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08003607

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GEA Group Aktiengesellschaft

*CURRENT ADDRESS Dorstener Straße 484
44809 Bochum
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 08 2008
THOMSON REUTERS

FILE NO. 82- 35214

FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

BEST AVAILABLE COPY

OICF/BY: [signature]

DAT : 7/7/08

GEA Group Aktiengesellschaft

List of shareholdings: GEA Group Aktiengesellschaft

and GEA Group as of December 31st, 2007

acc. to §§ 287, 313 para. 4 German Commercial Code,

acc. to § 325 German Commercial Code deposited at the electronical German Federal Gazette.

Explanations:

Status:

*	Direct and indirect shares of GEA Group Aktiengesellschaft in consideration of § 16 para. 2 and 4 German Stock Companies Act; shares, which are not held directly by GEA Group Aktiengesellschaft, but by a dependent shareholding acc. to § 16 para 4 German Stock Companies Act, are calculated always in the amount of the directly hold interest.
**	Profit and loss transfer agreement

Index:

Consolidated affiliated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
	Customized Systems									
1	Aero Products, Inc.	Redmond	United States	100,00	2	USD	3.290	12.458	511	
2	AeroFreeze Systems, Inc.	Richmond	Canada	100,00	70	CAD	14.182	26.316	-818	
3	AeroFreeze, Inc.	Redmond	United States	100,00	1	USD	36	0	0	
4	Agro Contractants S.A.	Avignon	France	100,00	83	EUR	-116	39	-100	
5	ATG UK Holdings Limited	Cheshire	United Kingdom	100,00	13	GBP	6.700	0	3.191	
6	AWP Kaelte-Klima-Armaturen GmbH	Prenzlau	Germany	100,00	56	EUR	1.332	8.939	1.302	**
7	DELBAG S.A.R.L.	Montry	France	99,60	13	EUR	544	1.975	61	
	DELBAG S.A.R.L.	Montry	France	0,40	290	EUR	544	1.975	61	
8	Denco Hassas Kontrollue Klima Sistemleri Eduestri Ve Ticaret Anonim Sirketi	Istanbul	Turkey	99,996	9	GBP	475	9.945	144	
	Denco Hassas Kontrollue Klima Sistemleri Eduestri Ve Ticaret Anonim Sirketi	Istanbul	Turkey	0,001	26	GBP	475	9.945	144	
	Denco Hassas Kontrollue Klima Sistemleri Eduestri Ve Ticaret Anonim Sirketi	Istanbul	Turkey	0,001	13	GBP	475	9.945	144	
	Denco Hassas Kontrollue Klima Sistemleri Eduestri Ve Ticaret Anonim Sirketi	Istanbul	Turkey	0,001	21	GBP	475	9.945	144	
	Denco Hassas Kontrollue Klima Sistemleri Eduestri Ve Ticaret Anonim Sirketi	Istanbul	Turkey	0,001	14	GBP	475	9.945	144	
9	Denco Limited	Moreton on Lugg, Herfordshire	United Kingdom	100,00	5	GBP	2.127	45.309	1.266	
10	FES Systems Inc.	York - Pennsylvania	United States	100,00	299	USD	42.861	84.540	2.640	
11	Frigofrance S.A.	Les Sorinières	France	100,00	83	EUR	9.720	12.443	1.675	
12	Frigostar S.A.	Beziers	France	100,00	83	EUR	313	666	29	
13	GEA Air Treatment GmbH	Herne	Germany	100,00	290	EUR	59.642	0	14.574	**
14	GEA Air Treatment Marketing Services International GmbH	Herne	Germany	100,00	13	EUR	35	16.480	1.704	**
15	GEA Delbag Lufttechnik GmbH	Herne	Germany	100,00	290	EUR	73	7.437	758	**
16	GEA Delbag-Luftfilter Vertriebsgesellschaft mbH	Herne	Germany	100,00	81	EUR	1.165	9.219	527	**
17	GEA EXOS Ventilation AB	Enkoeping	Sweden	100,00	13	SEK	2.029	104.081	29	
18	GEA Grenco Køleteknik A/S	Skanderborg	Denmark	100,00	70	DKK	3.435	30.507	-4.997	
19	GEA Grenco N.V.	Mechelen	Belgium	99,00	70	EUR	-141	2.101	-333	
	GEA Grenco N.V.	Mechelen	Belgium	1,00	72	EUR	-141	2.101	-333	
20	GEA Happel Belgium N.V.	Haren (Bruselles)	Belgium	100,00	13	EUR	4.629	23.397	1.681	
21	GEA Happel Klimatechnik GmbH	Herne	Germany	100,00	290	EUR	301	66.569	3.867	**
22	GEA Happel Klimatechnik Produktions- und Servicegesellschaft mbH	Herne	Germany	100,00	290	EUR	17.314	39.022	3.675	**
23	GEA Happel Nederland B.V.	Capelle on the Yssel	Netherlands	100,00	294	EUR	1.721	14.750	533	
24	GEA Happel S.A.R.L.	Roncq Cedex	France	100,00	22	EUR	3.048	25.511	814	
25	GEA Happel Service GmbH	Willich	Germany	100,00	290	EUR	1.367	6.485	258	**
26	GEA Happel Wieland GmbH	Sprockhoevel-Haßlinghausen	Germany	100,00	319	EUR	288	7.882	294	**
27	GEA klima rashladna tehnika d.o.o.	Zagreb	Croatia	100,00	32	HRK	3.575	17.249	975	
28	GEA Klima Sanayi ve Ticaret Anonim Sirketi	Istanbul	Turkey	99,992	14	TRY	866	0	-934	
	GEA Klima Sanayi ve Ticaret Anonim Sirketi	Istanbul	Turkey	0,002	22	TRY	866	0	-934	
	GEA Klima Sanayi ve Ticaret Anonim Sirketi	Istanbul	Turkey	0,002	25	TRY	866	0	-934	
	GEA Klima Sanayi ve Ticaret Anonim Sirketi	Istanbul	Turkey	0,002	26	TRY	866	0	-934	
	GEA Klima Sanayi ve Ticaret Anonim Sirketi	Istanbul	Turkey	0,002	13	TRY	866	0	-934	
29	GEA Klima- und Filtertechnik Wurzen GmbH	Wurzen	Germany	100,00	290	EUR	3.192	38.351	814	**
30	GEA Klimatec Schweiz AG	Bolligen	Switzerland	100,00	13	CHF	-2.841	3.360	-660	
31	GEA Klimatechnik GmbH & Co. KG	Gaspoltshofen	Austria	100,00	32	EUR	3.512	37.732	3.132	
	GEA Klimatechnik GmbH & Co. KG	Gaspoltshofen	Austria	0,00	345	EUR	3.512	37.732	3.132	
32	GEA Klimatechnik Produktion GmbH	Gaspoltshofen	Austria	53,00	290	EUR	6.053	41.765	2.656	
	GEA Klimatechnik Produktion GmbH	Gaspoltshofen	Austria	45,30	14	EUR	6.053	41.765	2.656	
	GEA Klimatechnik Produktion GmbH	Gaspoltshofen	Austria	1,70	297	EUR	6.053	41.765	2.656	
33	GEA Klimatechnika Kft.	Budapest	Hungary	96,67	32	HUF	221.033	1.175.804	43.868	
	GEA Klimatechnika Kft.	Budapest	Hungary	3,33	14	HUF	221.033	1.175.804	43.868	

Consolidated affiliated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
34	GEA Klimateknik Aps	Kopenhagen	Denmark	100,00	14	DKK	-825	10.836	-973	
35	GEA Klimatizace spol. s.r.o.	Liberec	Czech Republic	67,00	32	CZK	50.875	207.276	21.399	
	GEA Klimatizace spol. s.r.o.	Liberec	Czech Republic	33,00	82	CZK	50.875	207.276	21.399	
36	GEA Klimatizacia s.r.o.	Bratislava	Slovakia	50,00	32	SKK	24.044	190.752	17.023	
	GEA Klimatizacia s.r.o.	Bratislava	Slovakia	50,00	82	SKK	24.044	190.752	17.023	
37	GEA Klimatyzacja spolka z o.o.	Wroclaw	Poland	50,00	32	PLN	3.340	32.731	1.671	
	GEA Klimatyzacja spolka z o.o.	Wroclaw	Poland	50,00	82	PLN	3.340	32.731	1.671	
38	GEA Refrigeration Technology (Suzhou) Co., Ltd.	Suzhou	China	100,00	70	CNY	12.047	0	0	
39	Geneglace SAS	Les Sorinières	France	100,00	11	EUR	6.917	12.668	1.607	
40	Goedhart Bohemia s.r.o.	Prague	Czech Republic	100,00	42	CZK	7.599	14.271	1.895	
41	Goedhart Cooling Equipment B.V.	Sint Maartensdijk	Netherlands	100,00	42	EUR	23.162	34.778	4.520	
42	Goedhart Holding B.V.	Sint Maartensdijk	Netherlands	100,00	70	EUR	21.325	44.219	5.481	
43	Goedhart Ibérica Cooling Equipment S.A.	Valência	Spain	99,98	42	EUR	74	0	6	
	Goedhart Ibérica Cooling Equipment S.A.	Valência	Spain	0,02	41	EUR	74	0	6	
44	Grasso (South Africa) (Pty) Ltd.	Cape Town	South Africa	100,00	70	ZAR	20.109	40.004	2.873	
45	Grasso (Thailand) Co. Ltd.	Bangkok	Thailand	99,9994	70	THB	63.198	164.212	3.301	
46	Grasso Australia Pty. Ltd.	Thomastown, Victoria	Australia	100,00	70	AUD	739	2.765	64	
47	Grasso Chili B.V.	s-Hertogenbosch	Netherlands	100,00	70	CLP	-43.487	0	0	
48	Grasso Componenten Benelux BV	s-Hertogenbosch	Netherlands	100,00	70	EUR	615	4.344	170	
49	Grasso Componentes Ibéria Lda.	Cascais	Portugal	99,80	70	EUR	1.013	3.616	137	
	Grasso Componentes Ibéria Lda.	Cascais	Portugal	0,20	62	EUR	1.013	3.616	137	
50	Grasso Components Srl	Castel Maggiore-Bologna	Italy	99,00	70	EUR	63	-3	3	
	Grasso Components Srl	Castel Maggiore-Bologna	Italy	1,00	62	EUR	63	-3	3	
51	Grasso Consultants B.V.	s-Hertogenbosch	Netherlands	100,00	70	EUR	612	0	10	
52	Grasso Czech s.r.o.	Prague	Czech Republic	100,00	70	CZK	6.153	120.264	2.551	
53	Grasso Filipijnen B.V.	s-Hertogenbosch	Netherlands	100,00	70	PHP	55.623	150.428	6.008	
54	Grasso Finance B.V.	s-Hertogenbosch	Netherlands	100,00	70	EUR	17.153	0	895	
55	Grasso France Composants SAS	Les Sorinières	France	100,00	83	EUR	366	0	98	
56	Grasso GmbH Refrigeration Technology	Berlin	Germany	100,00	290	EUR	15.811	73.611	9.767	**
57	Grasso Holdings Ltd.	London	United Kingdom	100,00	70	GBP	2.490	0	-446	
58	Grasso International B.V.	s-Hertogenbosch	Netherlands	100,00	70	EUR	6.440	31.650	618	
59	Grasso International GmbH	Berlin	Germany	99,00	56	EUR	278	17.369	715	**
	Grasso International GmbH	Berlin	Germany	1,00	58	EUR	278	17.369	715	
60	Grasso Kaeltemaschinenbau Halle GmbH	Schkopau-Doellnitz	Germany	100,00	290	EUR	6.931	13.207	985	
61	Grasso Nordic A/S	Kolding	Denmark	100,00	70	EUR	271	4.822	110	
62	Grasso Products B.V.	s-Hertogenbosch	Netherlands	100,00	70	EUR	10.184	25.579	2.689	
63	Grasso Products Ltd.	London	United Kingdom	100,00	57	GBP	1.887	8.125	546	
64	Grasso Refrigeration OOO	Moscow	Russian Federation	100,00	58	RUB	20.387	253.497	-23.838	
65	Grasso Refrigeration Systems (Shanghai) Co., Ltd.	Shanghai	China	100,00	70	CNY	13.121	44.464	-444	
66	Grasso Spólka z o.o.	Gdynia	Poland	100,00	70	PLN	8.767	81.238	4.030	
67	Grasso SRL Cluj	Cluj	Romania	100,00	58	RON	2.615	22.025	913	
68	Grasso TOV	Kiev	Ukraine	100,00	70	UAH	1.438	31.616	152	
69	Grasso UAB	Vilnius	Lithuania	100,00	70	LTL	2.779	28.426	264	
70	Grasso's Koninklijke Machinefabrieken N.V.	s-Hertogenbosch	Netherlands	100,00	294	EUR	82.826	0	2.590	
71	Grenco (South Africa) (Pty) Ltd.	Cape Town	South Africa	100,00	70	ZAR	60.254	334.051	11.123	
72	Grenco B.V.	s-Hertogenbosch	Netherlands	100,00	70	EUR	7.837	62.824	3.336	
73	Grenco Ibérica S.A.	Vigo	Spain	100,00	70	EUR	5.779	32.187	590	
74	Grenco Property (Pty) Ltd.	Cape Town	South Africa	51,00	71	ZAR	300	0	7	
75	Grenco Property Durban (Pty) Ltd.	Cape Town	South Africa	50,50	71	ZAR	205	0	7	
76	Grenco Refrigeration (Ireland) Limited	Cavan	Ireland	100,00	78	EUR	-26	4.769	14	
77	Grenco Refrigeration B.V.	s-Hertogenbosch	Netherlands	100,00	70	EUR	-1.759	0	0	

Consolidated affiliated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
78	Grenco Refrigeration Ltd.	London	United Kingdom	100,00	57	GBP	3.820	23.191	736	
79	Industrie Technofrigo dell'Orto S.p.A.	Castel Maggiore-Bologna	Italy	100,00	70	EUR	10.329	66.174	988	
80	ISISAN TESISAT INSAAT TAAHHUET TICARET VE SANAYI A.S.	Istanbul	Turkey	79,99999875	14	TRY	6.955	26.815	2.445	
	ISISAN TESISAT INSAAT TAAHHUET TICARET VE SANAYI A.S.	Istanbul	Turkey	0,00000125	13	TRY	6.955	26.815	2.445	
81	KUEBA Kaeltetechnik GmbH	Baierbrunn	Germany	90,00	56	EUR	3.829	41.890	6.884	**
	KUEBA Kaeltetechnik GmbH	Baierbrunn	Germany	10,00	290	EUR	3.829	41.890	6.884	
82	LVZ, a.s.	Liberec	Czech Republic	100,00	290	CZK	729.761	1.584.628	149.926	
83	Matal S.A.	Les Sorinières	France	100,00	70	EUR	11.821	62.525	1.334	
84	PT. Grasso Indonesia	Jakarta	Indonesia	99,00	70	IDR	4.420.011	60.724	1.246.220	
	PT. Grasso Indonesia	Jakarta	Indonesia	1,00	58	IDR	4.420.011	60.724	1.246.220	
85	Revalco B.V.	s-Hertogenbosch	Netherlands	100,00	70	EUR	-1.052	746	-287	
86	SC GEA KLIMATECHNIK SRL	Timisoara	Romania	99,00	32	RON	3.984	15.792	1.878	
	SC GEA KLIMATECHNIK SRL	Timisoara	Romania	1,00	14	RON	3.984	15.792	1.878	
87	UAB GEA Klimatechnik	Vilnius	Lithuania	100,00	14	LTL	1.687	8.730	562	

Process Equipment

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
88	Agroserve Ltd.	Warminster	United Kingdom	100,00	175	GBP	1.692	2.745	324	
89	GEA (Wuhu) KHI Machinery Cooling Co. Ltd.	Wuhu	China	95,72	297	CNY	54.906	278.695	24.262	
90	GEA do Brasil Intercambiadores Ltda.	Franco da Rocha	Brazil	100,00	297	BRL	38.388	106.647	8.773	
91	GEA Ecobraze AB	Landskrona	Sweden	100,00	290	SEK	53.693	162.927	8.053	
92	GEA Ecoflex GmbH	Sarstedt	Germany	100,00	290	EUR	33.520	135.339	17.252	**
93	GEA Ecoflex North America, Inc.	Louisville, KY	United States	100,00	114	USD	7.698	6.920	-486	
94	GEA Ecoflex Scandinavia Oy	Kangasala	Finland	100,00	102	EUR	541	9.594	-6	
95	GEA Ergé-Spirale et Soramat S.A.	Wingles	France	99,99	300	EUR	8.327	48.326	2.800	
96	GEA Management Gesellschaft fuer Waerme- u. Energietechnik mbH	Bochum	Germany	100,00	290	EUR	65	5.632	222	**
97	GEA Maschinenkuehltechnik GmbH	Bochum	Germany	100,00	290	EUR	2.626	54.495	7.230	**
98	GEA PHE Systems North America Inc.	York	United States	100,00	114	USD	12.330	15.708	-10.754	
99	GEA Polska Sp. z o.o.	Swiebodzice	Poland	100,00	297	PLN	19.068	65.474	7.100	
100	GEA Process Equipment GmbH	Duisburg	Germany	100,00	290	EUR	307	5.500	-2.215	**
101	GEA WTT America Inc.	Bohemia	United States	100,00	114	USD	842	9.411	618	
102	GEA WTT GmbH	Nobitz-Wilchwitz	Germany	100,00	92	EUR	7.713	40.342	5.167	**
103	Hapco N.V.	Aarschot	Belgium	100,00	159	EUR	-1.970	3.580	-69	
104	Hovex B.V. Engineering	Veendam	Netherlands	100,00	294	EUR	1.514	2.870	-306	
105	J. Houle & Fils (U.S.A.) Inc.	Gilbertsville	United States	100,00	106	USD	6	0	6	
106	J. Houle et Fils Inc.	Drummondville	Canada	100,00	164	CAD	18.597	45.700	3.597	
107	Niro Soavi S.p.A.	Parma	Italy	100,00	301	EUR	20.465	35.053	5.597	
108	OOO WestfaliaSurge	Moscow	Russian Federation	100,00	164	RUB	305.585	1.166.765	109.678	
109	PT Westfalia Indonesia	Jakarta	Indonesia	100,00	116	IDR	4.024.339	38.420.081	1.842.176	
110	Renzmann & Gruenewald GmbH	Monzingen	Germany	100,00	290	EUR	3.557	34.852	8.652	**
111	Tuchenhagen Canada Inc.	Mississauga, Ontario	Canada	100,00	114	CAD	3.204	4.303	197	
112	Tuchenhagen Flow Components LLC	Portland	United States	100,00	114	USD	-16.748	13.218	158	
113	Tuchenhagen GmbH	Buechen	Germany	100,00	290	EUR	13.417	71.700	14.287	**
114	Tuchenhagen North America Inc.	Portland	United States	100,00	299	USD	56.420	7.808	-370	
115	Westfalia Separator (Philippines), Inc.	Manila	Philippines	100,00	116	PHP	15.820	34.991	2.247	
116	Westfalia Separator (S.E.A.) Pte. Ltd.	Singapore	Singapore	100,00	120	SGD	25.783	54.811	1.872	
117	Westfalia Separator (Thailand) Ltd.	Bangkok	Thailand	100,00	116	THB	30.458	85.379	10.592	
118	Westfalia Separator A/S	Skanderborg	Denmark	100,00	253	DKK	17.854	95.600	3.203	
119	Westfalia Separator ACE GmbH	Ennigerloh	Germany	100,00	120	EUR	767	4.865	117	**

Consolidated affiliated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
120	Westfalia Separator AG	Oelde	Germany	100,00	290	EUR	92.479	0	81.473	**
121	Westfalia Separator Andalucia, Sociedad Limitada	Ubeda	Spain	100,00	132	EUR	2.707	11.275	416	
122	Westfalia Separator AS	Oslo	Norway	100,00	120	NOK	24.906	102.890	2.571	
123	Westfalia Separator Australia Pty. Ltd.	Thomastown ,Victoria	Australia	100,00	120	AUD	4.307	16.709	744	
124	Westfalia Separator Austria GmbH	Vienna	Austria	100,00	158	EUR	627	5.351	146	
125	Westfalia Separator Belgium N.V./S.A.	Schoten	Belgium	100,00	120	EUR	2.014	17,089	462	
126	Westfalia Separator Canada Inc.	Toronto	Canada	100,00	152	CAD	980	11.881	561	
127	Westfalia Separator Deutschland GmbH	Oelde	Germany	100,00	120	EUR	2.362	63.585	4.191	**
128	Westfalia Separator do Brasil Ltda.	Campinas	Brazil	99,9996	132	BRL	20.677	98.929	7.691	
	Westfalia Separator do Brasil Ltda.	Campinas	Brazil	0,0004	143	BRL	20.677	98.929	7.691	
129	Westfalia Separator EHF	Reykjavik	Iceland	100,00	122	ISK	27.564	101.055	-37.466	
130	Westfalia Separator Engineering GmbH	Oelde	Germany	100,00	120	EUR	710	35.425	552	**
131	Westfalia Separator Food Tec GmbH	Oelde	Germany	100,00	120	EUR	21.831	212.965	27.713	**
132	Westfalia Separator Ibérica S.A.	Granollers	Spain	100,00	120	EUR	12.896	14.390	7.388	
133	Westfalia Separator India Pvt. Ltd.	New Delhi	India	99,998	120	INR	79.699	140.047	11.372	
	Westfalia Separator India Pvt. Ltd.	New Delhi	India	0,002	143	INR	79.699	140.047	11.372	
134	Westfalia Separator Industrie SAS	Château-Thierry	France	99,98	300	EUR	6.741	27.043	769	
	Westfalia Separator Industrie SAS	Château-Thierry	France	0,02	120	EUR	6.741	27.043	769	
135	Westfalia Separator Industry GmbH	Oelde	Germany	100,00	120	EUR	14.740	161.467	14.588	**
136	Westfalia Separator Ireland Ltd.	Ballincollig Cork	Ireland	100,00	303	EUR	4.325	5.962	187	
137	Westfalia Separator Italiana S.r.l.	Parma	Italy	100,00	120	EUR	2.316	12.042	257	
138	Westfalia Separator K.K.	Minato-ku,Tokyo	Japan	100,00	120	JPY	910.939	2.225.023	86.102	
139	Westfalia Separator Ltd.	Milton Keynes	United Kingdom	100,00	302	GBP	3.945	8.443	-89	
140	Westfalia Separator Malaysia SDN. BHD.	Petaling Jaya	Malaysia	100,00	116	MYR	1.887	24.716	220	
141	Westfalia Separator Membraflow GmbH	Oelde	Germany	100,00	120	EUR	100	4.087	126	**
142	Westfalia Separator Mexicana S.A. de C.V.	Cuernavaca,Morelos	Mexico	100,00	120	MXN	35.287	94.134	-3.526	
143	Westfalia Separator Mineraloil Systems GmbH	Oelde	Germany	100,00	120	EUR	3.078	143.999	16.898	**
144	Westfalia Separator Mineraloil Systems SAS	Château-Thierry	France	99,9975	300	EUR	3.709	53.302	198	
	Westfalia Separator Mineraloil Systems SAS	Château-Thierry	France	0,0025	143	EUR	3.709	53.302	198	
145	Westfalia Separator Nederland B.V.	Cuijk	Netherlands	100,00	294	EUR	5.140	18.501	521	
146	Westfalia Separator Nederland Service B.V.	Cuijk	Netherlands	100,00	145	EUR	259	1.551	-71	
147	Westfalia Separator NZ Limited	Penrose-Auckland	New Zealand	100,00	120	NZD	4.021	6.889	89	
148	Westfalia Separator Polska Sp. z o.o.	Warsaw	Poland	100,00	120	PLN	871	20.505	101	
149	Westfalia Separator Sanayi ve Ticaret Ltd. Sti.	Izmir	Turkey	99,98	120	TRY	1.819	24.720	458	
	Westfalia Separator Sanayi ve Ticaret Ltd. Sti.	Izmir	Turkey	0,02	143	TRY	1.819	24.720	458	
150	Westfalia Separator Sweden A/B	Gothenburg	Sweden	100,00	122	SEK	3.560	25.943	-661	
151	Westfalia Separator Umwelttechnik GmbH	Oelde	Germany	100,00	120	EUR	1.500	10.778	28	**
152	Westfalia Separator, Inc.	Northvale, New Jersey	United States	100,00	299	USD	85.191	118.333	4.328	
153	WestfaliaSurge (Shanghai) Dairy Equipment Company Ltd.	Shanghai Pudong	China	100,00	164	CNY	-27.663	28.008	-2.096	
154	WestfaliaSurge Acier SAS	Château-Thierry	France	100,00	166	EUR	1.481	9.394	42	
155	WestfaliaSurge AG	Ittigen	Switzerland	100,00	164	CHF	978	11.285	246	
156	WestfaliaSurge Argentina SRL	Buenos Aires	Argentina	99,90	164	ARS	6.746	22.538	469	
157	WestfaliaSurge Australia Pty. Ltd.	Tullamarine, Victoria	Australia	100,00	164	AUD	-2.446	11.127	97	
158	WestfaliaSurge Austria GmbH	Vienna	Austria	100,00	164	EUR	2.705	16.708	1.071	
159	WestfaliaSurge Belgium N.V.-S.A.	Aarschot	Belgium	100,00	164	EUR	2.167	2.814	368	
160	WestfaliaSurge Canada Company	Mississauga, Ontario	Canada	100,00	177	CAD	6.342	26.002	2.231	
161	WestfaliaSurge Canada, Inc.	Halifax, Nova Scotia	Canada	100,00	177	CAD	0	0	0	
162	WestfaliaSurge Deutschland GmbH	Boenen	Germany	100,00	164	EUR	1.796	161.493	21.517	**
163	WestfaliaSurge do Brasil Ltda.	Jaguariúna	Brazil	75,50	164	BRL	5.553	39.755	759	
	WestfaliaSurge do Brasil Ltda.	Jaguariúna	Brazil	24,50	166	BRL	5.553	39.755	759	
164	WestfaliaSurge GmbH	Boenen	Germany	94,50	290	EUR	29.227	0	19.304	**

Consolidated affiliated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
	WestfaliaSurge GmbH	Boenen	Germany	5,50	120	EUR	29.227	0	19.304	
165	WestfaliaSurge Ibérica S.L.	Granollers	Spain	100,00	132	EUR	3.150	11.753	392	
166	WestfaliaSurge Japy	St. Apollinaire	France	100,00	173	EUR	6.396	34.788	302	
167	WestfaliaSurge la Laguna, S.A. de C.V.	Torreon	Mexico	99,00	168	MXN	-12.879	14.144	-2.831	
	WestfaliaSurge la Laguna, S.A. de C.V.	Torreon	Mexico	1,00	177	MXN	-12.879	14.144	-2.831	
168	WestfaliaSurge Mexicana S.A. de C.V.	Cuernavaca	Mexico	99,00	120	MXN	-75.669	38.708	-44.501	
	WestfaliaSurge Mexicana S.A. de C.V.	Cuernavaca	Mexico	1,00	177	MXN	-75.669	38.708	-44.501	
169	WestfaliaSurge Nederland B.V.	Lelystad	Netherlands	100,00	164	EUR	1.245	13.560	636	
170	WestfaliaSurge New Zealand Ltd.	Cambridge	New Zealand	100,00	157	NZD	-10.493	10.266	144	
171	WestfaliaSurge Nordic A/S	Rodding	Denmark	100,00	166	DKK	5.981	57.377	252	
172	WestfaliaSurge Prominox SAS	Nevers	France	100,00	166	EUR	856	9.956	-2.218	
173	WestfaliaSurge SAS	Château-Thierry	France	100,00	300	EUR	23.040	36.446	-2.636	
174	WestfaliaSurge Sp. z o.o.	Bydgoszcz	Poland	100,00	164	PLN	7.715	36.459	1.146	
175	WestfaliaSurge UK Ltd.	Milton Keynes	United Kingdom	100,00	139	GBP	3.580	6.829	493	
176	Westfalia-Surge West, Inc.	Fresno, California	United States	100,00	177	USD	23.784	31.034	2.039	
177	WestfaliaSurge, Inc.	Naperville	United States	100,00	152	USD	95.052	166.516	7.720	

Process Engineering

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
178	2H Aqua UK Ltd.	Daventry	United Kingdom	100,00	179	GBP	575	2.860	242	
179	2H Kunststoff GmbH	Wettringen	Germany	100,00	215	EUR	3.526	23.005	4.052	
180	3180913 Canada Inc.	Montreal	Canada	100,00	184	CAD	398	0	0	
181	Aeromatic-Fielder AG	Bubendorf	Switzerland	100,00	253	CHF	8.772	52.083	3.772	
182	Avalon Engineering Ltd.	Hamilton	New Zealand	100,00	228	NZD	2.338	23.828	722	
183	Barr & Murphy (Canada) Ltd.	Montreal	Canada	50,00	184	CAD	1.832	0	0	
	Barr & Murphy (Canada) Ltd.	Montreal	Canada	25,00	180	CAD	1.832	0	0	
	Barr & Murphy (Canada) Ltd.	Montreal	Canada	25,00	187	CAD	1.832	0	0	
184	Barr & Murphy Holdings Ltd.	Maidenhead	United Kingdom	100,00	302	GBP	0	0	0	
185	Barr & Murphy Management Ltd.	Stourbridge	United Kingdom	100,00	184	GBP	300	0	0	
186	Barr & Murphy Overseas Ltd.	Stourbridge	United Kingdom	100,00	185	GBP	321	0	0	
187	Barr & Murphy Technologies Inc.	Montreal	Canada	100,00	184	CAD	250	0	0	
188	Barr Rosin Limited	Maidenhead	United Kingdom	100,00	302	GBP	1.087	10.011	721	
189	Barr-Rosin (USA) Inc.	Chicago	United States	100,00	183	USD	122	1.099	38	
190	Barr-Rosin, Inc.	Boisbriand, Quebec	Canada	100,00	258	CAD	6.846	70.063	3.823	
191	Batignolles Technologies Thermiques Qatar L.L.C.	Doha	Qatar	100,00	192	QAR	3.123	20.997	883	
192	Batignolles Technologies Thermiques S.A.S.	Nantes	France	100,00	300	EUR	24.246	198.132	9.909	
193	Batignolles Thermal Technologies (Changshu) Co. Ltd.	Changshu	China	100,00	192	CNY	45.045	244.042	15.180	
194	Beijing GEA Energietechnik Co., Ltd.	Beijing	China	100,00	210	CNY	21.450	443.579	21.973	
195	Bowen Engineering Inc.	Columbia	United States	100,00	254	USD	-399	0	-13	
196	Buck Systems Ltd.	Birmingham	United Kingdom	100,00	227	GBP	1.000	0	0	
197	Colby Powder Systems PTY Limited	Sydney	Australia	100,00	231	AUD	68	22.000	164	
198	Collette N.V.	Wommelgem	Belgium	100,00	253	EUR	12.069	17.575	2.239	
199	Courtoy N.V.	Halle	Belgium	100,00	198	EUR	3.237	19.929	1.820	
200	Diessel Aktiengesellschaft	Zug	Switzerland	100,00	208	EUR	74	405	-5	
201	E.PRO.M s.r.l.	Traversetolo	Italy	51,00	277	EUR	1.933	8.768	57	
202	Energiagazdalkodasi Rt	Budapest	Hungary	99,58	297	HUF	7.205.674	29.044.150	1.799.496	
203	Errebizeta s.r.l.	Collecchio	Italy	100,00	277	EUR	1.106	11.030	-136	
204	GEA (Philippines) Inc.	Manila	Philippines	100,00	229	PHP	-7.072	0	-244	
205	GEA Abfuelltechnik GmbH	Büchen	Germany	100,00	290	EUR	-4.244	0	-1	
206	GEA Aircooled Systems (Pty) Ltd.	Germiston	South Africa	100,00	297	ZAR	67.218	149.772	15.187	

Consolidated affiliated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
207	GEA Automation Ireland Ltd.	Naas	Ireland	100,00	303	EUR	1.165	0	0	
208	GEA Diessel GmbH	Hildesheim	Germany	100,00	290	EUR	4.000	28.320	754	**
209	GEA Diessel Ireland Ltd.	South Mall, Cork	Ireland	100,00	243	EUR	292	0	0	
210	GEA Energietechnik GmbH	Bochum	Germany	100,00	290	EUR	4.137	99.832	1.989	**
211	GEA Energy Technology GmbH	Bochum	Germany	100,00	290	EUR	52	0	-838	**
212	GEA Exergy AB	Gothenburg	Sweden	100,00	249	SEK	-38.066	4.703	2.214	
213	GEA Hungary Ltd.	Budapest	Hungary	100,00	253	HUF	8.817	188.038	2.446	
214	GEA Ibérica S.A.	Igorre	Spain	100,00	297	EUR	11.857	47.775	2.540	
215	GEA Industrial Products GmbH	Herne	Germany	100,00	290	EUR	25	0	-936	**
216	GEA Jet Pumps GmbH	Ettlingen	Germany	100,00	249	EUR	180	24.789	444	**
217	GEA Liquid Processing Scandinavia A/S	Skanderborg	Denmark	100,00	253	DKK	8.601	231.929	-4.897	
218	GEA Luftkuehler GmbH	Bochum	Germany	100,00	290	EUR	4.105	28.152	1.656	**
219	GEA Lyophil GmbH	Huerth	Germany	100,00	223	EUR	-2.555	32.032	5.431	**
220	GEA Messo AG	Zürich	Switzerland	100,00	181	CHF	2.503	22.046	2.005	
221	GEA Messo GmbH	Duisburg	Germany	100,00	249	EUR	651	1.256	-1.406	**
222	GEA Nilenca (Pty) Ltd.	Germiston	South Africa	55,00	206	ZAR	0	0	0	
223	GEA NIRO GmbH	Muellheim	Germany	100,00	290	EUR	212	7.853	133	**
224	GEA POWER COOLING TECHNOLOGY (CHINA) LTD.	Langfang	China	100,00	210	CNY	194.939	918.972	91.937	
225	GEA POWER COOLING, INC.	Lakewood, Colorado	United States	100,00	299	USD	26.631	125.562	3.151	
226	GEA Process Engineering (India) Limited	Mumbai	India	100,00	253	INR	136.565	849.302	6.811	
227	GEA Process Engineering (NPS) Ltd.	Eastleigh Hampshire	United Kingdom	100,00	302	GBP	-700	18.136	469	
228	GEA Process Engineering (NZ) Ltd.	Auckland	New Zealand	100,00	253	NZD	5.308	26.158	776	
229	GEA Process Engineering (S.E.A.) Pte. Ltd.	Singapore	Singapore	100,00	253	SGD	5.506	27.740	2.551	
230	GEA Process Engineering Asia Ltd.	Hongkong	China	100,00	282	HKD	89.244	355.673	63.356	
231	GEA Process Engineering Australia Pty. Ltd.	Melbourne	Australia	100,00	253	AUD	5.481	19.749	794	
232	GEA Process Engineering Chile S.A.	Santiago de Chile	Chile	100,00	253	CLP	-168.725	3.227.284	-169.025	
233	GEA Process Engineering China Co. Ltd.	Shanghai	China	100,00	230	HKD	766	13.811	-75	
234	GEA Process Engineering China Co. Ltd.	Shanghai	China	100,00	230	HKD	0	0	0	
235	GEA Process Engineering de México S.A. de C.V.	Mexico City	Mexico	100,00	253	MXN	23.196	78.211	15.117	
236	GEA Process Engineering Italia S.P.A.	Segrate	Italy	100,00	253	EUR	1.734	560	-407	
237	GEA Process Engineering Ltd.	Birchwood,Warrington,Chesire	United Kingdom	100,00	302	GBP	3.084	15.499	492	
238	GEA Process Engineering Nederland B.V.	Deventer	Netherlands	100,00	294	EUR	114	21.972	-56	
239	GEA Process Engineering Oy	Vantaa	Finland	100,00	253	EUR	420	1.351	168	
240	GEA Process Engineering S.A.	Buenos Aires	Argentina	95,00	301	ARS	14.377	28.122	2.138	
	GEA Process Engineering S.A.	Buenos Aires	Argentina	5,00	253	ARS	14.377	28.122	2.138	
241	GEA Process Engineering S.A.S.	Saint-Quentin en Yvelines Ced.	France	100,00	300	EUR	7.519	43.124	-1.859	
242	GEA Process Engineering Taiwan Ltd.	Taipeh	Taiwan	100,00	262	TWD	0	0	0	
243	GEA Process Technologies Ireland Limited	Dublin	Ireland	100,00	303	EUR	-1.382	17.843	2.134	
244	GEA Procomac Deutschland GmbH	Bad Kreuznach	Germany	100,00	283	EUR	0	0	0	**
245	GEA PT Warsaw Spolka z o.o.	Warsaw	Poland	100,00	253	PLN	671	91.591	-358	
246	GEA Rainey Corp.	Tulsa	United States	100,00	299	USD	17.958	69.494	3.321	
247	GEA Scambiatori di Calore S.r.l.	Monvalle	Italy	100,00	297	EUR	8.861	35.189	2.878	
248	GEA Tuchenhagen Muehendislik Makine San. Ve Tic. Ltd. Sti.	Ankara	Turkey	99,975	253	TRY	114	797	14	
	GEA Tuchenhagen Muehendislik Makine San. Ve Tic. Ltd. Sti.	Ankara	Turkey	0,025	256	TRY	114	797	14	
249	GEA Wiegand GmbH	Ettlingen	Germany	100,00	290	EUR	3.835	28.254	-1.296	**
250	Huppmann GmbH	Kitzingen	Germany	100,00	282	EUR	5.207	52.062	-13.899	**
251	Levati Food Tech s.r.l.	Collecchio	Italy	100,00	277	EUR	321	9.595	-423	
252	Niro (NZ) Limited	Penrose- Auckland	New Zealand	100,00	228	NZD	0	0	0	
253	Niro A/S	Soeborg	Denmark	100,00	301	DKK	373.900	894.400	65.100	
254	Niro Atomizer Acquisition Company Inc.	Columbia	United States	100,00	258	USD	-1.719	0	0	
255	Niro Atomizer Canada Ltd.	Montreal	Canada	100,00	258	CAD	146	0	0	

Consolidated affiliated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
256	Niro Bola A/S	Soeborg	Denmark	100,00	253	DKK	7.452	0	117	
257	Niro España S.A.	Alcobendas (Madrid)	Spain	100,00	132	EUR	559	1.061	24	
258	Niro Inc.	Columbia	United States	100,00	299	USD	20.307	130.775	4.516	
259	Niro Indústria e Comércio Ltda.	Sao Paolo	Brazil	100,00	253	BRL	-351	5.607	-599	
260	Niro Industries B.V.	Amsterdam	Netherlands	100,00	253	EUR	1.136	0	-135	
261	Niro Instalacoes Industrias Ltda.	Sao Paulo	Brazil	100,00	253	USD	-2.921	0	-185	
262	Niro Japan Co. Ltd.	Tokyo	Japan	100,00	253	JPY	209.996	1.016.679	70.927	
263	Niro Limited	Abingdon Oxfordshire	United Kingdom	100,00	302	GBP	,196	1.790	-28	
264	Niro Process Technology B.V.	s-Hertogenbosch	Netherlands	100,00	294	EUR	1.420	3.326	126	
265	Niro Sterner Inc.	Columbia	United States	100,00	258	USD	315	0	-39	
266	Pelacci S.R.L. i.L.	Sala Baganza	Italy	100,00	277	EUR	1.734	560	-407	
267	Polacel B.V.	Doetinchem	Netherlands	100,00	297	EUR	3.994	16.861	231	
268	Polacel USA, LLC	Houston	United States	100,00	299	USD	-2.474	2.901	-778	
269	Process Control Panels Ltd.	Birmingham	United Kingdom	100,00	237	GBP	223	1.953	139	
270	Procme GmbH	Bad Kreuznach	Germany	51,00	277	EUR	258	4.385	-298	
271	Procomac Engenharia Ltda.	Barueri	Brazil	96,16	277	BRL	-440	683	-657	
272	Procomac Iberica S.A.	Sant Quirze del Vallès	Spain	80,00	277	EUR	211	350	-11	
273	Procomac Inc.	Suwanee, Georgia	United States	100,00	277	USD	73	2.376	62	
274	Procomac Ltd.	Broadwell, Rugby	United Kingdom	80,00	277	GBP	230	0	195	
275	Procomac Packaging s.r.l.	Collecchio	Italy	76,00	277	EUR	2.505	18.963	382	
276	Procomac RN S.R.L. i.L.	Sala Baganza	Italy	100,00	277	EUR	1.072	0	-9	
277	Procomac S.p.A.	Sala Baganza	Italy	100,00	107	EUR	6.002	95.016	-5.241	
278	Rosin Americas Ltd.	Montreal	Canada	65,00	188	CAD	-389	0	0	
	Rosin Americas Ltd.	Montreal	Canada	35,00	302	CAD	-389	0	0	
279	Tuchenhagen (Philippines) Inc.	Manila	Philippines	100,00	280	PHP	-36.322	18.057	-4.868	
280	Tuchenhagen (S.E.A.) Pte. Ltd.	Singapore	Singapore	100,00	282	SGD	3.122	7.713	-195	
281	Tuchenhagen (Thailand) Co. Ltd.	Bangkok	Thailand	100,00	280	THB	-399	0	16.412	
282	Tuchenhagen Brewery Systems GmbH	Buechen	Germany	100,00	290	EUR	7.513	32.302	5.058	**
283	Tuchenhagen Dairy Systems GmbH	Sarstedt	Germany	100,00	290	EUR	5.789	77.396	6.541	**
284	Tuchenhagen do Brasil LTDA.	Campinas	Brazil	100,00	282	BRL	16.521	30.057	7.446	
285	Tuchenhagen Japan Ltd.	Osaka	Japan	86,96	282	JPY	581.116	2.229.014	49.742	
286	Tuchenhagen Moscow OOO	Moscow	Russian Federation	99,00	282	RUB	160.441	474.331	60.249	
	Tuchenhagen Moscow OOO	Moscow	Russian Federation	1,00	283	RUB	160.441	474.331	60.249	
287	Tuchenhagen S.A.	Buenos Aires	Argentina	100,00	289	ARS	1.250	2.830	11	
288	Tuchenhagen S.A. (Pty) Ltd.	Midrand	South Africa	100,00	282	ZAR	23.573	52.964	3.240	
289	Tuchenhagen, S.A.	Alcobendas (Madrid)	Spain	100,00	132	EUR	10.197	29.194	5.096	

Others, including discontinued operations

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
290	GEA Group Aktiengesellschaft	Bochum	Germany			EUR	850.667	0	197.632	
291	"SEMENOWSKY VAL" Immobilien-Verwaltungs-GmbH	Bochum	Germany	100,00	290	EUR	1.727	0	36	
292	Brueckenbau Plauen GmbH	Neu Isenburg	Germany	100,00	313	EUR	-63.324	80	642	
293	Frankfurter Assekuranz-Kontor GmbH	Frankfurt on the Main	Germany	100,00	290	EUR	102	2.390	603	**
294	GEA Dutch Holding B.V.	s-Hertogenbosch	Netherlands	100,00	13	EUR	35.512	0	-842	
295	GEA Energietechnik Anlagen- und Betriebs-GmbH	Bochum	Germany	100,00	290	EUR	364.344	0	19.791	**
296	GEA Finance B.V.	Barendrecht	Netherlands	100,00	290	EUR	423	0	-31	
297	GEA Industriebeteiligungen GmbH	Bochum	Germany	100,00	290	EUR	28.173	0	7.814	**
298	GEA IT Services GmbH	Oelde	Germany	100,00	290	EUR	2.261	0	14	**
299	GEA North America, Inc.	Delaware	United States	100,00	301	USD	403.852	0	101.969	
300	GEA PT France SAS	Saint-Quentin en Yvelines	France	100,00	301	EUR	78.969	1.112	-2.495	

Consolidated affiliated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
301	GEA PT Holding GmbH	Bochum	Germany	100,00	290	EUR	350.256	0	9.246	**
302	GEA PT Holdings Ltd.	Birchwood	United Kingdom	100,00	301	GBP	1.293	0	-567	
303	GEA PT Ireland Ltd.	Kildare	Ireland	100,00	301	EUR	415	0	125	
304	GEA PT Nederland B.V.	Cuijk	Netherlands	100,00	301	EUR	17.721	0	495	
305	LL Plant Engineering AG	Ratingen	Germany	100,00	290	EUR	57.777	0	-325.331	**
306	Lurgi Austria GmbH	Vienna	Austria	100,00	322	EUR	1.348	378	86	
307	Lurgi Bischoff GmbH	Essen	Germany	100,00	290	EUR	2.557	56.203	4.296	**
308	Lurgi Bischoff S.A.S.	Bordeaux	France	100,00	307	EUR	220	11.308	128	
309	Lurgi Bischoff S.p.A.	Milan	Italy	100,00	307	EUR	3.203	1.597	1.567	
310	Lurgi Bischoff US	Delaware	United States	100,00	299	USD	-190	4.380	-200	
311	Lurgi Zuerich AG	Zurich	Switzerland	100,00	322	CHF	1.755	235	948	
312	mg Altersversorgung GmbH	Bochum	Germany	100,00	290	EUR	180	0	-5.892	**
313	mg capital gmbh	Bochum	Germany	100,00	290	EUR	312	0	5.569	**
314	MG Rohstoffhandel GmbH	Frankfurt on the Main	Germany	100,00	320	EUR	2.563	218.742	1.683	**
315	MG Technologies Inc.	Delaware	United States	100,00	299	USD	0	0	0	
316	mg vermoegensverwaltungs gmbh	Frankfurt on the Main	Germany	100,00	290	EUR	70.898	27.990	-4.781	**
317	mg vv Projektgesellschaft Hompottweg GmbH	Frankfurt on the Main	Germany	100,00	316	EUR	1.537	6.751	2.981	**
318	mgvv Projektentwicklung Daimlerstrasse GmbH & Co. KG	Frankfurt on the Main	Germany	100,00	316	EUR	18	4.115	-2.542	
319	Paul Pollrich GmbH	Moenchengladbach	Germany	99,92	290	EUR	1.764	0	128	**
	Paul Pollrich GmbH	Moenchengladbach	Germany	0,04	22	EUR	1.764	0	128	
	Paul Pollrich GmbH	Moenchengladbach	Germany	0,04	13	EUR	1.764	0	128	
320	Ruhr-Zink GmbH	Datteln	Germany	100,00	290	EUR	48.876	338.268	15.687	
321	Shanghai Zimmer International Trading Co. Ltd.	Shanghai	China	100,00	322	CNY	8.537	13.921	864	
322	ZiAG Plant Engineering GmbH	Frankfurt on the Main	Germany	100,00	290	EUR	33.789	165.671	12.953	**

Associated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC
	Customized Systems								
323	GRADE Grasso Adearest Limited	Dubai	United Arab Emirates	50,00	70	EUR	784	5.452	741
324	GRADE Refrigeration LLC	Sharjah	United Arab Emirates	49,00	323	AED	4.022	32.007	4.088
325	Technofrigo Abu Dhabi	Abu Dhabi	United Arab Emirates	49,00	79	AED	0	0	0
	Process Equipment								
326	Alunan Sukma Sdn. Bhd.	Petaling Jaya	Malaysia	100,00	140	MYR	144	757	3
327	Animal Health Supplies Inc.	Jacksonville, Florida	United States	100,00	177	USD	1.004	4.195	182
328	Dairy Technology Services Pty Limited	Tatura, Victoria	Australia	100,00	157	AUD	-539	318	-114
329	Les Produits Agro B Inc.	Mercier	Canada	100,00	160	CAD	1.111	0	-95
330	Matma S.a.r.l.	Chateau-Thierry	France	100,00	173	EUR	52	0	-7
331	Orion WestfaliaSurge Co., Ltd.	Nagano	Japan	49,00	177	JPY	254.695	896.008	17.177
332	Westfalia Robo Techno K.K.	Sumida-ku,Tokyo	Japan	96,20	164	JPY	60.709	0	-5.078
	Process Engineering								
333	ACO Holding, Kolding A/S	Kolding	Denmark	40,00	253	DKK	21.515	151.749	4.577
334	GEA Shanxi Thermal Equipment Company Ltd.	Taiyuan (Shanxi)	China	48,00	210	CNY	42.741	57.609	-1.528
335	IMAI S.A.	Buenos Aires	Argentina	20,00	240	ARS	3.705	13.339	766
336	Siprotech S.p.A.	Parma	Italy	50,00	277	EUR	509	3.420	9
337	SNKS-Procomac K.K.	Osaka	Japan	50,00	277	JPY	168.057	208.121	8.920
338	ZAO Moscow Coffee House	Moscow	Russian Federation	29,00	253	RUB	278.885	160.987	730
	Others, including discontinued operations								
339	Merton Wohnprojekt GmbH	Frankfurt on the Main	Germany	50,00	316	EUR	1.992	2.520	1
340	MG NE Beteiligungs GmbH	Eschborn	Germany	50,00	313	EUR	68	0	-2.502
341	Polyamid 2000 Handels- und Produktions- gesellschaft Premnitz AG i.I.	Premnitz	Germany	34,93	322	EUR	-	-	-
	Polyamid 2000 Handels- und Produktions- gesellschaft Premnitz AG i.I.	Premnitz	Germany	14,97	305	EUR	-	-	-

Non consolidated affiliated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
	Customized Systems									
342	Dobbelenberg S.A./N.V.	Haren (Bruselles)	Belgium	100,00	20	EUR	160	18	15	
343	GCR Systems s.r.o.	Prague	Czech Republic	100,00	82	CZK	6.409	80,906	5.923	
344	GEA Klimaprodukter AS	Oslo	Norway	100,00	13	NOK	-332	4.246	-694	
345	GEA Klimatechnik GmbH	Gaspoltshofen	Austria	100,00	14	EUR	34	0	-1	
346	GEA Klimatizacijska tehnika d.o.o.	Ljubljana	Slovenia	100,00	14	EUR	21	0	3	
347	Morris & Young Ltd.	London	United Kingdom	100,00	57	GBP	0	0	0	
348	TOV GEA-Ukrayina	Kiev	Ukraine	60,00	62	UAH	-769	23.443	-201	
	Process Equipment									
349	DairyFlow Limited	Kilmarnock	United Kingdom	100,00	175	GBP	-118	899	-31	
350	GEA Ecoflex (Asia) Sdn. Bhd.	Shah Alam Selangor	Malaysia	100,00	92	MYR	6.176	100.591	1.844	
351	GEA Ecoflex China Co. Ltd.	Shanghai	China	100,00	92	RMB	5.021	56.463	339	
352	GEA Ecoflex India Pvt. Ltd.	Rabale Navi Mumbai	India	98,00	92	INR	100.899	513.924	40.089	
353	GEA Ecoflex Italia S.r.l.	Mozzate	Italy	100,00	102	EUR	210	6,888	83	
354	GEA Ecoflex Middle East FZE	Dubai	United Arab Emirates	100,00	352	AED	197	16.807	566	
355	GEA Ecoflex UK Limited	Dinnington, Sheffield	United Kingdom	100,00	92	GBP	159	1.319	5	
356	GEA EcoServe Belgie BVBA	Zele	Belgium	100,00	358	EUR	72	991	24	
357	GEA EcoServe Deutschland GmbH	Dortmund	Germany	100,00	358	EUR	176	751	76	
358	GEA EcoServe Netherlands B.V.	Beldfeld	Netherlands	100,00	92	EUR	759	689	126	
359	GEA EcoServe Scandinavia AB	Gothenburg	Sweden	100,00	358	SEK	-1.539	3,272	-1.639	
360	GEA Industrial Heat Exchanger Systems (China) Ltd.	Wuhu	China	100,00	297	CNY	13.978	0	0	
361	GEA Technika Cieplna Spolka z o.o.	Opole	Poland	100,00	99	PLN	9.550	47.636	1.684	
362	GEA Ukraine Kyiv	Kiev	Ukraine	100,00	297	UAH	1.108	17.037	180	
363	GEA WTT Baltics OUE	Tallinn	Estonia	100,00	102	EEK	4,544	28,129	1.470	
364	Meltec Polska Sp. z o.o.	Poznan	Poland	100,00	162	PLN	0	0	0	
365	RSZ Rott Sarstedt Zerspanung GmbH	Sarstedt	Germany	50,00	92	EUR	291	3.680	-443	
366	SELI Srl.	Mailand	Italy	99,95	166	EUR	-37	0	-4	
	SELI Srl.	Mailand	Italy	0,05	172	EUR	-37	0	-4	
367	TOB WestfaliaSurge Ukraine	Bila Zverka	Ukraine	99,00	164	UAH	7.128	16.857	732	
	TOB WestfaliaSurge Ukraine	Bila Zverka	Ukraine	1,00	162	UAH	7.128	16.857	732	
368	Tuchenhagen Spolka z o.o.	Koszalin	Poland	100,00	113	PLN	7.559	26.081	617	
369	Westfalia Separator (China) Ltd.	Wanchai,HongKong	China	100,00	120	HKD	26,596	33.281	12.282	
370	Westfalia Separator (S.A.) (Pty) Ltd.	Johannesburg	South Africa	100,00	120	ZAR	10,089	34.683	1.466	
371	Westfalia Separator (Tianjin) Co., Ltd.	Tianjin	China	100,00	120	RMB	8.602	171	-3.703	
372	Westfalia Separator Argentina S.A.	Buenos Aires	Argentina	95,00	301	ARS	5.056	15.253	718	
	Westfalia Separator Argentina S.A.	Buenos Aires	Argentina	5,00	253	ARS	5.056	15.253	718	
373	Westfalia Separator Chile S.A.	Santiago de Chile	Chile	100,00	120	CLP	655.480	2.058.874	91.387	
374	Westfalia Separator CIS OOO	Moscow	Russian Federation	100,00	120	RUB	20.290	52.220	11.690	
375	Westfalia Separator CZ s.r.o.	Prague	Czech Republic	100,00	120	CZK	10.091	68.659	2.172	
376	Westfalia Separator de Portugal Lda.	Cascais	Portugal	100,00	120	EUR	-177	0	-21	
377	Westfalia Separator Hellas S.A.	Athens	Greece	100,000	120	EUR	188	3,645	-1	
378	Westfalia Separator Korea Ltd.	Seoul	Republic of Korea	100,000	120	KRW	2.497.407	752.129	295.055	
379	Westfalia Separator Magyaroszag Kft.	Budaoers	Hungary	100,00	120	HUF	16.344	198.210	1.339	
380	Westfalia Separator Romania S.r.l.	Bucharest	Romania	100,00	120	RON	1.191	4.905	217	
381	Westfalia Separator Servizi S.R.L.	Parma	Italy	100,00	120	EUR	23	696	4	
382	Westfalia Separator Slovensko s.r.o.	Bratislava	Slovakia	100,00	120	SKK	6.091	10.387	519	
383	WestfaliaSurge Bulgaria EOOD	Sofia	Bulgaria	100,00	158	BGN	416	3.988	269	

Non consolidated affiliated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
384	WestfaliaSurge Chile S.A.	Osorno	Chile	100,00	164	CLP	686.772	2.381.022	161.791	
385	WestfaliaSurge Croatia d.o.o.	Dugo Selo	Croatia	100,00	158	HRK	688	14.709	783	
386	WestfaliaSurge CZ spol. s.r.o.	Ceske Budejovice	Czech Republic	100,00	158	CZK	3.489	7.551	755	
387	WestfaliaSurge d.o.o.	Belgrade	Serbia	100,00	158	RSD	20.715	100.496	4.533	
388	WestfaliaSurge Limited Sirketi	Kemalpasa, Izmir	Turkey	99,00	164	TRY	137	4.157	-1	
	WestfaliaSurge Limited Sirketi	Kemalpasa, Izmir	Turkey	1,00	162	TRY	137	4.157	-1	
389	WestfaliaSurge Romania s.r.l.	Alba Julia	Romania	100,00	158	RON	307	415	455	
390	WestfaliaSurge Slovakia spol. s.r.o.	Bratislava	Slovakia	100,00	158	SKK	3.116	20.799	76	
	Process Engineering									
391	2H Limited	Bicester	United Kingdom	51,00	179	GBP	186	2.194	183	
	2H Limited	Bicester	United Kingdom	49,00	178	GBP	186	2.194	183	
392	2H Plast Italia s.r.l.	Laveno Mombello	Italy	98,00	179	EUR	283	899	40	
393	2H Plast Polska Sp. z.o.o.	Czeladz	Poland	63,00	179	PLN	1.689	4.574	252	
394	2H Plast s.r.o.	Jilove	Czech Republic	70,97	179	CZK	27.723	23.109	1.297	
395	EGI Contracting Engineering Baltic OUE	Tallinn	Estonia	100,00	202	EEK	0	0	0	
396	EGI Cooling Systems Trading (Beijing) Co.	Beijing	China	100,00	202	CNY	755	4.200	126	
397	EGI Enerji Ins. Ic Ve Dis Tic. Ltd. Sti.	Ankara	Turkey	90,00	202	TRY	-159	7.552	-249	
398	EGI Structura Kft.	Budapest	Hungary	76,00	202	HUF	17.204	103.709	864	
399	GEA Airflow Services S.A.R.L.	Nantes	France	100,00	192	EUR	361	2.203	322	
400	GEA Cooling Tower Technologies (India) Private Limited	Chennai (Madras)	India	51,00	210	INR	43.649	505.519	26.950	
401	GEA Energietechnik UK Limited	London	United Kingdom	100,00	210	GBP	-169	0	-169	
402	GEA Krugersdorp Engineering (Pty) Ltd.	Chamdor (Transvaal)	South Africa	100,00	206	ZAR	-300	0	0	
403	GEA Manufacturing (Pty) Ltd	Germiston	South Africa	100,00	206	ZAR	0	0	0	
404	GEA Power Cooling de Mexiko S. de R.L. de C.V.	Mexico	Mexico	99,97	210	MXN	0	0	0	
	GEA Power Cooling de Mexiko S. de R.L. de C.V.	Mexico	Mexico	0,03	211	MXN	0	0	0	
405	GEA Power Cooling Systems LLC	San Diego, California	United States	100,00	299	USD	0	0	0	
406	GEA PT Bohemia S.R.O.	Brno	Czech Republic	100,00	282	CZK	14.980	90.865	9.115	
407	GEA Shanxi Dry Cooling Design Ltd.	Taiyuan (Shanxi)	China	60,00	210	RMB	0	0	0	
408	GEA Sistemas de Resfriamento Ltda.	Barueri	Brazil	99,99	225	BRL	0	0	0	
	GEA Sistemas de Resfriamento Ltda.	Barueri	Brazil	0,01	211	BRL	0	0	0	
409	GEA Wiegand Schweiz AG	Teufenthal	Switzerland	95,00	216	CHF	67	432	12	
410	Huppmann Russia OOO	Moscow	Russian Federation	100,00	250	RUB	109	929	22	
411	OOO GEA Energietechnik	Moscow	Russian Federation	99,00	210	RUB	0	0	0	
	OOO GEA Energietechnik	Moscow	Russian Federation	1,00	218	RUB	0	0	0	
412	Saale Waermetauscher GmbH	Netzschkau	Germany	100,00	215	EUR	0	0	0	
413	Shanghai GEA Cooling Tower Co., Ltd.	Shanghai	China	51,00	210	RMB	9.679	26.030	1.320	
414	Tuchenhagen UK Limited	Birchwood,Warrington,Chesire	United Kingdom	100,00	237	GBP	0		0	
	Others, including discontinued operations									
415	Bobach Beteiligungsgesellschaft mbH i.K.	Langenfeld	Germany	100,00	417	EUR	-	-	-	
416	Bobach GmbH & Co. Systemtechnik KG i.K.	Langenfeld	Germany	100,00	417	EUR	-	-	-	
417	Bobach Lentjes Beteiligungsgesellschaft mbH i.L.	Frankfurt on the Main	Germany	100,00	313	EUR	-	-	-	
418	GEA Beteiligungsgesellschaft AG	Bochum	Germany	100,00	290	EUR	58	0	1	
419	GEA Beteiligungsgesellschaft I mbH	Bochum	Germany	100,00	290	EUR	25	0	-1	
420	GEA Consulting GmbH	Bochum	Germany	100,00	290	EUR	26	2.707	330	**
421	GEA MaschinenkUEhltechnik Anlagen- und Betriebs-GmbH	Bochum	Germany	100,00	290	EUR	25	0	0	**
422	GEA of Alabama, L.L.C.	Montgomery	United States	99,00	225	USD	0	0	0	

Non consolidated affiliated shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC	Profit & loss transfer agreement
	GEA of Alabama, L.L.C.	Montgomery	United States	1,00	405	USD	0	0	0	
423	GEA PROCESS TECHNOLOGY NIGERIA LIMITED	Onikan Lagos	Nigeria	99,99	301	NGN	10.000	0	0	
424	GEA PT Andina & America Central Ltda.	Bogota D.C.	Colombia	99,90	301	COP	-71.618	0	-96.618	
425	GEA PT South Africa Ltd.	Midrand	South Africa	100,00	301	ZAR	-17	0	-7	
426	GEA Services and Components OOO	Moscow	Russian Federation	95,00	290	RUB	2.726	9.639	226	
	GEA Services and Components OOO	Moscow	Russian Federation	5,00	301	RUB	2.726	9.639	226	
427	Gervinusstraße Beteiligungs GmbH	Bochum	Germany	100,00	290	EUR	492	0	16	**
428	Kupferbergbau Stadtberge zu Niedermarsberg GmbH	Frankfurt on the Main	Germany	100,00	316	EUR	85	0	2	
429	Kupferexplorationsgesellschaft mbH	Bochum	Germany	100,00	290	EUR	51	0	0	
430	Lentjes Energy (India) Private Limited	Mumbai Maharashtra	India	100,00	305	INR	-65.697	0	3.946	
431	LL Plant Engineering France S.A.S.	Saint-Cloud Cedex	France	100,00	305	EUR	941	1.956	0	
432	LL Plant EPC Canada Ltd.	Cambridge	Canada	100,00	305	CAD	-2.752	0	-19	
433	Metallgesellschaft Canada Ltd.	Toronto/Ontario	Canada	100,00	299	CAD	0	0	0	
434	Metallgesellschaft do Brasil Ltda.	Sao Paulo	Brazil	100,00	313	BRL	-55	0	0	
435	METROS Gesellschaft zur Entwicklung moderner BUErogebaeude mbH	Frankfurt on the Main	Germany	51,00	316	EUR	500	0	-13	**
436	mg AIS GmbH Automotive Ignition Systems	Frankfurt on the Main	Germany	100,00	313	EUR	1.781	0	96	
437	MG Geocontrol GmbH	Frankfurt on the Main	Germany	100,00	316	EUR	51	0	1	
438	MG Stahlhandel GmbH	Bochum	Germany	100,00	313	EUR	10.252	0	39	**
439	mg venture capital ag	Bochum	Germany	100,00	290	EUR	39	0	1	
440	mgvv Projektgesellschaft Bottrop mbH	Frankfurt on the Main	Germany	100,00	316	EUR	178	0	5	
441	mgvv Projektverwaltung Daimlerstrasse Verwaltungs GmbH	Frankfurt on the Main	Germany	100,00	316	EUR	46	2	2	
442	Renzmann & Gruenewald Anlagen- und Betriebs-GmbH	Monzingen	Germany	100,00	290	EUR	25	0	-2	**
443	Sachtleben Bergbau Verwaltungsgesellschaft mbH	Lennestadt	Germany	100,00	290	EUR	239	0	-341	
444	SeaCell GmbH	Rudolstadt	Germany	100,00	322	EUR	-14.872	2.095	657	
445	Skandinavisk Miljo Service A/S	Albertslund	Denmark	100,00	305	DKK	3.034	0	1.645	
446	Trennschmelz Altersversorgung GmbH	Bochum	Germany	100,00	290	EUR	199	0	-162	
447	Twertex DZ i.L.	Twer	Russian Federation	100,00	322	RUB	0	0	0	
448	U.a.b. "GEA PT Baltic" i.L.	Vilnius	Lithuania	100,00	301	LTL	218	2.659	-3	
449	VDM-Hilfe GmbH	Frankfurt on the Main	Germany	100,00	316	EUR	623	0	-340	

Other shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC
	Customized Systems								
450	B.S.K.L. s.r.o.	Liberec	Czech Republic	13,33	82	CZK	1.929	401	227
451	Indo Technofrigo Ltd.	Rajkot	India	49,00	79	INR	0	0	0
	Process Equipment								
452	Bauverein Oelde GmbH	Oelde	Germany	35,50	120	EUR	5.069	1.991	199
453	Herdecker Gemeinnützige Wohnungsbau gesellschaft mbH	Herdecke	Germany	12,50	120	EUR	10.154	7.474	88
	Process Engineering								
454	DBM Zrt.	Nyiradony	Hungary	2,50	202	HUF	1.904.930	0	-21.736
455	Ferrokov Kft.	Segesd	Hungary	5,30	202	HUF	385.183	3.872.642	67.730
456	Joint Venture Ergotem S.A. - EGI-Contracting Engineering Co. Ltd.	Mandra	Greece	40,00	202	EUR	6	0	-4
457	Joint Venture GEA Energietechnik GmbH - ELIKA ATEE	Kozani	Greece	47,00	210	EUR	0	0	0
458	Parma Factor S.p.A.	Parma	Italy	10,00	277	EUR	28.643	2.361	2.403
459	TRANSELEKTRO Ganz-Roeck Kazán-és Erömüvi	Kiskunfélegyháza	Hungary	0,118	202	HUF	0	0	0
	Others, including discontinued operations								
460	Bangkok Polyester Public Company Ltd.	Bangkok	Thailand	13,66	322	THB	-546.606	2.366.387	221.340
461	Changzhou Andenie Polyester Co. Ltd.	Changzhou	China	25,00	322	CNY	68.892	1.905.992	16.488
462	Doerries Scharmann AG i.K.	Dusseldorf	Germany	7,14	290	EUR	0	0	0
463	Ehrfeld Mikrotechnik GmbH i.L.	Wendelsheim	Germany	26,00	439	EUR	499	1.644	-1.828
464	EPSA Empresa Paulista de Servicos Ambientais S.A.	Sao Paulo	Brazil	47,50	305	BRL	1.321	0	-18
465	Parkprojekt Mühlberg GmbH & Co. KG	Frankfurt on the Main	Germany	5,33	316	EUR	-714	0	-857
466	Shanghai Lian Ji Synthetic Fibre Co., Ltd.	Shanghai	China	24,50	322	CNY	189.749	2.338.428	-59.969

Other shareholdings

List No.	Shareholding	Registered Office	Country	Capital-share (%)*	held by No.	Currency	Total Shareholder's Equity in TLC	Sales in TLC	Earnings after taxes before p&l transfer agreement in TLC

GEA Group

Interim Report for the 1st Quarter of 2007

January 1 to March 31, 2007

Q1

Key Figures for the GEA Group (IFRS)

(EUR million)	Q1 2007	Q1 2006 (adjusted)	Change %
Results of operations			
New orders	1,381.3	1,223.0	12.9
Sales	1,055.6	836.8	26.1
thereof outside Germany	824.9	645.1	27.9
thereof in Germany	230.7	191.7	20.3
Order book	2,463.9	1,849.3	33.2
EBITDA	81.4	50.7	60.6
EBIT	64.3	35.2	82.8
% of sales	6.1	4.2	-
Earnings before tax	51.8	25.6	102.0
% of sales	4.9	3.1	-
Net income on continuing operations	31.6	15.7	102.0
Net income/loss on discontinuing operations	1.4	-5.1	126.8
Net income	33.0	10.6	211.7
Net assets			
Total assets	5,222.7	4,957.9	5.3
Equity	1,283.9	1,587.3	-19.1
% of total assets	24.6	32.0	-
Net position (adjusted) [1/2]	362.4	165.5	119.0
Gearing (%) [1/3]	-28.2	-10.4	-
Financial position			
Cash flow from operating activities	-118.7	-131.3	9.6
Free cash flow [4]	-129.9	-144.4	10.1
Investment (at balance sheet date) [5]	2,487.9	2,366.1	5.1
ROCE (%) [6]	2.6	1.5	-
Capital expenditures incl. financial leases	15.7	20.8	-24.4
Employees [7]			
Employees at balance sheet date	17,897	15,879	12.7
thereof in Germany	6,578	6,002	9.6
thereof outside Germany	11,319	9,877	14.6
GEA Group's shares			
Share price at balance sheet date (EUR)	20.72	13.88	49.3
Basic earnings per share (EUR)	0.18	0.06	212.4
thereof on continuing operations	0.17	0.08	102.3
thereof on discontinued operations	0.01	-0.03	126.8
Weighted average number of shares outstanding (million)	187.9	187.9	0.0

1) Including Plant Engineering in Q1 2006 and Q1 2007
2) Net position = cash + securities – bank debt
3) Gearing = net position [2] / equity
4) Free cash flow = cash flow from operating activities + cash flow from investing activities
5) Investment = non-current assets + current assets – trade payables – other liabilities – advances received – cash
6) ROCE = EBIT / investment
7) Full-time equivalents (FTEs), excl. trainees

The figures for the corresponding quarter of 2006 are presented in this report on a like-for-like basis, i.e. adjusted for the discontinued operations.

GEA Group's Shares

The German and international stock markets delivered a strong performance in the first three months of 2007. The MDAX gained 8.5 percent, once again outperforming the DAX, which added 4.9 percent. In this favorable market environment, the GEA Group's share price rose 21.4 percent, comfortably outperforming its benchmarks.

Performance of GEA Group's share price against the MDAX



— MDAX — GEA Group
140 %
135 %
130 %
125 %
120 %
115 %
110 %
105 %
100 %
95 %
90 %
Jan
Feb
Mar
Apr
May

In the first three months of 2007, the GEA Group's share price hit a year-to-date high of EUR 19.15 on February 14 before falling to a low of EUR 16.23 on March 5 in the wake of a general slide in the stock markets. It subsequently staged a stronger rally than the MDAX, closing the first quarter at a high of EUR 20.72. Based on this closing price and the total number of 194.4 million shares, the GEA Group's market capitalization came to approximately EUR 4.0 billion at the end of the first quarter of 2007 after it had been only around EUR 2.7 billion at March 31, 2006. When calculating its indices, Deutsche Börse AG only includes the free float (82 percent) and, on this basis, determined a figure of EUR 2.9 billion at the end of Q1 2007. This put the GEA Group in 43rd place (end of December 2006: 42nd) among all German publicly traded companies. In terms of trading volumes, the company was in 44th place at the end of March 2007, having been 45th at the end of December 2006.

The average daily trading volume in the first three months of 2007 was 1.8 million shares, which was 55 percent above the 1.2 million traded in the same period of last year. The vast majority of this trading volume was settled through the XETRA electronic trading system. The GEA Group did not repurchase any of its own stock in the first three months of 2007 and therefore continued to hold the roughly 6.42 million shares it had held at the end of 2006.

The GEA Group's share price continued to perform well after the end of the reporting period, hitting a new high of EUR 22.02 on May 4.

Shares and options held by directors and employees

No options are held by either employees of the Group or directors of the company.

In 2006, the company launched a new long-term remuneration program entitled GEA Performance Share Plan for executives of the first and second management levels. The aim of this program is to link remuneration to the company's long-term performance and to align executives' interests with those of shareholders. To take part in this program, executives must use their own money to buy a certain number of GEA Group shares on the stock market and then hold them throughout the three-year term of the program. The program allocates so-called "performance shares" to the executives. At the end of the program – on June 30, 2009 – the company calculates how its shares have performed in relation to the MDAX stocks. Executives only receive a payout from the program at the end of the three-year period if the performance of the GEA Group's share price at least matches the average performance of stocks in the MDAX.

GEA Group's shares: key performance indicators	Q1 2007	Q1 2006
Shares in issue at March 31 (million)	194.4	194.4
Number of shares at March 31 (million)	187.9	187.9
Average number of shares (million)	187.9	187.9
Share price at March 31 (EUR)	20.72	13.88
Highest share price (EUR)	20.72	15.02
Lowest share price (EUR)	16.23	10.97
Market capitalization at March 31 (EUR billion) [1]	4.02	2.70
Basic earnings per share (EUR)	0.18	0.06
thereof on discontinued operations	0.01	-0.03

1) Based on number of shares in issue

Prices: XETRA closing prices

Management Report

Current Events

Disposal of Plant Engineering

On April 17, 2007 the GEA Group signed an agreement to sell Lurgi to the Paris-based Air Liquide Group, a globally active producer of medical and industrial gases. The sale price is approximately EUR 550 million. The deal is subject to approval by the relevant antitrust authorities. The GEA Group will most likely report a profit of over EUR 200 million on this disposal in its income statement for 2007. Within Air Liquide the prospects for Lurgi to take its business forward are excellent.

On May 2, 2007, the GEA Group signed an agreement to sell its Plant Engineering subsidiary Lentjes GmbH, Ratingen, to a subsidiary of A-Tec Industries AG, a globally active industrial group based in Vienna that specializes in propulsion technology, plant engineering and mechanical engineering. In addition to paying the sale price of one euro, the buyer has undertaken to inject tens of millions of euros to strengthen Lentjes GmbH's capital base. The parties to the deal have agreed to share the risks attaching to the company's existing order book. While most of the opportunities and risks of projects that are largely already completed will remain with the GEA Group, most of the opportunities and risks arising from projects with a lower percentage of completion will pass to the buyer. The GEA Group has made appropriate financial provision for the material risks that it will retain. This deal is also subject to approval by the relevant antitrust authorities.

Once these disposals have been completed, the only part of the former Plant Engineering segment left in the GEA Group will be Lurgi Bischoff GmbH (the Gas Cleaning division), which is still profitable. Because Air Liquide owns the rights to the name Lurgi, the company will be renamed. The disposal of the Plant Engineering segment is therefore now complete. GEA will now focus its operating activities entirely on its highly profitable and fast-growing mechanical engineering businesses in sectors such as food and beverages, pharmaceuticals and power supply as well as chemical/petrochemical industries.

Acquisitions

The Dairy Farm Systems division acquired J. Houle & Fils Inc. – a company based in Drummondville (Quebec), Canada – with effect from April 6, 2007. Houle is a market leader in the design, manufacture and distribution of manure-handling equipment and systems, barn cleaners, cow stalls and related equipment and services. The company employs some 300 people and generated sales of approximately EUR 38 million in 2006.

The Process Engineering division strengthened its business by acquiring Italy's Procomac S.p.A. with effect from April 12, 2007. This company is a leader in the aseptic filling of PET bottles. It employs 540 people and achieved sales of approximately EUR 115 million in 2006.

Economic Environment

The global economy remains robust in the spring of 2007. In their spring report, Germany's leading economic research institutes noted that the global economy is still on an upward trajectory, although the pace of growth is not quite what it was a year ago, mainly because output growth in the United States has weakened. Economic growth in the developing countries and emerging markets remains robust, not least because of their increasing integration into the international division of labor. The slowdown in the US economy has not yet spilled over into other regions. The rally in the euro zone and Japan continues, one reason being that their monetary policy is still having an expansionary effect. The economic research institutes believe that, despite the weakening economy, concerns about price stability are still preventing the Federal Reserve from loosening its slightly restrictive monetary policy. By contrast, the ECB is preparing the markets for a further interest-rate hike this summer.

The German Engineering Federation (VDMA) is forecasting output growth of four percent for 2007, although recent statements have been suggesting that even stronger growth is a possibility. Given the high export ratio of 77.4 percent achieved in 2006, the VDMA expects to see further modest growth outside Germany, although it also believes that domestic business is continuing to pick up.

Performance of Discontinued Operations

Although Lurgi, whose business consists largely of big-ticket orders, failed in the first quarter of 2007 to match the very high level of new orders it had received in the first quarter of 2006, it managed to win an encouraging volume of new orders of EUR 196.6 million (2006: EUR 271.6 million). However, its sales rose sharply from EUR 116.8 million in the first quarter of 2006 to EUR 199.7 million in the first quarter of 2007 on the back of its well-stocked order books, which amounted to EUR 1.278 billion at March 31, 2007 compared with EUR 901.7 million at the same date in 2006. Lurgi reported earnings before tax of EUR 5.8 million in the first quarter of 2007 after incurring a pre-tax loss of EUR 6.5 million in 2006.

Performance of discontinued	Lurgi		Lentjes		Zimmer [1]	
operations (EUR million)	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006
New orders	196.6	271.6	4.7	1.7	-	31.7
Sales	199.7	116.8	54.2	81.4	-	56.9
Order book	1,278.1	901.7	533.4	581.1	-	133.2
Earnings before tax	5.8	-6.5	-2.3	-0.7	-	-0.5

1) Remaining activities of Zimmer are included in the "Other" segment as of 2007.

Lurgi therefore more than offset Lentjes' pre-tax loss of EUR 2.3 million. Lentjes received new orders worth EUR 4.7 million in the first quarter of 2007 compared with EUR 1.7 million in 2006. As expected, its sales fell from EUR 81.4 million in the first quarter of 2006 to EUR 54.2 million in 2007. Its order book contracted from EUR 581.1 million in 2006 to EUR 533.4 million in the first quarter of 2007.

Business Performance

New orders

In the first quarter of 2007 the GEA Group expanded its volume of new orders by 12.9 percent from the very high level achieved in the first quarter of 2006 to EUR 1.381 billion (2006: EUR 1.223 billion), with acquisitions in 2006 contributing roughly 6.5 percentage points of this growth.

New orders (EUR million)	Q1 2007	Q1 2006	Change %
Customized Systems	244.7	209.0	17.1
Process Equipment	400.5	347.1	15.4
Process Engineering	617.4	587.4	5.1
Total	**1,262.6**	**1,143.5**	**10.4**
Eliminated and "Other"	118.7	79.5	49.4
GEA Group	**1,381.3**	**1,223.0**	**12.9**

Growth in percentage terms was especially strong in the Customized Systems segment. The Air Treatment division expanded its volume of new orders, particularly on the back of the contribution made by Denco, which had been acquired in October 2006. This UK-based company supplies precision air-conditioning systems for data-processing centers and sensitive industrial processes, which represent an ideal fit for GEA's Air Treatment product portfolio. Conditions in the industrial refrigeration market remained benign in the first quarter of 2007. The Refrigeration division once again generated stronger growth than its relevant market. The segment's volume of new orders grew by 17.1 percent to EUR 244.7 million (2006: EUR 209.0 million).

The divisions in the Process Equipment segment achieved the largest increase in absolute terms, expanding their volume of new orders by 15.4 percent to EUR 400.5 million (2006: EUR 347.1 million). The Process Equipment division continued on its upward trajectory, generating growth primarily in its plate heat exchangers operations but also in its other businesses. Stronger demand for marine products and energy, including biodiesel, expanded the volume of new orders received by the Mechanical Separation division. The volume of new orders received by the Dairy Farm Systems division remained almost in line with the high level achieved in 2006. Farmers in the US are slightly more reluctant to invest due to the higher cost of animal feed in the wake of the biofuels boom.

The volume of new orders won by the Process Engineering segment remained high, growing by 5.1 percent year on year from EUR 587.4 million to EUR 617.4 million. As expected, the Energy Technology division won a high level of new orders from global power plant engineering and petrochemicals. Virtually all business lines contributed to the encouraging growth in the Process Engineering division, with particularly strong demand coming from the biofuels sector and the brewing industry.

In the "Other" segment, the Gas Cleaning division (Lurgi Bischoff) and Ruhr-Zink achieved sharp increases.

Sales

The GEA Group's sales for the first quarter of 2007 grew by 26.1 percent to EUR 1.056 billion compared with the same period of 2006 (EUR 836.8 million) on the back of its well-stocked order books and persistently strong market demand. Organic growth amounted to 21.6 percent.

Sales (EUR million)	Q1 2007	Q1 2006	Change %
Customized Systems	206.0	168.1	22.5
Process Equipment	305.5	272.2	12.2
Process Engineering	423.6	322.8	31.2
Total	**935.0**	**763.0**	**22.5**
Eliminated and "Other"	120.6	73.8	63.4
GEA Group	**1,055.6**	**836.8**	**26.1**

The Customized Systems segment raised its sales in the first quarter by 22.5 percent to EUR 206.0 million (2006: EUR 168.1 million). By integrating Denco in particular, the Air Treatment division raised its sales significantly compared with the first quarter of 2006. First-quarter sales in the Process Equipment segment advanced by a further 12.2 percent from an already high level to EUR 305.5 million (2006: EUR 272.2 million). Growth stimulus came from its heat exchanger business in Asia and its Dairy Farm Systems business in southeastern Europe and Asia. The Process Engineering segment achieved above-average sales growth of 31.2 percent to EUR 423.6 million (2006: EUR 322.8 million). This effect is due to its acquisitions in 2006 and its well-stocked order books.

Order book

The GEA Group's order book at March 31, 2007 amounted to EUR 2.464 billion, which is a new record and a 33.2 percent increase on the same date in 2006 (EUR 1.849 billion). This was an improvement of EUR 378.7 million, or 18.2 percent, on December 31, 2006 (EUR 2.085 billion).

Order book (EUR million)	03/31/2007	03/31/2006	Change %
Customized Systems	267.7	211.6	26.5
Process Equipment	481.4	391.5	23.0
Process Engineering	1,620.5	1,197.0	35.4
Total	**2,369.5**	**1,800.1**	**31.6**
Eliminated and "Other"	94.4	49.1	92.2
GEA Group	**2,463.9**	**1,849.3**	**33.2**

Results of operations

The GEA Group's earnings before interest and tax (EBIT) for the first quarter of 2007 came to EUR 64.3 million, a sharp increase of 82.8 percent on the first quarter of 2006 (EUR 35.2 million). All segments – including the "Other" companies – contributed to this growth. The EBIT margin rose significantly from 4.2 percent to 6.1 percent. The GEA Group is therefore well on its way to increasing its EBIT margin by roughly two percentage points by 2009.

Key figures on results of operations (EUR million)	Q1 2007	Q1 2006	Change (absolute)	Change %
Sales	1,055.6	836.8	218.8	26.1
EBITDA	81.4	50.7	30.7	60.6
EBIT	64.3	35.2	29.1	82.8
Earnings before tax	51.8	25.6	26.2	102.0
Income taxes	-20.1	-10.0	-10.2	-102.1
Net income on continuing operations	31.6	15.7	16.0	102.0
Net income/loss on discontinued operations	1.4	-5.1	6.4	126.8
Net income	33.0	10.6	22.4	211.7

The Customized Systems segment raised its EBIT by EUR 2.5 million to EUR 9.2 million. Although the launch of a number of new products continued to have an adverse impact, the Air Treatment division also increased its EBIT by slightly more than its sales. The Refrigeration division managed to build on its outstanding performance in the second half of 2006, improving its profitability significantly. The Process Equipment segment raised its first-quarter EBIT by EUR 12.2 million, or 61.3 percent, to EUR 32.1 million on the back of strong performances in the Process Equipment and Dairy Farm Systems divisions in particular. The Process Engineering segment almost doubled its EBIT in the first quarter of 2007 from EUR 9.7 million to EUR 19.2 million. In the "Other" segment, the Gas Cleaning division increased its EBIT in line with its sales, while Ruhr-Zink achieved a significant improvement. However,

Ruhr-Zink benefited from the fact that some of its production had been brought forward because of plans to carry out a major overhaul of its roasting kiln in the second quarter.

The GEA Group increased its earnings before tax (EBT) by EUR 26.2 million, or 102.0 percent, to EUR 51.8 million.

The GEA Group posted a net income of EUR 33.0 million for the first quarter of 2007 compared with EUR 10.6 million in the same quarter of 2006. In addition to the encouraging net income of EUR 31.6 million from continuing operations (2006: EUR 15.7 million) the discontinued operations generated a net income of EUR 1.4 million (2006: net loss of EUR 5.1 million). Because of the rise in earnings before tax, the level of income tax also increased by EUR 10.2 million year on year to EUR 20.1 million. The GEA Group's net income equates to earnings of EUR 0.18 per share in the first quarter of 2007 compared with EUR 0.06 in the first quarter of 2006.

Financial position

The net position – including discontinued operations – deteriorated by EUR 129.5 million compared with December 31, 2006. Because of the continued growth in volumes, the decrease since the end of 2006 was less than in previous years. The net position improved significantly by EUR 196.9 million compared with the first quarter of 2006 due to the GEA Group's strong profitability and the reduction in its working capital. The gearing ratio was minus 28.2 percent.

Summary cash flow statement (EUR million)	Q1 2007	Q1 2006	Change %
Cash flow from operating activities	-118.7	-131.3	12.6
ROCE (%)	2.6	1.5	-
Cash flow from investing activities	-11.2	-13.1	1.9
Free cash flow	-129.9	-144.4	14.6
Cash flow from financing activities	90.5	47.1	43.3
Net position (adjusted) [1]	362.4	165.5	196.9
Gearing (%) [1]	-28.2	-10.4	-

1) Q1 2006 and 2007 including Plant Engineering segment

Net assets

Total assets at March 31, 2007 had risen by 5.5 percent since December 31, 2006. The increase in current financial liabilities resulted from the fact that the companies in the Plant Engineering segment held fewer deposits with GEA Group AG after the system of cash clearing ended on December 31, 2006. Because the discontinued operations now largely hold these deposits externally, the value of assets held for sale increased.

Summary balance sheet (EUR million)	03/31/2007	% of total assets	12/31/2006	% of total assets	Change %
Assets					
Non-current assets	2,241.9	42.9	2,248.9	45.4	-0.3
thereof goodwill	1,251.9	24.0	1,250.8	25.3	0.1
thereof deferred taxes	426.7	8.2	431.8	8.7	-1.2
Current assets	2,152.0	41.2	2,119.1	42.8	1.6
Assets held for sale	828.9	15.9	583.5	11.8	42.1
Total assets	**5,222.7**	**100.0**	**4,951.4**	**100.0**	**5.5**
Equity and liabilities					
Equity	1,283.9	24.6	1,261.5	25.5	1.8
Non-current liabilities	877.2	16.8	876.1	17.7	0.1
thereof deferred taxes	54.8	1.0	47.5	1.0	15.3
Current liabilities	2,098.3	40.2	1,870.8	37.8	12.2
Liabilities related to assets held for sale	963.2	18.4	943.0	19.0	2.1
Total equity and liabilities	**5,222.7**	**100.0**	**4,951.4**	**100.0**	**5.5**

Employees

The number of employees – excluding trainees – working in continuing operations came to 17,897 at the end of the first quarter of 2007 (March 31). This was an increase of 424 people compared with December 31, 2006, reflecting the organic growth in all segments.

Employees in the GEA Group, excl. trainees	03/31/2007	03/31/2006
Customized Systems	5,008	4,260
Process Equipment	6,317	5,998
Process Engineering	6,013	5,110
Total	**17,338**	**15,368**
Other	559	511
GEA Group	**17,897**	**15,879**

A total of 1,703 people were employed in the discontinued operations at March 31, 2007 (December 31, 2006: 1,777 people).

Research & development

Research and development (R&D) costs in the first quarter of 2007 came to EUR 17.4 million compared with EUR 15.4 million in the same quarter of last year.

Research and development (R&D) costs (EUR million)	Q1 2007	Q1 2006	Change %
Customer-funded (reimbursed)	5.5	4.9	12.7
Group-funded (non-reimbursed)	11.9	10.6	12.6
Total R&D costs	**17.4**	**15.4**	**12.6**
R&D ratio (% of sales)	**1.6**	**1.8**	**-10.7**

Risks

Specialty mechanical engineering continued to deliver a very strong performance at the beginning of 2007. The level of new orders received has ensured that all segments are fully employed. The disposal of the discontinued operations has significantly improved the Group's risk profile.

As things stand overall, there are no risks that might jeopardize the continued existence of the GEA Group. Adequate financial provision was made for all risks in accordance with the relevant legislation.

Litigation

During the reporting period there were no material changes in ongoing lawsuits in comparison with the situation described in the Opportunities and Risks Report in the 2006 annual report.

Outlook

Economy

The joint spring report published by Germany's leading economic research institutes is forecasting that the economy will continue on its upward trajectory this year, albeit at a slower pace than last year. One of the main reasons for this is the restrictive nature of monetary policy. The economic research institutes expect the ECB to raise its key lending rate by a further 25 basis points to 4.0 percent this summer. Gross domestic product (GDP) for 2007 is forecast to grow by 2.4 percent in real terms. Spending on capital equipment, which is key to our business, will continue to grow strongly in Germany, in part because depreciation allowances will be reduced at the start of 2008.

We are forecasting that the global economy will grow by at least three percent in real terms in both 2007 and 2008. Strong growth is also expected to continue in the emerging markets of Asia and eastern Europe. But the US, Japan and the euro zone could also achieve sustained growth rates in the region of two to three percent.

The GEA Group's most important markets – food and beverages, energy, chemicals/petrochemicals and pharmaceuticals – will continue to grow over the next few years because they are essentially being driven by the world's growing population and rising personal incomes, especially in the emerging markets. Growing demand for processed foodstuffs, medicines and energy will boost demand for process engineering. This will benefit the GEA Group, which has a sizeable market presence in these areas.

Business outlook

Once it has sold its Plant Engineering operations, the GEA Group will concentrate on expanding its core competency of process engineering. Organic growth and acquisitions will boost its new orders and sales in equal measure. Building on the solid market presence we have already established, we will focus especially on qualitative earnings growth.

The Executive Board expects the volume of new orders received in 2007 and 2008 to increase slightly on the already very high level of EUR 5.0 billion achieved in 2006. Based on the sales of EUR 4.3 billion generated in 2006, the Executive Board is forecasting sales growth of between five percent and ten percent in each of the next few years. Given the company's well-stocked order books, the Executive Board expects sales to grow by over ten percent in 2007. EBIT will continue to grow stronger than sales. We aim to raise the EBIT margin in our three core segments from 8.1 percent in 2006 to almost ten percent over the next three years. Following our successful start to 2007 we are able to confirm this forecast for the period up to 2009. As things stand, all three segments will contribute to this performance. In 2007 we should see improvements primarily in the Air Treatment, Mechanical Separation and Energy Technology divisions, whose earnings were depressed by one-off items in 2006.

Providing that the economy continues to perform well, the Executive Board expects the GEA Group's EBIT margin to improve from 6.9 percent in 2006 to over eight percent in the next three years. Because the EBIT margin will continue to improve over the next nine months, by the end of this year it should already have made considerable progress toward achieving its target for 2009.

Financial Statements for the 1st Quarter of 2007

Consolidated Balance Sheet
at March 31, 2007

Assets (EUR thousand)	03/31/2007	12/31/2006	Change %
Property, plant and equipment	399,090	404,927	-1.4
Investment property	60,124	56,869	5.7
Goodwill	1,251,855	1,250,763	0.1
Other intangible assets	41,352	41,280	0.2
Investments in enterprises reported at equity	10,922	10,876	0.4
Other non-current financial assets	51,780	52,343	-1.1
Deferred taxes	426,744	431,825	-1.2
Non-current assets	**2,241,867**	**2,248,883**	**-0.3**
Inventories	585,327	531,794	10.1
Trade receivables	1,167,170	1,163,512	0.3
Income tax assets	19,381	17,162	12.9
Other current financial assets	172,007	146,501	17.4
Cash and cash equivalents	208,024	260,101	-20.0
Current assets	**2,151,959**	**2,119,070**	**1.6**
Assets held for sale	**828,860**	**583,476**	**42.1**
Total assets	**5,222,686**	**4,951,429**	**5.5**

Equity and liabilities (EUR thousand)	03/31/2007	12/31/2006	Change %
Issued capital	496,890	496,890	0.0
Additional paid-in capital	1,077,076	1,077,076	0.0
Retained earnings	-216,133	-249,149	13.3
Accumulated other comprehensive loss/income	-9,975	327	< -1.000
Treasury shares	-65,263	-65,263	0.0
Minority interest	1,329	1,582	-16.0
Equity	**1,283,924**	**1,261,463**	**1.8**
Non-current provisions	287,383	287,576	-0.1
Non-current obligations to employees	508,529	509,676	-0.2
Non-current financial liabilities	17,265	17,585	-1.8
Other non-current liabilities	9,219	13,766	-33.0
Deferred taxes	54,817	47,535	15.3
Non-current liabilities	**877,213**	**876,138**	**0.1**
Current provisions	334,656	321,262	4.2
Current obligations to employees	159,232	165,814	-4.0
Current financial liabilities	384,169	89,674	328.4
Trade payables	587,988	707,027	-16.8
Income tax liabilities	29,870	29,098	2.7
Other current liabilities	602,431	557,964	8.0
Current liabilities	**2,098,346**	**1,870,839**	**12.2**
Liabilities related to assets held for sale	**963,203**	**942,989**	**2.1**
Total equity and liabilities	**5,222,686**	**4,951,429**	**5.5**

Consolidated Income Statement
January 1 – March 31, 2007

(EUR thousand)	Q1 2007	Q1 2006	Change %
Sales	1,055,617	836,836	26.1
Cost of sales	-784,760	-621,281	-26.3
Gross profit	**270,857**	**215,555**	**25.7**
Selling expenses	-104,769	-90,758	-15.4
Administrative expenses	-98,540	-88,775	-11.0
Other income	15,800	16,651	-5.1
Other expenses	-19,097	-17,810	-7.2
Net income on enterprises reported at equity	41	49	-16.3
Other financial income	0	275	-100.0
Other financial expenses	0	-12	100.0
Earnings before interest and tax (EBIT)	**64,292**	**35,175**	**82.8**
Interest and similar income	2,934	4,295	-31.7
Interest expense and similar charges	-15,438	-13,834	-11.6
Earnings before tax on continuing operations	**51,788**	**25,636**	**102.0**
Income taxes	-20,146	-9,969	-102.1
thereof current taxes	-8,868	-5,008	-77.1
thereof deferred taxes	-11,278	-4,961	-127.3
Net income on continuing operations	**31,642**	**15,667**	**102.0**
Net income/loss on discontinued operations	**1,362**	**-5,078**	**126.8**
Net income	**33,004**	**10,589**	**211.7**
thereof minority interest	-12	20	-160.0
thereof attributable to shareholders of GEA Group Aktiengesellschaft	33,016	10,569	212.4

Per share (EUR)			
Basic earnings per share	**0.18**	**0.06**	**212.4**
thereof on continuing operations	0.17	0.08	102.2
thereof on discontinued operations	0.01	-0.03	126.8
Diluted earnings per share	**0.18**	**0.06**	**212.4**
Weighted average number of shares outstanding (million)	**187.9**	**187.9**	**0.0**

Consolidated Cash Flow Statement
January 1 – March 31, 2007

(EUR thousand)	Q1 2007	Q1 2006
Net income	33,004	10,589
plus income taxes	20,146	7,019
plus net income/loss on discontinued operations	-1,362	8,028
Earnings before tax on continuing operations	51,788	25,636
Net interest income	12,504	9,539
Earnings before interest and tax (EBIT)	**64,292**	**35,175**
Depreciation, amortization, impairment and reversal of impairment on non-current assets	17,087	15,508
Other non-cash income and expenses	-41	-324
Obligations to employees	-6,244	-4,540
Change in provisions	6,065	-5,667
Gains/losses on disposal of non-current assets	-178	-1,534
Change in inventories, incl. unbilled PoC receivables [1]	-3,290	-82,344
Change in trade receivables	7,756	54,301
Change in trade payables	-128,637	-73,977
Change in other operating assets and liabilities	-32,281	-4,287
Tax payments	-10,315	-10,676
Net cash flow from operating activities of discontinued operations	-32,880	-52,944
Cash flow from operating activities	**-118,666**	**-131,309**
Proceeds from disposal of non-current assets	2,662	3,810
Cash payments for purchase of property, plant and equipment and intangible assets	-14,934	-17,312
Cash payments for purchase of non-current financial assets	-765	-3,786
Interest and dividend income	1,726	3,979
Proceeds from acquisitions	0	0
Cash payments for disposals	0	43
Net cash flow from investing activities of discontinued operations	119	158
Cash flow from investing activities	**-11,192**	**-13,108**
Change in finance lease liabilities	-376	-463
Cash receipts from finance facilities	295,494	16,397
Interest payments	-7,407	-3,359
Net cash flow from financing activities of discontinued operations	-197,233	34,556
Cash flow from financing activities	**90,478**	**47,131**
Exchange-rate-related and other changes in cash and cash equivalents	-7,756	-2,206
Change in unrestricted cash and cash equivalents	**-47,136**	**-99,492**
Unrestricted cash and cash equivalents at beginning of year	252,240	424,363
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	0	-86,755
Unrestricted cash and cash equivalents at balance sheet date	**205,104**	**238,116**
Restricted cash and cash equivalents	2,970	11,401
Cash and cash equivalents reported on the face of the balance sheet	**208,074**	**249,517**

1) Including advances received

Consolidated Statement of Changes in Equity
at March 31, 2007

(EUR thousand)	Issued capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/loss	Treasury shares	Minority interest	Total
Balance at 12/31/2005 (187,945,616 shares)	**496,890**	**1,077,076**	**58,086**	**16,418**	**-65,263**	**884**	**1,584,091**
Net loss			-288,224				**-288,224**
Minority interest			-215			215	
Accumulated other comprehensive income/loss				-16,091		49	**-16,042**
Total income and expense for the year							**-304,266**
thereof minority interest							**264**
thereof attributable to shareholders of GEA Group AG							**-304,530**
Dividend paid by GEA Group AG			-18,795				**-18,795**
Change in other minority interest						434	**434**
Balance at 12/31/2006 (187,945,616 shares)	**496,890**	**1,077,076**	**-249,149**	**327**	**-65,263**	**1,582**	**1,261,463**
Net income			33,004				**33,004**
Minority interest			12			-12	
Accumulated other comprehensive income/loss				-10,302		-19	**-10,321**
Total income and expense for the year							**22,683**
thereof minority interest							**-31**
thereof attributable to shareholders of GEA Group AG							**22,714**
Change in other minority interest						-222	**-222**
Balance at 03/31/2007 (187,945,616 shares)	**496,890**	**1,077,076**	**-216,133**	**-9,975**	**-65,263**	**1,329**	**1,283,924**

Accumulated other comprehensive income/loss (EUR thousand)	Cumulative translation adjustment	Available-for-sale securities	Hedge accounting	Total
Balance at 12/31/2005	**23,598**	**836**	**-8,016**	**16,418**
Accumulated other comprehensive income/loss	-29,255	-631	13,795	**-16,091**
Balance at 12/31/2006	**-5,657**	**205**	**5,779**	**327**
Accumulated other comprehensive income/loss	-4,819	588	-6,071	**-10,302**
Balance at 03/31/2007	**-10,476**	**793**	**-292**	**-9,975**

Notes to the Consolidated Financial Statements

1 Basis of presentation

The interim financial statements of GEA Group Aktiengesellschaft and its subsidiaries' consolidated interim accounts have been prepared in accordance with the International Financial Reporting Standards (IFRSs) and the relevant interpretations of the International Accounting Standards Board (IASB), as applicable under Regulation No. 1606/2002 of the European Parliament and Council concerning the adoption of International Accounting Standards in the EU. These consolidated financial statements for the first quarter have not been reviewed by an auditor.

The accounting policies applied in these interim financial statements are unchanged since December 31, 2006 and are described in detail on pages 66 to 77 of the annual report and consolidated IFRS financial statements of the GEA Group. Otherwise, no IFRS accounting pronouncements of relevance to the GEA Group were issued or adopted during the reporting period.

The interim financial statements give a fair presentation of the GEA Group's financial position and financial performance during the reporting period.

The preparation of interim financial statements requires estimates and assumptions to be made that impact on the company's net assets, liabilities, provisions, deferred tax assets and liabilities, income and expenses. Although such estimates and assumptions are made carefully and in good faith, the actual amounts may differ from the estimates used in these interim financial statements.

Factors that may cause these amounts to differ from projections are a deterioration in the global economy, movements in exchange rates and interest rates, significant litigation, and changes in environmental or other legislation. Production errors, the loss of key customers, and changes in funding can also impair the GEA Group's future performance.

The interim financial statements have been prepared in euros. All amounts, including the comparative figures, are stated in thousands of euros (EUR thousand). All amounts have been rounded. Consequently, differences between the sum of individual values and the total value could be in the order of EUR 1,000.

2 Basis of consolidation

Five previously non-consolidated subsidiaries were consolidated for the first time in the first quarter. Two subsidiaries were merged. Consequently, the total number of consolidated companies increased by four in the first quarter 2007.

3 Discontinued operations

With the consent of the Supervisory Board, the Executive Board of GEA Group AG decided in August 2006 to sell the PET and Fibers (Zimmer), Energy and Environment (Lentjes), Gas-to-Chemicals, and Synthetic Fuels and Biofuels (Lurgi) divisions of the former Plant Engineering segment. These divisions have qualified as discontinued operations since the interim report on the third quarter of 2006. Since these divisions have been treated as discontinued operations, their assets and liabilities have been reported on the face of the balance sheet as assets held for sale and as liabilities related to assets held for sale. The income statement merely shows the divisions together with their net income or loss as "net income/loss on discontinued operations". The prior-year figures on the face of the income statement have been restated accordingly.

The net income/loss on discontinued operations is broken down as follows:

(EUR thousand)	01/01/2007 - 03/31/2007	01/01/2006 - 03/31/2006
Sales	**253,905**	**255,185**
Other income	4,124	1,221
Expenses	-258,070	-264,698
Net interest income	2,270	498
Taxes	-867	2,716
Net income/loss on discontinued operations	**1,362**	**-5,078**

In the first quarter of 2007 Lurgi earned a net income of EUR 3.538 million (2006: net loss of EUR 4.258 million), while Lentjes incurred a net loss of EUR 1.413 million (2006: net loss of EUR 0.479 million). The comparative figures for 2006 include the Zimmer division's income and expenses as well as those of Lurgi and Lentjes. Zimmer's operations specializing in plant for the manufacture of chemical fibers and nonwovens were sold with effect from December 14, 2006. As already reported, the remaining Plant Engineering operations relating to polymers, synthetic fibers and thermoplastics were sold within the GEA Group to Lurgi on December 31, 2006 as part of an asset deal.

4 Net financial income/loss

The financial income and expenses shown in the segment tables on page 25 comprise net interest income or expense and income from equity investments. Net interest income or expense is composed of interest income and expenses and income from securities. Net interest income under IFRS includes the interest cost of other provisions and the net interest cost of provisions for pensions and supplementary healthcare benefits after having been netted with the anticipated return on any plan assets. Net interest income as defined above represents the interest element of EBITDA and EBIT.

5 Taxes

In line with IAS 34.30, the taxes recognized for the reporting period were estimated using the anticipated taxation rate of 38.9 percent. These estimates do not include the effects of the corporate tax reform being discussed in Germany.

6 Cash flow statement

The cash flow statement is prepared under the indirect method with respect to cash flow from operating activities and under the direct method with respect to cash flow from investing and financing activities. Interest payments, interest proceeds and income tax payments are shown separately. Consequently, the computation of cash flow is based on earnings before interest and tax (EBIT). Whereas interest payments and interest proceeds are reported in the sections containing interest-bearing items, cash flow from income taxes is reported as cash flow from operating activities.

The individual activities shown on the face of the cash flow statement have been adjusted to exclude the cash flows from the Zimmer, Lurgi and Lentjes divisions for both 2007 and 2006. The cash flow from these divisions is shown for each individual activity as the net cash flow from discontinued operations. The net cash flow from operating activities of discontinued operations has also been adjusted to exclude the cash and cash equivalents attributable to these divisions at the beginning of the year.

Cash flow (EUR thousand)	Customized Systems	Process Equipment	Process Engineering	Other	GEA Group
01/01/2007 - 03/31/2007					
Cash flow from operating activities	-14,409	-20,875	-51,795	-31,587	**-118,666**
Cash flow from investing activities	-2,766	-3,552	-2,626	-2,248	**-11,192**
Cash flow from financing activities	20,201	27,906	68,375	-26,004	**90,478**
Exchange-rate-related changes in cash and cash equivalents	-1,725	376	1,388	-7,795	**-7,756**
Change in unrestricted cash and cash equivalents	1,301	3,855	15,342	-67,634	**-47,136**
01/01/2006 - 03/31/2006					
Cash flow from operating activities	-3,010	-24,179	8,197	-112,317	**-131,309**
Cash flow from investing activities	-5,152	-1,080	-5,751	-1,125	**-13,108**
Cash flow from financing activities	19,099	22,622	5,986	-576	**47,131**
Exchange-rate-related changes in cash and cash equivalents	0	0	-1,950	-256	**-2,206**
Change in unrestricted cash and cash equivalents	10,937	-2,637	6,482	-114,274	**-99,492**

7 Segment information

7.1 Primary reporting format: business segments

The GEA Group was organized into the following four business segments as at March 31, 2007:

- Customized Systems
- Process Equipment
- Process Engineering
- Other

A detailed description of the individual business segments' business operations and the products and services they offer can be found on pages 15 and 16 of the annual report and consolidated IFRS financial statements of the GEA Group.

The segment results for the first quarter were as follows:

Segment information (EUR million)	Customized Systems	Process Equipment	Process Engineering	Other	Eliminated	**GEA Group**
Q1 2007						
Sales	205.3	282.3	421.0	147.1	-	**1,055.6**
Intersegment sales	0.7	23.2	2.5	3.9	-30.4	**-**
Total sales	206.0	305.5	423.6	151.0	-30.4	**1,055.6**
EBITDA	12.9	37.8	23.3	7.4	-	**81.4**
EBIT	9.2	32.1	19.2	3.7	-	**64.3**
Segment earnings before tax (EBT)	8.8	30.3	18.8	-6.1	-	**51.8**
Financial income	0.7	1.8	2.2	5.0	-6.7	**3.0**
Financial expenses	1.1	3.6	2.5	14.9	-6.7	**15.4**
Equity method income/loss in net financial income	-	-0.1	0.1	-	-	**0.0**
Net income/loss on discontinued operations	-	-	-	1.4	-	**1.4**
Sales from discontinued operations	-	-	-	253.9	-	**253.9**
Segment assets	826.7	1,664.3	1,672.2	2,977.9	-1,918.4	**5,222.7**
thereof from discontinued operations	-	-	-	814.5	-	**814.5**
Segment liabilities	337.7	695.0	1,021.9	2,743.1	-858.8	**3,938.8**
thereof from discontinued operations	-	-	-	963.2	-	**963.2**
Capital expenditure	3.1	4.9	3.3	4.5	-	**15.7**
Depreciation, amortization and impairment	3.7	5.7	4.0	3.7	-	**17.1**
Number of employees	5,008	6,317	6,013	559	-	**17,897**
Q1 2006						
Sales	168.0	248.5	316.9	103.4	0.0	**836.8**
Intersegment sales	0.1	23.6	5.9	4.6	-34.2	**-**
Total sales	168.1	272.2	322.8	108.0	-34.2	**836.8**
EBITDA	9.9	25.2	13.1	2.4		**50.7**
EBIT	6.7	19.9	9.7	-1.2	-	**35.2**
Segment earnings before tax (EBT)	6.6	18.2	9.2	-8.3	-	**25.6**
Financial income	0.8	1.5	2.1	6.0	-5.7	**4.6**
Financial expenses	0.9	3.0	2.5	13.1	-5.7	**13.8**
Equity method income/loss in net financial income	-	0.1	-0.0	-	-	**0.0**
Net income/loss on discontinued operations	-	-	-	-5.1	-	**-5.1**
Sales from discontinued operations	-	-	-	254.7	-	**254.7**
Segment assets	773.5	1,513.0	1,530.9	2,737.9	-1,597.3	**4,957.9**
thereof from discontinued operations	-	-	-	466.0	-	**466.0**
Segment liabilities	279.2	579.3	922.1	2,235.6	-645.6	**3,370.7**
thereof from discontinued operations	-	-	-	943.0	-	**943.0**
Capital expenditure	5.2	5.2	6.9	3.5	-	**20.8**
Depreciation, amortization and impairment	3.1	5.3	3.4	3.2	-	**15.0**
Number of employees	4,260	5,998	5,110	511	-	**15,879**

Since the decision was taken to sell the Zimmer, Lurgi and Lentjes divisions, the former Plant Engineering segment has not been reported. Its assets and liabilities are now shown as assets and liabilities of the "Other" segment. The Gas Cleaning division remaining from the Plant Engineering segment also forms part of the "Other" segment. The comparative figures for 2006 have been restated accordingly.

With the exception of depreciation, amortization and impairment, there were no material non-cash expenses within the segments in either the first quarter of 2007 or in the corresponding period of 2006.

7.2 Secondary reporting format: geographical segments

The GEA Group's business segments operate in five main geographical regions. Most of the Group's sales are generated in Germany, other European countries and the Americas:

Segmentation by region (EUR million)	Germany	Rest of Europe	Americas	Asia, Oceania	Africa	**Total**
01/01/2007 - 03/31/2007						
Sales	230.7	408.0	185.4	203.9	27.6	**1,055.6**
percentage of total	21.9%	38.7%	17.6%	19.3%	2.5%	**100.0%**
Segment assets	2,778.3	1,543.6	574.8	293.1	32.9	**5,222.7**
thereof from discontinued operations	632.7	54.3	84.9	36.6	5.9	**814.5**
Capital expenditure	7.3	5.2	1.7	0.5	0.0	**14.8**
Employees [1]	6,578	7,121	2,026	1,864	308	**17,897**
01/01/2006 - 03/31/2006						
Sales	191.7	295.4	159.6	169.6	20.6	**836.8**
percentage of total	22.9%	35.3%	19.1%	20.3%	2.4%	**100.0%**
Segment assets	2,804.8	1,367.6	498.6	241.2	45.7	**4,957.9**
thereof from discontinued operations	353.7	55.7	26.8	23.5	6.4	**466.0**
Capital expenditure	10.6	4.0	1.5	1.2	0.0	**17.3**
Employees [1]	6,002	6,451	1,898	1,217	311	**15,879**

1) Full-time equivalents (FTEs), excl. trainees

7.3 Capital expenditure and depreciation, amortization and impairment

Capital expenditure in the segment information relates to cash acquisitions of intangible assets and property, plant and equipment plus – unlike the cash flow statement – additionally capitalized liabilities under finance leases. Depreciation, amortization and impairment represent the diminution in the value of intangible assets and property, plant and equipment.

Financial Calendar

August 2, 2007	Interim Report for the period to June 30, 2007
October 31, 2007	Interim Report for the period to September 30, 2007

GEA Group's shares: key data

SIN	660 200
ISIN	DE0006602006
Reuters code	G1AG.DE
Bloomberg code	G1A.GR
Xetra	G1A.DE

GEA Group Aktiengesellschaft
Dorstener Str. 484
44809 Bochum
Germany
www.geagroup.com

Corporate Communications
Tel +49 (0) 234 980-1081
Fax +49 (0) 234 980-1087
Email kommunikation@geagroup.com

Investor Relations
Tel +49 [illegible] 980-[illegible]
Fax +49 [illegible] 980-[illegible]
Email [illegible]@[illegible]

GEA Group

Interim Report for the 2nd Quarter of 2007

January 1 to June 30, 2007

Q2

Key Figures for the GEA Group (IFRS)

(EUR million)	Q2 2007	Q2 2006 (adjusted)	Change %	Q1-Q2 2007	Q1-Q2 2006 (adjusted)	Change %
Results of operations						
New orders	1,266.3	1,042.3	21.5	2,647.6	2,265.3	16.9
Sales	1,253.2	1,033.3	21.3	2,308.8	1,870.1	23.5
thereof outside Germany	1,013.0	800.5	26.5	1,837.9	1,445.6	27.1
thereof in Germany	240.2	232.7	3.2	470.9	424.5	10.9
Order book	2,482.4	1,820.0	36.4	2,482.4	1,820.0	36.4
EBITDA	113.9	84.7	34.5	195.3	135.4	44.3
EBIT	95.6	69.7	37.0	159.9	104.9	52.4
% of sales	7.6	6.7	-	6.9	5.6	-
Earnings before tax	81.4	58.9	38.1	133.2	84.6	57.4
% of sales	6.5	5.7	-	5.8	4.5	-
Net income on continuing operations	61.3	36.0	70.3	93.0	51.7	79.9
Net loss on discontinued operations	-33.1	-50.6	34.7	-31.7	-55.7	43.1
Net income/loss	28.2	-14.6	293.0	61.2	-4.0	> 1,000
Net assets						
Total assets	5,629.7	5,045.9	11.6	5,629.7	5,045.9	11.6
Equity	1,318.0	1,546.1	-14.8	1,318.0	1,546.1	-14.8
% of total assets	23.4	30.6	-	23.4	30.6	-
Net position (adjusted) [1/2]	161.2	115.2	40.0	161.2	115.2	40.0
Gearing (%) [1/3]	-12.2	-7.5	-	-12.2	-7.5	-
Financial position						
Cash flow from operating activities	-15.0	22.5	-166.6	-133.6	-108.8	-22.8
Free cash flow [4]	-121.5	-3.0	< -1,000	-251.3	-147.5	-70.4
Investment (at balance sheet date) [5]	2,678.0	2,416.1	10.8	2,678.0	2,416.1	10.8
ROCE (%) [6]	3.6	2.9	-	6.0	4.3	-
Capital expenditure incl. finance leases	135.7	23.5	476.4	151.4	44.3	241.8
Employees [7]						
Employees at balance sheet date	19,009	16,416	15.8	19,009	16,416	15.8
thereof in Germany	6,609	6,294	5.0	6,609	6,294	5.0
thereof outside Germany	12,400	10,122	22.5	12,400	10,122	22.5
GEA Group's shares						
Share price at balance sheet date (EUR)	25.81	13.40	92.6	25.81	13.40	92.6
Basic earnings per share (EUR)	0.15	-0.08	293.0	0.33	-0.02	> 1,000
thereof on continuing operations	0.33	0.19	70.5	0.49	0.27	80.1
thereof on discontinued operations	-0.18	-0.27	34.7	-0.17	-0.30	43.1
Weighted average number of shares outstanding (million)	187.9	187.9	-	187.9	187.9	-

1) Including Plant Engineering

2) Net position = cash + securities – bank debt

3) Gearing = net position / equity

4) Free cash flow = cash flow from operating activities + cash flow from investing activities

5) Investment = non-current assets + current assets – trade payables – other liabilities – advances received – cash

6) ROCE = EBIT / investment

7) Full-time equivalents (FTEs), excl. trainees

The figures for the corresponding quarter of 2006 are presented in this report on a like-for-like basis, i.e. adjusted for the discontinued operations.

GEA Group's Shares

The German and international stock markets delivered a strong performance in the first half of 2007. The DAX index rose by 21.4 percent, subsequently reaching a new all-time high on July 13. The MDAX rose by 17.2 percent during the first half of the year, reaching a peak of 11,378 points on July 9. In this benign market environment the GEA Group's share price rose 51.2 percent, comfortably outperforming its benchmarks.

Performance of GEA Group's share price against the MDAX


160 %
150 %
140 %
130 %
120 %
110 %
100 %
90 %
MDAX
GEA Group
Jan
Feb
Mar
Apr
May
June
July

In the first six months of 2007, the GEA Group's share price hit a year-to-date high of EUR 19.15 on February 14 before falling to a low of EUR 16.23 on March 5 in the wake of a general slide in the stock markets. It subsequently staged a stronger rally than the MDAX, closing the first half at EUR 25.81. Based on this closing price and the total number of 194.4 million shares, the GEA Group's market capitalization came to approximately EUR 5.0 billion at the end of the first half of 2007, after it had been only around EUR 2.6 billion at June 30, 2006. Deutsche Börse AG, which only takes account of the free float (82 percent) when calculating its indices, determined a market capitalization of EUR 3.8 billion on June 30. This put the GEA Group 38th out of all listed German corporations in terms of capitalization (43rd at the end of March 2007). In terms of trading volumes, the company was in 41st place at the end of June 2007, having been 44th at the end of March 2007.

The average daily trading volume in the first six months of 2007 was 1.7 million shares, which was 31 percent above the 1.3 million traded in the same period of last year. The vast majority of this trading volume was settled through the XETRA electronic trading system. The GEA Group did not repurchase any of its own stock in the second quarter of 2007 and therefore continued to hold the same amount of shares, roughly 6.42 million, at June 30, 2007. With the exception of 190,000 shares, these shares were retired in July 2007.

The GEA Group's share price continued to perform well after the end of the reporting period, hitting a new high of EUR 26.66 on July 6. Following a slight consolidation in the market, the price slipped back to EUR 22.97 on July 27, 2007.

The GEA Group's participation in six roadshows, 221 one-on-one meetings and eight capital markets conferences represents a marked overall increase on 2006. It is evidence of the heightened interest shown by the capital markets and underlines the intensive nature of the GEA Group's IR work.

Shares and options held by directors and employees

No options are held by either directors of the company or employees of the Group.

In 2006, the company launched a new long-term remuneration program entitled GEA Performance Share Plan for executives of the first and second management levels. To receive their allocation, executives must use their own money to buy a certain number of GEA Group shares and then hold them throughout the three-year term of the program. At the end of the program – initially June 30, 2009 – the performance of GEA Group shares is compared with the performance of MDAX stocks. Executives only receive a payout from the program if the performance of the GEA Group's share price at the end of the term at least matches the average performance of stocks in the MDAX.

GEA Group's shares: key performance indicators	Q2 2007	Q2 2006	Q1-Q2 2007	Q1-Q2 2006
Shares in issue at June 30 (million)	194.4	194.4	194.4	194.4
Number of shares at June 30 (million)	187.9	187.9	187.9	187.9
Average number of shares (million)	187.9	187.9	187.9	187.9
Share price at June 30[1] (EUR)	25.81	13.40	25.81	13.40
Highest share price (EUR)	25.81	16.08	25.81	16.08
Lowest share price (EUR)	20.30	11.38	16.23	10.97
Market capitalization at June 30[1] (EUR billion)[2]	5.02	2.60	5.02	2.60
Basic earnings per share (EUR)	0.15	-0.08	0.33	-0.02
thereof on discontinued operations	-0.18	-0.27	-0.17	-0.30

1) Or on the last trading day of the reporting period
2) Based on number of shares in issue

Prices: XETRA closing prices

Management Report

Composition of the Executive Board of GEA Group Aktiengesellschaft

At its meeting on March 19, 2007, the Supervisory Board extended Jürg Oleas' contract as chairman of the Executive Board and personnel director by three years until the end of 2010.

At its meeting on June 19, 2007, the Supervisory Board complied with Peter Schenk's request to release him from his contract of employment effective September 30, 2007, which is prior to its expiry. Mr. Schenk worked for the GEA Group and its current subsidiaries for 23 years. In the seven years during which he headed the current core segments, they doubled their sales and tripled their earnings. At the same meeting the Supervisory Board appointed Mr. Niels Graugaard as his successor. Mr. Graugaard has successfully managed the largest division in the core segments since 1999. He has been appointed to the Executive Board on a three-year contract with effect from August 1, 2007 and will work closely with the chairman of the Executive Board to manage the operational side of the business.

Once the sale of Lurgi to the Air Liquide Group had been completed, Klaus Moll's contract as a member of GEA Group AG's Executive Board came to an end. He decided to accept the option offered to him by the company's Supervisory Board to join the Air Liquide Group as the chairman of Lurgi AG's Executive Board. Mr. Moll assumed responsibility for plant engineering on GEA Group AG's Executive Board in December 2003. From 1997 to 1999 he sat on the Executive Board of Lurgi AG when it was part of the former Metallgesellschaft.

Economic Environment

The global economy continues to be robust. In their spring report, Germany's leading economic research institutes had already noted that the global economy was still on an upward trajectory, although the pace of growth was not quite what it was a year ago, mainly because output growth in the United States has weakened. The slowdown in the US economy, for which the Kiel Institute for World Economics forecasts a growth rate of 2.6 percent in 2007, will be virtually compensated for by growth in Europe and Asia. The Kiel Institute is forecasting global economic growth of 4.7 percent for 2007, following a rise of 5.1 percent in real terms in 2006. Economic growth in the euro zone continues unabated, with initial estimates indicating another rise of around 3 percent in the second quarter of 2007 following a 3.1 percent increase in the first quarter. Economic growth in the developing countries and emerging markets remains robust, not least because of their increasing integration into the international division of labor.

The German Engineering Federation (VDMA) is predicting that sales in the euro-zone engineering sector will rise by 6 percent in real terms in 2007 on the back of brisk demand for capital goods. The Federation is also expecting global equipment sales to increase by over 5 percent year-on-year in real terms in 2007. German engineering companies currently expect their output to rise by 9 percent in 2007.

Business Performance

New orders

In the second quarter of 2007, the GEA Group expanded its volume of new orders by 21.5 percent year on year to EUR 1.266 billion (2006: EUR 1.042 billion). The cumulative volume of new orders for the first half of 2007, totaling EUR 2.648 billion, is 16.9 percent higher than that of 2006 (EUR 2.265 billion). Newly acquired companies contributed EUR 124.3 million to this increase in new orders.

Growth was particularly strong in the Customized Systems segment. The Air Treatment division expanded its volume of new orders, particularly on the back of the contribution made by Denco, which was acquired in October 2006. In addition, there was a general recovery in the western European construction industry, and conditions in the industrial refrigeration market also remained benign in the second quarter of 2007. The Refrigeration division increased its volume of new orders in comparison with both the second quarter and the first half of 2006, principally as a result of buoyant demand from the food and petrochemicals industries, which are its key markets. The segment's volume of new orders grew in the second quarter by 24.0 percent to EUR 278.3 million (2006: EUR 224.4 million). The first-half volume of new orders was EUR 523.1 million and therefore 20.7 percent higher than the 2006 volume of EUR 433.5 million.

The divisions in the Process Equipment segment also achieved an encouraging increase in the second quarter of 2007, expanding their volume of new orders by 20.3 percent to EUR 410.3 million (2006: EUR 341.0 million). In the first half of the year the segment's new orders rose by 17.8 percent from EUR 688.1 million to EUR 810.8 million. The Process Equipment division continued on its upward trajectory, generating growth primarily in its plate heat exchangers operations but also in its other businesses. High capital spending in the petrochemicals industry as the result of persistently high oil prices, brisk activity in the shipbuilding sector and strong demand from the BRIC countries (Brazil, Russia, India and China) are driving business in this division, which is a leading equipment supplier to the process engineering sectors. Strong demand from the food, energy and marine sectors continued to provide a high volume of new orders in the Mechanical Separation division, whose innovative products have further enhanced its position in these fast-growing markets. The volume of business in the Dairy Farm Systems division was ahead of the prior year, assisted by the newly acquired company J. Houle & Fils. Growth stimulus came from eastern Europe and South America rather than western Europe's markets, which are reliant on subsidies. The key US business was more stable again in the second quarter.

The volume of new orders won by the Process Engineering segment, which in the second quarter rose by 25.3 percent year on year from EUR 392.1 million to EUR 491.2 million, reported the strongest growth of all segments. In the first half of the year, the segment also achieved the biggest increase in absolute terms, a jump of 13.2 percent to EUR 1.109 billion (2006: EUR 979.5 million). The Energy Technology division's business is dominated by high capacity utilization and a limited number of engineers in the world market. Virtually all business lines contributed to the growth in the Process Engineering division due to strong demand from a large number of buyer industries and from all major regions of the world.

New orders (EUR million)	Q2 2007	Q2 2006	Change %	Q1-Q2 2007	Q1-Q2 2006	Change %
Customized Systems	278.3	224.4	24.0	523.1	433.5	20.7
Process Equipment	410.3	341.0	20.3	810.8	688.1	17.8
Process Engineering	491.2	392.1	25.3	1,108.6	979.5	13.2
Total	**1,179.8**	**957.5**	**23.2**	**2,442.4**	**2,101.1**	**16.2**
Eliminated and "Other"	86.5	84.7	2.1	205.2	164.2	25.0
GEA Group	**1,266.3**	**1,042.3**	**21.5**	**2,647.6**	**2,265.3**	**16.9**

Our Gas Cleaning division (Lurgi Bischoff) managed to grow in an extremely competitive industry. The global climate for investment is positive, and business driven by environmental protection is traditionally particularly strong in the European Union. In the "Other" segment also Ruhr-Zink grew once more.

Sales

The GEA Group's sales for the second quarter of 2007 grew by 21.3 percent compared with the same period last year to EUR 1.253 billion (2006: EUR 1.033 billion) on the back of its well-stocked order books and persistently strong demand. First-half growth was 23.5 percent, taking sales up from EUR 1.870 billion to EUR 2.309 billion. New acquisitions generated sales of EUR 96.6 million in the first half of the year.

Sales (EUR million)	Q2 2007	Q2 2006	Change %	Q1-Q2 2007	Q1-Q2 2006	Change %
Customized Systems	250.7	197.8	26.7	456.7	366.0	24.8
Process Equipment	390.5	338.0	15.5	696.0	610.1	14.1
Process Engineering	506.9	413.8	22.5	930.5	736.5	26.3
Total	**1,148.1**	**949.6**	**20.9**	**2,083.1**	**1,712.6**	**21.6**
Eliminated and "Other"	105.0	83.7	25.6	225.6	157.5	43.3
GEA Group	**1,253.2**	**1,033.3**	**21.3**	**2,308.8**	**1,870.1**	**23.5**

The Customized Systems segment raised its sales in the second quarter by 26.7 percent to EUR 250.7 million (2006: EUR 197.8 million). By integrating Denco, the Air Treatment division increased its sales compared with the first quarter of 2006, and the Refrigeration division's

sales also rose significantly. In the first half the segment's sales rose by 24.8 percent from EUR 366.0 million to EUR 456.7 million. Second-quarter sales in the Process Equipment segment advanced by a further 15.5 percent from an already high level to EUR 390.5 million (2006: EUR 338.0 million). The Process Equipment division is the segment's biggest growth driver. The segment increased its sales by 14.1 percent from EUR 610.1 million to EUR 696.0 million in the first half of the year. The Process Engineering segment achieved sales growth of 22.5 percent to EUR 506.9 million (2006: EUR 413.8 million). This effect is due to acquisitions in 2006 and the well-stocked order book. In the first half the segment's sales rose by 26.3 percent from EUR 736.5 million to EUR 930.5 million.

The Gas Cleaning division and Ruhr-Zink, the biggest company in the "Other" segment, both increased their sales.

Order book

The GEA Group's order book at June 30, 2007 amounted to EUR 2.482 billion, a 36.4 percent increase on the same date in 2006 (EUR 1.820 billion). This was an improvement of EUR 397.2 million, or 19.0 percent, on December 31, 2006 (EUR 2.085 billion).

Order book (EUR million)	06/30/2007	06/30/2006	Change %
Customized Systems	296.8	235.7	26.0
Process Equipment	501.8	389.9	28.7
Process Engineering	1,609.1	1,158.8	38.9
Total	**2,407.8**	**1,784.3**	**34.9**
Eliminated and "Other"	74.6	35.7	109.1
GEA Group	**2,482.4**	**1,820.0**	**36.4**

Discontinued operations

As at June 30, 2007 we carried out a revaluation of problem Lentjes contracts to reflect second-quarter events, mainly prompted by a fire in a waste incineration plant which was not yet fully functional and significant problems in the availability of contractors at a largely completed flue-gas desulfurization plant.

There was a small temporary downturn in Lurgi's order book because orders were delayed by the disposal process. GEA Group AG completed the sale of Lurgi to the French-based Air Liquide Group effective July 20, 2007, following final approval by the antitrust authority on July 12.

The approval for the Lentjes sale may be delayed until the fourth quarter if the antitrust authority's review process is lengthy.

The decision made by the Federal Court of Justice (BGH) on July 9, 2007 has reduced the risk that we will be called to pay under the complaint brought by the Polyamid 2000 AG insolvency administrator. Although the Federal Court of Justice considers the contract for the construction of a carpet-recycling plant null and void due to failure to comply with German Stock Corporation Act (AktG) regulations, the outcome will be a claim for compensation for unjust enrichment amounting to any difference between the cost of works paid and the value of the work and services unduly received, rather than for reimbursement of the full cost of the works undertaken, which amounts to EUR 164.6 million plus interest, which the claimant is demanding. Therefore we have reduced the provision to reflect a lower risk.

Results of operations

The GEA Group's earnings before interest and tax (EBIT) for the second quarter of 2007 came to EUR 95.6 million, an increase of 37.0 percent on the second quarter of 2006 (EUR 69.7 million). All core segments, the Gas Cleaning division and Ruhr-Zink contributed to this rise. The EBIT margin rose from 6.7 percent to 7.6 percent. In the first half of 2007 the GEA Group's EBIT rose by 52.4 percent from EUR 104.9 million to EUR 159.9 million. The first-half EBIT margin increased from 5.6 percent in 2006 to 6.9 percent in 2007.

Key figures on results of operations (EUR million)	Q2 2007	Q2 2006	Change %	Q1-Q2 2007	Q1-Q2 2006	Change %
Sales	1,253.2	1,033.3	21.3	2,308.8	1,870.1	23.5
EBITDA	113.9	84.7	34.5	195.3	135.4	44.3
EBIT	95.6	69.7	37.0	159.9	104.9	52.4
Earnings before tax	81.4	58.9	38.1	133.2	84.6	57.4
Income taxes	-20.1	-22.9	12.5	-40.2	-32.9	-22.2
Net income on continuing operations	61.3	36.0	70.3	93.0	51.7	79.9
Net loss on discontinued operations	-33.1	-50.6	34.7	-31.7	-55.7	43.1
Net income/loss	28.2	-14.6	293.0	61.2	-4.0	> 1,000

The Customized Systems, Process Equipment and Process Engineering core segments increased their EBIT (up by 32.9 percent from EUR 71.9 million to EUR 95.6 million) and their EBIT margin (from 7.6 to 8.3 percent) in the second quarter of 2007. First-half EBIT of EUR 156.2 million was 44.2 percent higher than in 2006 (EUR 108.3 million), and the first-half EBIT margin rose from 6.3 percent to 7.5 percent.

Our stated target for 2007 is to increase the core segments' overall EBIT margin by at least 60 basis points. As at June 30, 2007 it can be seen that all of the Group's segments had increased their second-quarter and first-half earnings year on year. However, the size of the increase varied from segment to segment. As expected, the Process Equipment segment achieved the highest increase, raising its EBIT margin by 150 basis points to 12.0 percent in the second quarter of 2007 and in the first half by 220 basis points to a margin of 11.3 percent. Despite the problem of start-up costs for new products in its Air Treatment division, the Customized Systems segment was next, with a second-quarter increase of 80 basis points in its EBIT margin bringing it to 7.1 percent and a first-half rise of 70 basis points to 5.9 percent. The EBIT margin in the Process Engineering segment grew by 30 basis points to 6.1 percent in the second quarter and in the first half by 80 basis points to 5.4 percent.

The GEA Group raised its earnings before tax (EBT) in the second quarter by EUR 22.4 million or 38.1 percent to EUR 81.4 million and in the first half by EUR 48.6 million or 57.4 percent to EUR 133.2 million. The fall in net interest income is due to higher interest rates.

Because tax costs are expected to be lower at the year end we applied a lower tax rate of 30.2 percent to earnings before tax in the second quarter of 2007 for the first time. The previous rate was 38.9 percent. The continuing operations increased their net income in the second quarter by 70.3 percent to EUR 61.3 million (2nd quarter 2006: EUR 36.0 million) and in the first half by 79.9 percent to EUR 93.0 million compared with EUR 51.7 million in 2006. The discontinued operations reported a net loss of EUR 33.1 million in the second quarter (2006: net loss of EUR 50.6 million) and a first-half net loss of EUR 31.7 million (2006: net loss of EUR 55.7 million). Although only a small pre-tax loss of EUR 2.5 million was made on discontinued operations, the post-tax figure includes a charge for the required write-down of deferred taxes resulting from reversing provisions. Overall, the GEA Group's net income for the second quarter improved from a net loss of EUR 14.6 million in 2006 to a profit of EUR 28.2 million and a first-half profit of EUR 61.2 million following a net loss of EUR 4.0 million in 2006.

The GEA Group's net income equates to earnings of EUR 0.15 per share in the second quarter (2006: loss of EUR 0.08) and of EUR 0.33 per share for the first half of 2007, compared with a loss of EUR 0.02 per share in 2006.

Financial position

The adjusted net position – including discontinued operations – deteriorated by EUR 330.7 million compared with December 31, 2006. Over one third of this relates to outflows of funds for capital spending on financial assets and property, plant and equipment. The remainder is largely working capital, which rose proportionately less than sales. The Group's strong profitability improved the net position compared to the second quarter of 2006 by EUR 46.0 million. The gearing ratio is minus 12.2 percent.

Summary cash flow statement (EUR million)	Q1-Q2 2007	Q1-Q2 2006	Change %
Cash flow from operating activities	-133.6	-108.8	-22.8
ROCE (%)	6.0	4.3	-
Cash flow from investing activities	-117.7	-38.6	-204.7
Free cash flow	-251.3	-147.5	-70.4
Cash flow from financing activities	281.5	39.3	616.6
Net position (adjusted) [1]	161.2	115.2	40.0
Gearing (%) [1]	-12.2	-7.5	-

1) Including Plant Engineering segment

Net assets

Compared with December 31, 2006, total assets at June 30, 2007 had grown by 13.7 percent to EUR 5.630 billion. The increase in current liabilities arose primarily from the debt-financed acquisitions of J. Houle & Fils Inc., Procomac S.p.A. and Aero Heat Exchanger Inc. in the first half of 2007. In addition, the ending of the cash clearing system on December 31, 2006, with

Summary balance sheet (EUR million)	06/30/2007	% of total assets	12/31/2006	% of total assets	Change %
Assets					
Non-current assets	2,363.1	42.0	2,248.9	45.4	5.1
thereof goodwill	1,297.9	23.1	1,250.8	25.3	3.8
thereof deferred taxes	412.6	7.3	431.8	8.7	-4.5
Current assets	2,456.0	43.6	2,119.1	42.8	15.9
Assets held for sale	810.6	14.4	583.5	11.8	38.9
Total assets	**5,629.7**	**100.0**	**4,951.4**	**100.0**	**13.7**
Equity and liabilities					
Equity	1,318.0	23.4	1,261.5	25.5	4.5
Non-current liabilities	799.1	14.2	876.1	17.7	-8.8
thereof deferred taxes	72.3	1.3	47.5	1.0	52.1
Current liabilities	2,551.5	45.3	1,870.8	37.8	36.4
Liabilities related to assets held for sale	961.1	17.1	943.0	19.0	1.9
Total equity and liabilities	**5,629.7**	**100.0**	**4,951.4**	**100.0**	**13.7**

the result that the discontinued operations now hold most of their deposits externally, increased the balance-sheet items "Assets held for sale" and "Current liabilities".

Employees

The number of employees – excluding trainees – working in continuing operations came to 19,009 at the end of the second quarter of 2007 (June 30). This was an increase of 1,536 people compared with December 31, 2006, reflecting both growth by acquisition and organic growth in all segments. The acquisitions of J. Houle & Fils, Procomac and Aero Heat Exchanger brought 940 additional employees into the GEA Group. We employed 596 extra people through organic growth.

Employees in the GEA Group, excl. trainees	06/30/2007	06/30/2006
Customized Systems	5,205	4,324
Process Equipment	6,632	6,067
Process Engineering	6,616	5,508
Total	**18,453**	**15,899**
Other	556	517
GEA Group	**19,009**	**16,416**

A total of 1,731 people were employed in the discontinued operations at June 30, 2007 (December 31, 2006: 1,777 people).

Research & development

Research and development (R&D) costs in the first half of 2007 came to EUR 34.8 million compared with EUR 31.2 million in the same period last year, making the R&D ratio 1.5 percent of sales.

Research and development (R&D) costs (EUR million)	Q2 2007	Q2 2006	Change %	Q1-Q2 2007	Q1-Q2 2006	Change %
Customer-funded (reimbursed)	4.8	4.7	1.3	10.3	9.6	7.1
Group-funded (non-reimbursed)	12.6	11.1	14.2	24.5	21.6	13.4
Total R&D costs	**17.4**	**15.8**	**10.3**	**34.8**	**31.2**	**11.5**
R&D ratio (% of sales)	**1.4**	**1.5**	-	**1.5**	**1.7**	-

Risks

Specialty mechanical engineering continued to deliver a very strong performance in the first half of 2007. The level of new orders received ensured that all segments were fully employed. The disposal of the discontinued operations will significantly improve the Group's risk profile.

As things stand overall, there are no risks that might jeopardize the continued existence of the GEA Group. Adequate financial provision was made for all risks in accordance with the relevant legislation.

Litigation

With regard to the complaint brought by the Polyamid 2000 AG insolvency administrator against GEA Group AG and three other Group companies, on July 9, 2007 the Federal Court of Justice (BGH) partially overturned the ruling of the regional appeal court in Frankfurt am Main involving one Group company as defendant, and referred the case back to the appeal court for a further hearing and decision. The Federal Court of Justice dismissed the appeal regarding the remaining defendants and therefore upheld the rejection of the complaint. The status of the case has been reported under "Discontinued operations" above. In terms of other ongoing litigation, the situation as described in the "Opportunities and risks report" in the 2006 annual report did not change materially during the period under review.

Outlook

Economy

The Kiel Institute for World Economics is currently forecasting global economic growth of 4.7 percent for both 2007 and 2008. The "Euro-zone economic outlook", a joint forecast from the ifo Institute of Economic Research in Germany, the INSEE in Paris and the ISAE in Rome, puts 2007 GDP growth at 3.0 percent, which would even exceed the prediction in our first-quarter report. Strong growth is also expected to continue in the emerging markets of Asia and eastern Europe. Demand in the euro zone is brisk. Spending on capital equipment, which is key to our business, will continue to grow strongly in Germany, in part because depreciation allowances will be reduced at the start of 2008.

The GEA Group's key sales markets – the food and beverages, pharmaceuticals, energy and chemicals/petrochemicals industries – will continue to grow in the next few years because they are largely driven by global population growth and rising household incomes, particularly in the newly industrializing countries. Growing demand for processed foodstuffs, medicines and energy will boost demand for process engineering. This will benefit the GEA Group, which has a sizeable market presence in these areas.

Business outlook

Based on the extremely high level of new orders in 2006 totaling EUR 5.0 billion, the Executive Board forecasts a further increase of over 10 percent in 2007. We expect sales to rise by over 15 percent in 2007 as a whole and margins in the core business to improve by over 60 basis points, which will significantly increase our EBIT. Net income will be impacted by two one-off factors. Firstly we expect the proceeds from the sale of Lurgi to exceed EUR 200 million after setting aside sufficient funds for guarantees and general warranties, and secondly we expect our tax expense to be higher because a write-down of deferred taxes will be necessary once the corporation tax rate in Germany is reduced. The net adjustment to deferred tax assets this will necessitate, estimated to be EUR 75 million, will be reported in the third quarter.

We confirm that our target is to increase our core-segment margin to 10 percent by 2009. Organic growth in sales should be between 5 and 10 percent per annum in 2008 and 2009. We will continue to pursue our policy of active acquisition by taking advantage of the financial scope provided by the sale of the Plant Engineering segment. We plan to achieve a gearing ratio (net debt to equity ratio) of 50 - 60 percent, which equates to a multiple of earnings before interest, tax, depreciation and amortization (EBITDA) of around two, excluding pension provisions. To achieve this target we do not rule out repurchasing and then retiring our own stock. Therefore in July 2007 we retired approximately 6.2 million of the treasury shares we hold, leaving a small residue of 190,000 shares.

Responsibility statement

To the best of our knowledge, and in accordance with the applicable accounting principles for interim financial reporting, the interim consolidated financial statements give a fair presentation of the financial position and financial performance of the Group, and the interim management report of the Group includes a fair presentation of the development and performance of the business and the position of the Group, together with a description of the material opportunities and risks associated with the expected development of the Group for the remainder of the financial year.

Bochum, August 2, 2007

GEA Group Aktiengesellschaft

On behalf of the Executive Board

Jürg Oleas Hartmut Eberlein

Financial Statements for the 2nd Quarter of 2007

Consolidated Balance Sheet
at June 30, 2007

Assets (EUR thousand)	06/30/2007	12/31/2006	Change %
Property, plant and equipment	453,525	404,927	12.0
Investment property	57,686	56,869	1.4
Goodwill	1,297,902	1,250,763	3.8
Other intangible assets	71,917	41,280	74.2
Investments in enterprises reported at equity	11,322	10,876	4.1
Other non-current financial assets	58,130	52,343	11.1
Deferred taxes	412,589	431,825	-4.5
Non-current assets	**2,363,071**	**2,248,883**	**5.1**
Inventories	695,224	531,794	30.7
Trade receivables	1,263,820	1,163,512	8.6
Income tax assets	17,320	17,162	0.9
Other current financial assets	198,503	146,501	35.5
Cash and cash equivalents	281,104	260,101	8.1
Current assets	**2,455,971**	**2,119,070**	**15.9**
Assets held for sale	**810,634**	**583,476**	**38.9**
Total assets	**5,629,676**	**4,951,429**	**13.7**

Equity and liabilities (EUR thousand)	06/30/2007	12/31/2006	Change %
Issued capital	496,890	496,890	-
Additional paid-in capital	1,077,076	1,077,076	-
Retained earnings	-187,854	-249,149	24.6
Accumulated other comprehensive loss/income	-4,253	327	< -1,000
Treasury shares	-65,263	-65,263	-
Minority interest	1,393	1,582	-11.9
Equity	**1,317,989**	**1,261,463**	**4.5**
Non-current provisions	191,791	287,576	-33.3
Non-current obligations to employees	511,032	509,676	0.3
Non-current financial liabilities	16,714	17,585	-5.0
Other non-current liabilities	7,250	13,766	-47.3
Deferred taxes	72,312	47,535	52.1
Non-current liabilities	**799,099**	**876,138**	**-8.8**
Current provisions	356,511	321,262	11.0
Current obligations to employees	146,378	165,814	-11.7
Current financial liabilities	645,228	89,674	619.5
Trade payables	662,554	707,027	-6.3
Income tax liabilities	32,309	29,098	11.0
Other current liabilities	708,472	557,964	27.0
Current liabilities	**2,551,452**	**1,870,839**	**36.4**
Liabilities related to assets held for sale	**961,136**	**942,989**	**1.9**
Total equity and liabilities	**5,629,676**	**4,951,429**	**13.7**

Consolidated Income Statement
April 1 - June 30, 2007

(EUR thousand)	Q2 2007	Q2 2006	Change %
Sales	1,253,161	1,033,254	21.3
Cost of sales	-930,696	-757,045	-22.9
Gross profit	**322,465**	**276,209**	**16.7**
Selling expenses	-107,362	-99,423	-8.0
Administrative expenses	-109,486	-97,384	-12.4
Other income	7,099	13,030	-45.5
Other expenses	-17,816	-22,620	21.2
Net income/loss on enterprises reported at equity	635	-79	903.8
Other financial income	33	4	725.0
Other financial expenses	-	-	-
Earnings before interest and tax (EBIT)	**95,568**	**69,737**	**37.0**
Interest and similar income	3,186	2,156	47.8
Interest expense and similar charges	-17,369	-12,946	-34.2
Earnings before tax on continuing operations	**81,385**	**58,947**	**38.1**
Income taxes	-20,072	-22,934	12.5
thereof current taxes	-12,494	-10,044	-24.4
thereof deferred taxes	-7,578	-12,890	41.2
Net income on continuing operations	**61,313**	**36,013**	**70.3**
Net loss on discontinued operations	**-33,080**	**-50,640**	**34.7**
Net income/loss	**28,233**	**-14,627**	**293.0**
thereof minority interest	-46	23	-300.0
thereof attributable to shareholders of GEA Group Aktiengesellschaft	28,279	-14,650	293.0

Per share (EUR)			
Basic earnings per share	**0.15**	**-0.08**	**293.0**
thereof on continuing operations	0.33	0.19	70.5
thereof on discontinued operations	-0.18	-0.27	34.7
Diluted earnings per share	**0.15**	**-0.08**	**293.0**
Weighted average number of shares outstanding (million)	**187.9**	**187.9**	-

Consolidated Income Statement
January 1 - June 30, 2007

(EUR thousand)	Q1-Q2 2007	Q1-Q2 2006	Change %
Sales	2,308,778	1,870,090	23.5
Cost of sales	-1,715,456	-1,378,326	-24.5
Gross profit	**593,322**	**491,764**	**20.7**
Selling expenses	-212,131	-190,181	-11.5
Administrative expenses	-208,026	-186,159	-11.7
Other income	22,899	29,681	-22.8
Other expenses	-36,913	-40,430	8.7
Net income/loss on enterprises reported at equity	676	-30	> 1,000
Other financial income	33	279	-88.2
Other financial expenses	-	-12	100.0
Earnings before interest and tax (EBIT)	**159,860**	**104,912**	**52.4**
Interest and similar income	6,120	6,451	-5.1
Interest expense and similar charges	-32,807	-26,780	-22.5
Earnings before tax on continuing operations	**133,173**	**84,583**	**57.4**
Income taxes	-40,218	-32,903	-22.2
thereof current taxes	-21,362	-15,052	-41.9
thereof deferred taxes	-18,856	-17,851	-5.6
Net income on continuing operations	**92,955**	**51,680**	**79.9**
Net loss on discontinued operations	**-31,718**	**-55,718**	**43.1**
Net income/loss	**61,237**	**-4,038**	**> 1,000**
thereof minority interest	-58	43	-234.9
thereof attributable to shareholders of GEA Group Aktiengesellschaft	61,295	-4,081	> 1,000

Per share (EUR)			
Basic earnings per share	**0.33**	**-0.02**	**> 1,000**
thereof on continuing operations	0.49	0.27	80.1
thereof on discontinued operations	-0.17	-0.30	43.1
Diluted earnings per share	**0.33**	**-0.02**	**> 1,000**
Weighted average number of shares outstanding (million)	**187.9**	**187.9**	-

Consolidated Cash Flow Statement
January 1 - June 30, 2007

(EUR thousand)	Q1-Q2 2007	Q1-Q2 2006
Net income/loss	61,237	-4,038
plus income taxes	40,218	32,903
plus net loss on discontinued operations	31,718	55,718
Earnings before tax on continuing operations	133,173	84,583
Net interest income	26,687	20,329
Earnings before interest and tax (EBIT)	**159,860**	**104,912**
Depreciation, amortization, impairment and reversal of impairment on non-current assets	35,422	30,441
Other non-cash income and expenses	-382	-249
Obligations to employees	-11,561	-7,539
Change in provisions	-1,498	11,178
Losses on disposal of non-current assets	-165	-1,837
Change in inventories, incl. unbilled PoC receivables [1]	-49,337	-93,175
Change in trade receivables	-30,037	-13,245
Change in trade payables	-94,423	-21,169
Change in other operating assets and liabilities	-21,659	-2,293
Tax payments	-18,043	-14,592
Net cash flow from operating activities of discontinued operations	-101,824	-101,262
Cash flow from operating activities	**-133,647**	**-108,830**
Proceeds from disposal of non-current assets	3,233	5,254
Cash payments for purchase of property, plant and equipment and intangible assets	-45,754	-28,546
Cash payments for purchase of non-current financial assets	-2,061	-7,096
Interest and dividend income	3,708	5,267
Cash payments for acquisitions	-77,692	-2,923
Proceeds from disposals	-	1,169
Net cash flow from investing activities of discontinued operations	880	-11,750
Cash flow from investing activities	**-117,686**	**-38,625**
Change in finance lease liabilities	-775	-925
Dividend paid by GEA Group AG for 2005	-	-18,795
Cash receipts from finance facilities	538,447	45,133
Cash payments for redemption of finance facilities	-31,580	-29,500
Interest payments	-19,463	-7,574
Net cash flow from financing activities of discontinued operations	-205,115	50,945
Cash flow from financing activities	**281,514**	**39,284**
Exchange-rate-related and other changes in cash and cash equivalents	-4,745	-4,706
Change in unrestricted cash and cash equivalents	**25,436**	**-112,877**
Unrestricted cash and cash equivalents at beginning of year	252,240	424,363
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	-	-86,755
Unrestricted cash and cash equivalents at balance sheet date	**277,676**	**224,731**
Restricted cash and cash equivalents	3,428	4,577
Cash and cash equivalents reported on the face of the balance sheet	**281,104**	**229,308**

1) Including advances received

Consolidated Statement of Changes in Equity
at June 30, 2007

(EUR thousand)	Issued capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/loss	Treasury shares	Minority interest	Total
Balance at 12/31/2005 (187,945,616 shares)	**496,890**	**1,077,076**	**58,086**	**16,418**	**-65,263**	**884**	**1,584,091**
Net loss			-288,224				**-288,224**
Minority interest			-215			215	**-**
Accumulated other comprehensive income/loss				-16,091		49	**-16,042**
Total income and expense for the year							**-304,266**
thereof minority interest							**264**
thereof attributable to shareholders of GEA Group AG							**-304,530**
Dividend paid by GEA Group AG			-18,795				**-18,795**
Change in other minority interest						434	**434**
Balance at 12/31/2006 (187,945,616 shares)	**496,890**	**1,077,076**	**-249,149**	**327**	**-65,263**	**1,582**	**1,261,463**
Net income			61,237				**61,237**
Minority interest			58			-58	**-**
Accumulated other comprehensive income/loss				-4,580		-15	**-4,595**
Total income and expense for the year							**56,642**
thereof minority interest							**-73**
thereof attributable to shareholders of GEA Group AG							**56,715**
Change in other minority interest						-116	**-116**
Balance at 06/30/2007 (187,945,616 shares)	**496,890**	**1,077,076**	**-187,854**	**-4,253**	**-65,263**	**1,393**	**1,317,989**

Accumulated other comprehensive income/loss (EUR thousand)	Cumulative translation adjustment	Available-for-sale securities	Hedge accounting	Total
Balance at 12/31/2005	**23,598**	**836**	**-8,016**	**16,418**
Accumulated other comprehensive income/loss	-29,255	-631	13,795	**-16,091**
Balance at 12/31/2006	**-5,657**	**205**	**5,779**	**327**
Accumulated other comprehensive income/loss	-4,754	1,691	-1,517	**-4,580**
Balance at 06/30/2007	**-10,411**	**1,896**	**4,262**	**-4,253**

Notes to the Consolidated Financial Statements

1 Basis of presentation

The interim financial statements of GEA Group Aktiengesellschaft and its subsidiaries' consolidated interim accounts have been prepared in accordance with the International Financial Reporting Standards (IFRSs) and the relevant interpretations of the International Accounting Standards Board (IASB), as applicable under Regulation No. 1606/2002 of the European Parliament and Council concerning the adoption of International Accounting Standards in the EU. These consolidated financial statements for the second quarter have not been reviewed by an auditor.

The accounting policies applied in these interim financial statements are unchanged since December 31, 2006 and are described in detail on pages 66 to 77 of the annual report and consolidated IFRS financial statements of the GEA Group. Otherwise, no IFRS accounting pronouncements of relevance to the GEA Group were issued or adopted during the reporting period.

The interim financial statements give a fair presentation of the GEA Group's financial position and financial performance during the reporting period.

The preparation of interim financial statements requires estimates and assumptions to be made that impact on the company's net assets, liabilities, provisions, deferred tax assets and liabilities as well as income and expenses. Although such estimates and assumptions are made carefully and in good faith, the actual amounts may differ from the estimates used in these interim financial statements.

Factors that may cause these amounts to differ from projections are a deterioration in the global economy, movements in exchange rates and interest rates, significant litigation, and changes in environmental or other legislation. Production errors, the loss of key customers, and changes in funding can also impair the GEA Group's future performance.

The interim financial statements have been prepared in euros. All amounts, including comparative figures, have been rounded, consequently there may be differences between the sum of individual values and the total value shown.

2 Basis of consolidation

On April 6, 2007 the Dairy Farm Systems division acquired J. Houle & Fils Inc., a company based in Drummondville (Quebec), Canada. J. Houle & Fils Inc. is a leading North American manufacturer of manure-handling equipment for the stock farming industry. The takeover strengthens the Dairy Farm Systems division's position as one of the world's leading manufacturers and suppliers of agricultural equipment, and also enhances its ability to provide dairy producers with an integrated, end-to-end service.

On April 12, 2007 the Process Engineering division expanded its liquid processing operations in the food and beverages industry by acquiring Procomac S.p.A., Sala Baganza, Italy. Procomac S.p.A. specializes in the manufacture and installation of aseptic bottling plants for PET bottles. Its product range also includes non-aseptic bottling lines. The acquisition enables the division to extend its value chain and to expand its leading position in the integrated food-process engineering sector.

On June 1, 2007 the Refrigeration division acquired all the shares in Aero Heat Exchanger Inc. based in Richmond (British Columbia), Canada. The company is a leading North American manufacturer of refrigeration systems for the food industry. This deal consolidates the Refrigeration division's position, particularly in the North American market.

The provisional purchase cost of the companies amounts to EUR 100.685 million compared with net assets provisionally calculated to be EUR 55.109 million. Uncertainty about the determination of the net asset value primarily surrounds the measurement of intangible assets. Based on this provisional measurement, goodwill comes in at EUR 45.576 million. This is derived firstly from synergies arising from the opportunity to sell products globally which in part had previously only been sold locally by the companies acquired. Secondly, there is further potential for synergies in the GEA Group's new ability to offer an extended process chain to dairy producers and the liquid-processing segment of the food industry.

Because they have only been consolidated for a short period, and due to integration costs, the contributions to second-quarter earnings made by Procomac and Aero Heat Exchanger are negligible. The contribution to pre-tax earnings by Houle was EUR 740 thousand based on a provisional calculation of net assets.

Including the subsidiaries of the companies acquired, takeovers in the second quarter increased the number of companies consolidated in the Group by 17. In addition, two newly established companies and one company which had not previously been consolidated were included in the group of consolidated companies for the first time in the second quarter of 2007. Two companies were deconsolidated during the same period because they had been wound up. Including the changes made in the first quarter, the number of consolidated companies had increased by a total of 22 since December 31, 2006.

3 Discontinued operations

With the consent of the Supervisory Board, the Executive Board of GEA Group AG decided in August 2006 to sell the PET and Fibers (Zimmer), Energy and Environment (Lentjes), Gas-to-Chemicals, and Synthetic Fuels and Biofuels (Lurgi) divisions of the former Plant Engineering segment. These divisions have been classified and presented as discontinued operations since the interim report on the third quarter of 2006. Since these divisions have been treated as discontinued operations, their assets and liabilities have been reported on the face of the balance sheet as assets held for sale and as liabilities related to assets held for sale. The income statement merely shows the divisions together with their net income or loss as "net income/loss on discontinued operations". The prior-year figures on the face of the income statement have been restated accordingly.

The net loss on discontinued operations is broken down as follows:

(EUR thousand)	Q2 2007	Q2 2006	Q1-Q2 2007	Q1-Q2 2006
Sales	***264,455***	***246,406***	***518,360***	***501,591***
Other income	76,582	3,350	80,706	4,571
Expenses	-371,221	-333,943	-629,291	-598,641
Net interest income	25,492	789	27,762	1,287
Taxes	-28,388	32,758	-29,255	35,474
Net loss on discontinued operations	**-33,080**	**-50,640**	**-31,718**	**-55,718**

Other income includes income of EUR 73.60 million arising from the reversal of the provision for the risk of enforced repayment of remuneration received for constructing a carpet recycling plant because the contract for work was null and void (see page 8). EUR 34.555 million of this amount is attributable to Lentjes and the remaining amount of EUR 39.045 million relates to the former Zimmer division. The interest accrued on the interest cost of the provision was also cancelled, which increased net interest income by EUR 20.786 million. Under commercial law the income from the reversal of the provision is due to GEA Group AG, because at the time GEA Group AG had indemnified the companies involved against the risk.

In the first half of 2007, Lentjes incurred a net loss of EUR 67.756 million (2006: loss of EUR 8.308 million), which includes the income from the reduction in the provision. Penalties for failing to meet deadlines due to suppliers' delays and technical problems were the main causes of its weak EBIT. Lurgi's net income for this period amounted to EUR 6.432 million (2006: net loss of EUR 3.277 million). The sale of Lurgi to the Air Liquide Group, Paris, France, was finalized on July 20, 2007.

The prior-year comparative figures include income and expenses attributable to Lurgi and Lentjes as well as to Zimmer. The Zimmer operations specializing in plant for the manufacture of chemical fibers and nonwovens were sold with effect from December 14, 2006. As already reported, the remaining plant engineering operations relating to polymers, synthetic fibers and thermoplastics were sold within the GEA Group to Lurgi on December 31, 2006 as part of an asset deal.

4 Net financial income/loss

The financial income and expenses shown in the segment tables on pages 28 et seq. comprise interest income and other financial income as well as interest expenses and other financial expenses. Other financial income essentially consists of income from equity investments. Interest income includes interest income from receivables, deposits and securities as well as the projected return on plan assets. Other financial expenses comprise impairment of financial assets and expenses incurred by the transfer of losses. Interest expenses consist of borrowing costs and the interest cost of other provisions and provisions for pensions, other postemployment benefits and supplementary healthcare benefits. The figure resulting from the netting of interest income and interest expenses represents the interest element of EBITDA and EBIT.

5 Taxes

The taxes recognized in the interim reporting period were estimated using an anticipated taxation rate of 30.2 percent instead of the 38.9 percent used in the preceding quarter. The estimate of the anticipated taxation rate of 30.2 percent is based more closely on the weighted average income tax rate. The effects of the 2008 corporation tax reforms approved by the second chamber of the German parliament on July 6, 2007 have not yet been taken into account. The corporation tax reforms will reduce the tax rate applicable to the Group's German companies from 38.9 percent to 29.5 percent. The additional tax expense in the third quarter resulting from the remeasurement of deferred taxes this will necessitate is expected to be around EUR 75 million.

6 Cash flow statement

The cash flow statement is prepared under the indirect method with respect to cash flow from operating activities and under the direct method with respect to cash flow from investing and financing activities. Interest payments, interest proceeds and income tax payments are shown separately. Consequently, the computation of cash flow is based on earnings before interest and tax (EBIT). Whereas interest payments and interest proceeds are reported in the sections containing interest-bearing items, cash flow from income taxes is reported as cash flow from operating activities.

The individual activities shown on the face of the cash flow statement have been adjusted to exclude the cash flows from the Zimmer, Lurgi and Lentjes divisions for both 2007 and 2006. The cash flow from these divisions is shown for each individual activity as "net cash flow from discontinued operations".

Cash flow (EUR thousand)	Customized Systems	Process Equipment	Process Engineering	Other	**GEA Group**
Q1-Q2 2007					
Cash flow from operating activities	215	3,088	-24,803	-112,147	**-133,647**
Cash flow from investing activities	-32,062	-44,268	-36,936	-4,420	**-117,686**
Cash flow from financing activities	47,969	45,646	86,196	101,703	**281,514**
Exchange-rate-related changes in cash and cash equivalents	-371	361	15	-4,750	**-4,745**
Change in unrestricted cash and cash equivalents	15,751	4,827	24,472	-19,614	**25,436**
Q1-Q2 2006					
Cash flow from operating activities	4,374	1,058	-5,462	-108,800	**-108,830**
Cash flow from investing activities	-9,397	-3,158	-14,971	-11,099	**-38,625**
Cash flow from financing activities	18,841	8,290	55,930	-43,777	**39,284**
Exchange-rate-related changes in cash and cash equivalents	-	1,260	-5,896	-70	**-4,706**
Change in unrestricted cash and cash equivalents	13,818	7,450	29,601	-163,746	**-112,877**

7 Segment information

7.1 Primary reporting format: business segments

The GEA Group was organized into the following four business segments as at June 30, 2007:

- Customized Systems
- Process Equipment
- Process Engineering
- Other

A detailed description of the individual business segments' business operations and the products and services they offer can be found on pages 15 and 16 of the annual report and consolidated IFRS financial statements of the GEA Group.

Segment results for the second quarter were as follows:

Segment information (EUR million)	Customized Systems	Process Equipment	Process Engineering	Other	Eliminated	GEA Group
Q2 2007						
Sales	250.0	366.5	502.2	134.4	-	**1,253.2**
Intersegment sales	0.7	24.0	4.7	2.9	-32.3	-
Total sales	250.7	390.5	506.9	137.3	-32.3	**1,253.2**
EBITDA	21.7	52.8	35.3	4.1	-	**113.9**
EBIT	17.8	46.7	31.0	-0.0	-	**95.6**
Segment earnings before tax (EBT)	17.1	44.8	29.9	-10.4	-	**81.4**
Financial income	0.8	2.6	2.3	6.8	-9.4	**3.2**
Financial expenses	1.5	4.5	3.6	17.2	-9.4	**17.4**
Equity method income/loss in net financial income	-	0.3	0.3	-	-	**0.6**
Net loss on discontinued operations	-	-	-	-33.1	-	**-33.1**
Sales from discontinued operations	-	-	-	257.4	-	**257.4**
Capital expenditure	7.5	13.8	6.1	2.7	-	**30.1**
Depreciation, amortization and impairment	3.9	6.0	4.2	4.1	-	**18.3**
Q2 2006						
Sales	197.6	317.0	414.9	103.8	-	**1,033.3**
Intersegment sales	0.2	21.0	-1.1	2.5	-22.7	-
Total sales	197.8	338.0	413.8	106.3	-22.7	**1,033.3**
EBITDA	15.7	40.7	27.6	0.7	-	**84.7**
EBIT	12.4	35.5	24.1	-2.2	-	**69.7**
Segment earnings before tax (EBT)	12.2	33.8	23.1	-10.2	-	**58.9**
Financial income	0.9	1.1	1.9	4.6	-6.4	**2.1**
Financial expenses	1.0	3.0	2.7	12.6	-6.4	**12.9**
Equity method income/loss in net financial income	-	-0.3	0.2	-	-	**-0.1**
Net loss on discontinued operations	-	-	-	-50.6	-	**-50.6**
Sales from discontinued operations	-	-	-	243.4	-	**243.4**
Capital expenditure	3.5	3.6	4.2	2.9	-	**14.2**
Depreciation, amortization and impairment	3.3	5.2	3.5	3.4	-	**15.4**

Segment information (EUR million)	Customized Systems	Process Equipment	Process Engineering	Other	Eliminated	**GEA Group**
Q1-Q2 2007						
Sales	455.3	648.8	923.2	281.5	-	**2,308.8**
Intersegment sales	1.4	47.2	7.2	6.8	-62.7	**-**
Total sales	456.7	696.0	930.5	288.3	-62.7	**2,308.8**
EBITDA	34.6	90.6	58.5	11.6	-	**195.3**
EBIT	27.0	78.9	50.3	3.7	-	**159.9**
Segment earnings before tax (EBT)	25.9	75.1	48.7	-16.5	-	**133.2**
Financial income	1.5	4.4	4.6	11.8	-16.1	**6.2**
Financial expenses	2.6	8.1	6.2	32.0	-16.1	**32.8**
Equity method income/loss in net financial income	-	0.3	0.4	-	-	**0.7**
Net loss on discontinued operations	-	-	-	-31.7	-	**-31.7**
Sales from discontinued operations	-	-	-	511.3	-	**511.3**
Segment assets	904.2	1,787.1	1,896.4	3,119.2	-2,077.2	**5,629.7**
thereof from discontinued operations	-	-	-	796.6	-	**796.6**
Segment liabilities	401.0	776.8	1,224.5	2,893.2	-983.7	**4,311.7**
thereof from discontinued operations	-	-	-	961.1	-	**961.1**
Capital expenditure	10.6	18.6	9.4	7.2	-	**45.8**
Depreciation, amortization and impairment	7.6	11.7	8.3	7.9	-	**35.4**
Number of employees	5,205	6,632	6,616	556	-	**19,009**
Q1-Q2 2006						
Sales	365.7	565.5	731.7	207.2	-	**1,870.1**
Intersegment sales	0.3	44.7	4.8	7.1	-56.8	**-**
Total sales	366.0	610.1	736.5	214.3	-56.8	**1,870.1**
EBITDA	25.5	65.9	40.7	3.2	-	**135.4**
EBIT	19.1	55.4	33.8	-3.4	-	**104.9**
Segment earnings before tax (EBT)	18.8	52.0	32.2	-18.5	-	**84.6**
Financial income	1.7	2.7	3.9	10.6	-12.2	**6.7**
Financial expenses	1.9	6.1	5.2	25.7	-12.2	**26.8**
Equity method income/loss in net financial income	-	-0.2	0.1	-	-	**-0.0**
Net loss on discontinued operations	-	-	-	-55.7	-	**-55.7**
Sales from discontinued operations	-	-	-	498.2	-	**498.2**
Segment assets	802.0	1,582.6	1,500.5	2,697.9	-1,537.1	**5,045.9**
thereof from discontinued operations	-	-	-	481.8	-	**481.8**
Segment liabilities	298.1	616.2	882.2	2,296.9	-593.7	**3,499.8**
thereof from discontinued operations	-	-	-	802.8	-	**802.8**
Capital expenditure	8.7	8.8	11.0	6.5	-	**35.0**
Depreciation, amortization and impairment	6.4	10.6	6.9	6.5	-	**30.4**
Number of employees	4,324	6,067	5,508	517	-	**16,416**

Since the decision was taken to sell the Zimmer, Lurgi and Lentjes divisions, the Plant Engineering segment, which was shown in 2006, has not been reported. Its assets and liabilities are now shown as assets and liabilities of the "Other" segment. The Gas Cleaning division, which remains in the GEA Group but was part of the former Plant Engineering segment, forms part of the "Other" segment. The comparative figures for 2006 have been restated accordingly.

With the exception of depreciation, amortization and impairment, there were no material non-cash expenses within the segments in either the second quarter of 2007 or in the corresponding period of 2006.

7.2 Secondary reporting format: geographical segments

The GEA Group's business segments operate in five main geographical regions. Most of the Group's sales are generated in Germany, other European countries and the Americas:

Segmentation by region (EUR million)	Germany	Rest of Europe	Americas	Asia, Oceania	Africa	Total
Q1-Q2 2007						
Sales	470.9	884.2	420.4	480.1	53.2	**2,308.8**
percentage of total	20.4%	38.3%	18.2%	20.8%	2.3%	**100.0%**
Segment assets	2,835.7	1,721.3	698.4	343.4	30.9	**5,629.7**
thereof from discontinued operations	616.8	47.3	90.4	37.8	4.4	**796.6**
Capital expenditure	21.7	11.2	6.8	5.8	0.2	**45.8**
Employees [1]	6,609	7,668	2,496	1,924	312	**19,009**
Q1-Q2 2006						
Sales	424.5	655.1	348.3	393.0	49.2	**1,870.1**
percentage of total	22.7%	35.0%	18.6%	21.0%	2.6%	**100.0%**
Segment assets	2,829.1	1,420.8	503.8	251.4	40.8	**5,045.9**
thereof from discontinued operations	358.2	50.0	42.1	25.3	6.2	**481.8**
Capital expenditure	19.7	10.9	2.8	1.4	0.1	**35.0**
Employees [1]	6,294	6,540	1,931	1,336	315	**16,416**

1) Full-time equivalents (FTEs), excl. trainees

7.3 Capital expenditure and depreciation, amortization and impairment

Capital expenditure in the segment information relates to cash acquisitions of intangible assets and property, plant and equipment plus – unlike the cash flow statement – additionally capitalized liabilities under finance leases. Depreciation, amortization and impairment represent the diminution in the value of property, plant and equipment and intangible assets.

Financial Calendar

October 31, 2007	Interim Report for the period to September 30, 2007
March 13, 2008	Financial Statements Press Conference / Analysts' Meeting for 2007
April 23, 2008	Annual Shareholders' Meeting for 2007
May 8, 2008	Interim Report for the period to March 31, 2008
July 31, 2008	Interim Report for the period to June 30, 2008
October 31, 2008	Interim Report for the period to September 30, 2008

GEA Group's shares: key data

WKN	660 200
ISIN	DE0006602006
Reuters code	G1AG.DE
Bloomberg code	G1A.GR
Xetra	G1A.DE

GEA Group Aktiengesellschaft
Dorstener Str. 484
44809 Bochum
Germany
www.geagroup.com

Corporate Communications
Tel +49 (0) 234 980-1081
Fax +49 (0) 234 980-1087
Email kommunikation@geagroup.com

Investor Relations
Tel +49 (0) 234 980-1490
Fax +49 (0) 234 980-1087
Email investor.relations@geagroup.com

QI 08

Interim Report for the 1st Quarter,

January 1 to March 31, 2008

GEA Group: key IFRS figures

(EUR million)	Q1 2008	Q1 2007	Change (%)
Results of operations			
Order intake	1,444.4	1,381.3	4.6
Sales	1,189.6	1,055.6	12.7
of which outside Germany	978.4	824.9	18.6
of which in Germany	211.2	230.7	-8.4
Order backlog	2,834.1	2,463.9	15.0
EBITDA	97.6	81.4	20.0
EBIT	77.1	64.3	19.8
% of sales	6.5	6.1	-
Earnings before tax	68.0	51.8	31.2
Net income on continued operations	49.5	31.6	56.3
Net income on discontinued operations	-	1.4	-100.0
Net income	49.5	33.0	49.9
Net assets			
Total assets	4,764.2	5,222.7	-8.8
Equity	1,435.0	1,283.9	11.8
% of total assets	30.1	24.6	-
Working Capital (balance sheet date) [1]	746.0	687.5	8.5
Net position [2/3]	-54.6	362.4	-115.1
Gearing (%) [2/4]	3.8	-28.2	-
Financial position			
Cash flow from operating activities	-82.0	-118.7	30.9
Free cash flow [5]	-120.8	-129.9	7.0
Investment (balance sheet date) [6]	2,728.7	2,493.3	9.4
Capital expenditure including finance leases	40.0	15.0	166.3
Employees [7]			
Employees (balance sheet date)	20,128	17,897	12.5
of which in Germany	6,953	6,578	5.7
of which outside Germany	13,175	11,319	16.4
GEA Group's share (EUR)			
Share price (balance sheet date)	21.30	20.72	2.8
Earnings per share	0.27	0.18	52.3
of which on continued operations	0.27	0.17	58.9
of which on discontinued operations	-	0.01	-100.0
Weighted average number of shares outstanding (million)	184.0	187.9	-2.1

1) Working capital = inventories + trade receivables - trade liabilities - prepayments received

2) Including Plant Engineering in 2007

3) Net position = cash and cash equivalents + securities - bank debt

4) Gearing = net position / equity

5) Free cash flow = cash flow from operating activities + cash flow from investing activities

6) Investment = fixed assets + Working Capital

7) Full-time equivalents (FTEs), excl. apprentices/trainees and inactive employees

GEA Group's Shares

Stock market performance of GEA Group shares

The equity market initially continued its negative trend in 2008. Mechanical engineering stocks were particularly affected, despite high order backlog levels. In this environment, the GEA Group Aktiengesellschaft share fell to a low of EUR 18.25 on January 11, 2008. Subsequent to this, the share outperformed the MDAX, and closed at EUR 21.30 on March 31. Following the end of the first quarter, the share reached EUR 25.09 on May 2, thereby outperforming the MDAX.

Performance of GEA Group's share price against the MDAX


110 %
105 %
100 %
95 %
90 %
85 %
80 %
75 %
MDAX
GEA Group
Jan
Feb
Mar
Apr
May

The company's market capitalization amounted to over EUR 3.9 billion at the end of the first quarter of 2008. The method to calculate market capitalization used by Deutsche Börse AG takes only the free float (82 percent) into account, which equates to EUR 3.1 billion at the end of the first quarter. This places GEA Group Aktiengesellschaft at position number 35 among all listed German corporations (position 38 at the end of December 2007). The company occupied position 37 in terms of trading volume at the end of March 2008 (position 38 at the end of December 2007). The average daily turnover with 1.7 million shares during the first three months of 2008 was almost at exactly the same level of the comparable prior year turnover of 1.8 million shares. The vast majority of these trades was settled through the XETRA electronic trading system.

The company held no treasury shares as of March 31, 2008. There were 183,982,845 shares in issue at the end of March 2008.

Participation in 4 roadshows and conferences, as well as 69 one-on-one meetings, continues to reflect the capital market's high degree of interest, and the intensive investor relations work the GEA Group is conducting.

GEA Group's shares: Key performance indicators	Q1 2008	Q1 2007
Shares in issue at March 31 (million)	184.0	194.4
Number of shares at March 31 (million)	184.0	187.9
Share price at March 31 (EUR) [1]	21.30	20.72
Share price high (EUR)	22.61	20.72
Share price low (EUR)	18.25	16.23
Market capitalization at March 31 (EUR billion) [2]	3.92	4.02
Earnings per share (EUR)	0.27	0.18
of which on discontinued operations (EUR)	-	0.01

1) or on the last trading day of the reporting period
2) on the basis of shares in issue

Prices: XETRA closing prices

GEA Performance Share Plan

The company has had a long-term remuneration program for executives of the first and second management levels – excluding Executive Board members – since 2006. To take part in this program, executives must invest their own money in GEA Group AG shares equivalent to 20 percent of their allotted performance shares, and then hold these shares throughout the three-year term of the program. At the end of the period, which will occur for the first time on June 30, 2009, the number of performance shares will be attributed based on the performance of GEA Group Aktiengesellschaft relative to the MDAX. The number of performance shares issued will then be multiplied by the average share price of GEA Group Aktiengesellschaft over the last three months of the program. The value calculated from this process represents the amount to be paid out. Over 70 percent of senior managers have participated in this program, consequently expressing their high degree of identification with the company. Due to this high level of participation, the Executive Board has decided to extend the program to the next management level.

Management Report

Acquisitions

GEA Group acquired the air-cooled heat-exchanger business of the German company NEMA AirFin GmbH, Netzschkau, as of January 1, 2008. The company generated sales of almost EUR 25 million with 165 employees in 2007. Heat-exchangers produced in Netzschkau supplement the product range of the Thermal Engineering Division.

GEA Group acquired the French company Univalve, Schiltigheim, with effect from January 1, 2008. Univalve provides an extensive range of valves, including single-seated valves, double-seated valves, and sterile valves, as well as double-seated valves with leakage cavities. The acquisition of Univalve will allow GEA Group to offer its customers a broader range of specialty valves in the future.

GEA Group acquired the Canadian company ViEX, Newmarket, in February 2008. ViEX specializes in fully welded plate heat-exchangers. These are primarily used in the chemical and petrochemical industry, as well as for oil and gas production applications. The company generated sales of around EUR 8 million with approximately 50 employees in 2007. The production of ViEX supplements the production of the Process Equipment Division's factory in York, Pennsylvania, which was opened in 2007. Hence, all types of plate heat-exchangers (brazed, gasketed, and fully welded) can now be produced and sold directly in North America.

GEA Group acquired the British company P.S.S.P Fabrications Ltd., Willenhall, as of March 31, 2008. Besides sales, overhaul, and servicing for standard cooling towers, the company also develops, manufactures, and installs odor control systems. The company generated sales of around EUR 5 million with 39 employees in 2007.

Overall Environment

The consequences of the US real estate crisis are burdening the global economy. This was the conclusion reached by leading economic research institutes in their "Economic Outlook Spring 2008". Price inflation has also accelerated considerably in recent months. Besides the continued rise in the price of crude oil, foodstuff prices have also become significantly more expensive. The rate of global economic expansion is nevertheless still substantial since production in emerging economies continues to experience high growth.

The German Engineering Federation (VDMA) foresees an unbroken growth trend for the German mechanical engineering industry. The Association recently announced that order intake rose by 10 percent in real terms in February compared with the same month of the previous year. For March, by contrast, the Association reported a real decline of 5 percent in order intake compared with March in the previous year. However, the VDMA justifies this decline by pointing to the extraordinarily strong performance in March 2007 (growth of 47 percent), as well as the loss of 3 working days due to the early date of Easter this year. Consequently, the Association does not regard the March 2008 figures as a signal of a new trend. The German mechanical engineering sector reported a 4 percent real increase in orders in the first quarter of 2008 compared with the first quarter of 2007. In particular, domestic business, which was up by 12 percent in February, exceeded the Association's expectations. However, the foreign business of the export-oriented sector continued to report growth of 9 percent, despite the appreciation of the euro relative to the dollar. Following the relatively sharp decline in the domestic business compared with foreign business in March, growth at a level of 1 percent was still reported in this area for the first three months of the year. There were a total of 5 percent more orders for the German mechanical engineering industry from abroad during the period January to March 2008. The level and range of order backlog also reports constant growth, which is why the Association regards 2008 production growth of 5 percent compared with the record 2007 year as already secured.

Business Performance

Order intake

The GEA Group raised order intake in its core divisions by 8.4 percent during the first three months to EUR 1,376.7 million (2007: EUR 1,270.3 million). All divisions with high-margin components businesses increased order intake at double-digit percentage rates. Total order intake from the core divisions excluding Thermal Engineering was up by 10 percent compared with the first quarter of the previous year. This was accompanied by a significant improvement in the expected gross margin. Acquired companies achieved an order intake of EUR 63.3 million in the first quarter of 2008.

Order intake (EUR million)	Q1 2008	Q1 2007	Change (absolute)	Change (%)
Energy and Farm Technology	451.8	424.3	27.5	6.5
Process Technology	924.9	845.9	79.0	9.3
Total	**1,376.7**	**1,270.3**	**106.5**	**8.4**
"Other" and Consolidation	67.7	111.1	-43.4	-39.0
GEA Group	**1,444.4**	**1,381.3**	**63.1**	**4.6**

In the Energy and Farm Technology Segment, the Thermal Engineering Division generated an order intake of around EUR 220 million which is slightly above the already very high level achieved in the previous year. The business was characterized by the fact that, although fewer major orders were awarded overall, the division more than compensated for this through higher growth of smaller orders. More major orders are expected to be received again in the second half of the year. Although the Emission Control Division significantly reduced its order intake as a result of the fact that it was no longer accepting turnkey orders, it nevertheless thereby improved its expected margin. The Air Treatment Division, which concentrates on the European market, continued to benefit from the construction economy in the first quarter, particularly in Eastern Europe and Turkey, and achieved a growth of order intake in the low double digits. Global growth in demand for milk resulted in a marked rise in order intake in the Farm Technologies Division. The company Houle & Fils, which was acquired in the second quarter of 2007, contributed to the increase of order intake. Excluding Thermal Engineering, the segment achieved a 12.5 percent increase of order intake.

In the Process Technology Segment, the Process Engineering Division no longer accepted any major bioethanol projects with relatively low depth of value-creation, which will prospectively lead to better margins in the future. Excellent growth was realized in the food and beverages areas, particularly concerning products for processing milk and coffee. Pharma Systems is operating in a difficult market environment since most major pharmaceuticals manufacturers introduced various cost-reduction programs in early 2008. This had an impact on investment decisions in America and Europe. However, the decrease in the Pharma Systems Division reduced the order intake in the core segments only by around one percentage point. The Process Equipment Division reported a high level of order intake in the marine industry, particularly in the heat-exchanger area. Good growth in order intake in the energy sector continues to have a favorable impact on order intake for industrial heat-exchangers. Transformer oil coolers, generator coolers, and coolers for large electrical motors were the main drivers of the business. Continued growth in Asian countries, but also in Brazil and Russia, had a favorable effect on business. The Refrigeration Division reported good growth of order intake, particularly for refrigeration plant for the oil, gas, and chemical industries, as well as in its service business. Besides petrochemicals, the division experiences constant growth in the foodstuffs area. Last year's acquisition of Aerofreeze is also performing very well. Within the Mechanical Separation Division's area of business, particularly the areas of shipbuilding and oil production reported very strong growth. However, orders were also at a high level in the milk processing and beverages industry areas, such as, for example, fruit juice production.

The "Other" Segment is affected by the lower price level for zinc. Although Ruhr-Zink produced almost exactly the same volume as in the previous year's first quarter, the company consequently reported significantly lower order intake in the first quarter of 2008.

Sales

Sales in the core segments were up by around 20 percent (2007: +23 percent). This demonstrates the stable growth of GEA's business. Acquired companies generated EUR 58.5 million of sales in the first quarter.

Sales (EUR million)	Q1 2008	Q1 2007	Change (absolute)	Change (%)
Energy and Farm Technology	363.2	339.2	24.0	7.1
Process Technology	757.4	596.7	160.7	26.9
Total	**1,120.6**	**935.9**	**184.7**	**19.7**
"Other" and Consolidation	69.0	119.7	-50.8	-42.4
GEA Group	**1,189.6**	**1,055.6**	**134.0**	**12.7**

In the Energy and Farm Technology Segment, sales in the Thermal Engineering Division were at the previous year's high level. Major orders seen in 2007 in this division will start to have an impact on sales over the course of the next few years. The Air Treatment Division benefited from the good level of orders in the construction business. The Eastern European region, in particular, is catching up in this respect. The Farm Technology Division reported the highest rate of growth within the segment. Sales growth was significant as a result of an expanded sales network, and the division's excellent market position. Particularly in South America the interest of the customer in high-quality milk production and processing systems is growing.

By contrast, the Process Technology Segment reported a much higher rate of sales growth in the first quarter. High growth rates were registered in almost all industrial, component-based applications. The Process Engineering Division continued to report strong demand for process lines for foodstuffs or milk processing. Demand for these applications is strong as a result of the constant rise in demand from BRIC countries (Brazil, Russia, India, and China), and particularly Brazil in this case. This rising demand reflects the growing purchasing power of such countries. The Pharma Systems Division registered a decline in sales in the first quarter due to the fact that major pharmaceutical companies in Europe and the US are currently cutting back on investments. Within the Process Equipment Division, it was particularly sales in the area of valves, pumps, and homogenizers that were particularly favorably affected. The Mechanical Separation Division reported rising sales with complete process lines. The rising price of oil makes it increasingly profitable for the division's customers to use GEA's highly efficient technology to also develop challenging oil resources.

Within the "Other" Segment, Ruhr-Zink reported significantly lower sales than in the prior year's period. Zinc prices, which have in part fallen sharply since 2007, are the reason for this decline.

Order backlog

The order backlog position as of March 31, 2008 was once again significantly ahead of the comparable prior year figure as a result of the rapid growth of order intake in 2007. It rose by EUR 135.4 million, respectivly 5.0 percent, compared with December 31, 2007 (EUR 2,698.7 million).

Order backlog (EUR million)	03/31/2008	03/31/2007	Change (absolute)	Change (%)
Energy and Farm Technology	1,255.7	1,093.9	161.8	14.8
Process Technology	1,571.6	1,352.5	219.1	16.2
Total	**2,827.3**	**2,446.5**	**380.9**	**15.6**
"Other" and Consolidation	6.7	17.5	-10.7	-61.4
GEA Group	**2,834.1**	**2,463.9**	**370.2**	**15.0**

Results of operations

GEA Group earnings before interest and tax (EBIT) in the first quarter of 2008 significantly outpaced earnings in the same period of the previous year. EBIT in the core segments was increased by 35.1 percent. The EBIT margin in the core segments consequently rose by 83 basis points, from 6.5 percent to 7.4 percent.

(EUR million)	EBIT Q1 2008	EBIT margin (%)	EBIT Q1 2007	EBIT margin (%)	Change in EBIT (absolute)
Energy and Farm Technology	20.1	5.5	17.4	5.1	2.7
Process Technology	62.5	8.3	43.8	7.3	18.8
Total	**82.6**	**7.4**	**61.1**	**6.5**	**21.4**
"Other" and Consolidation	-0.1	-0.1	8.3	6.9	-8.3
Holding	-5.5	-	-5.1	-	-0.4
GEA Group EBIT	**77.1**	**6.5**	**64.3**	**6.1**	**12.8**

In the Energy and Farm Technology Segment, earnings in the Thermal Engineering Division, despite reporting a slight year-on-year rise, were affected by a temporary stagnation in sales growth in the first quarter. Investments made in Qatar and China in 2007 have however already had a positive impact on the division's earnings. Earnings of the Air Treatment Division improved in a gratifying manner now that production problems with central ventilation equipment have been solved to a large extent. In overall terms, all divisions in this segment improved their margins.

Key figures on results of operations (EUR million)	Q1 2008	Q1 2007	Change (absolute)	Change (%)
Sales	1,189.6	1,055.6	134.0	12.7
EBITDA	97.6	81.4	16.2	20.0
EBIT	77.1	64.3	12.8	19.8
Earnings before tax	68.0	51.8	16.2	31.2
Income taxes	-18.5	-20.1	1.7	8.2
Net income from continued operations	49.5	31.6	17.8	56.3
Net income on discontinued operations	-	1.4	-1.4	-100.0
Net income	49.5	33.0	16.5	49.9

The Process Technology Segment reported a significant improvement in performance. Rising incomes in BRIC countries and other regions result in increased general demand for processed foodstuffs and beverages. The Process Engineering Division is excellently positioned in these areas, and is benefiting from its strong market position. By contrast, the Pharma Systems Division anticipates no earnings improvement before the second half of the year due to the restraints in investment volume evident across the entire pharmaceutical sector. Restructuring costs related to the adjustment of capacities have also burdened earnings in this area. Earnings in the Process Equipment Division are extraordinarily pleasing, a situation that is further underpinned by a greater level of activity in the USA and Asia. The Mechanical Separation Division raised EBIT, particularly as a result of stronger service business. The new "BestFit" program, whereby standardized decanters are used in various applications, and which results in shorter delivery times accompanied by better prices, offers interesting growth potential for the division. In this segment too, all divisions improved their margins further, with the exception of the Pharma Systems Division.

The expected tax rate now amounts to 27.2 percent, following 38.9 percent in the previous year. The change of the tax rate results from the 2008 German Corporate Tax Reform among other effects.

Consolidated net income amounted to EUR 49.5 million in the first quarter (2007: EUR 33.0 million). Consolidated net income corresponds to earnings of EUR 0.27 per share in the first quarter of 2008, following EUR 0.18 in the comparable period in the previous year.

Financial position

The net position declined by EUR 115.9 million compared with December 31, 2007. The largest cash payments relate to a higher level of working capital, investment activity, as well as outgoing payments in connection with disposals. Gearing amounts to 3.8 percent.

Summary cash flow statement (EUR million)	Q1 2008	Q1 2007	Change (absolute)	Change (%)
Cash flow from operating activities	-82.0	-118.7	36.6	30.9
Cash flow from investing activities	-38.7	-11.2	-27.5	-246.1
Free cash flow	-120.8	-129.9	9.1	7.0
Cash flow from financing activities	69.4	90.5	-21.1	-23.3
Net position (adjusted)	-54.6	362.4	-416.9	-115.1
Gearing in %	3.8	-28.2	-	-

Net assets

Total assets as of March 31, 2008 have remained virtually unchanged compared with December 31, 2007. Non-current assets were almost unchanged, while current assets reported a slight rise. This increase in current assets basically reflects higher levels of inventories. Trade receivables showed a slight decline. On the equity and liabilities side of the balance sheet, there was a limited degree of transfer of current liabilities into non-current liabilities.

Summary balance sheet (EUR million)	03/31/2008	as % of total assets	12/31/2007	as % of total assets	Change (absolute)	Change (%)
Assets						
Non-current assets	2,352.1	49.4	2,349.0	49.5	3.1	0.1
of which goodwill	1,294.2	27.2	1,299.7	27.4	-5.4	-0.4
of which deferred taxes	357.8	7.5	364.9	7.7	-7.1	-2.0
Current assets	2,395.5	50.3	2,382.3	50.2	13.2	0.6
Assets held for sale	16.7	0.4	16.7	0.4	0.0	-0.1
Total assets	**4,764.2**	**100.0**	**4,748.0**	**100.0**	**16.3**	**0.3**
Equity and liabilities						
Equity	1,435.0	30.1	1,413.7	29.8	21.3	1.5
Non-current liabilities	861.8	18.1	857.3	18.1	4.5	0.5
of which deferred taxes	99.5	2.1	87.2	1.8	12.3	14.1
Current liabilities	2,467.4	51.8	2,477.0	52.2	-9.5	-0.4
Total equity and liabilities	**4,764.2**	**100.0**	**4,748.0**	**100.0**	**16.3**	**0.3**

Employees

The number of employees was 20,128 at the end of the first quarter of 2008 (March 31). This represents an increase of 568 employees compared with December 31, 2007. It reflects both external and organic growth in both segments. The acquisition of NEMA AirFin added 165 employees to the GEA Group. Other changes in the scope of consolidation increased the number of employees by 91. An additional 312 employees were engaged as a result of organic growth (73 of which were in Germany).

Employees (balance sheet date) *	03/31/2008	03/31/2007
Energy and Farm Technology	6,597	5,719
Process Technology	13,097	11,726
Total	**19,694**	**17,445**
Other	434	452
GEA Group	**20,128**	**17,897**

* Full-time equivalents (FTEs), excl. apprentices/trainees and inactive employees

Research and development

Research and development expenses amounted to EUR 18.2 million in the first quarter of 2008, following EUR 17.4 million in the comparable period of the previous year. This is equivalent to 1.5 percent of sales.

Research and development (R&D) costs (EUR million)	Q1 2008	Q1 2007	Change (%)
Customer-funded (reimbursed)	5.6	5.5	1.9
Group-funded (non-reimbursed)	12.6	11.9	6.1
Total R&D costs	**18.2**	**17.4**	**4.8**
R&D ratio (% of sales)	**1.5**	**1.6**	-

Risk position

The Groups risk profile has improved significantly as a result of the sale of the Plant Engineering business, although some risks have remained with the GEA Group, which may result in further charges.

Mechanical engineering continued to report good growth during 2008. The level of order intake ensured that the segments were fully employed.

There has been no significant change in the overall assessment of ongoing litigation during the reporting period compared with what was presented in the "Report on opportunities and risks" in the 2007 annual report. In the Polyamid 2000 AG case, the Higher Regional Court of Frankfurt am Main rejected the appointment of the insolvency administrator in its decision of April 18, 2008, and an appeal was not permitted.

All in all, from today's viewpoint, there are no risks that might jeopardize the GEA Group as an ongoing concern. Sufficient provisions according to relevant regulations have been formed for identified risks. No new information was available as of March 31, 2008 compared with the 2007 annual report.

Events after the balance sheet date

At its meeting on April 23, 2008, the Supervisory Board of GEA Group Aktiengesellschaft appointed Dr. Helmut Schmale, 51, as a member of the Executive Board of GEA Group Aktiengesellschaft with effect as of April 1, 2009. He is President of GEA's Thermal Engineering Division. Dr. Helmut Schmale will take over as CFO after the Annual General Meeting on April 22, 2009. Dr. Schmale is the successor of Hartmut Eberlein, who wishes to devote more time to his private life in the future. On March 11, 2008, the Supervisory Board consequently extended Mr Eberlein's Executive Board mandate, which was set to expire at the end of 2008, until the end of the ordinary Annual General Meeting to be held on April 22, 2009. Dr. Helmut Schmale has been employed at GEA since early 1993. He has since held various management positions, and moved to join the divisional management of the Energy Technology area (now known as the Thermal Engineering Division) in October 1997, where he was active as CFO. Dr. Schmale has been divisional president and CEO of GEA's Thermal Engineering Division since April 2004.

The Annual General Meeting on April 23, 2008 gave its approval to the proposal of the supervisory and executive boards to distribute a dividend of EUR 0.20 per dividend-entitled ordinary share for the 2007 financial year just passed.

The Process Equipment Division was further strengthened by the acquisition of the Dutch company Bloksma B.V., Almere. Bloksma produces intercoolers for large marine engines, oil coolers for industrial applications, double-pipe coolers for various industrial processes, and for marine engines. The company has a workforce of around 160 employees. Sales in 2007 were over EUR 30 million. The transaction will be completed following the approval of the relevant anti-trust authorities.

Outlook

Economy

According to the joint forecasts issued by the leading economic research institutes in spring 2008, the global economy will experience a temporary slowdown during the forecast period 2008 and 2009 due to significant negative factors. However, the institutes believe loss of growth will be limited. They do not anticipate a marked recession in the USA, which means they are also not expecting significant setbacks in the global economy. There are no indications of recession in the Eurozone. However, growth in the Eurozone economy will be less than its long-term trend rate. According to the spring 2008 forecast, the growth of the real global Gross Domestic Product of prospectively 2.7 percent this year will be somewhat less than in previous years (3.6 percent in 2007). Growth of 2.9 percent is anticipated for 2009.

The German Engineering Federation (VDMA) continues to see no sign of a slowdown in the mechanical engineering sector. Following excellent growth in 2007, the Association continues to expect production growth of 5 percent for 2008. Domestic demand remains strong, and, despite the strength of the euro, and the related burden placed on exports to the US, export business is very robust. These negative factors are nevertheless more than offset by stronger export demand from China and India, the Middle East, and Russia.

The most important sales markets of the GEA Group will continue to grow at annual rates of 7 to 8 percent. The foodstuffs and beverages industries, pharmaceuticals, the energy sector, as well as chemicals and petrochemicals will be largely driven by global population growth and rising household incomes, particularly in emerging economies. Advancing globalization is resulting in a decline in global poverty, as well as a significant expansion of the middle class. The associated rise in demand for processed foods, pharmaceuticals, and energy, leads to growing demand for the process technology offered by the GEA Group.

Business outlook

We expect sales to grow in all divisions of the Energy and Farm Technology Segment. The envisaged completion of the high level of orders in the order backlog, particularly in the Thermal Engineering Division, is a key factor behind this growth. We are also assuming strong sales growth in the Process Technology Segment.

While the Executive Board of the GEA Group is expecting an economic slowdown, particularly in North America, it is not anticipating global recession. To this extent, an increase of 5 to 10 percent of order intake for 2008 continues to be expected, reflecting the fact that GEA's portfolio of businesses enjoys a large degree of independence from the business cycle. We are assuming sales growth of around 10 percent before acquisitions, due to the high level of order backlog. Operating earnings in the core segments will continue to grow faster than sales, consequently allowing for a 70 to 80 basis point improvement in the EBIT margin. It is expected that the overall positive growth will continue in 2009. Given continued sales growth of 5 to 10 percent, the Executive Board anticipates an EBIT margin of over 10 percent for the core segments by 2009.

As part of the medium-term financial planning, the Executive Board expects net debt (excluding pension provisions) to amount to around 40 to 50 percent of consolidated equity, given an adjusted investment ratio equivalent to 3 percent of sales, continued acquisition activity, or, potentially, share repurchases, and an increase in the dividend.

This business outlook is confirmed due to the company's successful start in the 2008 financial year, as well as acquisitions that have already been realized.

Bochum, May 8, 2008

GEA Group Aktiengesellschaft

The Executive Board

Financial Statements for the 1st Quarter of 2008

Consolidated Balance Sheet
at March 31, 2008

Assets (EUR thousand)	03/31/2008	12/31/2007	Change (%)
Property, plant and equipment	492,556	486,037	1.3
Investment property	43,956	44,666	-1.6
Goodwill	1,294,230	1,299,650	-0.4
Other intangible assets	95,114	95,869	-0.8
Investments in enterprises reported at equity	13,633	14,585	-6.5
Other non-current financial assets	54,798	43,237	26.7
Deferred taxes	357,773	364,910	-2.0
Non-current assets	**2,352,060**	**2,348,954**	**0.1**
Inventories	739,309	674,691	9.6
Trade receivables	1,216,757	1,241,541	-2.0
Income tax receivables	20,946	11,186	87.3
Other current financial assets	191,236	175,706	8.8
Cash and cash equivalents	227,231	279,162	-18.6
Current assets	**2,395,479**	**2,382,286**	**0.6**
Assets held for sale	**16,703**	**16,713**	**-0.1**
Total assets	**4,764,242**	**4,747,953**	**0.3**

Equity and liabilities (EUR thousand)	03/31/2008	12/31/2007	Change (%)
Issued capital	496,890	496,890	-
Additional paid-in capital	1,079,610	1,079,610	-
Retained earnings	-81,162	-130,398	37.8
Accumulated other comprehensive loss/income	-62,852	-35,932	-74.9
Minority interest	2,489	3,508	-29.0
Equity	**1,434,975**	**1,413,678**	**1.5**
Non-current provisions	226,415	231,568	-2.2
Non-current obligations to employees	510,180	513,370	-0.6
Non-current financial liabilities	18,445	20,874	-11.6
Other non-current liabilities	7,263	4,284	69.5
Deferred taxes	99,544	87,219	14.1
Non-current liabilities	**861,847**	**857,315**	**0.5**
Current provisions	563,562	606,770	-7.1
Current obligations to employees	165,641	168,006	-1.4
Current financial liabilities	298,312	223,388	33.5
Trade payables	627,328	763,015	-17.8
Income tax liabilities	56,434	54,653	3.3
Other current liabilities	756,143	661,128	14.4
Current liabilities	**2,467,420**	**2,476,960**	**-0.4**
Total equity and liabilities	**4,764,242**	**4,747,953**	**0.3**

Consolidated Income Statement
January 1 - March 31, 2008

(EUR thousand)	Q1 2008	Q1 2007	Change (%)
Sales	1,189,604	1,055,617	12.7
Cost of sales	-872,472	-784,760	-11.2
Gross profit	**317,132**	**270,857**	**17.1**
Selling expenses	-113,535	-104,769	-8.4
Administrative expenses	-116,045	-98,540	-17.8
Other income	31,938	15,800	102.1
Other expenses	-42,631	-19,097	-123.2
Net income on enterprises reported at equity	194	41	373.2
Earnings before interest and tax (EBIT)	**77,053**	**64,292**	**19.8**
Interest and similar income	4,583	2,934	56.2
Interest expense and similar charges	-13,681	-15,438	11.4
Earnings before tax on continued operations	**67,955**	**51,788**	**31.2**
Income taxes	-18,484	-20,146	8.2
of which current taxes	-10,037	-8,868	-13.2
of which deferred taxes	-8,447	-11,278	25.1
Net income on continued operations	**49,471**	**31,642**	**56.3**
Net income on discontinued operations	**-**	**1,362**	**-100.0**
Net income	**49,471**	**33,004**	**49.9**
of which minority interest	235	-12	> 1,000
of which attributable to shareholders of GEA Group Aktiengesellschaft	49,236	33,016	49.1

(EUR)			
Basic earnings per share	**0.27**	**0.18**	**52.3**
of which on continued operations	0.27	0.17	58.9
of which on discontinued operations	-	0.01	-100.0
Weighted average number of shares outstanding (million)	**184.0**	**187.9**	**-2.1**

Consolidated Cash Flow Statement

January 1 - March 31, 2008

(EUR thousand)	Q1 2008	Q1 2007
Net income	49,471	33,004
Plus income taxes	18,484	20,146
Plus net income on discontinued operations	-	-1,362
Earnings before tax on continued operations	67,955	51,788
Net interest expense	9, 098	12,504
Earnings before interest and tax (EBIT)	**77,053**	**64,292**
Depreciation, amortization, impairment and reversal of impairment on non-current assets	20,552	17,087
Other non-cash income and expenses	1,278	-41
Obligations to employees	-8,380	-6,244
Change in provisions	-51,079	6,065
Gains/losses on disposal of non-current assets	-77	-178
Change in inventories, including unbilled PoC receivables [1]	-22,984	-3,290
Change in trade receivables	53,675	7,756
Change in trade payables	-137,697	-128,637
Change in other operating assets and liabilities	3,017	-32,281
Tax payments	-17,406	-10,315
Net cash flow from operating activities of discontinued operations	-	-32,880
Cash flow from operating activities	**-82,048**	**-118,666**
Proceeds from disposal of non-current assets	2,138	2,662
Cash payments for the purchase of property, plant and equipment and intangible assets	-26,464	-14,934
Cash payments for the purchase of non-current financial assets	-9,298	-765
Interest and dividend income	1,872	1,726
Cash payments for acquisitions	-6,979	-
Net cash flow from investing activity relating to discontinued operations	-	119
Cash flow from investing activities	**-38,731**	**-11,192**
Change in finance lease liabilities	-434	-376
Cash receipts from finance facilities	74,423	295,494
Interest payments	-4,605	-7,407
Net cash flow from financing activities of discontinued operations	-	-197,233
Cash flow from financing activities	**69,384**	**90,478**
Exchange-rate-related and other changes in cash and cash equivalents	-7,133	-7,756
Change in unrestricted cash and cash equivalents	**-58,528**	**-47,136**
Unrestricted cash and cash equivalents at beginning of the year	272,717	252,240
Unrestricted cash and cash equivalents at end of the year	**214,189**	**205,104**
Restricted cash and cash equivalents	13,042	2,970
Cash and cash equivalents reported on the face of the balance sheet	**227,231**	**208,074**

1) Including prepayments received

Consolidated Statement of Changes in Equity
at March 31, 2008

(EUR thousand)	Issued capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/loss	Treasury shares	Minority interest	Total
Balance at 12/31/2006 (187,945,616 shares)	**496,890**	**1,077,076**	**-249,149**	**327**	**-65,263**	**1,582**	**1,261,463**
Net income			283,513				**283,513**
Minority interest			-1,113			1,113	**-**
Accumulated other comprehensive income/loss				-36,259		-30	**-36,289**
Total income and expense for the year							**247,224**
of which minority interest							**1,083**
of which attributable to shareholders of GEA Group AG							**246,141**
Withdrawal of treasury shares			-163,650		63,331		**-100,319**
Sales of treasury shares		2,534			1,932		**4,466**
Change in other minority interest						843	**843**
Balance at 12/31/2007 (183,982,845 shares)	**496,890**	**1,079,610**	**-130,398**	**-35,932**	**-**	**3,508**	**1,413,678**
Net income			49,471				**49,471**
Minority interest			-235			235	**-**
Accumulated other comprehensive income/loss				-26,920		-20	**-26,940**
Total income and expense for the year							**22,531**
of which minority interest							**215**
of which attributable to shareholders of GEA Group AG							**22,316**
Change in other minority interest						-1,234	**-1,234**
Balance at 03/31/2008 (183.982.845 shares)	**496,890**	**1,079,610**	**-81,162**	**-62,852**	**-**	**2,489**	**1,434,975**

Accumulated other comprehensive income/loss (EUR thousand)	Cumulative translation adjustment	Available-for-sale securities	Hedge accounting	Total
Balance at 12/31/2006	**-5,657**	**205**	**5,779**	**327**
Accumulated other comprehensive income/loss	-36,139	-178	58	-36,259
Balance at 12/31/2007	**-41,796**	**27**	**5,837**	-35,932
Accumulated other comprehensive income/loss	-33,189	1	6,268	-26,920
Balance at 03/31/2008	**-74,985**	**28**	**12,105**	**-62,852**

Notes to the Consolidated Financial Statements

1 Reporting principles

These interim consolidated financial statements of GEA Group Aktiengesellschaft, and the interim single-entity financial statements of the subsidiaries included in the consolidated financial statements, have been prepared in accordance with International Financial Reporting Standards (IFRS), the relevant interpretations of the International Accounting Standards Board (IASB), and Regulation No. 2002/ of the European Parliament and Council regarding the application of International Accounting Standards to interim financial reporting in the EU. This interim report does not contain all information and notes that IFRS stipulates as requisite for year-end consolidated financial statements.

These consolidated first-quarter financial statements and Group management report have been neither audited in accordance with § 317 of the German Commercial Code (HGB) nor submitted for review by a certified public auditor.

The accounting principles applied in these interim financial statements are the same as those applied as of December 31, 2007, and are described in detail on pages 71 to 85 of the GEA Group annual report.

The GEA Group is applying IFRS 8 "Operating Segments" voluntarily for the first time for the 2008 financial year, in accordance with regulations concerning first-time application. IFRS 8 stipulates the financial information that a company is required to provide concerning its operating segments. IFRS 8 replaces IAS 14 "Segment Reporting", and follows the so-called management approach in terms of segmental demarcation and reporting. This means that segmental information is now disclosed on the basis of internal reporting.

Besides this, no new IFRS accounting regulations were applied for the first time in the interim reporting period just passed.

In January 2008, the IASB published amendments to IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements". The main amendments are as follows:

- the requirement to measure acquired assets, liabilities, and equity uniformly at fair value
- the recognition of transaction costs through the income statement
- the option to allocate goodwill proportionally to minority interests, as well as
- the recognition of changes in shareholdings without impact on the income statement once control has been achieved

These regulations are to be applied prospectively for financial years starting on or after July 1, 2009. Early, voluntary application is possible. The GEA Group currently assumes that the application of the amended versions will have no significant impact on the presentation of its financial statements.

These interim financial statements convey a true and fair view of the company's net assets, financial position, and results of operations.

The preparation of these interim financial statements requires estimates and assumptions to be made that have an impact on the company's assets, liabilities, provisions, deferred tax assets and liabilities, and income and expenses. Although such estimates and assumptions are made carefully and in good faith, it cannot be excluded that the actual amounts that arise may differ from estimates used in these interim financial statements.

Factors that may cause these amounts to differ from the projections include a deterioration in the global economy, movements in exchange rates and interest rates, significant litigation, and changes in environmental or other legislation. Production errors, the loss of key customers, as well as a change in the company's financing, may also negatively impact the Group's future success.

These interim financial statements have been prepared in euros. All amounts, including the figures for the comparable previous period, are presented in thousands of euros (K EUR) unless stated otherwise. All amounts have been rounded. Differences between the sum of individual values and the total value could consequently be in the order of EUR 1,000.

2 Scope of consolidation

Besides seven subsidiaries that were previously not consolidated, the business of NEMA AirFin GmbH, Netzschkau, which was acquired by the Thermal Engineering Division, was consolidated the first time in the first quarter. Acquisition costs totaled K EUR 5,000. A preliminary purchase price allocation gives rise to an addition to goodwill of K EUR 318.

Three companies were merged with other companies, and one company was deconsolidated. The scope of consolidation as of March 31, 2008 has consequently expanded by four companies compared with December 31, 2007.

3 Discontinued operations

Operations discontinued in previous periods had no impact on consolidated net income in the first quarter of 2008.

The result from discontinued operations in the previous year is composed of the current income from the divisions Lurgi and Lentjes, that were sold in 2007.

4 Taxes

Tax reported during the interim reporting period was estimated using an expected tax rate of 27.2 percent (2007: 38.9 percent).

5 Segment reporting

The Group has been split according to Executive Board level areas of responsibility since January 1, 2008:

- Energy and Farm Technology
- Process Technology
- Other

The Group is broken down into sub-areas, which the executive and supervisory boards regularly use to assess profitability, and which are used as the basis for decision-making.

A detailed description of business operations, as well as the products and services offered by the individual operating segments, can be found on pages 47 and 48 of the 2007 annual report (IFRS consolidated financial statements) of the GEA Group.

Segmental assets and earnings for the first quarter are as follows:

Segment information (EUR million)	Energy and Farm Technology	Process Technology	Other	Consolidation	Total
Q1 2008					
Sales	362.6	755.6	71.4	-	**1,189.6**
Intersegment sales	0.6	1.8	-	-2.4	-
Total sales	363.2	757.4	71.4	-2.4	**1,189.6**
EBIT	20.1	62.5	-5.5	-	**77.1**
Segment earnings before tax (EBT)	18.3	59.5	-9.9	-	**68.0**
Segment assets	1,494.3	3,170.7	1,923.8	-1,824.6	**4,764.2**
Q1 2007					
Sales	337.6	591.8	126.2	-	**1,055.6**
Intersegment sales	1.5	4.9	3.8	-10.2	-
Total sales	339.2	596.7	130.0	-10.2	**1,055.6**
EBIT	17.4	43.8	3.1	-	**64.3**
Segment earnings before tax (EBT)	15.8	42.9	-6.9	-	**51.8**
Segment assets	1,463.6	2,734.8	2,965.4	-1,941.1	**5,222.7**

The accounting principles used to the recognition and measurement of segmental assets are the same as those applying for the Group, and are described in the accounting principles section of the 2007 annual report. The benchmark of profitability for both the Group and its segments is EBIT (earnings before interest and tax) and EBT (earnings before tax), as presented in the income statement.

Intersegment sales are based on market prices.

6 Events following the end of the interim reporting period

The Process Equipment Division was further strengthened by the acquisition of the Dutch company Bloksma B.V., Almere. Bloksma produces intercoolers for large marine engines, oil coolers for industrial applications, double-pipe coolers for various industrial processes, and for marine engines. The company has a workforce of around 160 employees. Sales in 2007 were over EUR 30 million. The transaction will be completed following the approval of the relevant anti-trust authorities.

Financial Calendar

July 31, 2008	Interim Report for the period to June 30, 2008
October 31, 2008	Interim Report for the period to September 30, 2008

GEA Group's shares: key data

SIN	660 200
ISIN	DE0006602006
Reuters code	G1AG.DE
Bloomberg code	G1A.GR
Xetra	G1A.DE

GEA Group Aktiengesellschaft
Dorstener Str. 484
44809 Bochum
Germany
www.geagroup.com

Corporate Communications
Tel. +49 (0) 234 980-1081
Fax +49 (0) 234 980-1087
Email kommunikation@geagroup.com

Investor Relations
Tel. [illegible] 980-1490
Fax [illegible]
Email [illegible]@geagroup.com

GEA Group

Interim Report for the 3rd Quarter of 2007

January 1 to September 30, 2007

Q3

Key Figures for the GEA Group (IFRS)

(EUR million)	Q3 2007	Q3 2006	Change %	Q1-Q3 2007	Q1-Q3 2006	Change %
Results of operations						
New orders	1,276.1	1,235.4	3.3	3,923.7	3,500.7	12.1
Sales	1,351.8	1,077.4	25.5	3,660.6	2,947.5	24.2
thereof outside Germany	1,027.1	849.4	20.9	2,865.0	2,295.0	24.8
thereof in Germany	324.7	228.0	42.4	795.6	652.5	21.9
Order book	2,440.4	1,997.7	22.2	2,440.4	1,997.7	22.2
EBITDA	127.6	91.5	39.5	322.9	226.8	42.3
EBIT	107.7	74.5	44.5	267.6	179.5	49.1
% of sales	8.0	6.9	-	7.3	6.1	-
Earnings before tax on continuing operations	92.6	63.8	45.1	225.8	148.4	52.1
% of sales	6.8	5.9	-	6.2	5.0	-
Net income on continuing operations	3.6	39.0	-90.8	96.6	90.7	6.5
Net income/loss on discontinued operations	180.7	-181.4	199.6	149.0	-237.1	162.8
Net income/loss	184.3	-142.4	229.4	245.5	-146.5	267.6
Net assets						
Total assets	4,919.0	5,304.0	-7.3	4,919.0	5,304.0	-7.3
Equity	1,476.4	1,408.0	4.9	1,476.4	1,408.0	4.9
% of total assets	30.0	26.5	-	30.0	26.5	-
Net position (adjusted) [1/2]	109.0	277.4	-60.7	109.0	277.4	-60.7
Gearing (%) [1/3]	-7.4	-19.7	-	-7.4	-19.7	-
Financial position						
Cash flow from operating activities	81.5	77.6	5.1	-52.1	-31.3	-66.7
Free cash flow [4]	140.2	66.5	111.0	-111.1	-81.0	-37.1
Investment (at balance sheet date) [5]	2,692.2	2,399.2	12.2	2,692.2	2,399.2	12.2
ROCE (%) [6]	4.0	3.1	-	9.9	7.5	-
Capital expenditure incl. finance leases	37.2	23.0	61.6	188.6	67.3	180.2
Employees [7]						
Employees at balance sheet date	19,230	16,584	16.0	19,230	16,584	16.0
thereof in Germany	6,677	6,344	5.2	6,677	6,344	5.2
thereof outside Germany	12,553	10,240	22.6	12,553	10,240	22.6
GEA Group's shares						
Share price at balance sheet date (EUR)	24.67	14.22	73.5	24.67	14.22	73.5
Basic earnings per share (EUR)	0.98	-0.76	229.1	1.30	-0.78	267.4
thereof on continuing operations	0.02	0.21	-92.4	0.51	0.48	5.7
thereof on discontinued operations	0.96	-0.97	199.6	0.79	-1.26	162.8
Weighted average number of shares outstanding (million)	187.8	187.9	-0.1	187.9	187.9	-

1) Including Plant Engineering

2) Net position = cash + securities – bank debt

3) Gearing = net position / equity

4) Free cash flow = cash flow from operating activities + cash flow from investing activities

5) Investment = non-current assets + current assets – trade payables – other liabilities – advances received – cash

6) ROCE = EBIT / investment

7) Full-time equivalents (FTEs), excl. trainees

GEA Group's Shares

In the first nine months of 2007, the GEA Group's share price (Xetra closing price) hit a year-to-date high of EUR 26.66 on July 6 before retreating to EUR 20.86 on August 16 in the wake of a general market correction. The GEA Group's share price then staged a stronger rally than the MDAX to close at EUR 24.67 on September 28. It subsequently hit a new year-to-date high of EUR 28.10 on October 25.

Performance of GEA Group's share price against the MDAX


MDAX
GEA Group
170 %
160 %
150 %
140 %
130 %
120 %
110 %
100 %
90 %
80 %
Jan
Feb
Mar
Apr
May
June
July
Aug
Sep
Oct

Based on the closing price and the total number of 188.1 million shares, the GEA Group's market capitalization came to approximately EUR 4.6 billion at the end of the third quarter of 2007 after it had amounted to only around EUR 2.8 billion on September 30, 2006. Deutsche Börse AG, which only takes account of the free float (82 percent) when calculating its indices, determined a market capitalization of EUR 3.7 billion at the end of the third quarter. This put the GEA Group in 38th place out of all publicly traded German corporations in terms of capitalization (38th at the end of June 2007). In terms of trading volumes too the company was in 38th place at the end of September 2007, having been 41st at the end of June 2007.

The average daily trading volume in the first nine months of 2007 was 1.6 million shares, which was 38 percent above the average of 1.2 million traded in the same period of last year. The vast majority of this trading volume was settled through the Xetra electronic trading system.

The company held approximately 6.42 million of its own shares as at June 30, 2007. All but 190,000 of these shares were retired on July 31, 2007. On September 18 the company launched a program to buy back its own shares in order to retire them. 452,999 shares were repurchased in the third quarter, bringing the total number of shares outstanding at the end of September 2007 to approximately 187.5 million.

The GEA Group's participation in nine roadshows, 300 one-on-one meetings and 14 capital markets conferences represents a marked overall increase on 2006. It is evidence of the heightened interest shown by the capital markets and underlines the intensive nature of the GEA Group's IR activities.

Shares and options held by directors and employees

No options are held by either directors of the company or employees of the Group.

In 2006 the company launched a new long-term remuneration program for executives of the first and second management levels. To receive their allocation, executives must use their own money to buy a certain number of GEA Group shares and then hold them throughout the three-year term of the program. At the end of the program – initially June 30, 2009 – the performance of GEA Group shares is compared with the performance of MDAX stocks. Executives only receive a payout from the program if the performance of the GEA Group's share price at the end of the term at least matches the average performance of stocks in the MDAX.

GEA Group's shares: key performance indicators	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006
Shares in issue at September 30 (million)	188.1	194.4	188.1	194.4
Number of shares at September 30 (million)	187.5	187.9	187.5	187.9
Average number of shares (million)	187.8	187.9	187.9	187.9
Share price at September 30[1] (EUR)	24.67	14.22	24.67	14.22
Highest share price (EUR)	26.66	14.31	26.66	16.08
Lowest share price (EUR)	20.86	11.41	16.23	10.97
Market capitalization at September 30[1] (EUR billion)[2]	4.6	2.8	4.6	2.8
Basic earnings per share (EUR)	0.98	-0.76	1.30	-0.78
thereof on discontinued operations	0.96	-0.97	0.79	-1.26

1) Or on the last trading day of the reporting period
2) Based on number of shares in issue

Prices: Xetra closing prices

Management Report

Reallocation of Responsibilities on the Executive Board of GEA Group Aktiengesellschaft

As announced, Klaus Moll and Peter Schenk stepped down from the Executive Board in the third quarter of 2007. Niels Graugaard was appointed to the Executive Board on a three-year contract with effect from August 1, 2007. He will have operational responsibility for the Refrigeration, Process Equipment, Mechanical Separation and Process Engineering divisions. The Air Treatment, Dairy Farm Systems, Energy Technology and Gas Cleaning divisions will report to the CEO Jürg Oleas. Hartmut Eberlein will retain responsibility for the "Other" segment in addition to his role as Chief Financial Officer.

Sale of Lurgi Approved by the Regulator

After the relevant antitrust authorities in Brussels and the United States had approved the sale of Lurgi to the Air Liquide Group, Paris, France, the disposal was completed on July 20, 2007.

Economic Environment

Global economic growth remains strong. According to the autumn report published by Germany's leading economic research institutes, what was already a very strong expansion in the emerging markets – especially in Asia and, above all, China – accelerated during 2007. By contrast, the report notes that output in the industrialized nations has been growing at only a modest rate for some time. In the euro zone and Japan, where real gross domestic product (GDP) had achieved strong growth until earlier this year, the underlying economic trends weakened. The report concludes that the German economy is booming despite slower consumer spending, the strong euro and high oil prices. The turmoil in the financial markets triggered by the subprime mortgage crisis in the US caused the ECB to cancel an interest rate hike that had been announced and persuaded the Federal Reserve to cut its key lending rate.

The German Engineering Federation (VDMA) is predicting that sales in the euro-zone engineering sector will rise by 6 percent in real terms in 2007 on the back of brisk demand for capital goods. It is also expecting global equipment sales to increase by over 5 percent year-on-year in real terms in 2007. In October, Germany's engineering firms revised their forecasts for 2007 upward for the second time this year and now expect to increase their output by 11 percent.

Business Performance

New orders

In the third quarter of 2007 the GEA Group slightly increased its volume of new orders by 3.3 percent compared with the strong corresponding quarter of 2006 to EUR 1.276 billion (2006: EUR 1.235 billion). New orders won in the first three quarters of 2007 totaled EUR 3.924 billion, a year-on-year rise of 12.1 percent (2006: EUR 3.501 billion). Newly acquired companies contributed EUR 133.7 million to this growth in new orders in the first three quarters.

The Customized Systems segment reported an encouraging increase. The Air Treatment division benefited from a general recovery in the western European commercial construction sector. Both of the companies acquired in 2006 – Turkey's Isisan and Denco of the UK – performed extremely well within this division. Conditions in the industrial refrigeration market remained benign in the third quarter of 2007. The Refrigeration division increased its volume of new orders in comparison with both the third quarter and the first three quarters of 2006, principally as a result of buoyant demand from key markets such as the food and chemical industries. This division also benefited from growing replacement investment in state-of-the-art refrigeration plant and equipment, also driven by greater global awareness of environmental issues as a result of climate change.

In the Process Equipment segment, the Process Equipment division generated strong growth, especially in heat exchangers and homogenizers. Significant capital spending in the dairy industry and in the petrochemical industry as a result of persistently high oil prices, brisk activity in the shipbuilding sector and buoyant demand for heat exchangers for applications in the secondary energy market, such as transformer stations, is driving business in this division, which is a leading equipment supplier to the process engineering sectors. Production of plate heat exchangers started at the division's new state-of-the-art plant in York, United States, in the third quarter. Persistently strong demand led to a slight increase in the volume of new orders received by the Mechanical Separation division. Growth stimulus came mainly from the pharmaceuticals, chemicals, sewage treatment and shipbuilding markets. The volume of business in the Dairy Farm Systems division grew significantly year on year, primarily due to the contribution of the newly acquired J. Houle & Fils. Demand from central, eastern and southeastern Europe – especially Russia - was encouraging.

In the Process Engineering segment, the record level of construction and erection activity and the consequent shortage of resources available for other potential projects continued to be reflected in the more subdued performance of new orders in the Energy Technology division. The division only partly managed to compensate for this by winning a larger number of small-ticket orders. The Process Engineering division significantly increased the volume of new orders it won in the first nine months, largely on the back of its performance in the first half of the year. The level of new orders remained high in the third quarter. Demand from Asia and eastern Europe – particularly in the dairy and brewing industries – remained buoyant.

New orders (EUR million)	Q3 2007	Q3 2006	Change %	Q1-Q3 2007	Q1-Q3 2006	Change %
Customized Systems	253.0	222.7	13.6	776.1	656.2	18.3
Process Equipment	443.7	382.9	15.9	1,254.5	1,071.0	17.1
Process Engineering	492.8	530.4	-7.1	1,601.4	1,509.9	6.1
Total	**1,189.5**	**1,135.9**	**4.7**	**3,632.0**	**3,237.0**	**12.2**
Eliminated and "Other"	86.5	99.5	-13.0	291.7	263.7	10.7
GEA Group	**1,276.1**	**1,235.4**	**3.3**	**3,923.7**	**3,500.7**	**12.1**

Although the volume of new orders received by the Gas Cleaning division in the third quarter fell marginally year on year, it increased slightly in the first nine months.

Sales

The GEA Group's sales for the third quarter of 2007 grew by 25.5 percent year on year to EUR 1.352 billion (2006: EUR 1.077 billion) on the back of its well-stocked order books and consistently strong market demand. Sales for the first three quarters grew by 24.2 percent from EUR 2.948 billion in 2006 to EUR 3.661 billion in 2007. New acquisitions generated sales of EUR 146.7 million in the first nine months of the year.

Sales (EUR million)	Q3 2007	Q3 2006	Change %	Q1-Q3 2007	Q1-Q3 2006	Change %
Customized Systems	253.2	199.3	27.1	709.9	565.2	25.6
Process Equipment	403.5	342.9	17.7	1,099.5	953.1	15.4
Process Engineering	603.2	438.0	37.7	1,533.7	1,174.5	30.6
Total	**1,259.9**	**980.1**	**28.5**	**3,343.0**	**2,692.8**	**24.1**
Eliminated and "Other"	91.9	97.3	-5.5	317.5	254.7	24.7
GEA Group	**1,351.8**	**1,077.4**	**25.5**	**3,660.6**	**2,947.5**	**24.2**

The Customized Systems segment raised its sales in the third quarter by 27.1 percent to EUR 253.2 million (2006: EUR 199.3 million). By integrating Denco, the Air Treatment division increased its sales compared with the third quarter of 2006, and the Refrigeration division's sales also rose significantly. In the first nine months the segment's sales rose by 25.6 percent

from EUR 565.2 million to EUR 709.9 million. Third-quarter sales in the Process Equipment segment advanced by a further 17.7 percent from an already high level to EUR 403.5 million (2006: EUR 342.9 million). The Process Equipment division is the segment's biggest growth driver. The segment's sales for the first three quarters increased by 15.4 percent from EUR 953.1 million to EUR 1.100 billion. The Process Engineering segment raised its sales by 37.7 percent to EUR 603.2 million (2006: EUR 438.0 million). This effect is due to its acquisitions and well-stocked order book. In the first nine months the segment's sales rose by 30.6 percent from EUR 1.175 billion to EUR 1.534 billion.

The Gas Cleaning division achieved strong sales growth in the first nine months.

Order book

The GEA Group's order book as at September 30, 2007 amounted to EUR 2.440 billion, a 22.2 percent increase on the same date in 2006 (EUR 1.998 billion). This was an improvement of EUR 355.2 million, or 17.0 percent, on December 31, 2006 (EUR 2.085 billion).

Order book (EUR million)	09/30/2007	09/30/2006	Change %
Customized Systems	297.4	258.7	15.0
Process Equipment	538.3	428.3	25.7
Process Engineering	1,547.7	1,272.7	21.6
Total	**2,383.4**	**1,959.7**	**21.6**
Eliminated and "Other"	57.0	38.0	50.0
GEA Group	**2,440.4**	**1,997.7**	**22.2**

Discontinued operations

GEA Group AG completed the sale of Lurgi to the French-based Air Liquide Group with effect from July 20, 2007 after the final outstanding approval had been issued by the US antitrust authorities on July 12.

The antitrust authorities are still studying the Lentjes deal. Because of the complex market structures involved, the Brussels-based antitrust regulator responsible has not yet concluded its analysis. As things stand, we believe it is fairly likely that this deal will be approved by the end of the fourth quarter.

The net income on discontinued operations for the first three quarters (EUR 149.0 million) comprises the income contributed by Lurgi (EUR 207.3 million) and losses incurred by Lentjes (EUR 139.1 million), EUR 38.0 million of which is attributable to the third quarter. This item also includes income of EUR 80.7 million that stems mainly from reductions in provisions in the second quarter.

Results of operations

The GEA Group's earnings before interest and tax (EBIT) for the third quarter of 2007 came to EUR 107.7 million, an increase of 44.5 percent on the third quarter of 2006 (EUR 74.5 million). All core segments, the Gas Cleaning division and Ruhr-Zink contributed to this rise. The EBIT margin rose from 6.9 percent to 8.0 percent. In the first nine months of 2007 the GEA Group's EBIT advanced by 49.1 percent from EUR 179.5 million to EUR 267.6 million. The EBIT margin for the first three quarters widened from 6.1 percent in 2006 to 7.3 percent in 2007.

Key figures on results of operations (EUR million)	Q3 2007	Q3 2006	Change %	Q1-Q3 2007	Q1-Q3 2006	Change %
Sales	1,351.8	1,077.4	25.5	3,660.6	2,947.5	24.2
EBITDA	127.6	91.5	39.5	322.9	226.8	42.3
EBIT	107.7	74.5	44.5	267.6	179.5	49.1
Earnings before tax on continuing operations	92.6	63.8	45.1	225.8	148.4	52.1
Income taxes	-89.0	-24.8	-258.5	-129.2	-57.7	-123.8
Net income on continuing operations	3.6	39.0	-90.8	96.6	90.7	6.5
Net income/loss on discontinued operations	180.7	-181.4	199.6	149.0	-237.1	162.8
Net income/loss	184.3	-142.4	229.4	245.5	-146.5	267.6

The Customized Systems, Process Equipment and Process Engineering core segments increased their EBIT (up by 37.9 percent from EUR 76.9 million to EUR 106.0 million) and their EBIT margin (from 7.8 percent to 8.4 percent) in the third quarter of 2007. In the first nine months of 2007, EBIT grew by 41.6 percent year on year to EUR 262.2 million (2006: EUR 185.2 million), and the EBIT margin improved from 6.9 percent to 7.8 percent.

At the end of the third quarter of 2007, all of the Group's segments had achieved year-on-year increases in their EBIT margins for both the third quarter and the first nine months. The largest third-quarter margin growth was achieved by the Customized Systems segment, which widened its EBIT margin by 140 basis points to 8.7 percent. This was mainly because the problem of start-up costs for new products in the Air Treatment division had been resolved. The segment increased its EBIT margin for the first three quarters by 100 basis points to 6.9 percent. The highest EBIT margin was generated by the Process Equipment segment. It amounted to 13.1 percent in the third quarter (an increase of 80 basis points) and 12.0 percent in the first nine months (a rise of 170 basis points). This improvement would have been even greater had it not been for the start-up of production at a new factory in the US in the Process Equipment division. The Process Engineering segment raised its EBIT margin by 50 basis points to 5.2 percent in the third quarter and by 70 basis points to 5.3 percent in the first nine months.

The GEA Group raised its third-quarter earnings before tax (EBT) by EUR 28.8 million, or 45.1 percent, to EUR 92.6 million and its EBT for the first nine months by EUR 77.4 million, or 52.1 percent, to EUR 225.8 million. The lower level of net interest income is mainly attributable to the change in the GEA Group's funding following the sale of its plant engineering operations.

As announced, the 10 percentage point reduction in Germany's business tax rates to less than 30 percent required the GEA Group to recognize an adjustment of EUR 67 million on its deferred tax assets in the third quarter.

Including the net income on discontinued operations, the GEA Group's net income for the third quarter came to EUR 184.3 million (2006: net loss of EUR 142.4 million); its net income for the first nine months amounted to EUR 245.5 million (2006: net loss of EUR 146.5 million). The GEA Group's net income equates to earnings of EUR 0.98 per share in the third quarter (2006: loss of EUR 0.76) and earnings of EUR 1.30 per share for the first nine months of 2007, compared with a loss of EUR 0.78 per share in 2006.

Financial position

The adjusted net position – including discontinued operations – deteriorated by EUR 383.0 million compared with December 31, 2006. The largest net outflows of cash related to capital spending on financial assets and property, plant and equipment; cash payments in connection with divestments; and the increase in working capital. The net position deteriorated by EUR 168.5 million compared with the third quarter of 2006. The gearing ratio was minus 7.4 percent.

Summary cash flow statement (EUR million)	Q1-Q3 2007	Q1-Q3 2006	Change %
Cash flow from operating activities	-52.1	-31.3	-66.7
ROCE (%)	9.9	7.5	-
Cash flow from investing activities	-58.9	-49.7	-18.6
Free cash flow	-111.1	-81.0	-37.1
Cash flow from financing activities	155.3	20.8	645.3
Net position (adjusted)	109.0	277.4	-60.7
Gearing (%)	-7.4	-19.7	-

Net assets

The total assets figure reported as at September 30, 2007 had hardly changed since December 31, 2006. While the assets held for sale decreased significantly once the sale of Lurgi had been completed, the volume of current assets in particular increased as a result of the continued expansion of business. The same trend was evident on the liabilities side of the balance sheet. Liabilities related to assets held for sale also decreased significantly after the Lurgi disposal had been completed. By contrast, the increase in current liabilities stems partly from the debt-financed acquisitions completed in the first half of the year.

Summary balance sheet (EUR million)	09/30/2007	% of total assets	12/31/2006	% of total assets	Change %
Assets					
Non-current assets	2,308.4	46.9	2,248.9	45.4	2.6
thereof goodwill	1,299.4	26.4	1,250.8	25.3	3.9
thereof deferred taxes	344.1	7.0	431.8	8.7	-20.3
Current assets	2,426.6	49.3	2,119.1	42.8	14.5
Assets held for sale	184.0	3.7	583.5	11.8	-68.5
Total assets	**4,919.0**	**100.0**	**4,951.4**	**100.0**	**-0.7**
Equity and liabilities					
Equity	1,476.4	30.0	1,261.5	25.5	17.0
Non-current liabilities	932.6	19.0	876.1	17.7	6.4
thereof deferred taxes	87.5	1.8	47.5	1.0	84.0
Current liabilities	2,175.8	44.2	1,870.8	37.8	16.3
Liabilities related to assets held for sale	334.2	6.8	943.0	19.0	-64.6
Total equity and liabilities	**4,919.0**	**100.0**	**4,951.4**	**100.0**	**-0.7**

Employees

The number of employees - excluding trainees - working in continuing operations came to 19,230 at the end of the third quarter of 2007 (September 30). This was an increase of 1,758 people compared with December 31, 2006, reflecting both growth by acquisition and organic growth in all segments. The acquisitions of J. Houle & Fils, Procomac and Aero Heat Exchanger added 940 employees to the GEA Group. Organic growth increased the total headcount by 818 people, 226 of whom worked in Germany.

Employees in the GEA Group, excl. trainees	09/30/2007	09/30/2006
Customized Systems	5,245	4,392
Process Equipment	6,746	6,117
Process Engineering	6,686	5,565
Total	**18,677**	**16,074**
Other	553	510
GEA Group	**19,230**	**16,584**

A total of 323 people were employed in discontinued operations as at September 30, 2007 (December 31, 2006: 1,777 people).

Research and development

Research and development (R&D) costs in the first three quarters of 2007 came to EUR 52.2 million compared with EUR 49.5 million in the same period last year, bringing the R&D ratio to 1.4 percent of sales.

Research and development (R&D) costs (EUR million)	Q3 2007	Q3 2006	Change %	Q1-Q3 2007	Q1-Q3 2006	Change %
Customer-funded (reimbursed)	5.3	7.0	-24.9	15.5	16.6	-6.5
Group-funded (non-reimbursed)	12.1	11.2	8.0	36.6	32.8	11.6
Total R&D costs	**17.4**	**18.3**	**-4.7**	**52.2**	**49.5**	**5.5**
R&D ratio (% of sales)	**1.3**	**1.7**	**-24.0**	**1.4**	**1.7**	**-15.1**

Risks

Specialty mechanical engineering has continued to perform well during the year to date in 2007, with the level of new orders received ensuring that all segments are fully employed. The disposal of discontinued operations will significantly improve the Group's risk profile.

As reported, the ruling by the Federal Court of Justice (BGH) on July 9, 2007 has reduced the risk that we will be called upon to pay under the action brought by the Polyamid 2000 AG insolvency administrator. Although the Federal Court of Justice considers the contract for the construction of a carpet-recycling plant null and void due to failure to comply with German Stock Corporation Act (AktG) regulations, the outcome will be a claim for compensation for unjust enrichment amounting to any difference between the cost of works paid and the value of the work and services unduly received, rather than for reimbursement of the full cost of the works undertaken, which amounts to EUR 164.6 million plus interest, which the claimant is demanding. We had therefore reduced the provision to reflect a lower risk.

Our overall assessment of ongoing litigation did not change materially during the period under review compared with the situation as described in the Opportunities and Risks Report in the 2006 annual report and in the reports on the first and second quarters.

As things stand overall, there are no risks that might jeopardize the continued existence of the GEA Group. Adequate financial provision was made for all risks in accordance with the relevant legislation.

Outlook

Economy

The autumn report published by Germany's leading economic research institutes concludes that the global economy will slow significantly this year and next. The main cause will not be the current problems in the financial markets, which the institutes expect to recede; rather, they believe a more important factor is that the correction in the US housing market is more serious than originally forecast. What's more, business activity in the euro zone will be impaired by the stronger euro and the discontinuation of an expansionary monetary policy. They also expect growth in the United Kingdom and Japan to slow, although without leading to an economic downturn. Weaker economic conditions in the industrialized countries are likely to be accompanied by slowing output growth in the emerging markets. The autumn report states that the upturn in the German economy, far from being over, is merely taking a breather.

The German Engineering Federation (VDMA) is forecasting that although the global economy will slow, it will remain robust. It is predicting that output in the German engineering sector will achieve double-digit growth this year and rise by 5 percent in 2008.

The GEA Group's key sales markets – the food and beverages, pharmaceuticals, energy and chemicals/petrochemicals industries – will continue to grow in the next few years because they are largely driven by global population growth and rising personal incomes, particularly in the emerging markets. Growing demand for processed foodstuffs, medicines and energy will boost demand for process engineering. This will benefit the GEA Group, which has a sizeable market presence in these areas.

Business outlook

The Executive Board expects the volume of new orders received in 2007 as a whole to increase in all divisions except Energy Technology. The volume of new orders in the Energy Technology division is likely to decrease as our customers' high levels of existing capacity utilization curb demand. Excluding this effect, we are forecasting that the volume of new orders in our core divisions plus Gas Cleaning will grow by more than 15 percent. We continue to expect sales to rise by over 15 percent for 2007 as a whole and margins in our core business to improve by over 60 basis points.

Our upbeat forecasts for 2008 and 2009 have further improved slightly in view of the quality of our new orders and the positive overall outlook for the engineering sector. In particular we believe that in 2008 we will be able to make further substantive progress toward achieving our target margin. Organic sales growth should be between 5 and 10 percent per annum in 2008 and 2009. We will continue to pursue a proactive acquisitions policy by taking advantage of the financial scope provided by the sale of the Plant Engineering segment. We plan to achieve a gearing (net debt to equity) ratio of between 50 and 60 percent, which equates to a multiple of earnings before interest, tax, depreciation and amortization (EBITDA) of around two, excluding pension liabilities. To meet this target we would not rule out the option of repurchasing and then retiring our own shares. In July 2007 we retired approximately 6.2 million of the treasury shares we held. Following the approval of the Supervisory Board on September 18, the GEA Group launched a program to buy back its own shares. In September it repurchased an initial 452,999 shares, which it plans to retire by the end of 2007.

Bochum, October 31, 2007

GEA Group Aktiengesellschaft

The Executive Board

Financial Statements for the 3rd Quarter of 2007

Consolidated Balance Sheet
at September 30, 2007

Assets (EUR thousand)	09/30/2007	12/31/2006	Change %
Property, plant and equipment	455,537	404,927	12.5
Investment property	52,760	56,869	-7.2
Goodwill	1,299,389	1,250,763	3.9
Other intangible assets	86,030	41,280	108.4
Investments in enterprises reported at equity	14,058	10,876	29.3
Other non-current financial assets	56,547	52,343	8.0
Deferred taxes	344,106	431,825	-20.3
Non-current assets	**2,308,427**	**2,248,883**	**2.6**
Inventories	689,755	531,794	29.7
Trade receivables	1,232,560	1,163,512	5.9
Income tax assets	17,712	17,162	3.2
Other current financial assets	190,525	146,501	30.1
Cash and cash equivalents	296,042	260,101	13.8
Current assets	**2,426,594**	**2,119,070**	**14.5**
Assets held for sale	**184,021**	**583,476**	**-68.5**
Total assets	**4,919,042**	**4,951,429**	**-0.7**

Equity and liabilities (EUR thousand)	09/30/2007	12/31/2006	Change %
Issued capital	496,890	496,890	-
Additional paid-in capital	1,077,076	1,077,076	-
Retained earnings	-67,554	-249,149	72.9
Accumulated other comprehensive loss/income	-21,428	327	< -1,000
Treasury shares	-12,029	-65,263	81.6
Minority interest	3,415	1,582	115.9
Equity	**1,476,370**	**1,261,463**	**17.0**
Non-current provisions	306,424	287,576	6.6
Non-current obligations to employees	513,222	509,676	0.7
Non-current financial liabilities	18,379	17,585	4.5
Other non-current liabilities	7,106	13,766	-48.4
Deferred taxes	87,472	47,535	84.0
Non-current liabilities	**932,603**	**876,138**	**6.4**
Current provisions	339,765	321,262	5.8
Current obligations to employees	159,489	165,814	-3.8
Current financial liabilities	315,538	89,674	251.9
Trade payables	616,349	707,027	-12.8
Income tax liabilities	46,567	29,098	60.0
Other current liabilities	698,114	557,964	25.1
Current liabilities	**2,175,822**	**1,870,839**	**16.3**
Liabilities related to assets held for sale	**334,247**	**942,989**	**-64.6**
Total equity and liabilities	**4,919,042**	**4,951,429**	**-0.7**

Consolidated Income Statement
July 1 - September 30, 2007

(EUR thousand)	Q3 2007	Q3 2006	Change %
Sales	1,351,803	1,077,427	25.5
Cost of sales	-1,020,859	-801,582	-27.4
Gross profit	**330,944**	**275,845**	**20.0**
Selling expenses	-107,809	-104,313	-3.4
Administrative expenses	-112,914	-93,773	-20.4
Other income	18,657	7,380	152.8
Other expenses	-21,312	-10,149	-110.0
Net income on enterprises reported at equity	1	198	-99.5
Other financial income	381	115	231.3
Other financial expenses	-199	-756	73.7
Earnings before interest and tax (EBIT)	**107,749**	**74,547**	**44.5**
Interest and similar income	5,543	3,801	45.8
Interest expense and similar charges	-20,698	-14,530	-42.5
Earnings before tax on continuing operations	**92,594**	**63,818**	**45.1**
Income taxes	-88,997	-24,825	-258.5
thereof current taxes	-14,496	-8,542	-69.7
thereof deferred taxes	-74,501	-16,283	-357.5
Net income on continuing operations	**3,597**	**38,993**	**-90.8**
Net income/loss on discontinued operations	**180,676**	**-181,426**	**199.6**
Net income/loss	**184,273**	**-142,433**	**229.4**
thereof minority interest	642	-159	503.8
thereof attributable to shareholders of GEA Group Aktiengesellschaft	183,631	-142,274	229.1

Per share (EUR)			
Basic earnings per share	**0.98**	**-0.76**	**229.1**
thereof on continuing operations	0.02	0.21	-92.4
thereof on discontinued operations	0.96	-0.97	199.6
Diluted earnings per share	**0.98**	**-0.76**	**229.1**
Weighted average number of shares outstanding (million)	**187.8**	**187.9**	**-0.1**

Consolidated Income Statement
January 1 - September 30, 2007

(EUR thousand)	Q1 - Q3 2007	Q1 - Q3 2006	Change %
Sales	3,660,581	2,947,517	24.2
Cost of sales	-2,736,315	-2,179,908	-25.5
Gross profit	**924,266**	**767,609**	**20.4**
Selling expenses	-319,940	-294,494	-8.6
Administrative expenses	-320,940	-279,932	-14.6
Other income	41,556	37,061	12.1
Other expenses	-58,225	-50,579	-15.1
Net income on enterprises reported at equity	677	168	303.0
Other financial income	414	394	5.1
Other financial expenses	-199	-768	74.1
Earnings before interest and tax (EBIT)	**267,609**	**179,459**	**49.1**
Interest and similar income	11,663	10,252	13.8
Interest expense and similar charges	-53,505	-41,310	-29.5
Earnings before tax on continuing operations	**225,767**	**148,401**	**52.1**
Income taxes	-129,215	-57,728	-123.8
thereof current taxes	-35,858	-23,594	-52.0
thereof deferred taxes	-93,357	-34,134	-173.5
Net income on continuing operations	**96,552**	**90,673**	**6.5**
Net income/loss on discontinued operations	**148,958**	**-237,144**	**162.8**
Net income/loss	**245,510**	**-146,471**	**267.6**
thereof minority interest	584	-116	603.4
thereof attributable to shareholders of GEA Group Aktiengesellschaft	244,926	-146,355	267.4

Per share (EUR)			
Basic earnings per share	**1.30**	**-0.78**	**267.4**
thereof on continuing operations	0.51	0.48	5.7
thereof on discontinued operations	0.79	-1.26	162.8
Diluted earnings per share	**1.30**	**-0.78**	**267.4**
Weighted average number of shares outstanding (million)	**187.9**	**187.9**	-

Consolidated Cash Flow Statement

January 1 - September 30, 2007

(EUR thousand)	Q1 - Q3 2007	Q1 - Q3 2006
Net income/loss	245,510	-146,471
plus income taxes	129,215	57,728
plus net income/loss on discontinued operations	-148,958	237,144
Earnings before tax on continuing operations	225,767	148,401
Net interest income	41,842	31,058
Earnings before interest and tax (EBIT)	**267,609**	**179,459**
Depreciation, amortization, impairment and reversal of impairment on non-current assets	55,002	47,388
Other non-cash income and expenses	-563	-562
Obligations to employees	-19,789	-10,337
Change in provisions	1,818	45,995
Losses on disposal of non-current assets	-393	-3,425
Change in inventories, incl. unbilled PoC receivables [1]	-42,099	-110,158
Change in trade receivables	-18,919	-87,543
Change in trade payables	-161,569	28,920
Change in other operating assets and liabilities	-24,558	5,570
Tax payments	-18,939	-29,299
Net cash flow from operating activities of discontinued operations	-89,742	-97,286
Cash flow from operating activities	**-52,142**	**-31,278**
Proceeds from disposal of non-current assets	11,904	7,147
Cash payments for purchase of property, plant and equipment and intangible assets	-81,873	-57,091
Cash payments for purchase of non-current financial assets	-5,087	-6,158
Interest and dividend income	6,903	8,629
Cash payments for acquisitions	-76,678	-3,311
Proceeds from disposals of discontinued operations	571,513	-
Repayment of non-trade receivables from discontinued operations	-484,925	-
Net cash flow from investing activities of discontinued operations	-700	1,066
Cash flow from investing activities	**-58,943**	**-49,718**
Cash payments for purchase of treasury shares	-10,109	-
Change in finance lease liabilities	-1,723	-2,297
Dividend paid by GEA Group AG for 2005	-	-18,795
Cash receipts from finance facilities	203,198	42,559
Cash payments for redemption of finance facilities	-31,580	-29,500
Interest payments	-30,372	-11,868
Net cash flow from financing activities of discontinued operations	25,871	40,736
Cash flow from financing activities	**155,285**	**20,835**
Exchange-rate-related and other changes in cash and cash equivalents	-2,615	-2,225
Change in unrestricted cash and cash equivalents	**41,585**	**-62,386**
Unrestricted cash and cash equivalents at beginning of year	252,240	424,363
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	-	-88,501
Unrestricted cash and cash equivalents at balance sheet date	**293,825**	**273,476**
Restricted cash and cash equivalents	2,217	4,140
Cash and cash equivalents reported on the face of the balance sheet	**296,042**	**277,616**

1) Including advances received

Consolidated Statement of Changes in Equity
at September 30, 2007

(EUR thousand)	Issued capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/loss	Treasury shares	Minority interest	Total
Balance at 12/31/2005 (187,945,616 shares)	**496,890**	**1,077,076**	**58,086**	**16,418**	**-65,263**	**884**	**1,584,091**
Net loss			-288,224				**-288,224**
Minority interest			-215			215	
Accumulated other comprehensive income/loss				-16,091		49	**-16,042**
Total income and expense for the year							**-304,266**
thereof minority interest							**264**
thereof attributable to shareholders of GEA Group AG							**-304,530**
Dividend paid by GEA Group AG			-18,795				**-18,795**
Change in other minority interest						434	**434**
Balance at 12/31/2006 (187,945,616 shares)	**496,890**	**1,077,076**	**-249,149**	**327**	**-65,263**	**1,582**	**1,261,463**
Net income			245,510				**245,510**
Minority interest			-584			584	
Accumulated other comprehensive income/loss				-21,755		-119	**-21,874**
Total income and expense for the year							**223,636**
thereof minority interest							**465**
thereof attributable to shareholders of GEA Group AG							**223,171**
Retirement of treasury shares			-63,331		63,331		
Purchase of treasury shares					-10,097		**-10,097**
Change in other minority interest						1,368	**1,368**
Balance at 09/30/2007 (187,542,617 shares)	**496,890**	**1,077,076**	**-67,554**	**-21,428**	**-12,029**	**3,415**	**1,476,370**

Accumulated other comprehensive income/loss (EUR thousand)	Cumulative translation adjustment	Available-for-sale securities	Hedge accounting	Total
Balance at 12/31/2005	**23,598**	**836**	**-8,016**	**16,418**
Accumulated other comprehensive income/loss	-29,255	-631	13,795	**-16,091**
Balance at 12/31/2006	**-5,657**	**205**	**5,779**	**327**
Accumulated other comprehensive income/loss	-21,774	957	-938	**-21,755**
Balance at 09/30/2007	**-27,431**	**1,162**	**4,841**	**-21,428**

Notes to the Consolidated Financial Statements

1 Basis of presentation

The interim financial statements of GEA Group Aktiengesellschaft and its subsidiaries' consolidated interim accounts have been prepared in accordance with the International Financial Reporting Standards (IFRSs) and the relevant interpretations of the International Accounting Standards Board (IASB), as applicable under Regulation No. 1606/2002 of the European Parliament and Council concerning the adoption of International Accounting Standards in the EU. These consolidated financial statements for the third quarter have not been reviewed by an auditor.

The accounting policies applied in these interim financial statements are unchanged since December 31, 2006 and are described in detail on pages 66 to 77 of the annual report and consolidated IFRS financial statements of the GEA Group. Otherwise, no IFRS accounting pronouncements of relevance to the GEA Group were issued or adopted during the reporting period.

The interim financial statements give a fair presentation of the GEA Group's financial position and financial performance during the reporting period.

The preparation of interim financial statements requires estimates and assumptions to be made that impact on the company's net assets, liabilities, provisions, deferred tax assets and liabilities as well as income and expenses. Although such estimates and assumptions are made carefully and in good faith, the actual amounts may differ from the estimates used in these interim financial statements.

Factors that may cause these amounts to differ from projections are a deterioration in the global economy, movements in exchange rates and interest rates, significant litigation, and changes in environmental or other legislation. Production errors, the loss of key customers, and changes in funding can also impair the GEA Group's future performance.

The interim financial statements have been prepared in euros. All amounts, including comparative figures, have been rounded; consequently there may be differences between the sum of individual values and the total value shown.

2 Basis of consolidation

On April 17, 2007, the GEA Group signed an agreement to sell Lurgi to the Air Liquide Group, Paris, France, a globally active producer of medical and industrial gases. This disposal was completed on July 20, 2007 and reduced the number of consolidated companies by a total of twelve.

Including the changes made in the first two quarters, the number of consolidated companies had increased by a total of ten since December 31, 2006.

3 Discontinued operations

The net income/loss on discontinued operations is broken down as follows:

(EUR thousand)	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006
Sales	**153,009**	**248,754**	**671,369**	**746,913**
Other income	3,939	3,896	84,645	8,467
Expenses	-173,537	-367,098	-802,310	-962,307
Net interest income	2,056	2,150	29,818	3,437
Taxes	-7,692	-64,767	-37,103	-29,293
Current net loss	**-22,225**	**-177,065**	**-53,581**	**-232,783**
Net gain on disposal (2006: measurement at net realizable value)	207,556	-4,361	207,038	-4,361
Taxes	-4,655	-	-4,499	-
Net income/loss on discontinued operations	**180,676**	**-181,426**	**148,958**	**-237,144**

The net income on discontinued operations for the third quarter and for the first to third quarters relates to the profits contributed by the Energy and Environment (Lentjes) and the Gas-to-Chemicals, Synthetic Fuels and Biofuels (Lurgi) divisions. The comparative figures for 2006 include income and expenses attributable to Lurgi and Lentjes as well as to the former PET and Fibers (Zimmer) division. The Zimmer plant engineering operations specializing in plant for the manufacture of chemical fibers and nonwovens were sold with effect from December 14, 2006. As already reported, the remaining plant engineering operations relating to polymers, synthetic fibers and thermoplastics were sold within the GEA Group to Lurgi on December 31, 2006 as part of an asset deal.

The total net gain on the disposal of Lurgi before tax amounted to EUR 207.038 million. The transaction costs incurred prior to the disposal and those still expected to be incurred have been deducted from this net gain on disposal. The provisions for the warranties specified in the sale and purchase agreement have also reduced this net gain. The warranties provided essentially relate to the freedom of the assets sold from legal defects as well as various exemptions from environmental, contract-related and taxation risks. Some of these exemptions stipulate both upper limits and minimum thresholds.

4 Net financial income/loss

The financial income and expenses shown in the segment tables starting on page 26 comprise interest income and other financial income as well as interest expenses and other financial expenses. Other financial income essentially consists of income from equity investments. Interest income includes interest income from receivables, deposits and securities as well as the projected return on plan assets. Other financial expenses comprise impairment of financial assets and expenses incurred by the transfer of losses. Interest expenses consist of borrowing costs and the interest cost of other provisions and provisions for pensions, other postemployment benefits and supplementary healthcare benefits. The figure resulting from the netting of interest income and interest expenses represents the interest element of EBITDA and EBIT.

5 Taxes

The approval of Germany's business tax reform by the Bundesrat (second chamber of the German parliament) on July 6, 2007 reduced the tax rate applicable to German Group companies from 38.9 percent to 29.5 percent. This required the deferred taxes applicable to German Group companies to be remeasured, which incurred a tax expense of EUR 61 million on continuing operations. Because this tax expense is recognized as a one-off item in the taxation rate of 57.2 percent, the remeasurement of deferred taxes has not been factored into the GEA Group's tax planning for the year as a whole. The taxation rate expected to be applied to profits has therefore not changed since the end of the second quarter of 2007 and remains 30.2 percent. The net income on discontinued operations includes a tax expense of EUR 6 million as a result of the remeasurement of deferred taxes.

6 Cash flow statement

The cash flow statement is prepared under the indirect method with respect to cash flow from operating activities and under the direct method with respect to cash flow from investing and financing activities. Interest payments, interest proceeds and income tax payments are shown separately. Consequently, the computation of cash flow is based on earnings before interest and tax (EBIT). Whereas interest payments and interest proceeds are reported in the sections containing interest-bearing items, cash flow from income taxes is reported as cash flow from operating activities.

Cash flow (EUR thousand)	Customized Systems	Process Equipment	Process Engineering	Other	GEA Group
Q1-Q3 2007					
Cash flow from operating activities	28,253	54,766	-13,527	-121,634	**-52,142**
Cash flow from investing activities	-35,573	-61,689	-42,778	81,097	**-58,943**
Cash flow from financing activities	20,533	7,272	70,842	56,638	**155,285**
Exchange-rate-related changes in cash and cash equivalents	600	360	-935	-2,640	**-2,615**
Change in unrestricted cash and cash equivalents	13,813	710	13,602	13,460	**41,585**
Q1-Q3 2006					
Cash flow from operating activities	18,525	45,905	16,518	-112,226	**-31,278**
Cash flow from investing activities	-11,580	-9,717	-16,951	-11,470	**-49,718**
Cash flow from financing activities	-4,393	-16,617	-14,044	55,889	**20,835**
Exchange-rate-related changes in cash and cash equivalents	0	688	-2,509	-404	**-2,225**
Change in unrestricted cash and cash equivalents	2,552	20,259	-16,986	-68,211	**-62,386**

The individual activities shown on the face of the cash flow statement have been adjusted to exclude the cash flows from the Lentjes division for both 2007 and 2006. This cash flow is shown for each individual activity as net cash flow from discontinued operations. The net cash flow from discontinued operations shown for 2006 also includes the cash flows from the Lurgi division. The current year's cash flow accruing from the disposal of the Lurgi division is reported as cash flow from investing activities. The comparative figures for 2006 have also been adjusted to exclude the cash flows from the Zimmer division, whose plant engineering operations specializing in plant for the manufacture of chemical fibers and nonwovens were sold with effect from December 14, 2006.

7 Segment information

7.1 Primary reporting format: business segments

The GEA Group was organized into the following four business segments as at September 30, 2007:

- Customized Systems
- Process Equipment
- Process Engineering
- Other

A detailed description of the individual business segments' business operations and the products and services they offer can be found on pages 15 and 16 of the annual report and consolidated IFRS financial statements of the GEA Group.

The segment results for the third quarter were as follows:

Segment information (EUR million)	Customized Systems	Process Equipment	Process Engineering	Other	Eliminated	**GEA Group**
Q3 2007						
Sales	252.9	379.3	600.4	119.3	-	**1,351.8**
Intersegment sales	0.3	24.2	2.9	0.3	-27.6	**-**
Total sales	253.2	403.5	603.2	119.5	-27.6	**1,351.8**
EBITDA	26.1	59.5	36.5	5.5	-	**127.6**
EBIT	22.0	52.8	31.3	1.7	-	**107.7**
Segment earnings before tax (EBT)	21.4	50.7	29.0	-8.5	-	**92.6**
Financial income	1.3	2.6	3.1	9.1	-10.1	**5.9**
Financial expenses	1.9	4.5	5.2	19.4	-10.1	**20.9**
Equity method income/loss in net financial income	-	0.1	-0.1	-	-	**0.0**
Net income on discontinued operations	-	-	-	180.7	-	**180.7**
Sales from discontinued operations	-	-	-	152.1	-	**152.1**
Capital expenditure	4.0	19.2	6.3	6.7	-	**36.1**
Depreciation, amortization and impairment	4.1	6.7	5.3	3.8	-	**19.9**
Q3 2006						
Sales	198.9	322.6	436.0	119.9	-	**1,077.4**
Intersegment sales	0.3	20.4	2.0	2.5	-25.2	**-**
Total sales	199.3	342.9	438.0	122.5	-25.2	**1,077.4**
EBITDA	18.4	47.6	24.1	1.4	-	**91.5**
EBIT	14.4	42.1	20.3	-2.3	-	**74.5**
Segment earnings before tax (EBT)	14.1	40.6	19.3	-10.2	-	**63.8**
Financial income	0.8	2.8	2.5	6.7	-8.8	**3.9**
Financial expenses	1.9	4.2	3.5	14.5	-8.8	**15.3**
Equity method income/loss in net financial income	-	-0.3	0.1	0.4	-	**0.2**
Net loss on discontinued operations	-	-	-	-181.4	-	**-181.4**
Sales from discontinued operations	-	-	-	248.8	-	**248.8**
Capital expenditure	3.8	7.5	5.9	4.8	-	**22.1**
Depreciation, amortization and impairment	4.0	5.4	3.8	3.8	-	**16.9**

Segment information (EUR million)	Customized Systems	Process Equipment	Process Engineering	Other	Eliminated	GEA Group
Q1-Q3 2007						
Sales	708.1	1,028.1	1,523.6	400.7	-	**3,660.6**
Intersegment sales	1.7	71.4	10.1	7.1	-90.3	**-**
Total sales	709.9	1,099.5	1,533.7	407.8	-90.3	**3,660.6**
EBITDA	60.7	150.1	95.1	17.1	-	**322.9**
EBIT	49.0	131.6	81.5	5.4	-	**267.6**
Segment earnings before tax (EBT)	47.3	125.9	77.7	-25.1	-	**225.8**
Financial income	2.8	7.0	7.7	20.8	-26.2	**12.1**
Financial expenses	4.5	12.7	11.4	51.4	-26.2	**53.7**
Equity method income/loss in net financial income	-	0.3	0.3	-	-	**0.7**
Net income on discontinued operations	-	-	-	149.0	-	**149.0**
Sales from discontinued operations	-	-	-	663.4	-	**663.4**
Segment assets	911.7	1,855.1	1,776.5	2,282.7	-1,906.9	**4,919.0**
thereof from discontinued operations	-	-	-	171.1	-	**171.1**
Segment liabilities	394.6	800.7	1,086.1	2,079.7	-918.4	**3,442.7**
thereof from discontinued operations	-	-	-	334.2	-	**334.2**
Capital expenditure	14.6	37.8	15.7	13.9	-	**81.9**
Depreciation, amortization and impairment	11.6	18.4	13.5	11.7	-	**55.3**
Number of employees	5,245	6,746	6,686	553	-	**19,230**
Q1-Q3 2006						
Sales	564.6	888.0	1,167.7	327.1	-	**2,947.5**
Intersegment sales	0 6	65.0	6.8	9.6	-82.0	**-**
Total sales	565.2	953.1	1,174.5	336.8	-82.0	**2,947.5**
EBITDA	43.9	113.5	64.8	4.6	-	**226.8**
EBIT	33.5	97.5	54.1	-5.7	-	**179.5**
Segment earnings before tax (EBT)	32.9	92.6	51.5	-28.7	-	**148.4**
Financial income	2.4	5.5	6.4	17.3	-21.0	**10.6**
Financial expenses	3.8	10.2	8.8	40.2	-21.0	**42.1**
Equity method income/loss in net financial income	-	-0.4	0.2	0.4	-	**0.2**
Net loss on discontinued operations	-	-	-	-237.1	-	**-237.1**
Sales from discontinued operations	-	-	-	746.9	-	**746.9**
Segment assets	783.8	1,650.4	1,568.0	2,805.1	-1,503.3	**5,304.0**
thereof from discontinued operations	-	-	-	725.1	-	**725.1**
Segment liabilities	291.3	622.7	926.2	2,665.3	-609.5	**3,896.0**
thereof from discontinued operations	-	-	-	896.4	-	**896.4**
Capital expenditure	12.5	16.3	16.9	11.3	-	**57.1**
Depreciation, amortization and impairment	10.4	16.0	10.7	10.3	-	**47.4**
Number of employees	4,392	6,117	5,565	510	-	**16,584**

With the exception of depreciation, amortization and impairment, no material non-cash expenses were incurred in the segments in either the third quarter of 2007 or in the corresponding period of 2006.

7.2 Secondary reporting format: geographical segments

The GEA Group's business segments operate in five main geographical regions. Most of the Group's sales are generated in Germany, other European countries and the Americas:

Segmentation by region (EUR million)	Germany	Rest of Europe	Americas	Asia, Oceania	Africa	**GEA Group**
Q1-Q3 2007						
Sales	795.6	1,361.3	673.3	742.9	87.5	**3,660.6**
percentage of total	21.7	37.2	18.4	20.3	2.4	**100.0**
Segment assets	2,293.3	1,711.7	598.9	289.1	26.1	**4,919.0**
thereof from discontinued operations	126.5	44.5	-	0.1	-	**171.1**
Capital expenditure	43.8	17.1	12.5	8.2	0.3	**81.9**
Employees [1]	6,677	7,700	2,569	1,967	317	**19,230**
Q1-Q3 2006						
Sales	652.5	1,051.7	546.2	616.3	80.8	**2,947.5**
percentage of total	22.1	35.7	18.5	20.9	2.8	**100.0**
Segment assets	3,043.8	1,429.6	536.1	252.7	41.7	**5,304.0**
thereof from discontinued operations	590.0	47.4	53.5	29.3	4.9	**725.1**
Capital expenditure	31.8	17.3	5.1	2.8	0.1	**57.1**
Employees [1]	6,344	6,588	1,967	1,366	320	**16,584**

1) Full-time equivalents (FTEs), excl. trainees

7.3 Capital expenditure and depreciation, amortization and impairment

Capital expenditure in the segment information relates to cash acquisitions of intangible assets and property, plant and equipment plus - unlike the cash flow statement - additionally capitalized liabilities under finance leases. Depreciation, amortization and impairment represent the diminution in the value of property, plant and equipment and intangible assets.

Financial Calendar

March 13, 2008	Financial Statements Press Conference / Analysts' Meeting for 2007
April 23, 2008	Annual Shareholders' Meeting for 2007
May 8, 2008	Interim Report for the period to March 31, 2008
July 31, 2008	Interim Report for the period to June 30, 2008
October 31, 2008	Interim Report for the period to September 30, 2008

GEA Group's shares: key data

WKN	660 200
ISIN	DE0006602006
Reuters code	G1AG.DE
Bloomberg code	G1A.GR
Xetra	G1A.DE

GEA Group Aktiengesellschaft
Dorstener Str. 484
44809 Bochum
Germany
[illegible]

[illegible]
Tel. [illegible]
Fax [illegible]
E-mail [illegible]

1.4 Corporate Action Timetable

Events

May 08, 2008	Interim Report for Q1
July 31, 2008	Interim Report for Q2
October 31, 2008	Interim Report for Q3
March 12, 2009	Financial Statements Press/ Analysts Conference
April 22, 2009	Annual Shareholders' Meeting
May 05, 2009	Interim Report Q1
July 30, 2009	Interim Report Q2
October 29, 2009	Interim Report Q3

Financial Calendar

April 30, 2007	Annual Shareholders' Meeting for 2006
May 9, 2007	Interim Report for the period to March 31, 2007
August 2, 2007	Interim Report for the period to June 30, 2007
October 31, 2007	Interim Report for the period to September 30, 2007

2.1 Registrations with the Commercial Register

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
1	a) GEA Group Aktiengesellschaft b) Bochum c) Gegenstand des Unternehmens ist die Leitung einer Gruppe von Unternehmen, die insbesondere in -Entwicklung, Herstellung und Vertrieb von Apparaten, Maschinen, Systemen, Komponenten, Prozesslinien, Anlagen- und Stell- und Regelelementen sowie von Artikeln aus Kunststoff, auch in Verbindung mit anderen Werkstoffen, Entwicklung, Herstellung und Vertrieb von metallurgischen und chemischen Erzeugnissen aller Art - Planung und Bau industrieller Anlagen, - Entwicklung und Verwertung technischer Verfahren, - Erbringung von Dienstleistungen, insbesondere im Umweltschutzbereich, - Handel mit Erzeugnissen aller Art, - Durchführung von Finanz-, Versicherungsvermittlungs- und Speditionsgeschäften, - Durchführung von Kompensations- und Gegengeschäften mit Produkten und Dienstleistungen aller Art, - Erwerb, Veräußerung und Verwaltung von Beteiligungen, Wertpapieren, Grundstücken und sonstigen Vermögensgegenständen sowie in der Durchführung aller Geschäfte, die mit der Betätigung auf den vorgenannten Geschäftsfeldern zusammenhängen, tätig sind. Gegenstand des Unternehmens sind des weiteren das Halten und der Erwerb von Beteiligungen, die Übernahme von Geschäftsführungstätigkeiten und die Erbringung von Dienstleistungen für Unternehmen, die die vorbezeichneten Produkte entwickeln, herstellen oder vertreiben. Die Gesellschaft kann auf den in Satz 1 bezeichneten Geschäftsfeldern auch selbst tätig werden; für Geschäfte oder Tätigkeiten, die einer besonderen Genehmigung oder Erlaubnis nach den Vorschriften des Gesetzes über das Kreditwesen	496.890.368,79 EUR	a) Die Gesellschaft hat mindestens zwei Vorstandsmitglieder. Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten. b) Vorstand: Moß, Klaus K., Ludwigshafen, *21.10.1948 Vorstand: Steiner, Peter, Wiesbaden, *16.07.1959 Vorstandsvorsitzender: Oleas, Jürg, Köln, *08.12.1957 Vorstand: Schenk, Peter, Bad Waldliesborn, *12.09.1958	Gesamtprokura gemeinsam mit einem Vorstandsmitglied: Watermann, Horst, Friedrichsdorf, *06.09.1943 Deiss, Ferdinand, Hanau, *16.03.1944 Dr. Querl, Horst, Frankfurt/Main, *09.08.1936 Friedel, Günter-Adolf, Oberursel, *10.12.1949 Fischer, Marie-Luise, Langen, *17.06.1946 Neuroth, Andrea, Bad Homburg, *16.07.1957 Sauer, Manfred, Bensheim, *10.03.1955 Kissenbeck-Linkmann, Andrea, Frankfurt/Main, *09.11.9162 Revesz, Veronika, Eschborn, *22.05.1965 Steinebach, Petra, Oberursel/Taunus, *24.07.1963 Dr. Dusemond, Michael, Schmitten-Hegewiese, *24.02.1961 Probst, Christoph, Mainz, *07.02.1968 Dr. Klßler, Klaus-Peter, Frankfurt/Main, *15.12.1957 Edelmann, Klaus, Krefeld, *13.02.1943 Loh, Alexander, Hennef, *11.08.1954 Krämer, Winfried J., Maintal, *04.05.1948 Haase, Werner, Reichelsheim, *19.08.1940 Pflaum, Jürgen, Lautzkirchen, *15.05.1952 Borgha, Horst P., Eppstein, *07.02.1947 Strätling, Michael, Bochum, *28.10.1940 Heckelsberger, Susanne, Stuttgart, *26.07.1964 Janssen, Joachim, Jüchen, *06.10.1957 Steves, Ferdinand, Dittelbrunn, *14.07.1958 Parschau, Rolf, Unna, *30.03.1956 Kunz-Aue, Torsten, Bad Vilbel, *03.07.1971 Nuyken, Klaus, Münster, *09.01.1964	a) Aktiengesellschaft Satzung vom 04.09.1906, mehrfach geändert. Die Hauptversammlung vom 07.06.2005 hat die Änderung der Satzung in § 1 und mit ihr die Sitzverlegung von Frankfurt am Main (bisher AG Frankfurt am Main HRB 8433) nach Bochum sowie die Änderung der Satzung in § 2 (Gegenstand des Unternehmens) und § 16 und § 23 der Satzung beschlossen. b) Das Grundkapital ist durch Beschluss der Hauptversammlung vom 24.02.1994 um bis zu 1.278,23 EUR bedingt erhöht.(Bedingtes Kapital 1994) Das Grundkapital ist durch Beschluss der Hauptversammlung vom 20.08.1999 um bis zu 3.247.449,94 EUR bedingt erhöht.(Bedingtes Kapital 1999) Nach teilweiser Inanspruchnahme beträgt das bedingte Kpatital noch 3.210.619,02 EUR. Das Grundkapital ist durch Beschluss der Hauptversammlung vom 31.03.2000 um bis zu 28.121.053,47 EUR bedingt erhöht.(Bedingtes Kapital 2000) Nach teilweiser Inanspruchnahme beträgt das bedingte Kpatital noch 25.510.908,42 EUR. Der Vorstand ist durch Beschluss der Hauptversammlung vom 28.03.2002 ermächtigt, das Grundkapital bis zum 27.03.2007 mit Zustimmung des Aufsichtsrats um bis zu 77.000.000,00 EUR gegen Bareinlagen einmal oder mehrmals zu erhöhen und dabei einen vom Gesetz abweichenden Beginn der Gewinnbeteiligung zu bestimmen(Genehmigtes Kapital 2002) Der Vorstand ist durch Beschluss der Hauptversammlung vom 21.06.2004 ermächtigt, das Grundkapital bis zum 20.06.2009 mit Zustimmung des Aufsichtsrats um bis zu 48.000.000,00 EUR gegen Bareinlage einmal oder mehrmals zu erhöhen und dabei einen vom Gesetz abweichenden Beginn der Gewinnbeteiligung zu bestimmen, wobei das Bezugsrecht der Aktionäre ausgeschlossen werden kann.(Genehmigtes Kapital 2004/I) Der Vorstand ist durch Beschluss der Hauptversammlung vom 21.06.2004 ermächtigt, das Grundkapital bis zum 20.06.2009 mit Zustimmung des Aufsichtsrats um bis zu 123.000.000,00 EUR gegen Sacheinlage einmal oder mehrmals zu erhöhen und dabei einen vom Gesetz abweichenden Beginn der Gewinnbeteiligung zu bestimmen, wobei das Bezugsrecht der Aktionäre ausgeschlossen werden kann.(Genehmigtes Kapital 2004/II)	a) 12.07.2005 Hein b) Satzung Bl. 71 ff SB

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
	oder des Güterkraftverkehrsgesetzes bedürfen, gilt dies jedoch nur insoweit, als die erforderliche Erlaubnis oder Genehmigung vorliegt. Die Gesellschaft ist berechtigt, alle Geschäfte vorzunehmen, die mit dem Gegenstand des Unternehmens zusammenhängen oder ihm unmittelbar oder mittelbar zu dienen geeignet sind. Die Gesellschaft kann auch andere Unternehmen gründen, erwerben und sich an ihnen beteiligen, insbesondere an solchen, deren Unternehmensgegenstände sich ganz oder teilweise auf die vorgenannten Geschäftsfelder erstrecken sowie an Kreditinstituten. Sie kann Unternehmen, an denen sie beteiligt ist, unter ihrer einheitlichen Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern oder verbundenen Unternehmen überlassen.					
2				von Amts wegen ergänzt: Gesamtprokura gemeinsam mit einem Vorstandsmitglied: Michel, Christoph, Bochum, *14.02.1971		a) 28.07.2005 Rüthers
3				Gesamtprokura gemeinsam mit einem Vorstandsmitglied: Kohlstette, Werner, Oelde, *28.10.1942 Dipl.Betriebswirt Kämpfert, Michael, Recklinghausen, *02.07.1965 Dr. Pulczynski, Jörn, Dorsten, *05.04.1959 Bauwens, Frank, Bochum, *06.06.1961 Dipl.-Ing. Böhm, Hildemar, Gladbeck, *31.08.1958 Dr.-Ing. Fremerey, Felix, Krefeld, *29.01.1961 Dr. Schmale, Helmut, Bochum, *09.11.1956 Dr.-Ing. Schelwe, Michael, Wiesbaden, *05.08.1959 Dipl.Kfm Rehnert, Stefan, Hagen, *26.07.1954 Dr. Bollmann, Christian, Rheda-Wiedenbrück, *18.10.1960 Dipl.Bauing. Kroner, Heinz-Jürgen, Güster, *07.04.1964 Dipl.-Ing. Haase, Joachim, Hamburg, *28.02.1950 Häring, Ingrid, Waldbronn, *16.05.1955 Dr. Nieswandt, Norbert, Essen, *21.07.1946		a) 18.11.2005 Rüthers

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
				Dipl.-Kfm. Hell, Harald, Uedem, *20.04.1961 Dipl.Ing Pfleger, Didier, Belfort / Frankreich, *16.09.1964 Dr.-Ing. Voßloh, Frank, Niederkassel, *21.12.1966 Dr.-Ing. Braun, Christopher, Ettingen, *15.01.1957 Dipl.-Kfm. Wolters, Dietlind, Rehfingen, *22.06.1961 Dr. Petri, Stephan, Essen, *11.02.1964 Dipl.-Wirtschaftsing. Simmangk, Michael Gerhard, Frankfurt, *01.08.1967 Tabbert, Ernst Werner, München, *16.01.1948 Hämling, Dirk, Hamburg, *10.04.1973 Leveling, Norbert, Oelde, *29.10.1945 Römermann, Jörg, Oelde, *13.10.1965 Dipl.Betriebswirt Buchborn-Klos, Klaus, Mannheim, *14.05.1959 Prokura erloschen: Edelmann, Klaus, Krefeld, *13.02.1943 Prokura erloschen: Watermann, Horst, Friedrichsdorf, *06.09.1943 Prokura erloschen: Loh, Alexander, Hennef, *11.08.1954 Prokura erloschen: Sträling, Michael, Bochum, *28.10.1940 Prokura erloschen: Probst, Christoph, Mainz, *07.02.1966 Prokura erloschen: Kissenbeck-Linkmann, Andrea, Frankfurt/Main, *09.11.9162 Prokura erloschen: Dr. Dusemond, Michael, Schmitten-Hegewiese, *24.02.1961 Prokura erloschen: Hasse, Werner, Reichelsheim, *19.06.1940 Prokura erloschen: Pflaum, Jürgen, Leutzkirchen, *15.05.1952		
4				Prokura erloschen: Revesz, Veronika, Eschborn, *22.05.1965	a) Die Hauptversammlung vom 7.6.2005 hat die Änderung der Satzung in §§ 18 Abs. 1 Satz 2,17 und 19 Abs.3. beschlossen.	a) 25.11.2005 Ulrich b) Satzung Bl. 140 ff, Sonderband
5				Gesamtprokura gemeinsam mit einem Vorstandsmitglied:		a) 02.12.2005 Rüthers

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
				Dr. Bauer, Michael, Bochum, *01.10.1967		
6				Prokura erloschen: Neuroth, Andrea, Bad Homburg, *16.07.1957 Prokura erloschen: Krämer, Winfried J., Maintal, *04.05.1948 Gesamtprokura gemeinsam mit einem Vorstandsmitglied: Dipl.-Volkswirt Dehlke, Dieter, Heiligenhaus, *12.04.1965		a) 23.01.2006 Röthers
7			b) Nicht mehr Vorstand: Steiner, Peter, Wiesbaden, *16.07.1959 Bestellt als Vorstand: Dipl.-Volkswirt Eberlein, Hartmut, Gehrden, *14.08.1952			a) 01.02.2006 Röthers
8				Prokura erloschen: Steinebach, Petra, Oberursel/Taunus, *24.07.1963 Gesamtprokura gemeinsam mit einem Vorstandsmitglied: Hoheisel, Michael, Rheda-Wiedenbrück, *13.02.1967 Weimer, Marco, Herne, *29.07.1975		a) 09.06.2006 Röthers
9					b) Die Gesellschaft ist als übernehmender Rechtsträger nach Maßgabe des Verschmelzungsvertrages vom 20.06.2006 sowie des Zustimmungsbeschlusses der Gesellschafterversammlung des übertragenden Rechtsträgers vom 20.06.2006 mit der Grasso GmbH Refrigeration Technology mit Sitz in Berlin ((AG Berlin-Charlottenburg HRB 35161)) verschmolzen.	a) 30.06.2006 Ulrich b) Bl.37ff SB
10					b) Die Gesellschaft ist als übernehmender Rechtsträger nach Maßgabe des Verschmelzungsvertrages vom 20.06.2006 sowie des Zustimmungsbeschlusses der Gesellschafterversammlung des übertragenden Rechtsträgers vom 20.06.2006 mit der GEA Delbag Luftfilter GmbH mit Sitz in Berlin (AG Berlin-Charlottenburg HRB 60666) verschmolzen.	a) 30.06.2006 Ulrich b) Bl.10ff SB
11					b)	a)

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
					Die Gesellschaft ist als übernehmender Rechtsträger nach Maßgabe des Verschmelzungsvertrages vom 20.06.2006 sowie des Zustimmungsbeschlusses der Gesellschafterversammlung des übertragenden Rechtsträgers vom 20.06.2006 mit der GEA Luftkühler Holding GmbH mit Sitz in Bochum (AG Bochum HRB 3712) verschmolzen.	13.07.2006 Ulrich
12				Prokura erloschen: ~~Borghs, Horst P., Eppstein, *07.02.1947~~ Gesamtprokura gemeinsam mit einem Vorstandsmitglied: Hamel, Peter Caspar, Düsseldorf, *28.05.1957		a) 28.07.2006 Rumpf
13					b) Die Gesellschaft ist als übernehmender Rechtsträger nach Maßgabe des Verschmelzungsvertrages vom 17.07.2006 sowie des Zustimmungsbeschlusses der Gesellschafterversammlung des übertragenden Rechtsträgers vom 17.07.2006 mit der GEA Process Technology GmbH mit Sitz in Bochum (Amtsgericht Bochum HRB 4159) verschmolzen.	a) 31.07.2006 Ulrich
14					b) Die Gesellschaft ist als übernehmender Rechtsträger nach Maßgabe des Verschmelzungsvertrages vom 17.07.2006 sowie des Zustimmungsbeschlusses der Gesellschafterversammlung des übertragenden Rechtsträgers vom 17.07.2006 mit der GEA GP GmbH mit Sitz in Bochum (AG Bochum HRB 7336) verschmolzen.	a) 14.08.2006 Ulrich b) Bl.121ff SB
15					b) Die Gesellschaft hat nach Maßgabe des Spaltungs- und Übernahmevertrages vom 28.07.2006 sowie des Zustimmungsbeschlusses der Gesellschafterversammlung des übertragenden Rechtsträgers vom 28.07.2006 Teile des Vermögens der GEA Happel Klimatechnik Produktions- und Servicegesellschaft mbH mit Sitz in Herne (AG Bochum HRB 9278) als Gesamtheit im Wege der Umwandlung durch Abspaltung übernommen. Die Abspaltung wird erst wirksam mit Eintragung auf dem Registerblatt des übertragenden Rechtsträgers.	a) 31.08.2006 Ulrich
16					b) Die Gesellschaft hat nach Maßgabe des Spaltungs- und Übernahmevertrages vom 01.08.2006 sowie des Zustimmungsbeschlusses der Gesellschafterversammlung des	a) 31.08.2006 Ulrich

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
					übertragenden Rechtsträgers vom 01.08.2006 Teile des Vermögens der Tuchenhagen Dairy Systems GmbH mit Sitz in Sarstedt (AG Hildesheim HRB 1601) als Gesamtheit im Wege der Umwandlung durch Abspaltung übernommen. Die Abspaltung wird erst wirksam mit Eintragung auf dem Registerblatt des übertragenden Rechtsträgers.	
17					b) Die Abspaltung ist mit der Eintragung auf dem Registerblatt des übertragenden Rechtsträgers(HRB 9278) am 31.08.2006 wirksam geworden.	a) 07.09.2006 Ulrich
18					b) Die Abspaltung ist mit der Eintragung auf dem Registerblatt des übertragenden Rechtsträgers (HRB 1601 AG Hildesheim) am 11.9.2006 wirksam geworden.	a) 11.10.2006 Ulrich
19				Prokura erloschen: Dr. Pulczynski, Jörn, Dorsten, *05.04.1959 Prokura erloschen: Dipl.-Ing. Böhm, Hildemar, Gladbeck, *31.08.1958 Prokura erloschen: Dr.-Ing. Fremerey, Felix, Krefeld, *29.01.1961 Prokura erloschen: Dr. Schmale, Helmut, Bochum, *09.11.1956 Prokura erloschen: Dr.-Ing. Schelwe, Michael, Wiesbaden, *05.08.1959 Prokura erloschen: Dipl.Kfm Rehnert, Stefan, Hagen, *26.07.1954 Prokura erloschen: Dr. Bollmann, Christian, Rheda-Wiedenbrück, *18.10.1960 Prokura erloschen: Dipl.Bauing. Kroner, Heinz-Jürgen, Güster, *07.04.1964 Prokura erloschen: Dipl.-Ing. Hasse, Joachim, Hamburg, *28.02.1950 Prokura erloschen: Häring, Ingrid, Waldbronn, *16.05.1955 Prokura erloschen: Dipl.-Kfm. Heß, Harald, Uedem, *20.04.1961 Prokura erloschen: Dipl.Ing Pfleger, Didier, Belfort / Frankreich, *16.09.1964 Prokura erloschen: Dr.-Ing. Voßloh, Frank, Niederkassel, *21.12.1966 Prokura erloschen:		a) 13.10.2006 Rüthers

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
				Dr.-Ing. Braun, Christopher, Ettlingen, *15.01.1957 Prokura erloschen: Dipl.-Kfm. Wolters, Dietlind, Rehlingen, *22.06.1961 Prokura erloschen: Dipl.-Wirtschaftsing. Simmangk, Michael Gerhard, Frankfurt, *01.08.1967 Prokura erloschen: Hämling, Dirk, Hamburg, *10.04.1973 Prokura erloschen: Leveling, Norbert, Oelde, *29.10.1945 Prokura erloschen: Römermann, Jörg, Oelde, *13.10.1965 Prokura erloschen: Dipl.Betriebswirt Buchborn-Klos, Klaus, Mannheim, *14.05.1959 Prokura erloschen: Dr. Bauer, Michael, Bochum, *01.10.1967		
20				Prokura erloschen: Dr. Kißler, Klaus-Peter, Frankfurt/Main, *15.12.1957 Prokura erloschen: Hoheisel, Michael, Rheda-Wiedenbrück, *13.02.1967		a) 28.03.2007 Rüthers
21				Gesamtprokura gemeinsam mit einem Vorstandsmitglied: Dr. Scherf, Nina, Bochum, *27.06.1970 Dipl.Kfm. Sahler, Rolf, Königswinter, *14.08.1951 Dipl.Kfm Mühlenbrock, Ewald, Bochum, *10.07.1962 Dr. Hültmann, Ulrich, Dortmund, *29.07.1968 Prokura erloschen: Heckelsberger, Susanne, Stuttgart, *26.07.1964 Prokura erloschen: Fischer, Marie-Luise, Langen, *17.06.1946 Prokura erloschen: Janssen, Joachim, Jöchen, *06.10.1957 Prokura erloschen: Kohlstette, Werner, Oelde, *28.10.1942		a) 27.06.2007 Rüthers
22			b) Nicht mehr Vorstand: Moll, Klaus K., Ludwigshafen, *21.10.1948 Bestellt als Vorstand:			a) 16.08.2007 Rüthers

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
			Graugaard, Niels, Birkerod, *04.02.1947			
23					a) Die Hauptversammlung vom 30.04.2007 hat die Änderung der Satzung in § 4 Abs.4 und Abs.8 beschlossen. b) Der Vorstand ist durch Beschluß der Hauptversammlung vom 30.04.2007 ermächtigt, mit Zustimmung des Aufsichtsrats bis zum 29.04.2012 das Grundkapital um bis zu Euro 77.000.000,00 durch einmalige oder mehrmalige Ausgabe neuer Stückaktien gegen Bareinlagen zu erhöhen (genehmigtes Kapital I) und dabei gemäß § 5 Abs. 4 der Satzung einen vom Gesetz abweichenden Beginn der Gewinnverteilung zu bestimmen. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge von dem Bezugsrecht der Aktionäre auszunehmen. Das Grundkapital ist durch Beschluß der Hauptversammlung vom 30.04.2007 um weitere bis zu Euro 48.572.728,71 eingeteilt in bis zu Stück 19.000.000 auf den Inhaber lautende Stückaktien, bedingt erhöht.	a) 28.08.2007 Ulrich
24					a) Der Vorstand hat am 14.09.2007 die Änderung der Satzung in § 4 Abs.2 (Zahl der Stückaktien)beschlossen.	a) 18.10.2007 Ulrich
25			b) Nicht mehr Vorstand: Schenk, Peter, Bad Waldliesborn, *12.09.1956	Prokura erloschen: Dr. Querl, Horst, Frankfurt/Main, *09.08.1936		a) 26.11.2007 Rüthers
26					a) Der Aufsichtsrat hat am 18.09.2007 die Änderung der Satzung in § 4 Abs. 7 beschlossen.	a) 07.12.2007 Ulrich
27				Gesamtprokura gemeinsam mit einem Vorstandsmitglied: Ehlert, Julia, Hattingen, *18.12.1970 Kleemann, Elke, Friedberg, *01.12.1967		a) 14.12.2007 Rüthers
28				Prokura erloschen: Steves, Ferdinand, Dittelbrunn, *14.07.1958		a) 15.01.2008 Rüthers

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
29					b) Der Vorstand hat am 21.12.2007 die Änderung der Satzung in § 4 beschlossen.	a) 17.01.2008 Ulrich

2.2 Changes in the Composition of the Supervisory Board

GEA Group

GEA Group AG

Bochum

Bekanntmachung der Mitglieder des Aufsichtsrats

(Korrektur der Veröffentlichung vom 02.02.2007)

Gemäß § 19 MitbestG machen wir hiermit bekannt, dass am **25. Januar 2007** die Wahl der Arbeitnehmervertreter in den Aufsichtsrat der GEA Group Aktiengesellschaft stattgefunden hat. Das Ergebnis der Wahl geben wir hiermit wie folgt bekannt:

Als Vertreter der Gruppe der Arbeitnehmer wurden gewählt:

- Reinhold A. Siegers, Mönchengladbach,
  Vorsitzender des Konzernbetriebsrats der GEA Group Aktiengesellschaft
- Kurt-Jürgen Löw, Eberhahn,
  Betriebsratsvorsitzender der Westfalia Industry GmbH
- Klaus Hunger, Herne,
  Betriebsrat der GEA Maschinenkühltechnik GmbH

Als Vertreter der Gruppe der Leitenden Angestellten wurde gewählt:

- Michael Kämpfert, Recklinghausen,
  Leiter Bereich Personal der GEA Group Aktiengesellschaft

Als Ersatzmitglied wurde gewählt:

Theodor Wagner, Iserlohn,
Leiter Personalwesen der Westfalia Separator AG

Als Vertreter der Gruppe der Gewerkschaften wurden gewählt:

- Rainer Gröbel, Sulzbach/Ts.,
  Bereichsleiter, IG Metall, Vorstand
- Joachim Stöber, Biebergemünd,
  Vorstandssekretär bei der IG Metall

Die Hauptversammlung der GEA Group Aktiengesellschaft hat am 4. Mai 2006 folgende Anteilseignervertreter gewählt:

- Dieter Ammer, Hamburg,
  Vorsitzender des Vorstands der Tchibo Holding AG
- Ahmad M. A. Bastaki, Safat, Kuwait,
  Executive Director, Office of the Managing Director, Kuwait Investment Authority
- Dr. Jürgen Heraeus, Maintal,
  Vorsitzender des Aufsichtsrats der Heraeus Holding GmbH
- Dr. Dietmar Kuhnt, Essen,
  ehem. Vorsitzender des Vorstands der RWE AG
- Dr. Helmut Perlet, München,
  Mitglied des Vorstands der Allianz SE
- Louis Graf von Zech, Frankfurt am Main,
  Mitglied des Vorstands der BHF-Bank Aktiengesellschaft

Bochum, im Januar 2007

GEA Group Aktiengesellschaft

Der Vorstand

2.3 Calling of the Shareholdes' Meeting/General Meeting

2008

Invitation to the Annual General Meeting



This is a convenience translation of the German Invitation to the Annual General Meeting of GEA Group Aktiengesellschaft. Only the German version of this document is legally binding.

This is to give our Shareholders notice of the **Annual General Meeting of GEA Group Aktiengesellschaft**, due to take place on Wednesday, 23 April 2008, at 10:00 a.m., at Luise-Albertz-Halle in Oberhausen, Düppelstraße 1 (Entrance "Hauptfoyer 1"/ Danziger Straße), 46045 Oberhausen.

Agenda

1. Presentation of the adopted Annual Financial Statements of GEA Group Aktiengesellschaft and of the Consolidated Financial Statements at 31 December 2007 approved by the Supervisory Board, of the Group Management Report combined with the Management Report of GEA Group Aktiengesellschaft including the Explanatory Report on the information provided in accordance with § 289 Sect. 4, § 315 Sect. 4 Commercial Code as well as the Report of the Supervisory Board for the 2007 Fiscal Year

2. Resolution on the Appropriation of Profits

The Executive Board and the Supervisory Board recommend that the net earnings of GEA Group Aktiengesellschaft for the 2007 fiscal year in the amount of EUR 36,796,569.00 be appropriated as follows:

Distribution of a dividend of	EUR	0.20
per participating individual share certificate	EUR	36,796,569.00

The aforementioned amounts relating to the aggregate dividend payment consider the profit-participating shares existing at the date of notice. To the extent that on the day of the Annual General Meeting treasury stock should be available, the motion for resolution will be modified to the effect that the equivalent amount is to be brought forward to new account.

3. Ratification of the Acts of the Executive Board in the 2007 Fiscal Year

The Executive Board and the Supervisory Board recommend that the members of the Executive Board be discharged from responsibility for the 2007 fiscal year.

4. Ratification of the Acts of the Supervisory Board in the 2007 Fiscal Year

The Executive Board and the Supervisory Board recommend that the members of the Supervisory Board be discharged from responsibility for the 2007 fiscal year.

5. Election of the Auditor for Fiscal 2008

The Supervisory Board recommends that Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main be elected auditor for the annual accounts of the Company and of the Consolidated Group for fiscal 2008.

6. Authorization to Acquire Treasury Stock

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a) In accordance with § 71 Sect. 1 No. 8 AktG the Company is authorized to acquire treasury stock, but in total not more than at a volume corresponding to 10 % of the nominal capital. The acquisition may be effected on the market or by means of a public purchase offer addressed to all shareholders. In the case of acquisition on the stock exchange, the acquisition price must not overrun or underrun by more than 10 % (in each case excluding ancillary charges) the mean value of the stock prices (final auction prices of the GEA Group share in the XETRA trade and/or a comparable successor system replacing the XETRA system on the Frankfurt Stock Exchange) on the three trading days preceding in each case the date of acquisition. In the case of a public purchase offer, the bid price must not overrun or underrun by more than 20 % (in each case excluding ancillary charges) the mean value of the stock prices (final auction prices of the GEA Group share in the XETRA trade and/or a comparable successor system replacing the XETRA system on the Frankfurt Stock Exchange) on the last three trading days before the date of publication of the offer. In the case of acquisition by means of a public purchase offer addressed to all shareholders, the provisions of the German Securities Acquisition and Takeover Law (WpÜG) shall be observed if and inasmuch as they apply. If the subscription exceeds the volume of the public purchase offer, acceptance shall be by quota. This may involve preferential acceptance of smaller numbers up to 30 shares offered per shareholder. The authorization for the acquisition of treasury stock may be utilized wholly or partly, once or several times. It may also be utilized by subsidiary companies or entities in which the Company holds the majority of shares or by third parties acting on their behalf or for their account.

b) The Executive Board is authorized, acting with the consent of the Supervisory Board, to dispose of the treasury stock acquired by virtue of this or a formerly granted authorization through channels different from the stock exchange or an offer to all shareholders if the acquired treasury stock is sold at a price which is not materially below the market price of the shares of GEA Group Aktiengesellschaft of the same category at the time of disposal. In this case, the number of the shares to be sold together with the new shares issued by virtue of the authorizations for capital increase with the exclusion of the subscription right under § 203 Sect. 1, § 186 Sect. 3 Sentence 4 AktG during the term of validity of the authorization according to this lit. b) as well as the shares to be issued to serve option or convertible bonds with attached option or conversion warrants or a conversion commitment to the extent that the bonds are issued during the term of validity of

this authorization with the exclusion of the subscription right in analogous application of § 186 Sect. 3 Sentence 4 AktG shall, in total, not exceed the limit of 10 % of the nominal capital.

Moreover, the Executive Board is authorized, acting with the consent of the Supervisory Board, to sell the shares acquired by virtue of this or a formerly granted authorization outside the stock exchange without offering the shares to all shareholders for acquisition at the ratio of their shareholding in the Company to the extent that this is done within the scope of company mergers or for the purpose of acquiring companies, shareholdings or investments in companies.

Furthermore, the Executive Board is authorized, acting with the consent of the Supervisory Board, to use the treasury stock acquired by virtue of this or a formerly granted authorization for supplying shares to the holders of option or convertible bonds of the Company or its Group companies in accordance with the option or convertible bond terms. This shall also apply to the provision of shares based on the exercise of subscription rights which may be granted in the case of the disposal of treasury stock by means of an offer to all shareholders to the holders of option warrants or convertible bonds of the Company or its Group companies to the extent to which the holders of option warrants or convertible bonds would have a subscription right to shares of the Company on exercising the option or conversion right or compliance with the option or conversion commitment. In this case, the number of shares to be transferred, inasmuch as these were issued or generated in compliance with conversion or option rights and/or conversion commitments in analogous application of § 186 Sect. 3 Sentence 4 AktG, jointly with the new shares issued on the basis of authorizations for a capital increase with the exclusion of the subscription right under § 203 Sect. 1, § 186 Sect. 3 Sentence 4 AktG during the term of validity of the authorization under this lit. b), as well as the shares to be issued to serve option or convertible bonds with option or conversion warrants or a conversion commitment, provided that the bonds are issued during the term of this authorization with the exclusion of the subscription right in analogous application of § 186 Sect. 3 Sentence 4 AktG shall, in total, not exceed the limit of 10 % of the nominal capital.

The Executive Board is also authorized, acting with the consent of the Supervisory Board, to sell the treasury stock acquired by virtue of this or a formerly granted authorization through channels other than the stock exchange or an offer to all shareholders in order to grant, in the event of capital increases against contribution, the holders of convertible participation rights issued on the basis of the authorizations given by the General Meeting of 24 February 1994 and with respect to which the conversion right was not waived, shares of the Company to the extent to which they could have acquired them on exercise of the conversion rights in connection with the capital measure. The treasury stock will be offered to the holders of convertible participation rights at the terms and conditions at which the shareholders may acquire shares in connection with the respective capital measure.

Finally, the Executive Board is authorized, acting with the consent of the Supervisory Board, to call in part or the total of the treasury stock acquired by virtue of this or a formerly granted authorization without further resolution of the Annual General Meeting. The Supervisory Board is authorized to amend the text of the Articles of Association in accordance with the scope of the capital reduction. The stock may also be called in without capital reduction by adjusting the proportional amount of the other individual share certificates in the nominal capital of the Company. In such a case, the Executive Board is authorized to adjust the indication of the number of individual share certificates in the Articles of Association.

The aforementioned authorizations for disposal also outside the stock exchange may be exercised wholly or in part, once or several times, individually or jointly. The acquisition and disposal of treasury stock may in each case be effected in the pursuit of one or several of the above-mentioned purposes. The shareholders' subscription right to treasury stock of the Company shall be excluded inasmuch as those shares are used in accordance with the above mentioned authorizations under lit. b).

c) The authorization pursuant to lit. a) shall be valid until 22 October 2009. The authorization resolved on by the Annual General Meeting of the Company on 30 April 2007 in accordance with § 71 Sect. 1 No. 8 AktG will be canceled at the time of effectiveness of this new authorization resolution.

7. Amendment of § 3 of the Articles of Association

The German Transparency Directive Implementation Act ("TUG") which came into force in January 2007 calls for the consent of the Annual General Meeting to the electronic transmission of information to shareholders in addition to the individual approval of the respective shareholder. The Articles of Association are to be adapted accordingly in order to enable the Company to forward information to shareholders by way of remote data transmission as expressly recommended in para. 2.3.2 of the German Corporate Governance Code as amended on 14 June 2007 for inviting to the Annual General Meeting together with the documents of notice, provided that the requisite approval was given.

Hence the Executive Board and the Supervisory Board present the following motion for resolution:

§ 3 of the Articles of Association will be amended as follows: The current § 3 is becoming § 3 Sect. 1 and the following Sect. 2 is added:

„The Company is authorized to submit information to the shareholders by way of remote data transmission".

8. Amendment of § 5 Sect. 2 of the Articles of Association

§ 5 Sect. 2 of the Articles of Association in its current wording specifies that the Executive Board may only determine the form and content of the share certificates and of the dividend coupons and renewal talons subject to the consent of the Supervisory Board. As the total nominal capital of the Company has meanwhile been documented in the form of global notes, the determination of the form and content of the share certificates as well as the dividend coupons and renewal talons is now only of subordinate importance so that the involvement of the Supervisory Board is unnecessary.

Hence the Executive Board and the Supervisory Board propose the following resolution to be taken:

> § 5 Sect. 2 of the Articles of Association will be reworded as follows:
>
> "The form and content of the share certificates as well as the dividend coupons and renewal talons shall be determined by the Executive Board".

9. Amendment of § 15 of the Articles of Association

§ 15 of the Articles of Association regulates the compensation for the Supervisory Board members. So far an attendance fee has not been envisaged for meetings of the Supervisory Board and Supervisory Board Committees. Such an attendance fee, which is common in public stock corporations, shall be introduced for participation in meetings of the Supervisory Board as well as the Presiding Committee and the Audit Committee.

Moreover, the wording of § 15 Sect. 2 of the Articles of Association is to be adapted. It provides for an additional annual compensation for the members of the Presiding Committee and of the Audit Committee. By contrast, members of the Mediation Committee shall not be entitled to an extra remuneration. The adjusted wording clarifies that this shall also apply to the newly established Nomination Committee.

The Executive Board and the Supervisory Board propose the following resolution to be taken:

> § 15 of the Articles of Association of the Company shall be revised as follows:
>
> § 15 Sect. 2 is redrafted as follows:
>
> "Members of the Presiding Committee and of the Audit Committee shall additionally be entitled to an annual compensation of euro 25,000.00 for every committee membership. The committee chairman shall in each case receive twice this amount".

Pursuant to § 15 Sect. 2 the following § 15 Sect. 3 will be added:

"In addition, members of the Supervisory Board shall receive after the end of the fiscal year for each meeting of the Supervisory Board and of the committees mentioned under Sect. (2) in which they participated, an attendance fee in the amount of euro 750.00".

The current § 15 Sect. 3 will become § 15 Sect. 4.

The current § 15 Sect. 4 will become § 15 Sect. 5, to be reworded as follows:

"The members of the Supervisory Board shall be entitled to the compensation resulting from the current amendment of Sect. (1) and Sect. (2) from the 2004 fiscal year onwards, and the attendance fee pursuant to Sect. (3), from the beginning of fiscal 2008".

Report relating to Item 6 on the Agenda

Report of the Executive Board pursuant to § 71 Sect. 1 No. 8 in conjunction with § 186 Sect. 4 Sentence 2 AktG

With respect to Item 6 on the Agenda, the Executive Board is rendering a written report in accordance with § 71 Sect. 1 No. 8; § 186 Sect. 4 Sentence 2 AktG stating the reasons for the suggested authorization to dispose of treasury stock through channels other than the stock exchange or safeguarding the principle of equal treatment and at the suggested issue price, as follows:

Pursuant to § 71 Sect. 1 No. 8 AktG, the Company is to be authorized, by way of cancellation of the existing authorization granted by the Annual General Meeting on 30 April 2007, to repurchase treasury stock at a volume of not more than 10 % of the nominal capital. The existing authorization, which according to statutory provisions can only be granted for 18 months, is expiring on 29 October 2008. With the suggested new authorization, the Company will be in a position to utilize, for the period up to 22 October 2009, the instrument of the acquisition of treasury stock in order to realize the benefits inherent in the acquisition of treasury stock in the interests of the Company and its shareholders. This authorization is governed by the statutory limits imposed by § 71 Sect. 2 AktG. Accordingly, the shares acquired by the Company for the purposes specified under § 71 Sect. 1 Nos. 1 through 3, 7 and 8 AktG together with other shares of the Company acquired by it and which are still in its possession must not represent more than 10 % of the nominal capital.

The suggested authorization provides for the right of the Executive Board, acting with the consent of the Supervisory Board, to sell the repurchased treasury stock through channels different from the stock exchange or an offer to all shareholders if the acquired treasury stock is sold at a price which is not materially below the market price of shares of the Company

under the same terms at the time of disposal. The sales price of the treasury stock will be finally determined timely before the disposal of the own shares. This authorization for disposal is limited to a total of not more than 10 % of the nominal capital of the Company. To determine the maximum limit, those shares will be imputed which are issued during the term of validity of this authorization from Authorized Capital as per § 4 Sect. 5 of the Articles of Association with the exclusion of the subscription right pursuant to § 203 Sect. 1, § 186 Sect. 3 Sentence 4 AktG. Moreover, those shares shall be imputed which are to be issued to serve option or convertible bonds with option or conversion warrants or a conversion commitment provided that the bonds are issued during the validity of this authorization with the exclusion of the subscription right in analogous application of § 186 Sect. 3 Sentence 4 AktG. The possibility of an exclusion of the subscription right is restricted by means of this imputation. Furthermore, if the treasury stock acquired is to be disposed of through channels other than the stock exchange or an offer to all shareholders, it may only be sold at a price which is not materially below the market price of shares of the Company under the same terms at the date of disposal. This measure is devised to appropriately safeguard the assets interests of the shareholders. In principle, the shareholders have the possibility to maintain their shareholding ratio by acquiring GEA Group shares on the market. The authorization is in the interests of both the Company and the shareholders because it provides greater flexibility for GEA Group Aktiengesellschaft. In particular, it allows the selective granting of shares to cooperation partners so that additional domestic and foreign shareholders can be attracted.

Furthermore, the acquisition of treasury stock is to enable the Company, on the basis of the suggested resolution for authorization, to act flexibly and cost effectively within the scope of its consistently pursued acquisition policy in connection with the acquisition of companies, for example in order to use treasury stock in certain cases as a counter value for company mergers or company purchases. International competition and the globalization of the economy increasingly call for this form of a counter performance. At present, there are no concrete plans for utilizing this authorization. In the case of utilization, the Executive Board will ensure that the interests of the shareholders are appropriately safeguarded. As a rule, in valuing the shares of the Company to be transferred as a counter performance, the Executive Board will take the market price as an orientation. A schematic linkage with the market price is not envisaged, however, especially in order not to jeopardize negotiation results once achieved, through fluctuations on the stock market. For the acquisition of companies, shareholdings or investments or for company mergers, currently Authorized Capital III is also available. In deciding on the way in which the shares needed for such a transaction are to be acquired, the Executive Board will solely be guided by the interests of the Company and its shareholders. The Executive Board will decide in agreement with the Supervisory Board.

In future, it may be reasonable for the Company or one of its Group companies to issue option or convertible bonds. To this end, it may be convenient to take account of the ensuing rights to the subscription of shares not through a capital increase but wholly or partly through treasury stock. That is why it is envisioned to use treasury stock for this purpose with the exclusion of the subscription right. The Executive Board will make such a decision subject to the consent of the Supervisory Board. By using treasury stock the dilution of the shareholders' shares which would otherwise occur when serving the option or conversion rights from

conditional capital is excluded. For deciding if treasury stock is to be provided or the conditional capital is to be utilized, the Executive Board will carefully ponder the interests of the Company and of the shareholders. When treasury stock is sold on the basis of an offer to all shareholders, the holders of option or conversion rights are to be granted subscription rights for shares of the Company to the extent to which they would have such subscription rights on exercising the option or conversion right. The concomitant exclusion of the shareholders' subscription right entails the benefit that the option or conversion price for the already issued option or conversion rights need not be reduced in accordance with the option and convertible bond terms for the purpose of dilution protection so that in this case the Company is receiving more funds overall when the option or conversion rights are exercised. The number of shares transferred by virtue of this authorization must not exceed 10 % of the nominal capital provided that the shares are used for meeting conversion or option rights and/or conversion commitments issued and/or generated in analogous application of § 186 Sect. 3 Sentence 4 AktG. To determine the maximum limit, those shares will be imputed which are issued during the validity term of this authorization from the Authorized Capital pursuant to § 4 Sect. 5 of the Articles of Association with the exclusion of the subscription right pursuant to § 203 Sect. 1, § 186 Sect. 3 Sentence 4 AktG. Also those shares will be imputed which are to be issued to serve option or convertible bonds with attached option or conversion warrants or a conversion commitment, to the extent that the bonds are issued during the validity of this authorization with the exclusion of the subscription right in analogous application of § 186 Sect. 3 Sentence 4 AktG.

In connection with capital measures, the Executive Board is also to be authorized, subject to the consent of the Supervisory Board, to offer the holders of convertible participation rights issued on the basis of the authorization granted by the General Meeting of the Company on 24 February 1994, shares of the Company for acquisition to the extent to which they could have acquired them on exercising their conversion rights by participating in the respective capital measure. However, the respective offer for the acquisition of shares of the Company is only to be made to those holders of convertible participation rights who did not waive the right for conversion of the participation rights into shares and the right to acquire shares in the case of capital increases against contribution. By way of this authorization it is possible to ensure a reasonable dilution protection in the case of capital measures for the holders of convertible participation rights which was provided under the participation rights terms. The granting of dilution protection in a different way, especially by paying value compensation, is not stipulated in the participation rights terms. In connection with capital measures, the holders of convertible participation rights will be offered the shares at the same terms and conditions at which shareholders may participate in the respective capital measure. The economic significance of this possibility of a different way of disposing of treasury stock is low; the aggregate nominal value of the currently still existent convertible participation rights is EUR 1,278.23.

Finally, the Executive Board is to be authorized by the Annual General Meeting to call in treasury stock with the consent of the Supervisory Board without any further resolution by the Annual General Meeting being required. In accordance with § 237 Sect. 3 No. 3 AktG, the authorization as suggested should provide for the right of the Executive Board to call in and cancel the shares without a capital reduction. By collecting shares without capital reduction, the proportional amount of the other individual share certificates in the nominal capital of the Company will rise. In this context, the Executive Board will be authorized to adjust the Articles of Association in respect of the changing number of individual share certificates.

* * *

The following supporting documents are available for inspection by the shareholders from the day of notice of the Annual General Meeting, at the offices of the Company at Dorstener Str. 484, 44809 Bochum:

- Annual Financial Statements of GEA Group Aktiengesellschaft and Consolidated Financial Statements at 31 December 2007 approved by the Supervisory Board, the Group Management Report combined with the Management Report of GEA Group Aktiengesellschaft including the explanatory report on the information under § 289 Sect. 4, § 315 Sect. 4 Commercial Code as well as the Report of the Supervisory Board for the 2007 Fiscal Year and the recommendation of the Executive Board for the appropriation of profits

- Report of the Executive Board relating to Item 6 on the Agenda

On request, copies of the aforementioned documents and reports will be sent to each shareholder free of charge. The documents and the reports will also be available during the Annual General Meeting. In addition, they may be inspected on the internet at www.geagroup.com/de/ir/hauptversammlung.

* * *

The nominal capital of the Company is subdivided into 183,982,845 individual share certificates with the same number of voting rights.

Prerequisites for attending the Annual General Meeting and exercising the voting right

Shareholders shall have the right to attend and vote at the Annual General Meeting if they announce their attendance **at the latest by Wednesday, 16 April 2008, 24:00 hrs CEST.** The notice of registration requires the text form and should be in German or English. Simultaneously with the registration, the shareholders have to provide evidence of their right to attend the Annual General Meeting. For this purpose, it is sufficient to present proof of their shareholding issued in text form by their deposit bank or financial service institution. Proof shall be furnished in German or English and relate to the commencement of the 21st day before the Annual General Meeting, i.e. **2 April 2008, 0:00 hrs CEST.**

The notice of registration and proof of entitlement must be submitted to the Company at the **latest by 16 April 2008, 24:00 hrs CEST**, at the following address:

GEA Group Aktiengesellschaft
c/o WestLB AG
vertreten durch dwpbank
Hauptversammlung
Wildunger Str. 14
60487 Frankfurt am Main
Fax: +49 (0) 69 5099-1110
E-mail: hv-eintrittskarten@dwpbank.de

On receipt by the Company of the notice of registration and proof of the shareholding, the shareholders will be sent admission tickets for the Annual General Meeting. In order to safeguard timely receipt of the tickets, the shareholders are requested to ensure that the notice of registration and proof of the shareholding are dispatched to the Company on time.

The voting right may be exercised by proxies or also by a bank or a shareholders' association. The authorization requires the text form unless it is granted to a bank or a shareholders' association. Those shareholders who have registered in compliance with the above prerequisites will be sent a form of authority that may be used for granting proxy voting right.

This year, too, we are offering our shareholders representation at the Annual General Meeting by proxies appointed by the Company. These proxies will exercise the right to vote exclusively on the basis of the instructions passed by the shareholder. Instructions to the company proxies require the text form and must be received by the Company jointly with the completed form of authority at the latest by **21 April 2008, 24:00 hrs CEST**, to be sent to the following address:

GEA Group Aktiengesellschaft
c/o Computershare HV Services AG
Hansastr. 15
80686 München
Fax: +49 (0) 89 309037-4671
E-Mail: Meldedaten@computershare.de

Shareholder Motions and Proposals for Election

Motions and proposals for election by the shareholders shall be addressed exclusively to

GEA Group Aktiengesellschaft
Rechtsabteilung / Corporate Legal Department
Dorstener Str. 484
44809 Bochum
Fax: +49 (0) 234 980-1483
E-Mail: hv2008@geagroup.com

We will promptly publicize on the internet all motions and proposals for election submitted by shareholders as well as potential comments by the Administration at www.geagroup.com/de/ir/hauptversammlung.

Bochum, March 2008
The Executive Board

GEA Group Aktiengesellschaft
Dorstener Str. 484, 44809 Bochum
www.geagroup.com

GEA Group Aktiengesellschaft
Bochum
ISIN: DE0006602006
WKN: 660200

Presse Release
Engineering Excellence

Voting results from the GEA Annual General Meeting

Bochum, April 23, 2008 – At today's Annual General Meeting of GEA Group Aktiengesellschaft, where overall 66.21 % of the share capital entitled to vote was represented, the resolutions proposed by the management were accepted with a large majority. Details concerning the individual items on the agenda for the Annual General Meeting can be found on our website at www.geagroup.com under menu item Investor Relations / Annual General Meeting. The results of votes were as follows:

Agenda item 2
Resolution concerning the application of unappropriated retained earnings
Votes for: 99.99 % Votes against: 0.01 %
The resolution was passed with the requisite majority.

Agenda item 3
Formal approval of the Executive Board members for the 2007 financial year
Votes for: 98.79 % Votes against: 1.21 %
The resolution was passed with the requisite majority.

Agenda item 4
Formal approval of the Supervisory Board members for the 2007 financial year
Votes for: 98.79 % Votes against: 1.21 %
The resolution was passed with the requisite majority.

Agenda item 5
Election of the auditor for the 2008 financial year
Votes for: 99.96 % Votes against: 0.04 %
The resolution was passed with the requisite majority.

Agenda item 6
Authorization to acquire any shares
Votes for: 99.68 % Votes against: 0.32 %
The resolution was passed with the requisite majority.

Agenda item 7

Amendment to § 3 of the articles of incorporation

Votes for: 98.74 %   Votes against: 1.26 %

The resolution was passed with the requisite majority.

Agenda item 8

Amendment to § 5 Paragraph 2 of the articles of incorporation

Votes for: 98.74 %   Votes against: 1.26 %

The resolution was passed with the requisite majority.

Agenda item 9

Amendment to § 15 of the articles of incorporation

Votes for: 98.10 %   Votes against: 1.90 %

The resolution was passed with the requisite majority.

GEA Group Aktiengesellschaft is an international technology group that focuses on the specialty mechanical engineering areas of process technology and components, and plant engineering. Consolidated sales were EUR 5.2 billion in 2007. The company's workforce comprised over 19,500 employees as of December 31, 2007. The GEA Group is a market and technology leader in 90 per cent of its business areas. GEA Group is listed in the German MDAX share index (G1A, WKN 660200).

GEA



2007 General Annual Meeting

Speech of the CEO

Check against delivery

Many thanks, Dr. Heraeus,
Dear GEA Group shareholders, dear guests at today's Annual General Meeting, ladies and gentlemen,

This is the agenda my Executive Board colleagues and I will follow in presenting the business progress of your company, GEA.

First, I would like to address some of the statements and promises we made during the last year's Annual General Meeting, and provide you with an update on them.

Plant Engineering was sold with the exception of the gas cleaning activities, and the transactions have now been closed.

Recent acquisitions have significantly strengthened our remaining core businesses.

We purchased GEA shares for an amount of around EUR 100 million as part of a share repurchase program, and we have cancelled these shares along with the treasury shares we already owned.

Our aim was to boost sales by over 10 per cent. The actual increase, including acquisitions, amounted to 19.6 per cent, which corresponds to EUR 5.2 billion.

We decided to focus on increasing the margin in the operating business. We achieved this, and reported an increase from 6.9 per cent to 8.1 per cent in the core business.

We announced the return to paying a dividend in 2007, and today we are submitting to you a proposal for a dividend of 20 cents per share.

2007 was an extraordinarily successful year for our company in its core business. However, we also had some difficult challenges to overcome with in our discontinued operations. This made it even more imperative than ever that we separate ourselves from these areas, in order to concentrate on our highly profitable core business.

New orders were up 16.4 per cent, which resulted in orders on the books amounting to almost EUR 2.7 billion - which is equivalent to over 50 per cent of 2007 sales. Sales themselves were up 19.6 per cent, and earnings before interest and tax, abbreviated as EBIT, leapt 41.6 per cent to EUR 422 million. As a result, our EBIT margin has risen significantly.

Following a loss in the previous year, we achieved consolidated earnings of EUR 283.5 million. Earnings per share were raised to EUR 1.72 on a comparable basis.

We invested EUR 139.4 million to equip the company for the future, which is equivalent to 2.7 per cent of sales.

The number of jobs in our Group grew by 984 on an organic basis, and 263 of these jobs we created were in Germany.

As an expression of our gratitude, and as an incentive to future performance, the Executive Board decided to voluntarily distribute a special payment of EUR 4.1 million to all GEA employees around the world. Only our senior managers are excluded from this payment.

Ladies and gentlemen, I would now like to take a look at our individual divisions and segments.

The performance of GEA represents a joint effort made by all our employees and managers. The president of each division carries a great deal of responsibility within our Group structure, which has been specifically designed along decentralized lines.

The Air Treatment Division develops, produces, and sells apparatus, equipment, and systems providing air-conditioning for buildings. It operates across Europe, including Russia and Turkey. Demand in Western Europe was very gratifying. The division also made significant progress in productivity during the course of 2007, and cut its quality-costs. The integration of the companies we acquired in 2006 is proceeding according to our plans. We also started to expand a location we operate in Turkey.

The Refrigeration Division, which is based in the Netherlands, develops and produces machines, special compressors, and systems for the refrigeration industry. Our products are used in the food-processing industry, as well as in the energy and oil industries. We achieved further efficiency enhancements in production, which have also fed through to improved profitability in this area. We also made a major acquisition that is highly important for this division – the company Aero Freeze in Canada.

The Customized Systems segment, which is formed by the two divisions I have just mentioned, raised its inflow of new orders by 17.1 per cent to EUR 1.028 billion. Sales were up by over 20 per cent to EUR 996 million. At the same time the EBIT margin grew from 6.9 per cent to 7.7 per cent. The working capital to sales ratio was cut from 15.9 per cent to 14.7 per cent. This segment employed a workforce of 5,328 employees as of the reporting date.

The Process Equipment Division develops and produces heat exchangers, valves and flow control units, as well as homogenizers. The products are destined for various industries, such as energy generation, foodstuffs, and process industries. The year 2007 was characterized by a very high level of demand for our products, which was reflected in extremely strong growth. We also built a large factory for plate heat exchangers in York, in the United States, which has now been commissioned. Despite start-up costs, sales are strong, and earnings are up well ahead of sales. The rapid expansion continues, and later you will see that we have also been acquiring more companies in 2008.

The Mechanical Separation Division develops, manufactures, and markets separators and decanters. GEA is the world's market leader with these machines. Following a drop-off in demand from the biodiesel and bioethanol areas, there has been a pickup in demand from the food industry, shipbuilding, and the wastewater treatment industry, in other words the cleaning and preparation of local municipal wastewater. The division will further internationalize its production sites with the aim of cutting costs, and to be close to high-growth markets. With this objective in mind, we adapted the division's management structure in 2008.

The Dairy Farm Systems Division has now expanded its product range far beyond simple milking systems. This is being accomplished both as a result of our own developments, as well as through acquisitions. GEA is now in a position to supply farmers and milk producers with a full product range. The portfolio includes milking systems, cooling tanks, collection systems, hygiene solutions for the health of herds, automation solutions, as well as plant to process manure. Happy and healthy cows produce higher quantities of high-quality milk. We provide everything a dairy farmer needs to keep the herds happy, and to boost milk production. Rising global demand for dairy products is driving demand for this equipment. The strongest growth was reported in Eastern Europe. We bought Houle & Fils in Canada in 2007, which is a highly profitable company. We also acquired efficient milking-robot technology.

The Process Equipment segment, which includes the three divisions we have just mentioned, reported new orders up by 20 per cent to EUR 1.739 billion. Sales grew 13.9 per cent, and the EBIT margin rose from 11.2 per cent to 13.3 per cent. The working capital to sales ratio increased slightly from 24 per cent to 24.9 per cent. The reasons for this included the start-up of a factory in the US, and the fact that special steels and titanium were partly very difficult to procure, which meant we warehoused more goods in order to ensure continued supplies to our factories. This segment had 6,882 employees on December 31.

The Energy Technology Division develops, produces, and sells plant to cool thermal power plants, as well as thermal processes in the petrochemical and process industries. Following the disposal of the Plant Engineering business, this division is booking our largest individual orders, which run into several hundreds of millions of euros. This means growth in this division is not calculated on a quarter to quarter basis, but instead from year to year. In terms of new orders we booked in 2007, we once again reported an increase in relation to the absolute record year of 2006. This division enjoyed buoyant demand for power plant cooling systems, as well as process coolers, from various regions. We started up a major production plant in China, as well as one in Qatar.

Allow me to use an example to show what cooling a thermal power plant means.

Here you see a picture of the Matimba coal-fired power plant in South Africa, which GEA equipped with dry cooling elements in 1986. The roof-shaped heat-exchangers on the pillar construction are the elements GEA has provided.

The Medupi power plant in South Africa, which is currently being constructed, will be the largest integrated coal-fired power plant in the world, and will achieve an electric output of six times 790 MW. This is equivalent to a thermal performance of our coolers of around 7,000 MW. The picture shows that the area covered with GEA coolers once again expands significantly ...

.... and finally reaches the dimension of 10 football pitches.

Ladies and gentlemen, I am no fan of large scale projects, since these can also entail major risks. This was our experience with the Plant Engineering business, which has now been sold. However, I'm showing you these examples quite intentionally, as we are not building a major plant in this case, but simply a large number of tried-and-tested coolers.

The Process Engineering division, which is based in Denmark, develops and sells a large number of products, including process technology solutions and applications for the foodstuffs, pharmaceuticals, and cosmetics industries. The inflow of new orders was very strong in 2007, particularly from Eastern Europe and Asia. This also reflects growing demand for processed foods, both liquid and solid. We acquired the Italian company Procomac in spring 2007.

The Process Engineering segment includes the two divisions I have just mentioned, and it raised its new orders by 17.7 per cent in 2007, to EUR 2.666 billion. Sales were up 26.5 per cent to EUR 2.243 billion. The EBIT margin grew from 6.2 per cent to 6.7 per cent, and the working capital to sales ratio fell from 5.7 per cent to 5.4 per cent. This segment employed 6,807 people as of December 31.

We completed the desinvestment of the Plant Engineering business in 2007. Lurgi was sold on July 20, 2007. This allowed us to book a disposal gain of EUR 207 million. The sale of Lentjes GmbH was completed on December 21, 2007, following an in-depth antitrust review. However, very high levels of losses, amounting to EUR 179.7 million, were reported relating to the processing of ongoing orders in 2007. These were in the plant erection, among other areas. We nevertheless reported a slightly positive overall result of EUR 29.1 million for the discontinued operations. As far as 2008 is concerned, we are expecting cash outflows of around EUR 200-300 million out of the existing provisions we for the discontinued operations. I would nevertheless like to mention that certain risks still remain with us relating to both of these company disposals, and these may yet result in additional burdens.

Increasing our EBIT margin represents a focus of corporate management for my Executive Board colleagues and myself. This was, and is, a real cultural change for our company. As you can see from the graph, GEA managed to report a continuous increase in new orders and sales, as well as the margin in 2007.

Our consolidated income statement shows the 2007 financial year was a very successful one for the GEA Group. Our sales were up by almost 20 per cent, and we also achieved an extremely high level of earnings. EBIT rose by over 40 per cent to a record level of EUR 422.2 million. Since net income from discontinued operations was a small net balance of around EUR 29 million in 2007, after the very high level of charges we incurred in the previous year, we closed the financial year with a consolidated net income of EUR 282.5 million.

Raising the EBIT margin has now become a benchmark for the Group and its operating units. Our excellent result in 2007 once again underscores the fact that this has been a correct decision. The EBIT margin is a key indicator to measure improvements in profitability at the operating unit level. All our core business units increased EBIT, EBT, and the EBIT margin in 2007.

The expansion of operating business volumes resulted in a rise in total assets. The disposal of assets and liabilities related to the discontinued operations, however, led to an overall slight reduction of total assets. The increase of EUR 48.9 million in goodwill to EUR 1,299.7 million resulted primarily from acquisitions. The fact that business volumes have once again expanded considerably in all segments has resulted in an increase in both current assets and liabilities. The working capital to sales ratio improved, falling from 13.0 per cent to 12.4 per cent. Equity rose by EUR 152.2 million to EUR 1,413.7 million in 2007 mainly as a result of the net income generated for the year. The equity ratio amounts to 29.8 per cent, following 25.5 per cent at the end of 2006. Assets including goodwill of EUR 253.5 million were acquired with the three acquisitions.

The net position of GEA Group Aktiengesellschaft fell from around EUR 490 million to around EUR 60 million in 2007. The decline of almost EUR 380 million reflects the disposal of the Plant Engineering Business, including the adoption of losses. The sale of the Plant Engineering business also means the pension obligations relating to the units sold, Lurgi and Lentjes, were transferred to the purchaser. Besides this, we invested almost EUR 260 million in acquiring new companies, as well as in property, plant, and equipment, and assets. We spent around EUR 100 million on our share repurchase program.

I would now like to briefly talk about the share repurchase program the company carried out last year, which I've just referred to. The program started on September 24, 2007, and ended on December 20, 2007. The shares were cancelled on December 31. The company repurchased 4,152,771 of its own shares during this period. This was equivalent to 2.21 per cent of the share capital at the time.

This repurchase was based on the authorization that the Annual General Meeting granted on April 30, 2007. The shares were purchased at an average price of around EUR 24.16, compared with an average market price of EUR 24.19 on the days when the shares were being repurchased. The total spend amounted to around EUR 100 million.

The company acquired the shares in order to cancel them without reducing the share capital. The cancellation took effect on December 31, 2007. As a result of this, and also as a result of the cancellation at the mid-year stage of a further 6,231,002 treasury shares we already owned, the proportional amount of share capital per share has risen to around EUR 2.70.

The economic background to these measures was mainly that they allow the company to improve the efficiency of the employment of shareholders' equity.

Following these share repurchases, GEA completed three major corporate acquisitions that have already proved beneficial: the companies we acquired generated 2007 sales of around EUR 210 million on an annualized basis. According to our budgets, these companies will already have a positive impact on their divisions' earnings this year.

The Dairy Farm Systems division acquired 100 per cent of the shares of J. Houle & Fils Inc. in Canada on April 5, 2007. Houle is a leading company in North America in the market for the construction, manufacturing, and selling of manure disposal systems, dung disposal systems for cowsheds, and cowshed constructions with related internal equipment. The division has also acquired the technology for a large-scale milking robot named "Titan". This has allowed it to enrich its product portfolio in a technologically significant area, particularly for developed markets. These acquisitions allow the Dairy Farm Systems Division to strengthen its position as a globally leading manufacturer and provider of agricultural equipment, as well as its ability to provide an integrated and complete service to milk producers.

On April 19, 2007, the Process Technology Division expanded its activities for the drinks and foodstuffs industry with the acquisition of Procomac S.p.A. in Italy. Procomac specializes in the manufacturing and installation of aseptic filling equipment for PET bottles for high-quality drinks, and also offers non-aseptic filling equipment. The acquisition allows the division to expand its value-creation chain, and to strengthen its leading position in the area of integrated process technology for foodstuffs.

On June 1, 2007, the Refrigeration Division acquired 100 per cent of the shares in Aero Heat Exchanger Inc. in Canada. The company was renamed Aero Freeze Systems Inc., and is a leading manufacturer of refrigeration systems for the food-processing industry. The acquisition allows the Refrigeration Division to strengthen its position, particularly in the North American market. As you can see, ladies and gentlemen, we further improved with these 3 acquisitions our position in the production and processing of foodstuffs.

Ladies and gentlemen, your company has not only invested in acquiring its own shares, and the acquisition of companies, but has also built new production sites. We invested EUR 139.4 million in 2007 and among other things on building new plants in Qatar, China, and the US. With its two new factories in Qatar and Shangshu, the Energy Technology division is meeting continued strong demand from China, South Africa, and the Middle East. The Process Equipment division started production at the new plant located at York in the US in the third quarter, so that the North American sales market can now be supplied with plate heat exchangers directly from the US dollar currency zone.

GEA is a global company. 12,846 of our employees work in countries outside Germany. Mainly as a result of the acquisition of companies outside Germany, the share of the workforce employed in Germany fell to 34 per cent. However, with 6,714 employees in Germany significantly more people work for the GEA Group in Germany than in the previous year.

The number of employees at GEA rose by 984 during 2007, as a result of organic growth. Acquisitions and other changes in the scope of consolidation increased the number of employees by a further 1,103. Your company employed a total workforce of 19,560 employees at the end of 2007, which is 11.9 per cent more than at the end of 2006.

GEA was training 515 apprentices and trainees as of December 31, 2007, compared with 470 at the end of 2006. On this basis, the apprentice and trainee ratio in Germany amounted to 5.2 per cent (in the previous year it was 5.1 per cent). This figure is once again ahead of our own requirements, and confirms GEA's long-term social commitment in the area of professional training.

In light of the Group's successful performance in 2007, the Executive Board decided to make a special payment to all its employees around the world, except senior managers. It is made in three categories depending on average purchasing power in certain groups of countries. The special payment in the three categories amounts to EUR 80, EUR 160, or EUR 240 per employee. We shall pay out a total of EUR 4.1 million to our employees. We also regard the special payment as a way of saying thank you to our employees. Our company's success would not have been possible without their high degree of commitment and professionalism.

Ladies and gentlemen, allow me now to turn to the further development of your company.

Our primary objective is to create value for you, the owners of this company. We focus on the sustained relative appreciation of our company's value compared with the investment alternatives on offer to our shareholders. In other words, performance is measured relative to indices, or selected companies that are comparable to GEA.

We have various internal key figures that we follow month by month to ensure we stay on the right path.

You will be quite right to ask, how we want to achieve this? The main elements are:

Supporting and promoting excellent managers, specialists, and employees, and doing this better than other companies.

We shall set a rapid rate of innovation for ourselves, and we aim to always be an attractive partner for our customers, as well as to always be reliable and dependable for anyone dealing with our company.

Our share price determines the valuation of GEA. Comparing the performance of the MDAX with our share shows that you, the owners of GEA Group Aktiengesellschaft, hold a stake in an extraordinarily successful company. The GEA share appreciated in value by 41 per cent between January 1, 2007 and April 18, 2008. The MDAX, by contrast, fell 2 per cent over the same period. This trend continued in the first few months of this year. Although our shares have not remained unaffected by turbulence in global stock markets, GEA shares have once again performed better than the average of companies listed in the MDAX.

Since we aim to create value, and this value is measured primarily by market capitalization, we think it important that managers also familiarize themselves with these relationships. This is why we created the GPS (the Global Performance Share Plan) in summer 2006. This allows us to offer managers the opportunity to acquire shares through the stock market, and then to hold them for a three-year period in a depository account. If the share price performs better than the comparable index, the participant receives an additional bonus. As you can see, the level of participation was extremely pleasing, which is why we decided to extend this program to the next management level. This will allow an even larger group of managers to participate. This means that, like you, ladies and gentlemen, most of our managers are also private investors in GEA shares.

We have refocused the bonuses of senior managers to reflect year-on-year improvements in certain business performance indicators. Specifically, these are EBIT growth, the EBIT margin, and working capital in relation to sales. Managers are only entitled to a bonus if these indicators improve year-on-year. This means bonus payments are no longer based on achieving internal budgets. This system is also very similar to the bonus system used for the Executive Board, which means all managers are now in one and the same boat.

A further measure we've taken to deeply imprint the idea of "creating value" in the minds of our managers is the so-called Value Creator Award. Every year, this award is made to the division that has achieved the greatest relative increase in value within the Group, based on our measurements, and which has consequently made the strongest contribution to boosting the overall value of the Group.

Your company, ladies and gentlemen, will continue to grow successfully in the future, and the Executive Board will continue to employ all its efforts to create growth. The preconditions are favorable:

We supply our technologies mainly to the foodstuffs, pharmaceuticals, chemicals, petrochemicals, energy, and air treatment industries. The foodstuffs industry enjoys a position of particular importance of over 50 per cent. You will all be aware of the debate in recent months about the sharp rise in food prices. It is precisely in this area where we make an important contribution to supplying people with processed foods.

The entire energy sector, which is investing heavily, promises stable growth for the next few years. Industries that produce and process energy will continue to grow rapidly in 2008. There's hardly a region in the world without a potential undersupply of energy provision. Rising levels of standard of living will drive future demand in this area. This can be seen most impressively in the regions of China, parts of Africa, Latin America, and Eastern Europe. At the same time, however, "old" industrial countries are beginning to renew or replace their conventional power plants, which are 30 to 40 years old. The continued high level of the price of oil is having a favorable impact on investments in the petrochemicals industry. GEA's groundbreaking technologies are increasingly opening up new market opportunities in this field.

Rapid population growth in many of the world's countries is one of the key pillars of our business success. There are already over 6.6 billion people in the world. They must eat and drink, they get older, and they generate and use increasing quantities of energy, which must be utilized efficiently.

China and India are the first two states to come into existence with over one billion inhabitants. The population of North and Latin America is also growing rapidly.

The population of the world will have already grown to over 9 billion people by the middle of this century. All regions of the world beside Europe will contribute to this growth. Around one third of the world's population will then live in India and China alone, with around 3 billion people. There will be 300 million more people in North and South America than today.

Rising prosperity resulting from globalization will be accompanied by global growth in demand for processed and nonperishable foods, clean water, pharmaceutical products, increasingly cleaner energy, and the efficient use of energy. The affluent middle-class will grow from around 220 million people to 1.2 billion people within the next two decades. They are all potential customers of our customers, and consequently the drivers of our growth.

However, the effects of globalization will not only lead to high growth in the middle-class, accompanied by a big leap in purchasing power, but also to a huge reduction in the number of poor in the world. The United Nations estimate that the number of people obliged to live on less than one dollar per day has fallen from 1.25 billion people in 1990 to significantly below one billion in 2004. People in major Asian countries such as China, India, Indonesia, as well as in the Near and Middle East, are benefiting particularly from this trend.

Our core technical competencies are the two basic process technologies relating to heat and mass exchange. This means we rank as a preferred partner to the food and semi-luxury foods industry, to which we supply around half of our machines and services. We also supply our machines to the chemical and petrochemical industry, the energy sector, the air treatment sector, and the pharmaceutical and cosmetics industries.

The global rise in prosperity offers an outstanding environment for the continued growth of our company. We possess important technologies in the three core markets of food, energy, and climate and environment, and these technologies will encounter even stronger demand in the future. This makes us an indispensable partner for agriculture, milk production and processing, for the brewing industry, for filling and cooling, warehousing, and the refrigerated transportation of liquid, semi-liquid, and other foodstuffs. We play a role when energy is generated, we cool power plants, large-scale buildings, the technical facilities of oil and gas production plants, we supply environmentally-friendly air-conditioning systems, or environmentally-protective processes for the international shipbuilding industry, and we produce machines to clean waste water.

These reasons lead us to expect that our company's successful growth story, which has been underway for several decades, will continue into the future: GEA has grown consistently over the last 25 years thanks to a portfolio that reflects a balance of products and sectors. We are highly successful in working for expanding industries and markets that are investing in the future. It is this particular factor that differentiates us clearly from other mechanical engineering companies that are subject to the investment fluctuations of their cyclical industries. By contrast, the composition of our product portfolio ensures that your company offers resistance to the business cycle.

The Executive Board has launched the "GEA Cooperation" initiative in order to intensify cooperation across our internal divisional and technology areas. The cardinal aim is to raise the contribution to value made by each individual unit, and by the overall GEA Group. At each division, one divisional president is responsible for managing this cooperation initiative. The aim is to identify areas of potential improvement in operations and technology, to develop ways of working together, particularly to open up new high-growth markets, to make better use of opportunities to provide servicing to customers, to ensure our umbrella GEA brand is suitably positioned around the world, and to push ahead with the building of production capacities in lower wage countries, or the development of new products.

Following the closing of the sale of the Plant Engineering business, and the Group restructuring, GEA is now a homogeneous company that has entered into a new phase of sustained value growth, with the potential to raise our share price, and the dividends we pay to shareholders. We shall support and highlight this change in profile by adjusting the way we present ourselves. In the past, we've been perceived as a conglomerate consisting of individual companies. In the future, we shall present ourselves increasingly as one unit: as GEA. The future growth of business will continue to benefit from the strengthening of our successful umbrella brand, and the more focused employment of our resources.

We set up a new management and reporting structure within the company at the start of this new 2008 business year. The new "Energy and Farm Technology" segment includes the Thermal Engineering Division (which was previously called Energy Technology), Air Treatment, Emission Control (which was previously called Gas Cleaning), and Farm Technologies (which was previously called Dairy Farm Systems). These divisions operate in the areas of air treatment for buildings, waste air cleaning, efficient and environmentally-friendly power plant cooling, the cooling of industrial processes, as well as milk production, and cowshed and animal hygiene. I manage this segment, which is somewhat smaller in terms of volume.

The "Process Technology" segment contains all the Group's process technology activities. In this segment, several units or divisions typically work together at the same time on customer orders. It covers GEA's most important sales markets - foodstuffs, drinks, pharmaceuticals - with specialist machinery, process technology know-how, and interface management - all on a one-stop-shop basis. This segment includes the following divisions: Process Equipment, Mechanical Separation, Refrigeration, Process Engineering (which was previously called Process Technology), and the Pharma Systems Division, which we have separated from the Process Engineering Division. Niels Graugaard manages Process Technology segment, which is larger in terms of sales.

The third reporting segment, which is referred to as "Other", will continue to include all the remaining companies, including Ruhr-Zink, engaged in non-core activities. Our CFO, Hartmut Eberlein, manages this segment. Our aim is to consistently reduce the size of the segment.

Ladies and gentlemen, a company can only be as good as its management. This is why my Executive Board colleagues and I exercise great care when selecting managers for the GEA Group. When we appoint managers we always ensure each individual candidate satisfies these four criteria:

Each manager must of course have the requisite technical background for the role in question. This also includes the ability to get on with others, and to manage them, in a word, to set targets and ensure they are met.

We also expect a high degree of suitability in terms of character, and each manager must have a very high level of personal integrity.

The motivation to outperform others must be a dominant character trait; as well as the desire to be, or become, Number One. A company can only become Number One if its managers are motivated in this way.

At the same time, GEA should not become a matter of obsession for our managers. Our aim is to have managers who identify passionately with our company and its aims, without at the same time diminishing a healthy sense of discernment through blind fanaticism.

A technology-driven company like GEA must innovate constantly. This is why we are proud of a corporate culture that fosters innovation, and we make intensive efforts to cultivate this type of environment. For example, a few years ago we launched a competition for innovative new products across the whole company. Each division presents one finalist, and the three winning companies receive a total of EUR 1.5 million. The prize money is invested in their development budgets with the aim of giving the innovative solutions a boost that will make them ready to launch in the market.

The winner in 2008 came from the Pharma Systems Division. They developed a new technical process for continuous granulation that cuts out expensive maintenance downtime for plant. This generates both a cost advantage for the customer, and a significant reduction in the volume of waste generated during production. GEA has a similar competition for internal process optimization. We shall make this award later this year.

The "i²m" Ideas and Improvement Management scheme, which was introduced across the whole Group in 2007, allows various tools that we have had for employees to make suggestions to improve operations to be brought together to form an improvements system. The system's clear and comprehensible structures, accompanied by a variable incentive scheme, are helping us to achieve sustainable improvements in the Group's operational efficiency, product and work quality, and customer satisfaction. It allows the innovative abilities of each individual employee to be harnessed in the most efficient way, and it provides additional ideas for the research and development departments to implement. Between the time when it was introduced among 7,163 employees in mid-October 2007, and the end of the year, a total of 1,384 ideas had already been submitted. The system has been introduced in Europe, and we shall soon be rolling it out in America and Asia.

Our company has grown to its current dimensions both through consistent organic growth in the past, as well as through acquisitions that have made strategic sense to us. We apply strict benchmarks when considering corporate takeovers. We use five core strategic points to check whether a takeover candidate fits our Group.

Does it complement or expand our current product portfolio?

Does it provide an addition to our core heat and mass exchange technologies?

Does it allow us to consolidate existing markets?

Can we achieve synergies?

Will it make a direct value-contribution to the division making the acquisition, and consequently also to the Group overall?

Last year we acquired companies with total sales of around EUR 210 million on an annualized basis. Our aim for 2008 is to acquire further companies with a similar level of overall sales. This year, we have very recently announced the acquisition of the Dutch company Bloksma N.V., the Canadian company ViEX, as well as the French company Univalve for the Process Equipment division. We have already strengthened the Thermal Engineering division this year with the acquisition of NEMA AirFin in Germany, and the company PSSP in the UK. As a matter of principle, all acquisitions must stand up to critical comparison with the alternative of repurchasing our own GEA shares.

Ladies and gentlemen, allow me now to turn to the outlook for 2008.

In the first quarter, we raised new orders in our core segments, excluding Thermal Engineering, by 10 per cent year-on-year. The Thermal Engineering division generated new orders at the previous year's level, at over EUR 200 million. Sales in the core segments were up by around 20 per cent, as in the previous year. This demonstrates the stable growth of GEA's business. What is even more important: we raised EBIT in the core segments by 35 per cent. This means the EBIT margin has already risen by 83 basis points during the first quarter. We shall produce detailed quarterly figures as planned on May 8.

To arrive at an overall assessment: we share the opinion of many experts that the markets in the world's growth regions in which GEA operates will continue to grow by annual rates of 7 to 8 per cent. While we are expecting an economic slowdown, particularly in North America, we are not anticipating global recession. To this extent, we expect our largely economically robust business portfolio will deliver continued growth in new orders, from today's high level, of 5 to 10 per cent in the 2008 financial year. We are assuming revenue growth of around 10 per cent in 2008, due to the high level of the order book. Operating earnings in the core segments should continue to rise faster than sales. We are expecting an increase of between 70 and 80 basis points in the EBIT margin in 2008 in the core segments.

The expected improvement in earnings, accompanied by a rising net interest expense, and an assumed approximately 20 per cent cash tax rate, will result in cash flow before investments, financing of rising business volume, and cash outflows associated with the discontinued operations, of at least EUR 350-400 million. We aim for a net debt to consolidated equity ratio of around 50 per cent medium-term, excluding pension provisions. This implies that the Group will be clearly oriented to acquisitions, and potentially also further share repurchases in 2008 and 2009. We are assuming that we will once again be able to submit to you a proposal for an increase in the dividend for the 2008 financial year.

From today's perspective, the overall positive growth will continue in 2009. Given revenue growth of 5 to 10 per cent, we anticipate an EBIT margin of over 10 per cent for the core segments.

We are assuming we will reach our targeted net debt to consolidated equity ratio of 50 per cent in 2009. We also aim to distribute a dividend equivalent to one third of consolidated net income to you for 2009 and the following years.

Ladies and gentlemen, this brings me to the end of my report on a momentous leap year for GEA. I would like to thank you, our shareholders, for the confidence you invest in us, and in our shares. I would also like to thank our employees, who today number over 20,000, for their performance, and I would also like to thank our managers and my Executive Board colleagues for the focused commitment with which they have pursued the enhancement of the value of the company, and we now look forward to responding to your questions. I would like to thank you for your attention.

GEA Group Aktiengesellschaft

GEA Group

Stichtags- und Durchschnittskurse zum 31.12.2007
Year End and Average Rates of Exchange 31.12.2007

Land / Country	WE / NC	Stichtagskurse Year End Rates 1 Euro = 1 NC	Durchschnittskurse Average Rates 1 Euro = 1 NC
ARGENTINA	ARS	4,6321	4,3633
AUSTRALIA	AUD	1,6757	1,6355
BULGARIA	BGN	1,9558	1,9558
BRAZIL	BRL	2,6077	2,6562
CANADA	CAD	1,4449	1,4689
CHILE	CLP	732,4000	718,9100
CHINA	CNY/RMB	10,7524	10,4186
COLUMBIA	COP	2.965,9350	2.861,3517
CROATIA	HRK	7,3308	7,3380
CZECH	CZK	26,6280	27,7595
DENMARK	DKK	7,4583	7,4508
ESTLAND	EEK	15,6466	15,6466
HONGKONG	HKD	11,4800	10,6928
HUNGARY	HUF	253,7300	251,3102
ICELAND	ISK	91,9000	87,6757
INDIA	INR	57,9500	54,8118
INDONESIA	IDR	13.826,7000	12.530,8884
JAPAN	JPY	164,9300	161,2532
KOREA	KRW	1.377,9600	1.273,3320
LITHUANIAN	LTL	3,4528	3,4528
MALAYSIA	MYR	4,8682	4,7075
MEXICO	MXN	16,0735	15,0653
NEW ZEALAND	NZD	1,9024	1,8630
NIGERIA	NGN	174,2000	174,2000
NORWAY	NOK	7,9580	8,0182
PHILIPPINES	PHP	60,7240	63,0201
POLAND	PLN	3,5935	3,7831
QATAR	QAR	5,3775	5,0299
RUMANIA	RON	3,6077	3,3378
RUSSIA	RUB	35,9860	35,0205
SINGAPORE	SGD	2,1163	2,0636
SLOVAKIA	SKK	33,5830	33,7749
SOUTH AFRICA	ZAR	10,0298	9,6607
SWEDEN	SEK	9,4415	9,2521
SWITZERLAND	CHF	1,6547	1,6427
TAIWAN	TWD	47,7030	45,2259
THAILAND	THB	43,8000	44,2163
TURKEY	TRY	1,7170	1,7866
UNITED ARAB EMIRATES	AED	5,4054	5,0621
U.K.	GBP	0,7334	0,6846
UKRAINE	UAH	7,4195	6,9590
USA	USD	1,4721	1,3706
YUGOSLAVIA/SERBIA	YUM/RSD	79,2362	80,0858

ISO-Code	Description
ADP	Andorianische Peseta
AED	Vereinigte Arabische Emirate Dirham
AFA	Afghani
ALL	Albanische Lek
AMD	Armenische Dram
ANG	Antilianische Gulden
AON	Angolanische neue Kwanza
AOR	Angolanische Kwanza Reajustado
ARS	Argentinische Peso
ATS	Österreichische Schilling
AUD	Australien Dollar
AWG	Arubanische Gulden
AZM	Aserbaidschanische Manat
BAM	Bosnia and Herzegovina Convertible Mark
BBD	Barbados-Dollar
BDT	Bangladesch Taka
BEF	Belgische Franken
BGN	Bulgarische Lew
BHD	Bahrein-Dinar
BIF	Burundi Frank
BMD	Bermuda Dollar
BND	Brunei Dollar
BOB	Boliviano
BRL	Brasilianische Real
BSD	Bahama Dollar
BTN	Bhutan Ngultrum
BWP	Botswanische Pula
BYB	Weissrussische Rubel
BZD	Belize-Dollar
CAD	Kanadische Dollar
CFP	Französischer Franc (Pazifik Inseln)
CHF	Schweizerische Franken
CLP	Chilenische Pesos
CNY	Chinesische RenMinBi Yuan
COP	Kolumbianische Peso
CRC	Costa-Rica-Colon
CUP	Kubanische Peso
CVE	Kap-Verde-Escudo
CYP	Zypern Pfund
CZK	Tschechische Krone
DEM	Deutsche Mark
DJF	Dschibuti Frank
DKK	Dänische Kronen
DOP	Dominikanische Peso
DZD	Algerische Dinar
ECS	Ecuadorianische Sucre
EEK	Estnische Krone
EGP	Ägyptisches Pfund
ERN	Eritreische Nakfa
ESP	Spanische Peseten
ETB	Äthiopische Birr
EUR	Währung der EWU (Euro)
FIM	Finnische Mark
FJD	Fidschi-Dollar
FKP	Falkland Pfund
FRF	Französische Franken
GBP	Britische Pfund

GEL	Georgisches Lari
GHC	Ghanesische Cedi
GIP	Gibralter Pfund
GMD	Gambanesische Dalasi
GNF	Guinea Franc
GRD	Griechische Drachme
GTQ	Guatemalische Quetzal
GWP	Guinea-Peso
GYD	Guyana-Dollar
HKD	Hong Kong Dollar
HNL	Honduranische Lempira
HRK	Kroatische Kuna
HTG	Haitianische Gourde
HUF	Ungarischer Forint
IDR	Indonesische Rupiah
IEP	Irisches Pfund
ILS	Israelische Schekel
INR	Indian Rupee
IQD	Irakische-Dinar
IRR	Iranische Rial
ISK	Isländische Krone
ITL	Italienische Lire
JMD	Jamaika-Dollar
JOD	Jordan-Dinar
JPY	Japanische Yen
KES	Kenianische Schilling
KGS	Kirgisische Som
KHR	Kambodschanische Riel
KMF	Komoren-Frank
KPW	Nordkoreanische Won
KRW	Südkoreanische Won
KWD	Kuwaitische Dinar
KYD	Kaiman-Dollar
KZT	Kazachische Tenge
LAK	Laotische Kip
LBP	Libanesisches Pfund
LKR	Sri-Lanka-Rupie
LRD	Liberianischer Dollar
LSL	Lesotische Loti
LTL	Litauische Lita
LUF	Luxembourgische Franken
LVL	Lettländische Lat
LYD	Libyscher Dinar
MAD	Marokkanische Dirham
MDL	Moldavische Lei
MGF	Madagasker Frank
MMK	Myanmar Kyat
MNT	Mongolianische Tugrik
MOP	Macauanische Pataca
MRO	Mauretanische Ouguiya
MTL	Maltesische Lira
MUR	Mauritius Rupie
MVR	Maledivische Rufiyaa
MWK	Malawi-Kwacha
MXN	Mexikanische Pesos
MXV	Mexican Unidad de Inversion (UDI)
MYR	Malaysischer Ringgit
MZM	Mosambikanische Metical
NGN	Nigerianische Naira

NIO	Nicaraguanische CordobaOro
NLG	Niederländische Gulden
NOK	Norwegische Kronen
NPR	Nepalesische Rupie
NZD	Neuseeland-Dollar
OMR	Rial Omani
PAB	Panamaische Balboa
PEN	Peruanischer neuer Sol
PGK	Papua-Neuguineische Kina
PHP	Philippinische Peso
PKR	Pakistanische Rupie
PLN	Polnische Zloty
PTE	Portugiesische Escudos
PYG	Paraguayische Guarani
QAR	Katar-Riyal
RON	Rumänische Leu (neu ab 1.7.2005)
RSD	Serbische Dinar
RUB	Russische Rubel
RWF	Ruanda Franc
SAR	Saudi Riyal
SBD	Salomonen Dollar
SCR	Seychellen Rupie
SDP	Sudanesisches Pfund
SEK	Schwedische Kronen
SGD	Singapur Dollar
SHP	St. Helena Pfund
SIT	Slowenische Tolar
SKK	Slowakische Krone
SLL	Leone
SOS	Somalia Schilling
SRG	Surinamische Gulden
STD	Santomeische Dobra
SVC	El Salvador-Colon
SYP	Syrisches Pfund
SZL	Swasiländische Lilangeni
THB	Thailand Bhat
TJR	Tadschikische Rubel
TMM	Turkmenische Manat
TND	Tunesischer Dinar
TOP	Tongaische Pa'anga
TPE	Timor Escudo
TRY	Türkische Lira (neu ab 1.1.2005)
TTD	Trinidad-u. Tobago-Dollar
TWD	Neuer Taiwan-Dollar
TZS	Tansania-Shilling
UAH	Ukrainische Hryvnia
UGX	Uganda Schilling
USD	Amerikanische Dollar
UYU	Uruguy Peso
UZS	Uzbekistan Sum
VEB	Venezolanische Bolivar
VND	Vietnamesische Dong
VUV	Vanuatische Vatu
WST	Samoanische Tala
XAF	CFA-Frank Gabun
XCD	Ostkaribischer Dollar
XDS	St. Christopher Dollar
XEU	Europäische Währungs Einheit (E.C.U.)
XOF	CFA-Frank Benin

XPF	CFP Franc
YER	Jemen-Rial
YUM	Jugoslawische neue Dinar
ZAR	Südafrikanische Rand
ZMK	Zambianische Kwacha
ZRN	Zaire
ZWD	Simbabwe Dollar

RECEIVED

2008 JUN 16 A 10:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2007

GEA Group

Invitation to the Annual General Meeting



This is only a convenience translation into English from the original document in the German language which is solely binding for legal purposes.

This is to give our Shareholders notice of the
Annual General Meeting of GEA Group Aktiengesellschaft
due to take place on Monday, 30 April 2007, at 10:00 a.m.
at RuhrCongress Bochum, Stadionring 20, 44791 Bochum.

Agenda

1. Presentation of the adopted Annual Financial Statements of GEA Group Aktiengesellschaft and of the Consolidated Financial Statements at 31 December 2006 approved by the Supervisory Board, of the Group Management Report combined with the Management Report of GEA Group Aktiengesellschaft as well as the Report of the Supervisory Board for the 2006 Fiscal Year.

2. Resolution on the Appropriation of Profits
The Executive and the Supervisory Board recommend that the net earnings of GEA Group Aktiengesellschaft for the 2006 fiscal year in the amount of EUR 3,754,660.78 be brought forward to new account.

3. Ratification of the Acts of the Executive Board in the 2006 Fiscal Year
The Executive Board and the Supervisory Board recommend that the members of the Executive Board be discharged from responsibility for the 2006 fiscal year.

4. Ratification of the Acts of the Supervisory Board in the 2006 Fiscal Year
The Executive Board and the Supervisory Board recommend that the members of the Supervisory Board be discharged from responsibility for the 2006 fiscal year.

5. Election of the Auditor for Fiscal 2007
The Supervisory Board recommends that Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main be elected auditor for the annual accounts of the Company and of the Consolidated Group for fiscal 2007.

6. Authorization to Acquire Treasury Stock
The Executive Board and the Supervisory Board propose that the following resolution be adopted:

   a) In accordance with § 71 sect. 1 no. 8 AktG the Company is authorized to acquire treasury stock, but in total not more than at a volume corresponding to 10 % of the nominal capital. The acquisition may be effected on the market or by means of a public purchase offer addressed to all shareholders. In the case of acquisition on the stock exchange, the acquisition price must not overrun or underrun by more than 10 % (in each case excluding ancillary charges) the mean value of the stock prices (final auction prices of the GEA Group share in the XETRA trade and/or a comparable successor system replacing the XETRA system on the Frankfurt Stock Exchange) on the three trading days preceding in each case the date of acquisition. In the case of a public purchase offer, the bid price must not overrun or underrun by more than 20 % (in each case excluding ancillary charges) the mean value of the stock prices (final auction prices of the GEA Group share in the XETRA trade and/or a comparable successor system replacing

the XETRA system on the Frankfurt Stock Exchange) on the last three trading days before the date of publication of the offer. In the case of acquisition by means of a public purchase offer addressed to all shareholders, the provisions of the German Securities Acquisition and Takeover Law (WpÜG) shall be observed if and inasmuch as they apply. If the subscription exceeds the volume of the public purchase offer, acceptance shall be by quota. This may involve preferential acceptance of smaller numbers up to 30 shares offered per shareholder. The authorization for the acquisition of treasury stock may be utilized wholly or partly, once or several times.

b) The Executive Board is authorized, acting with the consent of the Supervisory Board, to dispose of the treasury stock acquired by virtue of this or a formerly granted authorization through channels different from the stock exchange or an offer to all shareholders if the acquired treasury stock is sold at a price which is not materially below the market price of the shares of GEA Group Aktiengesellschaft of the same category at the time of disposal. In this case, the number of the shares to be sold together with the new shares issued by virtue of the authorizations for capital increase with the exclusion of the subscription right under § 203 sect. 1, § 186 sect. 3 sentence 4 AktG during the term of validity of the authorization according to this lit. b) as well as the shares to be issued to serve option or convertible bonds with attached option or conversion warrants or a conversion commitment to the extent that the bonds are issued during the term of validity of this authorization with the exclusion of the subscription right in analogous application of § 186 sect. 3 sentence 4 AktG shall, in total, not exceed the limit of 10 % of the nominal capital.

Moreover, the Executive Board is authorized, acting with the consent of the Supervisory Board, to sell the acquired shares outside the stock exchange without offering the shares to all shareholders for acquisition at the ratio of their shareholding in the Company to the extent that this is done within the scope of mergers or for the purpose of acquiring companies, shareholdings or investments in companies.

Furthermore, the Executive Board is authorized, acting with the consent of the Supervisory Board, to use the acquired treasury stock for supplying shares to the holders of option or convertible bonds of the Company or its Group companies in accordance with the option or convertible bond terms. This shall also apply to the provision of shares based on the exercise of subscription rights which may be granted in the case of the disposal of treasury stock by means of an offer to all shareholders to the holders of option warrants or convertible bonds of the Company or its Group companies to the extent to which the holders of option warrants or convertible bonds would have a subscription right to shares of the Company on exercising the option or conversion right or compliance with the option or conversion commitment. In this case, the number of shares to be transferred, inasmuch as these were issued or generated in compliance with conversion or option rights and/or conversion commitments in analogous application of § 186 sect. 3 sentence 4 AktG, jointly with the new shares issued on the basis of authorizations for a capital increase with the exclusion of the subscription right under § 203 sect. 1, § 186 sect. 3 sentence 4 AktG during the term of validity of the authorization under this lit. b), as well as the shares to be issued to serve option or convertible bonds with option or conver-

sion warrants or a conversion commitment, provided that the bonds are issued during the term of this authorization with the exclusion of the subscription right in analogous application of § 186 sect. 3 sentence 4 AktG shall, in total not exceed the limit of 10 % of the nominal capital.

The Executive Board is also authorized, acting with the consent of the Supervisory Board, to sell the acquired treasury stock through channels other than the stock exchange or an offer to all shareholders in order to grant, in the event of capital increases against contribution, the holders of convertible participation rights issued on the basis of the authorizations given by the General Meeting of 24 February 1994 and with respect to which the conversion right was not waived, shares of the Company to the extent to which they could have acquired them on exercise of the conversion rights in connection with the capital measure. The treasury stock will be offered to the holders of convertible participation rights at the terms and conditions at which the shareholders may acquire shares in connection with the respective capital measure.

Finally, the Executive Board is authorized, acting with the consent of the Supervisory Board, to call in part or the total of the acquired treasury stock without further resolution of the Annual General Meeting. The Supervisory Board is authorized to amend the text of the Articles of Association in accordance with the scope of the capital reduction. The stock may also be called in without capital reduction by adjusting the proportional amount of the other individual share certificates in the nominal capital of the Company. In such a case, the Executive Board is authorized to adjust the indication of the number of individual share certificates in the Articles of Association.

The above described authorizations for disposal also outside the stock exchange may be exercised wholly or in part, once or several times, individually or jointly. The acquisition and disposal of treasury stock may in each case be effected in the pursuit of one or several of the aforementioned purposes. The shareholders' subscription right to treasury stock of the Company shall be excluded inasmuch as those shares are used in accordance with the authorizations under lit. b).

c) The authorization pursuant to lit. a) shall be valid until 29 October 2008. The authorization resolved on by the Annual General Meeting of the Company on 4 May 2006 in accordance with § 71 sect. 1 no. 8 AktG will be canceled at the time of effectiveness of this new authorization resolution.

7. Creation of New Authorized Capital I and Amendment to the Articles of Association

Under § 4 sect. 4 the Articles of Association contain the Authorized Capital I authorizing the Executive Board, acting with the consent of the Supervisory Board, to increase the nominal capital by up to an amount of EUR 77,000,000.00 by issuing new individual share certificates against contribution in cash (Authorized Capital I) and to determine the commencement of profit participation in derogation of statutory provisions in accordance with § 5 sect. 4 of the Articles. So far, this authorization has not been made use of. The currently valid authorization is expiring on 27 March 2007. In order to enable the Company to respond to market trends, the Executive Board is to be authorized beyond 27 March 2007 to increase the nominal capital of the Company by issuing new individual share certificates.

The Executive Board and the Supervisory Board recommend that the following resolution be adopted:

The Executive Board is authorized, acting with the consent of the Supervisory Board, to increase the nominal capital until 29 April 2012 by up to EUR 77,000,000.00 by issuing new individual share certificates against contribution in cash in one or several tranches (Authorized Capital I) and in doing so, determine the commencement of profit distribution pursuant to § 5 sect. 4 of the Articles of Association in derogation of statutory provisions. The Executive Board is authorized, acting with the consent of the Supervisory Board, to exclude residual amounts from the shareholders' subscription right. Furthermore, the Executive Board is authorized, acting with the consent of the Supervisory Board, to determine the further details of the capital increases under Authorized Capital I as well as the terms and conditions of the share issuance.

§ 4 sect. 4 of the Articles of Association shall be redrafted as follows:

> "The Executive Board has been authorized, acting with the consent of the Supervisory Board, to increase the nominal capital until 29 April 2012 by up to EUR 77,000,000.00 by issuing new individual share certificates against contribution in cash in one or several tranches (Authorized Capital I) and in doing so, determine the commencement of profit distribution, pursuant to § 5 sect. 4 of the Articles of Association in derogation of the statutory provisions. The Executive Board has been authorized, acting with the consent of the Supervisory Board, to exclude residual amounts from the shareholders' subscription right. Furthermore, the Executive Board has been authorized, acting with the consent of the Supervisory Board, to determine the further details of the capital increases under Authorized Capital I as well as the terms and conditions of the share issuance."

8. Deletion of § 4 Sect. 8 of the Articles of Association

§ 4 sect. 8 of the Articles of Association provides for conditional capital to secure the stock option rights granted on the basis of the authorization by the Annual General Meeting of 31 March 2000 to executive staff within the scope of a stock option plan. As the stock option plan has expired and option rights cannot be exercised any longer, § 4 sect. 8 of the Articles of Association in its present version has become obsolete.

The Executive Board and the Supervisory Board suggest that the Articles of Association of the Company should be revised as follows:

> § 4 sect. 8 is deleted.

9. Approval of the Conclusion of a Domination and Profit & Loss Transfer Agreement with GEA Ecoflex GmbH

On 28 Febuary 2007, the Company as the controlling entity concluded a Domination and Profit & Loss Transfer Agreement with GEA Ecoflex GmbH, Sarstedt, entered in the Commercial Registry of the Local Court of Hildesheim under HRB 2322 as the controlled entity. The Domination and Profit & Loss Transfer Agreement reads as follows:

"Domination and Profit & Loss Transfer Agreement

between

GEA Group Aktiengesellschaft, Bochum

(hereinafter referred to as "GEA Group")

and

GEA Ecoflex GmbH, Sarstedt

(hereinafter referred to as "GEA Ecoflex")

§ 1
Management of GEA Ecoflex

GEA Ecoflex subordinates the management of its company to GEA Group. GEA Group is consequently authorized to pass instructions to the Board of Management of GEA Ecoflex concerning the management of the company.

§ 2
Transfer of Profits

1. GEA Ecoflex undertakes to transfer all of its profits to GEA Group. Subject to the setup or release of other retained earnings as defined in Section 2, the net income resulting at fiscal year end before transfer of profits shall be transferred after deduction of any loss carried forward from the previous year.

2. Subject to the approval of GEA Group, GEA Ecoflex may allocate amounts from the net income at year end to other retained earnings inasmuch as this is admissible under commercial law and economically justified with prudent commercial judgment. Any other retained earnings in accordance with § 272 sect. 3 HGB formed during the term of this Agreement shall be released on GEA Group's demand and used to compensate for a net loss at year end or be transferred as profit. The transfer of amounts from the release of other retained earnings under § 272 sect. 3 HGB, set up prior to the effectiveness of the commitment to transfer profits and of additional paid in capital, shall be excluded.

3. The obligation to transfer profits shall apply to the total profit of the fiscal year in which this Agreement comes into force.

§ 3
Takeover of Loss

1. § 302 AktG shall apply analogously in its respectively valid version. Accordingly, the following shall prevail in particular:

   a) GEA Group shall be committed to compensate for any net loss that would otherwise arise at year end during the term of the Agreement to the extent that such loss cannot be equaled out by releasing amounts from the other retained earnings under § 272 sect. 3 HGB which were allocated to those items during the term of the Agreement.

   b) GEA Ecoflex undertakes not to waive any claim for compensation of loss or to enter into a compromise settlement of such a claim before the elapse of three years from the date when the entry of the termination of this Agreement in the Commercial Registry was announced in accordance with § 10 HGB. This commitment shall not apply if GEA Group becomes insolvent and reaches a compromise settlement with its creditors to avert or cancel insolvency proceedings or if the compensation obligation is settled in an insolvency plan.

2. The obligation to take over any loss shall be effective for the first time for the fiscal year in which this Agreement comes into force.

§ 4
Indemnity, Compensation

GEA Group holds all shares in GEA Ecoflex. As there are no free-float shareholders, an agreement on compensation (pursuant to § 304 AktG) and indemnity (pursuant to § 305 AktG) is not necessary.

§ 5
Effectiveness and Term

1. This Agreement is concluded subject to the condition precedent that it is approved by the shareholders' meetings of the contracting companies. It shall become effective on entry of its existence in the Commercial Registry at the domicile of GEA Ecoflex.

2. The Agreement may be terminated for the first time at the close of 31 December 2011 after giving six months' notice. Unless notice of termination is given, it shall be renewed by one year each subject to the same period of notice. The notice of termination shall require the written form.

3. The right to terminate the Agreement for cause without maintaining a period of notice, shall remain unaffected. In particular, GEA Group shall be entitled to terminate this Agreement for cause without maintaining a period of notice if (i) the investment in GEA Ecoflex is disposed of wholly or partly, (ii) if outside third parties as defined by §§ 304, 305 AktG acquire interests in GEA Ecoflex, especially if, in the case of a (new) conclusion of the company agreement, a compensation payment or an indemnity offer

had to be determined pursuant to §§ 304, 305 AktG, (iii) in the event of a merger, demerger or liquidation of GEA Ecoflex or if another good cause as defined in R 60 sect. 6 KStR (German Corporate Tax Regulations) 2004 or another regulation applicable at the time of termination of this Agreement was in force.

4. In the event of termination of the Agreement, GEA Group shall grant security to the creditors of GEA Ecoflex in analogous application of § 303 AktG.

5. In lieu of termination for cause, the parties may rescind the Agreement by mutual understanding if the prerequisites for termination for cause are fulfilled.

§ 6
Concluding Provisions

1. Should individual provisions of this Agreement be or become totally or partly invalid, this shall not affect the validity of the other provisions. In place of the invalid provision that valid settlement shall apply which from the commercial aspect comes closest to the will of the contracting parties expressed in the invalid provision. This shall apply mutatis mutandis to potential loopholes.

2. The cost of authentication of the resolution of the shareholders' meeting of GEA Ecoflex to approve this Agreement and the costs of entering the Agreement in the Commercial Registry will be borne by GEA Ecoflex.

GEA Group GEA Ecoflex"

GEA Ecoflex is a wholly owned subsidiary of the Company. There are no outside shareholders so that it was not necessary to provide for a reasonable compensation (§ 304 AktG) or an indemnity (§ 305 AktG). For the same reason it was not necessary to have the Company Agreement audited as per § 293 b sect. 1 a. E. AktG.

The Executive Board and the Supervisory Board recommend that the Domination and Profit & Loss Transfer Agreement dated 28 February 2007 be approved.

10. Approval of the Conclusion of a Domination and Profit & Loss Transfer Agreement with GEA Happel Klimatechnik GmbH

On 28 February 2007, the Company as the controlling entity concluded a Domination and Profit & Loss Transfer Agreement with GEA Happel Klimatechnik GmbH, Herne, entered in the Commercial Registry of the Local Court of Bochum under HRB 9215, as the controlled entity. The content of the Domination and Profit & Loss Transfer Agreement is identical to that of the Agreement reached with GEA Ecoflex GmbH (cf. Item 9 on the Agenda).

GEA Happel Klimatechnik GmbH is a wholly owned subsidiary of the Company. There are no outside shareholders so that it was not necessary to provide for a reasonable compensation (§ 304 AktG) or an indemnity (§ 305 AktG). For the same reason it was not necessary to have the Company Agreement audited as per § 293 b Abs. 1 a. E. AktG.

The Executive Board and the Supervisory Board recommend that the Domination and Profit & Loss Transfer Agreement dated 28 February 2007 be approved.

11. Approval of the Conclusion of a Domination and Profit & Loss Transfer Agreement with GEA Klima- und Filtertechnik Wurzen GmbH

On 28 February 2007, the Company as the controlling entity concluded a Domination and Profit & Loss Transfer Agreement with GEA Klima- und Filtertechnik Wurzen GmbH, Wurzen, entered in the Commercial Registry of the Local Court of Leipzig under HRB 584, as the controlled entity. The content of the Domination and Profit & Loss Transfer Agreement is identical to that of the Agreement reached with GEA Ecoflex GmbH (cf. Item 9 on the Agenda).

GEA Klima- und Filtertechnik Wurzen GmbH is a wholly owned subsidiary of the Company. There are no outside shareholders so that it was not necessary to provide for a reasonable compensation (§ 304 AktG) and an indemnity (§ 305 AktG). For the same reason it was not necessary to have the Company Agreement audited as per § 293 b Abs. 1 a. E. AktG.

The Executive Board and the Supervisory Board recommend that the Domination and Profit & Loss Agreement dated 28 February 2007 be approved.

12. Approval of the Conclusion of a Domination and Profit & Loss Transfer Agreement with GEA IT Services GmbH

On 28 February 2007, the Company as the controlling entity concluded a Domination and Profit & Loss Transfer Agreement with GEA IT Services GmbH, Oelde, entered in the Commercial Registry of the Local Court of Münster under HRB 7041, as the controlled entity. The content of the Domination and Profit & Loss Transfer Agreement is identical to that of the Agreement reached with GEA Ecoflex GmbH (cf. Item 9 on the Agenda).

GEA IT Services GmbH is a wholly owned subsidiary of the Company. There are no outside shareholders so that it was not necessary to provide for a reasonable compensation (§ 304 AktG) and for an indemnity (§ 305 AktG). For the same reason it was not necessary to have the Company Agreement audited as per § 293 b Abs. 1 a. E. AktG.

The Executive Board and the Supervisory Board recommend that the Domination and Profit & Loss Transfer Agreement dated 28 February 2007 be approved.

13. Resolution on the Authorization to Issue Option and Convertible Bonds and to Exclude the Subscription Right While at the Same Time Creating Conditional Capital and Amending the Articles of Association

The Executive Board and the Supervisory Board recommend that the following resolution be adopted:

a) Authorization to issue option and convertible bonds and to exclude the subscription right

The Executive Board is authorized, acting with the consent of the Supervisory Board, to issue until 29 April 2012 in one or several tranches, option and/or convertible bonds made out to the bearer at an aggregate nominal amount of up to EUR 500,000,000.00 with a term to maturity of not more than 10 (ten) years and to grant the holders of option bonds option rights and/or to the holders of convertible bonds conversion rights for bearer shares of the Company corresponding to a proportional share in the nominal capital totaling up to EUR 48,572,728.71 as specified in the terms and conditions of the option and/or convertible bonds.

The option and/or convertible bonds may be issued in EUR or – by limitation to the respective counter value in EUR - in legal currency of an OECD state. They may also be issued through a subordinate Group company of GEA Group Aktiengesellschaft; in this case, the Executive Board shall be authorized, acting with the consent of the Supervisory Board, to assume the guaranty for the option and/or convertible bonds on behalf of the Company and to grant the holders of option and/or convertible bonds option and/or conversion rights for bearer shares of GEA Group Aktiengesellschaft.

The shareholders are granted the statutory subscription right to the effect that the option and/or convertible bonds are taken over by a bank or a bank syndicate committed to offer them to the shareholders for subscription. If option and/or convertible bonds are issued by a subordinate Group company, the company shall safeguard the granting of the statutory subscription right for the shareholders of GEA Group Aktiengesellschaft as specified in the foregoing sentence. However, the Executive Board is authorized to exclude from the shareholders' subscription rights any residual amounts resulting from the subscription ratio and to exclude the subscription right to the extent necessary to grant holders of already previously issued option or conversion rights a subscription right to which they would be entitled as shareholder on exercising the option or conversion rights.

The Executive Board is also authorized, acting with the consent of the Supervisory Board, to completely exclude the shareholders' subscription rights for option and/or convertible bonds if the Executive Board, after dutiful examination, comes to the conclusion that the issue price of the option and/or convertible bonds is not materially below their hypothetic market value determined on the basis of recognized, especially time-adjusted, methods. However, the aggregate proportional amount of the nominal capital relating to the number of the shares to be issued by virtue of this authorization based on the underlying conditional capital - (b) below - together with the proportional amount of the nominal capital of new shares having been issued since the date of the resolution on the present authorization due to any authorizations

to issue shares under authorized capital with the exclusion of the subscription right as per § 186 sect. 3 sentence 4 AktG must not exceed in total 10 % of the nominal capital of the Company existing at the time when the resolution on this authorization is adopted by the Annual General Meeting or – should this value be lower – at the time of exercise of the present authorization. In addition, the disposal of treasury stock must be imputed against the limitation if it is effected by virtue of an authorization pursuant to § 71 sect. 1 no. 8 sentence 5 in conjunction with § 186 sect. 3 sentence 4 AktG with exclusion of the subscription right after the resolution on the present authorization.

When option bonds are issued, to every individual bond one or several option warrants will be attached entitling the holder to the acquisition of individual bearer share certificates of GEA Group Aktiengesellschaft as specified in detail in the option terms to be determined by the Executive Board. For option bonds made out in EUR issued by GEA Group Aktiengesellschaft, the option terms may specify that the option price can also be paid by transferring individual bonds and, if applicable, also through additional cash adjustment. The proportional amount of the nominal capital allocable to the shares that can be acquired per individual bond, must not exceed the face value of the individual bond certificate. To the extent that fractions of shares would result, it may be determined that such fractions may be added up for the acquisition of full shares, depending on the option and/or conversion terms, possibly against additional cash adjustment.

When convertible bonds are issued, the holders shall be endowed with the indefeasible right to convert their bonds in accordance with the convertible bond terms determined by the Executive Board into individual bearer share certificates of GEA Group Aktiengesellschaft. The conversion ratio shall result by dividing the face value or the issue amount below the face value of an individual bond certificate by the fixed conversion price for one share of the Company and may be rounded up or down to a full number; moreover, a necessary additional cash adjustment may be determined as well as the combination or a compensation for residual amounts which cannot be converted.

The option and/or conversion price to be determined for one share should amount to 135 % of the volume-weighted mean price of the shares of GEA Group Aktiengesellschaft in the XETRA trade on the Frankfurt Stock Exchange or in an equivalent successor system relating to all transactions registered up to the fixing of the price on the day of placement or – in the event of a subscription right being granted – 135 % of the volume-weighted mean price of the shares of GEA Group Aktiengesellschaft – XETRA trade on the Frankfurt Stock Exchange or an equivalent successor system - of all transactions registered on the last day of the subscription period during which the subscription rights to option or convertible bonds are traded on the Frankfurt Stock Exchange. § 9 sect. 1 AktG shall remain unaffected.

If the Company increases the nominal capital during the option or conversion period granting a subscription right to its shareholders or if it issues further option or convertible bonds and/or grants or guarantees option rights and does not grant the holders of already existing option or conversion rights the respective subscription right to which they would be entitled after exercising the option or conversion right or if the nominal capital is increased by means of a capital increase from company funds, irrespective of § 9 sect. 1 AktG it will be ensured through the convertible-bond or option terms that the financial content of the option and/or conversion rights remains unaffected, by adjusting the conversion or option rights such that their value is

preserved, unless this is already coercively stipulated under the law. In the event of a capital reduction or other capital measures, restructuring actions, takeover of control by third parties, an extraordinary dividend or other comparable measures which might give rise to a dilution of the value of the shares, it will likewise be safeguarded by means of the convertible-bond and/or option terms, irrespective of § 9 sect. 1 AktG, that the conversion or option rights are adjusted such that their value is preserved.

The bond terms may provide for the right of the Company, not to grant new shares in the case of conversion or exercise of the option right, but to pay an amount in cash for the number of the shares which would otherwise have to be provided, corresponding to the non-weighted mean closing price of the shares of GEA Group Aktiengesellschaft in XETRA trade of the Frankfurt Stock Exchange or an equivalent successor system during the last ten trading days before or after declaration of the conversion or exercise of option. The bond terms may also specify that the option and/or convertible bond may, at the Company's discretion, be converted into already existing shares of the Company or another listed company and/or that the option right can be complied with by furnishing such shares, in place of providing new shares from conditional capital

The Executive Board is authorized, acting with the consent of the Supervisory Board, to specify further details of the issuance and terms of the option and/or convertible bonds, especially the interest rate, issue price, term to maturity and denomination, dilution protection conditions and option and/or conversion exercise period and/or to determine them in agreement with the directors of the Group company of GEA Group Aktiengesellschaft issuing the option and/ or convertible bonds.

b) Conditional Capital

The nominal capital is conditionally increased by up to EUR 48,572,728.71 by issuing up to 19,000,000 new individual bearer share certificates corresponding to a proportional share in the nominal capital of EUR 2.56 each (rounded). The conditional capital increase serves to grant option rights as specified in the option terms to the holders of option warrants from option bonds and/or conversion rights as specified in the convertible bond terms to the holders of convertible bonds issued on the basis of the authorization resolution of the Annual General Meeting on 30 April 2007 until 29 April 2012 by the Company or a subordinate Group company. The issue of new shares shall be subject to the option and/or conversion price to be determined in each case in accordance with the aforementioned authorization resolution.

The conditional capital increase shall only be realized in the event of issuing the option and/or convertible bonds and only to the extent that the holders of option warrants and/or convertible bonds make use of their option and/or conversion rights and the conditional capital is needed as a result of the option and/or convertible bond terms. The new shares issued due to the

exercise of the option and/or conversion rights shall be profit-participating from the start of the fiscal year in which they are generated.

The Executive Board is authorized, acting with the consent of the Supervisory Board, to determine further details of the implementation of a conditional capital increase.

The Supervisory Board is authorized to adjust the text of § 4 sections 1, 2 and 8 of the Articles of Association in accordance with the respective issuance of preemptive shares and to make all other associated adjustments of the Articles of Association exclusively relating to the wording. This shall apply analogously in the event of the omission to make use of the authorization to issue option or convertible bonds on expiration of the authorization period and in the event of the omission to make use of the conditional capital on expiration of the periods for exercising option or conversion rights.

c) Amendment to the Articles of Association
In § 4 of the Articles of Association, the following new Section 8 shall be included:

"The nominal capital of the Company has been conditionally increased by another amount of up to euro 48,572,728.71, subdivided into up to 19,000,000 individual bearer share certificates. The conditional capital increase shall only be implemented to the extent to which the holders of option or conversion rights from option or convertible bonds issued and/or guaranteed by the Company or a subordinate Group company, based on the resolution of the Annual General Meeting on 30 April 2007, make use of their option and/or conversion rights. The new shares shall be issued in accordance with the option and/or conversion price to be determined in each case pursuant to the aforementioned authorization resolution. The new shares shall be profit-participating from the commencement of the fiscal year in which they are generated due to the exercise of option or conversion rights. The Executive Board is authorized, acting with the consent of the Supervisory Board, to fix the further details of the conditional capital increase and its implementation."

Reports to the Annual General Meeting

Report relating to Item 6 on the Agenda:

Report of the Executive Board pursuant to § 71 sect. 1 no. 8 in conjunction with § 186 sect. 4 sentence 2 AktG

With respect to Item 6 on the Agenda, the Executive Board is rendering a written report in accordance with § 71 sect. 1 no. 8, § 186 sect. 4 sentence 2 AktG stating the reasons for the suggested authorization to dispose of treasury stock through channels other than the stock exchange or safeguarding the principle of equal treatment and at the suggested issue price, as follows:

Pursuant to § 71 sect. 1 no. 8 AktG, the Company is to be authorized, by way of cancellation of the existing authorization granted by the Annual General Meeting on 4 May 2006, to repurchase treasury stock at a volume of not more than 10 % of the nominal capital. The existing authorization, which according to statutory provisions can only be granted for 18 months, is expiring on 4 November 2007. With the suggested new authorization, the Company will be in a position to utilize, for the period up to 29 October 2008, the instrument of the acquisition of treasury stock in order to realize the benefits involved in the acquisition of treasury stock in the interests of the Company and its shareholders. This authorization is governed by the statutory limits imposed by § 71 sect. 2 AktG. Accordingly, the shares acquired by the Company for the purposes specified under § 71 sect. 1 no. 1 through 3, 7 and 8 AktG together with other shares of the Company and which are still in its possession must not represent more than 10 % of the nominal capital.

The suggested authorization provides for the right of the Executive Board, acting with the consent of the Supervisory Board, to sell the repurchased treasury stock through channels different from the stock exchange or an offer to all shareholders if the acquired treasury stock is sold at a price which is not materially below the market price of shares of the Company under the same terms at the time of disposal. The sales price of the treasury stock will be finally determined timely before the disposal of the own shares. This authorization for disposal is limited to a total of not more than 10 % of the nominal capital of the Company. To determine the maximum limit, those shares will be imputed which are issued during the term of validity of this authorization from Authorized Capital as per § 4 sect. 5 of the Articles of Association with the exclusion of the subscription right pursuant to § 203 sect. 1, § 186 sect. 3 sentence 4 AktG. Moreover, those shares shall be imputed which are to be issued to serve option or convertible bonds with option or conversion rights or a conversion commitment provided that the bonds are issued during the validity of this authorization with the exclusion of the subscription right in analogous application of § 186 sect. 3 sentence 4 AktG. The possibility of an exclusion of the subscription right is restricted by means of this imputation. Furthermore, if the treasury stock acquired is to be disposed of through channels other than the stock exchange or an offer to all shareholders, it may only be sold at a price which is not materially below the market price of shares of the Company under the same terms at the date of disposal. This measure is devised to appropriately safeguard the assets interests of the shareholders. In principle, the shareholders have the possibility to maintain their shareholding ratio by acquiring GEA Group shares on the market. The authorization is in the interests of both the Company and the shareholders because it provides greater flexibility for GEA Group Aktiengesellschaft. In particular, it allows the selective granting of shares to cooperation partners so that additional domestic and foreign shareholders can be attracted.

Furthermore, the acquisition of treasury stock is to enable the Company, on the basis of the suggested resolution for authorization, to act flexibly and cost effectively within the scope of its consistently pursued acquisition policy in connection with the acquisition of companies, for example in order to use treasury stock in certain cases as a counter value for company mergers or company purchases. International competition and the globalization of the economy increasingly call for this form of a counter performance. At present, there are no concrete plans for utilizing this authorization. In the case of utilization, the Executive Board will ensure that the interests of the shareholders are appropriately safeguarded. As a rule, in valuing the shares of the Company to be transferred as a counter performance, the Executive Board will take the market price as an orientation. A schematic linkage with the market price is not envisaged, however, especially in order not to jeopardize negotiation results once achieved through fluctuations on the stock market. For the acquisition of companies, shareholdings or investments or for company mergers, currently Authorized Capital III is also available. In deciding on the way in which the shares needed for such a transaction are to be acquired, the Executive Board will solely be guided by the interests of the Company and its shareholders. The Executive Board will decide in agreement with the Supervisory Board.

In future, it may be reasonable for the Company or one of its Group companies to issue option or convertible bonds. To this end, it may be reasonable to take account of the ensuing rights to the subscription of shares not through a capital increase but wholly or partly through treasury stock. That is why it is envisioned to use treasury stock for this purpose with the exclusion of the subscription right. The Executive Board will make such a decision subject to the consent of the Supervisory Board. By using treasury stock the dilution of the shareholders shares which would otherwise occur when serving the option or conversion rights from conditional capital is excluded. For deciding if treasury stock is to be provided or the conditional capital is to be utilized, the Executive Board will carefully ponder the interests of the Company and of the shareholders. When treasury stock is sold on the basis of an offer to all shareholders, the holders of option or conversion rights are to be granted subscription rights for shares of the Company to the extent to which they would have such subscription rights on exercising the option or conversion right. The concomitant exclusion of the shareholders' subscription right entails the benefit that the option or conversion price for the already issued option or conversion rights need not be reduced in accordance with the option and convertible bond terms for the purpose of dilution protection so that in this case the Company is receiving more funds overall when the option or conversion rights are exercised. The number of shares transferred in this connection must not exceed 10 % of the nominal capital provided that the shares are used for meeting conversion or option rights and/or conversion commitments issued and/or generated in analogous application of § 186 sect. 3 sentence 4 AktG. To determine the maximum limit, those shares will be imputed which are issued during the validity of this authorization from the Authorized Capital pursuant to § 4 sect. 5 of the Articles of Association with the exclusion of the subscription right pursuant to § 203 sect. 1, § 186 sect. 3 sentence 4 AktG. Also those shares will be imputed which are to be issued to serve option or convertible bonds with attached option warrants or conversion rights or a conversion commitment, to the extent that the bonds are issued during the validity of this authorization with the exclusion of the subscription right in analogous application of § 186 sect. 3 sentence 4 AktG.

In connection with capital measures, the Company is also to be authorized to offer the holders of convertible participation rights issued on the basis of the authorization granted by the General Meeting of the Company on 24 February 1994, shares of the Company for acquisition to the extent to which they could have acquired them on exercising their conversion rights by participating in the respective capital measure. However, the respective offer for the acquisition of shares of the Company is only to be made to the holders of convertible participation rights who did not waive the right for conversion of the participation rights into shares and the right to acquire shares in the case of capital increases against contribution. By way of this authorization it is possible to ensure a reasonable dilution protection in the case of capital measures for the holders of convertible participation rights which was provided under the participation rights terms. The granting of dilution protection in a different way, especially by paying value compensation, is not stipulated in the participation rights terms. In connection with capital measures, the holders of convertible participation rights will be offered the shares at the same terms and conditions at which shareholders may participate in the respective capital measure. The economic significance of this possibility of a different way of disposing of treasury stock is low; the aggregate nominal value of the currently still existent participation rights with conversion right is EUR 1,278.

Finally, the Executive Board is to be authorized by the Annual General Meeting to call in treasury stock with the consent of the Supervisory Board without any further resolution by the Annual General Meeting being required. In accordance with § 237 sect. 3 Nr. 3 AktG, the authorization suggested should provide for the right of the Executive Board to call in the shares without a capital reduction. By collecting shares without capital reduction, the proportional amount of the other individual share certificates in the nominal capital of the Company will rise. In this context, the Executive Board will be authorized to adjust the Articles of Association in respect of the indication of the changing number of individual share certificates

Report relating to Item 7 on the Agenda:

Report of the Executive Board pursuant to § 203 sect. 2 in conjunction with § 186 sect. 4 sentence 2 AktG

With respect to Item 7 on the Agenda, the Executive Board provides a written report under § 203 sect. 2, § 186 sect. 4 sentence 2 AktG concerning the underlying reasons for the suggested authorization to increase the nominal capital by issuing new individual share certificated against cash contribution with the exclusion of the subscription right for residual amounts, as follows:

The Executive Board and the Supervisory Board recommend to the Annual General Meeting to create new Authorized Capital I.

The currently valid Articles of Association provide for Authorized Capital I in § 4 sect. 4 authorizing the Executive Board to increase the nominal capital up to an amount of EUR 77,000,000.00 by issuing new individual share certificates against cash contribution and to determine, pursuant to § 5 sect. 4 of the Articles of Association the commencement of profit sharing in derogation of statutory provisions. So far, this authorization has not been utilized. The currently valid authorization is expiring on 27 March 2007. In order to preserve for the Company the possibility to respond to market trends without jeopardizing the market price of its stock, the Executive Board is to be authorized to increase the nominal capital of the Company by issuing new individual share certificates against cash contribution by providing for the corresponding new authorization beyond 27 March 2007.

The proposed Authorized Capital I will authorize the Executive Board, acting with the consent of the Supervisory Board, to increase the nominal capital of the Company in one ore several tranches by up to EUR 77,000,000.00 against cash contribution by issuing new individual share certificates and to determine the commencement of profit distribution pursuant to § 5 sect. 4 of the Articles of Association in derogation of statutory provisions. The authorization is to be granted for the longest period permissible under the law (5 years). It is to enable the Executive Board, acting with the consent of the Supervisory Board, to promptly respond to emerging financing requirements in connection with the implementation of strategic decisions.

Pursuant to § 203 sect. 1, § 186 sect. 1, 2 AktG the new shares shall be offered to the shareholders for subscription. However, within the scope of Authorized Capital I, the Executive Board is to be authorized, acting with the consent of the Supervisory Board, to exclude residual amounts from the shareholders' subscription right. The exclusion of the subscription right for residual amounts in connection with Authorized Capital I is necessary in order to achieve a technically viable subscription ratio. The shares excluded from the shareholders' subscription right as free residual amounts will be utilized to the best advantage of the Company either by sale on the stock exchange or through other channels. The potential dilution effect is low in view of the restriction to residual amounts. The Executive Board and the Supervisory Board therefore consider the exclusion of the subscription right for the reasons mentioned to be factually justified and reasonable for the shareholders.

Report relating to Item 13 on the Agenda:

Report of the Executive Board under §221 sect. 4 sentence 2 in conjunction with § 186 sect. 4 sentence 2 AktG

With respect to Item 13 on the Agenda, pursuant to § 221 sect. 4 sentence 2, § 186 sect. 4 sentence 2 AktG the Executive Board herewith provides a written report on the reasons for the suggested authorization to issue option and convertible bonds with the exclusion of the subscription right, as follows:

The suggested authorization to issue option and/or convertible bonds in an aggregate nominal amount of up to EUR 500,000,000.00 and to create the associated conditional capital of up to EUR 48,572,728.71 is to extend the possibilities of GEA Group Aktiengesellschaft as specified in greater detail below for financing its activities and to pave the way for the Executive Board, acting with the consent of the Supervisory Board, to access flexible and time-congruent financing facilities in the interests of the Company especially in the case of emerging favorable capital market conditions.

The shareholders are in principle entitled to the statutory subscription right to option and/or convertible bonds (§ 221 sect. 4 in conjunction with § 186 sect. 1 AktG). In order to facilitate the handling of a bond issue, the possibility is to be used to entrust the issuance of option and/or convertible bonds to a bank or a bank syndicate subject to the proviso to offer them to the shareholders in accordance with their subscription right (indirect subscription right as defined in § 186 sect. 5 AktG). The exclusion of the subscription right for residual amounts allows utilizing the requested authorization by applying rounded amounts. This will facilitate the handling of the shareholders' subscription rights. The exclusion of the subscription right in favor of the holders of already issued conversion and option rights involves the benefit that the conversion and/or option price for the already issued conversion and/or option rights need not be reduced so that overall a higher inflow of funds is made possible. Both cases of subscription right exclusion are therefore in the interests of the Company and of its shareholders. The issue amount for the new shares

must in each case correspond to 135 % of the stock market price determined in time congruence with the issuance of the convertible and/or option bonds.

The Executive Board is also authorized, acting with the consent of the Supervisory Board, to totally exclude the shareholders' subscription right if the option and/or convertible bonds are issued at a price which is not materially below the market value of those bonds. This will enable the Company to exploit favorable market situations promptly and without delay and to achieve better conditions in determining the interest rate and issue price of the option and/or convertible bonds by fixing the terms close to the market. The determination of the terms close to the market and smooth placement would not be feasible if the subscription right were safeguarded. Although § 186 sect. 2 AktG permits the publication of the subscription price (and hence of the terms of convertible and/or option bonds) up to the third-last day of the subscription period, in the light of the frequently observed volatility of the stock markets this would imply a market risk for several days which may lead to safety discounts in determining the bond terms and hence to conditions that are not so close to the market. Moreover, with the existence of a subscription right and the uncertainty with respect to its exercise (subscription behavior), the successful placing with third parties would be jeopardized or entail additional expenditure. Finally, when granting a subscription right, the Company would not be able to respond promptly to favorable or unfavorable market conditions because of the length of the subscription period, but would be exposed to recessionary stock prices during the subscription period which might result in an unfavorable situation for the Company in raising funds.

For this case of the total exclusion of the subscription right, pursuant to § 221 sect. 4 sentence 2 AktG the provision of § 186 sect. 3 sentence 4 AktG is applicable analogously. The limit prescribed there for subscription right exclusions, of 10 % of the nominal capital, has to be complied with in agreement with the content of the requested resolution. For the 10 % limit, the issuance of shares from Authorized Capital or existing shares is imputed to the extent to which the respective issuance is made with the exclusion of the subscription right pursuant to § 186 sect. 3 sentence 4 AktG. § 186 sect. 3 sentence 4 AktG also specifies that the issue price must not be materially below the market price. This is to ensure that no appreciable financial dilution of the value of the shares occurs. Whether or not such a dilution effect would occur when issuing convertible and/or option bonds excluding the subscription right, can be ascertained by calculating the hypothetical market price of the convertible and/or option bonds applying recognized, especially time-adjusted, methods and comparing the result with the issue price. If after dutiful examination this issue price is only immaterially below the hypothetical stock price at the time of issuing the convertible or option bonds, in agreement with the spirit of the regulation under § 186 sect. 3 sentence 4 AktG the exclusion of the subscription right is acceptable because the reduction is immaterial. Hence the motion for resolution provides for the condition precedent that before issuing the convertible and/or option bonds, after dutiful examination the Executive Board must come to the conclusion that the planned issue price will not lead to a noteworthy dilution of the value of the shares. As a result, the theoretical market value of a subscription right would decrease to almost zero so that the exclusion of the subscription right would not result in a noteworthy financial disadvantage for the shareholders. Whenever in the respective situation the Executive Board should consider it reasonable to obtain expert advice, it may avail itself of the services of experts. The syndicate banks flanking the issue would thus be able to assure towards the Executive Board in a suitable form that a material dilution of the value of the shares is not to be expected. An independent investment bank or expert may also confirm this. Irrespective of such an examination by the Executive Board, the determination of terms geared to the market requirements and hence the avoidance of a material value dilution are therefore safeguarded in the case of implementing the issuance applying the book-building method. Although according to this method, the option and/or convertible bonds are offered at a fixed issue price, individual terms of the option and/or convertible bonds (e.g. interest rate) are determined on the basis of the buy orders presented by investors and hence the total value of the bonds is

adjusted close to the market. All these precautions ensure that a material dilution of the value of the shares as a consequence of the exclusion of the subscription right will not materialize

Moreover, the shareholders have the possibility to preserve their share in the nominal capital of the Company even after the exercise of conversion or option rights, at any time, by acquiring shares on the stock exchange. The benefit of the authorization for the Company to exclude the subscription right consists in the fixing of terms close to the market, maximum security concerning the conditions for placing the bonds with third parties and the prompt exploitation of favorable market situations.

* * *

The following supporting documents are available for inspection by the shareholders from the day of notice of the Annual General Meeting at the offices of the Company at Dorstener Str. 484, 44809 Bochum:

- Annual Financial Statements of GEA Group Aktiengesellschaft and Consolidated Financial Statements at 31 December 2006 approved by the Supervisory Board, the Group Management Report combined with the Management Report of GEA Group Aktiengesellschaft as well as the Report of the Supervisory Board for the 2006 Fiscal Year, together with the recommendation of the Executive Board for the appropriation of profits

- Report of the Executive Board relating to Item 6 on the Agenda

- Report of the Executive Board relating to Item 7 on the Agenda

- Domination and Profit & Loss Transfer Agreements between GEA Group Aktiengesellschaft and GEA Ecoflex GmbH, GEA Happel Klimatechnik GmbH, GEA Klima- und Filtertechnik Wurzen GmbH and GEA IT Services GmbH, the Annual Financial Statements, the Consolidated Financial Statements, Management Reports and Group Management Reports of GEA Group Aktiengesellschaft for Fiscal 2004, 2005 and 2006, the Annual Financial Statements of GEA Ecoflex GmbH, of GEA Happel Klimatechnik GmbH, of GEA Klima- und Filtertechnik Wurzen GmbH and of GEA IT Services GmbH for Fiscal 2004, 2005 and 2006, the Management Reports of GEA Klima- und Filtertechnik Wurzen GmbH for Fiscal 2004, 2005 and 2006 as well as joint Agreement Reports of the Executive Board and the Boards of Management of GEA Ecoflex GmbH, GEA Happel Klimatechnik GmbH, GEA Klima- und Filtertechnik Wurzen GmbH and GEA IT Services GmbH

- Report of the Executive Board relating to Item 13 of the Agenda

On request, copies of the aforementioned documents and reports will be sent to each shareholder free of charge. The documents and the reports will also be available during the Annual General Meeting. In addition, they may be inspected on the internet at www.geagroup.com/de/hauptversammlung.

* * *

The nominal capital of the Company is subdivided in 194,366,618 individual share certificates with the same number of voting rights. At the time of notice of the Annual General Meeting, the Company holds 6,421,002 shares as treasury stock. These shares do not have voting rights.

Prerequisites for attending the Annual General Meeting and exercising the voting right

Pursuant to § 17 of the Articles of Association, those shareholders have the right to attend and vote at the Annual General Meeting who announce their attendance **at the latest by Monday, 23 April 2007, 24:00 hrs CEST**. The notice of registration requires the text form and should be in German or English. Simultaneously with the registration, the shareholders have to provide evidence of their right to attend the Annual General Meeting. For this purpose, it is sufficient to present proof of their shareholding issued in text form by their deposit bank or financial service institution.

Proof shall be furnished in German or English and relate to the reference date of the commencement of the 21st day before the Annual General Meeting (0:00 hrs CEST). The notice of registration and proof of entitlement must be submitted to the Company **at the latest by 23 April 2007, 24:00 hrs CEST**, at the following address:

GEA Group Aktiengesellschaft
c/o
WestLB AG
represented by dwpbank
Hauptversammlung
Wildungerstr. 14
D-60487 Frankfurt am Main
Fax: +49 (0) 69 5099-1110
Email: hv-eintrittskarten@dwpbank.de

On receipt by the Company of the notice of registration and proof of the shareholding, the shareholders will be sent admission tickets for the Annual General Meeting. In order to safeguard timely receipt of the tickets, the shareholders are requested to ensure that the notice of registration and proof of the shareholding are dispatched to the Company on time.

The voting right may be exercised by proxies or also by an authorized shareholders' association. The authorization requires the text form. Those shareholders who have registered in compliance with the provisions of § 17 of the Articles of Association, will be sent the respective proxy form.

We are offering to our shareholders representation at the Annual General Meeting by proxies appointed by the Company. The proxies will exercise the right to vote exclusively on the basis of the instructions passed by the shareholder. Instructions to the company proxies require the text form and must be received by the Company **at the latest by 27 April 2007, 24:00 hrs CEST** at the following address:

GEA Group Aktiengesellschaft
c/o Computershare HV-Services AG
Industriestr. 27
D-61381 Friedrichsdorf
Fax +49 (0) 89-309037-4671
Meldedaten@computershare.de

Shareholder Inquiries and Motions

Any queries or motions, including counter motions for the Annual General Meeting as well as suggestions for election will only be considered if addressed to

GEA Group Aktiengesellschaft
Rechtsabteilung/Corporate Legal Department
Dorstener Str. 484
D-44809 Bochum

optionally by fax +49 (0) 234 980-1055 or by email to hv2007@geagroup.com.

We will promptly publicize all motions of shareholders to be disclosed in accordance with § 126 AktG, as well as potential comments by the Administration on the internet at www.geagroup.com/de/hauptversammlung.

Bochum, March 2007
The Executive Board

GEA Group Aktiengesellschaft
Dorstener Str. 484, 44809 Bochum
www.geagroup.com

GEA Group Aktiengesellschaft
Bochum
ISIN: DE0006602006
WKN: 660200

GEA Group

Annual Shareholders' Meeting of the GEA Group

Bochum, April 30, 2007: Today's Annual Shareholders' Meeting of GEA Group Aktiengesellschaft, at which 49.49 percent of the company's issued voting share capital was represented, voted by a large majority to adopt the motions proposed by the management.

The results of the voting were as follows:

Agenda item 2
Motion on the appropriation of distributable profit

Yes votes: 99.98 % No votes: 0.02 %
The motion was adopted by the necessary majority.

Agenda item 3
Ratification of the acts of management of the Executive Board for 2006

The acts of management of all members of the Executive Board for 2006 were ratified.
The motion was adopted by the necessary majority.

Agenda item 4
Ratification of the acts of management of the Supervisory Board for 2006

The acts of management of all members of the Supervisory Board for 2006 were ratified.
The motion was adopted by the necessary majority.

Agenda item 5
Election of the auditors for 2007

Yes votes: 99.99 % No votes: 0.01 %
The motion was adopted by the necessary majority.

Agenda item 6
Authorization for the company to purchase its own shares

Yes votes: 98.83 % No votes: 1.17 %
The motion was adopted by the necessary majority.

Agenda item 7
Creation of a new Authorized Capital I and amendment of the articles of incorporation

Yes votes: 99.23 % No votes: 0.77 %
The motion was adopted by the necessary majority.

Agenda item 8
Deletion of § 4 subparagraph 8 of the articles of incorporation

Yes votes: 99.99 % No votes: 0.01 %
The motion was adopted by the necessary majority.

Agenda item 9
Approval of the conclusion of a control and profit transfer agreement with GEA Ecoflex GmbH

Yes votes: 99.99 % No votes: 0.01 %
The motion was adopted by the necessary majority.

Agenda item 10
Approval of the conclusion of a control and profit transfer agreement with GEA Happel Klimatechnik GmbH

Yes votes: 99.99 % No votes: 0.01 %
The motion was adopted by the necessary majority.

Agenda item 11
Approval of the conclusion of a control and profit transfer agreement with GEA Klima- und Filtertechnik Wurzen GmbH

Yes votes: 99.99 % No votes: 0.01 %
The motion was adopted by the necessary majority.

Agenda item 12
Approval of the conclusion of a control and profit transfer agreement with GEA IT Services GmbH

Yes votes: 99.99 % No votes: 0.01 %
The motion was adopted by the necessary majority.

Agenda item 13
Motion to authorize the issue of warrant-linked bonds and convertible bonds, excluding subscription rights, and at the same time to create a conditional capital and amend the articles of incorporation

Yes votes: 90.14 % No votes: 9.86 %
The motion was adopted by the necessary majority.

Details of each item on the agenda of the Annual Shareholders' Meeting can be found online at www.geagroup.com under the menu item Investor Relations / Annual Shareholders' Meeting.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

Approved for publication from
11am on Monday, April 30, 2007

Annual Shareholders' Meeting
GEA Group Aktiengesellschaft
April 30, 2007

Jürg Oleas
Chairman of the Executive Board

Check against delivery

Dr. Heraeus,
shareholders and shareholder representatives,
guests and friends of the company,
Ladies and Gentlemen,

On behalf of my fellow directors - Hartmut Eberlein, Klaus Moll and Peter Schenk - I would like to welcome you to this year's Annual Shareholders' Meeting.

SLIDE 2

2006 was a key year in the company's history. Just to summarize some of its main events:

- The transformation of your company into a focused specialty engineering group with excellent prospects of sustainable, profitable growth was largely completed.
- The disposal of Lentjes incurred further heavy losses that we recognized in our consolidated financial statements for 2006, whereas we will only be able to report the positive impact of the sale of Lurgi in our 2007 accounts.
- The growth achieved by our core businesses was well above average.
- The value of your investment in the GEA Group's shares significantly outperformed its benchmark indices in 2006.

I would like to start my presentation by discussing the disposal of our Plant Engineering operations.

I will then explain the key aspects of our business in 2006 and the performance of the company's shares.

After making a few comments on today's agenda I will then inform you about our plans and forecasts for 2007 and beyond.

SLIDE 3

The GEA Group has sold Lurgi - its Plant Engineering division - to the Paris-based Air Liquide Group, a globally active producer of medical and industrial gases. The company was sold for a price of around EUR 550 million. The deal is subject to

approval by the relevant antitrust authorities, which we currently expect to be forthcoming at the beginning of the third quarter.

The prospects for Lurgi to take its business forward within the Air Liquide Group are excellent. This disposal represented the completion of a process that we had launched at the end of August 2006. The fact that this process took longer than initially expected was due to the extraordinarily strong interest in Lurgi and the considerable complexity of the Plant Engineering business.

We believe the overall package we have negotiated - consisting of the sale price, guarantees and risk cover - represents an excellent outcome for the GEA Group. Based on the sale price plus the cash balances and pension liabilities acquired by the buyer, the transaction will improve the GEA Group's net position by EUR 70 million in total at the closing date. The positive impact of this deal that we report in the 2007 income statement is likely to be in excess of EUR 200 million.

By selling Lurgi, the GEA Group has taken another significant step toward restructuring its portfolio. Having sold Fleissner, a textile machinery factory, last year and integrated the operating activities of Zimmer AG into the Lurgi Group, the GEA Group has almost completed the process of disposing of its Plant Engineering businesses.

With respect to Lentjes GmbH, which is also for sale, we have already reached agreement in principle with a potential investor on this disposal. We expect a decision on the closing of this deal to be taken soon and will keep you informed of developments.

Once these disposals have been completed, the only part of the previous Plant Engineering segment left in the GEA Group will be Lurgi Bischoff, which is still profitable. Because Air Liquide owns the rights to the name Lurgi, Bischoff will be renamed.

SLIDE 4

That brings me to the year under review.

The 2006 fiscal year exceeded the Executive Board's expectations in terms of continuing operations.

Last year the company sharply expanded its volume of new orders year on year, increasing its sales accordingly. Its EBIT and earnings before tax exceeded its targets in absolute terms.

Taken together, the discontinued operations performed much worse than expected. Lentjes incurred heavy losses totaling EUR 345 million over the course of the year, which were mainly attributable to losses on orders, the deterioration of orders, and expenses incurred for order-related lawsuits. The losses on orders stemmed largely from penalties for delays and the availability of plant and equipment. In accordance with the prudence principle, these losses of EUR 345 million include the charges likely to be incurred by the sale of Lentjes. Once these adverse effects on profitability

had been analyzed, weaknesses were systematically identified and appropriate measures taken to eliminate them.

Although Zimmer posted an operating profit, the goodwill amortization and write-down on deferred taxes it had to recognize meant that it reported a significant loss overall. Lurgi's volume of new orders comfortably exceeded forecasts and its level of earnings before tax was encouraging. Taken together, the GEA Group's discontinued operations reported a net loss of EUR 475.6 million. On balance, therefore, the GEA Group reported a heavy net loss of EUR 288.2 million for 2006 despite the encouraging performance of its continuing operations.

Our core businesses achieved strong organic growth that outpaced that of their relevant markets, increasing their earnings by even more than their sales.

In 2006 the GEA Group's continuing operations increased their volume of new orders by well over EUR 1 billion, or 35 percent, from EUR 3.7 billion to EUR 5 billion. All segments achieved improvements. Acquisitions accounted for 3.6 percentage points of this growth.

SLIDE 5

The Customized Systems segment expanded its volume of new orders by 18 percent to EUR 878 million, with acquisitions contributing 3.4 percentage points of this growth. The construction sector, which had been in the doldrums for years, recovered, and the reluctance to invest in refrigeration systems, which was evident in 2004 and 2005, is now over. Both of the segment's divisions - Air Treatment and Refrigeration - achieved stronger growth than their respective markets. The comprehensive renewal of the Air Treatment division's product portfolio is beginning to pay off in terms of business volumes.

SLIDE 6

The Process Equipment segment improved by 21 percent on 2005's good result, winning new orders worth EUR 1.45 billion. Excluding acquisitions, this growth came to 19.6 percent. The Process Equipment division benefited from persistently strong demand - especially for plate heat exchangers - from the secondary energy market and the food industry. The Mechanical Separation division generated particularly strong growth in biofuels and its marine business. The Dairy Farm Systems division increased its volume of new orders on the back of stronger-than-expected demand from the US and the rapidly growing Russian market.

SLIDE 7

The Process Engineering segment reported a sharp year-on-year increase, raising its new orders by 47 percent to approximately EUR 2.3 billion. The Energy Technology and Process Engineering divisions both increased their new orders to more than EUR 1 billion for the first time in their history. The Energy Technology division generated growth both in the market for power plant cooling and in process cooling, its second-largest market. Strong demand from China - and, once again, from Europe - led to new orders, as did the persistently high global levels of capital investment in plant and equipment for producing and transporting gas. The Process Engineering

division performed well both in its powder technology business and in pharmaceuticals and brewing. It generated above-average growth in unit sales in the fast-growing markets of South America, Russia, India and China and in the new EU member states. The division benefited from brisk demand for bioethanol plants and the successful integration of its acquisitions, which included the Germany-based Huppmann Group. In doing so, it strengthened its brewery business with one of the market's leading micro-brewing specialists and can now offer a full range of process engineering for breweries. Acquisitions accounted for 6.2 percentage points of this segment's growth.

SLIDE 8

The GEA Group's continuing operations increased their sales by 28 percent year on year to over EUR 4.3 billion. Acquisitions contributed 3.2 percentage points of this increase. The sales growth reported in the Customized Systems and Process Equipment segments is roughly in line with the improvement in their volumes of new orders. Sales in the Process Engineering segment advanced by 32 percent. The sales growth in the "Other" segment is almost exclusively due to Ruhr-Zink, which raised its sales due to the high price of zinc.

Because of the large volume of new orders received in 2006, the GEA Group's order book at December 31, 2006 amounted to EUR 2.1 billion, an increase of 39 percent on the end of 2005. The company's full order books meant that its order book coverage increased further year on year.

The GEA Group's earnings before interest and tax (EBIT) from its continuing operations in 2006 came to EUR 298.2 million, an improvement of EUR 72.9 million, or 32.3 percent, on the figure for 2005. All segments contributed to this growth, albeit to varying degrees.

The Customized Systems segment increased its EBIT by slightly more than its sales. This profitability growth in 2006 was essentially driven by the Refrigeration division, which benefited from an improving market environment and significantly raised its productivity. The Air Treatment division failed to improve its earnings in 2006 because its product portfolio was extensively renewed and it was unable to fully pass on the sharp rise in its cost of materials - especially copper - to its customers.

Overall the Process Equipment segment maintained its EBIT margin at a high level. The Dairy Farm Systems division improved its profitability, benefiting from the productivity growth at its new state-of-the-art facility in Bönen, Germany. The Process Equipment division turned in a good performance on the back of strong demand for its products. Start-up costs for new production sites and the expansion of capacities prevented it from generating disproportionately strong earnings growth. The Mechanical Separation division had to write down the value of inventories in the US. Although its earnings were also affected by the disproportionate growth in its lower-margin business in new equipment and machinery, its after-sales services yielded higher returns.

The Process Engineering segment also increased its earnings before interest and tax. Earnings in the Energy Technology division were depressed by one-off quality-related costs. The Process Engineering division's margin declined owing to the first-

time consolidation of the recently acquired Huppmann Group, which generated sales of roughly EUR 50 million and, as expected, did not manage to turn a profit.

The sharp rise in the cost of materials, especially metals, was largely - although not fully - passed on to customers in the form of price increases in the core businesses. This was one of the reasons why the EBIT margin on the core businesses deteriorated slightly.

The Process Engineering segment's share of total core business grew disproportionately due to the economic situation and acquisitions. Because this segment's margin was below the average for the other segments, the GEA Group's EBIT margin is diluted by this strong growth.

Ruhr-Zink, which is reported in the "Other" segment, made a highly valuable contribution to earnings as it benefited from the higher price of zinc.

As holding-company costs fell, the overall EBIT margin on continuing operations improved to 6.9 percent.

The income tax liability of EUR 66.3 million comprises current taxes of EUR 46.0 million and deferred taxes of EUR 20.3 million. Continuing operations therefore generated a net income of EUR 187.4 million, which equates to earnings of EUR 1.00 per share.

Discontinued operations - including the necessary valuation allowances on deferred taxes - incurred a net loss of EUR 475.6 million, which equates to a loss of EUR 2.53 per share. Consequently, the GEA Group reported a net loss of EUR 288.2 million, which equates to a loss of EUR 1.53 per share.

SLIDE 9

The cash flow of EUR 114.3 million from operating activities was reduced by around EUR 95 million as a result of the losses incurred in the Plant Engineering units. Excluding this effect, the cash flow from operating activities came to EUR 209.3 million; in 2005 it had amounted to only EUR 52.0 million on a like-for-like basis. This sharp increase in operating cash flow was attributable in equal measure to the three core segments owing to their strong business performance and disproportionately low growth in working capital. Taken together, these units improved their cash flow by roughly EUR 224 million year on year. The cash flow from operating activities generated by discontinued operations in 2005 includes the Plant Engineering units and the Plastics division, which was sold in 2005.

Cash flow from investing activities amounted to minus EUR 86.4 million in 2006 compared with minus EUR 135.6 million in 2005. While EUR 100 million - a year-on-year increase of EUR 11.3 million - was invested in property, plant and equipment and intangible assets in 2006, cash payments for acquisitions fell year on year to EUR 22.2 million.

SLIDE 10

The net position of the GEA Group - including discontinued operations - improved by EUR 140.5 million from EUR 351.4 million at December 31, 2005 to a total of EUR 491.9 million. During the course of 2006 the GEA Group discontinued the system of cash clearing with the entities in the Plant Engineering segment that were up for sale. These companies had externally invested cash balances of EUR 324.2 million at the balance sheet date. The net position of continuing operations consequently came to EUR 167.8 million. Discontinued operations reported a total net financial position of EUR 805 million. The GEA Group's gearing - its positive net position in relation to its equity - improved to 39.0 percent from 22.2 per cent at the end of 2005.

At December 31, 2006, banks had granted GEA Group AG credit lines to borrow cash funds of EUR 859.6 million. As GEA Group AG only had bank debt of EUR 18.6 million in the form of a long-term amortizing loan to fund an acquisition, the unutilized portion of its cash credit lines amounted to EUR 841 million. This includes a syndicated loan facility of EUR 500 million that was originally granted in 2005. In the first quarter of 2006, rating agency Moody's raised its credit rating for GEA Group AG to Baa3, "outlook stable". After Fitch had previously confirmed the GEA Group's investment-grade status, the company managed to negotiate better terms for its syndicated loan facility in July 2006 in what was a benign credit and capital market environment. Furthermore, the GEA Group had performance bonds, advance payment guarantees and warranty obligation guarantees of EUR 2.3 billion available, EUR 1.1 billion of which was not utilized.

SLIDE 11

Total assets grew by only around three percent given the significant expansion in business volumes.

Equity decreased by EUR 322.6 million to EUR 1.3 billion. This was largely due to the fact that the net income of EUR 187.4 million on continuing operations did not compensate for the net loss of EUR 475.6 million on discontinued operations. The companies acquired in 2006 caused the GEA Group's total assets to increase by approximately EUR 86 million overall.

SLIDE 12

The number of people employed by the GEA Group rose from 15,606 to 17,473 during the reporting period. The headcount in Germany at the end of 2006 was 6,451 compared with 11,022 staff members working outside Germany. Gross income per employee increased by 10 percent in 2006 to EUR 111,000 compared with EUR 101,000 in 2005. At December 31, 2006 the GEA Group employed 470 apprentices and trainees compared with 389 at the end of 2005. Our trainee-to-staff ratio of 5.1 percent in Germany, compared with 4.8 percent in 2005, is evidence of the importance that the GEA Group attaches to vocational training and development. The GEA Group sees this training ratio, which is again in excess of its own requirements, as part of its social responsibility.

The Executive Board would like to thank all employees of the GEA Group for their dedication and cooperation in working toward our objectives. We would also like to thank the GEA Group's employee representatives around the world.

SLIDE 13

Expenditure on research and development (R&D) amounted to EUR 68.2 million in 2006 compared with EUR 51.4 million in 2005. This means that the GEA Group invested 1.6 percent of its sales revenue in R&D in the year under review. This ratio was as much as five percent in divisions that add considerable value during the production process. The winner of our innovation competition in 2006 was the Mechanical Separation division, which refined its processes for applications such as the extraction of juice from fruit by adding a process stage that uses an electric current to make the cell walls of the flesh porous. Only after this pretreatment is the juice actually extracted from the flesh of the fruit in the decanter. This provides the customer with simpler process engineering and a higher yield.

SLIDE 14

In order to round off our portfolio we acquired a number of companies that we will be able to integrate quickly and that have excellent prospects in the GEA Group. At last year's Annual Shareholders' Meeting I reported to you on the acquisitions of the Water division of Munters AB as well as ISISAN and the Huppmann Group. I will now outline the other deals we closed in 2006 and the first few months of 2007.

The Dairy Farm Systems division strengthened its market position by acquiring Houle & Fils, a Canadian company. Houle is a market leader in the design, manufacture and distribution of manure-handling equipment and systems as well as related equipment and services. The company employs some 300 people and generated sales of approximately EUR 38 million in 2006. The acquisition of Houle will further improve the competitive position of our Dairy Farm Systems division. This is a strategically important acquisition that will add valuable professional manure-handling equipment to the range of products and services offered by our Dairy Farm Systems division.

We also acquired Procomac, a northern Italian company that develops and manufactures bottling plants for food and beverage production and sells them worldwide. Procomac employs 540 people and generated sales of roughly EUR 115 million in 2006. It is a leader in the aseptic filling of PET bottles. Its product range includes traditional bottling plants, packaging equipment and process engineering systems that are used for turnkey installations in the food and dairy industries.

Furthermore, we acquired Denco Building Services, which is based in the UK. This company employs some 380 people and generates sales of roughly EUR 50 million. It develops, manufactures and sells air-conditioning systems that are an ideal fit for the GEA Group's portfolio of air-treatment products. Denco will provide GEA's Air Treatment business with market access to operators of data-processing and telecommunications centers in Europe, because the necessary clean-room operations require that temperatures and humidity levels be kept constant and that there is a low concentration of particles in the air. Furthermore, the company offers comfort air-conditioning systems, which are suitable for office buildings, hotels and residential property.

SLIDE 15

The GEA Group's Executive Board sees its main task as being to increase the value of the company.

The price of the GEA Group's shares rose by almost 63 percent in 2006 to EUR 17.07, thereby comfortably outperforming the MDAX, which gained 29 percent. This increased the company's market capitalization by EUR 1.3 billion to EUR 3.3 billion as at December 31, 2006. This encouraging trend has been continuing since the beginning of the year, and it has been accompanied by a sharp increase in the shares' trading volume. We significantly stepped up our investor relations efforts, partly in response to the larger free float in the company's shares. Apart from attending 11 roadshows and 15 capital market conferences we conducted 272 face-to-face meetings with investors, which was almost twice the number in 2005.

Given this outstanding performance by your investment in GEA Group's shares, it was a tough decision for the Supervisory Board and the Executive Board to propose that no dividend be paid for 2006. All things considered, however, this decision was necessary after the risks we had mentioned in the previous year with respect to our discontinued operations materialized on a significant scale during the course of 2006. Under German accounting standards, GEA Group Aktiengesellschaft reported a distributable profit of EUR 3.7 million as at December 31, 2006. The Executive Board and the Supervisory Board propose to the Annual Shareholders' Meeting that this distributable profit be carried forward to the next period.

Our expectation that we will be able to resume dividend payments for 2007 is clearly borne out by our financial results in the first quarter of this year.

SLIDE 16

Ladies and Gentlemen, your company started 2007 with its business in excellent shape. Its volume of new orders grew by 12.9 percent in the first quarter to EUR 1.381 billion.

Sales in the first three months rose by 26.1 percent to EUR 1.056 billion.

Although the first quarter is traditionally the weakest, we almost doubled our EBIT, which rose from EUR 35.2 million in the same quarter of last year to EUR 64.3 million - an increase of roughly 83 percent. Our EBIT margin improved significantly from 4.2 percent to 6.1 percent. Details of our financial results for the first quarter will be published on May 9, as announced.

SLIDE 17

I would now like to comment on some of the key items on the agenda. You will find the Executive Board's comprehensive written reports in the invitation to this meeting.

Item 6 on the agenda would authorize the company to purchase its own shares amounting to up to 10 percent of its issued capital and, in doing so, to revoke the existing authorization granted by the Annual Shareholders' Meeting on May 4, 2006. The existing authorization, which by law can only be granted for 18 months, is due to expire on November 4 this year. The proposed new authorization would enable the company to purchase its own shares at any time up to October 29, 2008 in order to

utilize the benefits of share repurchases in the interests of the company and its shareholders.

We have not utilized the existing repurchase authorization granted by last year's Annual Shareholders' Meeting.

Under agenda item 7 the Executive Board and the Supervisory Board propose to the Annual Shareholders' Meeting that a new Authorized Capital I be created. The existing authorization, which we have not utilized, expired on March 27 this year.

The proposed Authorized Capital I authorizes the Executive Board, with the consent of the Supervisory Board, to increase the company's issued capital on one or more occasions by up to EUR 77 million against cash contributions by issuing new no-par-value shares. This authorization is to be granted for the longest legally permissible term of five years. Its purpose is to enable the company to respond quickly to financing requirements that arise in connection with the implementation of strategic decisions. Existing shareholders are to be given the opportunity to purchase the new shares. However, the Executive Board will be authorized, with the consent of the Supervisory Board, to exclude shareholders' subscription rights for fractional amounts. This is necessary so that a technically practicable subscription ratio can be determined. Any potential dilutive effect is minimal because it is restricted to fractional amounts.

Agenda items 9 to 12 ask shareholders to approve the conclusion of control and profit transfer agreements with four wholly-owned subsidiaries of GEA Group AG.

The conclusion of control and profit transfer agreements with GEA Ecoflex GmbH and GEA Happel Klimatechnik GmbH is necessary because we continued to optimize the structure of our German shareholdings in 2006. Once the company had been restructured as a focused, highly profitable specialty engineering group, its operationally centralized management structure was no longer appropriate. To this end, beneficial ownership of the business operations of GEA Group AG was transferred to the subsidiaries that until then had run these businesses in their own name but for the account of GEA Group AG. This relieved the Group's holding company of its operational responsibilities, streamlining structures in the process.

The other two companies - GEA Klima- und Filtertechnik Wurzen GmbH and GEA IT Services GmbH - are covered by a tax-sharing agreement with GEA Group AG, so it was appropriate to conclude control and profit transfer agreements with these companies as well.

These four agreements, whose wording is identical, place these subsidiaries under the control of GEA Group AG and oblige them to transfer their profits to GEA Group AG. In return, GEA Group AG is obliged, for the duration of these agreements, to offset any losses that these subsidiaries incur. Because these companies are all wholly-owned subsidiaries of GEA Group AG, these agreements confer no entitlement to any compensation or cash payments.

As these agreements have already been approved by the relevant subsidiaries' shareholders' meetings, they will come into effect once they have been approved by

the Annual Shareholders' Meeting of GEA Group AG and entered in the subsidiaries' respective commercial registers.

The corporation tax-sharing agreement created by the conclusion of these control and profit transfer agreements will enable profits generated by these subsidiaries to be directly offset against GEA Group AG's losses or loss carryforwards for tax purposes. This will provide interest benefits and improve the company's liquidity. This is because in the absence of a tax-sharing agreement, any claims for reimbursement of capital-gains tax or advance corporation tax paid by subsidiaries will be delayed. In addition, corporate groups with tax loss carryforwards can prevent the statutory 25 percent corporation tax rate from being levied on subsidiaries' profits.

Any shareholders who are interested in the finer details of these agreements should consult the relevant reports available here and the other statutory documentation on these agenda items.

That brings me now to agenda item 13. The proposal to authorize the issue of warrant-linked bonds and/or convertible bonds with a total par value of up to EUR 500 million and to create the necessary conditional capital of up to just under EUR 48.6 million will provide the company with a greater range of options for financing its operations. Particularly in cases where capital market conditions improve, the Executive Board will be able - with the consent of the Supervisory Board - to take advantage of flexible and timely financing opportunities in the interest of the company. Shareholders will generally have the statutory right to subscribe for these warrant-linked bonds and/or convertible bonds. However, this subscription right may be excluded for fractional amounts or in favor of the holders of conversion rights or option rights that have already been issued. Furthermore, the Executive Board will be authorized - with the consent of the Supervisory Board - to fully exclude shareholders' subscription rights if the warrant-linked bonds and/or convertible bonds are issued at a price that is not much below the market value of these bonds. This will enable the company to take immediate advantage of favorable market conditions as and when they arise. By bringing its pricing into line with market rates, the company will therefore be able to achieve better terms and conditions when fixing the interest rate and issue price of warrant-linked bonds and convertible bonds.

SLIDE 18

The disposal of its Plant Engineering operations has given the GEA Group a new look. All of our continuing operations have a moderate risk profile, are highly profitable and have an excellent prospect of continuing their profitable growth.

The GEA Group's new focus means that we now need to redouble our efforts to strengthen our performance, which we started to do last year. We want to be best in class!

The GEA Group is run according to four strategic guiding principles:

- Market leadership and focus: the operating units in the GEA Group each concentrate on their core technologies and, in the vast majority of cases, are first or second worldwide in their respective markets

- Technology leadership through innovation: the GEA Group encourages and maintains its strong culture of innovation in order to stay ahead of its competitors technologically
- Strong profit orientation: decentralized operational responsibility for the profitability of business lines coupled with stringent cost management
- Calculated risks: active management of risk seamlessly across structures; stability through diversification within core businesses across sectors and regions.

SLIDE 19

The GEA Group therefore now focuses on the two core technologies of heat exchange and mass transfer. These technologies constitute the basic operations of process engineering and are needed in either the same or alternating combinations in various markets. The GEA Group has a particularly strong market presence in the food industry and in chemicals/petrochemicals, power generation, air-conditioning, pharmaceuticals and cosmetics.

The GEA Group's business is now split into the eight divisions Air Treatment, Refrigeration, Process Equipment, Mechanical Separation, Dairy Farm Systems, Energy Technology, Process Engineering, and Gas Cleaning. The divisions combined in each segment are organized according to their core technologies.

SLIDE 20

Our company attaches considerable importance to the issue of sustainability. We make a valuable contribution to this debate both in the company and within society. In our corporate magazine GENERATE we regularly comment publicly on the challenges facing today's world. By sponsoring several schools we are constantly seeking to build a dialogue with young people on the future of technology and its possible consequences. We see our efforts to enthuse these young people about technology and its uses as a valuable contribution to securing the future of science and technology.

As far as the issue of climate change is concerned, most scientists now agree that human action has an impact on the climate. The GEA Group focuses on the two technologies of heat exchange and mass transfer. These basic industrial and everyday processes use energy, which indirectly affects the climate. State-of-the-art plant and equipment provide an opportunity to minimize this impact by using energy efficiently. Energy efficiency is also a major factor determining the total cost of ownership and therefore, for both economic and ecological reasons, a key design criterion for our plant and equipment.

I would now like to discuss the company's business outlook for 2007 and beyond.

SLIDE 21

We are forecasting that the global economy will grow by at least three percent in real terms in both 2007 and 2008. Strong growth is also expected to continue in the emerging markets of Asia and eastern Europe. But the US, Japan and the euro zone could also achieve sustained growth rates in the region of two to three percent.

The German Engineering Federation (VDMA) is forecasting output growth of four percent for 2007. Given the high export ratio of 77.4 percent achieved in 2006, the VDMA expects to see further modest growth outside Germany, although it also believes that domestic business is continuing to pick up.

The GEA Group's most important markets – food and beverages, energy, chemicals/petrochemicals and pharmaceuticals – will continue to grow over the next few years because they are essentially being driven by the world's growing population and rising personal incomes, especially in the emerging markets. Growing demand for processed foodstuffs, medicines and energy will boost demand for process engineering. This will benefit the GEA Group, which has a sizeable market presence in these areas.

SLIDE 22

Once it has sold its Plant Engineering operations, the GEA Group will concentrate on expanding its core competency of process engineering. Organic growth and acquisitions will boost its new orders and sales in equal measure. Building on the solid market presence it has already established, the GEA Group will focus more on qualitative earnings growth than it has in the past.

The Executive Board expects the volume of new orders received in 2007 and 2008 to increase slightly on the already very high level of EUR 5.0 billion achieved in 2006. Based on the sales of EUR 4.3 billion generated in 2006, the Executive Board is forecasting sales growth of between five percent and ten percent in each of the next few years. Given the company's well-stocked order books, the Executive Board expects sales to grow by over ten percent in 2007. EBIT should continue to grow disproportionately. This will apply especially to the core segments, where we aim to raise the EBIT margin from 8.1 percent at present to almost 10 percent over the next three years. Following the company's successful start to 2007 we are sticking with this forecast for the period up to 2009. All three core segments will contribute to this performance. In 2007 we should begin to see real improvements primarily in the Air Treatment, Mechanical Separation and Energy Technology divisions, whose earnings were depressed by one-off events in 2006.

Providing that the economy continues to perform well, the Executive Board expects the GEA Group's EBIT margin to improve from 6.9 percent at present to over eight percent in the next three years. Because the EBIT margin will continue to improve over the next nine months, by the end of this year it should already have made considerable progress toward achieving its target for 2009.

SLIDE 23

Our revamped company is serving sectors that are fairly non-cyclical, such as the food and beverage industries, pharmaceuticals, the energy sector and chemicals. Demand for processed foods, milk, advanced medicines, and gas and electricity is growing as the world's population increases and living standards continue to rise, especially in the emerging markets. New nutritional trends and lifestyle products in the industrialized countries are a further source of growth for the sale of our specialist equipment and engineering processes.

Ladies and Gentlemen, our strategy is focused on adding value to the business. We have already made considerable progress in our attempts to transform the company from a good one into an excellent one. The only thing that can secure the future of your company is excellence and, building on this, a significant increase in its enterprise value for you, the shareholders.

First and foremost, excellence means improving the quality of our earnings. And by earnings quality, we don't mean cost-cutting programs and restructuring. We mean expanding our leading market positions and extending our cost leadership. In prioritizing profit margins over volume growth, we can only continue to be successful in the marketplace if we excel at innovative product differentiation and help our customers improve their own cost structures. The new GEA Group provides our operating companies with a corporate network that can act as a driver itself – by drawing on the strength of its financial resources and its ability to make acquisitions at any time. Our future performance will be measured by the extent to which we improve this earnings quality.

I would like to thank you for the trust you have placed in the GEA Group by owning its shares. We regard this as an obligation on our part in our future endeavors.

2.4 German Corporate Governance Code

GEA Group

Declaration of the Executive Board and the Supervisory Board of GEA Group Aktiengesellschaft on the Recommendations of the "Government Commission German Corporate Governance Code" pursuant to § 161 AktG

GEA Group Aktiengesellschaft complies with the **recommendations** of the German Corporate Governance Code as amended on 14 June 2007 with the following exception:

- The compensation of the Supervisory Board members does not provide for a performance-related component (Code item 5.4.7 para. 2 first sentence).

From the Declaration of Compliance dated 28 November 2006 onwards GEA Group Aktiengesellschaft has complied with the **recommendations** of the German Corporate Governance Code in its respectively valid version, with the exception stated below:

- The compensation of the Supervisory Board members did not provide for a performance-related component (Code item 5.4.7 para. 2 first sentence 1).

Bochum, 27th of November 2007

For the Supervisory Board	For the Executive Board	
Dr. Jürgen Heraeus	Jürg Oleas	Hartmut Eberlein

GEA Group Aktiengesellschaft
Dorstener Straße 484, D-44809 Bochum, Phone +49 - 02 34 - 9 80 - 0
Internet: www.geagroup.com
Headquarter: Bochum, HRB Nr. 10437, USt-Id Nr. DE 114 188 038
Chairman of the Supervisory Board: Dr Jürgen Heraeus
Executive Board: Jürg Oleas (Chairman), Hartmut Eberlein, Niels Graugaard
GEA Group Aktiengesellschaft

GEA Group

Erklärung des Vorstands und des Aufsichtsrats der GEA Group Aktiengesellschaft zu den Empfehlungen der "Regierungskommission Deutscher Corporate Governance Kodex" gemäß § 161 AktG

Die GEA Group Aktiengesellschaft entspricht den **Empfehlungen** des Deutschen Corporate Governance Kodex in der Fassung vom 14. Juni 2007 mit der nachfolgend aufgeführten Ausnahme:

- Die Vergütung der Aufsichtsratsmitglieder sieht keine erfolgsorientierte Vergütungskomponente vor (Kodex Ziffer 5.4.7 Abs. 2 Satz 1).

Seit der Entsprechenserklärung vom 28. November 2006 entsprach die GEA Group Aktiengesellschaft den **Empfehlungen** des Deutschen Corporate Governance Kodex in seiner jeweils geltenden Fassung mit der nachfolgend aufgeführten Ausnahme:

- Die Vergütung der Aufsichtsratsmitglieder sah keine erfolgsorientierte Vergütungskomponente vor (Kodex Ziffer 5.4.7 Abs. 2 Satz 1).

Bochum, 27. November 2007

Für den Aufsichtsrat

Dr. Jürgen Heraeus

Für den Vorstand

Jürg Oleas

Hartmut Eberlein

GEA Group Aktiengesellschaft

Dorstener Straße 484, 44809 Bochum, Telefon (02 34) 9 80 - 0
Internet: www.geagroup.com
Sitz der Gesellschaft: Bochum, HRB Nr. 10437, USt-Id Nr. DE 114 188 038
Vorsitzender des Aufsichtsrats: Dr. Jürgen Heraeus
Vorstand: Jürg Oleas (Vorsitzender), Hartmut Eberlein, Niels Graugaard

GEA

Global Business Conduct Policy

Status: December 2007

Contents

Preamble

As an internationally active group of companies, GEA Group Aktiengesellschaft and its subsidiaries (hereinafter jointly referred to as "GEA Group") have to respect diverse social, political and legal rules in Germany and abroad. Even seemingly negligible infringements of law by employees, board members, directors and officers may substantially impair the reputation of the enterprise and cause considerable – including financial – damage.

This Global Business Conduct Policy describes the values, principles and modes of action which guide the entrepreneurial conduct of GEA Group. The Global Business Conduct Policy reflects the goal to safeguard compliance with applicable law and regulations (including the internal guidelines) throughout GEA Group and to create a work environment which distinguishes itself by integrity, respect and fair and responsible conduct. It is applicable worldwide to all employees, board members, directors and officers of the GEA Group.

1. Compliance with Applicable Law and Regulations

Compliance with all applicable law and regulations (including the internal guidelines) is the indispensable basis of all actions within GEA Group.

This Global Business Conduct Policy cannot deal with all legal provisions which the board members, directors and employees of the GEA Group have to observe worldwide. It only establishes a few essential principles for responsible action of the GEA Group including its employees, board members, directors and officers. The Global Business Conduct Policy is complemented by specific internal guidelines and training initiatives for certain fields of law such as the anti-corruption and anti-trust laws, for example.

All employees, board members, directors and officers of the GEA Group are under the obligation to be informed about the legal provisions and internal guidelines applicable to their sphere of responsibility in the company and, in cases of doubt, to obtain legal advice from the competent authority within the GEA Group.

2. Fair Competition

It is in line with the business policy and ethics of the GEA Group to support and ensure fair competition. In its competitive industry environment, the Group relies on performance, customer orientation and quality of its products and services. It respects all applicable domestic, supranational and foreign cartel and anti-trust laws as well as the law against unfair competition and also expects its competitors to act accordingly. Agreements with competitors concerning prices or terms and conditions shall be avoided as well as agreements with competitors for the purpose of market allocation. Nor may arrangements that are not allowed under anti-trust law be replaced with modes of behavior agreed with competitors or coordination of interests within trade associations.

Unfair competitive practices are rejected by the GEA Group. Where its companies hold a market dominating position, this situation must not be misused in the relationship with customers and competitors.

All individuals assigned to the management of a business or a business unit shall be obliged to select carefully those employees who are to be entrusted with competition-relevant duties, inform them continuously about the prohibition of restraint of competition, monitor compliance with such prohibition through suitable measures and draw their attention to the serious legal consequences of infringements of the anti-trust laws for both the company and the acting individuals. Every employee, all board members, directors and officers must be aware that any infringements and violations of the rules of competition are by no means in the interests of GEA Group and must therefore be avoided without exception.

More details on this topic are contained in the Competition Law Guideline of GEA Group Aktiengesellschaft.

3. Corruption

The GEA Group bans corruption in its business activities in Germany and abroad and has established for this purpose strict standardized rules of conduct in its Anticorruption Guideline. This relates to dealing with public officials as well as with employees, board members, directors and officers of other companies. In connection with the business activities of GEA Group in Germany and abroad it is not allowed to promise or grant employees, board members, directors and officers of other companies and public officials any personal advantages or benefits as consideration for preferred treatment.

The employees, board members, directors and officers of GEA Group are not bribable or corruptible and will not draw any benefit from their activity – apart from the remuneration they are paid by the company. Hence they will not accept any presents (except for the usual promotional gifts), invitations exceeding the customary scope (e.g. holiday trips) or other direct or indirect favors or advantages and will themselves refrain from granting such favors or advantages to competitors, consultants, customers, suppliers, service providers and other business partners of GEA Group.

For details please refer to the Anticorruption Guideline of GEA Group Aktiengesellschaft.

4. Conflicts of Interests

It is part of the official duties of all employees, board members, directors and officers of GEA Group to avoid conflicts of interests between their private, personal interests (direct or indirect or through related parties) and the interests of GEA Group. The interests of GEA Group shall always have priority.

The avoidance of conflicts of interests also requires that the employees, board members, directors and officers of GEA Group shall prevent even the impression of preferred treatment in business transactions with competitors, consultants, customers, suppliers, service providers and other business partners of GEA Group based on personal closeness to some of the persons mentioned.

Examples of conflicts of interests are, among others, the private exploitation of business opportunities, property or employees of the company.

Conflicts of interests may also occur

- when becoming active as employee, director, consultant or investor in relation to competitors, consultants, customers, suppliers, service providers and other business partners of GEA Group (e.g. buyers or sellers of company shareholdings or their consultants);

- in the case of private business relations with competitors, consultants, customers, suppliers, service providers and other business partners of GEA Group.

In cases of doubt it is essential to consult the superior and/or disclose the potential conflict of interest and obtain the comment of the responsible Compliance Officer (see item 12 below).

5. International Trade

For GEA Group the legal provisions governing international business transactions relating to its products and services shall be mandatory. That is why the companies of GEA Group abide by all export and import prohibitions and approval requirements imposed by public authorities which are applicable under national and/or international law. In case of questions please contact your competent Division Foreign Trade Officer or Mr. Dieter Lauer who has been named Chief Foreign Trade Officer (dieter.lauer@gea-westfalia.de) for GEA Group.

6. Fair Working Conditions

The commercial success of GEA Group depends to a high degree on its employees. The company therefore avows to the principles of social responsibility (see in particular the Social Responsibility Principles / Codes of Conduct of GEA Group Aktiengesellschaft from April 2006). It is therefore in the very interest of the company that fair working conditions prevail at GEA Group worldwide.

The requirement to create fair working conditions excludes all forms of discrimination of employees by virtue of their sex, sexual orientation, origin, color of skin or other personal features. GEA Group has made it a rule that special attention is to be attributed to the equality of opportunities of minorities in the company.

GEA Group considers it its duty to be a social employer everywhere in the world and to treat its employees with respect and in a socially compatible way. This implies compliance with all occupational health and safety provisions in order to warrant labor safety at the working place. GEA Group also expects its employees to interact with their peers respectfully. Personal offenses or sexual harassment will not be tolerated.

7. Loyal and Transparent Reporting

For GEA Group true and transparent reporting both within the Group and to the outside is indispensable. All employees, board members, directors and officers at GEA Group are therefore obliged to conscientious, complete, loyal and timely reporting within the Group. Employees, board members, directors and

officers of GEA Group with reporting obligations towards to third parties (e.g. auditors, investors, public authorities and the press) shall follow the same principles. This is essential for the credibility of the GEA Group on the capital market and in other business and social relations.

Please note that the financial statements of GEA Group Aktiengesellschaft are subject to potential scrutiny and review by an external independent authority (German Agency for Accounting) in so called enforcement proceedings.

For details please refer to the Enforcement Proceedings Guideline of GEA Group Aktiengesellschaft.

In addition insider informations which, when disclosed, may have an impact on the stock price of GEA Group shares (see below under 9.), has to be promptly disclosed by GEA Group Aktiengesellschaft to the capital market (so called ad-hoc disclosure). Therefore potential insider information needs to be reported promptly to the Chief Financial Officer or any other member of the Ad-hoc Team of GEA Group Aktiengesellschaft.

For details please refer to the Ad-hoc Disclosure Guideline of GEA Group Aktiengesellschaft.

8. Product Safety and Environment Protection

GEA Group constantly strives for developing innovative and high-quality products and processes for its customers. In doing so, it attributes high priority to product safety.

To the same extent GEA Group attaches great importance to environmental protection in developing and manufacturing its products. This refers to both the consumption of energy and the protection of our natural environment.

These principles are also mandatory for the employees at their respective working places.

9. Insider Dealings

GEA Group Aktiengesellschaft as a listed company abides by strict securities law provisions which prohibit, among others, insider dealings by employees, board members, directors and officers of GEA Group. Any knowledge of confidential internal projects or of events in GEA Group must therefore not be used for any other than business purposes and must not be disclosed to third parties. "Third parties" according to this definition are also family members or GEA Group employees who do not need to have knowledge of the respective project or transaction for their work.

In the case of knowledge of confidential projects or events which, when disclosed, may have a impact on the stock price of securities, especially the shares of GEA Group Aktiengesellschaft (so-called insider information), the personal exploitation and/or unauthorized disclosure to others is illegal and subject to punishment. It is also prohibited to recommend to others, on the basis of insider information, the acquisition or sale of securities or to induce them to such action in any other way. Examples of insider information may be information about the acquisition or the disposal of material participations of GEA Group or information about material changes in sales or profitability of GEA Group.

For details pleases refer to the Insider Guideline of GEA Group Aktiengesellschaft.

10. Duty to Observe Secrecy

The knowledge and information acquired at GEA Group are an essential element for its commercial success. GEA Group invests substantial human and financial resources in the development of innovative products and services. The protection of the innovations thus developed secures to GEA Group its success in competition; hence they are an asset requiring special protection.

All employees, board members, directors and officers of GEA Group are obliged to prevent such knowledge and information, inasmuch as they represent company or business secrets, from becoming known outside the GEA Group, for example through the unauthorized circulation of sensitive data in discussions with third parties or in expert journals. Moreover, employees having access to such knowledge and information should verify whether obtaining intellectual property right protection is suitable for such knowledge and/or information.

Trade or company secrets of business partners of GEA Group shall also be protected from unauthorized disclosure.

11. Data Privacy

Respecting the personality of our employees includes the protection of their personal data. GEA Group therefore sees to compliance with the respectively valid data protection regulations and also asks its employees to observe such regulations.

For details please refer to the Data Privacy Guideline of GEA Group Aktiengesellschaft.

12. Internal Organization for Compliance with the Global Business Conduct Policy

The executive employees of GEA Group are expected to inform all employees of GEA Group worldwide about this Global Business Conduct Policy (including its relevant accompanying internal guidelines) in a suitable form. Moreover, by means of careful and ongoing monitoring, the managers have to safeguard compliance with the Global Business Conduct Policy and its implementation in the company practice. All employees of GEA Group must know that infringements of the Global Business Conduct Policy will by no means be tolerated and may lead to consequences under service or labor law depending on the severity of the infringement.

GEA Group Aktiengesellschaft has appointed a Chief Compliance Officer for supervising compliance with the principles laid down in this Global Business Conduct Policy:

Stephan Petri
General Counsel
GEA Group Aktiengesellschaft
Dorstener Str. 484
44809 Bochum
Phone: +49 234 980 1480
Fax: +49 234 980 1483
stephan.petri@geagroup.com

In each division of GEA Group and operating Other Company a Division Compliance Officer has been appointed. The Division Compliance Officers shall be members of the boards of the Divisions or Other Companies or shall directly report to these boards.

All employees may submit suggestions and complaints, especially report infringements of the Global Business Conduct Policy, to their respective Division Compliance Officer or the Chief Compliance Officer without having to fear sanctions or disadvantages.

Bochum, December 2007

GEA Group Aktiengesellschaft
The Executive Board

Anticorruption Guideline

for

GEA Group Aktiengesellschaft

and

its Group Companies

Status: December 2007

GEA Group is committed to comply with the laws of all jurisdictions in which it is active. The Company relies on performance, customer orientation and quality of its products and services, not on illegal or unethical practices, to succeed. GEA Group does not, therefore, engage in or tolerate corruption or other illegal practices. It expects all its officers, employees and business partners (e.g. agents, consultants, suppliers) to refrain from any form of corruption in any country, and will take appropriate action against those violating this obligation.

1. Introduction

1.1 Bribing public officials, or employees or representatives of other companies (customers, suppliers, etc.) as well as requesting, allowing oneself to be promised, or accepting bribes is illegal. According to German law and the laws of many other countries this also applies to acts committed abroad, irrespective of local customs.

1.2 Acts of corruption are likely to lead to very serious personal sanctions for the persons involved. Sanctions may include:

- Imprisonment;
- Fines;
- Personal damages claims;
- Disqualification from certain professions or functions;
- Travel restrictions; and
- Consequences under labour law.

1.3 Acts of corruption can also lead to very serious consequences for GEA Group. In Germany and in numerous other countries any benefit derived from corruptive practices by or on behalf of the company may be disgorged and collected by the State Treasury. Some countries impose criminal penalties on companies involved in acts of corruption.

1.4 In many countries any contracts that are a result of corrupt practices are considered or declared invalid by law. The entire payment received from a customer may therefore be claimed back. Moreover, claims for the payment of damages may be raised by the contracting parties concerned and by the affected competitors.

1.5 In the case of export contracts based on acts of bribery the export credit insurance may be cancelled.

1.6. In Germany and many other countries, bribery expenditures are not tax-deductible as operating expenses, which means that they will increase the taxable profit of the company and hence its tax burden.

1.7 Other possible consequences of corruption for GEA Group are the exclusion from public contracts, and the loss of reputation and goodwill.

1.8 Passive corruption, i.e., officers or employees of GEA Group requesting, allowing themselves to be promised, or accepting bribes in return for favors to other companies or parties, leads to financial and reputational damage as well as to other potential adverse consequences for GEA Group.

1.9 Acts of corruption frequently include other criminal acts, such as embezzlement, defalcation, fraud, money laundering, and violations of tax laws and foreign exchange laws. This may lead to even more serious sanctions.

1.10 The risk of detection of corruption is high. In some countries, including Germany, tax auditors are under the obligation to notify any suspicion that asserted operating expenses may have been used for bribery (or that other unlawful acts have been committed) to the prosecuting authorities which will investigate the case. Experience shows that there are numerous other ways by which corruption may come to light.

1.11 Anticorruption laws generally prohibit not only direct corruption but also indirect forms of corruption that are used for purposes of subterfuge. Examples for indirect corruption are bribes granted to relatives or friends of the intended recipient or bribes covered as "fees" for services that have in fact little or no value, unlawful discounts or bonuses, equity participations, overpricing etc. Consequently, it is not possible to circumvent anticorruption laws by using methods that appear superficially to be legal but that have corruptive effects.

1.12 Conclusion:

- Bribery and corruption are serious offenses.
- Persons involved in corrupt practices may be severely punished.
- Corrupt practices may cause massive damage to GEA Group.
- Authorities are dedicating increased attention to the investigation of cases of corruption. The risks of detection and punishment are high.
- Even a suspicion of a corrupt action may entail substantial disadvantages for GEA Group.

In order to protect the employees and GEA Group from such consequences it is not sufficient to avoid actual acts of corruption. Hence in order to prevent even suspicion of corruption and the concomitant difficulties, the provisions of this Guideline set forth below must be strictly adhered to.

2. Prohibition of Bribery (Active Corruption)

2.1 General Prohibition

It is prohibited to offer, promise or grant domestic and foreign public officials any personal benefits (see 2.6). It is also prohibited to offer, promise or grant any domestic or foreign employees or representatives of companies any undue personal benefits (see 2.2 to 2.5).

Corrupt practices on the part of service providers acting as intermediaries (e.g. agents, brokers, middlemen, consultants and advisors, but not suppliers of parts/services which GEA Group involves in the normal course of business) or partner companies in consortia and joint ventures are also prohibited.

These prohibitions apply in every country in which GEA Group conducts business and to every employee regardless of citizenship. These prohibitions apply even if corrupt practices are common in a particular country and are not considered unethical by the local business partners.

Example: An agent of GEA Group offers money to an employee of a potential customer in exchange for preferred treatment. This happens in a country where such payments are common. The agent's action is generally attributable to GEA Group and the employees involved. The action violates the anticorruption laws of Germany and other countries and would lead to investigations and sanctions.

2.2. "Facilitation Payments"

In some countries, payments to subordinate public officials aiming to accelerate processing by the authorities of operations to which a legitimate right exists (e.g., customs clearance of legally imported spare parts or auxiliaries/utilities needed for the acceptance of a plant after construction) are common. These so-called facilitation payments are in most cases illegal and should not be made. No payment may be made without prior consent by the Corporate Legal Department of GEA Group AG or the responsible Compliance Officer.

Facilitation payments in Germany are always illegal and must not be made.

2.3 Relations with Service Providers

2.3.1 Duty of Examination of all Kinds of Service Providers

A suspicion of bribery and corruption channeled via service providers (e.g., agents, brokers, middlemen, consultants and advisors, whether commercial, technical or other, but excluding normal service contracts with auditors, tax advisors and legal advisors) may arise in certain situations in connection with service contracts.

Example: A technical expert based in a foreign country offers GEA Group his support in selling products in that country, be it as a well-connected consultant ("door opener") or as an agent. The expert asks for a very high remuneration that GEA Group would have to pay in advance. These circumstances make it appear that the expert will use some of the remuneration to bribe employees of a potential customer. The expert cannot be used under these conditions.

Transactions with potential service provider must be examined to determine if such situations might exist. For such examinations, the checklist attached as Annex 1 shall be used. Service providers with whom already a business relationship exists shall also be included in the examination regarding future projects.

If it is obvious that the involvement of a specific service provider or of a specific category of service providers cannot create the suspicion of bribery, the Chief Compliance Officer of GEA Group can exempt that service provider or category of service providers from the requirements of Sections 2.3.1 to 2.3.4 of this Guideline.

2.3.2 Contracting Prohibition

Service providers with respect to whom one or more items in Part A of the checklist attached as Annex 1 were marked as true and applicable must not be retained.

2.3.3 Modified Contracting Prohibition

Service providers with respect to whom one or more items in Part B of the checklist attached as Annex 1 were marked as true and applicable may only be involved if it can be determined and documented that in the particular case the circumstances do not substantiate suspicion of corrupt practices channeled via the service provider in question.

Examples:

- A track record (e.g., reference list) is available concerning a service provider from one of the territories mentioned in Part B of the checklist, and the track record clearly shows that the service provider is a professional and reliable company or person. References given by the service provider have to be checked and the results have to be documented.

- The unusually high amount of remuneration is justified by an equivalent scope of performance of the service provider. This has to be documented.

- The demand for advance payment of the service provider's remuneration is justified because the services are to be rendered in the advance phases of the project. This has to be documented.

The involvement of a service provider within the scope of this Section 2.3.3 is only permissible (i) with the approval of the Division President or a person designated by him and the responsible Compliance Officer (who will liaise in cases of doubt with the Chief Compliance Officer of GEA Group), (ii) subject to the condition that the service provider signs a written statement in conformity with the specimen in Annex 2 and (iii) that appropriate documentation of the service provider's activity can be verified by the respective GEA Project Manager (based on activity reports of the service provider, additional written evidence of his activity, file notes by the respective GEA Project Manager and other relevant documents).

2.3.4 Duty of Documentation

The involvement of service providers shall be documented in the respective project file:

- Initiation of contracts: filled in checklist pursuant to Annex 1, approval of the Division President or of the individual designated by him as well as the responsible Compliance Officer in the cases outlined in Section 2.3.3;

- Conclusion of contract and project execution: in cases of Section 2.3.3 including signed declaration in Annex 2, written specification of the services to be performed by service provider, service provider's written activity reports, further written evidence of his activity, e.g. file notes by the respective GEA Project Manager, and other relevant documents.

2.3.5 Duty to Inform Service Providers and Report Violations

In their contacts with service providers, GEA Group's employees must make it clear that GEA Group is committed to comply with all applicable laws, does not tolerate corrupt practices or other illegal practices, and will end the relationship with a service provider in case of corrupt practices or other serious illegal behaviour. If there is evidence for corrupt practices or other serious illegal behaviour by a service provider, employees shall inform the responsible Compliance Officer or legal department.

2.4 Payments to Employees or Representatives of other Companies

GEA Group does not make unearned payments to employees or representatives of other companies, neither directly nor through service providers. Even if those payments should be common in some countries, they are illegal and not acceptable to GEA Group.

Example: An employee of a potential customer is willing to award a contract to GEA Group, even at a higher price than originally envisioned ("overpricing"), if GEA Group transfers a "fee" to an account in the Virgin Islands. This looks like an illegal "kick-back" in favor of the employee personally, which would constitute bribery under the anticorruption laws of Germany and many other countries.
The same would be true if the payment was disguised as remuneration for "consulting services" by the employee or persons near to him, or if the payment was made through a service provider of GEA Group.

A "kick-back" is any money, fee, commission, credit, gift, gratuity, thing of value or compensation of any kind provided, directly or indirectly, by an employee or intermediary, for the purpose of improperly obtaining or rewarding favourable treatment in connection with a business arrangement or contract.

Kick-backs are often disguised as payments to the customer or third parties, e.g., payments for fictitious warranty claims of the customer, which are actually made to personal accounts of employees. In order to prevent this, payments to customers of GEA Group may only be made if the conditions set out in Annex 3 are met.

All payments to customers must be documented in a way that will allow GEA Group in case of an investigation to prove that the payments met the conditions set out in Annex 3 and were legitimate payments, not "kick-backs".

2.5 Hospitality, Gifts and other personal Favors

Hospitality (e.g., invitations to restaurants or sport events, catering, covering of personal travel expenses), gifts and other personal favors to employees or representatives of other companies may only be made if their total value and the circumstances of the case do not create the impression that the recipient is expected to act in a certain way because of the favor. Whether or not this is the case depends on the specific circumstances, particularly on:

- The value of the favor;
- The frequency in which favors are granted;
- The position of the recipient within his company; and
- Whether it is socially common or even necessary to grant the favor (e.g., a bouquet of flowers at an invitation).

Favors must never be granted secretly. Invitations or gifts should always be sent to the official business address of the recipient, not to a private address. Favors to spouses or relatives of employees or representatives of other companies may only be granted under exceptional circumstances. Never give cash or cash equivalents (e.g., vouchers).

Some countries or companies do not allow employees or representatives of companies to accept any invitations or gifts at all. Other countries or companies may impose monetary limits on the value of favors that may be received by employees or representatives of companies. Before you invite someone or make a gift, you should make sure that the recipient can lawfully accept it.

Examples:

- After a meeting that lasted the whole morning, employees of GEA Group invite employees of a customer to a standard business lunch. Given the moderate value and the link to the meeting, it is clear that the invitation will not oblige the invitees to grant GEA Group any undue favors in return.
- An employee of GEA Group gives to an employee of a customer a stereo system as a birthday present. Given that birthday presents to business partners are not socially required and that the gift has a rather high value, it creates the impression that the recipient is expected to return the favor. Therefore, the gift cannot be made.
- An officer of GEA Group invites the chief executive officer or a junior employee of a customer to a football match. In the case of the chief executive officer, the invitation is likely to be legal, because a person holding such a position can usually not be expected to be influenced by such an invitation, unless the value of the ticket is unusually high or if the invitation is made in connection with a future business decision. The ticket would have to be sent to the invitee's official business address. In the case of the junior employee, the invitation may be prohibited as it creates the impression that the invitee is expected to return the favor. Also in this case the invitation would be illegal if it were linked to a future business decision to be taken by such junior employee. That invitation should not be made.

2.6 Stricter Rules regarding Public Officials

The anticorruption laws of many countries, including Germany, do not allow the granting of personal favors to domestic or foreign public officials (civil servants, elected officials, military personnel or other holders of public offices), even if the favors have only a small value and would be acceptable if they were granted to employees of a company. Against that background, employees and officers of GEA Group may not grant any favors that have a financial value (e.g. invitations or gifts) to public officials. During longer meetings, simple nonalcoholic drinks and snacks may in most countries be offered, if the public officials do not object.

Example:
After a long meeting with a customs officer, an employee of GEA Group invites the officer to a standard lunch at a restaurant. The invitation could be considered illegal under the anticorruption laws of many countries, including Germany, and should not be made.

3. Prohibition of Requests and Acceptance of Bribes (Passive Corruption)

3.1 General Prohibition

Employees and officers of GEA Group may not request, allow themselves to be promised, or accept favors from current or potential business partners for themselves or for people who are close to them (e.g., spouses, relatives, and friends). This prohibition applies even if the employee or officer of GEA Group does not change his or her behavior towards the business partner, i.e. if the favor has no effect.

In particular, employees or officers of GEA Group must not request or accept favors from suppliers in return of the award of contracts or any other actions that are beneficial to the supplier (e.g., not claiming damages from a supplier for defective products it had supplied to GEA Group).

3.2 Hospitality, Gifts and other personal Favors

Employees and officers of GEA Group may accept personal favors (e.g., invitations to restaurants or sport events, gifts) only if there is no impression that they are expected to return the favor, particularly if a business decision by such employee or officer of GEA Group which could be relevant to the counterparty is foreseeable in the near future. Whether or not this impression can arise depends on the specific circumstances, particularly on:

- The value of the favor;
- The frequency in which favors are granted;
- The position of the recipient within GEA Group; and
- Whether it is socially common or even necessary to accept the favor (e.g., a Christmas present of small value from a business partner).

Favors must never be accepted secretly. Employees and officers of GEA Group may not accept gifts which are sent to their private addresses, or to their relatives or friends. Invitations for spouses and relatives can only be accepted under exceptional circumstances. Cash or cash equivalents (e.g. vouchers) can never be accepted.

Examples:
- A supplier invites you and your spouse to the opening of a new facility, followed by a diner with dancing. This invitation has a moderate value and is a one-time occasion. It is socially common to invite spouses to evening events if they include dancing. You can accept the invitation, but should inform your superior to avoid the impression of secrecy.

> A supplier sends you to your home address a voucher for a family ticket to an adventure park as a Christmas present. The considerable value of the voucher, the fact that it may be returned in exchange for cash and the fact that it was sent to your home address make it impermissible for you to accept it. You should immediately send it back, explaining that company policy requires the return of the gift, or give it to your superior to send back and inform a Compliance Officer.

If you are in doubt about whether you can accept something, contact your Compliance Officer. If you realize that someone is attempting to bribe you or other officers or employees at GEA Group, you should immediately inform a Compliance Officer, or your own or GEA Group's Corporate Legal Department, because it is important for the legal and compliance team to be aware of that threat to GEA Group's integrity and reputation.

4. Responsibility and Monitoring

The Division Presidents, respectively the managing directors of operative Other Companies, are responsible for the compliance with this Anticorruption Guideline within their Division or Other Company. The Executive Board of GEA Group AG has compliance with this Anticorruption Guideline monitored by Corporate Audit within the scope of regular standard audits and – if necessary – by separate audits. However, none of these measures relieves GEA Group's employees and officers from their duties stipulated in this Anticorruption Guideline.

5. Consequences of Violations

Any violation of this Guideline which may also include contribution to the concealment of infringements can have consequences under labor law up to and including termination of employment for cause without notice and claims for damages. However, GEA Group requires all its officers and employees to report violations and values these contributions, even if the reporting officers or employees could have been involved in some wrongdoing.

6. Further Questions and Cases of Doubt

Most countries prohibit acts of corruption. Their laws usually follow the basic concepts and international conventions on which this Anticorruption Guideline is based. However, the laws of some countries may even be stricter.

If you have questions which this Anticorruption Guideline does not answer or if you are in doubt whether a behaviour is legal, please contact the responsible Compliance Officer or your own or GEA Group's Corporate Legal Department.

This Anticorruption Guideline shall become effective on January 1st, 2008.

Bochum, December 2007

GEA Group Aktiengesellschaft

The Executive Board

ANNEX 1

Checklist of Service Providers (including Agents)

I. Project name:

II. Name / Company of the potential service provider, domicile:

III. Reasons for choosing this service provider:

IV. Available information regarding the service provider:	Available	Not available
Dunn & Bradstreet report (or equivalent, e.g. Creditreform report)		
Reference list		
Financial statements		
Company brochure		
Other (i.e. organizational chart; information on members of management, shareholders, etc.):		

V. Type of service concerned:

VI.		FOR CHECKING FACTS - PART A -	True
1.		The service provider is listed on the internal GEA Group blacklist.	
2.		There is/will be no written and signed contract.	
3.		The service to be rendered by the provider is not defined with particularity, e.g. mediation for contract X or contracts in region Y.	
4.		The service to be rendered by the provider does not have a plausible value for GEA Group.	
5.		The remuneration agreed with the service provider is to be paid cash without proper receipt.	
6.		The service provider has not provided wire instructions for its remuneration that indicate an account – in the service provider's name (no numbered account or account in somebody else's name) and – at a bank in its home country.	

7.		The payee cannot be clearly identified.	

VII.		FOR CHECKING FACTS - PART B -	True
1.		The remuneration agreed with the service provider is	
	1.1	extraordinarily high (either in absolute terms or in relation to the value of the main contract between GEA Group and the customer)	
	1.2	wholly or in essential parts payable in advance	
2.		No information is available about the service provider (see above under IV.).	
3.		The service provider is or employs one or more public officials (civil servants, elected officials, military personnel or other holders of public offices).	
4.		The service provider does not have an established office.	
5.		If the service provider is a company: it does not have employees.	
6.		Names of the managing directors of the service provider – if it is a company – and business address are unknown	
7.		The service provider has close relations to employees or officers of the customer, e.g. the service provider employs or is owned by relatives or spouses of employees or officers of the customer.	
8.		The service provider will receive funds to use at its discretion or for forwarding to third parties.	
9.		There are other suspicious facts indicating a potential case of corruption.	
10.		The service provider maintains his head office in / is citizen of one of the following territories:	

		True
10.1	Alderney	
10.2	Andorra	
10.3	Angola	
10.4	Anguilla	
10.5	Antigua	
10.6	Aruba	
10.7	Bahamas	
10.8	Bahrain	
10.9	Barbados	
10.10	Barbuda	
10.11	Belize	
10.12	Bermudas	
10.13	British Virgin Islands	
10.14	Brunei	
10.15	Cayman Islands	
10.16	Cook Islands	
10.17	Costa Rica	
10.18	Djibouti	
10.19	Dominica	
10.20	Ecuador	
10.21	French Polynesia	
10.22	Gibraltar	
10.23	Grenada	

		True
10.39	Liechtenstein	
10.40	Macao	
10.41	Malaysia	
10.42	Maldives	
10.43	Malta	
10.44	Marshall Islands	
10.45	Mauritius	
10.46	Monaco	
10.47	Montserrat	
10.48	Nauru	
10.49	New Caledonia	
10.50	Dutch Antilles	
10.51	Niue	
10.52	Oman	
10.53	Panama	
10.54	Philippines	
10.55	Puerto Rico	
10.56	Salomon	
10.57	Samoa	
10.58	Sark	
10.59	Saudi Arabia	
10.60	Switzerland	
10.61	Seychelles	

10.24	Guatemala	
10.25	Guernsey	
10.26	Herm	
10.27	Hong Kong	
10.28	Indonesia	
10.29	Isle of Man	
10.30	Iran	
10.31	Jamaica	
10.32	Jersey	
10.33	Kenya	
10.34	Kiribati	
10.35	Kuwait	
10.36	Lebanon	
10.37	Liberia	
10.38	Libya	

10.62	Singapore	
10.63	St. Helena	
10.64	St. Kitts and Nevis	
10.65	St. Lucia	
10.66	St. Vincent and Grenadine	
10.67	South Korea	
10.68	Syria	
10.69	Tonga	
10.70	Turks and Caicos Islands	
10.71	Tuvalu	
10.72	Uruguay	
10.73	US Virgin Islands	
10.74	Vanuatu	
10.75	United Arab Emirates	
10.76	Cyprus	

In charge: ____________________

Date: ____________________

Signature: ____________________

ANNEX 2

The undersigned name for himself/herself and for the company name of company, registered seat: ....; registration No. ...., (THE REPRESENTATIVE) hereby certifies, represents and warrants the following:

1. In past dealings with (name and address of GEA Group Company) (THE COMPANY) and other clients, Representative has complied with all applicable laws, rules, regulations and express public policies of _______ (country where Company is registered), _____ (country where Representative is located), ______ (country where Representative is registered (if different from location)), and the state or territory or country in which services were performed.
2. In performing the services under this Agreement and any other agreements with the Company, Representative will comply with all applicable laws, rules, regulations and express public policies of _____ (country where Company in registered), ___ (country where Representative is located), _____ (country where Representative is registered (if different from location)), and any state or territory in which services are to be performed, and all applicable laws, rules, regulations and expressed public policies of the said States and territories.
3. There have been no "kickbacks" or other payments made, either directly or indirectly, to any of the Company's directors, employees or representatives, or to the family, friends or similar associates of any of the Company's directors, employees or representatives. No such payments will be made.
4. Representative has not, in a corrupt manner, directly or indirectly, offered, paid, promised to pay or authorized payment and will not, in a corrupt manner, directly or indirectly, offer, pay, promise to pay or authorize the payment of any money, gift, or other thing of value to any person who is an official, agent, employee or representative of any government or institution thereof or of any customer or potential customer, to any political party or official thereof or to any candidate for political office or political party office or to pay any other person while knowing that all or any portion of such money, gift or thing of value will be offered, given or promised, directly or indirectly, to any such official, agent, employee or representative, customer or potential customer, political party, political party candidate or political party official.
5. No gratuity, gift or payment of any nature has been or will be offered, accepted, requested or made where the intent of the offeror of such gratuity, gift or payment was, or is, to corruptly influence the sale of Company products or the performance of services by the Representative under this Agreement.
6. No government official or customer representative has any direct or indirect investment interest or interest in the revenues or profits of Representative.
7. No expenditure for other than lawful purposes has been or will be made.
8. Representative has complied in with all its obligations under tax law and will do so in all its work for Company.
9. Representative has not utilized or employed and will not utilize or employ any third party in connection with the performance of services on behalf of Company, unless Representative has informed Company and Company has granted express written permission.
10. Representative may not assign one, several or all rights and obligations under its contract with Company to third parties, unless Representative has informed Company and Company has granted express written permission.

11. No business or legal conflicts of interest exist between services performed or to be performed by Representative on behalf of any other clients.

12. Representative will inform Company immediately and fully if the police, public prosecutors, tax authorities or other public authorities of any country (collectively PUBLIC AUTHORITIES) should initiate an investigation against Representative.

13. If Public Authorities should initiate investigations against Company or any other company controlled by GEA Group Aktiengesellschaft (GEA Group COMPANY) based on alleged unlawful behaviour (including but not limited to any form of corruption) in connection with a project the Representative is involved in, Representative will grant Company access to all documents and data which is available to it, and will support Company in any way in rebutting any charges against Company or any other GEA Group Company. The same applies if a company should raise claims against Company or any other GEA Group Company, which that company bases in whole or in part on alleged unlawful behaviour (including but not limited to any form of corruption) of Representative. These obligations survive the termination of this agreement and of any other agreements with the Company, particularly a termination under Section 14.

14. Company has the right to terminate all contractual relationships with Representative in case of one or more of the following occurrences:

    - Representative violates one or more of the abovementioned obligations; or one or more of the abovementioned warranties turn out to be incorrect;

    - Public Authorities initiate an investigation against the Representative in connection with this project.

15. The person whose signature appears below is authorized to certify on behalf of Representative that the foregoing is true and correct.

16. Representative certifies that he has received a copy of GEA Group's Anticorruption Guideline, has understood it, and has and will continue to comply with the content of such Anticorruption Guideline.

I declare in lieu of an oath that the foregoing is true and correct.

This declaration is governed by the laws of (country where Company is registered).

Date:

Signed:

Printed Name:

ANNEX 3

Checklist for Payments to Customers

Project name:

Name of Customer, domicile:

Amount of and Reason for Payment:

The payment may only be made if all of the following criteria are met. If one or more criteria are not met, the payment can only be made after prior approval by a Compliance Officer or the Chief Compliance Officer of GEA Group.

CRITERIA			True
1.		GEA Group is legally obliged to pay the amount to the customer, e.g. because of a quantity rebate that had been agreed beforehand, and this obligation is documented.	
2.		The customer formally requests GEA Group to make the payment, stating – The legal reason for the payment; – The amount to be paid; – Full payment information, including the name and address of the bank, and the account holder	
3.		The customer's request is made in writing using the company's official letterhead. It is signed by an officer of the company.	
4.		The bank indicated by the customer is not located in an off-shore state (see the list at the end of Annex 1) – not applicable if checked standard bank account of customer is used	
5.		The account holder is the customer company– not applicable if checked standard bank account of customer is used	
6.		The payment will be made in its entirety by way of a documented bank transfer, not in cash.	
7.		There are no other indications that the payment will not reach the customer company, but an employee personally.	

III. DISCLOSURE REQUIREMENTS PURSUANT TO THE STOCK EXCHANGE ACT, SECURITTIES TRADING ACT AND STOCK EXCHANGE ADMISSION REGULATION

3.1 Disclosure

3.1 Disclosure

N/A

RECEIVED
2003 JUN 15 A 10:02

3.2 Publication of Notices

GEA Group Aktiengesellschaft

Bochum

ISIN: DE0006602006
WKN: 660200

Dividendenbekanntmachung

Die ordentliche Hauptversammlung der GEA Group Aktiengesellschaft hat am 23. April 2008 beschlossen, den Bilanzgewinn für das Geschäftsjahr 2007 in Höhe von EUR 36.796.569,00 zur Ausschüttung einer Dividende von EUR 0,20 je dividendenberechtigter Stückaktie zu verwenden.

Das bestehende Grundkapital der GEA Group Aktiengesellschaft ist durch eine Globalurkunde verbrieft, die bei Clearstream Banking AG, Frankfurt am Main, hinterlegt ist. Die Auszahlung der Dividende erfolgt ab dem 24. April 2008 über die Clearstream Banking AG durch die Depotbanken. Zahlstelle ist die WestLB AG, Düsseldorf.

Da die Dividende in vollem Umfang aus dem steuerlichen Einlagekonto (§ 27 KStG) geleistet wird, erfolgt die Auszahlung ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag. Bei inländischen Aktionären unterliegt die Dividende im Regelfall nicht der Besteuerung. Ein Steuerguthaben ist mit der Dividende nicht verbunden.

Bochum, im April 2008

GEA Group Aktiengesellschaft

Der Vorstand

GEA Group Aktiengesellschaft

Bochum

ISIN: DE0006602006
WKN: 660200

Bekanntmachung gemäß § 30b Abs. 1 Satz 1 Nr. 2 WpHG

Die ordentliche Hauptversammlung der GEA Group Aktiengesellschaft hat am 23. April 2008 beschlossen, die Gesellschaft entsprechend dem in der am 14. März 2008 im elektronischen Bundesanzeiger veröffentlichten Einladung zur Hauptversammlung enthaltenen Beschlussvorschlag zu ermächtigen, eigene Aktien in einem Volumen von bis zu 10% des im Zeitpunkt der Beschlussfassung der Hauptversammlung bestehenden Grundkapitals zu erwerben. Die aufgrund dieser oder einer früher erteilten Ermächtigung erworbenen Aktien können unter anderem unter Ausschluss des Bezugsrechts verwendet oder eingezogen werden.

Bochum, im April 2008

GEA Group Aktiengesellschaft

Der Vorstand

GEA Group

GEA Group Aktiengesellschaft

Bochum

WKN 660200
ISIN DE0006602006

Bekanntmachung nach § 30b Abs. 1 Satz 1 Nr. 2 WpHG über die Einziehung von Aktien

Die ordentliche Hauptversammlung der GEA Group Aktiengesellschaft, Bochum, vom 30. April 2007 hat den Vorstand ermächtigt, die von der Gesellschaft nach § 71 Abs. 1 Nr. 8 AktG erworbenen eigenen Aktien mit Zustimmung des Aufsichtsrats ohne weiteren Beschluss der Hauptversammlung einzuziehen.

Der Vorstand der Gesellschaft hat unter Ausnutzung dieser Ermächtigung am 21. Dezember 2007 beschlossen, 4.152.771 eigene auf den Inhaber lautende Stückaktien im Wege der Einziehung ohne Kapitalherabsetzung durch Anpassung des anteiligen Betrags der übrigen Stückaktien am Grundkapital der Gesellschaft nach § 71 Abs. 1 Nr. 8 Satz 6 AktG einzuziehen. Der Aufsichtsrat hat dieser Maßnahme bereits vorab zugestimmt. Die Einziehung wurde durch Ausbuchung der Stückaktien zum 31. Dezember 2007 vollzogen.

Das Grundkapital der Gesellschaft beträgt unverändert Euro 496.890.368,79 und ist nunmehr in Stück 183.982.845 auf den Inhaber lautende Stückaktien eingeteilt.

Bochum, im Dezember 2007

Der Vorstand

GEA Group

GEA Group Aktiengesellschaft
Bochum

ISIN: DE0006602006
WIKN: 660200

Bekanntmachung gemäß § 30b Abs. 1 Nr. 2 WpHG

Die Hauptversammlung der GEA Group Aktiengesellschaft hat am 30.04.2007 die Ermächtigung der Gesellschaft zum Erwerb eigener Aktien - jedoch insgesamt höchstens in einem Volumen von bis zu 10 % des im Zeitpunkt der Beschlussfassung der Hauptversammlung bestehenden Grundkapitals - und zur Verwendung unter Ausschluss des Bezugsrechts beschlossen.

Bochum, im Mai 2007

GEA Group Aktiengesellschaft
Der Vorstand

II. REGISTRATIONS WITH THE COMMERCIAL REGISTER, SHAREHOLDERS' MEETING; SUPERVISORY BOARD, GERMAN CORPORATE GOVERNANCE CODE

3.3 Publication of Additional Information

GEA Group Aktiengesellschaft

Bochum

CUSIP No. 660200

ISIN DE0006602006

Notification in accordance with Section 30e Paragraph 1 No. 1 of the German Securities Trading Act [WpHG] with the Aim of Distribution in Europe

The statutory General Meeting of Shareholders of GEA Group Aktiengesellschaft, Bochum, on April 30, 2007 authorized the Management Board to redeem the shares repurchased by the company in accordance with Sectcion 71 Paragraph 1 No. 8 of the German Stock Corporation Law with the approval of the Supervisory Board and without a resolution by the General Meeting of Shareholders.

On the basis of this authorization the Executive Board of the company resolved on December 21, 2007 to redeem a total of 4,152,771 of its own individual bearer shares without a reduction in the company's share capital through adjustment of the percentage amount of the remaining individual share certificates in the company's share capital as specified in Section 71 Paragraph 1 No. 8 Sentence 6 of the German Stock Corporation Law [AktG]. This measure was already approved in advance by the company's Supervisory Board. Redemption of the shares was carried out through disposal of the individual share certificates as of December 31, 2007.

The share capital of the company continues to amount to EUR 496,890,368.79 and is now divided into 183,982,845 individual bearer share certificates.

Bochum, im Dezember 2008

The Executive Board

GEA Group Aktiengesellschaft

Bochum

CUSIP No. 660200

ISIN DE0006602006

Notification in accordance with Section 30e Paragraph 1 No. 1 of the German Securities Trading Act [WpHG] with the Aim of Distribution in Europe

The statutory General Meeting of Shareholders of GEA Group Aktiengesellschaft, Bochum, on April 30, 2007 authorized the Management Board to redeem the shares repurchased by the company in accordance with Sectcion 71 Paragraph 1 No. 8 of the German Stock Corporation Law with the approval of the Supervisory Board and without a resolution by the General Meeting of Shareholders.

On the basis of this authorization the Executive Board of the company resolved on December 21, 2007 to redeem a total of 4,152,771 of its own individual bearer shares without a reduction in the company's share capital through adjustment of the percentage amount of the remaining individual share certificates in the company's share capital as specified in Section 71 Paragraph 1 No. 8 Sentence 6 of the German Stock Corporation Law [AktG]. This measure was already approved in advance by the company's Supervisory Board. Redemption of the shares was carried out through disposal of the individual share certificates as of December 31, 2007.

The share capital of the company continues to amount to EUR 496,890,368.79 and is now divided into 183,982,845 individual bearer share certificates.

Bochum, im Dezember 2007

The Executive Board

GEA Group Aktiengesellschaft

Bochum

WKN 660200

ISIN DE0006602006

Notification pursuant to section 30e (1) no. 1 German Securities Trading Act (WpHG)

with the aim to be distributed throughout Europe

The Annual Shareholders' Meeting of GEA Group Aktiengesellschaft, Bochum, on April 30, 2007 authorized the Executive Board to call in the shares purchased by the company pursuant to section 71 (1) no. 8 of the German Stock Corporation Act (AktG) with the consent of the Supervisory Board but without any further resolution being adopted by the Shareholders' Meeting.

The company's Executive Board decided on June 5, 2007 to use this authorization to call in 6,231,002 no-par-value bearer shares without reducing the company's issued capital by adjusting the proportional amount of the other shares in the company's issued capital pursuant to section 71 (1) no. 8 sentence 6 AktG. The Supervisory Board approved this measure on June 19, 2007. The calling in of these shares was completed with their retirement on July 31, 2007.

The company's issued capital still amounts to EUR 496,890,368.79 and is now divided into 188,135,616 no-par-value bearer shares.

Bochum, August 2007

The Executive Board

Aktienrückkaufprogramm GEA Group AG

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
24.09.2007	302.999	25,176172	7.628.354,94	302.999	25,176172	7.628.354,94
25.09.2007	50.000	24,797625	1.239.881,25	352.999	25,122553	8.868.236,19
26.09.2007	50.000	24,590435	1.229.471,75	402.999	25,056928	10.097.707,94
27.09.2007	50.000	25,173653	1.258.682,65	452.999	25,067143	11.355.390,59
28.09.2007	0	-	0,00	452.999	25,067143	11.355.390,59
Summe	452.999		11.355.390,59			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
01.10.2007	0	-	0,00	452.999	25,067143	11.355.390,59
02.10.2007	0	-	0,00	452.999	25,067143	11.355.390,59
03.10.2007	0	-	0,00	452.999	25,067143	11.355.390,59
04.10.2007	0	-	0,00	452.999	25,067143	11.355.390,59
05.10.2007	0	-	0,00	452.999	25,067143	11.355.390,59
Summe	0		0,00			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
08.10.2007	0	-	0,00	452.999	25,067143	11.355.390,59
09.10.2007	0	-	0,00	452.999	25,067143	11.355.390,59
10.10.2007	0	-	0,00	452.999	25,067143	11.355.390,59
11.10.2007	0	-	0,00	452.999	25,067143	11.355.390,59
12.10.2007	0	-	0,00	452.999	25,067143	11.355.390,59
Summe	0		0,00			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
15.10.2007	55.600	26,479721	1.472.272,49	508.599	25,221566	12.827.663,08
16.10.2007	55.000	26,227273	1.442.500,02	563.599	25,319710	14.270.163,09
17.10.2007	58.000	26,342455	1.527.862,39	621.599	25,415140	15.798.025,48
18.10.2007	68.000	27,247802	1.852.850,54	689.599	25,595855	17.650.876,02
19.10.2007	57.975	27,381462	1.587.440,26	747.574	25,734330	19.238.316,28
Summe	294.575		7.882.925,69			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
22.10.2007	60.000	26,514806	1.590.888,36	807.574	25,792317	20.829.204,64
23.10.2007	60.000	27,278793	1.636.727,58	867.574	25,895119	22.465.932,22
24.10.2007	60.000	27,891517	1.673.491,02	927.574	26,024256	24.139.423,24
25.10.2007	60.000	27,995335	1.679.720,10	987.574	26,144009	25.819.143,34
26.10.2007	46.288	28,167519	1.303.818,12	1.033.862	26,234805	27.122.961,46
Summe	286.288		7.884.845,18			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
29.10.2007	35.000	28,164033	985.741,16	1.068.862	26,297785	28.108.702,61
30.10.2007	35.000	27,258114	954.033,99	1.103.862	26,328234	29.062.736,60
31.10.2007	0	-	0,00	1.103.862	26,328234	29.062.736,60
01.11.2007	0	-	0,00	1.103.862	26,328234	29.062.736,60
02.11.2007	0	-	0,00	1.103.862	26,328234	29.062.736,60
Summe	70.000		1.939.775,15			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
05.11.2007	0	-	0,00	1.103.862	26,328234	29.062.736,60
06.11.2007	50.000	26,714500	1.335.725,00	1.153.862	26,344972	30.398.461,60
07.11.2007	50.000	26,729749	1.336.487,46	1.203.862	26,360953	31.734.949,06
08.11.2007	50.000	25,032585	1.251.629,25	1.253.862	26,307982	32.986.578,30
09.11.2007	50.000	25,485000	1.274.250,00	1.303.862	26,278422	34.260.828,30
Summe	200.000		5.198.091,70			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
12.11.2007	50.000	24,775000	1.238.750,00	1.353.862	26,220973	35.499.578,30
13.11.2007	50.000	24,030013	1.201.500,65	1.403.862	26,142939	36.701.078,95
14.11.2007	50.000	23,170092	1.158.504,60	1.453.862	26,040700	37.859.583,55
15.11.2007	50.000	22,946686	1.147.334,30	1.503.862	25,937831	39.006.917,85
16.11.2007	50.000	21,953744	1.097.687,20	1.553.862	25,809631	40.104.605,05
Summe	250.000		5.843.776,75			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
19.11.2007	50.000	21,472524	1.073.626,20	1.603.862	25,674423	41.178.231,25
20.11.2007	50.000	20,612250	1.030.612,50	1.653.862	25,521382	42.208.843,75
21.11.2007	50.000	20,957219	1.047.860,95	1.703.862	25,387446	43.256.704,70
22.11.2007	240.000	20,762464	4.982.991,36	1.943.862	24,816420	48.239.696,06
23.11.2007	302.999	22,402913	6.788.060,24	2.246.861	24,490946	55.027.756,30
Summe	692.999		14.923.151,25			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
26.11.2007	302.999	22,526773	6.825.589,69	2.549.860	24,257546	61.853.345,99
27.11.2007	302.999	22,812486	6.912.160,14	2.852.859	24,104068	68.765.506,13
28.11.2007	302.999	24,023499	7.279.096,17	3.155.858	24,096332	76.044.602,31
29.11.2007	46.913	24,609542	1.154.507,44	3.202.771	24,103849	77.199.109,75
30.11.2007	50.000	25,039898	1.251.994,90	3.252.771	24,118238	78.451.104,65
Summe	1.005.910		23.423.348,36			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
03.12.2007	0	-	0,00	3.252.771	24,118238	78.451.104,65
04.12.2007	0	-	0,00	3.252.771	24,118238	78.451.104,65
05.12.2007	0	-	0,00	3.252.771	24,118238	78.451.104,65
06.12.2007	0	-	0,00	3.252.771	24,118238	78.451.104,65
07.12.2007	0	-	0,00	3.252.771	24,118238	78.451.104,65
Summe	0		0,00			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
10.12.2007	90.000	25,077561	2.256.980,49	3.342.771	24,144068	80.708.085,14
11.12.2007	90.000	25,588842	2.302.995,78	3.432.771	24,161945	83.011.080,92
12.12.2007	90.000	25,690000	2.312.100,00	3.522.771	24,220473	85.323.180,92
13.12.2007	90.000	24,608169	2.214.735,01	3.612.771	24,230147	87.537.971,93
14.12.2007	90.000	24,089346	2.168.041,14	3.702.771	24,226725	89.706.013,07
Summe	450.000		11.254.906,42			

		in EUR	in EUR	kumuliert	in EUR	in EUR
Datum	Aktienanzahl	gew.Kurs	Betrag	Aktienanzahl	gew.Kurs	Betrag
17.12.2007	90.000	23,476841	2.112.915,69	3.792.771	24,206930	91.818.928,76
18.12.2007	90.000	23,927404	2.153.466,36	3.882.771	24,202405	93.972.395,12
19.12.2007	90.000	23,517207	2.116.548,63	3.972.771	24,186482	96.088.943,75
20.12.2007	180.000	23,500390	4.230.070,20	4.152.771	24,157126	100.319.013,95
21.12.2007	0	-	0,00	4.152.771	24,157126	100.319.013,95
Summe	450.000		10.613.000,88			

3.4 Material Information

Ad Hoc Mitteilung
Ad Hoc Release

GEA Group

Share buy-back for up to 200 million euro

GEA Group wants to repurchase shares of the company for up to EUR 200 million

Bochum, September 18, 2007: The executive board of GEA Group Aktiengesellschaft, acting with the consent of the supervisory board, decided to make use of the authorization granted by the annual shareholders' meeting on 30 April 2007 to acquire treasury stock pursuant to Sec. 71 para. 1 no. 8 German Stock Corporation Act (AktG) and to buy back shares of the company on the stock market for an amount of up to EUR 200 million. The shares are repurchased for the purpose of redemption. The starting date of the buyback including further details of the buyback will be publicized separately prior to commencement.

Ad-hoc-Service der DGAP - ein Unternehmen der EquityStory AG
Tel: +49 (0)89 21 02 98-50 Fax: +49 (0)89 21 02 98-72 Email:newsroom@dgap.de

---

Meldende Gesellschaft:
GEA Group Aktiengesellschaft

ISIN:
DE0006602006

Ansprechpartner:
GEA Group Aktiengesellschaft
Elke Kleemann
Tel.: 0234-980-1490
Fax.: 0234-980 1087
investor.relations@geagroup.com

Meldebeauftragter:
GEA Group Aktiengesellschaft
Elke Kleemann
Tel.: 0234-980-1490
Fax.: 0234-980 1087
investor.relations@geagroup.com

Börsenplätze: Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover, Stuttgart

Systemzeit:
14:08

Veröffentlichungszeitpunkt:
14:38

DGAP Ad-hoc-Service: GEA Group Aktiengesellschaft
Aktienrückkauf
GEA Group will Aktien für bis zu 200 Millionen Euro zurückkaufen

18.09.2007
Veröffentlichung einer Ad-hoc-Mitteilung nach § 15 WpHG, übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Der Vorstand der GEA Group Aktiengesellschaft hat mit Zustimmung des Aufsichtsrats beschlossen, von der Ermächtigung der Hauptversammlung vom 30. April 2007 zum Erwerb eigener Aktien gemäß § 71 Abs. 1 Nr. 8 AktG Gebrauch zu machen und Aktien der Gesellschaft für einen Betrag von bis zu 200 Mio. Euro über die Börse zurückzukaufen. Der Rückkauf erfolgt zu dem Zweck der Einziehung der Aktien. Der Beginn des Rückkaufs einschließlich weiterer Details zum Rückkauf wird gesondert vor dessen Beginn bekannt gegeben.

Bochum, den 18. September 2007

Der Vorstand

Ende der Ad-hoc-Mitteilung DGAP News-Service

Sprache:	Deutsch
Emittent:	GEA Group Aktiengesellschaft Dorstener Straße 484 44809 Bochum Deutschland
Telefon:	+49 (0)234 980-0
Fax:	+49 (0)234 980-1004
E-Mail:	investor.relations@geagroup.com
Internet:	www.geagroup.com
ISIN:	DE0006602006
WKN:	660200
Indizes:	MDAX
Börsen:	Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover, Stuttgart

Ende der Mitteilung DGAP News-Service

21242 18.09.2007

Nachricht an BaFin:
Zeitpunkt der Entscheidung über den Aufschub der Veröffentlichung: 11.09.2007
Laut Presseberichten rechnet der Markt bereits mit der Durchführung eines Rückkaufprogramms im vierten Quartal 2007. Es ist daher davon auszugehen, dass diese Erwartung bereits im derzeitigen Aktienkurs reflektiert ist und das öffentliche Bekanntwerden der Beschlussfassung des Vorstands von der Ermächtigung der Hauptversammlung zur Durchführung eines Rückkaufprogramms Gebrauch zu machen, keine erhebliche Preisveränderung herbeiführen wird.

Da laut BaFin Leitfaden jedoch im Regelfall eine Insiderinformation in diesen Fällen angenommen wird und nicht ausgeschlossen werden kann, dass das öffentliche Bekanntwerden des konkreten Vorstandsbeschlusses zu erheblichen Preisbewegungen führen wird, wird die Beschlussfassung des Vorstands zum Rückkauf höchst vorsorglich als Insiderinformation behandelt und von der Selbstbefreiung gemäß § 15 Abs. 3 WpHG Gebrauch gemacht.

Gemäß § 6 WpAIV liegen berechtigte Interessen, die zu einer Befreiung von der Pflicht zur sofortigen Veröffentlichung nach § 15 Abs. 1 WpHG führen können, dann vor, wenn die Interessen des Emittenten an der Geheimhaltung der Information die Interessen des Kapitalmarktes an einer vollständigen und zeitnahen Veröffentlichung überwiegen. Dies ist insbesondere dann der Fall, wenn eine vom Vorstand beschlossene Entscheidung zusammen mit der Ankündigung bekannt gegeben werden müsste, dass die für die Wirksamkeit der Maßnahme erforderliche Zustimmung eines anderen Organs des Emittenten noch aussteht, und dies die sachgerechte Bewertung der Information durch das Publikum gefährden würde.

Im vorliegenden Fall steht noch die Zustimmung des Aufsichtsrats aus. Dies ergibt daraus, dass (i) in der letzten Aufsichtsratssitzung vom 19. Juni 2007 beschlossen wurde, dass der Rückkauf nur mit Zustimmung des Aufsichtsrats erfolgen darf und (ii) der Rückkauf nur in Kombination mit der Einziehung stattfinden soll und für letztere wiederum gemäß Hauptversammlungsermächtigung vom 30. April 2007 die Zustimmung des Aufsichtsrats erforderlich ist.

Zudem soll sichergestellt werden, dass der Aufsichtsrat seine Beschlussfassung unvoreingenommen und unabhängig von der Vorstandsentscheidung treffen kann, was bei einer vorzeitigen Veröffentlichung des Vorstandsbeschlusses nicht gewährleistet werden kann.

Eine Irreführung der Öffentlichkeit ist durch die Selbstbefreiung nicht zu befürchten. Zudem ist die Vertraulichkeit der Insiderinformation gewährleistet.

Die Entscheidung über die Befreiung wurde vom Vorstand der GEA Group Aktiengesellschaft getroffen, namentlich:

1. Jürg Oleas, Tel: 0234-980 2201

2. Hartmut Eberlein, Tel: 0234-980 2301

3. Niels Graugaard, Tel.: 0234-980-2501

4. Peter Schenk, Tel.: 0234-980-1276

Geschäftsadresse: Dorstener Str. 484, 44809 Bochum.

Ad-hoc-Service of DGAP - a company of EquityStory AG
Tel: +49 (0)89 21 02 98-50 Fax: +49 (0)89 21 02 98-72 Email:newsroom@dgap.de

---

Issuer:
GEA Group Aktiengesellschaft

ISIN:
DE0006602006

Contact:
GEA Group Aktiengesellschaft
Elke Kleemann
Phone: 0234-980-1490
Fax.: 0234-980 1087
investor.relations@geagroup
.com

Agent:
GEA Group Aktiengesellschaft
Elke Kleemann
Phone: 0234-980-1490
Fax.: 0234-980 1087
investor.relations@geagroup
.com

Listings: Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover, Stuttgart

System time (CET):
14:08

Release time (CET):
14:38

DGAP Ad-hoc-Service: GEA Group Aktiengesellschaft
Share Buyback
GEA Group wants to repurchase shares of the company for up to EUR 200 million

18 Sep 2007
Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

The executive board of GEA Group Aktiengesellschaft, acting with the consent of the supervisory board, decided to make use of the authorization granted by the annual shareholders' meeting on 30 April 2007 to acquire treasury stock pursuant to Sec. 71 para. 1 no. 8 German Stock Corporation Act (AktG) and to buy back shares of the company on the stock market for an amount of up to EUR 200 million. The shares are repurchased for the purpose of redemption. The starting date of the buy-back including further details of the buyback will be publicized separately prior to commencement.

Bochum, 18 September 2007

The Executive Board

End of ad hoc announcement DGAP News-Service

Language:	English
Issuer:	GEA Group Aktiengesellschaft Dorstener Straße 484 44809 Bochum Deutschland
Phone:	+49 (0)234 980-0
Fax:	+49 (0)234 980-1004
E-mail:	investor.relations@geagroup.com
Internet:	www.geagroup.com

ISIN:	DE0006602006
WKN:	660200
Indices:	MDAX
Listed:	Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover, Stuttgart

End of News DGAP News-Service

21242 18 Sep 2007

Ad Hoc Mitteilung
Ad Hoc Release

GEA Group

GEA Group Aktiengesellschaft sells Lentjes Group

Bochum, May 02, 2007: The GEA Group is selling its plant engineering subsidiary Lentjes GmbH, Ratingen, to a subsidiary of A-Tec Industries AG, a globally active industrial group based in Vienna that specializes in drive systems, plant engineering and mechanical engineering. A share purchase agreement to this effect was signed today. In addition to the purchase price of EUR 1, the buyer has undertaken to inject a double digit million Euro amount to strengthen Lentjes GmbH's capital base. As far as the company's existing order book is concerned, the parties to the transaction have agreed that the opportunities and risks of projects that are already largely completed will remain for the most part with the seller, while most of the opportunities and risks arising from projects with a lower percentage of completion will pass to the buyer. To the extent known, the GEA Group has made appropriate provisions for the retained risks. The transaction is still subject to approval by the relevant antitrust authorities.

Ad-hoc-Service der DGAP - ein Unternehmen der EquityStory AG
Tel: +49 (0)89 21 02 98-50 Fax: +49 (0)89 21 02 98-72 Email:newsroom@dgap.de

Meldende Gesellschaft:
GEA Group Aktiengesellschaft

ISIN:
DE0006602006

Ansprechpartner:
GEA Group Aktiengesellschaft
Elke Kleemann
Tel.: 0234-980-1490
Fax.: 0234-980 1087
investor.relations@geagroup.com

Meldebeauftragter:
GEA Group Aktiengesellschaft
Elke Kleemann
Tel.: 0234-980-1490
Fax.: 0234-980 1087
investor.relations@geagroup.com

Börsenplätze: Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover, Stuttgart

Systemzeit:
18:04

Veröffentlichungszeitpunkt:
18:34

DGAP Ad-hoc-Service: GEA Group Aktiengesellschaft
Verkauf
GEA Group Aktiengesellschaft veräußert Lentjes Gruppe

02.05.2007
Veröffentlichung einer Ad-hoc-Mitteilung nach § 15 WpHG, übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Bochum, 2. Mai 2007 - Die GEA Group verkauft ihre Anlagenbau-Tochtergesellschaft Lentjes GmbH, Ratingen, an eine Tochtergesellschaft der A-Tec Industries AG, eine weltweit in den Bereichen Antriebstechnik, Anlagen- und Maschinenbau tätige Industriegruppe mit Sitz in Wien. Ein entsprechender Kaufvertrag wurde heute unterzeichnet. Bei einem Kaufpreis von 1 € hat sich der Käufer verpflichtet, die Kapitalbasis der Lentjes GmbH in Höhe eines zweistelligen Millionenbetrags zu stärken. Die Parteien haben hinsichtlich des Auftragsbestands Folgendes vereinbart: Während Chancen und Risiken der weitgehend fertig gestellten Projekte hauptsächlich beim Verkäufer verbleiben, trägt der Käufer im Wesentlichen die Chancen und Risiken der Projekte mit geringerem Fertigstellungsgrad. GEA Group hat für die bei ihr verbleibenden wesentlichen Risiken, soweit bekannt, angemessene bilanzielle Vorsorge getroffen. Die Transaktion steht noch unter dem Vorbehalt der Zustimmung der zuständigen Kartellbehörden.

Ende der Ad-hoc-Mitteilung   DGAP News-Service

Sprache:	Deutsch
Emittent:	GEA Group Aktiengesellschaft Dorstener Straße 484 44809 Bochum Deutschland
Telefon:	+49 (0)234 980-0
Fax:	+49 (0)234 980-1004
E-Mail:	investor.relations@geagroup.com
Internet:	www.geagroup.com
ISIN:	DE0006602006
WKN:	660200
Indizes:	MDAX

Börsen: Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover, Stuttgart

Ende der Mitteilung DGAP News-Service

14343 02.05.2007

Nachricht an BaFin:
Zeitpunkt der Entscheidung über den Aufschub der Veröffentlichung: 00.00.0000
Der Vorstand der GEA Group Aktiengesellschaft ('GEA') hat am 30. April 2007 dem Verkauf der Lentjes GmbH an Austrian Energy & Environment Deutschland GmbH ('AEE') zu den bis dahin verhandelten Konditionen zugestimmt. GEA und AEE hatten zudem vereinbart, dass die Beurkundung eines Verkaufsvertrags am 2. Mai 2007 stattfinden sollte. Nach dem damaligen Verhandlungsstand war der Verkauf der Lentjes Gruppe zu den bis dahin vereinbarten Konditionen und in dem oben genannten Zeitrahmen hinreichend wahrscheinlich und damit ggf. die Insidertatsache 'Verkauf der Lentjes Gruppe'. Die Öffentlichkeit weiß zwar spätestens seit der Bilanzpressekonferenz am 21. März 2007, dass ein 'Agreement in Principle' mit einem Erwerber besteht und der Verkauf der Lentjes unmittelbar bevorsteht. Höchst vorsorglich hat sich dennoch der Vorstand der GEA am 30. April 2007 entschlossen, den Umstand, dass aus damaliger Sicht die Unterzeichnung des Kaufvertrags am 2. Mai 2007 oder zumindest in der ersten Mai Woche unmittelbar bevorstand, als Insidertatsache zu qualifizieren und von der Selbstbefreiung gemäß § 15 Abs. 3 WpHG Gebrauch zu machen.

Im vorliegenden Fall wäre allein durch die Mitteilung, dass der endgültige Abschluss der Transaktion in der ersten Mai Woche mit AEE bevorstand, dem Erwerber ein erhebliches Druckmittel gegen GEA gegeben worden, noch einmal nachzuverhandeln und sämtliche seiner Konditionen zu akzeptieren, damit GEA die Versprechungen hinsichtlich des Zeithorizonts am Markt einhalten kann. Damit bestand eine erhebliche Gefahr, dass durch eine Ad-hoc Veröffentlichung sich die Konditionen des Verkaufs verschlechtern und damit auch die Interessen des Anlegers an einer für GEA vorteilhaften Transaktion ernsthaft gefährdet werden.

Mit der heutigen Unterzeichnung des Kaufvertrags wurde zeitgleich die Entscheidung des Vorstands vom 30. April 2007 bestätigt, dass die endgültige Unterzeichnung des Kaufvertrags mit AEE ad-hoc veröffentlicht wird.

Die Entscheidung über die Befreiung wurde vom Vorstand der GEA Group Aktiengesellschaft getroffen, namentlich:

1. Jürg Oleas, Tel: 0234-980 2201

2. Hartmut Eberlein, Tel: 0234-980 2301

3. Klaus Moll, Tel.: 069-5808 3714

4. Peter Schenk, Tel.: 0234-980-1276

Geschäftsadresse: Dorstener Str. 484, 44809 Bochum.

Ad-hoc-Service of DGAP - a company of EquityStory AG
Tel: +49 (0)89 21 02 98-50 Fax: +49 (0)89 21 02 98-72 Email:newsroom@dgap.de

---

Issuer:
GEA Group Aktiengesellschaft

ISIN:
DE0006602006

Contact:
GEA Group Aktiengesellschaft
Elke Kleemann
Phone: 0234-980-1490
Fax.: 0234-980 1087
investor.relations@geagroup
.com

Agent:
GEA Group Aktiengesellschaft
Elke Kleemann
Phone: 0234-980-1490
Fax.: 0234-980 1087
investor.relations@geagroup
.com

Listings: Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover, Stuttgart

System time (CET):
18:04

Release time (CET):
18:34

DGAP Ad-hoc-Service: GEA Group Aktiengesellschaft
Disposal
GEA Group Aktiengesellschaft sells Lentjes Group

02 May 2007
Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Bochum, May 02, 2007: The GEA Group is selling its plant engineering subsidiary Lentjes GmbH, Ratingen, to a subsidiary of A-Tec Industries AG, a globally active industrial group based in Vienna that specializes in drive systems, plant engineering and mechanical engineering. A share purchase agreement to this effect was signed today. In addition to the purchase price of EUR 1, the buyer has undertaken to inject a double digit million Euro amount to strengthen Lentjes GmbH's capital base. As far as the company's existing order book is concerned, the parties to the transaction have agreed that the opportunities and risks of projects that are already largely completed will remain for the most part with the seller, while most of the opportunities and risks arising from projects with a lower percentage of completion will pass to the buyer. To the extent known, the GEA Group has made appropriate provisions for the retained risks. The transaction is still subject to approval by the relevant antitrust authorities.

End of ad hoc announcement DGAP News-Service

Language:	English
Issuer:	GEA Group Aktiengesellschaft Dorstener Straße 484 44809 Bochum Deutschland
Phone:	+49 (0)234 980-0

Fax: +49 (0)234 980-1004
E-mail: investor.relations@geagroup.com
Internet: www.geagroup.com
ISIN: DE0006602006
WKN: 660200
Indices: MDAX
Listed: Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover, Stuttgart

End of News DGAP News-Service

14343 02 May 2007

Ad Hoc Mitteilung
Ad Hoc Release

GEA Group

GEA Group Aktiengesellschaft sells Lurgi Group

Bochum, April 17, 2007: GEA Group Aktiengesellschaft sells its plant engineering subsidiary Lurgi, Frankfurt am Main, to Air Liquide S.A., Paris, a worldwide producer of industrial and medical gases. The contract was signed today. The disinvestment is based on an Equity Value of approximately EUR 550 million which is equivalent to an Enterprise Value of EUR 200 million - including the assumption of Lurgi's cash position as well as its pension and similar liabilities. The transaction is subject to the approval of the relevant antitrust authorities.

Ad-hoc-Service der DGAP - ein Unternehmen der EquityStory AG
Tel: +49 (0)89 21 02 98-50 Fax: +49 (0)89 21 02 98-72 Email:newsroom@dgap.de

---

Meldende Gesellschaft: GEA Group Aktiengesellschaft	ISIN: DE0006602006
Ansprechpartner: GEA Group Aktiengesellschaft Elke Kleemann Tel.: 0234-980-1490 Fax.: 0234-980 1087 investor.relations@geagroup .com	Meldebeauftragter: GEA Group Aktiengesellschaft Elke Kleemann Tel.: 0234-980-1490 Fax.: 0234-980 1087 investor.relations@geagroup .com

Börsenplätze: Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover, Stuttgart

Systemzeit: 08:06	Veröffentlichungszeitpunkt: 08:36

DGAP Ad-hoc-Service: GEA Group Aktiengesellschaft
Verkauf
GEA Group Aktiengesellschaft veräußert Lurgi-Gruppe

17.04.2007
Veröffentlichung einer Ad-hoc-Mitteilung nach § 15 WpHG, übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Bochum, 17. April 2007 - Die GEA Group verkauft ihre Anlagenbau-Tochtergesellschaft Lurgi, Frankfurt am Main, an Air Liquide S.A., Paris, einen weltweit agierenden Hersteller von medizinischen und Industriegasen. Der Vertrag wurde heute unterzeichnet. Der Verkauf basiert auf einem Equity Value von rund EUR 550 Millionen, der inklusive der Übernahme der Cash-Position von Lurgi sowie ihrer Pensions- und ähnlichen Verbindlichkeiten einem Unternehmenswert (Enterprise Value) von EUR 200 Millionen entspricht. Die Transaktion steht noch unter dem Vorbehalt der Zustimmung der zuständigen Kartellbehörden.

Ende der Ad-hoc-Mitteilung DGAP News-Service

Sprache:	Deutsch
Emittent:	GEA Group Aktiengesellschaft Dorstener Straße 484 44809 Bochum Deutschland
Telefon:	+49 (0)234 980-0
Fax:	+49 (0)234 980-1004
E-Mail:	investor.relations@geagroup.com
Internet:	www.geagroup.com
ISIN:	DE0006602006
WKN:	660200
Indizes:	MDAX
Börsen:	Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover, Stuttgart

Ende der Mitteilung DGAP News-Service

13466 17.04.2007

Nachricht an BaFin:
Zeitpunkt der Entscheidung über den Aufschub der Veröffentlichung: 00.00.0000
Mitteilung an Bafin gemäß § 15 Abs. 3 Satz 4 WpHG iVm § 8 Abs. 5 WpAIV

Der Vorstand der GEA Group Aktiengesellschaft ('GEA') ist der Ansicht, dass die Unterzeichnung des Verkaufsvertrags mit Air Liquide als Insiderinformation gemäß § 13 WpHG zu qualifizieren und damit veröffentlichungspflichtig gemäß § 15 WpHG ist.

Am 5. April 2007 wurde zwischen GEA und Air Liquide International S.A. ('Air Liquide') ein Memorandum of Understanding ('MoU') unterzeichnet. Nach dem damaligen Verhandlungsstand war der Verkauf der Lurgi Gruppe zu den Konditionen und in dem Zeitrahmen so wie in dem MoU festgehalten hinreichend wahrscheinlich und damit auch die Insidertatsache 'Verkauf der Lurgi Gruppe'. Die Öffentlichkeit weiß zwar spätestens seit der Bilanzpressekonferenz am 21. März 2007, dass ein 'Agreement in Principle' mit einem Erwerber besteht und der Verkauf der Lurgi unmittelbar bevorsteht. Höchst vorsorglich hat sich dennoch der Vorstand der GEA am 5. April 2007 entschlossen, den Umstand, dass aus damaliger Sicht die endgültige Unterzeichnung eines Kaufvertrags unmittelbar bevorstand, als Insidertatsache zu qualifizieren und von der Selbstbefreiung gemäß § 15 Abs. 3 WpHG iVm § 6 WpAIV Gebrauch zu machen.

Im vorliegenden Fall wäre allein durch die Mitteilung, dass der endgültige Abschluss der Transaktion in kurzer Zeit mit Air Liquide bevorsteht, dem Erwerber ein erhebliches Druckmittel gegen GEA gegeben worden, sämtliche seiner Konditionen zu akzeptieren, damit GEA die Versprechungen hinsichtlich des Zeithorizonts am Markt einhalten kann. Damit bestand eine erhebliche Gefahr, dass durch eine Ad-hoc Veröffentlichung sich die Konditionen des Verkaufs verschlechtern und damit auch die Interessen des Anlegers an einer für GEA vorteilhaften Transaktion ernsthaft gefährdet werden.

Mit der heutigen Unterzeichnung des Kaufvertrags wurde die Entscheidung des Vorstands vom 5. April 2007 bestätigt, dass die endgültige Unterzeichnung des Kaufvertrags mit Air Liquide ad-hoc veröffentlicht wird.

Die Entscheidung über die Befreiung wurde vom Vorstand der GEA getroffen, namentlich:

1. Jürg Oleas, Tel: 0234-980 2201

2. Hartmut Eberlein, Tel: 0234-980 2301

3. Klaus Moll, Tel.: 069-5808 3714

4. Peter Schenk, Tel.: 0234-980-1276

Geschäftsadresse: Dorstener Str. 484, 44809 Bochum.

Ad-hoc-Service of DGAP - a company of EquityStory AG
Tel: +49 (0)89 21 02 98-50 Fax: +49 (0)89 21 02 98-72 Email:newsroom@dgap.de

---

Issuer: GEA Group Aktiengesellschaft	ISIN: DE0006602006
Contact: GEA Group Aktiengesellschaft Elke Kleemann Phone: 0234-980-1490 Fax.: 0234-980 1087 investor.relations@geagroup .com	Agent: GEA Group Aktiengesellschaft Elke Kleemann Phone: 0234-980-1490 Fax.: 0234-980 1087 investor.relations@geagroup .com

Listings: Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover, Stuttgart

System time (CET): 08:06	Release time (CET): 08:36

DGAP Ad-hoc-Service: GEA Group Aktiengesellschaft
Disposal
GEA Group Aktiengesellschaft sells Lurgi Group

17 Apr 2007
Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Bochum, April 17, 2007: GEA Group Aktiengesellschaft sells its plant engineering subsidiary Lurgi, Frankfurt am Main, to Air Liquide S.A., Paris, a worldwide producer of industrial and medical gases. The contract was signed today. The disinvestment is based on an Equity Value of approximately EUR 550 million which is equivalent to an Enterprise Value of EUR 200 million - including the assumption of Lurgi's cash position as well as its pension and similar liabilities. The transaction is subject to the approval of the relevant antitrust authorities.

End of ad hoc announcement DGAP News-Service

Language:	English
Issuer:	GEA Group Aktiengesellschaft Dorstener Straße 484 44809 Bochum Deutschland
Phone:	+49 (0)234 980-0
Fax:	+49 (0)234 980-1004
E-mail:	investor.relations@geagroup.com
Internet:	www.geagroup.com
ISIN:	DE0006602006
WKN:	660200
Indices:	MDAX
Listed:	Regulierter Markt in Berlin, Frankfurt (Prime Standard), Düsseldorf, Hamburg, München; Freiverkehr in Hannover,

Stuttgart

End of News DGAP News-Service

13466 17 Apr 2007

3.5 Directors' Dealings

GEA

Directors' Dealings Notifications pursuant to § 15a WpHG in Fiscal 2008

GEA Group Aktiengesellschaft, Dorstener Str. 484, 44809 Bochum, Germany

Transaction Date and Place	Notifying Party	Reason for Notification/ Position	Description of Financial Instrument (FI)	ISIN	Type of Transaction (Purchase/Sale)	Number of Items	Price per FI*)	Transaction Volume
13.03.2008 Xetra	Niels Graugaard	Executive Board Member	GEA Shares	DE0006602006	Purchase	4.900	EUR 20,56	EUR 100.744,00
28.04.2008 Frankfurt a. M.	Jürg Oleas	CEO	GEA Shares	DE0006602006	Purchase	5.000	EUR 24,62	EUR 123.119,11
05.05.2008 Xetra	Dr. Jürgen Heraeus	Chairman of the Supevisory Board	GEA Shares	DE0006602006	Purchase	3.920	EUR 25,59	EUR 100.325,60

*) Rounded Average Price

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

ID 5934

1. Details of the person subject to the disclosure requirement

SURNAME, forename or company name: Dr. Heraeus, Jürgen

Date of birth: 02.09.1936

Place of birth

Address
Wingertstraße 70, 63477 Maintal, Deutschland

Name of contact/telephone number
06181 35 2120

---

2. Reason for the disclosure requirement

2a) Person performing managerial responsibilities:

Position:

Member of a managing body	Member of an administrative or supervisory body	Personally liable partner
[ ]	[x]	[ ]

---

3. Issuer subject to the publication requirement:

Name and Address:
GEA Group Aktiengesellschaft
Dorstener Straße 484, 44809 Bochum, Deutschland

Details of the transaction:

Description of the financial instrument (FI):

ISIN of the FI
DE 0006602006

Description of the FI
Shares of GEA Group Aktiengesellschaft WKN 660200

Type of transaction	Date	Place
Purchase	05.05.2008	Xetra

Price	Currency	No of items
25.593	EUR	3920

Total amount traded
100325.60

Explanation for publication:

End of message - A service of EquityStory AG and DGAP mbH

In case of any question please contact:
Name: Almut Porten
E-Mail: investor.relations@geagroup.com, almut.porten@geagroup.com

Details of the person subject to the disclosure requirement (For the 2nd Fax page)

SURNAME, forename or company name
Dr. Heraeus, Jürgen
Wingertstraße 70, 63477 Maintal, Deutschland

Date: 06.05.2008

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

ID 5892

1. Details of the person subject to the disclosure requirement

SURNAME, forename or company name
Oleas, Jürg
GEA Group Aktiengesellschaft

Date of birth
08.12.1957

Place of birth

Address
Dorstener Strasse 484, 44809 Bochum, Deutschland

Name of contact/telephone number
+49 234 980 2201

2. Reason for the disclosure requirement

2a) Person performing managerial responsibilities:

Position:

Member of a managing body	Member of an administrative or supervisory body	Personally liable partner
[x]	[ ]	[ ]

3. Issuer subject to the publication requirement:

Name and Address:
GEA Group Aktiengesellschaft
Dorstener Straße 484, 44809 Bochum, Deutschland

Details of the transaction:

Description of the financial instrument (FI):

ISIN of the FI
DE0006602006

Description of the FI
Shares of GEA Group Aktiengesellschaft WKN 660200

Type of transaction	Date	Place
Purchase	28.04.2008	Frankfurt

Price	Currency	No of items
24.62	EUR	5000

Total amount traded
123119.11

Explanation for publication:

End of message - A service of EquityStory AG and DGAP mbH

In case of any question please contact:
Name: Almut Porten
E-Mail: investor.relations@geagroup.com, almut.porten@geagroup.com

Details of the person subject to the disclosure requirement (For the 2nd Fax page)

SURNAME, forename or company name Date: 28.04.2008
Oleas, Jürg
Dorstener Strasse 484, 44809 Bochum, Deutschland

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

ID 5563

1. Details of the person subject to the disclosure requirement

SURNAME, forename or company name
Graugaard, Niels
GEA Group Aktiengesellschaft

Date of birth
4. Februar 1947

Place of birth

Address
Dorstener Straße 484, 44809 Bochum, Deutschland

Name of contact/telephone number
0234 980 1485

---

2. Reason for the disclosure requirement

2a) Person performing managerial responsibilities:

Position:

Member of a managing body	Member of an administrative or supervisory body	Personally liable partner
[x]	[ ]	[ ]

---

3. Issuer subject to the publication requirement:

Name and Address:
GEA Group Aktiengesellschaft
Dorstener Straße 484, 44809 Bochum, Deutschland

Details of the transaction:

Description of the financial instrument (FI):

ISIN of the FI: DE0006602006
Description of the FI: Share

Type of transaction: Purchase
Date: 13.03.2008
Place: Xetra

Price: 20.56
Currency: EUR
No of items: 4900

Total amount traded
100744

Explanation for publication:

End of message - A service of EquityStory AG and DGAP mbH

In case of any question please contact:
Name: Almut Porten
E-Mail: investor.relations@geagroup.com, almut.porten@geagroup.com

Details of the person subject to the disclosure requirement (For the 2nd Fax page)

SURNAME, forename or company name
Graugaard, Niels
Dorstener Straße 484, 44809 Bochum, Deutschland

Date: 18.03.2008

GEA

Directors' Dealings Notifications pursuant to § 15a WpHG in Fiscal 2007

GEA Group Aktiengesellschaft, Dorstener Str. 484, 44809 Bochum, Germany

Transaction Date and Place	Notifying Party	Reason for Notification/ Position	Description of Financial Instrument (FI)	ISIN	Type of Transaction (Purchase/Sale)	Number of Items	Price per FI*)	Transaction Volume
10.05.2007 Xetra	2-gather GmbH	Managing Director of 2-gather GmbH: Dr. Jürgen Heraeus, Chairman of the Supervisory Board of GEA Group Aktiengesellschaft	GEA Shares	DE0006602006	Sale	16.000	EUR 21,74	EUR 347.906,48
08.06.2007 Xetra	Dr. Jürgen Heraeus	Chairman of the Supervisory Board	GEA Shares	DE0006602006	Sale	17.300	EUR 21,95	EUR 379.773,58
02.08.2007 Frankfurt a. M	Jürg Oleas	CEO	GEA Shares	DE0006602006	Purchase	1.500	EUR 24,21	EUR 36.315,00
18.09.2007 Xetra	Dr. Dietmar Kuhnt	Member of the Supervisory Board	GEA Shares	DE0006602006	Purchase	4.200	EUR 23,58	EUR 99.043,53

*) Rounded Average Price

Notice of Transactions by Senior Executives - Pursuant to Section 15a of the Securities Trading Act

18/09/2007

Person obligated to give notice	Dr. Dietmar Kuhnt
Address of issuer	GEA Group Aktiengesellschaft Dorstener Straße 484 44809 Bochum
Reason for notification obligation / position	member of the Supervisory Board
ISIN	DE0006602006
Type of transaction	purchase
Date	18/09/2007
Price per security / currency	23.58 EUR
Number of shares	3,447
Total value of transaction / currency	81,280.26 EUR
Stock exchange	Xetra System

Person obligated to give notice	Dr. Dietmar Kuhnt
Address of issuer	GEA Group Aktiengesellschaft Dorstener Straße 484 44809 Bochum
Reason for notification obligation / position	member of the Supervisory Board
ISIN	DE0006602006
Type of transaction	purchase
Date	18/09/2007
Price per security / currency	23.59 EUR
Number of shares	753
Total value of transaction / currency	17,763.27 EUR
Stock exchange	Xetra System

Notice of Transactions by Senior Executives - Pursuant to Section 15a of the Securities Trading Act

02/08/2007

Person obligated to give notice	Jürg Oleas
Address of issuer	GEA Group Aktiengesellschaft, Dorstener Straße 484, 44809 Bochum
Reason for notification obligation / position	Chairman of the board
ISIN	DE0006602006
Type of transaction	purchase
Date	02/08/2007
Price per security / currency	24.21 EUR
Number of shares	1,500
Total value of transaction / currency	1,500
Stock exchange	Frankfurt a.M.

Notice of Transactions by Senior Executives - Pursuant to Section 15a of the Securities Trading Act

08/06/2007

Person obligated to give notice	Dr. Jürgen Heraeus
Address of issuer	GEA Group Aktiengesellschaft, Dorstener Straße 484, 44809 Bochum
Reason for notification obligation / position	Chairman of the Supervisory Board
ISIN	DE0006602006
Type of transaction	sale
Date	08/06/2007
Price per security / currency	21.95223 EUR
Number of shares	21.95223 EUR
Total value of transaction / currency	379,773.58 EUR
Stock exchange	Xetra System

Notice of Transactions by Senior Executives - Pursuant to Section 15a of the Securities Trading Act

10/05/2007

Person obligated to give notice	2-gather GmbH, Koogstraat 10, 25870 Norderfriedrichskoog
Address of issuer	GEA Group Aktiengesellschaft, Dorstener Straße 484, 44809 Bochum
Reason for notification obligation / position	Managing Director of 2-gather GmbH: Dr. Jürgen Heraeus, Chairman of the Supervisory Board of GEA Group Aktiengesellschaft
ISIN	DE0006602006
Type of transaction	sale
Date	10/05/2007
Price per security / currency	21.77644 EUR 21.71187 EUR
Number of shares	21.77644 EUR 21.71187 EUR
Total value of transaction / currency	347,906.48 EUR
Stock exchange	Xetra System

3.6 Changes in Major Shareholdings

Report of the Executive Board pursuant to § 71 Sect. 1 No. 8 in conjunction with § 186 Sect. 4 Sentence 2 AktG relating to Item 6 on the Agenda in the Invitation to the Annual General Meeting of GEA Group Aktiengesellschaft on Wednesday, 23 April 2008

With respect to Item 6 on the Agenda, the Executive Board is rendering a written report in accordance with § 71 Sect. 1 No. 8, § 186 Sect. 4 Sentence 2 AktG stating the reasons for the suggested authorization to dispose of treasury stock through channels other than the stock exchange or safeguarding the principle of equal treatment and at the suggested issue price, as follows:

Pursuant to § 71 Sect. 1 No. 8 AktG, the Company is to be authorized, by way of cancellation of the existing authorization granted by the Annual General Meeting on 30 April 2007, to repurchase treasury stock at a volume of not more than 10 % of the nominal capital. The existing authorization, which according to statutory provisions can only be granted for 18 months, is expiring on 29 October 2008. With the suggested new authorization, the Company will be in a position to utilize, for the period up to 22 October 2009, the instrument of the acquisition of treasury stock in order to realize the benefits inherent in the acquisition of treasury stock in the interests of the Company and its shareholders. This authorization is governed by the statutory limits imposed by § 71 Sect. 2 AktG. Accordingly, the shares acquired by the Company for the purposes specified under § 71 Sect. 1 Nos. 1 through 3, 7 and 8 AktG together with other shares of the Company acquired by it and which are still in its possession must not represent more than 10 % of the nominal capital.

The suggested authorization provides for the right of the Executive Board, acting with the consent of the Supervisory Board, to sell the repurchased treasury stock through channels different from the stock exchange or an offer to all shareholders if the acquired treasury stock is sold at a price which is not materially below the market price of shares of the Company under the same terms at the time of disposal. The sales price of the treasury stock will be finally determined timely before the disposal of the own shares. This authorization for disposal is limited to a total of not more than 10 % of the nominal capital of the Company. To determine the maximum limit, those shares will be imputed which are issued during the term of validity of this authorization from Authorized Capital as per § 4 Sect. 5 of the Articles of Association with the exclusion of the subscription right pursuant to § 203 Sect. 1, § 186 Sect. 3 Sentence 4 AktG. Moreover, those shares shall be imputed which are to be issued to serve option or convertible bonds with option or conversion warrants or a conversion commitment provided that the bonds are issued during the validity of this authorization with the exclusion of the subscription right in analogous application of § 186 Sect. 3 Sentence 4 AktG. The possibility of an exclusion of the subscription right is restricted by means of this imputation. Furthermore, if the treasury stock acquired is to be disposed of through channels other than the stock exchange or an offer to all shareholders, it may only be sold at a price which is not materially below the market price of shares of the Company under the same terms at the date of disposal. This measure is devised to appropriately safeguard the assets interests of the shareholders. In principle, the shareholders have the possibility to maintain their shareholding ratio by acquiring GEA Group shares on the market. The authorization is in the interests of both the Company and the shareholders because it provides greater flexibility for GEA Group Aktiengesellschaft. In particular, it allows the selective granting of shares to

cooperation partners so that additional domestic and foreign shareholders can be attracted.

Furthermore, the acquisition of treasury stock is to enable the Company, on the basis of the suggested resolution for authorization, to act flexibly and cost effectively within the scope of its consistently pursued acquisition policy in connection with the acquisition of companies, for example in order to use treasury stock in certain cases as a counter value for company mergers or company purchases. International competition and the globalization of the economy increasingly call for this form of a counter performance. At present, there are no concrete plans for utilizing this authorization. In the case of utilization, the Executive Board will ensure that the interests of the shareholders are appropriately safeguarded. As a rule, in valuing the shares of the Company to be transferred as a counter performance, the Executive Board will take the market price as an orientation. A schematic linkage with the market price is not envisaged, however, especially in order not to jeopardize negotiation results once achieved, through fluctuations on the stock market. For the acquisition of companies, shareholdings or investments or for company mergers, currently Authorized Capital III is also available. In deciding on the way in which the shares needed for such a transaction are to be acquired, the Executive Board will solely be guided by the interests of the Company and its shareholders. The Executive Board will decide in agreement with the Supervisory Board.

In future, it may be reasonable for the Company or one of its Group companies to issue option or convertible bonds. To this end, it may be convenient to take account of the ensuing rights to the subscription of shares not through a capital increase but wholly or partly through treasury stock. That is why it is envisioned to use treasury stock for this purpose with the exclusion of the subscription right. The Executive Board will make such a decision subject to the consent of the Supervisory Board. By using treasury stock the dilution of the shareholders' shares which would otherwise occur when serving the option or conversion rights from conditional capital is excluded. For deciding if treasury stock is to be provided or the conditional capital is to be utilized, the Executive Board will carefully ponder the interests of the Company and of the shareholders. When treasury stock is sold on the basis of an offer to all shareholders, the holders of option or conversion rights are to be granted subscription rights for shares of the Company to the extent to which they would have such subscription rights on exercising the option or conversion right. The concomitant exclusion of the shareholders' subscription right entails the benefit that the option or conversion price for the already issued option or conversion rights need not be reduced in accordance with the option and convertible bond terms for the purpose of dilution protection so that in this case the Company is receiving more funds overall when the option or conversion rights are exercised. The number of shares transferred by virtue of this authorization must not exceed 10 % of the nominal capital provided that the shares are used for meeting conversion or option rights and/or conversion commitments issued and/or generated in analogous application of § 186 Sect. 3 Sentence 4 AktG. To determine the maximum limit, those shares will be imputed which are issued during the validity term of this authorization from the Authorized Capital pursuant to § 4 Sect. 5 of the Articles of Association with the exclusion of the subscription right pursuant to § 203 Sect. 1, § 186 Sect. 3 Sentence 4 AktG. Also those shares will be imputed which are to be issued to serve option or convertible bonds with attached option or conversion warrants or a conversion commitment, to the extent that the bonds

are issued during the validity of this authorization with the exclusion of the subscription right in analogous application of § 186 Sect. 3 Sentence 4 AktG.

In connection with capital measures, the Executive Board is also to be authorized, subject to the consent of the Supervisory Board, to offer the holders of convertible participation rights issued on the basis of the authorization granted by the General Meeting of the Company on 24 February 1994, shares of the Company for acquisition to the extent to which they could have acquired them on exercising their conversion rights by participating in the respective capital measure. However, the respective offer for the acquisition of shares of the Company is only to be made to those holders of convertible participation rights who did not waive the right for conversion of the participation rights into shares and the right to acquire shares in the case of capital increases against contribution. By way of this authorization it is possible to ensure a reasonable dilution protection in the case of capital measures for the holders of convertible participation rights which was provided under the participation rights terms. The granting of dilution protection in a different way, especially by paying value compensation, is not stipulated in the participation rights terms. In connection with capital measures, the holders of convertible participation rights will be offered the shares at the same terms and conditions at which shareholders may participate in the respective capital measure. The economic significance of this possibility of a different way of disposing of treasury stock is low; the aggregate nominal value of the currently still existent convertible participation rights is EUR 1.278,23.

Finally, the Executive Board is to be authorized by the Annual General Meeting to call in treasury stock with the consent of the Supervisory Board without any further resolution by the Annual General Meeting being required. In accordance with § 237 Sect. 3 No. 3 AktG, the authorization as suggested should provide for the right of the Executive Board to call in and cancel the shares without a capital reduction. By collecting shares without capital reduction, the proportional amount of the other individual share certificates in the nominal capital of the Company will rise. In this context, the Executive Board will be authorized to adjust the Articles of Association in respect of the changing number of individual share certificates.

GEA Group

GEA Group Aktiengesellschaft, Bochum

- ISIN: DE0006602006 // WKN: 660200

Publication in accordance with section 26 paragraph 1 WpHG (German Securities Trading Act)

The Teachers Insurance and Annuity Association of America, New York, USA, a life insurance company founded in accordance with the laws of the state of New York, has informed us as follows on 7 March 2007:

The proportion of voting rights held by the Teachers Insurance and Annuity Association of America in the GEA Group Aktiengesellschaft, has dropped below the threshold of 5% on 6 March 2007 and subsequently amounted to 4.81%, corresponding to 9 358 417 out of a total of 194 366 618 voting shares in the GEA Group Aktiengesellschaft. All of these voting shares were assigned to the Teachers Insurance and Annuity Association of America in accordance with section 22 paragraph 1 clause 1 number 6 in connection with clauses 2 and 3 of the WpHG (German Securities Trading Act).

The College Retirement Equities Fund, New York, USA, owned 7 359 220 shares on 6 March 2007, corresponding to 3.79% of the voting shares in GEA Group AG, which were assigned to the Teachers Insurance and Annuity Association of America by TIAA-CREF Investment Management, LLC, New York, USA (which is controlled by the Teachers Insurance and Annuity Association of America) in accordance with section 22 paragraph 1 clause 1 number 6 in connection with clauses 2 and 3 of the WpHG (German Securities Trading Act).

The TIAA Board of Overseers, New York, USA, a non-profit organization founded in accordance with the laws of the state of New York, has informed us as follows on 7 March 2007:

The proportion of voting rights held by the TIAA Board of Overseers in the GEA Group Aktiengesellschaft, has dropped below the threshold of 5% on 6 March 2007 and subsequently amounted to 4.81%, corresponding to 9 358 417 out of a total of 194 366 618 voting shares in the GEA Group Aktiengesellschaft. All of these voting shares were assigned to the TIAA Board of Overseers in accordance with section 22 paragraph 1 clause 1 number 6 in connection with clauses 2 and 3 of the WpHG (German Securities Trading Act)

The College Retirement Equities Fund, New York, USA, owned 7 359 220 shares on 6 March 2007, corresponding to 3.79% of the voting shares in GEA Group Aktiengesellschaft, which were assigned to the TIAA Board of Overseers by TIAA-CREF Investment Management, LLC, New York, USA (which is controlled by the TIAA Board of Overseers) and by the Teachers Insurance and Annuity Association of America, New York, USA in accordance with section 22 paragraph 1 clause 1 number 6 in connection with clauses 2 and 3 of the WpHG (German Securities Trading Act).

Bochum, 8 March 2007

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

- ISIN: DE0006602006 // WKN: 660200

Publication pursuant to section 26 (1) of the German Securities Trading Act (WpHG)

TIAA-CREF Investment Management, LLC, 730 Third Avenue, New York, NY 10017, USA, an investment management company established under the law of the State of New York notified us of the following on April 27, 2007:

The percentage of voting rights held by TIAA-CREF Investment Management, LLC in GEA Group Aktiengesellschaft fell below the threshold of 3 percent on April 25, 2007 and then stood at 2.96 percent or 5,762,523 of the total 194,366,618 voting rights in GEA Group Aktiengesellschaft. All of these voting rights were conferred on TIAA-CREF Investment Management, LLC pursuant to section 22 (1) sentence 1 no. 6 German Securities Trading Act from stock held by College Retirement Equities Fund, New York, USA.

College Retirement Equities Fund, 730 Third Avenue, New York, NY 10017, USA, an investment company established under the laws of the State of New York, notified us of the following on April 27, 2007:

The percentage of voting rights held by College Retirement Equities Fund in GEA Group Aktiengesellschaft fell below the threshold of 3 percent on April 25, 2007 and stood at 2.96 percent or 5,762,523 of the total 194,366,618 voting rights in GEA Group Aktiengesellschaft.

Bochum, April 30, 2007

The Executive Board

GEA Group Aktiengesellschaft

Bochum

CUSIP No. 660200

ISIN DE0006602006

Notification in accordance with Section 30e Paragraph 1 No. 1 of the German Securities Trading Act [WpHG] with the Aim of Distribution in Europe

The statutory General Meeting of Shareholders of GEA Group Aktiengesellschaft, Bochum, on April 30, 2007 authorized the Management Board to redeem the shares repurchased by the company in accordance with Sectcion 71 Paragraph 1 No. 8 of the German Stock Corporation Law with the approval of the Supervisory Board and without a resolution by the General Meeting of Shareholders.

On the basis of this authorization the Executive Board of the company resolved on December 21, 2007 to redeem a total of 4,152,771 of its own individual bearer shares without a reduction in the company's share capital through adjustment of the percentage amount of the remaining individual share certificates in the company's share capital as specified in Section 71 Paragraph 1 No. 8 Sentence 6 of the German Stock Corporation Law [AktG]. This measure was already approved in advance by the company's Supervisory Board. Redemption of the shares was carried out through disposal of the individual share certificates as of December 31, 2007.

The share capital of the company continues to amount to EUR 496,890,368.79 and is now divided into 183,982,845 individual bearer share certificates.

Bochum, im Dezember 2007

The Executive Board

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Publication according to Sec. 26 para. 1 German Securities Trading Act (WpHG)

On 1 May 2008, FIL Limited informed us as follows:

The share of voting rights of FIL Limited, Hamilton, Bermuda in GEA Group Aktiengesellschaft, Bochum, exceeded the threshold of 3 % on 30 April 2008 and amounted afterwards to 3,05 %, which equals 5.618.025 voting rights in GEA Group Aktiengesellschaft. All such voting rights are attributable to FIL Limited according to Sec. 22 para. 1 sentence 1 no. 6 WpHG.

On 1 May 2008, Fidelity Investment Management Limited informed us as follows:

The share of voting rights of Fidelity Investment Management Limited, Hildenborough, England in GEA Group Aktiengesellschaft, Bochum, exceeded the threshold of 3 % on 30 April 2008 and amounted afterwards to 3,05 %, which equals 5.618.025 voting rights in GEA Group Aktiengesellschaft. All such voting rights are attributable to Fidelity Investment Management Limited according to Sec. 22 para. 1 sentence 1 no. 6 in connection with sentence 2 WpHG.

On 1 May 2008, Fidelity Investments International informed us as follows:

The share of voting rights of Fidelity Investments International, Hildenborough, England in GEA Group Aktiengesellschaft, Bochum, exceeded the threshold of 3 % on 30 April 2008 and amounted afterwards to 3,04 %, which equals 5.601.965 voting rights in GEA Group Aktiengesellschaft. All such voting rights are attributable to Fidelity Investments International according to Sec. 22 para. 1 sentence 1 no. 6 WpHG.

Bochum, 6 May 2008

GEA Group Aktiengesellschaft
The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Publication according to Sec. 26 para. 1 German Securities Trading Act (WpHG)

On April 25, 2008, Fidelity International informed us as follows:

The share of voting rights of FIL Limited, Hamilton, Bermuda, in GEA Group Aktiengesellschaft, Bochum, fell below the threshold of 3% on April 24, 2008 and amounted afterwards to 2,96 %, which equals 5.454.825 voting rights in GEA Group Aktiengesellschaft. All such voting rights are attributable to FIL Limited according to Sec. 22 para. 1 sentence 1 no. 6 WpHG.

The share of voting rights of Fidelity Investment Management Limited, Hildenborough, England, in GEA Group Aktiengesellschaft, Bochum, fell below the threshold of 3% on April 24, 2008 and amounted afterwards to 2,96 %, which equals 5.454.825 voting rights in GEA Group Aktiengesellschaft. All such voting rights are attributable to Fidelity Investment Management Limited according to Sec. 22 para. 1 sentence 1 no. 6 in connection with sentence 2 WpHG.

Bochum, April 29, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Release of an announcement according to Article 26, Section 1 of the WpHG [the German Securities Trading Act]

Fidelity International notified us of the following on April 24, 2008:

The percentage of voting rights held by Fidelity Investments International, Hildenborough, England, in GEA Group Aktiengesellschaft, Bochum, fell below the three percent threshold on April 23 2008 and now amounts to 2.99 percent (5,503,437 shares). These voting rights are attributable to Fidelity Investments International pursuant to section 22 sent. 1 no. 6 WpHG.

Bochum, April 25, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

- ISIN: DE0006602006 // WKN: 660200

Veröffentlichung gemäß § 26 Abs. 1 WpHG

Delta Partners, LLC, Boston, USA, sole owner Charles Jobson, notified us of the following on April 18, 2008:

The percentage of voting rights held by Delta Partners, LLC in GEA Group Aktiengesellschaft, fell below the threshold of 3 percent on April 16, 2008 and then stood at 2.94 percent or 5,412,850 voting rights.

All of the aforementioned voting rights are held by investment funds managed by Delta Partners, LLC, Boston, USA, - of which Mr. Charles Jobson is the sole owner - and are attributable to it pursuant to section 22 (1) sentence 1 no. 6 of the German Securities Trading Act (WpHG).

Bochum, April 24, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Veröffentlichung gemäß § 26 Abs. 1 WpHG

In a letter dated April 18, 2008, Mr. Charles Jobson, USA, notified us that the percentage of voting rights he holds in GEA Group Aktiengesellschaft fell below the threshold of three percent on April 16, 2008. On April 16, 2008 he held a total of 5,412,850 shares, which represents 2.94 percent of voting rights.

All of the aforementioned voting rights are held by investment funds managed by Delta Partners, LLC, Boston, USA, - of which Mr. Charles Jobson is the sole owner - and are attributable to Mr. Jobson pursuant to section 22 (1) sentence 1 no. 6 of the German Securities Trading Act (WpHG).

Bochum, April 24, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Veröffentlichung gemäß § 26 Abs. 1 WpHG

Die UBS AG, Zürich, Schweiz teilte uns mit Schreiben vom 22. April 2008 mit, dass ihr Stimmrechtsanteil an der GEA Group Aktiengesellschaft, Bochum, am 16. April 2008 die Schwelle von 3 % unterschritten hat und anschließend 2,77 % der Stimmrechte, entsprechend 5.102.032 Stimmrechte an der GEA Group Aktiengesellschaft betrug. Die UBS AG hält direkt 2,25 % der Stimmrechte an der GEA Group Aktiengesellschaft und 0,52 % der Stimmrechte an der GEA Group Aktiengesellschaft werden der UBS AG gemäß § 22 Abs. 1 Satz 1 Nr. 1 WpHG zugerechnet.

Bochum, 24. April 2008

Der Vorstand

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Veröffentlichung gemäß § 26 Abs. 1 WpHG

UBS AG notified us of the following on April 21, 2008:

The percentage of voting rights held by UBS AG, Zurich, Switzerland, in GEA Group Aktiengesellschaft, Bochum, exceeded the three percent threshold on April 15, 2008 and now amounts to 4.38 percent (8,057,321 shares).
UBS AG directly holds 3.86 percent of voting rights in GEA Group Aktiengesellschaft, 0.52 percent of voting rights in GEA Group Aktiengesellschaft are attributable to UBS AG pursuant to section 22 sent. 1 no. 1 WpHG.

Bochum, April 24, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Release of an announcement according to Article 26, Section 1 of the WpHG [the German Securities Trading Act]

Fidelity International notified us of the following on April 17, 2008:

The percentage of voting rights held by Fidelity Investments International, Hildenborough, England, in GEA Group Aktiengesellschaft, Bochum, exceeded the three percent threshold on April 15, 2008 and now amounts to 3,03 percent (5.583.787 shares). These voting rights are attributable to Fidelity Investments International pursuant to section 22 sent. 1 no. 6 WpHG.

Bochum, April 21, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Release of an announcement according to Article 26, Section 1 of the WpHG [the German Securities Trading Act]

Fidelity International notified us of the following on April 16, 2008:

The percentage of voting rights held by Fidelity Investment Management Limited, Hildenborough, England, in GEA Group Aktiengesellschaft, Bochum, exceeded the three percent threshold on April 15, 2008 and now amounts to 3,04 percent (5.599.847 shares). These voting rights are attributable to Fidelity Investment Management Limited pursuant to section 22 sent. 1 no. 6 in connection with sent. 2 WpHG.

Bochum, April 18, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Release of an announcement according to Article 26, Section 1 of the WpHG [the German Securities Trading Act]

Fidelity International notified us of the following on April 16, 2008:

The percentage of voting rights held by FIL Limited, Hamilton, Bermuda, in GEA Group Aktiengesellschaft, Bochum, exceeded the three percent threshold on April 15, 2008 and now amounts to 3,04 percent (5.599.847 shares). These voting rights are attributable to FIL Limited pursuant to section 22 sent. 1 no. 6.

Bochum, April 18, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Release of an announcement according to Article 26, Section 1 of the WpHG [the German Securities Trading Act]

Fidelity International notified us of the following on April 15, 2008:

The percentage of voting rights held by Fidelity Investment Trust, Boston, USA, in GEA Group Aktiengesellschaft, Bochum, exceeded the three percent threshold on January 22, 2008 and now amounts to 3,35 percent (6.168.100 shares).

Bochum, April 18, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Release of an announcement according to Article 26, Section 1 of the WpHG [the German Securities Trading Act]

Fidelity International notified us of the following on April 15, 2008:

The percentage of voting rights held by FMR LLC, Boston, USA, in GEA Group Aktiengesellschaft, Bochum, exceeded the five percent threshold on April 11, 2008 and now amounts to 5,06 percent (9.313.960 shares). These voting rights are attributable to FMR LLC pursuant to section 22 sent. 1 no. 6 in connection with sent. 2 WpHG. The voting rights were attributed to FMR LLC inter alia from Fidelity Investment Trust, being a shareholder holding 3 percent or more of voting rights in GEA Group Aktiengesellschaft.

Bochum, April 18, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Announcement pursuant to § 26 Paragraph 1 of the German Securities Trading Act (WpHG)

In a letter of April 3, 2008, BlackRock Group communicated to us that the voting right share of BlackRock Inc. and BlackRock Holdco 1. LLC, New York, USA, each exceeded the 3% threshold in GEA Group Aktiengesellschaft, Bochum, on April 2, 2008, and subsequently amounted to 3.02% of the voting rights, corresponding to 5,547,686 voting rights in GEA Group Aktiengesellschaft. All voting rights are attributed to BlackRock, Inc. and BlackRock Holdco 1. LLC, in each case pursuant to § 22 Paragraph 1 Clause 1 Number 6 in connection with Sentence 2 of the German Securities Trading Act (WpHG). BlackRock, Inc. controls BlackRock Holdco 1. LLC.

Bochum, April 17, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act]

Hermes Focus Asset Management Europe Limited notified us of the following on January 15, 2008:

The percentage of voting rights held by Hermes European Focus Fund I, Lloyds Chambers, 1 Portsoken Street, London E1 8HZ U.K. in GEA Group Aktiengesellschaft, Bochum, exceeded the three percent threshold on 9. Januar 2008 and now amounts to 3,007 percent (5.658.122 shares).

Bochum, Januar 15, 2008

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act]

Fidelity International notified us of the following on January 14, 2008:

The percentage of voting rights held by Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts 02109, USA, in GEA Group Aktiengesellschaft, Bochum, exceeded the three percent threshold on January 9, 2008 and now amounts to 3,05 percent (5.607.000 shares). These voting rights are attributable to Fidelity Management & Research Company pursuant to section 22 (1) 6 WpHG.

Bochum, Januar 15, 2008

The Executive Board

GEA Group Aktiengesellschaft

Bochum

CUSIP No. 660200

ISIN DE0006602006

Notification in accordance with Section 30e Paragraph 1 No. 1 of the German Securities Trading Act [WpHG] with the Aim of Distribution in Europe

The statutory General Meeting of Shareholders of GEA Group Aktiengesellschaft, Bochum, on April 30, 2007 authorized the Management Board to redeem the shares repurchased by the company in accordance with Sectcion 71 Paragraph 1 No. 8 of the German Stock Corporation Law with the approval of the Supervisory Board and without a resolution by the General Meeting of Shareholders.

On the basis of this authorization the Executive Board of the company resolved on December 21, 2007 to redeem a total of 4,152,771 of its own individual bearer shares without a reduction in the company's share capital through adjustment of the percentage amount of the remaining individual share certificates in the company's share capital as specified in Section 71 Paragraph 1 No. 8 Sentence 6 of the German Stock Corporation Law [AktG]. This measure was already approved in advance by the company's Supervisory Board. Redemption of the shares was carried out through disposal of the individual share certificates as of December 31, 2007.

The share capital of the company continues to amount to EUR 496,890,368.79 and is now divided into 183,982,845 individual bearer share certificates.

Bochum, im Dezember 2008

The Executive Board

GEA Group Aktiengesellschaft

Bochum

CUSIP No. 660200

ISIN DE0006602006

Publication of the Total Number of Voting Rights in accordance with Section 26a of German Securities Trading Act [WpHG] with the Aim of Distribution in Europe

In accordance with Section 26a of the German Securities Trading Act [WpHG] GEA Group Aktiengesellschaft, Bochum, hereby announces: The total number of voting rights at the end of the month of December 2007 amounts to 183,982,845.

Bochum, December 31, 2007

The Executive Board

RECEIVED
2008 JUN 16 A 10:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Veröffentlichung gemäß § 26 Abs. 1 WpHG

Fidelity International notified us of the following on November 30, 2007:

The percentage of voting rights held by FMR LLC, 82 Devonshire Street, Boston, Massachusetts 02109, USA, in GEA Group Aktiengesellschaft exceeded the three percent threshold of 3 percent on November 26, 2007 and now amounts to 3.19 percent (6,009,672 shares). These voting rights are attributable to FMR LLC pursuant to section 22 (1) 2 WpHG read in conjunction with section 22 (1) 1 No. 6 WpHG.

Bochum, December 3, 2007

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Publication pursuant to section 26 (1)
of the German Securities Trading Act (WpHG)

Hermes Focus Asset Management Europe Limited, London, U.K., notified us in a letter dated October 5, 2007 as follows:

> "We, Hermes Focus Asset Management Europe Limited, Lloyds Chambers, 1 Portsoken Street, London E1 8HZ U.K. would like to make the following notification regarding the holding of voting rights held in GEA Group AG according to § 21, para. 1 WpHG in the name of Hermes European Focus Fund I, Lloyds Chambers, 1 Portsoken Street, London E1 8HZ U.K., a fund in relation to which we act as Investment manager:
>
> We hereby give notice, pursuant to § 21 para 1 of the WpHG, that on 2 October 2007 the voting interest held by Hermes European Focus Fund I in GEA Group AG fell below the threshold of 3 % and amounted to 2.97 % i.e. 5,588,523 voting rights at this day."

Bochum, October 17, 2007

The Executive Board

[

GEA Group Aktiengesellschaft

Bochum

WKN 660200

ISIN DE0006602006

Notification pursuant to section 30e (1) no. 1 German Securities Trading Act (WpHG)

with the aim to be distributed throughout Europe

The Annual Shareholders' Meeting of GEA Group Aktiengesellschaft, Bochum, on April 30, 2007 authorized the Executive Board to call in the shares purchased by the company pursuant to section 71 (1) no. 8 of the German Stock Corporation Act (AktG) with the consent of the Supervisory Board but without any further resolution being adopted by the Shareholders' Meeting.

The company's Executive Board decided on June 5, 2007 to use this authorization to call in 6,231,002 no-par-value bearer shares without reducing the company's issued capital by adjusting the proportional amount of the other shares in the company's issued capital pursuant to section 71 (1) no. 8 sentence 6 AktG. The Supervisory Board approved this measure on June 19, 2007. The calling in of these shares was completed with their retirement on July 31, 2007.

The company's issued capital still amounts to EUR 496,890,368.79 and is now divided into 188,135,616 no-par-value bearer shares.

Bochum, August 2007

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Publication pursuant to section 26 (1) of the German Securities Trading Act (WpHG)

TIAA Board of Overseers, New York, United States, a not-for-profit company established under the laws of New York State, notified us in a letter dated July 9, 2007 that its shareholding in GEA Group AG, Bochum, had fallen below the threshold of 3 percent on July 5, 2007 and subsequently amounted to 2.88 percent of the voting rights in GEA Group AG (5,612,278 out of a total of 194,366,618 voting rights). All voting rights have been attributed to TIAA Board of Overseers pursuant to section 22 (1) sentence 1 No. 6 read in conjunction with sentences 2 and 3 WpHG.

Bochum, July 10, 2007

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Publication pursuant to section 26 (1) of the German Securities Trading Act (WpHG)

Teachers Insurance and Annuity Association of America, New York, United States, a life insurance company established under the laws of New York State, notified us in a letter dated July 9, 2007 that its shareholding in GEA Group AG, Bochum, had fallen below the threshold of 3 percent on July 5, 2007 and subsequently amounted to 2.88 percent of the voting rights in GEA Group AG (5,612,278 out of a total of 194,366,618 voting rights). All voting rights have been attributed to Teachers Insurance and Annuity Association of America pursuant to section 22 (1) sentence 1 No. 6 read in conjunction with sentences 2 and 3 WpHG.

Bochum, July 10, 2007

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

ISIN: DE0006602006 // WKN: 660200

Publication pursuant to section 26 (1) of the German Securities Trading Act (WpHG)

In a letter dated May 29, 2007, Mr. Charles Jobson of Boston, USA, notified us that the percentage of voting rights he holds in GEA Group Aktiengesellschaft exceeded the threshold of three percent on February 2, 2007. On February 2, 2007 he held a total of 6,024,159 shares, which represents 3.1 percent of voting rights.

All of the aforementioned voting rights are held by investment funds managed by Delta Partners, LLC, Boston, USA, - of which Mr. Charles Jobson is the sole owner - and are attributable to Mr. Jobson pursuant to section 22 (1) sentence 1 no. 6 of the German Securities Trading Act (WpHG). None of the funds individually exceeds the 3 percent threshold.

Bochum, May 30, 2007

The Executive Board

GEA Group

GEA Group Aktiengesellschaft, Bochum

- ISIN: DE0006602006 // WKN: 660200

Veröffentlichung gemäß § 26 Abs. 1 WpHG

Die Delta Partners, LLC, One International Place, Suite 2401, Boston, MA 02110, USA, Alleineigentümer Charles Jobson, hat uns am 16. April 2007 wie folgt informiert:

Der Stimmrechtsanteil der Delta Partners, LLC an der GEA Group Aktiengesellschaft hat am 2. Februar 2007 die Schwelle von 3 % überschritten und betrug anschließend 3,1 %, entsprechend 6.024.159 von insgesamt 194.366.618 Stimmrechten an der GEA Group Aktiengesellschaft. Alle diese Stimmrechte wurden der Delta Partners, LLC gemäß § 22 Abs. 1 Satz 1 Nr. 6 WpHG zugerechnet.

Bochum, 18. Mai 2007

Der Vorstand

GEA Group

GEA Group Aktiengesellschaft, Bochum

- ISIN: DE0006602006 // WKN: 660200

Veröffentlichung gemäß § 26 Abs. 1 WpHG

Die TIAA-CREF Investment Management, LLC, 730 Third Avenue, New York, NY 10017, USA, eine nach dem Recht des Staates New York gegründete Investmentmanagementgesellschaft, hat uns am 27. April 2007 wie folgt informiert:

Der Stimmrechtsanteil der TIAA-CREF Investment Management, LLC an der GEA Group Aktiengesellschaft hat am 25. April 2007 die Schwelle von 3 % unterschritten und betrug anschließend 2,96 %, entsprechend 5.762.523 von insgesamt 194.366.618 Stimmrechten an der GEA Group Aktiengesellschaft. Alle diese Stimmrechte wurden der TIAA-CREF Investment Management, LLC gemäß § 22 Abs. 1 Satz 1 Nr. 6 WpHG aus Aktien zugerechnet, die vom College Retirement Equities Fund, New York, USA, gehalten werden.

Der College Retirement Equities Fund, 730 Third Avenue, New York, NY 10017, USA, eine nach dem Recht des Staates New York gegründete Investmentgesellschaft, hat uns am 27. April 2007 wie folgt informiert:

Der Stimmrechtsanteil des College Retirement Equities Fund an der GEA Group Aktiengesellschaft hat am 25. April 2007 die Schwelle von 3 % unterschritten und betrug anschließend 2,96 %, entsprechend 5.762.523 von insgesamt 194.366.618 Stimmrechten an der GEA Group Aktiengesellschaft.

Bochum, 30. April 2007

Der Vorstand

GEA Group

GEA Group Aktiengesellschaft, Bochum

- ISIN: DE0006602006 // WKN: 660200

Veröffentlichung gemäß § 26 Abs. 1 WpHG

Die Teachers Insurance and Annuity Association of America, New York, USA, eine nach dem Recht des Staates New York gegründete Lebensversicherungsgesellschaft, hat uns am 7. März 2007 wie folgt informiert:

Der Stimmrechtsanteil der Teachers Insurance and Annuity Association of America an der GEA Group Aktiengesellschaft hat am 6. März 2007 die Schwelle von 5 % unterschritten und betrug anschließend 4,81 %, entsprechend 9.358.417 von insgesamt 194.366.618 Stimmrechten an der GEA Group Aktiengesellschaft. Alle diese Stimmrechte wurden der Teachers Insurance and Annuity Association of America gemäß § 22 Abs. 1 Satz 1 Nr. 6 i. V. m. Satz 2 und 3 WpHG zugerechnet.

Der College Retirement Equities Fund, New York, USA, war am 6. März 2007 Inhaber von 7.359.220 Aktien, entsprechend 3,79 % der Stimmrechte an der GEA Group Aktiengesellschaft, die der Teachers Insurance and Annuity Association of America gemäß § 22 Abs. 1 Satz 1 Nr. 6 i. V. m. Satz 2 und 3 WpHG über die von der Teachers Insurance and Annuity Association of America kontrollierte TIAA-CREF Investment Management, LLC, New York, USA, zugerechnet wurden.

Die TIAA Board of Overseers, New York, USA, eine nach dem Recht des Staates New York gegründete gemeinnützige Gesellschaft, hat uns am 7. März 2007 wie folgt informiert:

Der Stimmrechtsanteil der TIAA Board of Overseers an der GEA Group Aktiengesellschaft hat am 6. März 2007 die Schwelle von 5 % unterschritten und betrug anschließend 4,81 %, entsprechend 9.358.417 von insgesamt 194.366.618 Stimmrechten an der GEA Group Aktiengesellschaft. Alle diese Stimmrechte wurden der TIAA Board of Overseers gemäß § 22 Abs. 1 Satz 1 Nr. 6 i. V. m. Satz 2 und 3 WpHG zugerechnet.

Der College Retirement Equities Fund, New York, USA, war am 6. März 2007 Inhaber von 7.359.220 Aktien, entsprechend 3,79 % der Stimmrechte an der GEA Group Aktiengesellschaft, die der TIAA Board of Overseers gemäß § 22 Abs. 1 Satz 1 Nr. 6 i. V. m. Satz 2 und 3 WpHG über die von der TIAA Board of Overseers kontrollierte TIAA-CREF Investment Management, LLC, New York, USA, und Teachers Insurance and Annuity Association of America, New York, USA, zugerechnet wurden.

Bochum, 8. März 2007

Der Vorstand

Veröffentlicht
am 13.01.2007
in der Börsen-Zeitung Nr. 9 (Seite 26)

GEA Group

GEA Group Aktiengesellschaft, Bochum

- ISIN: DE0006602006 // WKN: 660200

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Die Teachers Insurance and Annuity Association of America, New York, USA, eine nach dem Recht des Staates New York gegründete Lebensversicherungsgesellschaft, hat uns am 5. Januar 2007 wie folgt informiert:

Der Stimmrechtsanteil der Teachers Insurance and Annuity Association of America an der GEA Group Aktiengesellschaft hat am 14. September 2006 die Schwelle von 5 % überschritten und betrug anschließend 5,37 %, entsprechend 10.435.453 von insgesamt 194.366.618 Stimmrechten an der GEA Group Aktiengesellschaft. Alle diese Stimmrechte wurden der Teachers Insurance and Annuity Association of America gemäß § 22 Abs. 1 Satz 1 Nr. 6 i. V. m. Satz 2 und 3 WpHG zugerechnet.

Der Stimmrechtsanteil der Teachers Insurance and Annuity Association of America an der GEA Group Aktiengesellschaft hat am 25. Oktober 2006 die Schwelle von 5 % unterschritten und betrug anschließend 4,73 %, entsprechend 9.183.958 von insgesamt 194.366.618 Stimmrechten an der GEA Group Aktiengesellschaft. Alle diese Stimmrechte wurden der Teachers Insurance and Annuity Association of America gemäß § 22 Abs. 1 Satz 1 Nr. 6 i. V. m. Satz 2 und 3 WpHG zugerechnet.

Der Stimmrechtsanteil der Teachers Insurance and Annuity Association of America an der GEA Group Aktiengesellschaft hat am 30. November 2006 die Schwelle von 5 % überschritten und betrug anschließend 5,03 %, entsprechend 9.783.702 von insgesamt 194.366.618 Stimmrechten an der GEA Group Aktiengesellschaft. Alle diese Stimmrechte wurden der Teachers Insurance and Annuity Association of America gemäß § 22 Abs. 1 Satz 1 Nr. 6 i. V. m. Satz 2 und 3 WpHG zugerechnet.

Die TIAA Board of Overseers, New York, USA, eine nach dem Recht des Staates New York gegründete gemeinnützige Gesellschaft, hat uns am 5. Januar 2007 wie folgt informiert:

Der Stimmrechtsanteil der TIAA Board of Overseers an der GEA Group Aktiengesellschaft hat am 14. September 2006 die Schwelle von 5 % überschritten und betrug anschließend 5,37 %, entsprechend 10.435.453 von insgesamt 194.366.618 Stimmrechten an der GEA Group Aktiengesellschaft. Alle diese Stimmrechte wurden der TIAA Board of Overseers gemäß § 22 Abs. 1 Satz 1 Nr. 6 i. V. m. Satz 2 und 3 WpHG zugerechnet.

Der Stimmrechtsanteil der TIAA Board of Overseers an der GEA Group Aktiengesellschaft hat am 25. Oktober 2006 die Schwelle von 5 % unterschritten und betrug anschließend 4,73 %, entsprechend 9.183.958 von insgesamt 194.366.618 Stimmrechten an der GEA Group Aktiengesellschaft. Alle diese Stimmrechte wurden der TIAA Board of Overseers gemäß § 22 Abs. 1 Satz 1 Nr. 6 i. V. m. Satz 2 und 3 WpHG zugerechnet.

Der Stimmrechtsanteil der TIAA Board of Overseers an der GEA Group Aktiengesellschaft hat am 30. November 2006 die Schwelle von 5 % überschritten und betrug anschließend 5,03 %, entsprechend 9.783.702 von insgesamt 194.366.618 Stimmrechten an der GEA Group Aktiengesellschaft. Alle diese Stimmrechte wurden der TIAA Board of Overseers gemäß § 22 Abs. 1 Satz 1 Nr. 6 i. V. m. Satz 2 und 3 WpHG zugerechnet.

Bochum, 13. Januar 2007

Der Vorstand

IV. PRESS RELEASES AND LETTERS TO SHAREHOLDERS

Press releases 2008

Appointment of Hartmut Eberlein as Executive Board member extended until April 22, 2009

In its meeting today the Supervisory Board of GEA Group Aktiengesellschaft extended the appointment of Hartmut Eberlein as Executive Board member, which would expire on November 30, 2008, until the end of the 2009 Annual General Meeting (April 22, 2009). Hartmut Eberlein intends to focus more on his private life in the future. The Supervisory Board takes note of Hartmut Eberlein's decision much to its regret.

Nonetheless, the Supervisory Board and Hartmut Eberlein foresee a continuing good cooperation. „The extension allows a professional transition after the Annual General Meeting 2009, in a first step. We are confident that Mr Eberlein will also be available in the future to support the company on a different footing," says Dr. Jürgen Heraeus, Chairman of the Supervisory Board of GEA Group Aktiengesellschaft.

The Supervisory Board has started the selection process for a successor already. „We expect to announce the successor of Mr Eberlein as CFO in the near future," states Dr. Jürgen Heraeus.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especiall process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed more than 19,200 people as at September 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed on Germany's MDAX (G1A, WKN 660200).

GEA reports 50 percent rise in Group earnings in the first quarter

Bochum, May 8, 2008 – GEA Group Aktiengesellschaft continued its successful performance in the first quarter of 2008 driven by the ongoing stability in the growth of its business, and its concentration on enhanced profitability. Earnings before interest and tax (EBIT) amounted to EUR 77.1 million, representing a 19.8 percent increase relative to the first quarter of 2007 (EUR 64.3 million). EBIT in the core segments was boosted by 35 percent. The EBIT margin in the core segments consequently rose by 83 basis points, from 6.5 percent to 7.4 percent. Both core segments of Energy and Farm Technology and Process Technology contributed to these profitability gains.

"We raised first-quarter earnings per share to EUR 0.27, which is an increase of around 50 percent. Our primary objective is to create value for our shareholders. This is why we have repositioned the Group in recent years, and this policy is now proving its long-term worth. We are confirming our outlook for the 2008 and 2009 business years based on the very high order backlog levels we have already recorded, and the continued growth potential in our central business areas of food, energy, as well as climate and environment," commented Juerg Oleas, Chairman of the Executive Board of GEA Group Aktiengesellschaft.

Order intake of the GEA Group grew to EUR 1,444.4 million (2007: EUR 1,381.3 million). Excluding the Thermal Engineering Division, where order intake of over EUR 200 million was around the previous year's level, order intake in the core segments was up 10 percent year-on-year. Growth in the highly profitable component-based divisions was particularly strong. Sales in the core segments rose 19.7 percent to EUR 1,120.6 million (2007: EUR 935.9 million). Consolidated sales totaled EUR 1,189.6 million following EUR 1,055.6 million in the first quarter of 2007.

The Executive Board of GEA Group Aktiengesellschaft assumes the Group will report growth in order intake of 5 to 10 percent in 2008, reflecting the fact that its business is largely resistant to the economic cycle. Excluding acquisitions, sales are expected to rise by 10 percent in 2008 and by a further 5 to 10 percent in 2009. At the same time, it is anticipated that the EBIT margin in the core segments will increase by 70 to 80 basis points, to reach over 10 percent by 2009.

Press Release

Engineering Excellence

GEA Group consolidated data for Q1 2008 (in EUR million)

	Q1 2008	Q1 2007
Order Intake		
Energy and Farm Technology	451.8	424.3
Process Technology	924.9	845.9
Other	67.7	111.1
Total	**1,444.4**	**1,381.3**
Sales		
Energy and Farm Technology	363.2	339.2
Process Technology	757.4	596.7
Other	69.0	119.7
Total	**1,189.6**	**1,055.6**
EBIT		
Energy and Farm Technology	20.1	17.4
Process Technology	62.5	43.8
Other	-5.5	3.1
Total	**77.1**	**64.3**
% of sales	**6.5**	**6.1**
Earnings before tax	**68.0**	**51.8**
Net income	**49.5**	**33.0**
- Net income on continued operations	49.5	31.6
- Net income on discontinued operations		1.4
Earnings per share (EUR)	**0.27**	**0.18**
- of which on continued operations	0.27	0.17
- of which on discontinued operations		0.01
Net position [1/2]	-54.6	362.4
Capital expenditures incl. finance leases	40.0	15.0
Employees at balance sheet date [3]	20,128	17,897

[1] Including Plant Engineering in 2007

[2] Net position = cash and cash equivalents + securities - bank debt

[3] Full-time equivalents (FTE's), excl. apprentices/trainees and inactive employees

GEA Group Aktiengesellschaft is an international technology group that focuses on the specialty mechanical engineering areas of process technology and components. Consolidated sales were EUR 5.2 billion in 2007. The company's workforce comprised over 20,000 employees as of March 31, 2008. The GEA Group is a market and technology leader in 90 percent of its business areas. GEA Group is listed in the German MDAX share index (G1A, WKN 660200).

Voting results from the GEA Annual General Meeting

Bochum, April 23, 2008 – At today's Annual General Meeting of GEA Group Aktiengesellschaft, where overall 66.21 % of the share capital entitled to vote was represented, the resolutions proposed by the management were accepted with a large majority. Details concerning the individual items on the agenda for the Annual General Meeting can be found on our website at www.geagroup.com under menu item Investor Relations / Annual General Meeting. The results of votes were as follows:

Agenda item 2
Resolution concerning the application of unappropriated retained earnings
Votes for: 99.99 %   Votes against: 0.01 %
The resolution was passed with the requisite majority.

Agenda item 3
Formal approval of the Executive Board members for the 2007 financial year
Votes for: 98.79 %   Votes against: 1.21 %
The resolution was passed with the requisite majority.

Agenda item 4
Formal approval of the Supervisory Board members for the 2007 financial year
Votes for: 98.79 %   Votes against: 1.21 %
The resolution was passed with the requisite majority.

Agenda item 5
Election of the auditor for the 2008 financial year
Votes for: 99.96 %   Votes against: 0.04 %
The resolution was passed with the requisite majority.

Agenda item 6
Authorization to acquire any shares
Votes for: 99.68 %   Votes against: 0.32 %
The resolution was passed with the requisite majority.

Agenda item 7
Amendment to § 3 of the articles of incorporation
Votes for: 98.74 % Votes against: 1.26 %
The resolution was passed with the requisite majority.

Agenda item 8
Amendment to § 5 Paragraph 2 of the articles of incorporation
Votes for: 98.74 % Votes against: 1.26 %
The resolution was passed with the requisite majority.

Agenda item 9
Amendment to § 15 of the articles of incorporation
Votes for: 98.10 % Votes against: 1.90 %
The resolution was passed with the requisite majority.

GEA Group Aktiengesellschaft is an international technology group that focuses on the specialty mechanical engineering areas of process technology and components, and plant engineering. Consolidated sales were EUR 5.2 billion in 2007. The company's workforce comprised over 19,500 employees as of December 31, 2007. The GEA Group is a market and technology leader in 90 per cent of its business areas. GEA Group is listed in the German MDAX share index (G1A, WKN 660200).

GEA reports high growth and higher EBIT margin in the first quarter

Bochum, April 23, 2008 – GEA Group Aktiengesellschaft completed a successful first quarter of 2008. The company increased new orders in its core segments, excluding Thermal Engineering, by 10 percent year-on-year. The Thermal Engineering Division generated new orders at the previous year's level, at over EUR 200 million. Sales in the core segments were up by around 20 percent, as in the previous year. This demonstrates the stable growth of GEA's business. At the same time, the company has achieved a 35 percent increase in EBIT from its core segments. The EBIT margin has consequently already risen by 83 basis points in the first quarter.

"This level of success achieved by our company underscores our profitability-oriented corporate policy. We are confirming our outlook for the 2008 financial year," commented Jürg Oleas, Chairman of the Executive Board of GEA Group Aktiengesellschaft.

The company published its key figures for the first quarter 2008 at the Annual General Meeting held in Oberhausen. As announced, the company will publish further details and comments on the first-quarter results on May 8.

GEA Group Aktiengesellschaft is an international technology group that focuses on the specialty mechanical engineering areas of process technology and components, and plant engineering. Consolidated sales were EUR 5.2 billion in 2007. The company's workforce comprised over 19,500 employees as of December 31, 2007. The GEA Group is a market and technology leader in 90 percent of its business areas. GEA Group is listed in the German MDAX share index (G1A, WKN 660200).

Presse Release
Engineering Excellence

GEA further strengthens its activities in industrial heat-exchangers

Bochum, April 23, 2008 –GEA Group Aktiengesellschaft has further strengthened its Process Equipment division through the acquisition of the Dutch company Bloksma, which is based in Almere, Netherlands. Bloksma manufactures intercoolers for marine engines, oil coolers for industrial applications, double-pipe coolers for various industrial processes, and a special cooler for marine engines, so-called box coolers, which are fitted on to the exteriors of ships. The company employs a workforce of around 160 employees, and 2007 sales amounted to over EUR 30 million. The transaction will prospectively take effect from June 1, 2008, following anti-trust approval.

"Bloksma represents an excellent addition to our product range, and fits very well with our industrial heat-exchange activities, which also build intercoolers and tube bundle heat exchangers. The acquisition will further improve the competitiveness of our industrial heat-exchanger business area," commented Niels Graugaard, member of the Executive Board of GEA Group Aktiengesellschaft.

As recently as the end of February, GEA's plate heat-exchangers business was expanded through the acquisition of ViEX, which is based in Newmarket, near Toronto in Canada. The GEA Group has made further investments this year with the acquisition of the French company Univalve, Schiltigheim, which produces valves for the foodstuffs area. Business in the Thermal Engineering division was strengthened with the acquisition of the UK company PSSP, Willenhall, and the German company NEMA AirFin, Netzschkau. These acquisitions mean GEA has already added over EUR 75 million of annual sales volumes this year through acquisitions, and further corporate purchases are being prepared.

GEA Group Aktiengesellschaft is an international technology group that focuses on the specialty mechanical engineering areas of process technology and components, and plant engineering. Consolidated sales were EUR 5.2 billion in 2007. The company's workforce comprised over 19,500 employees as of December 31, 2007. The GEA Group is a market and technology leader in 90 percent of its business areas. GEA Group is listed in the German MDAX share index (G1A, WKN 660200).

Dr. Helmut Schmale becomes new Chief Financial Officer of GEA Group

Bochum, April 23, 2008 – The Supervisory Board of the GEA Group AG has appointed in its meeting today Dr. Helmut Schmale, 51, so far President of the Division Thermal Engineering, as a member of the Executive Board of GEA Group Aktiengesellschaft with effect as of April 1, 2009. With the end of the Annual General Meeting on April 22, 2009 Dr. Schmale will take over the Chief Financial Officer position within the Executive Board of the company.

Dr. Schmale will succeed Hartmut Eberlein, who wishes to focus more on his private life in the future. For that reason the Supervisory Board had extended in its meeting on March 11, 2008 his mandate, which would have run out at the end of November 2008, up until the end of the Annual General Meeting on April 22, 2009.

"With the extension of the mandate of Mr. Eberlein and today's appointment of Dr. Schmale a professional transition and takeover of the Chief Financial Officer position after the Annual General Meeting in 2009 is ensured. Dr. Schmale is an internal candidate with excellent financial expertise who in addition has a lot of experience in managing some of our operating businesses ", said Dr. Jürgen Heraeus, Chairman of the Supervisory Board of GEA Group Aktiengesellschaft.

After starting his career at Klöckner-Werke where he held different positions Dr. Schmale joined GEA Wärme- und Umwelttechnik GmbH at the beginning of 1993 as finance director. Since then he has held several management positions within GEA. In October 1997 he was appointed to the Board of the Division Energy Technology as CFO. Since April 2004 Dr. Schmale is President (CEO) of that GEA division now called Thermal Engineering. Helmut Schmale is married, has two children and lives in Bochum.

GEA Group Aktiengesellschaft is an international technology group that focuses on the specialty mechanical engineering areas of process technology and components, and plant engineering. Consolidated sales were EUR 5.2 billion in 2007. The company's workforce comprised over 19,500 employees as of December 31, 2007. The GEA Group is a market and technology leader in 90 percent of its business areas. GEA Group is listed in the German MDAX share index (G1A, WKN 660200).

Press Release
Engineering Excellence

GEA Group reports strong earnings growth

- **EBIT of continuing operations up 41.6 per cent to EUR 422.2 million**
- **Consolidated net income EUR 283.5 million**
- **Earnings per share of EUR 1.72 on a comparable basis on continued operations**
- **Growth continues in January and February**

Bochum, March 13, 2008 – GEA Group Aktiengesellschaft generated earnings before interest and tax (EBIT) of EUR 422.2 million in 2007. This represents a 41.6 per cent, or EUR 124 million, improvement on the previous year (2006: EUR 298.2 million). All segments contributed to this growth. The EBIT margin was boosted by 126 basis points. "In the 2007 business year just passed, we concluded the restructuring of the Group with the completion of the disposals of Lurgi and Lentjes, and the new segmentation that came into effect as of January 1, 2008. We have significantly improved our business. We have exceeded the goals we set ourselves, both with respect to organic growth, and the higher EBIT margin. Our cardinal priority in the future will be to improve profitability, and the return on capital employed," commented Jürg Oleas, Chairman of the Executive Board of GEA Group Aktiengesellschaft.
The GEA Group created 984 new jobs as a result of organic growth, of which 263 positions are located in Germany. The Executive Board of GEA Group Aktiengesellschaft has also decided to make a special payment to all employees, with the exception of senior management, entailing a total payment of around EUR 4.1 million.

New orders and sales significantly above EUR 5 billion

The GEA Group reported 16.4 per cent growth in new orders to EUR 5,794.4 million (2006: EUR 4,977.9 million). The Group is benefiting from its increasingly global presence in dynamic growth markets such as Eastern Europe, Asia, and South America. Stable growth in industrial countries, however, has also contributed to this pleasing progress. Sales were also increased to significantly above EUR 5 billion in 2007. This growth to EUR 5,198.6 million (2006: EUR 4,346.2 million) represents an improvement of 19.6 per cent compared with the previous year. The order book rose by almost 30 per cent year-on-year.

Positive Group earnings

Earnings after tax on continued operations amounted to EUR 254.4 million. Earnings on discontinued operations were EUR 29.1 million. Consolidated net income for the year consequently amounts to EUR 283.5 million (2006: EUR -288.2 million).

Significant rise in earnings per share

Earnings per share from the continuing operations amounted to EUR 1.35, and those for the discontinued operations EUR 0.16. The total earnings per share, in other words, amounted to EUR 1.51. The figure for the continuing operations comparable with the previous year, and adjusted to reflect the change in the rate of corporate taxation, amounted to EUR 1.72, compared with EUR 1.00 in the previous year.

Higher investment and acquisition volumes

The GEA Group invested 2.7 per cent of its sales (EUR 139.4 million, 2006: EUR 100.0 million) in property, plant, and equipment, and intangible assets. In addition, companies with annual sales approaching EUR 200 million were acquired for a total enterprise value of around EUR 120 million.

Disposals of Lurgi und Lentjes completed

The disposal of the discontinued operations has been completed. The disposal gain for Lurgi was in line with expectations. The sale of Lentjes GmbH was completed at the end of the business year, following an in-depth antitrust review. However, further high losses were incurred on the current order flow in 2007, which is why earnings from the discontinued operations are only slightly positive.

GEA Group's workforce participates in profit

The GEA Group workforce grew by 984 employees in 2007 as a result of organic growth. The number of employees in Germany alone was up by a total of 263 to reach 6,714. Given the Group's successful growth, the Executive Board has decided to make a special payment to all employees, with the exception of the senior management level, entailing a total amount of around EUR 4.1 million. The payment is made in three categories depending on the average purchasing power in certain groups of countries.

Dividend payment resumed

The Executive and Supervisory Boards of GEA Group Aktiengesellschaft will propose to the Shareholders' General Meeting to pay a dividend of EUR 0.20 per share. The company assumes an even higher dividend will be paid for the 2008 financial year. Furthermore, a dividend equivalent to one third of consolidated annual net income is planned for the 2009 financial year.

Besides this, shares totalling EUR 100.3 million were repurchased, and withdrawn along with treasury shares already held. This corresponds to 5.3 per cent of the total shares outstanding at the start of 2007.

Business outlook

The Executive Board anticipates a further rise in new orders of between 5 and 10 per cent for 2008. The company assumes a sales growth of around 10 per cent, due to the high level of the order book. Growth in the first two months of 2008 confirms this expectation. Operating earnings in the core segments should continue to rise faster than sales. The GEA Group expects an increase for the core segments in the EBIT margin of 70 to 80 basis points. The overall positive growth will prospectively continue in 2009. Given continued revenue growth of 5 to 10 per cent, the Executive Board anticipates an EBIT margin of over 10 per cent for the core segments. The target gearing level of around 50 per cent underscores the Group's clear orientation to further interesting acquisitions, and potentially also further share repurchases for 2008 and 2009.

Press Release
Engineering Excellence

GEA Group 2007 consolidated data (in EUR millions)

	Q4 2007	Q4 2006	Q1-Q4 2007	Q1-Q4 2006
New Orders				
Customized Systems	251.6	221.7	1,027.7	877.8
Process Equipment	484.0	377.2	1,738.5	1,448.2
Process Engineering	1,064.6	754.3	2,666.0	2,264.2
Other	70.5	124.1	362.2	387.8
Total	**1,870.7**	**1,477.2**	**5,794.4**	**4,977.9**
Sales				
Customized Systems	286.0	261.9	995.9	827.1
Process Equipment	465.9	421.5	1,565.4	1,374.6
Process Engineering	709.0	599.0	2,242.7	1,773.5
Other	77.1	116.3	394.6	371.1
Total	**1,538.0**	**1,398.7**	**5,198.6**	**4,346.2**
EBIT				
Customized Systems	28.1	23.3	77.1	56.8
Process Equipment	76.4	56.5	208.0	154.0
Process Engineering	68.1	56.2	149.6	110.3
Other	-18.0	-17.3	-12.5	-23.0
Total	**154.6**	**118.7**	**422.2**	**298.2**
% of sales	**10.1**	**8.5**	**8.1**	**6.9**
Earnings before tax	**144.7**	**105.3**	**370.5**	**253.7**
Net income / loss	**38.0**	**-141.8**	**283.5**	**-288.2**
- Net income on continuing operations	157.9	96.8	254.4	187.4
- Net loss on discontinued operations	-119.9	-238.5	29.1	-475.6
Earnings per share (EUR)	**0.20**	**-0.76**	**1.51**	**-1.53**
- thereof on continuing operations	0.85	0.51	1.35	1.00
- thereof on discontinued operations	-0.65	-1.27	0.16	-2.53
Net position [1]	61.3	492.0	61.3	492.0
Capital expenditures incl. finance leases	63.9	68.8	252.5	136.1
Employees at balance sheet date	19,560	17,473	19,560	17,473

[1] In 2006 including Plant Engineering

GEA Group Aktiengesellschaft is an international technology group that focuses on the specialty mechanical engineering areas of process technology and components. The company reported sales of EUR 5.2 billion in 2007 and employed more than 19,500 people as of December 31, 2007. The GEA Group is a market and technology leader in 90 per cent of its business areas and is listed in the German MDAX share index (G1A, WKN 660200).

Appointment of Hartmut Eberlein as Executive Board member of GEA Group extended until April 22, 2009

Bochum, February 6, 2008 – In its meeting today the Supervisory Board of GEA Group Aktiengesellschaft extended the appointment of Hartmut Eberlein as Executive Board member, which would expire on November 30, 2008, until the end of the 2009 Annual General Meeting (April 22, 2009). Hartmut Eberlein intends to focus more on his private life in the future. The Supervisory Board takes note of Hartmut Eberlein's decision much to its regret.

Nonetheless, the Supervisory Board and Hartmut Eberlein foresee a continuing good cooperation. „The extension allows a professional transition after the Annual General Meeting 2009, in a first step. We are confident that Mr Eberlein will also be available in the future to support the company on a different footing," says Dr. Jürgen Heraeus, Chairman of the Supervisory Board of GEA Group Aktiengesellschaft.

The Supervisory Board has started the selection process for a successor already. „We expect to announce the successor of Mr Eberlein as CFO in the near future," states Dr. Jürgen Heraeus.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed more than 19,200 people as at September 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed on Germany's MDAX (G1A, WKN 660200).

GEA Group confirms good fourth-quarter growth

Bochum, February 6, 2008 – GEA Group Aktiengesellschaft grew 2007 fourth-quarter new orders in its core business by over 30 percent year-on-year. Expectations for the full 2007 financial year have consequently been exceeded. The order books as of December 31, 2007 increased by almost 30 percent year-on-year.

The market position of GEA companies improved further in almost all divisions. The group is mainly benefiting from its increasingly global presence in dynamic growth markets such as Eastern Europe, Asia, and South America. However, stable growth in industrial countries has also contributed to this pleasing progress. Global population growth, rising household incomes, particularly in emerging countries, and rising demand for processed foods, healthcare products, and energy, will continue to ensure that the group enjoys a less cyclical and economically dependent order flow in the future.

Detailed figures for the 2007 financial year will be published on March 13, 2008. Press and analyst conferences will be held on the same day in Düsseldorf.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed more than 19,200 people as at September 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed on Germany's MDAX (G1A, WKN 660200).

GEA Group Aktiengesellschaft · Contact · tel. +49 234 980 1081 · fax +49 234 980 1087 · www.geagroup.com

Press releases 2007

Adhoc: GEA Group Aktiengesellschaft sells Lurgi Group

GEA Group Aktiengesellschaft sells its plant engineering subsidiary Lurgi, Frankfurt am Main, to Air Liquide S.A., Paris, a worldwide producer of industrial and medical gases. The contract was signed today. The disinvestment is based on an Equity Value of approximately EUR 550 million which is equivalent to an Enterprise Value of EUR 200 million - including the assumption of Lurgi's cash position as well as its pension and similar liabilities. The transaction is subject to the approval of the relevant antitrust authorities.

AdHoc: GEA Group Aktiengesellschaft sells Lentjes Group

The GEA Group is selling its plant engineering subsidiary Lentjes GmbH, Ratingen, to a subsidiary of A-Tec Industries AG, a globally active industrial group based in Vienna that specializes in drive systems, plant engineering and mechanical engineering. A share purchase agreement to this effect was signed today. In addition to the purchase price of EUR 1, the buyer has undertaken to inject a double digit million Euro amount to strengthen Lentjes GmbH's capital base. As far as the company's existing order book is concerned, the parties to the transaction have agreed that the opportunities and risks of projects that are already largely completed will remain for the most part with the seller, while most of the opportunities and risks arising from projects with a lower percentage of completion will pass to the buyer. To the extent known, the GEA Group has made appropriate provisions for the retained risks. The transaction is still subject to approval by the relevant antitrust authorities.

Adhoc: Share buy-back for up to 200 million euro

GEA Group wants to repurchase shares of the company for up to EUR 200 million

The executive board of GEA Group Aktiengesellschaft, acting with the consent of the supervisory board, decided to make use of the authorization granted by the annual shareholders' meeting on 30 April 2007 to acquire treasury stock pursuant to Sec. 71 para. 1 no. 8 German Stock Corporation Act (AktG) and to buy back shares of the company on the stock market for an amount of up to EUR 200 million. The shares are repurchased for the purpose of redemption. The starting date of the buyback including further details of the buyback will be publicized separately prior to commencement.

Bochum, 18 September 2007

The Executive Board

Employee representatives confirmed on Supervisory Board of GEA Group

Bochum. 22 February 2007 – During the elections for the employee representatives to the Supervisory Board of GEA Group Aktiengesellschaft all of the former members were re-elected to their positions. The delegate election was conducted in Bochun with 85 representatives from the German companies. More specifically, Reinhold Siegers, Kurt-Jürgen Löw and Klaus Hunger were elected as representatives of the employees, Michael Kämpfert remains in his position on the Supervisory Board representing management personnel, while the trade unions are represented by Rainer Gröbel and Joachim Stöber.

"The overriding objective of the employee representatives during this term of the Supervisory Board is to safeguard as many jol as possible within the GEA Group in Germany"

explained Reinhold Siegers, Chairman of the Group Employees' Council and Deputy Chairman of the Supervisory Board of GE Group AG.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especial process engineering and equipment - and plant engineering. Sales in 2005 - including the Plant Engineering segment - totaled approximately EUR 4.5 billion. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

GEA Group to acquire Procomac

Strategic Acquisition for Process Engineering
Procomac is a pioneer in aseptic filling lines

Bochum, March 01, 2007 – GEA Group Aktiengesellschaft, Bochum, is strengthening the Process Engineering Division by acquiring Procomac S.p.A., a company that develops, manufactures, and installs filling lines for beverages and food products worldwide. The transaction is expected to become effective in April, 2007, although it is still subject to usual closing conditions including approval by antitrust authorities.
Procomac employs 540 employees and generated sales of approximately EUR 115 million in 2006. The company is based in Sala Baganza near Parma, in Northern Italy and has several subsidiaries.
Procomac is a leading company within aseptic filling of PET bottles. The company is a pioneer in this area and was the first company ever to produce and install a high-speed rotary aseptic filler in 1993. The company's product portfolio also includes traditional filling lines, secondary packaging equipment, and processing equipment sold in turn-key installations for the food anc dairy industry. Customers are primarily producers of juices, teas and isotonics, carbonated and still soft drinks, bottled water, dairy products, wines and spirits.

"The combination of Procomac's excellent filling and packaging technology will in combination with GEA Group's process engineering capabilities gives us the ability to deliver even more attractive integrated solutions for the beverage industry",

says Peter Schenk, a member of the Executive Board of GEA Group Atiengesellschaft.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especial process engineering and equipment - and plant engineering. Sales in 2005 - including the Plant Engineering segment - totaled approximately EUR 4.5 billion. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

Jürg Oleas's contract with GEA Group extended

On March 19 the Supervisory Board of GEA Group Aktiengesellschaft extended the contract of Jürg Oleas, the chairman of the company's Executive Board, in Bochum by three years to the end of 2010.

Jürg Oleas was appointed chairman of the Executive Board of GEA Group Aktiengesellschaft with effect from November 1, 200
He has been a member of the company's Executive Board since May 1, 2001.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especial process engineering and equipment - and plant engineering. In 2006, its 17,500 or so employees generated sales of EUR 4.5 billion. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

GEA Group Core Business with Strong Growth in Results

- **Group result negative due to Lentjes and Zimmer**
- **"Agreement in principle" achieved for Lurgi and Lentjes**
- **EBIT of the continued business divisions above 298 million euros**

Bochum, 21st March 2007 – in fiscal year 2006 the GEA Group Aktiengesellschaft obtained results in its core business of 298.2 million euros before tax and interest (EBIT). This means that the comparable value of the previous year of 225.3 million euros was clearly exceeded by 32.3 per cent or 72.9 million euros. All segments, even if involved to different levels, contributed to this increase. The EBIT margin of the continued business improved to 6.9 per cent for reduced holding cots. "In fiscal year 2006 we more than achieved our goal of over-proportionally increasing the corporate value of the GEA Group for our shareholders. After the sale of the plant engineering segment, the GEA Group is a healthier and more profitable company. Because of our full orde books in all corporate divisions and also because of the continuing uninterrupted upswing in all the main business segments of the GEA Group, the prospects for fiscal year 2007 are very positive. The new group structure will be a guarantee of strong growth in the EBIT margins above all", according to Jürg Oleas, Chairman of the Executive Board of the GEA Group Aktiengesellschaft.

New orders and sales will again be far above those of the previous year
In fiscal year 2006, the GEA Group was able to increase the new orders by considerably more than one billion euros or 35.1 pe cent from 3,684 million to 4,978 million euros. Compared with the pervious year, group sales increased by 28.2 per cent to 4,34 million euros. Acquisitions contributed by 3.6 per centage points to the growth in orders and 3.2 per centage points to the increase in sales.

Group results negative
The results after tax of the continued business divisions amount to 187.4 million euros. This corresponds to a result per share c 1.00 euro. The result of non-continued business divisions, including the probable losses and pension expenditure from the sale Lentjes, but minus the positive earnings from the sale of Lurgi, which cannot be included until 2007, amounts to minus 475.6 million euros, corresponding to a result per share of -2.53 euros. On this basis, the group's annual result amounts to minus 288 million euros. This is consistent with a result per share of -1.53 euros.

Concentration on the core skill of process engineering
After the sale of the plant engineering segment the group will concentrate on expanding its core competence in process engineering. Organic growth and acquisitions will produce new orders and sales to an equal degree. On the basis of the solid market position reached even now, more emphasis will be placed on qualitative result growth than was previously the case. Th acquisition of Procomac in Italy on 1st March 2007 is the first significant acquisition of the current fiscal year that underpins this strategy in a sustainable manner.

Plant engineering business burdens the result
As anticipated, Lurgi, after many years of losses, had a positive result in fiscal year 2006 of 9.6 million euros (previous year -1. million euros) before tax. It turned out to be almost possible to double new orders because of the particularly strong demand fo systems for manufacturing bio-fuels from renewable raw materials. As reported, this positive trend was reflected directly in an unexpectedly high interest from investors in the bidding process conducted in order to sell Lurgi. With Lentjes there were considerable downturns in results in the course of the year due to loss of orders, downturns in contracts and expenses for contract-related legal disputes. With Lentjes this led to a pre-tax result of minus 345.6 million euros
(-15.8 million euros in the previous year). Because of competition from Asia, Zimmer had to accept a considerable drop in new orders. The losses in the pre-tax result of minus 58.9 million euros (-3.2 million euros in the previous year) resulted from goodw write-off, the necessary contingency reserves for redundancies under the social plan and value corrections in capital assets. Fleissner GmbH, which belonged to Zimmer, was disposed of on 14th December 2006.

Sales process of the plant engineering business about to be concluded
There is "agreement in principle" for both Lurgi AG and Lentjes GmbH. The basic subjects have been agreed. There are still a few points that need to be carefully worked out before the contracts can be signed and anti-trust approvals obtained.
The results of both transactions fall into two separate fiscal years. The rules for preparing balance sheets stipulate that losses t be incurred by us are to be identified clearly even now, something which is prohibited for anticipated profits. Accordingly, the result for 2006 has been adversely affected by losses and pension expenditure from the sale of Lentjes GmbH, whereas the anticipated earnings from the sale of Lurgi AG cannot appear on the balance sheet until 2007.

Outlook for business development
For 2007 and 2008, given the very high amount of new orders received in 2006 amounting to 5.0 billion euros, the Board anticipates a slight rise in the volume of business again. Assuming a sales figure of 4.3 billion euros in fiscal year 2006, the Board is expecting a rise in sales of five to ten per cent in following two fiscal years. The operational result should grow disproportionately.
Provided that the upswing in the economy continues to remain positive, the Board anticipates for the group an improvement in the EBIT margin rising from 6.9 per cent today to more than 8 per cent in the next three years. From today's standpoint, dividends can start to be paid again in 2007.

GEA Group corporate statistics in 2006 (in millions of euros)

Elke Kleemann to head GEA Group's Investor Relations

Elke Kleemann was named on 21st March as the new head of the Investor Relations department of the GEA Group Aktiengesellschaft. She will report to Hartmut Eberlein, chairman of the Finance Board.

Before this new appointment Mrs Kleemann had already been working for the group in Bochum, which she joined in December 2003 as head of the planning and reporting department. Between 1999 and 2003 she worked for various divisions of Deutsche Bahn AG in Frankfurt and Berlin, her last post being the head of the financial controlling team. Elke Kleemann has an MBA and studied at the Justus-Liebig University in Gießen, Germany.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especial process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GE/ Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX ind (G1A, WKN 660200).

J. Houle and Fils Inc. Acquired by GEA Group

GEA Group Aktiengesellschaft has strengthened its Dairy Farm Systems Division by the acquisition of J. Houle and Fils Inc., located in Drummondville (Quebec), Canada, a leading manufacturer of manure handling equipment in North America. The transaction is subject to usual closing conditions and is expected to be consummated in April 2007.

Houle is a market leading company in engineering, manufacturing and distribution of manure handling equipment and systems, barn cleaners, cow stalls and related equipment and services. Approximately 300 employees generated sales of approx. EUR : million in 2006.

"The acquisition of Houle will further improve the competitive position of our dairy farm business. It is an important strategic acquisition that significantly extends the Dairy Farm Division's scope of products and services with professional manure handlir equipment" said Peter Schenk, member of the Executive Board of GEA Group Aktiengesellschaft.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especial process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GE/ Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX ind (G1A, WKN 660200).

Adhoc: GEA Group Aktiengesellschaft sells Lurgi Group

GEA Group Aktiengesellschaft sells its plant engineering subsidiary Lurgi, Frankfurt am Main, to Air Liquide S.A., Paris, a worldwide producer of industrial and medical gases. The contract was signed today. The disinvestment is based on an Equity Value of approximately EUR 550 million which is equivalent to an Enterprise Value of EUR 200 million - including the assumptic of Lurgi's cash position as well as its pension and similar liabilities. The transaction is subject to the approval of the relevant antitrust authorities.

Presse Information
Engineering Excellence

GEA Group

GEA concludes sale of Lentjes to A-Tec

Bochum, 21 December 2007 – GEA Group Aktiengesellschaft has concluded the sale of its industrial engineering subsidiary Lentjes GmbH, Ratingen, to a subsidiary of A-Tec Industries AG, with effect from 21 December.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed more than 19,200 people as at September 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

GEA Group with strong order intake

- **October orders rise by 30 per cent in 2007**
- **New orders for Energy Technology division in excess of EUR 400 million in November**

Bochum, November 29, 2007 – GEA Group Aktiengesellschaft has lifted October orders by 30 % year-on-year in its core business. All divisions contributed to this rise. Growth in November has so far been equally good. Major new orders in the Energy Technology division proved to be the highlights. Among others, these include orders for air-cooled condensers, the innovative Heller® dry cooling systems, and various service orders. The Energy Technology division alone has consequently raised its cumulative orders as of the end of November to around EUR 940 million (previous year period: EUR 886 million). This means that in 2007 the division will achieve the record level of orders of around EUR 1 billion it reached in 2006.

"The business with cooling technology for power plants will continue at a high level given the strong catch-up demand in Europe, and continuing growth in worldwide demand for energy in emerging markets. Demand for machinery and equipment for refining foodstuffs is also growing in a very gratifying way," commented Jürg Oleas, Chairman of the Executive Board of GEA Group Aktiengesellschaft.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed more than 19,200 people as at September 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

GEA Group

GEA Group sales markets continue to grow

- **Orders rise by 12% and revenue up 24% in 2007**
- **EBIT increases 49% to EUR 267.6 million**
- **Consolidated earnings grow to EUR 245.5 million**

Bochum, October 31, 2007 – GEA Group Aktiengesellschaft reported 2007 Q3 earnings before interest and tax (EBIT) of EUR 107.7 million, representing a rise of 44.5 percent relative to 2006 Q3 (EUR 74.5 million). The EBIT margin rose from 6.9 to 8.0 percent. The cumulative EBIT of the GEA Group rose 49.1 percent, from EUR 179.5 million to EUR 267.6 million. The EBIT margin of the first three quarters improved from 6.1 percent in 2006 to 7.3 percent in 2007. Third-quarter consolidated earnings in 2007 of EUR 1,352 million represented a 25.5 percent rise compared with the prior year period (EUR 1,077 million). Cumulative revenue grew 24.2 percent, from EUR 2,948 million to EUR 3,661 million. In the third quarter, GEA Group earnings before tax (EBT) rose by EUR 28.8 million, or 45.1 percent, to EUR 92.6 million, and cumulatively by EUR 77.4 million, or 52.1 percent, to EUR 225.8 million. The deterioration in the net financial result is mainly due to the change in the Group's financing structure following the sale of the industrial-scale plant construction business. As announced, the reduction of the domestic corporate tax rates by around 10 percent to below 30 percent necessitated an adjustment to the deferred tax assets totaling EUR 67 million in the third quarter. Including earnings from the discontinued business operations, consolidated earnings in the third quarter amounted to EUR 184.3 million (previous year: EUR -142.4 million), and cumulatively stood at EUR 245.5 million (previous year: EUR -146.5 million).

"The most important sales markets for the GEA Group - the food and beverages industry, pharmaceuticals, energy, and chemical/petrochemicals - continue to grow as they are driven primarily by global population growth and rising household incomes, particularly in developing countries. Rising demand for energy, drugs, and processed foodstuffs leads to growing demand for process technology. GEA Group, which enjoys a particularly broad presence in this area, is a beneficiary of this development," as Jürg Oleas, Chairman of the Executive Board of GEA Group Aktiengesellschaft, stated.

With a look on 2007, the Executive Board anticipates rising incoming orders in all divisions except Energy Technology. In view of a decline in demand due to an overall high level of utilization of available capacities, a temporary decline in orders for Energy Technology should be anticipated. Excluding this effect, a rise in orders in the core divisions and Gas Cleaning of over 15 percent can be assumed. The company continues to expect revenue growth of over 15 percent, and a margin improvement in the core business of over 60 basis points for the full 2007 financial year. The positive expectations for 2008 and 2009 have once again improved slightly due to the quality of the new orders received, and the overall positive prospects for mechanical engineering. This should make it possible to realize major progress towards achieving the margin target in 2008. Organic revenue growth should be between 5 and 10 percent per year in 2008 at 2009. The aim is to continue to utilize the financial scope for maneuver to pursue an active acquisition policy. The company is targeting a gearing level of 50 to 60 percent (ratio of net debt to equity). GEA Group will also actively pursue

its aim of buying back its own shares and subsequent cancellation. Around 6.2 million treasury shares that GEA Group previously held were cancelled in July 2007. A further 452,999 shares were repurchased in September and will be cancelled before the end of the 2007 financial year.

Key performance indicators for Q3 2007 (EUR million)

	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006
New Orders				
Customized Systems	253.0	222.7	776.1	656.2
Process Equipment	443.7	382.9	1,254.5	1,071.0
Process Engineering	492.8	530.4	1,601.4	1,509.9
Other	86.5	99.5	291.7	263.7
Total	**1,276.1**	**1,235.4**	**3,923.7**	**3,500.7**
Sales				
Customized Systems	253.2	199.3	709.9	565.2
Process Equipment	403.5	342.9	1,099.5	953.1
Process Engineering	603.2	438.0	1,533.7	1,174.5
Other	91.9	97.3	317.5	254.7
Total	**1,351.8**	**1,077.4**	**3,660.6**	**2,947.5**
EBIT				
Customized Systems	22.0	14.4	49.0	33.5
Process Equipment	52.8	42.1	131.6	97.5
Process Engineering	31.3	20.3	81.5	54.1
Other	1.7	-2.3	5.4	-5.7
Total	**107.7**	**74.5**	**267.6**	**179.5**
% of sales	8.0	6.9	7.3	6.1
Earnings before tax	**92.6**	**63.8**	**225.8**	**148.4**
Net income / loss	**-184.3**	**-142.4**	**245.5**	**-146.5**
- Net income on continuing operations	3.6	39.0	96.6	90.7
- Net loss on discontinued operations	-180.7	-181.4	149.0	-237.1
Basic earings per share (EUR)	**0.98**	**-0.76**	**1.30**	**-0.78**
- thereof on continuing operations	0.02	0.21	0.51	0.48
- thereof on discontinued operations	0.96	-0.97	0.79	-1.26
Net position (adjusted) [1]	109.0	277.4	109.0	277.4
Capital expenditures incl. finance leases	37.2	23.0	188.6	67.3
Employees at balance sheet date	19,230	16,584	19,230	16,584

[1] Including Plant Engineering

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed more than 19,200 people as at September 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

Press Release
Engineering Excellence

GEA Group

RECEIVED
2008 JUN 16 A 10: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GEA Group opens new manufacturing site in the Middle East

Bochum/Doha, October 30, 2007 – GEA Batignolles Technologies Thermiques, a company of the Bochum-based GEA Group Aktiengesellschaft, opens a new manufacturing site in Qatar. At the Doha factory, some 60 employees produce Air Fin Coolers and Air Cooled Condensers for the oil, gas and petrochemical industry in the Middle East. Due to the water scarcity in the area, Air Cooling is the method of choice for many oil and gas processes. The new manufacturing site is set up to produce Air Fin Coolers according to highest international quality standards.

The trends towards the investment in downstream processes like refineries, GTL plants and advanced gas processing and petrochemical plants in the Middle East have created a sustainable market for Air Fin Coolers in this region. This local production plant increases our proximity to the customer, improves our servicing product, and significantly reduces transaction costs. Following the last plant opening in Shanghai in September, this production plant provides further proof of the intention of the GEA Group to invest in high-growth regions, and to be present with its own production locations. "By adding this new plant to the global manufacturing network of GEA's Energy Technology Division, GEA further strengthens its leading position in the field of industrial Air Cooling" said Dr. Helmut Schmale, President of the Energy Technology Division at the grand opening ceremony in Doha.

GEA's Energy Technology SBU is a pioneer and a global market leader in the field of industrial Air Cooling for power plants and petrochemical plants. Besides Qatar, GEA's Energy Technology Division also has operations at 15 further locations in Asia, Europe, the US and South Africa.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed some 19,000 people as at June 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

GEA Group promotes its employees' intellectual capital

Bochum, October 11, 2007 - On October 15, GEA Group Aktiengesellschaft is introducing its new complex and cross-group "i2m" ideas and improvement management system at a central event to be held at the GEA Center. The system's clearly arranged structures and variable incentive scheme will help to raise the group's long-term efficiency, product and working quality, as well as customer satisfaction. A new centralized department has been created within the group holding company, which will be responsible for the entire development, implementation, and subsequent successful operation of the new ideas and improvement management system.

"I never cease to be amazed at the commitment and persistence with which our employees pursue their own ideas, and develop creative solutions from them that astound even seasoned professionals. The multi-million savings will improve the companies' competitiveness and raise long-term economic performance, thereby safeguarding the associated jobs. Our i2m system allows us to consciously draw on and promote the experience and innovative capacity of our employees, and to reward this intellectual capital with bonuses, non-cash prizes, and regular raffles," said Jürg Oleas, Chairman of the Executive Board of the GEA Group.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed some 19,000 people as at June 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

Press Release
Engineering Excellence

GEA Group

WestfaliaSurge takes over license for TITAN milking robots

Bochum/Bönen, October 9, 2007 - WestfaliaSurge GmbH in Bönen, a GEA Group company, will take over the worldwide license from PUNCH Technix nv of Vijfhuizen, the Netherlands, for its automatic milking system "TITAN" (robotic milking system). By entering the field of automatic milking and the general sales and service sector associated with it, the GEA Group has closed the last significant gap in the extensive product portfolio of its Rural Technology Division. The contract has been approved by the German anti-trust authorities.

As of September 1, WestfaliaSurge takes on all current purchase contracts concluded by the milking robot sector of PUNCH according to the agreement. WestfaliaSurge will also be providing the complete service range for facilities already installed with immediate effect. Sections of the PUNCH Sales and Service Team will be integrated into the WestfaliaSurge organization.

The first stage will be to run the patented system as a separate product division under the umbrella brand WestfaliaSurge. Due to optimum utilization of technology, this unique milking robot offers the financial economies of scale which are necessary to cope with herd growth. It is currently the only system solution which permits the use of milking robotics on virtually all sizes of farm. The number of potential new customers is thus significantly extended.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed some 19,000 people as at June 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

Press Release
Engineering Excellence

GEA Group

GEA Batignolles Technologies Thermiques opens new manufacturing site in China

Bochum/Changshu, September 4, 2007 – GEA Batignolles Technologies Thermiques, a company of the Bochum-based GEA Group Aktiengesellschaft, yesterday opened a new manufacturing site in China. At the Changshu factory near Shanghai, some 180 employees work in shifts to produce air fin coolers and air cooled condensers for the oil, gas and petrochemical industry for Chinese and Asian markets. The intensive use of air cooling in industrial processes saves water, avoids warming natural watercourses and supports China's long-term commitment to protecting the environment. The rapid development of the Chinese oil & gas industry has created a substantial need to have this specific air cooling equipment designed and built locally. GEA Batignolles Technologies Thermiques is committed to serving the market in accordance with the highest international quality standards. "With the new plant in Changshu, GEA Group is reinforcing its leading position in the Far East in the field of air coolers for the oil & gas industry," emphasized Jürg Oleas, Chief Executive Officer of GEA Group Aktiengesellschaft.

Owing to its high growth rates, the Asian market is becoming increasingly important to the GEA Group, which currently generates annual sales of around EUR 570 million in the region. This represents over 13 percent of total sales. All three segments of the GEA Group have a presence in China, offering products and services ranging from process engineering for the food and beverage industry to milking technology and industrial cooling units.

GEA's Energy Technology Division – part of the Process Engineering segment – is a pioneer and global market leader in the field of industrial air cooling for power plants and petrochemical plants, and has already opened operations in Beijing/Langfang (in 2005) to serve the Chinese power market. Besides China, the Energy Technology Division also has operations at 15 further locations in Asia, Europe, the US and South Africa.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed some 19,000 people as at June 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

GEA Group exploits consistently strong growth potential

- **New orders up 16.9%; sales up 23.5%**
- **Operating EBIT rises approx. 52.4 percent to EUR 159.9 million**

Bochum, August 2, 2007: GEA Group Aktiengesellschaft reported earnings before interest and tax (EBIT) of EUR 95.6 million in the second quarter of 2007, exceeding the corresponding figure for the second quarter of 2006 (EUR 69.7 million) by 37.0 percent. The EBIT margin rose from 6.7 percent to 7.6 percent. In the first half of 2007 the GEA Group's EBIT advanced by 52.4 percent from EUR 104.9 million to EUR 159.9 million. The first-half EBIT margin widened from 5.6 percent in 2006 to 6.9 percent in 2007.

The volume of new orders received in the second quarter of 2007 amounted to EUR 1.266 billion, a year-on-year increase of 21.5 percent (2006: EUR 1.042 billion). New orders won in the first half of 2007 totaled EUR 2.648 billion, a year-on-year increase of 16.9 percent (2006: EUR 2.265 billion). The GEA Group's sales for the second quarter of 2007 grew by 21.3 percent year on year to EUR 1.253 billion (2006: EUR 1.033 billion) on the back of its well-stocked order books and consistently strong market demand. First-half sales grew by 23.5 percent from EUR 1.870 billion in 2006 to EUR 2.309 billion in 2007.

The GEA Group raised its second-quarter earnings before tax (EBT) by EUR 22.4 million, or 38.1 percent, to EUR 81.4 million and its first-half EBT by EUR 48.6 million, or 57.4 percent, to EUR 133.2 million. The fall in net interest income is due to higher interest rates. The GEA Group's continuing operations increased their net income in the second quarter of 2007 by 70.3 percent to EUR 61.3 million (2006: EUR 36.0 million) and in the first half by 79.9 percent to EUR 93.0 million, compared with EUR 51.7 million in 2006. The discontinued operations reported a net loss of EUR 33.1 million in the second quarter of 2007 (2006: net loss of EUR 50.6 million) and a first-half net loss of EUR 31.7 million (2006: net loss of EUR 55.7 million). Overall, the GEA Group's second-quarter net income improved from a net loss of EUR 14.6 million in 2006 to a profit of EUR 28.2 million, while its first-half net income came to EUR 61.2 million in 2007 following a net loss of EUR 4.0 million in 2006.

Based on the extremely high level of new orders in 2006 totaling EUR 5.0 billion, the Executive Board forecasts a further increase of over 10 percent in 2007. Furthermore, the company's Executive Board expects sales to rise by over 15 percent for 2007 as a whole and margins in the core business to improve by over 60 basis points, which will significantly increase EBIT. The Executive Board has reaffirmed its target of raising the margin in the core segments to 10 percent by 2009. Organic growth in sales should be between 5 and 10 percent per annum in 2008 and 2009. The GEA Group will continue to pursue a proactive strategy of acquisitions in its core technologies of heat exchange and mass transfer and to exploit the financial latitude created by the disposal of the Plant Engineering segment. "We are investing in markets and technologies that are generating sustainable growth worldwide and yet are fairly non-cyclical. We are particularly interested in refrigeration equipment for buildings and factories as

well as the beer and dairy sectors of the food industry. Consumption of dairy produce is growing significantly in Asia, which is boosting global demand. Powdered skimmed milk is in especially great demand. Although the level of investment in Asia is rising steadily, the main positive effects are making themselves felt in the traditional milk-producing countries. Because it offers leading-edge technology solutions, the GEA Group is predestined to benefit from this trend", stressed Jürg Oleas, CEO of GEA Group Aktiengesellschaft.

Key performance indicators for Q2 2007 (EUR million)

	Q2 2007	Q2 2006	Q1-Q2 2007	Q1-Q2 2006
New Orders				
Customized Systems	278.3	224.4	523.1	433.5
Process Equipment	410.3	341.0	810.8	688.1
Process Engineering	491.2	392.1	1,108.6	979.5
Other	86.5	84.7	205.2	164.2
Total	**1,266.3**	**1,042.3**	**2,647.6**	**2,265.3**
Sales				
Customized Systems	250.7	197.8	456.7	366.0
Process Equipment	390.5	338.0	696.0	610.1
Process Engineering	506.9	413.8	930.5	736.5
Other	105.0	83.7	225.6	157.5
Total	**1,253.2**	**1,033.3**	**2,308.8**	**1,870.1**
EBIT				
Customized Systems	17.8	12.4	27.0	19.1
Process Equipment	46.7	35.5	78.9	55.4
Process Engineering	31.0	24.1	50.3	33.8
Other	0.0	-2.2	3.7	-3.4
Total	**95.6**	**69.7**	**159.9**	**104.9**
% of sales	**7.6**	**6.7**	**6.9**	**5.6**
Earnings before tax	**81.4**	**58.9**	**133.2**	**84.6**
Net income / loss	**28.2**	**-14.6**	**61.2**	**-4.0**
- Net income on continuing operations	61.3	36.0	93.0	51.7
- Net loss on discontinued operations	-33.1	-50.6	-31.7	-55.7
Basic earings per share (EUR)	**0.15**	**-0.08**	**0.33**	**-0.02**
- thereof on continuing operations	0.33	0.19	0.49	0.27
- thereof on discontinued operations	-0.18	-0.27	-0.17	-0.30
Net position (adjusted) [1]	161.2	115.2	161.2	115.2
Capital expenditures incl. finance leases	135.7	23.5	151.4	44.3
Employees at balance sheet date	19,009	16,416	19,009	16,416

[1] Including Plant Engineering

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed some 19,000 people as at June 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

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GEA Group

Klaus Moll leaves GEA Group's Executive Board

Bochum, July 24, 2007: Now that the sale of Lurgi to Air Liquide has been completed, Klaus Moll's contract as a member of GEA Group AG's Executive Board is to end. He has decided to accept the option offered to him by the company's Supervisory Board to join the Air Liquide Group as the chairman of Lurgi AG's Executive Board.

Moll has been responsible for plant engineering on GEA Group AG's Executive Board since December 2003. From 1997 to 1999 he sat on the Executive Board of Lurgi AG when it was part of the former Metallgesellschaft. "The Supervisory Board would like to thank Klaus Moll for his many years' service on the Executive Board of GEA Group Aktiengesellschaft and for his support during the complex disposal process. His untiring efforts and commitment have enabled Lurgi AG to be successfully transformed into a profitable business. The Supervisory Board wishes him all the best and every success in his future career", said Dr. Jürgen Heraeus.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

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GEA Group

GEA Group completes sale of Lurgi to Air Liquide

Bochum, July 20, 2007: GEA Group Aktiengesellschaft has completed the sale of Lurgi, a leading international technology company specializing in process engineering and plant engineering, to France's Air Liquide S.A., Paris, with effect from July 20. GEA will now focus its operating activities entirely on its highly profitable and fast-growing specialty mechanical engineering businesses in sectors such as food and beverages, pharmaceuticals and power supply.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

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GEA Group

Niels Graugaard to join Executive Board of GEA Group Aktiengesellschaft as successor to Peter Schenk

Niels Graugaard, 60, managing director of GEA's Process Engineering division is to join the Executive Board of GEA Group Aktiengesellschaft, Bochum with effect from August 1, 2007. He will replace Peter Schenk, 48, who is leaving the company as of September 30, 2007 to become CEO of the Viessmann Group.

Graugaard, who holds masters degrees in chemical engineering and business economics, has headed the GEA Group company Niro A/S, and therefore GEA's Process Engineering division in Copenhagen, since June 1999. Under his management, the Process Engineering division has grown strongly to become the engineering group's biggest division. Graugaard pushed ahead with both organic growth and a highly successful policy of international acquisitions which has made the division a global market leader in industrial powder technology. Most recently, under Graugaard's leadership, the division's beverage process engineering business took over Procomac, an Italian company specializing in PET bottles and packaging, giving it an entrée into the filling equipment segment. The acquisition strengthens the division's position as a key partner to the international food and beverages and pharmaceutical industries. Prior to joining GEA in 1999, Niels Graugaard held senior positions at a number of multinational companies. At GEA he will work closely with CEO Jürg Oleas to manage the operational side of the business. "The Executive Board is gaining an experienced manager with an international background. Niels Graugaard will ensure great consistency in the continuation of our successful corporate strategy", commented Dr. Jürgen Heraeus, chairman of the GEA Group Supervisory Board.

Peter Schenk, who is leaving the group, has pursued an unprecedented career at GEA Group companies, rising from the position of project engineer to become a member of the Group Executive Board. He joined Westfalia Separator, now a GEA Group subsidiary, as a mechanical engineer in 1984 and was quickly promoted to various managerial positions. Peter Schenk was a member of the Executive Board of GEA AG, Bochum from 2000 until the company merged with its parent company mg technologies ag, Frankfurt. He joined the Executive Board of mg technologies ag (now renamed GEA Group Aktiengesellschaft) in October 2004 and remained a member until now. Schenk made a vital contribution to the successful integration of GEA AG with mg technologies ag and also played a key role in merging the Frankfurt and Bochum sites. Under his stewardship, GEA's core business saw sustained growth with even stronger growth in profitability. "The Executive Board of GEA Group Aktiengesellschaft would like to thank Peter Schenk for his years of hard work and commitment. His innovation initiatives

and smooth integration of new acquisitions laid the foundations for his successful expansion of the business. The Supervisory Board wishes him all the best and every success in his future career", continued Dr. Jürgen Heraeus.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

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GEA Group

GEA Group acquires Aero Heat Exchanger Inc.

Bochum, May 16, 2007: GEA Group Aktiengesellschaft has strengthened its Refrigeration Division by the acquisition of Aero Heat Exchanger Inc. (Aero) located in Richmond (British Columbia), Canada. Aero is a leading manufacturer of industrial food freezing equipment in North America. The transaction is expected to take effect from June 2007, although it is still subject to normal closing conditions including approval by antitrust authorities. Aero employs 154 employees and generated sales of approximately EUR 38 million in 2006.

"The excellent freezing technology of Aero will further improve the competitive position of our refrigeration business. It is an important strategic acquisition that significantly extends the refrigeration business' scope of products and services and gives us the ability to deliver attractive solutions with professional industrial freezing equipment to end customers" said Peter Schenk, a member of the executive board of GEA Group Aktiengesellschaft.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

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GEA Group

GEA Group achieves impressive start to 2007

Bochum, May 9, 2007: GEA Group Aktiengesellschaft generated earnings before interest and tax (EBIT) of EUR 64.3 million in the first quarter of 2007, an increase of 82.8 per cent on the EUR 35.2 million reported for the first quarter of 2006. All segments - including the "Other" companies - contributed to this growth. The EBIT margin rose significantly from 4.2 per cent to 6.1 per cent. "Now that we have sold Lentjes, the disposal of our Plant Engineering operations is complete. The GEA Group will now focus its operating activities entirely on its highly profitable and fast-growing mechanical engineering businesses in sectors such as food and beverages, pharmaceuticals and power supply. Although the first quarter of the year is traditionally our weakest, we have almost doubled our EBIT. The GEA Group is therefore well on its way to increasing its EBIT margin by roughly two percentage points by 2009", announced Jürg Oleas, the chief executive officer of GEA Group Aktiengesellschaft.

The Customized Systems segment raised its first-quarter EBIT by EUR 2.5 million to EUR 9.2 million. The Process Equipment segment improved its EBIT by EUR 12.2 million, or 61.3 per cent, to EUR 32.1 million on the back of strong performances in the Process Equipment and Dairy Farm Systems divisions. The Process Engineering segment almost doubled its EBIT in the first quarter of 2007 from EUR 9.7 million to EUR 19.2 million.

The Group's main key figures for the first quarter of 2007 were announced by the Executive Board at the Annual Shareholders' Meeting in Bochum on April 30. The volume of new orders received in the first quarter of 2007 grew by 12.9 per cent to more than EUR 1.38 billion (Q1 2006: approximately EUR 1.22 billion). Sales in the first three months of 2007 rose by 26.1 per cent to roughly EUR 1.06 billion (2006: EUR 0.84 billion).

Earnings before tax (EBT) doubled to EUR 51.8 million, as did earnings per share on continuing operations, which advanced from EUR 0.08 to EUR 0.17.

The GEA Group's Executive Board expects the volume of new orders received in 2007 and 2008 to increase slightly on the already very high level of EUR 5.0 billion achieved in 2006. Based on the sales of EUR 4.3 billion generated in 2006, the Executive Board is forecasting sales growth of between 5 per cent and 10 per cent in each of the next few years. Given the company's well-stocked order books, the Executive Board expects sales to grow by over 10 per cent in 2007. EBIT will continue to grow disproportionately. The GEA Group aims to raise the EBIT margin in its three core segments from 8.1 per cent at present to almost 10 per cent over the next three years. Following its impressive start to 2007 the GEA Group is maintaining this forecast for the period up to 2009.

Key Figures for Q1 2007 (in EUR million)

	Q1 2007	Q1 2006
New Orders		
Customized Systems	244.7	209.0
Process Equipment	400.5	347.1
Process Engineering	617.4	587.4
Other	118.7	79.5
Total	**1,381.3**	**1,223.0**
Sales		
Customized Systems	206.0	168.1
Process Equipment	305.5	272.2
Process Engineering	423.6	322.8
Other	120.6	73.8
Total	**1,055.6**	**836.8**
EBIT		
Customized Systems	9.2	6.7
Process Equipment	32.1	19.9
Process Engineering	19.2	9.7
Other	3.7	-1.2
Total	**64.3**	**35.2**
% of sales	**6.1**	**4.2**
Earnings before tax	**51.8**	**25.6**
Net Loss	**33.0**	**10.6**
- Net income on continuing operations	31.6	15.7
- Net loss on discontinued operations	1.4	-5.1
Basic earnings per share (EUR)	**0.18**	**0.06**
- thereof on continuing operations	0.17	0.08
- thereof on discontinued operations	0.01	-0.03
Net position (adjusted) [1]	362.4	165.5
Capital expenditures [2]	15.7	20.8
Employees at balance sheet date	17,897	15,879

[1] Including Plant Engineering in Q1 2006 and 2007
[2] On property, plant and equipment and intangible assets

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

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GEA Group

GEA Group Aktiengesellschaft sells Lentjes Group

Bochum, May 02, 2007: The GEA Group is selling its plant engineering subsidiary Lentjes GmbH, Ratingen, to a subsidiary of A-Tec Industries AG, a globally active industrial group based in Vienna that specializes in drive systems, plant engineering and mechanical engineering. A share purchase agreement to this effect was signed today. In addition to the purchase price of EUR 1, the buyer has undertaken to inject a double digit million Euro amount to strengthen Lentjes GmbH's capital base. As far as the company's existing order book is concerned, the parties to the transaction have agreed that the opportunities and risks of projects that are already largely completed will remain for the most part with the seller, while most of the opportunities and risks arising from projects with a lower percentage of completion will pass to the buyer. To the extent known, the GEA Group has made appropriate provisions for the retained risks. The transaction is still subject to approval by the relevant antitrust authorities.

Lentjes GmbH designs, supplies and engineers turnkey industrial plant, specializing in processes, technologies and components for the industrial use of energy from fossil fuels and regenerative power generation from biomass and waste products. "A-Tec Group, the new owner of Lentjes, will ensure a healthy future for the company and its employees as it plans to grow in the energy sector", stressed Jürg Oleas, CEO of GEA Group Aktiengesellschaft.

"Lentjes has established an excellent reputation for itself in power plant engineering and has a highly-skilled workforce that will support our growth plans both geographically and in terms of product technology", commented Dr. Mirko Kovats, Chief Executive Officer of A-Tec Industries.

Having sold its Fleissner textile machinery factory and the Lurgi Group, including the operating activities of Zimmer AG, the GEA Group has now completed the process of disposing of its Plant Engineering businesses. It will now focus its operating activities entirely on its highly profitable and fast-growing mechanical engineering businesses in sectors such as food and beverages, pharmaceuticals and power supply.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

GEA Group Aktiengesellschaft · Contact · tel. +49 (0)234 980 1081 · fax +49 (0)234 980 1087· www.geagroup.com

GEA Group has started 2007 in excellent shape

Bochum, April 30, 2007: GEA Group Aktiengesellschaft increased its volume of new orders by 12.9 percent to EUR 1.38 billion in the first three months of 2006 (Q1 2006: EUR 1.22 billion). Its sales in the first quarter grew by 26 percent to EUR 1.05 billion (Q1 2006: EUR 0.8 billion). The GEA Group raised its earnings before interest and tax (EBIT) by roughly 83 percent to EUR 64.3 million (Q1 2006: EUR 35.2 million). Consequently, the EBIT margin improved significantly from 4.2 percent to 6.1 percent on the same period of last year.

The company published its key data for the first quarter at its Annual Shareholders' Meeting in Bochum. It will be publishing full details of its financial results for the first quarter, as announced, on May 9.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

GEA Group

Acquisitions Procomac and J. Houle & Fils Inc. by GEA Group closed

Bochum, April 19, 2007 – GEA Group Aktiengesellschaft has closed the acquisition of Procomac S.p.A., Sala Baganza, Italy, as well as the acquisition of J. Houle & Fils Inc., Drummondville (Quebec), Canada. Procomac is a leading company within aseptic filling of PET bottles. Houle is a leading manufacturer of manure handling equipment in North America.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

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GEA Group Aktiengesellschaft sells Lurgi Group

Bochum, April 17, 2007: GEA Group Aktiengesellschaft sells its plant engineering subsidiary Lurgi, Frankfurt am Main, to Air Liquide S.A., Paris, a worldwide producer of industrial and medical gases. The disinvestment is based on an Equity Value of approximately EUR 550 million which is equivalent to an Enterprise Value of EUR 200 million - including the assumption of Lurgi's cash position as well as its pension and similar liabilities. The transaction is subject to the approval of the relevant antitrust authorities.

The sale of its plant engineering subsidiary Lurgi, is another significant step in GEA Group's repositioning of its portfolio. Together with last year's sale of Fleissner, another engineering subsidiary, as well as the integration of the operating activities of Zimmer AG into the Lurgi Group, GEA Group has now almost completed the disposal of its plant engineering businesses. Subsequently, GEA will focus its operating activities entirely on its highly profitable and fast-growing mechanical engineering businesses, especially those that serve industries such as food and beverages, pharmaceuticals and power generation. "The disposal of Lurgi provides us with a healthy balance sheet and enables us to continue our profitable growth strategy focused on our core business", explained Jürg Oleas, CEO of GEA Group Aktiengesellschaft.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

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J. Houle & Fils Inc. Acquired by GEA Group

Bochum, April 3, 2007 – GEA Group Aktiengesellschaft has strengthened its Dairy Farm Systems Division by the acquisition of J. Houle & Fils Inc., located in Drummondville (Quebec), Canada, a leading manufacturer of manure handling equipment in North America. The transaction is subject to usual closing conditions and is expected to be consummated in April 2007.

Houle is a market leading company in engineering, manufacturing and distribution of manure handling equipment and systems, barn cleaners, cow stalls and related equipment and services. Approximately 300 employees generated sales of approx. EUR 38 million in 2006.

"The acquisition of Houle will further improve the competitive position of our dairy farm business. It is an important strategic acquisition that significantly extends the Dairy Farm Division's scope of products and services with professional manure handling equipment" said Peter Schenk, member of the Executive Board of GEA Group Aktiengesellschaft.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

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Elke Kleemann to head GEA Group's Investor Relations

Bochum, 2nd April, 2007 – Elke Kleemann was named on 21st March as the new head of the Investor Relations department of the GEA Group Aktiengesellschaft. She will report to Hartmut Eberlein, chairman of the Finance Board.

Before this new appointment Mrs Kleemann had already been working for the group in Bochum, which she joined in December 2003 as head of the planning and reporting department. Between 1999 and 2003 she worked for various divisions of Deutsche Bahn AG in Frankfurt and Berlin, her last post being the head of the financial controlling team. Elke Kleemann has an MBA and studied at the Justus-Liebig University in Gießen, Germany.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especially process engineering and equipment. Around 17,500 employees generated sales of more than EUR 4.3 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

GEA Group

Jürg Oleas's contract with GEA Group extended

Bochum, March 26, 2007: On March 19 the Supervisory Board of GEA Group Aktiengesellschaft extended the contract of Jürg Oleas, the chairman of the company's Executive Board, in Bochum by three years to the end of 2010.
Jürg Oleas was appointed chairman of the Executive Board of GEA Group Aktiengesellschaft with effect from November 1, 2004. He has been a member of the company's Executive Board since May 1, 2001.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especially process engineering and equipment - and plant engineering. In 2006, its 17,500 or so employees generated sales of EUR 4.5 billion. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A., WKN 660200).

GEA Group Core Business with Strong Growth in Results

- EBIT of the continued business divisions above 298 million euros
- Group result negative due to Lentjes and Zimmer
- "Agreement in principle" achieved for Lurgi and Lentjes

Bochum, 21st March 2007 – in fiscal year 2006 the GEA Group Aktiengesellschaft obtained results in its core business of 298.2 million euros before tax and interest (EBIT). This means that the comparable value of the previous year of 225.3 million euros was clearly exceeded by 32.3 per cent or 72.9 million euros. All segments, even if involved to different levels, contributed to this increase. The EBIT margin of the continued business improved to 6.9 per cent for reduced holding cots. "In fiscal year 2006 we more than achieved our goal of over-proportionally increasing the corporate value of the GEA Group for our shareholders. After the sale of the plant engineering segment, the GEA Group is a healthier and more profitable company. Because of our full order books in all corporate divisions and also because of the continuing uninterrupted upswing in all the main business segments of the GEA Group, the prospects for fiscal year 2007 are very positive. The new group structure will be a guarantee of strong growth in the EBIT margins above all", according to Jürg Oleas, Chairman of the Executive Board of the GEA Group Aktiengesellschaft.

New orders and sales will again be far above those of the previous year
In fiscal year 2006, the GEA Group was able to increase the new orders by considerably more than one billion euros or 35.1 per cent from 3,684 million to 4,978 million euros. Compared with the pervious year, group sales increased by 28.2 per cent to 4,346 million euros. Acquisitions contributed by 3.6 per centage points to the growth in orders and 3.2 per centage points to the increase in sales.

Group results negative
The results after tax of the continued business divisions amount to 187.4 million euros. This corresponds to a result per share of 1.00 euro. The result of non-continued business divisions, including the probable losses and pension expenditure from the sale of Lentjes, but minus the positive earnings from the sale of Lurgi, which cannot be included until 2007, amounts to minus 475.6 million euros, corresponding to a result per share of -2.53 euros. On this basis, the group's annual result amounts to minus 288.2 million euros. This is consistent with a result per share of -1.53 euros.

Concentration on the core skill of process engineering
After the sale of the plant engineering segment the group will concentrate on expanding its core competence in process engineering. Organic growth and acquisitions will produce new orders and sales to an equal degree. On the basis of the solid market position reached even now, more emphasis will be

placed on qualitative result growth than was previously the case. The acquisition of Procomac in Italy on 1st March 2007 is the first significant acquisition of the current fiscal year that underpins this strategy in a sustainable manner.

Plant engineering business burdens the result

As anticipated, Lurgi, after many years of losses, had a positive result in fiscal year 2006 of 9.6 million euros (previous year -1.1 million euros) before tax. It turned out to be almost possible to double new orders because of the particularly strong demand for systems for manufacturing bio-fuels from renewable raw materials. As reported, this positive trend was reflected directly in an unexpectedly high interest from investors in the bidding process conducted in order to sell Lurgi. With Lentjes there were considerable downturns in results in the course of the year due to loss of orders, downturns in contracts and expenses for contract-related legal disputes. With Lentjes this led to a pre-tax result of minus 345.6 million euros (-15.8 million euros in the previous year). Because of competition from Asia, Zimmer had to accept a considerable drop in new orders. The losses in the pre-tax result of minus 58.9 million euros (-3.2 million euros in the previous year) resulted from goodwill write-off, the necessary contingency reserves for redundancies under the social plan and value corrections in capital assets. Fleissner GmbH, which belonged to Zimmer, was disposed of on 14th December 2006.

Sales process of the plant engineering business about to be concluded

There is "agreement in principle" for both Lurgi AG and Lentjes GmbH. The basic subjects have been agreed. There are still a few points that need to be carefully worked out before the contracts can be signed and anti-trust approvals obtained.

The results of both transactions fall into two separate fiscal years. The rules for preparing balance sheets stipulate that losses to be incurred by us are to be identified clearly even now, something which is prohibited for anticipated profits. Accordingly, the result for 2006 has been adversely affected by losses and pension expenditure from the sale of Lentjes GmbH, whereas the anticipated earnings from the sale of Lurgi AG cannot appear on the balance sheet until 2007.

Outlook for business development

For 2007 and 2008, given the very high amount of new orders received in 2006 amounting to 5.0 billion euros, the Board anticipates a slight rise in the volume of business again. Assuming a sales figure of 4.3 billion euros in fiscal year 2006, the Board is expecting a rise in sales of five to ten per cent in following two fiscal years. The operational result should grow disproportionately.

Provided that the upswing in the economy continues to remain positive, the Board anticipates for the group an improvement in the EBIT margin rising from 6.9 per cent today to more than 8 per cent in the next three years. From today's standpoint, dividends can start to be paid again in 2007.

Presse Information
Press Release

GEA Group

GEA Group corporate statistics in 2006 (in millions of euros)

	2006	2005
New Orders		
Customized Systems	877.8	743.9
Process Equipment	1,448.2	1,201.0
Process Engineering	2,264.2	1,542.8
Other	387.8	195.9
Total	**4,977.9**	**3,683.6**
Sales		
Customized Systems	827.1	701.1
Process Equipment	1,374.6	1,119.3
Process Engineering	1,773.5	1,343.5
Other	371.1	226.8
Total	**4,346.2**	**3,390.7**
EBIT		
Customized Systems	56.8	47.4
Process Equipment	154.0	126.7
Process Engineering	110.3	96.1
Other	-23.0	-44.9
Total	**298.2**	**225.3**
% of sales	**6.9%**	**6.6%**
Earnings before tax	**253.7**	**180.8**
Net Loss	**-288.2**	**-64.3**
- Net income on continuing operations	187.4	140.4
- Net loss on discontinued operations	-475.6	-204.6
Basic earnings per share (EUR)	**-1.53**	**-0.35**
- thereof on continuing operations	1.00	0.74
- thereof on discontinued operations	-2.53	-1.09
Net position (adjusted) [1]	491.9	351.4
Capital expenditures [2]	100.0	88.3
Employees at balance sheet date	17,473	15,606

[1] Including Plant Engineering in 2005 and 2006
[2] On property, plant and equipment and intangible assets

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especially process engineering and equipment. Around 17,500 employees generated sales of approximately EUR 4.5 billion in 2006. The GEA Group is one of the world's market and technology leaders in 90 per cent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

GEA Group to acquire Procomac

- **Strategic Acquisition for Process Engineering**
- **Procomac is a pioneer in aseptic filling lines**

Bochum, March 01, 2007 – GEA Group Aktiengesellschaft, Bochum, is strengthening the Process Engineering Division by acquiring Procomac S.p.A., a company that develops, manufactures, and installs filling lines for beverages and food products worldwide. The transaction is expected to become effective in April, 2007, although it is still subject to usual closing conditions including approval by antitrust authorities.

Procomac employs 540 employees and generated sales of approximately EUR 115 million in 2006. The company is based in Sala Baganza near Parma, in Northern Italy and has several subsidiaries.

Procomac is a leading company within aseptic filling of PET bottles. The company is a pioneer in this area and was the first company ever to produce and install a high-speed rotary aseptic filler in 1993. The company's product portfolio also includes traditional filling lines, secondary packaging equipment, and processing equipment sold in turn-key installations for the food and dairy industry. Customers are primarily producers of juices, teas and isotonics, carbonated and still soft drinks, bottled water, dairy products, wines and spirits.

"The combination of Procomac's excellent filling and packaging technology with GEA Group's process engineering capabilities gives us the ability to deliver even more attractive integrated solutions for the beverage industry", says Peter Schenk, a member of the Executive Board of GEA Group Aktiengesellschaft.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especially process engineering and equipment - and plant engineering. Sales in 2005 - including the Plant Engineering segment - totaled approximately EUR 4.5 billion. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

Employee representatives confirmed on Supervisory Board of GEA Group

Bochum, 22 February 2007 – During the elections for the employee representatives to the Supervisory Board of GEA Group Aktiengesellschaft all of the former members were re-elected to their positions. The delegate election was conducted in Bochum with 85 representatives from the German companies. More specifically, Reinhold Siegers, Kurt-Jürgen Löw and Klaus Hunger were elected as representatives of the employees, Michael Kämpfert remains in his position on the Supervisory Board representing management personnel, while the trade unions are represented by Rainer Gröbel and Joachim Stöber.

"The overriding objective of the employee representatives during this term of the Supervisory Board is to safeguard as many jobs as possible within the GEA Group in Germany" explained Reinhold Siegers, Chairman of the Group Employees' Council and Deputy Chairman of the Supervisory Board of GEA Group AG.

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering - especially process engineering and equipment - and plant engineering. Sales in 2005 - including the Plant Engineering segment - totaled approximately EUR 4.5 billion. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

RECEIVED
2008 JUN 16 A 10:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

V. ADDITIONAL IR INFORMATION

Analysts' presentation Q1 2008

RECEIVED

2008 JUN 16 A 10: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Conference Call First Quarter 2008

Bochum, May 8, 2008

Agenda

- General Overview
- Financials: Core Segments
- Financials: Group
- Outlook

General overview: Highlights

EPS Q1 plus ~ 50 %

EBIT-Margin core segments Q1 plus 83 bps

Sales core segments Q1 20 % up

Order intake core segments March plus 12 %

Financials: Core Segments

Financials: Core Segments
New Segmentation 2008



Energy and Farm Technology
Thermal Engineering
Emission Control
Air Treatment
Farm Technology



Process Technology
Process Engineering
Pharma Systems
Process Equipment
Refrigeration
Mechanical Separation

Financials: Core Segments
Margin improvement

Q1 2008 vs. Q1 2007

	Energy and Farm Technology	Process Technology	Core Segments
Order Intake	+ 6.5 %	+ 9.3 %	+ 8.4 %
w/o Thermal Engineering	+ 12.5 %		+ 10.0 %
Order Backlog	+ 14.8 %	+ 16.2 %	+ 15.6 %
Sales	+ 7.1 %	+ 26.9 %	+ 19.7 %
EBIT	+ 15.4 %	+ 42.9 %	+ 35.1 %
EBIT margin	+ 40 bps	+ 92 bps	+ 83 bps

Financials: Energy and Farm Technology
Performance

Q1 2008 vs. Q1 2007

Energy and Farm Technology	OI	Sales	EBIT	margin
Thermal Engineering	→	→	→	↑
Emission Control	↓	→	→	↑
Air Treatment	↑	↑	↑	↑
Farm Technology	↑	↑	↑	↑

Financials: Energy and Farm Technology
Solid and positive markets

- **Thermal Engineering:**
  - Sound project situation in power and process cooling
  - Order placement of big projects expected in second half of 2008
  - Successful integration of newly started sites in China and Qatar

- **Emission Control:**
  - Focus on engineering and special parts contracts leads to lower order intake but higher margin

Financials: Energy and Farm Technology
Solid and positive markets

- **Air Treatment:**
  - Mild winter leads to good order intake from building industry
  - Solid business growth in Western Europe, strong growth in Eastern European markets and Turkey
  - Margin improvement process backed by resolved production problems of new product line

- **Farm Technology:**
  - Houle & Fils acquisition contributed substantially
  - Strong sales growth due to enlarged dealer network and improved market position
  - Growing interest in high quality milk production and processing from South America

Financials: Energy and Farm Technology
Solid and positive markets

in EUR million	Q1 2008	Q1 2007	in %
Order Intake	451.8	424.3	6.5
Order Backlog	1,255.7	1,093.9	14.8
Sales	363.2	339.2	7.1
EBIT	20.1	17.4	15.4
EBIT in % of sales	5.5%	5.1%	-
Employees	6,597	5,719	15.4

Financials: Process Technology
Performance

Q1 2008 vs. Q1 2007

Process Technology	OI	Sales	EBIT	margin
Process Engineering	↓	↑	↑	↑
Pharma Systems	↓	↓	↓	↓
Process Equipment	↑	↑	↑	↑
Refrigeration	↑	↑	↑	↑
Mechanical Separation	↑	↑	↑	↗

Financials: Process Technology
Very positive component business

- **Process Engineering:**
  - Good order intake from dairy and food markets both liquid and dry processing
  - Strong demand from BRIC countries (esp. Brazil) drives diversification from traditional European markets

- **Pharma Systems:**
  - Cost reduction programmes of major Pharma companies impacted delay of investment decisions in US and Europe
  - Earnings burdened by restructuring costs

Financials: Process Technology
Very positive component business

- **Process Equipment:**
  - Positive impact from economic growth in Asia, Brazil and Russia
  - Strong energy cycle for transformator and generator coolers as well as for air cooler for diesel power plants
  - Good order intake for plate heat exchangers as well as for shell&tube heat exchangers for marine

- **Refrigeration:**
  - Strong demand from food and petrochemical industry
  - Aerofreeze above expectations

- **Mechanical Separation:**
  - Good order intake from dairy and beverage
  - Shipbuilding activities still on high level esp. in China; upcoming markets in Vietnam and India
  - Increasing demand for drillships and drill rigs

Financials: Process Technology
Very positive component business

in EUR million	Q1 2008	Q1 2007	in %
Order Intake	924.9	845.9	9.3
Order Backlog	1,571.6	1,352.5	16.2
Sales	757.4	596.7	26.9
EBIT	62.5	43.8	42.9
EBIT in % of sales	8.3%	7.3%	-
Employees	13,097	11,726	11.7

Financials: Core segments
Guidance backed by core performance

in EUR million	Q1 2008	Q1 2007	in %
Order Intake	1,376.7	1,270.3	8.4
Order Backlog	2,827.3	2,446.5	15.6
Sales	1,120.6	935.9	19.7
EBIT	82.6	61.1	35.1
EBIT in % of sales	7.4%	6.5%	-
Employees	19,694	17,445	12.9

Financials: Core segments
Rolling quarterly averages

EUR million


1.500
1.400
1.300
1.200
1.100
1.000
900
800
700
600
10,0%
9,8%
9,6%
9,4%
9,2%
9,0%
8,8%
8,6%
8,4%
8,2%
8,0%
Q2 04 - Q1 05
Q3 04 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Q4 06 - Q3 07
Q1 07 - Q4 07
Q2 07 - Q1 08
Order Intake
Sales
EBIT-Margin

Financials: Group

Financials: Group
Group earnings + 50 %

EUR million	Q1 2008	Q1 2007	in %
Order Intake	1.444,4	1.381,3	4,6
Order Backlog	2.834,1	2.463,9	15,0
Sales	1.189,6	1.055,6	12,7
EBIT	77,1	64,3	19,8
EBIT-Margin	6,5%	6,1%	-
EPS in EUR*	0,27	0,17	58,9

* on continued operations

Financials: Group
Group earnings + 50 %

in EUR million	Q1 2008	Q1 2007	in %
Energy and Farm Technology	20.1	17.4	15.4
Process Technology	62.5	43.8	42.9
Subtotal	82.6	61.1	35.1
Holding	(5.5)	(5.1)	-7.2
Other companies / Consolidation	(0.1)	8.3	-101.2
Subtotal	(5.6)	3.2	-275.0
Total	77.1	64.3	19.8

Financials: Group
Group earnings + 50 %

in EUR million	Q1 2008	Q1 2007	in %
Order Intake	1,444.4	1,381.3	4.6
Order Backlog	2,834.1	2,463.9	15.0
Sales	1,189.6	1,055.6	12.7
EBIT	77.1	64.3	19.8
Interest expenses	(9.1)	(12.5)	27.2
EBT	68.0	51.8	31.2
Taxes	(18.5)	(20.1)	8.2
Net income on continued operations	49.5	31.6	56.6
Net income on discont. operations		1.4	-
Net income	49.5	33.0	49.9

Outlook

Outlook: Margin core segments nearly 10 % in 2008

Order intake	+ 5 - 10 % organically
Sales	+ ~10 % organically
EBIT margin core segments	+ 70 - 80 bps
Capex	3 % of sales

Outlook: Margin core segments over 10 % in 2009

Sales	+ 5 - 10 % organically
EBIT margin core segments	> 10 %
Achieving gearing ratio about 40-50 % (w/o pensions)	
Enhancing dividend policy to about 1/3 of net income	

Financial calendar

July 31, 2008	Interim Report Q2
October 31, 2008	Interim Report Q3
March 12, 2009	Financial Statements Press/ Analysts Conference
April 22, 2009	Annual Shareholders Meeting
May 5, 2009	Interim Report Q1
July 30, 2009	Interim Report Q2
October 29, 2009	Interim Report Q3

Disclaimer

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.



Back up

Back up
Sales by region Q1 2008 vs. Q1 2007


35%
30%
25%
20%
15%
10%
5%
0%
32%
18%
14%
5%
13%
6%
12%
32%
22%
14%
4%
12%
6%
10%
Germany
EU
North America
South America
Asia
Middle East
Others
Sales 2008
Sales 2007
+12.7%

1,189.6 EUR million

1,055.6 EUR million

Back up
Employees by region Q1 2008 vs. Q1 2007



40%
35%
30%
25%
20%
15%
10%
5%
0%
35%
37%
11%
3%
8%
1%
5%
37%
38%
9%
3%
8%
1%
4%
Employees by region 2008
Employees by region 2007
Germany
EU
North America
South America
Asia
Middle East
Others

+12.5% 20,128 employees 17,897 employees

GEA Group - all over the world 2007



2,139
764,5 m€
14,087
2,620 m€
195
128.1 m€
240
253.9 m€
1,593
701.2 m€
245
291.6 m€
483
236.3 m€
316
126.5 m€
262
76.5 m€

19,560 Employees

5,198.6 m€ Sales

Back up
Net position

in EUR million	Mar 08
Net Position Dec. 2007	61.3
EBITDA	97.6
Change in Net Operating Working Capital	(95.1)
Capex tangible/intangible assets	(26.5)
Net position effect from capex in shares	(18.2)
Cash Effect Provisions (incl. pensions)	(8.3)
Tax payments	(18.0)
P&L interest result w/o pensions	(3.7)
Cash Effect DOP	(48.1)
Other effects	4.4
Net Position March 2008	(54.6)

Back up
GEA Group: Income Statement Q1 2008

(EUR million)	Q1 2008	in % sales	Q1 2007	in % sales
Sales	1,189.6	100.0%	1,055.6	100.0%
Cost of sales	-872.5	-73.3%	-784.8	-74.3%
Gross profit	317.1	26.7%	270.9	25.7%
Selling expenses	-113.5	-9.5%	-104.8	-9.9%
Administrative expenses	-116.0	-9.8%	-98.5	-9.3%
Other income/expenses	-10.7	-0.9%	-3.3	-0.3%
Net income on enterprises reported at equity	0.2	0.0%	0.0	0.0%
Earnings before interest and tax (EBIT)	77.1	6.5%	64.3	6.1%
Interest income/expenses	-9.1	-0.8%	-12.5	-1.2%
Earnings before tax on continued operations	68.0	5.7%	51.8	4.9%
Income taxes	-18.5	-1.6%	-20.1	-1.9%
Net income on continued operations	49.5	4.2%	31.6	3.0%
Net income on discontinued operations	[illegible]		1.4	0.1%
Net income	49.5	4.2%	33.0	3.1%
of which minority interest	0.2	0.0%	0.0	0.0%
of which attributable to shareholders of GEA Group Aktiengesellschaft	49.2	4.1%	33.0	3.1%

GEA Group: Balance Sheet Q1 2008

Assets (EUR million)	Q1 2008		2007		Change in %
Property, plant and equipment	492.6	10.3%	486.0	10.2%	1.3
Investment property	44.0	0.9%	44.7	0.9%	-1.6
Goodwill	1,294.2	27.2%	1,299.7	27.4%	-0.4
Other intangible assets	95.1	2.0%	95.9	2.0%	-0.8
Investment in enterprises reported at equity	13.6	0.3%	14.6	0.3%	-6.5
Other non-current financial assets	54.8	1.2%	43.2	0.9%	26.7
Deferred taxes	357.8	7.5%	364.9	7.7%	-2.0
Non-current assets	**2,352.1**	**49.4%**	**2,349.0**	**49.5%**	**0.1**
Inventories	739.3	15.5%	674.7	14.2%	9.6
Trade receivables	1,216.8	25.5%	1,241.5	26.1%	-2.0
Income tax assets	20.9	0.4%	11.2	0.2%	87.3
Other current financial assets	191.2	4.0%	175.7	3.7%	8.8
Cash and cash equivalents	227.2	4.8%	279.2	5.9%	-18.6
Current assets	**2,395.5**	**50.3%**	**2,382.3**	**50.2%**	**0.6**
Assets held for sale	**16.7**	**0.4%**	**16.7**	**0.4%**	**-0.1**
Total assets	**4,764.2**	**100.0%**	**4,748.0**	**100.0%**	**0.3**

GEA Group: Balance Sheet Q1 2008

Equity and liabilities (EUR million)	Q1 2008		2007		Change in %
Issued capital	496.9	10.4%	496.9	10.5%	0.0
Additional paid-in capital	1,079.6	22.7%	1,079.6	22.7%	0.0
Retained earnings	-81.2	-1.7%	-130.4	-2.7%	37.8
Accumulated other comprehensive loss/income	-62.9	-1.3%	-35.9	-0.8%	-74.9
Minority interest	2.5	0.1%	3.5	0.1%	-29.0
Equity	**1,435.0**	**30.1%**	**1,413.7**	**29.8%**	**1.5**
Non-current provisions	226.4	4.8%	231.6	4.9%	-2.2
Non-current obligations to employees	510.2	10.7%	513.4	10.8%	-0.6
Non-current financial liabilities	18.4	0.4%	20.9	0.4%	-11.6
Other non-current liabilities	7.3	0.2%	4.3	0.1%	69.5
Deferred taxes	99.5	2.1%	87.2	1.8%	14.1
Non-current liabilities	**861.8**	**18.1%**	**857.3**	**18.1%**	**0.5**
Current provisions	563.6	11.8%	606.8	12.8%	-7.1
Current obligations to employees	165.6	3.5%	168.0	3.5%	-1.4
Current financial liabilities	298.3	6.3%	223.4	4.7%	33.5
Trade payables	627.3	13.2%	763.0	16.1%	-17.8
Income tax liabilities	56.4	1.2%	54.7	1.2%	3.3
Other current liabilities	756.1	15.9%	661.1	13.9%	14.4
Current liabilities	**2,467.4**	**51.8%**	**2,477.0**	**52.2%**	**-0.4**
Total equity and liabilities	**4,764.2**	**100.0%**	**4,748.0**	**100.0%**	**0.3**

Back up
Keyfigures

Order Intake (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	293,4	314,7	397,3	268,4	1.273,8	522,8	361,0	360,8	525,7	1.770,4	424,3	373,2	364,0	829,6	1.991,2	451,8
Process Technology	480,1	594,9	557,3	591,1	2.223,5	621,4	596,3	779,8	824,3	2.821,7	845,9	801,6	819,9	964,8	3.432,1	924,9
Core Segments	773,5	909,6	954,6	859,5	3.497,3	1.144,3	957,3	1.140,6	1.349,9	4.592,1	1.270,3	1.174,8	1.183,9	1.794,4	5.423,4	1.376,7
Group											1.381,3	1.266,3	1.276,1	1.870,7	5.794,4	1.444,4

Sales (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	216,1	262,0	285,5	349,7	1.113,3	261,4	333,5	339,4	429,9	1.364,1	339,2	409,0	403,5	496,6	1.648,3	363,2
Process Technology	418,9	491,7	509,6	632,2	2.052,3	499,5	613,6	641,0	846,5	2.600,7	596,7	745,6	854,8	961,9	3.159,0	757,4
Core Segments	635,0	753,7	795,1	981,9	3.165,6	760,9	947,3	980,4	1.276,3	3.964,9	935,9	1.154,5	1.258,3	1.458,5	4.807,2	1.120,6
Group	942,8	1.076,9	1.143,0	1.334,9	4.497,6	1.091,4	1.280,0	1.077,4	1.398,7	4.346,2	1.055,6	1.253,2	1.351,8	1.538,0	5.198,6	1.189,6

EBIT (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	6,5	15,9	24,2	32,4	78,9	9,3	24,7	21,5	39,8	95,3	17,4	30,0	37,1	55,4	139,8	20,1
Process Technology	25,3	42,7	39,9	88,6	196,5	28,2	48,7	56,8	97,6	231,3	43,8	68,4	70,7	118,8	301,7	62,5
Core Segments	31,9	58,5	64,0	121,0	275,4	37,5	73,4	78,3	137,4	326,6	61,1	98,4	107,8	174,2	441,5	82,6
Group	15,5	21,5	62,2	110,2	209,4	26,9	56,2	74,5	118,7	298,2	64,3	95,6	107,7	154,6	422,2	77,1

EBIT margin (in %)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	3,0%	6,1%	8,5%	9,3%	7,1%	3,5%	7,4%	6,3%	9,3%	7,0%	5,1%	7,3%	9,2%	11,2%	8,5%	5,5%
Process Technology	6,0%	8,7%	7,8%	14,0%	9,6%	5,6%	7,9%	8,9%	11,5%	8,9%	7,3%	9,2%	8,3%	12,3%	9,6%	8,3%
Core Segments	5,0%	7,8%	8,1%	12,3%	8,7%	4,9%	7,7%	8,0%	10,8%	8,2%	6,5%	8,5%	8,6%	11,9%	9,2%	7,4%
Group	1,6%	2,0%	5,4%	8,3%	4,7%	2,5%	4,4%	6,9%	8,5%	6,8%	6,1%	7,6%	8,0%	10,1%	8,1%	6,5%

Back up
Rolling development of keyfigures

Average of four quarters

	Q1 2004 to Q4 2004	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007	Q3 2006 to Q2 2007	Q4 2006 to Q3 2007	Q1 2007 to Q4 2007	Q1 2008 to Q1 2008
Order Intake (in EUR million)														
Energie and Farm Technology	279,8	286,7	288,9	319,4	318,5	375,8	387,4	378,3	442,6	418,0	421,0	421,8	497,8	504,7
Process Technology	489,4	495,3	524,7	544,4	555,9	591,2	591,5	647,2	705,4	761,5	812,9	822,9	858,0	877,8
Core Segments	769,0	782,0	813,5	863,8	874,3	967,0	978,9	1.025,4	1.148,0	1.179,5	1.233,9	1.244,7	1.355,8	1.382,5
Sales (in EUR million)														
Energie and Farm Technology	250,9	257,6	261,9	271,3	278,3	289,6	307,5	321,0	341,0	360,5	379,4	395,4	412,3	418,1
Process Technology	480,1	483,2	484,6	495,1	513,1	533,2	563,8	596,6	650,2	674,5	707,4	760,9	789,7	829,9
Core Segments	731,0	740,8	746,5	766,4	791,4	822,9	871,3	917,6	991,2	1.035,0	1.086,8	1.156,3	1.201,8	1.248,0
EBIT (in EUR million)														
Energie and Farm Technology	18,3	18,4	18,1	18,5	19,7	20,4	22,6	22,0	23,8	25,8	27,2	31,1	34,9	35,6
Process Technology	42,6	43,5	43,8	44,4	49,1	49,8	51,4	55,6	57,8	61,7	66,6	70,1	75,4	80,1
Core Segments	61,0	61,9	61,9	62,9	68,8	70,3	74,0	77,5	81,7	87,6	93,8	101,2	110,4	115,7
EBIT margin (in %)														
Energie and Farm Technology	7,3%	7,1%	6,9%	6,8%	7,1%	7,0%	7,4%	6,6%	7,0%	7,2%	7,2%	7,9%	8,5%	8,5%
Process Technology	8,9%	9,0%	9,0%	9,0%	9,6%	9,3%	9,1%	9,3%	8,9%	9,2%	9,4%	9,2%	9,6%	9,7%
Core Segments	8,3%	8,4%	8,3%	8,2%	8,7%	8,5%	8,5%	8,4%	8,2%	8,5%	8,6%	8,8%	9,2%	9,3%

Analysts' presentation FY 2007

RECEIVED

2008 JUN 16 A 10:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Analyst´s Conference
Fourth Quarter 2007 and Full Year 2007

Bochum, March 13, 2008

Engineering Excellence

Agenda

General Overview

Core Segments

Discontinued Operations

Group

Guidance

General overview:
Highlights


Best
result
ever
EPS (adjusted)
+ 72%

General overview:
Long term growth

GEA[1] development of Sales in mEUR


6.000
5.000
4.000
3.000
2.000
1.000
0
total growth
+ 1.622 %
CAGR
+12,6%
2)
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
99/2000
2000/01
2001/02
2003
2004
2005
2006
2007
Sales mEUR

[1] GEA Core segments only
[2] Without USD effects 2,9 bn EUR

General overview: Goals exceeded

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Order Intake	5,794.4	4,977.9	16.4
Order Backlog	2,698.7	2,085.2	29.4
Sales	5,198.6	4,346.2	19.6
EBIT	422.2	298.2	41.6
EBIT in % of Sales	8.1%	6.9%	-
EPS in EUR*	1.72	1.00	72.0

* on continuing operations, in 2007 adjusted by the 68,2m EUR reduction of deferred taxes according to German tax reform

Core Segments

Core segments Q4:
Order Intake plus 33%

GEA

in EUR million	Q4 2007	Q4 2006	In %
Order Intake	1,800.2	1,353.1	33.0
Sales	1,460.9	1,282.3	13.9
EBIT	172.6	136.0	26.9
EBIT in % of sales	11.8%	10.6%	-

Core segments FY 2007:
EBIT plus 97 bps

GEA

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Order Intake	5,432.2	4,590.1	18.3
Order Backlog	2,648.0	2,039.9	29.8
Sales	4,804.0	3,975.1	20.9
EBIT	434.7	321.2	35.4
EBIT in % of sales	9.0%	8.1%	-
Working Capital in % of sales	13,7%	14,2%	-
Employees	19,017	16,964	12.1

Core segments:
Sustainable margin improvement

	Customized Systems	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 17.1 %	+ 20.0 %	+ 17.7 %	+ 18.3 %
Order Backlog	+ 15.1 %	+ 42.2 %	+ 28.8 %	+ 29.8 %
Sales	+ 20.4 %	+ 13.9 %	+ 26.5 %	+ 20.9 %
EBIT	+ 35.7 %	+ 35.0 %	+ 35.7 %	+ 35.4 %
EBIT margin	+87 bps	+208 bps	+45 bps	+97 bps

2007 compared to 2006

Core segments:
Rolling quarterly averages


EUR million
%
1.300
1.200
1.100
1.000
900
800
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Q4 06 - Q3 07
Q1 07 - Q4 07
Order Intake
Sales
EBIT-Margin

Customized Systems: Improvement of profitability

- **Air Treatment:**
  - raising market shares in Western Europe
  - intensive market coverage in Eastern and Southeastern Europe
  - UK (Denco), Turkey and Russia above expectations
  - life cycle costs and CO_2 footprint of products more and more crucial for customers
- **Refrigeration:**
  - growing demand in the key markets food and chemical
  - market position expanded
  - increasing environmental awareness presenting opportunities
  - acquisition Aerofreeze Systems on track

Process Equipment: Plus 300 bps in Q4

- **Process Equipment:**
  - strong demand from industry, petrochemical sector and secondary energy markets
  - profitability improvement more than offset the start up cost of new production facility in the USA
- **Mechanical Separation:**
  - continued demand from food and shipbuilding industry
  - further growth from waste water treatment sector in BRIC countries and Eastern Europe
- **Dairy Farm Systems:**
  - higher demand from Eastern Europe (esp. Russia) and Asia
  - good market position in Western Europe and US defended
  - Houle & Fils acquisition contributes to margin increase

Process Engineering:
New orders again on record high

GEA

- **Energy Technology:**
  - outstanding order for world´s largest air-cooled power plant in Medupi, South Africa
  - strong demand from China und Middle East
  - new production facility in China and Qatar opened
- **Process Engineering:**
  - ongoing strong order intake especially in Eastern Europe and Asia
  - substantial growth from chemical industry and milk and beer markets
  - strong global demand for milk powder enhanced division´s leading position
  - Procomac integration on track

GEA

Discontinued operations

Discontinued Operations: Net income

in EUR million	Q1 - Q4 2007
Lurgi	206.6
Lentjes	(210.5)
Others incl release of provisions	33.0
Net Income / loss DOP	**29.1**

Group

Group EBIT Q4 2007: Some special effects in the holding

in EUR million	Q4 2007	Q4 2006	in %
Customized Systems	28.1	23.3	20.6
Process Equipment	76.4	56.5	35.1
Process Engineering	68.1	56.2	21.2
Subtotal	172.6	136.0	26.9
Holding	(21.7)	(11.3)	(92.1)
Other companies / Consolidation	3.7	(5.9)	162.7
Subtotal	(18.0)	(17.3)	(4.0)
Total	154.6	118.7	30.2

Group EBIT FY 2007: Increased by 41.6 %

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Customized Systems	77.1	56.8	35.7
Process Equipment	208.0	154.0	35.0
Process Engineering	149.6	110.3	35.7
Subtotal	434.7	321.2	35.4
Holding	(38.0)	(31.8)	(19.6)
Other companies / Consolidation	25.5	8.8	189.8
Subtotal	(12.5)	(23.0)	45.7
Total	422.2	298.2	41.6

Group Net income Q4: Plus 63.2 % (continuing operations)

in EUR million	Q4 2007	Q4 2006	in %
Order Intake	1,870.7	1,477.2	26.6
Sales	1,538.0	1,398.7	10.0
EBIT	154.6	118.7	30.2
Net interest expenses	(9.9)	(13.4)	26.4
EBT	144.7	105.3	37.4
Taxes	13.2	(8.6)	253.4
Net income on continuing operations	157.9	96.8	63.2
Net income/loss on discont. operations	(119.9)	(238.5)	49.7
Net Income	38.0	(141.8)	126.8

Group Net income FY 2007 and EPS: Adjusted EPS plus 72 % (continuing operations)

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
EBIT	422.2	298.2	41.6
Net interest expenses	(51.7)	(44.5)	(16.3)
EBT	370.5	253.7	46.0
Taxes	(116.1)	(66.3)	(75.3)
Net income on continuing operations	254.4	187.4	35.8
Net income/loss on discont. operations	29.1	(475.6)	106.1
Net Income / Loss	283.5	(288.2)	198.4
EPS	1.90*	(1.53)	224.2
EPS continuing operations	1.72*	1.00	72.0
EPS discontinuing operations	0.28*	(2.53)	111.1

* adjusted by depreciation of deferred tax assets due to new german tax law (68,2m EUR cont.; 5,6m EUR DOP)
EPS unadjusted: total: 1.51 EUR, continuing operat.: 1.35 EUR, discontinued operat.: 0.16 EUR

Group:
Net position

in EUR million	Dec 07
Net Position Dec. 2006 (incl. PLE) [1]	**492.0**
EBITDA	510.2
Change in Net Operating Working Capital	-94.1
Capex tangible/intangible assets	-139.4
Net position effect from capex in shares	-118.4
Cash Effect Provisions (incl. pensions)	-16.3
tax payments	-36.5
P&L interest result w/o pensions	-28.7
Share buyback program	-95.8
Change in Net Position Lurgi / Disposal	-80.8
Cash Effect Lentjes (DOP)	-298.0
other effects	-33.0
Net Position 2007 (incl. PLE)	**61.3**

1) Net Position 2006 excluding PLE 167,8

Group:
Gearing



m EUR
1,600
1,400
1,200
1,000
800
600
400
200
0
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
-40.0
-45.0
-39.0
-28.2
-12.2
-7.4
-4.3
December 31, 2006
March 31, 2006
June 30, 2007
September 30, 2007
December 31, 2007
Net position
Equity
Gearing

Guidance

Guidance:
Sales* by Industry 2007


Other, 6%
HVAC/ Building & Construction, 9%
Energy, 11%
Marine, 4%
Chemical/ Mineral Oil/ Gas, 14%
Pharma, 6%
Food, 50%

*Core Segments plus Emission Control (Bischoff)

Guidance: Sales by region

Sales by region 2006 | Sales by region 2007


6%
4%
21%
13%
19%
37%
Germany
Europe
America
Asia
Middle East
Other
6%
2%
18%
14%
20%
40%

4,346 Sales

5,198 Sales
+19,6%

Guidance: Employees by region

Employees by region 2006 | Employees by region 2007


8%
4%
12%
37%
39%
Germany
Europe
America
Asia
Other
5%
8%
34%
13%
40%

17,473 employees

19,560 employees
+11,9%

Guidance:
New Segmentation 2008

GEA

Energy and Farm Technology

- Thermal Engineering
- Emission Control
- Air Treatment
- Farm Systems



Process Technology

- Process Engineering
- Pharma Systems
- Process Equipment
- Refrigeration
- Mechanical Separation



Guidance:
Margin core segments nearly 10 % in 2008

GEA

Order intake	+ 5 - 10 % organically
Sales	+ ~10 % organically
EBIT margin core segments	+ 70 - 80 bps
Capex	3 % of sales

Good start in the first two months

Guidance:
Margin core segments over 10 % in 2009

Sales	+ 5 - 10 % organically
EBIT margin core segments	> 10%

Achieving gearing ratio about 50 % (w/o pensions)

Enhancing dividend policy to about 1/3 of net income

Financial calendar

April 23, 2008	Annual Shareholders' Meeting
Mai 8, 2008	Interim Report Q1
July 31, 2008	Interim Report Q2
October 31, 2008	Interim Report Q3

Disclaimer

GEA

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

GEA


GEA

Backup

Backup: Customized Systems

in EUR million	Q4 2007	Q4 2006	In %
Order Intake	251.6	221.7	13.5
Sales	286.0	261.9	9.2
EBIT	28.1	23.3	20.6
EBIT in % of sales	9.8%	8.9%	-

Backup: Customized Systems

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Order Intake	1,027.7	877.8	17.1
Order Backlog	263.9	229.2	15.1
Sales	995.9	827.1	20.4
EBIT	77.1	56.8	35.7
EBIT in % of sales	7.7%	6.9%	-
Working Capital in % of sales	14.7%	15.9%	-
Employees	5,328	4,930	8.1

Backup: Process Equipment

in EUR million	Q4 2007	Q4 2006	in %
Order Intake	484.0	377.2	28.3
Sales	465.9	421.5	10.5
EBIT	76.4	56.5	35.1
EBIT in % of sales	16.4%	13.4%	-

Backup:
Process Equipment

GEA

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Order Intake	1,738.5	1,448.2	20.0
Order Backlog	544.2	382.6	42.2
Sales	1,565.4	1,374.6	13.9
EBIT	208.0	154.0	35.0
EBIT in % of sales	13.3%	11.2%	-
Working Capital in % of sales	24.9%	24.0%	-
Employees	6,882	6,155	11.8

Backup:
Process Engineering

GEA

in EUR million	Q4 2007	Q4 2006	In %
Order Intake	1,064.6	754.3	41.1
Sales	709.0	599.0	18.4
EBIT	68.1	56.2	21.2
EBIT in % of sales	9.6%	9.4%	-

Backup:
Process Engineering

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Order Intake	2,666.0	2,264.2	17.7
Order Backlog	1,839.9	1,428.0	28.8
Sales	2,242.7	1,773.5	26.5
EBIT	149.6	110.3	35.7
EBIT in % of sales	6.7%	6.2%	-
Working Capital in % of sales	5.4%	5.7%	-
Employees	6,807	5,879	15.8

Backup:
Group Performance

in EUR million	Q4 2007	Q4 2006	in %
Order Intake	1,870.7	1,477.2	26.6
Sales	1,538.0	1,398.7	10.0
EBIT	154.6	118.7	30.2
EBIT in % of sales	10.1%	8.5%	-

Backup: Change in number of shares



196.0
194.0
192.0
190.0
188.0
186.0
184.0
182.0
180.0
6.4
187.9
6.2
Cancellation of own shares
4.2
Share buyback + Cancellation
Sale of remaining own shares
184.0
31/12/2006
31/12/2007
shares on market
own shares

Backup: Net position

In EUR million	Dec 31, 2007	Dec 31, 2006	Change %
Cash	279,162	260,101	7.3
Securities	503	4,972	(89.9)
Bank debt	(218,395)	(97,321)	(124.4)
Net position	61,270	167,752	(63.5)
Net position Lurgi and Lentjes	0	324,231	(100.0)
Net position incl Lurgi and Lentjes	61,270	491,983	(87.5)

Backup:
GEA Group: Income Statement Q1 – Q4 2007 (1)

(EUR thousand)	Q1-Q4 2007	Q1-Q4 2006	Change in %
Sales	5,198,575	4,346,201	19.6
Cost of sales	-3,869,546	-3,232,233	-19.7
Gross profit	1,329,029	1,113,968	19.3
Selling expenses	-441,798	-396,163	-11.5
Adminstrative expenses	-450,596	-391,178	-15.2
Other income	97,939	60,732	61.3
Other expenses	-114,069	-89,893	-26.9
Net income on enterprises reported at equity	1,206	-359	435.9
Other financial income	2,573	2,338	10.1
Other financial expenses	-2,081	-1,251	-66.3
Earnings before interest and taxes (EBIT)	422,203	298,194	41.6
Interest and similar income	20,532	20,798	-1.3
Interest expense and similar charges	-72,235	-65,262	-10.7
Earnings before tax on continuing operations	370,500	253,730	46.0

Backup:
GEA Group: Income Statement Q1 – Q4 2007 (2)

(EUR thousand)	01/01/2007-12/31/2007	01/01/2006-12/31/2006	Change in %
Earnings before tax on continuing operations	370,500	253,730	46.0
Income taxes	-116,056	-66,307	-75.0
Net income on continuing operations	254,444	187,423	35.8
Net income/loss on discontinued operations	29,069	-475,647	106.1
Net income/loss	283,513	-288,224	198.4
thereof minority interest	*1,113*	*215*	*417.7*
thereof net income/loss attributable to shareholders of GEA Group Aktiengesellschaft	*282,400*	*-288,439*	*197.9*
	€ per share	€ per share	
Basic earnings per share	1.51	-1.53	198.3
- thereof on continuing operations	*1.35*	*1.00*	*35.8*
- thereof on discontinued operations	*0.16*	*-2.53*	*106.1*
Diluted earnings per share	1.51	-1.53	198.3
Basic earnings per share without effects from change of domestic tax rate	1.90	-	-
- thereof on continuing operations	*1.72*	-	-
- thereof on discontinued operations	*0.18*	-	-
Weighted average number of shares in issue (million)	187.3	187.9	-0.4

Backup:
GEA Group: Income Statement Q4 2007 (1)

(EUR thousand)	Q4 2007	Q4 2006	Change in %
Sales	1,537,994	1,398,684	10.0
Cost of sales	-1,133,231	-1,052,325	-7.7
Gross profit	404,763	346,359	+16.9
Selling expenses	-121,858	-101,669	-19.9
Administrative expenses	-129,656	-111,246	-16.5
Other income	56,383	23,671	+138.2
Other expenses	-55,844	-39,314	-42.0
Net income on enterprises reported at equity	529	-527	+200.4
Other financial income	2,159	1,944	+11.1
Other financial expenses	-1,882	-483	-289.6
Earnings before interest and taxes (EBIT)	154,594	118,738	+30.2
Interest and similar income	8,869	10,546	-15.9
Interest expense and similar charges	-18,730	-23,952	+21.8
Earnings before tax on continuing operations	144,733	105,329	+37.4

Backup:
GEA Group: Income Statement Q4 2007 (2)

(EUR thousand)	Q4 2007	Q4 2006	Change in %
Earnings before tax on continuing operations	144,733	105,329	+37.4
Income taxes	13,159	-8,679	+253.4
thereof current taxes	-31,547	-22,437	-40.6
thereof deferred taxes	44,706	13,858	+222.6
Net income on continuing operations	157,892	96,750	+63.2
Net income/loss on discontinued operations	-119,889	-238,503	+49.7
thereof pre-tax loss/profit on disposals	-	-	> 1.000
thereof income taxes	-	-	> 1.000
Net income/loss	38,003	-141,753	+126.8
thereof minority interest	529	331	+59.8
thereof net income/loss attributable to shareholders of GEA Group Aktiengesellschaft	37,474	-142,084	+126.4
	EUR per share	EUR per share	
Basic earnings per share	0.20	-0.76	+126.7
thereof on continuing operations	0.85	0.51	+65.1
thereof on discontinued operations	-0.65	-1.27	+49.2
Diluted earnings per share	0.20	-0.76	+126.7
Weighted average number of shares in issue (million)	185.8	187.9	-1.1

Backup:
GEA Group: Balance Sheet Q1 - Q4 2007 (1)

Assets (EUR thousand)	12/31/2007		12/31/2006		Change in %
Property, plant and equipment	486,037	10.2%	404,927	8.2%	20.0
Investment property	44,666	0.9%	56,869	1.1%	-21.5
Goodwill	1,299,650	27.4%	1,250,763	25.3%	3.9
Other intangible assets	95,869	2.0%	41,280	0.8%	132.2
Investment in enterprises reported at equity	14,585	0.3%	10,876	0.2%	34.1
Other non-current financial assets	43,237	0.9%	52,343	1.1%	-17.4
Deferred taxes	364,910	7.7%	431,825	8.7%	-15.5
Non-current assets	**2,348,954**	**49.5%**	**2,248,883**	**45.4%**	**4.4**
Inventories	674,691	14.2%	531,794	10.7%	26.9
Trade receivables	1,241,541	26.1%	1,163,512	23.5%	6.7
Income tax assets	11,186	0.2%	17,162	0.3%	-34.8
Other current financial assets	175,706	3.7%	146,501	3.0%	19.9
Cash and cash equivalents	279,162	5.9%	260,101	5.3%	7.3
Current assets	**2,382,286**	**50.2%**	**2,119,070**	**42.8%**	**12.4**
Assets held for sale	**16,713**	**0.4%**	**583,476**	**11.8%**	**-97.1**
Total assets	**4,747,953**	**100.0%**	**4,951,429**	**100.0%**	**-4.1**

Backup:
GEA Group: Balance Sheet Q1 - Q4 2007 (2)

Equity and liabilities (EUR thousand)	12/31/2007		12/31/2006		Change in %
Issued capital	496,890	10.5%	496,890	10.0%	0.0
Additional paid-in capital	1,079,610	22.7%	1,077,076	21.8%	0.2
Retained earnings	-130,398	-2.7%	-249,149	-5.0%	47.7
Accumulated other comprehensive loss/income	-35,932	-0.8%	327	0.0%	< -1.000
Treasury shares	0	0.0%	-65,263	-1.3%	100.0
Minority interest	3,508	0.1%	1,582	0.0%	121.7
Equity	**1,413,678**	**29.8%**	**1,281,463**	**25.5%**	**12.1**
Non-current provisions	231,568	4.9%	287,576	5.8%	-19.5
Non-current obligations to employees	513,370	10.8%	509,678	10.3%	0.7
Non-current financial liabilities	20,874	0.4%	17,585	0.4%	18.7
Other non-current liabilities	4,284	0.1%	13,766	0.3%	-68.9
Deferred taxes	87,219	1.8%	47,535	1.0%	83.5
Non-current liabilities	**857,315**	**18.1%**	**876,138**	**17.7%**	**-2.1**
Current provisions	606,770	12.8%	321,262	6.5%	88.9
Current obligations to employees	168,006	3.5%	165,814	3.3%	1.3
Current financial liabilities	223,388	4.7%	89,674	1.8%	149.1
Trade payables	763,015	16.1%	707,027	14.3%	7.9
Income tax liabilities	54,653	1.2%	29,098	0.6%	87.8
Other current liabilities	661,128	13.9%	557,964	11.3%	18.5
Current liabilities	**2,476,960**	**52.2%**	**1,870,839**	**37.8%**	**32.4**
Liabilities related to assets held for sale	**0**	**0.0%**	**942,989**	**19.0%**	**-100.0**
Total equity and liabilities	**4,747,953**	**100.0%**	**4,951,429**	**100.0%**	**-4.1**

Backup:
Cash Flow Q1 - Q4 2007 (1)

(EUR thousand)	01/01/2007 - 12/31/2007	01/01/2006 - 12/31/2006
Net income/loss	283,513	-288,224
+ Income taxes	116,056	66,307
+ Net income/loss on discontinued operations	-29,069	475,647
= Earnings before tax on continuing operations	370,500	253,730
Net interest income	51,703	44,464
= **Earnings before interest and tax (EBIT)**	**422,203**	**298,194**
Depreciation, amortization, impairment and reversal of impairment on non-current assets	89,976	73,918
Other non-cash income and expenses	5,285	840
Obligations to employees	-36,893	-35,183
Change in provisions	-18,965	13,876
Result on disposal of non-current assets	-3,531	-1,592
Change in inventories, incl. unbilled PoC receivables [1]	-51,467	-66,045
Change in trade receivables	-62,886	-107,610
Change in trade payables	8,626	86,436
Change in other operating assets and liabilities	-33,529	-15,282
Tax payments	-36,472	-38,258
Net cash flow from operating activities of discontinued operations	-136,612	-95,015
= **Cash flow from operating activities**	**181,105**	**114,279**

[1] Including advance payments

Backup:
Cash Flow Q1 - Q4 2007 (2)

(EUR thousand)

= **Cash flow from operating activities**	**181,105**	**114,279**
Proceeds from disposal of non-current assets	20,257	8,154
Cash payments for purchases of property, plant and equipment and intangible assets	-139,440	-100,009
Cash payments for purchases of non-current financial assets	-10,047	-5,801
Interest and dividend income	11,930	11,183
Cash payments for acquisitions	-78,123	-22,288
Proceeds from disposal of discontinued operations	571,513	0
Repayment of non-trade receivables from discontinued operations	-484,925	0
Net cash flow from investment activities of discontinued operations	0	22,349
= **Cash flow from investing activities**	**-108,835**	**-86,412**

[1] Including advance payments

Backup: Cash Flow Q1 - Q4 2007 (3)

(EUR thousand)

= **Cash flow from investing activities**	**-111,395**	**-86,412**
Change of own shares	-95,853	0
Change in financial lease liabilities	-3,244	-1,820
Dividend paid by GEA Group AG for 2006	0	-18,795
Cash receipts from finance facilities	118,193	7,476
Cash payments for redemption of finance facilities	-31,580	-35,700
Interest payments	-37,523	-17,760
Net cash from financing activities of discontinued operations	0	-44,449
= **Cash flow from financing activities**	**-50,007**	**-111,048**
Exchange-rate-related and other changes in cash and cash equivalents	-1,786	-2,187
= **Change in unrestricted cash and cash equivalents**	**20,477**	**-85,368**
Unrestricted cash and cash equivalents at beginning of year	252,240	424,363
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	0	-86,755
= **Unrestricted cash and cash equivalents at balance sheet date**	**272,717**	**252,240**
Restricted cash and cash equivalents	6,445	7,861
= **Cash and cash equivalents as reported on the face of the balance sheet**	**279,162**	**260,101**

[1] Including advance payments

Backup: Rolling development of keyfigures

Average of four quarters

	Q1 2004 to Q4 2004	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007	Q3 2006 to Q2 2007	Q4 2006 to Q3 2007	Q1 2007 to Q4 2007
Order Intake [EUR million]													
CUS	174.8	173.8	185.0	183.5	186.0	196.9	196.8	207.5	218.5	228.4	241.9	249.4	256.9
PEQ	258.2	264.3	270.1	292.5	300.3	317.6	329.4	341.5	352.0	375.4	392.7	407.9	434.6
PEN	335.1	344.2	359.1	384.9	385.7	449.3	451.6	475.9	586.0	573.5	598.3	589.9	666.5
Core segments	768.1	782.2	814.2	860.9	871.9	963.8	977.6	1,024.9	1,147.5	1,177.3	1,232.9	1,248.3	1,358.1
Sales [EUR million]													
CUS	177.8	176.5	176.2	174.0	175.3	180.7	185.5	191.5	208.8	216.2	229.5	242.9	249.0
PEQ	254.9	260.0	263.9	270.9	279.6	288.0	304.2	320.8	343.6	352.0	365.1	380.2	391.4
PEN	297.9	304.0	305.1	321.5	335.9	354.2	382.6	406.4	443.4	468.6	491.9	533.2	560.7
Core segments	730.6	740.5	745.2	766.3	791.0	822.9	872.3	918.8	983.8	1,036.8	1,086.4	1,156.3	1,201.0
EBIT [EUR million]													
CUS	13.2	12.9	12.2	11.8	11.9	12.2	12.5	12.9	14.2	14.8	16.2	18.1	18.3
PEQ	27.8	29.4	29.9	30.6	31.7	32.3	33.9	36.6	38.5	41.6	44.4	47.0	52.0
PEN	18.6	18.3	18.4	19.2	24.0	24.4	26.2	26.6	27.6	30.0	31.7	34.4	37.4
Core segments	59.7	60.6	60.6	61.5	67.5	69.0	72.6	76.2	80.3	86.3	92.3	99.5	108.7
EBIT-Margin [in %]													
CUS	7.4%	7.3%	6.9%	6.8%	6.8%	6.8%	6.8%	6.7%	6.9%	6.9%	7.1%	7.4%	7.7%
PEQ	10.9%	11.3%	11.3%	11.3%	11.3%	11.2%	11.1%	11.4%	11.2%	11.8%	12.2%	12.4%	13.3%
PEN	6.3%	6.0%	6.0%	6.0%	7.2%	6.9%	6.8%	6.5%	6.2%	6.4%	6.4%	6.5%	6.7%
Core segments	8.2%	8.2%	8.1%	8.0%	8.5%	8.4%	8.3%	8.3%	8.1%	8.3%	8.5%	8.6%	9.0%

Backup:
Sales, EBIT and EBIT-Margin

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007
CUS	146.5	178.5	175.3	200.8	701.1	168.1	197.8	199.3	261.9	827.1	206.0	250.7	253.2	286.0	995.9
PEQ	239.4	273.3	276.4	330.2	1119.3	272.2	338.0	342.9	421.5	1374.6	305.5	390.5	403.5	465.9	1565.4
PEN	249.3	300.2	342.8	451.2	1343.5	322.8	413.8	438.0	599.0	1773.5	423.6	506.9	603.2	709.0	2242.7
Core Segments	635.2	752.0	794.5	982.2	3163.9	763.1	949.6	980.2	1282.3	3975.1	935.0	1148.1	1259.9	1461.0	4804.0
Group	942.8	1076.9	1143.0	1334.9	4497.6	1091.4	1280.0	1077.4	1396.7	4346.2	1055.6	1253.2	1351.8	1538.0	5198.6

EBIT (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007
CUS	5.3	11.0	13.0	18.1	47.4	6.7	12.4	14.4	23.3	56.8	9.2	17.8	22.0	28.1	77.1
PEQ	17.3	29.1	31.2	49.1	126.7	19.9	35.5	42.1	56.5	154.0	32.1	46.7	52.8	76.4	208.0
PEN	8.1	17.1	18.6	52.3	96.1	9.7	24.1	20.3	56.2	110.3	19.2	31.0	31.3	68.1	149.6
Core Segments	30.7	57.2	62.8	119.5	270.2	36.3	72.0	76.8	136.0	321.2	60.6	95.6	106.0	172.5	434.7
Group	15.5	21.5	62.2	110.2	209.4	26.9	56.2	74.5	118.7	298.2	64.3	95.6	107.7	154.6	422.2

EBIT margin (in %)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007
CUS	3.6	6.2	7.4	9.0	6.8	4.0	6.3	7.2	8.9	6.9	4.5	7.1	8.7	9.8	7.7
PEQ	7.2	10.6	11.3	14.9	11.3	7.3	10.5	12.3	13.4	11.2	10.5	12.0	13.1	16.4	13.3
PEN	3.2	5.7	5.4	11.6	7.2	3.0	5.8	4.6	9.4	6.2	4.5	6.1	5.2	9.6	6.7
Core Segments	4.8	7.6	7.9	12.2	8.5	4.8	7.6	7.8	10.6	8.1	6.5	8.3	8.4	11.8	9.0
Group	1.6	2.0	5.4	8.3	4.7	2.5	4.4	6.9	8.5	6.9	6.1	7.6	8.0	10.1	8.1

Analysts' presentation Q3 2007

GEA Group

RECEIVED
2008 JUN 16 A 10: 12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Conference Call
Third Quarter 2007

Bochum, October 31, 2007

Agenda

GEA Group

1. General Overview
2. Core Segments
3. Discontinued Operations
4. Group
5. Outlook

General overview
Sales growth and margin improvement

GEA Group

in EUR million	Q3 2007	Q3 2006	in %
Order Intake	**1,276.1**	1,235.4	3.3
Order Backlog	**2,440.4**	1,997.7	22.2
Sales	**1,351.8**	1,077.4	25.5
EBIT	**107.7**	74.5	44.5
EBIT in % of sales	**8.0%**	6.9%	-

General Overview
Business performance Q3 2007 (EBIT)

GEA Group

in EUR million	Q3 2007	Q3 2006	in %
Customized Systems	**22.0**	14.4	52.4
Process Equipment	**52.8**	42.1	25.2
Process Engineering	**31.3**	20.3	53.9
Subtotal	**106.0**	76.9	37.9
Holding	**(6.9)**	(7.6)	8.7
Other companies / Consolidiation	**8.7**	5.3	65.0
Subtotal	**1.7**	(2.3)	173.6
Total	**107.7**	74.5	44.5

Core Segments

Core Segments: Customized Systems
Increase in margin sped up

GEA Group

- **Air Treatment:**
  - continuing growth in the West European market
  - UK (Denco), Turkey and Russia above expectations
  - production cost problem of new product line overcome
  - strong EBIT and margin increase
  - life cycle costs and CO_2 footprint of products more and more crucial for customers
- **Refrigeration:**
  - stable growth of food as well as oil, gas and chemical industry, market position strenghtening further
  - Rising energy costs and increasing environmental concerns presenting opportunities
  - increase in margin
  - acquisition Aerofreeze Systems in Canada on track

Core Segments: Customized Systems
Increase in margin sped up

GEA Group

in EUR million	Q3 2007	Q3 2006	in %
Order Intake	**253.0**	222.7	13.6
Order Backlog	**297.4**	258.7	15.0
Sales	**253.2**	199.3	27.1
EBIT	**22.0**	14.4	52.4
EBIT in % of sales	**8.7%**	7.2%	-
Employees	**5,245**	4,392	19.4

Core Segments: Process Equipment
Sound and sustainable improvement

GEA Group

- **Process Equipment:**
  - strong growth in marine, food and power business for all kinds of heat exchangers (shell & tube as well as plates)
  - start up cost of new US factory affected EBIT but due to USD the new site turns out to be very favorable
- **Mechanical Separation:**
  - order intake on high level, still moderate increase
  - good demand by dairy, brewery and juice industry
  - high order intake/sales from marine, energy and oilfield industry
  - increasing demand for sewage works (China, Middle East)
- **Dairy Farm Systems:**
  - strong Eastern (esp. Russia), South Eastern Europe market
  - Western Europe and US market healthy
  - Houle & Fils acquisition contributes to margin increase

Core Segments: Process Equipment
Sound and sustainable improvement

GEA Group

in EUR million	Q3 2007	Q3 2006	in %
Order Intake	**443.7**	382.9	15.9
Order Backlog	**538.3**	428.3	25.7
Sales	**403.5**	342.9	17.7
EBIT	**52.8**	42.1	25.2
EBIT in % of sales	**13.1%**	12.3%	-
Employees	**6,746**	6,117	10.3

Core Segments: Process Engineering
Strong EBIT growth

GEA Group

- **Energy Technology:**
  - order intake significantly below PY due to customers' capacity constraints and not yet finalized contract placements
  - good order backlog and loaded capacities
  - new site in Qatar opened yesterday
- **Process Engineering:**
  - ongoing strong order intake especially in Eastern Europe and Asia
  - strong growth in sales
  - reduced pace in margin improvement
  - Procomac integration on track

Core Segments: Process Engineering
Strong EBIT growth

GEA Group

in EUR million	Q3 2007	Q3 2006	in %
Order Intake	**492.8**	530.4	-7.1
Order Backlog	**1,547.7**	1,272.7	21.6
Sales	**603.2**	438.0	37.7
EBIT	**31.3**	20.3	53.9
EBIT in % of sales	**5.2%**	4.6%	-
Employees	**6,686**	5,565	20.2

Core segments
Profound growth and healthy margin increase

GEA Group

in EUR million	Q3 2007	Q3 2006	in %
Order Intake	**1,189.5**	1,135.9	4.7
Order Backlog	**2,383.4**	1,959.7	21.6
Sales	**1,259.9**	980.1	28.5
EBIT	**106.0**	76.9	37.9
EBIT in % of sales	**8.4%**	7.8%	-
Employees	**18,677**	16,074	16.2

Core segments
Profound growth and healthy margin increase

GEA Group

9 months	Customized System	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 18.3 %	+ 17.1 %	+ 6.1 %	+ 12.2 %
Order Backlog	+ 15.0 %	+ 25.7 %	+ 21.6 %	+ 21.6 %
Sales	+ 25.6 %	+ 15.4 %	+ 30.6 %	+ 24.1 %
EBIT	+ 46.2 %	+ 35.0 %	+ 50.6 %	+ 41.6 %
EBIT margin	+ 100 bps	+ 170 bps	+ 70 bps	+ 100 bps

Q1 – Q3 2007 compared to Q1 – Q3 2006

Core segments
Rolling quarterly averages

GEA Group

EUR million


1.300
1.250
1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Q4 06 - Q3 07
Order Intake
Sales
EBIT-Margin

Discontinued operations

Discontinued Operations
Status of Lurgi and Lentjes disposal

- **Lurgi**
  - Closing on July 20, 2007
  - Result of Lurgi disposal: 207 m EUR

- **Lentjes sold to A-Tec Industries AG on May 2, 2007**
  - Closing expected in Q4 2007
  - Subject to approval by antitrust authorities

Discontinued Operations
Net income of discontinued operations

GEA Group

in EUR million	Q1 - Q2 2007	Q3 2007	**Q1 - Q3 2007**
Lurgi	6.1	201.3	**207.3**
Lentjes	(101.1)	(38.0)	**(139.1)**
Others incl release of provisions	63.3	17.4	**80.7**
Net income / loss DOP	(31.7)	180.7	**149.0**

GEA Group

Group

GEA Group: Q1 - Q3 2007 (EBIT)

GEA Group

in EUR million	Q1 - Q3 2007	Q1 - Q3 2006	in %
Customized Systems	**49.0**	33.5	46.2
Process Equipment	**131.6**	97.5	35.0
Process Engineering	**81.5**	54.1	50.6
Subtotal	**262.2**	185.2	41.6
Holding	**(16.3)**	(20.5)	20.5
Other companies / Consolidiation	**21.7**	14.8	47.0
Subtotal	**5.4**	(5.7)	195.2
Total	**267.6**	179.5	49.1

GEA Group: Q1 - Q3 2007

GEA Group

in EUR million	Q1 - Q3 2007	Q1 - Q3 2006	in %
EBIT	**267.6**	179.5	49.1
Net interest expenses	**(41.8)**	(31.1)	(34.7)
EBT	**225.8**	148.4	52.1
Taxes	**(129.2)**	(57.7)	(123.8)
Net income on continuing operations	**96.6**	90.7	6.5
Net income/loss on discont. operations	**149.0**	(237.1)	162.8
Net income / Loss	**245.5**	(146.5)	267.6
EPS*	**1.66**	(0.78)	313.6
EPS continuing operations*	**0.84**	0.48	73.0
EPS discontinuing operations*	**0.82**	(1.26)	165.3

* 2007 adjusted by 61m depreciation of deferred tax assets due to new german tax law
EPS unadjusted: total: 1.30 EUR, continuing operat.: 0.51 EUR, discontinued operat.: 0.79 EUR

Group
Net position

GEA Group



m EUR
June 30, 2007
Disposal Lurgi
Discont. operations
Share buy back
EBITDA
Acquisitions
Capex
WC
Others
September 30, 2007
0
25
50
75
100
125
150
175
200
NP
Cash In
Cash Out

Group
Gearing

GEA Group



m EUR
1.600
1.400
1.200
1.000
800
600
400
200
0
0,0
-5,0
-10,0
-15,0
-20,0
-25,0
-30,0
-35,0
-40,0
-45,0
-39,0
-12,2
-7,4
December 31, 2006
June 30, 2007
September 30, 2007
Net position
Equity
Gearing

Outlook

Outlook 2007

- Order intake core segments w/o E-division > 15 %
- Sales > 15 %
- EBIT margin core segments > 60 bps improvement
- Capex > 2,5 % of sales
- Return to dividend
- Improve leverage of the balance sheet

Outlook mid term targets 2007-2009

GEA Group

- Clearing up portfolio on divisional level
- Increase margin of core segments up to 10%
- Widen capex to sales to 2.5 / 3.0 %
- Achieving gearing of about 50-60% of equity (w/o pensions), i.e. 2x EBITDA
- Enhancing dividend policies to about 1/3 of net income
- Use share buy back to realize gearing target as far as necessary

Financial calendar

GEA Group

March 13, 2008	Annual Report FY 2007
April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report Q 1
July 31, 2008	Interim Report Q 2
October 31, 2008	Interim Report Q 3

Disclaimer

GEA Group

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

GEA Group


GEA Group
ENGINEERING EXCELLENCE

Backup

Backup
Customized Systems Q1 – Q3

in EUR million	**Q1 - Q3 2007**	Q1 - Q3 2006	in %
Order Intake	**776.1**	656.2	18.3
Order Backlog	**297.4**	258.7	15.0
Sales	**709.9**	565.2	25.6
EBIT	**49.0**	33.5	46.2
EBIT in % of sales	**0.1**	0.1	-
Employees	**5,245.0**	4,392.0	19.4

Backup
Process Equipment Q1 – Q3

GEA Group

in EUR million	Q1 - Q3 2007	Q1 -Q3 2006	in %
Order Intake	**1,254.5**	1,071.0	17.1
Order Backlog	**538.3**	428.3	25.7
Sales	**1,099.5**	953.1	15.4
EBIT	**131.6**	97.5	35.0
EBIT in % of sales	**12.0%**	10.2%	-
Employees	**6,746**	6,117	10.3

Backup
Process Engineering Q1 – Q3

GEA Group

in EUR million	Q1 - Q3 2007	Q1 -Q3 2006	in %
Order Intake	**1,601.4**	1,509.9	6.1
Order Backlog	**1,547.7**	1,272.7	21.6
Sales	**1,533.7**	1,174.5	30.6
EBIT	**81.5**	54.1	50.6
EBIT in % of sales	**5.3%**	4.6%	-
Employees	**6,686**	5,565	20.2

Backup
Core segments Q1 – Q3

GEA Group

in EUR million	Q1 - Q3 2007	Q1 -Q3 2006	in %
Order Intake	**3,632.0**	3,237.0	12.2
Order Backlog	**2,383.4**	1,959.7	21.6
Sales	**3,343.0**	2,692.8	24.1
EBIT	**262.2**	185.2	41.6
EBIT in % of sales	**7.8%**	6.9%	-
Employees	**18,677**	16,074	16.2

Backup
Core segments Q3

GEA Group

	Customized System	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 13.6 %	+ 15.9 %	- 7.1 %	+ 4.7 %
Order Backlog	+ 15.0 %	+ 25.7 %	+ 21.6 %	+ 21.6 %
Sales	+ 27.1 %	+ 17.7 %	+ 37.7 %	+ 28.5 %
EBIT	+ 52.4 %	+ 25.2 %	+ 53.9 %	+ 37.9 %
EBIT margin	+ 140 bps	+ 80 bps	+ 50 bps	+ 60 bps

Q3 2007 compared to Q3 2006

Backup
Group Performance

GEA Group

EUR million	Q1 - Q3 2007	Q1 - Q3 2006	in %
Order Intake	**3,923.7**	3,500.7	**12.1**
Order Backlog	**2,440.4**	1,997.7	**22.2**
Sales	**3,660.6**	2,947.5	**24.2**
EBIT	**267.6**	179.5	**49.1**
EBIT-Margin	**7.3%**	6.1%	**-**
EPS in EUR*	**0.84**	0.48	**73.0**

* continuing operations 2007: adjusted by the 61m depeciation of deferred taxes according to German tax reform

Backup
Continuing and discontinuing business

GEA Group

in EUR million	Q3 2007	Q3 2006	in %
EBIT	**107.7**	74.5	44.5
Net interest expenses	**(15.2)**	(10.7)	(41.3)
EBT	**92.6**	63.8	45.1
Taxes	**(89.0)**	(24.8)	(258.5)
Net income on continuing operations	**3.6**	39.0	(90.8)
Net income/loss on discont. operations	**180.7**	(181.4)	199.6
Net income / Loss	**184.3**	(142.4)	229.4
EPS*	**1.34**	(0.76)	276.0
EPS continuing operations*	**0.34**	0.21	63.5
EPS discontinuing operations*	**0.99**	(0.97)	202.9

* 2007 adjusted by 61m depreciation of deferred tax assets due to new german tax law
EPS unadjusted: total: 0.98 EUR, continuing operat.: 0.02 EUR, discontinued operat.: 0.96 EUR

Backup
Sales by region

GEA Group

Sales by region Q1-Q3 2006


12%
22%
5%
13%
4%
14%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

2.948 EUR million

Sales by region Q1-Q3 2007


11%
22%
6%
13%
4%
14%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

3.661 EUR million

+24,2 %

Backup
Employees by region

GEA Group

Employees by region Q3 2006


7%
6%
3%
9%
38%
37%
Germany
EU
North America
South America
Asia
Middle East
Others

16,584 employees

Employees by region Q3 2007


1%
5%
8%
2%
11%
35%
Germany
EU
North America
South America
Asia
Middle East
Others

19,230 employees

+16%

Backup
Net position (A)

GEA Group

in EUR million	Sep 30, 2007	June 30, 2007	Change %
Cash	296	281	5.3
Securities	2	4	(54.8)
Bank debt	(309)	(646)	52.1
Net position	**(11)**	**(361)**	96.9
Net position Lurgi and Lentjes	120	522	(77.0)
Net position incl Lurgi and Lentjes	**109**	**161**	(32.4)

Backup
Net position (B)

GEA Group

in EUR million	Sep 30, 2007	Dec 31, 2006	Change %
Cash	296	260	13.8
Securities	2	5	(61.0)
Bank debt	(309)	(97)	(217.8)
Net position	**(11)**	**168**	(106.7)
Net position Lurgi and Lentjes	120	324	(62.9)
Net position incl Lurgi and Lentjes	**109**	**492**	(77.9)

Backup
GEA Group: Income Statement Q1 – Q3 2007 (1)

GEA Group

(EUR million)	Q1-Q3 2007	Q1-Q3 2006	Change %
Sales	3,660.6	2,947.5	24.2
Cost of sales	-2,736.3	-2,179.9	-25.5
Gross profit	**924.3**	**767.6**	**+20.4**
Selling expenses	-319.9	-294.5	-8.6
Adminstrative expenses	-320.9	-279.9	-14.6
Other income	41.6	37.1	+12.1
Other expenses	-58.2	-50.6	-15.1
Net income on enterprises reported at equity	0.7	0.2	+303.0
Other financial income	0.4	0.4	+5.1
Other financial expenses	-0.2	-0.8	+74.1
Earnings before interest and taxes (EBIT)	**267.6**	**179.5**	**+49.1**
Interest and similar income	11.7	10.3	+13.8
Interest expense and similar charges	-53.5	-41.3	-29.5
Earnings before tax on continuing operations	**225.8**	**148.4**	**+52.1**

Backup
GEA Group: Income Statement Q1 – Q3 2007 (2)

GEA Group

(EUR million)	Q1-Q3 2007	Q1-Q3 2006	Change %
Earnings before tax on continuing operations	**225.8**	**148.4**	**+52.1**
Income taxes	-129.2	-57.7	-123.8
thereof current taxes	*-35.9*	*-23.6*	*-52.0*
thereof deferred taxes	*-93.4*	*-34.1*	*-173.5*
Net income on continuing operations	**96.6**	**90.7**	*+6.5*
Net income/loss on discontinued operations	**149.0**	**-237.1**	**+162.8**
Net income/loss	**245.5**	**-146.5**	**+267.6**
thereof minority interest	0.6	-0.1	+603.4
thereof net income/loss attributable to shareholders of GEA Group Aktiengesellschaft	244.9	-146.4	**+267.4**
Per share (EUR)	**EUR per share**	**EUR per share**	
Basic earnings per share	**1.30**	**-0.78**	**+267.4**
- thereof on continuing operations	*0.51*	*0.48*	+5.7
- thereof on discontinued operations	*0.79*	*-1.26*	+162.8
Diluted earnings per share	**1.30**	**-0.78**	**+267.4**
Weighted average number of shares in issue (million)	**187.9**	**187.9**	**-0.0**

Backup
GEA Group: Income Statement Q3 2007 (1)

GEA Group

(EUR million)	Q3 2007	Q3 2006	Change %
Sales	1,351.8	1,077.4	25.5
Cost of sales	-1,020.9	-801.6	-27.4
Gross profit	**330.9**	**275.8**	**+20.0**
Selling expenses	-107.8	-104.3	-3.4
Adminstrative expenses	-112.9	-93.8	-20.4
Other income	18.7	7.4	+152.8
Other expenses	-21.3	-10.1	-110.0
Net income on enterprises reported at equity	0.0	0.2	-99.5
Other financial income	0.4	0.1	+231.3
Other financial expenses	-0.2	-0.8	+73.7
Earnings before interest and taxes (EBIT)	**107.7**	**74.5**	**+44.5**
Interest and similar income	5.5	3.8	+45.8
Interest expense and similar charges	-20.7	-14.5	-42.5
Earnings before tax on continuing operations	**92.6**	**63.8**	**+45.1**

Backup
GEA Group: Income Statement Q3 2007 (2)

GEA Group

(EUR million)	Q3 2007	Q3 2006	Change %
Earnings before tax on continuing operations	**92.6**	**63.8**	**+45.1**
Income taxes	-89.0	-24.8	-258.5
thereof current taxes	*-14.5*	*-8.5*	*-69.7*
thereof deferred taxes	*-74.5*	*-16.3*	*-357.5*
Net income on continuing operations	**3.6**	**39.0**	*-90.8*
Net income/loss on discontinued operations	**180.7**	**-181.4**	**+199.6**
Net income/loss	**184.3**	**-142.4**	**+229.4**
thereof minority interest	0.6	-0.2	+503.8
thereof net income/loss attributable to shareholders of GEA Group Aktiengesellschaft	183.6	-142.3	+229.1
Per share (EUR)	**EUR per share**	**EUR per share**	
Basic earnings per share	**0.98**	**-0.76**	**+229.1**
- thereof on continuing operations	*0.02*	*0.21*	-92.4
- thereof on discontinued operations	*0.96*	*-0.97*	+199.6
Diluted earnings per share	**0.98**	**-0.76**	**+229.1**
Weighted average number of shares in issue (million)	**187.8**	**187.9**	**-0.1**

Backup
GEA Group: Balance Sheet Q3 2007 (1)

GEA Group

Assets (EUR thousand)	09/30/2007	12/31/2006	Change %
Property, plant and equipment	455,537	404,927	12.5
Investment property	52,760	56,869	-7.2
Goodwill	1,299,389	1,250,763	3.9
Other intangible assets	86,030	41,280	108.4
Investment in enterprises reported at equity	14,058	10,876	29.3
Other non-current financial assets	56,547	52,343	8.0
Deferred taxes	344,106	431,825	-20.3
Non-current assets	**2,308,427**	**2,248,883**	2.6
Inventories	689,755	531,794	29.7
Trade receivables	1,232,560	1,163,512	5.9
Income tax assets	17,712	17,162	3.2
Other current financial assets	190,525	146,501	30.1
Cash and cash equivalents	296,042	260,101	13.8
Current assets	**2,426,594**	**2,119,070**	14.5
Assets held for sale	184,021	583,476	-68.5
Total assets	**4,919,042**	**4,951,429**	-0.7

Backup
GEA Group: Balance Sheet Q3 2007 (2)

GEA Group

Equity and liabilities (EUR thousand)	09/30/2007	12/31/2006	Change %
Issued capital	496,890	496,890	0.0
Additional paid-in capital	1,077,076	1,077,076	0.0
Retained earnings	-67,554	-249,149	72.9
Accumulated other comprehensive loss/income	-21,428	327	< -1.000
Treasury shares	-12,029	-65,263	81.6
Minority interest	3,415	1,582	115.9
Equity	**1,476,370**	**1,261,463**	17.0
Non-current provisions	306,424	287,576	6.6
Non-current obligations to employees	513,222	509,676	0.7
Non-current financial liabilities	18,379	17,585	4.5
Other non-current liabilities	7,106	13,766	-48.4
Deferred taxes	87,472	47,535	84.0
Non-current liabilities	**932,603**	**876,138**	6.4
Current provisions	339,765	321,262	5.8
Current obligations to employees	159,489	165,814	-3.8
Current financial liabilities	315,538	89,674	251.9
Trade payables	616,349	707,027	-12.8
Income tax liabilities	46,567	29,098	60.0
Other current liabilities	698,114	557,964	25.1
Current liabilities	**2,175,822**	**1,870,839**	16.3
Liabilities related to assets held for sale	334,247	942,989	-64.6
Total equity and liabilities	**4,919,042**	**4,951,429**	-0.7

Backup
Cash Flow Q3 2007 (1)

GEA Group

(EUR thousand)	01/01/2007 - 09/30/2007	01/01/2006 - 09/30/2006
Net income/loss	245,510	-146,471
+ Income taxes	129,215	57,728
+ Net income/loss on discontinued operations	-148,958	237,144
= Earnings before tax on continuing operations	225,767	148,401
Net interest income	41,842	31,058
= Earnings before interest and tax (EBIT)	**267,609**	**179,459**
Depreciation, amortization, impairment and reversal of impairment on nun-current assets	55,002	47,388
Other non-cash income and expenses	-563	-562
Obligations to employees	-19,789	-10,337
Change in provisions	1,818	45,995
Gains/losses on disposal of non-current assets	-393	-3,425
Change in inventories, incl. unbilled PoC receivables [1]	-42,099	-110,158
Change in trade receivables	-18,919	-87,543
Change in trade payables	-161,569	28,920
Change in other operating assets and liabilities	-24,558	5,570
Tax payments	-18,939	-29,299
Net cash flow from operating activities of discontinued operations	-89,742	-97,286
= Cash flow from operating activities	**-52,142**	**-31,278**

Backup
Cash Flow Q3 2007 (2)

GEA Group

(EUR thousand)	01/01/2007 - 09/30/2007	01/01/2006 - 09/30/2006
= Cash flow from operating activities	**-52.142**	**-31.278**
Proceeds from disposal of non-current assets	11.904	7.147
Cash payments for purchases of property, plant and equipment and intangible assets	-81.873	-57.091
Cash payments for purchases of non-current financial assets	-5.087	-6.158
Interest and dividend income	6.903	8.629
Cash payments for acquisitions	-76.678	-3.311
Proceeds from disposal of discontinued operations	571.513	-
Repayment of non-trade receivables from discontinued operations	-484.925	-
Net cash flow from investment activities of discontinued operations	-700	1.066
= Cash flow from investing activities	**-58.943**	**-49.718**

Backup
Cash Flow Q3 2007 (3)

GEA Group

(EUR thousand)	01/01/2007 - 09/30/2007	01/01/2006 - 09/30/2006
= Cash flow from investing activities	**-58.943**	**-49.718**
Payment from the purchase of own shares	-10.109	-
Change in financial lease liabilities	-1.723	-2.297
Dividend paid by GEA Group AG for 2005	-	-18.795
Cash receipts from finance facilities	203.198	42.559
Cash payments for redemption of finance facilities	-31.580	-29.500
Interest payments	-30.372	-11.868
Net cash from financing activities of discontinued operations	25.871	40.736
= Cash flow from financing activities	**155.285**	**20.835**
Exchange-rate-related and other changes in cash and cash equivalents	-2.615	-2.225
= Change in unrestricted cash and cash equivalents	**41.585**	**-62.386**
Unrestricted cash and cash equivalents at beginning of year	252.240	424.363
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	-	-88.501
= Unrestricted cash and cash equivalents at balance sheet date	**293.825**	**273.476**
Restricted cash and cash equivalents	2.217	4.140
= Cash and cash equivalents as reported on the face of the balance sheet	**296.042**	**277.616**

[1] including advance payments

Backup
Rolling development of keyfigures

GEA Group

Average of four quarters

	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007	Q3 2006 to Q2 2007	Q4 2006 to Q3 2007
Order Intake [EUR million]											
CUS	173.8	185.0	183.5	186.0	196.9	196.6	207.5	219.5	228.4	241.9	249.4
PEQ	264.3	270.1	292.5	300.3	317.6	329.4	341.5	362.0	375.4	392.7	407.9
PEN	344.2	359.1	384.9	385.7	449.3	451.6	475.9	566.0	573.5	598.3	588.9
Core segments	**782.2**	**814.2**	**860.9**	**871.9**	**963.8**	**977.6**	**1,024.9**	**1,147.6**	**1,177.3**	**1,232.9**	**1,246.3**
Sales [EUR million]											
CUS	176.5	176.2	174.0	175.3	180.7	185.5	191.5	206.8	216.2	229.5	242.9
PEQ	260.0	263.9	270.9	279.8	288.0	304.2	320.8	343.6	352.0	365.1	380.2
PEN	304.0	305.1	321.5	335.9	354.2	382.6	406.4	443.4	468.6	491.9	533.2
Core segments	**740.5**	**745.2**	**766.3**	**791.0**	**822.9**	**872.3**	**918.6**	**993.8**	**1,036.8**	**1,086.4**	**1,156.3**
EBIT [EUR million]											
CUS	12.9	12.2	11.8	11.9	12.2	12.5	12.9	14.2	14.8	16.2	18.1
PEQ	29.4	29.9	30.6	31.7	32.3	33.9	36.6	38.5	41.6	44.4	47.0
PEN	18.3	18.4	19.2	24.0	24.4	26.2	26.6	27.6	30.0	31.7	34.4
Core segments	**60.6**	**60.6**	**61.5**	**67.6**	**69.0**	**72.6**	**76.2**	**80.3**	**86.3**	**92.3**	**99.5**
EBIT-Margin [in %]											
CUS	7.3%	6.9%	6.8%	6.8%	6.8%	6.8%	6.7%	6.9%	6.9%	7.1%	7.4%
PEQ	11.3%	11.3%	11.3%	11.3%	11.2%	11.1%	11.4%	11.2%	11.8%	12.2%	12.4%
PEN	6.0%	6.0%	6.0%	7.2%	6.9%	6.8%	6.5%	6.2%	6.4%	6.4%	6.5%
Core segments	**8.2%**	**8.1%**	**8.0%**	**8.5%**	**8.4%**	**8.3%**	**8.3%**	**8.1%**	**8.3%**	**8.5%**	**8.6%**

Sales, EBIT and EBIT-Margin

GEA Group

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007
CUS	146.5	178.5	175.3	200.8	701.1	168.1	197.8	199.3	261.9	827.1	206.0	250.7	253.2
PEQ	239.4	273.3	276.4	330.2	1,119.3	272.2	338.0	342.9	421.5	1,374.6	305.5	390.5	403.5
PEN	249.3	300.2	342.8	451.2	1,343.5	322.8	413.8	438.0	599.0	1,773.5	423.6	506.9	603.2
Core Segments	635.2	752.0	794.5	982.2	3,163.9	763.1	949.6	980.2	1,282.3	3,975.1	935.0	1,148.1	1,259.9
Group	942.8	1,076.9	1,143.0	1,334.9	4,497.6	1,091.4	1,280.0	1,077.4	1,398.7	4,346.2	1,055.6	1,253.2	1,351.8

EBIT (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007
CUS	5.3	11.0	13.0	18.1	47.4	6.7	12.4	14.4	23.3	56.8	9.2	17.8	22.0
PEQ	17.3	29.1	31.2	49.1	126.7	19.9	35.5	42.1	56.5	154.0	32.1	46.7	52.8
PEN	8.1	17.1	18.6	52.3	96.1	9.7	24.1	20.3	56.2	110.3	19.2	31.0	31.3
Core Segments	30.7	57.2	62.8	119.5	270.2	36.3	72.0	76.8	136.0	321.2	60.6	95.6	106.0
Group	15.5	21.5	62.2	110.2	209.4	26.9	56.2	74.5	118.7	298.2	64.3	95.6	107.7

EBIT margin (in %)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007
CUS	3.6	6.2	7.4	9.0	6.8	4.0	6.3	7.2	8.9	6.8	4.5	7.1	8.7
PEQ	7.2	10.6	11.3	14.9	11.3	7.3	10.5	12.3	13.4	11.3	10.5	12.0	13.1
PEN	3.2	5.7	5.4	11.6	7.2	3.0	5.8	4.6	9.4	6.1	4.5	6.1	5.2
Core Segments	4.8	7.6	7.9	12.2	8.5	4.8	7.6	7.8	10.6	8.1	6.5	8.3	8.4
Group	1.6	2.0	5.4	8.3	4.7	2.5	4.4	6.9	8.5	6.9	6.1	7.6	8.0

Analysts' presentation Q2 2007

GEA Group

Conference Call
Second Quarter 2007

Bochum, August 2, 2007

Agenda

GEA Group

1. General Overview
2. Discontinued Operations
3. Financials: Core Segments
4. Financials: Group
5. Outlook

General overview
Strong development of business

GEA Group

EUR million	Q2 2007	Q2 2006	in %
Order Intake	1.266,3	1.042,3	21,5
Order Backlog	2.482,4	1.820,0	36,4
Sales	1.253,2	1.033,3	21,3
EBIT	95,6	69,7	37,0
EBIT-Margin	7,6%	6,7%	-
EPS in EUR*	0,33	0,19	70,5

* on continuing operations

Discontinued Operations
Status of Lurgi and Lentjes disposal

GEA Group

- **EBT** slightly negativ
- **Lurgi** - closing 20 July 2007
- **Lentjes sold to A-Tec Industries AG on May, 2 2007**
    - Closing expected Q3 or Q4 2007
    - Subject to approval by antitrust authorities

Core Segments

Financials: Customized Systems
Margin improvement picks up

GEA Group

- **Air Treatment:**
  - continuing growth in the West European market
  - Denco successfully integrated
  - new low cost plant in Turkey on schedule
- **Refrigeration:**
  - food as well as oil, gas and chemical industry with stable growth
  - increase in margin
  - Extension of food freezing activities by acquisition of Aerofreeze Systems in Canada

Financials: Customized Systems
Margin improvement picks up

GEA Group

in EUR million	Q2 2007	Q2 2006	in %
Order Intake	278,3	224,4	24,0
Order Backlog	296,8	235,7	26,0
Sales	250,7	197,8	26,7
EBIT	17,8	12,4	43,9
EBIT in % of sales	7,1%	6,3%	-
Employees	5.205	4.324	20,4

Financials: Process Equipment
Sustainable increase in margin

GEA Group

- **Process Equipment:**
  - strong growth of PHE business
  - limited availability of special metals (e.g. titanium)
  - very positive margin development
  - extension of production capacities
- **Mechanical Separation:**
  - good order intake from dairy
  - strong demand for biodiesel plants worldwide
  - high order intake/sales from marine, energy and oilfield industry
- **Dairy Farm Systems:**
  - growing market in Eastern and South Eastern Europe
  - respectable increase in margin
  - integration of J. Houle & Fils

Financials: Process Equipment
Sustainable increase in margin

GEA Group

in EUR million	Q2 2007	Q2 2006	in %
Order Intake	410,3	341,0	20,3
Order Backlog	501,8	389,9	28,7
Sales	390,5	338,0	15,5
EBIT	46,7	35,5	31,8
EBIT in % of sales	12,0%	10,5%	-
Employees	6.632	6.067	9,3

Financials: Process Engineering
Strong order book

GEA Group

- **Energy Technology:**
  - delayed order intake due to customers' capacity constraints
  - large order book
  - further extension of production capacities
- **Process Engineering:**
  - continued strong order intake especially in Eastern Europe and China
  - strong performance in the dairy market
  - Huppmann and Procomac integration on track

Financials: Process Engineering
Strong order book

GEA Group

in EUR million	Q2 2007	Q2 2006	in %
Order Intake	491,2	392,1	25,3
Order Backlog	1.609,1	1.158,8	38,9
Sales	506,9	413,8	22,5
EBIT	31,0	24,1	28,8
EBIT in % of sales	6,1%	5,8%	-
Employees	6.616	5.508	20,1

Financials: Core segments
Continuous improvement

GEA Group

in EUR million	Q2 2007	Q2 2006	in %
Order Intake	1.179,8	957,5	23,2
Order Backlog	2.407,8	1.784,3	34,9
Sales	1.148,1	949,6	20,9
EBIT	95,6	71,9	32,9
EBIT in % of sales	8,3%	7,6%	-
Employees	18.453	15.899	16,1

Financials: Core segments
Continuous improvement in the first half of 2007

GEA Group

	Customized System	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 20,7 %	+ 17,8 %	+ 13,2 %	+ 16,2 %
Order Backlog	+ 26,0 %	+ 28,7 %	+ 38,9 %	+ 34,9 %
Sales	+ 24,8 %	+ 14,1 %	+ 26,3 %	+ 21,6 %
EBIT	+ 41,5 %	+ 42,4 %	+ 48,7 %	+ 44,2 %
EBIT margin	+ 70 bps	+ 220 bps	+ 80 bps	+ 120 bps

Q1 – Q2 2007 compared to Q1 – Q2 2006

Financials: Core segments
Rolling quarterly averages

GEA Group

EUR million


1.300
1.250
1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Order Intake
Sales
EBIT-Margin

Group

Financials: Group
Business performance Q2 2007 (EBIT)

in EUR million	Q2 2007	Q2 2006	in %
Customized Systems	17,8	12,4	43,9
Process Equipment	46,7	35,5	31,8
Process Engineering	31,0	24,1	28,8
Subtotal	95,6	71,9	32,9
Holding	(4,3)	(8,0)	46,8
Other companies / Consolidiation	4,3	5,8	(26,6)
Subtotal	0,0	(2,2)	100,0
Total	95,6	69,7	37,0

Financials: Group

GEA Group

Ongoing operating improvements in the first half of 2007

in EUR million	Q1 - Q2 2007	Q1 -Q2 2006	in %
Order Intake	2.647,6	2.265,3	16,9
Order Backlog	2.482,4	1.820,0	36,4
Sales	2.308,8	1.870,1	23,5
EBIT	159,9	104,9	52,4
Net interest expense	(26,7)	(20,3)	(31,3)
EBT	133,2	84,6	57,5
Taxes	(40,2)	(32,9)	(22,3)
Net income on continuing operations	93,0	51,7	79,9
Net income/loss on discont. operations	(31,7)	(55,7)	43,1
Net income	61,2	(4,0)	> 1.000

Financials: Group

GEA Group

Net position

in EUR million	30. June 2007	31. December 2006	Change
Cash	281	260	21
Securities	4	5	(1)
Bank debt	(646)	(97)	(549)
Net position	(361)	**168**	(528)
Net postion Lurgi and Lentjes	522	324	198
Net position incl Lurgi and Lentjes	161	**492**	(331)

Outlook 2007

GEA Group

- Order intake > 10 %
- Sales > 15 %
- EBIT margin core segments > 60 bps improvement
- Capex > 2,5 % of sales
- Return to dividend
- Improve leverage of the balance sheet

Outlook Mid term targets 2007-2009

GEA Group

- Clearing up portfolio on divisional level
- Increase margin of core segments up to 10 %
- Widen capex to sales to 2,5 / 3,0 %
- Achieving gearing about 50 - 60 % (without pension) i. e. 2 x EBITDA
- Enhancing dividend policies to about 1/3 of net income
- Using share buy back to realize gearing target as far as necessary

Financial calendar

GEA Group

October 31, 2007	Interim Report Q 3
March 13, 2008	Annual Report FY 2007
April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report Q 1
July 31, 2008	Interim Report Q 2
October 31, 2008	Interim Report Q 3

Disclaimer

GEA Group

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.


GEA Group
ENGINEERING EXCELLENCE

Back up

Back up
General Overview - Engineering Excellence

GEA Group

Specialty Mechanical Engineering			Other
Customized Systems	**Process Equipment**	**Process Engineering**	
Air Treatment	Process Equipment	Energy Technology	Bischoff
Refrigeration	Mechanical Separation	Process Engineering	Ruhrzink
	Dairy Farm Systems		Other Companies

Back up
General Overview - Guiding Principles

GEA Group

- Market leadership and focusing
- Technological leadership through outstanding innovation power
- Profitable growth and result-driven operations
- Calculated risks
- Broad growth opportunities of the GEA portfolio

Back up
General Overview - External Growth

GEA Group

- Enough room for investments and acquisitions
- Acquire accretive targets
- Acquire companies, that add to our portfolio and fulfil group requirements
- Excellent track record in integration of acquisitions

Back up
General Overview - Main Topics

GEA Group

- Margin improvement
- Portfolio management
- Widen low cost base
- Improvement leverage

Back up
Sales by region

Sales by region Q1-Q2 2006


9%
23%
6%
13%
5%
14%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

1.870 EUR million

Sales by region Q1-Q2 2007


10%
20%
6%
14%
4%
14%
32%
Germany
EU
North America
South America
Asia
Middle East
Others

2.309 EUR million

+23,5 %

Back up
Employees by region

Employees by region Q2 2006


8%
6%
2%
9%
38%
37%
Germany
EU
North America
South America
Asia
Middle East
Others

16,416 employees

Employees by region Q2 2007


1%
5%
8%
2%
11%
35%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

19,009 employees

+15.8%

Back up
General overview

GEA Group

EUR million	Q1 - Q2 2007	Q1 -Q2 2006	in %
Order Intake	2.647,6	2.265,3	16,9
Order Backlog	2.482,4	1.820,0	36,4
Sales	2.308,8	1.870,1	23,5
EBIT	159,9	104,9	52,4
EBIT-Margin	6,9%	5,6%	-
EPS in EUR*	0,49	0,27	80,1

* on continuing operations

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Customized Systems

GEA Group

in EUR million	Q1 - Q2 2007	Q1 -Q2 2006	in %
Order Intake	523,1	433,5	20,7
Order Backlog	296,8	235,7	26,0
Sales	456,7	366,0	24,8
EBIT	27,0	19,1	41,5
EBIT in % of sales	5,9%	5,2%	-
Employees	5.205	4.324	20,4

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Process Equipment

GEA Group

in EUR million	Q1 - Q2 2007	Q1 -Q2 2006	in %
Order Intake	810,8	688,1	17,8
Order Backlog	501,8	389,9	28,7
Sales	696,0	610,1	14,1
EBIT	78,9	55,4	42,4
EBIT in % of sales	11,3%	9,1%	-
Employees	6.632	6.067	9,3

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Process Engineering

GEA Group

in EUR million	Q1 - Q2 2007	Q1 -Q2 2006	in %
Order Intake	1.108,6	979,5	13,2
Order Backlog	1.609,1	1.158,8	38,9
Sales	930,5	736,5	26,3
EBIT	50,3	33,8	48,7
EBIT in % of sales	5,4%	4,6%	-
Employees	6.616	5.508	20,1

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Core segments

GEA Group

in EUR million	Q1 - Q2 2007	Q1 -Q2 2006	in %
Order Intake	2.442,4	2.101,1	16,2
Order Backlog	2.407,8	1.784,3	34,9
Sales	2.083,1	1.712,6	21,6
EBIT	156,2	108,3	44,2
EBIT in % of sales	7,5%	6,3%	-
Employees	18.453	15.899	16,1

Back up
GEA Group: Q2 2007 (EBIT)

GEA Group

in EUR million	Q1 - Q2 2007	Q1 -Q2 2006	in %
Customized Systems	27,0	19,1	41,5
Process Equipment	78,9	55,4	42,4
Process Engineering	50,3	33,8	48,7
Subtotal	156,2	108,3	44,2
Holding	(9,4)	(12,9)	27,5
Other companies / Consolidiation	13,1	9,6	36,9
Subtotal	3,7	(3,4)	210,2
Total	159,9	104,9	52,4

Back up
GEA Group: Q2 2007

GEA Group

in EUR million	Q2 2007	Q2 2006	in %
Order Intake	1.266,3	1.042,3	21,5
Order Backlog	2.482,4	1.820,0	36,4
Sales	1.253,2	1.033,3	21,3
EBIT	95,6	69,7	37,0
Net interest expense	(14,2)	(10,8)	(31,5)
EBT	**81,4**	58,9	38,1
Taxes	(20,1)	(22,9)	12,5
Net income on continuing operations	61,3	36,0	70,3
Net income/loss on discont. operations	(33,1)	(50,6)	34,7
Net income	**28,2**	(14,6)	292,6

Back up
GEA Group: Income Statement Q1 - Q2 2007

GEA Group

(EUR million)	Q1-Q2 2007	Q1-Q2 2006	Change %
Sales	2.308,8	1.870,1	23,5
Cost of sales	-1.715,5	-1.378,3	-24,5
Gross profit	593,3	**491,8**	**+20,7**
Selling expenses	-212,1	-190,2	-11,5
Adminstrative expenses	-208,0	-186,2	-11,7
Other income	22,9	29,7	-22,8
Other expenses	-36,9	-40,4	+8,7
Earnings before interest and taxes (EBIT)	159,9	**104,9**	**+52,4**
Interest and similar income	6,1	6,5	-5,1
Interest expense and similar charges	-32,8	-26,8	-22,5
Earnings before tax on continuing operations	133,2	**84,6**	**+57,4**
Income taxes	-40,2	-32,9	-22,2
Net income on continuing operations	93,0	**51,7**	**+79,9**
Net loss on discontinued operations	-31,7	**-55,7**	**+43,1**
Net income/loss	61,2	**-4,0**	**> 1.000**

GEA Group: Balance Sheet Q2 2007

GEA Group

Assets (EUR million)	30. June 2007	31. December 2006	Change %
Property, plant and equipment	453,5	404,9	12,0
Goodwill	1.297,9	1.250,8	3,8
Other intangible assets	71,9	41,3	74,2
Other noncurrent assets	127,1	120,1	5,9
Deferred taxes	412,6	431,8	-4,5
Non-current assets	2.363,1	**2.248,9**	**5,1**
Inventories	695,2	531,8	30,7
Trade receivables	1.263,8	1.163,5	8,6
Other current assets	215,8	163,7	31,9
Cash and cash equivalents	281,1	260,1	8,1
Current assets	2.456,0	**2.119,1**	**15,9**
Assets held for sale	810,6	583,5	38,9
Total assets	5.629,7	**4.951,4**	**13,7**

GEA Group: Balance Sheet Q2 2007

GEA Group

Equity and liabilities (EUR million)	30. June 2007	31. December 2006	Change %
Equity	1.316,0	**1.261,5**	**4,5**
Non-current provisions	191,8	287,6	-33,3
Non-current obligations to employees	511,0	509,7	0,3
Non-current finalicial liabilities	16,7	17,6	-5,0
Ohter non-current liabilities	7,3	13,8	-47,3
Deferred taxes	72,3	47,5	52,1
Current provisions	799,1	876,1	-8,8
Current provisions	502,9	487,1	3,2
Current financial liabilities	645,2	89,7	619,5
Ohter current liabilities	1.403,3	1.294,1	8,4
Current liabilities	2.551,5	**1.870,8**	**36,4**
Liabilities related to asset held for sale	961,1	943,0	1,9
Total equity and liabilities	5.629,7	**4.951,4**	**13,7**

Back up
Cash Flow Q2 2007 (1)

GEA Group

(EUR million)	Q1 - Q2 2007	Q1 - Q2 2006
= **Earnings before interest and tax (EBIT)**	159,9	104,9
Depreciation, amortization, impairment and reversal of impairment on nun-current assets	35,4	30,4
Other non-cash income and expenses	-0,4	-0,2
Obligations to employees	-11,6	-7,5
Change in provisions	-1,5	11,2
Gains/losses on disposal of non-current assets	-0,2	-1,8
Change in inventories, incl. unbilled PoC receivables [1]	-49,3	-93,2
Change in trade receivables	-30,0	-13,2
Change in trade payables	-94,4	-21,2
Change in other operating assets and liabilities	-21,7	-2,3
Tax payments	-18,0	-14,6
= **Cash flow from operating activities before discontinued operations**	-31,8	-7,6
Net cash flow from operating activities of discontinued operations	-101,8	-101,3
= **Cash flow from operating activities**	-133,6	-108,8
Proceeds from disposal of non-current assets	3,2	5,3
Cash payments for purchases of property, plant and equipment and intangible assets	-45,8	-28,5
Cash payments for purchases of non-current financial assets	-2,1	-7,1
Interest and dividend income	3,7	5,3
Cash payments for acquisitions	-77,7	-2,9
Proceeds from disposals	0,0	1,2
= **Cash flow from investing activities before discontinued operatins**	-116,6	-26,9

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Cash Flow Q2 2007 (2)

GEA Group

Net cash flow from investment activities of discontinued operatins	-0,9	-11,8
= **Cash flow from investing activities**	-117,7	-38,6
= **Free Cash Flow before discontinued operatins**	-150,4	-34,4
= **Free cash flow**	-251,3	-147,5
Change in financial lease liabilities	-0,8	-0,9
Dividend paid by GEA Group AG for 2005	0,0	-18,8
Cash receipts from finance facilities	538,4	45,1
Cash payments for redemption of finance facilities	-31,6	-29,5
Interest payments	-19,5	-7,6
Net cash from financing activities of discontinued operatins	-205,1	50,9
= **Cash flow from financing activities**	281,5	39,3
Exchange-rate-related and other changes in cash and cash equivalents	-4,7	-4,7
= **Change in unrestricted cash and cash equivalents**	25,4	-112,9
Unrestricted cash and cash equivalents at beginning of year	252,2	424,4
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	0,0	-86,8
= **Unrestricted cash and cash equivalents at balance sheet date**	277,7	224,7
Restricted cash and cash equivalents	3,4	4,6
= **Cash and cash equivalents as reported on the face of the balance sheet**	281,1	229,3

[1] including advance payments

GEA Group

Back up
Rolling development of keyfigures

Average of four quarters

	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007	Q3 2006 to Q2 2007
Order Intake [EUR million]										
CUS	173,8	185,0	183,5	186,0	196,9	196,6	207,5	219,5	228,4	241,9
PEQ	264,3	270,1	292,5	300,3	317,6	329,4	341,5	362,0	375,4	392,7
PEN	344,2	359,1	384,9	385,7	449,3	451,6	475,9	566,0	573,5	598,3
Core segments	**782,2**	**814,2**	**860,9**	**871,9**	**963,8**	**977,6**	**1.024,9**	**1.147,5**	**1.177,3**	**1.232,9**
Sales [EUR million]										
CUS	176,5	176,2	174,0	175,3	180,7	185,5	191,5	206,8	216,2	229,5
PEQ	260,0	263,9	270,9	279,8	288,0	304,2	320,8	343,6	352,0	365,1
PEN	304,0	305,1	321,5	335,9	354,2	382,6	406,4	443,4	468,6	491,9
Core segments	**740,5**	**745,2**	**766,3**	**791,0**	**822,9**	**872,3**	**918,8**	**993,8**	**1.036,8**	**1.086,4**
EBIT [EUR million]										
CUS	12,9	12,2	11,8	11,9	12,2	12,5	12,9	14,2	14,8	16,2
PEQ	29,4	29,9	30,6	31,7	32,3	33,9	36,6	38,5	41,6	44,4
PEN	18,3	18,4	19,2	24,0	24,4	26,2	26,6	27,6	30,0	31,7
Core segments	**60,6**	**60,6**	**61,5**	**67,5**	**69,0**	**72,6**	**76,2**	**80,3**	**86,3**	**92,3**
EBIT-Margin [in %]										
CUS	7,3%	6,9%	6,8%	6,8%	6,8%	6,8%	6,7%	6,9%	6,9%	7,1%
PEQ	11,3%	11,3%	11,3%	11,3%	11,2%	11,1%	11,4%	11,2%	11,8%	12,2%
PEN	6,0%	6,0%	6,0%	7,2%	6,9%	6,8%	6,5%	6,2%	6,4%	6,4%
Core segments	**8,2%**	**8,1%**	**8,0%**	**8,5%**	**8,4%**	**8,3%**	**8,3%**	**8,1%**	**8,3%**	**8,5%**

GEA Group

Back up
Sales, EBIT and EBIT-Margin

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007
CUS	146,5	178,5	175,3	200,8	701,1	168,1	197,8	199,3	261,9	827,1	206,0	250,7
PEQ	239,4	273,3	276,4	330,2	1.119,3	272,2	338,0	342,9	421,5	1.374,6	305,5	390,5
PEN	249,3	300,2	342,8	451,2	1.343,5	322,8	413,8	438,0	599,0	1.773,5	423,6	506,9
Core Segments	635,2	752,0	794,5	982,2	3.163,9	763,1	949,6	980,2	1.282,3	3.975,1	935,0	1.148,1
Group	942,8	1.076,9	1.143,0	1.334,9	4.497,6	1.091,4	1.280,0	1.077,4	1.398,7	4.348,2	1.055,6	1.253,2

EBIT (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007
CUS	5,3	11,0	13,0	18,1	47,4	6,7	12,4	14,4	23,3	56,8	9,2	17,8
PEQ	17,3	29,1	31,2	49,1	126,7	19,9	35,5	42,1	56,5	154,0	32,1	46,7
PEN	8,1	17,1	18,6	52,3	96,1	9,7	24,1	20,3	56,2	110,3	19,2	31,0
Core Segments	30,7	57,2	62,8	119,5	270,2	36,3	72,0	76,8	136,0	321,2	60,6	95,6
Group	15,5	21,5	62,2	110,2	209,4	26,9	56,2	74,5	118,7	298,2	64,3	95,6

EBIT margin (in %)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007
CUS	3,6	6,2	7,4	9,0	6,8	4,0	6,3	7,2	8,9	6,8	4,5	7,1
PEQ	7,2	10,6	11,3	14,9	11,3	7,3	10,5	12,3	13,4	11,3	10,5	12,0
PEN	3,2	5,7	5,4	11,6	7,2	3,0	5,8	4,6	9,4	6,1	4,5	6,1
Core Segments	4,8	7,6	7,9	12,2	8,5	4,8	7,6	7,8	10,6	8,1	6,5	8,3
Group	1,6	2,0	5,4	8,3	4,7	2,5	4,4	6,9	8,5	6,9	6,1	7,6

Analysts' presentation Q1 2007

GEA Group

Conference Call
First Quarter 2007

Bochum, May 9, 2007

Agenda

GEA Group

1. General Overview
2. Discontinued Operations
3. Financials: Core Segments
4. Financials: Group
5. Outlook

General overview
Strong development of business

GEA Group

RECEIVED

EUR million	Q1 2006	Q1 2007	in %
Order Intake	1,223.0	1,381.3	12.9
Order Backlog	1,849.3	2,463.9	33.2
Sales	836.8	1,055.6	26.1
EBIT	35.2	64.3	82.8
EBIT-Margin	4.2%	6.1%	-
EPS in EUR*	0.08	0.17	102.3

* on continuing operations

Discontinued Operations
Status of Lurgi and Lentjes disposal

GEA Group

- **Lurgi sold to Air Liquide S.A. on April, 17 2007**
  - Equity value approx. 550m EUR
  - Closing / deconsolidation: end of Q2 or Q3 2007
  - Subject to approval by antitrust authorities
- **Lentjes sold to A-Tec Industries AG on May, 2 2007**
  - Purchase price 1 EUR
  - Closing / deconsolidation: Q3 or Q4 2007
  - Subject to approval by antitrust authorities

➔ **Up to deconsolidation Lurgi and Lentjes to be reported as discontinued operations**

Core Segments

Financials: Customized Systems
Margin improvement picks up

- **Air Treatment:**
  - continuing growth in the German market
  - Denco successfully integrated
  - new low cost plant to be built in Turkey in 2007
  - New HVAC product line still under management attention
- **Refrigeration:**
  - food industry with stable growth
  - oil, gas and chemical industry ongoing well
  - increase in margin

Financials: Customized Systems
Margin improvement picks up

GEA Group

in EUR million	Q1 2006	Q1 2007	in %
Order Intake	209.0	244.7	17.1
Order Backlog	211.6	267.7	26.5
Sales	168.1	206.0	22.5
EBIT	6.7	9.2	37.3
EBIT in % of sales	4.0%	4.5%	-
Employees	4,260	5,008	17.5

Financials: Process Equipment
Sharp increase in margin

GEA Group

- **Process Equipment:**
  - very positive margin development
  - addition to production capacity in progress
  - availability of special metals (e.g. titanium) still limited
  - strong growth of PHE business
- **Mechanical Separation:**
  - strong demand for biodiesel plants mainly in Europe and America
  - high order intake/sales from marine industry in Asia
  - good order intake from dairy business
  - margin on Q1 2006 level
- **Dairy Farm Systems:**
  - respectable increase in margin
  - growing market in South Eastern Europe
  - acquisition of J. Houle & Fils

Financials: Process Equipment
Sharp increase in margin

GEA Group

in EUR million	Q1 2006	Q1 2007	in %
Order Intake	347.1	400.5	15.4
Order Backlog	391.5	481.4	23.0
Sales	272.2	305.5	12.2
EBIT	19.9	32.1	61.3
EBIT in % of sales	7.3%	10.5%	-
Employees	5,998	6,317	5.3

Financials: Process Engineering
Strong order book

GEA Group

- **Energy Technology:**
  - large order book
  - delayed order intake from process business and power plants due to customers' capacity and planning constraints
  - extension of production capacities in Qatar and China on schedule
- **Process Engineering:**
  - ongoing strong order intake
  - high demand from biofuel and brewery market
  - Huppmann integration on track
  - acquisition of Procomac

Financials: Process Engineering
Strong order book

GEA Group

in EUR million	Q1 2006	Q1 2007	in %
Order Intake	587.4	617.4	5.1
Order Backlog	1,197.0	1,620.5	35.4
Sales	322.8	423.6	31.2
EBIT	9.7	19.2	98.0
EBIT in % of sales	3.0%	4.5%	-
Employees	5,110	6,013	17.7

Financials: Core segments
Margin improvement

GEA Group

in EUR million	Q1 2006	Q1 2007	in %
Order Intake	1,143.5	1,262.6	10.4
Order Backlog	1,800.1	2,369.5	31.6
Sales	763.0	935.0	22.5
EBIT	36.3	60.6	66.7
EBIT in % of sales	4.8%	6.5%	-
Employees	15,368	17,338	12.8

Financials: Core segments
Rolling quarterly averages


EUR million
1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Order Intake
Sales
EBIT-Margin

GEA Group

Group

Financials: Group
Business performance Q1 2007 (EBIT)

GEA Group

in EUR million	Q1 2006	Q1 2007	in %
Customized Systems	6.7	9.2	37.3
Process Equipment	19.9	32.1	61.3
Process Engineering	9.7	19.2	98.0
Subtotal	36.3	60.6	66.7
Holding	(4.9)	(5.1)	(4.1)
Other companies / Consolidation	3.7	8.8	136.4
Subtotal	(1.2)	3.7	420.1
Total	35.2	64.3	82.8

Financials: Group
Ongoing operating improvements Q1 2007

GEA Group

in EUR million	Q1 2006	Q1 2007	in %
Order Intake	1,223.0	1,381.3	12.9
Order Backlog	1,849.3	2,463.9	33.2
Sales	836.8	1,055.6	26.1
EBIT	35.2	64.3	82.8
Net interest expense	(9.5)	(12.5)	(31.1)
EBT	25.6	51.8	102.0
Taxes	(10.0)	(20.1)	(102.1)
Net income on continuing operations	15.7	31.6	102.0
Net income/loss on discont. operations	(5.1)	1.4	126.8
Net income	10.6	33.0	211.7

Outlook
Outlook 2007 and ongoing

GEA Group

Targets	**2007 - 2009**
Sales growth	5-10% per anno > 10% in 2007
Capex	> 2% of sales
EBIT-Margin	
Core Segments	up to 10%
Group	> 8%

Return to dividend in 2007

Financial calendar

GEA Group

August 2, 2007	Interim Report for Q 2
October 31, 2007	Interim Report for Q 3
March 13, 2008	Annual Report for FY 2007
April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report for Q 1
July 31, 2008	Interim Report for Q 2
October 31, 2008	Interim Report for Q 3

Disclaimer

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

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Results of discontinued operations

GEA Group

in EUR million	Q1 2006	Q1 2007	in %
Lurgi	(6.5)	5.8	188.6
Lentjes	(0.7)	(2.3)	(214.9)
Zimmer	(0.5)	-	-
Other	-	(1.3)	-
EBT	(7.8)	2.2	128.6
Taxes	2.7	(0.9)	(132.0)
Net income / loss	(5.1)	1.4	126.8

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Financial effect of Lurgi and Lentjes disposal*

GEA Group

* as if calculation

in EUR million		**Net position**
GEA Group 31st December 2006		492
Lurgi and Lentjes	-	(805)
		(313)
proceeds from Lurgi	+	~ 550
reps & warranties Lurgi and Lentjes	-	
		(100) or better

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GEA Group: Income Statement Q1 2007

GEA Group

Income statement (EUR thousand)	Q1 2007	in % sales	Q1 2006	in % sales
Sales	1,055,617	100.0%	836,836	100.0%
Cost of sales	-784,760	-74.3%	-621,281	-74.2%
Gross profit	**270,857**	**25.7%**	**215,555**	**25.8%**
Selling Expenses	-104,769	-9.9%	-90,758	-10.8%
Administrative expenses	-98,640	-9.3%	-88,775	-10.6%
Other income	15,800	1.5%	16,651	2.0%
Other expenses	-19,097	-1.8%	-17,810	-2.1%
Net income on enterprises reported at equity	41	0.0%	49	0.0%
Other financial income	0	0.0%	275	0.0%
Other financial expenses	0	0.0%	-12	0.0%
Earnings before interest and tax (EBIT)	**64,292**	**6.1%**	**35,176**	**4.2%**
Interest and similar income	2,934	0.3%	4,295	0.5%
Interest expenses and similar charges	-15,438	-1.5%	-13,834	-1.7%
Earnings before tax	**51,788**	**4.9%**	**25,636**	**3.1%**
Income taxes	**-20,146**	**-1.9%**	**-9,969**	**-1.2%**
Net income	**31,642**	**3.0%**	**15,667**	**1.9%**
Net income on continuing operations after minority	**31,654**	**3.0%**	**15,647**	**1.9%**
Net loss on discontinued operations	**1,362**	**0.1%**	**-5,078**	**-0.6%**
Net income / net loss	**33,016**	**3.1%**	**10,569**	**1.3%**

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GEA Group: Balance Sheet Q1 2007

GEA Group

Assets (EUR thousand)	Q1 2007		2006	
Property, plant & equipment	399,090	7.6%	404,927	8.2%
Investment property	60,124	1.2%	56,869	1.1%
Goodwill	1,251,855	24.0%	1,250,763	25.3%
Other intangible assets	41,352	0.8%	41,280	0.8%
Investment in enterprises reported at equity	10,922	0.2%	10,876	0.2%
Other non-current financial assets	51,780	1.0%	52,343	1.1%
Deferred taxes	426,744	8.2%	431,825	8.7%
Non-current assets	**2,241,867**	**42.9%**	**2,248,883**	**45.4%**
Inventories	585,327	11.2%	531,794	10.7%
Trade receivables	1,167,170	22.3%	1,163,512	23.5%
Income tax assets	19,381	0.4%	17,162	0.3%
Other current financial assets	172,007	3.3%	146,501	3.0%
Cash and cash equivalents	208,074	4.0%	260,101	5.3%
Current assets	**2,151,959**	**41.2%**	**2,119,070**	**42.8%**
Assets held for sale	**828,860**	**15.9%**	**583,476**	**11.8%**
Total assets	**5,222,686**	**100.0%**	**4,951,429**	**100.0%**

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GEA Group: Balance Sheet Q1 2007

GEA Group

Equity and liabilities (EUR thousand)	Q1 2007		2006	
Issued capital	496,890	9.5%	496,890	10.0%
Additional paid-in capital	1,077,076	20.6%	1,077,076	21.8%
Retained earnings	-216,133	-4.1%	-249,149	-5.0%
Accumulated other comprehensive income	-9,975	-0.2%	327	0.0%
Treasury shares	-65,263	-1.2%	-65,263	-1.3%
Minority interest	1,329	0.0%	1,582	0.0%
Equity	**1,283,924**	**24.6%**	**1,261,463**	**25.5%**
Non-current provisions	287,383	5.5%	287,576	5.8%
Non-current obligations to employees	508,529	9.7%	509,676	10.3%
Non-current financial liabilities	17,265	0.3%	17,585	0.4%
Other non-current liabilities	9,219	0.2%	13,766	0.3%
Deferred taxes	54,817	1.0%	47,535	1.0%
Non-Current liabilities	**877,213**	**16.8%**	**876,138**	**17.7%**
Current provisions	334,656	6.4%	321,262	6.5%
Current obligations to employees	159,232	3.0%	165,814	3.3%
Current financial liabilities	384,169	7.4%	89,674	1.8%
Trade payables	587,988	11.3%	707,027	14.3%
Income tax liabilities	29,870	0.6%	29,098	0.6%
Other current liabilities	602,431	11.5%	557,964	11.3%
Current liabilities	**2,098,346**	**40.2%**	**1,870,839**	**37.8%**
Liabilities related to assets held for sale	**963,203**	**18.4%**	**942,989**	**19.0%**
Total equity and liabilities	**5,222,686**	**100.0%**	**4,951,429**	**100.0%**

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Cash Flow Q1 2007 (1)

GEA Group

in EUR thousand

		Q1 2007	Q1 2006
	Net income	33,004	10,589
+	Income taxes	20,146	7,019
+	Profit/loss after taxes on discontinued operations	-1,362	8,028
=	Profit/loss before income taxes on continuing operations	51,788	25,636
	Interest net	12,504	9,539
=	**Profit before interest and taxes (EBIT)**	**64,292**	**35,175**
	Write-downs/Write-ups on fixed assets	17,087	15,508
	Other non-cash expenses and income	-41	-324
	Employee benefits	-6,244	-4,540
	Change in provisions	6,065	-5,667
	Profit/loss from the disposal of non-current assets	-178	-1,534
	Change in inventories including POC receivables not yet invoiced [1]	-3,290	-82,344
	Change in trade receivables	7,756	54,301
	Change in trade payables	-128,637	-73,977
	Change in other operating assets and liabilities	-32,281	-4,287
	Taxes paid	-10,315	-10,676
=	**Cash flow from operating activities before DOP influence**	**-85,786**	**-78,365**
	Net cash flow from operating activities of discontinued operations	-32,880	-52,944
=	**Cash flow from operating activities**	**-118,666**	**-131,309**

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Cash Flow Q1 2007 (2)

GEA Group

Proceeds from disposal of non-current assets	2,662	3,810
Purchases of property, plant and equipment and intangible assets	-14,934	-17,312
Purchases of investments	-765	-3,786
Interest and dividend income	3,726	3,979
Payments for acquisition of businesses	0	0
Proceeds from disposal of businesses	0	43
= Cash flow from investing activities before DOP influence	**-11,311**	**-13,266**
Net cash flow from investment activities of discontinued operations	119	158
= Cash flow from investing activities	**-11,192**	**-13,108**
Free Cash Flow before DOP influence	**-97,097**	**-91,631**
Free Cash Flow	**-129,858**	**-144,417**
Change due to financial lease	-376	-463
Cash from raising financial loans	295,494	16,397
Interest payments	-7,407	-3,359
Net cash from financing activities of discontinued operations	-197,233	34,556
= Cash flow from financing activities	**90,478**	**47,131**
Exchange-rate-related and other changes in cash and cash equivalents	-7,756	-2,206
= Change in unrestricted cash and cash equivalents	**-47,136**	**-99,492**
Unrestricted cash and cash equivalents at beginning of year	252,240	424,363
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	0	-86,755
= Unrestricted cash and cash equivalents at balance sheet date	**205,104**	**238,116**
Restricted cash and cash equivalents	2,970	11,401
= Cash and cash equivalents as reportd on the balance sheet	**208,074**	**249,517**

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Rolling development of keyfigures

GEA Group

Average of four quarters	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	[redacted]
Order Intake [EUR million]									
CUS	173.8	185.0	183.5	186.0	196.9	196.6	207.5	219.5	[redacted]
PEQ	264.3	270.1	292.5	300.3	317.6	329.4	341.5	362.0	[redacted]
PEN	344.2	359.1	384.9	385.7	449.3	451.6	475.9	566.0	[redacted]
Core segments	**782.2**	**814.2**	**860.9**	**871.9**	**963.8**	**977.6**	**1,024.9**	**1,147.5**	[redacted]
Sales [EUR million]									
CUS	176.5	176.2	174.0	175.3	180.7	185.5	191.5	206.8	[redacted]
PEQ	260.0	263.9	270.9	279.8	288.0	304.2	320.8	343.6	[redacted]
PEN	304.0	305.1	321.5	335.9	354.2	382.6	406.4	443.4	[redacted]
Core segments	**740.5**	**745.2**	**766.3**	**791.0**	**822.9**	**872.3**	**918.8**	**993.8**	[redacted]
EBIT [EUR million]									
CUS	12.9	12.2	11.8	11.9	12.2	12.5	12.9	14.2	[redacted]
PEQ	29.4	29.9	30.6	31.7	32.3	33.9	36.6	38.5	[redacted]
PEN	18.3	18.4	19.2	24.0	24.4	26.2	26.6	27.6	[redacted]
Core segments	**60.6**	**60.6**	**61.5**	**67.5**	**69.0**	**72.6**	**76.2**	**80.3**	[redacted]
EBIT-Margin [in %]									
CUS	7.3%	6.9%	6.8%	6.8%	6.8%	6.8%	6.7%	6.9%	[redacted]
PEQ	11.3%	11.3%	11.3%	11.3%	11.2%	11.1%	11.4%	11.2%	[redacted]
PEN	6.0%	6.0%	6.0%	7.2%	6.9%	6.8%	6.5%	6.2%	[redacted]
Core segments	**8.2%**	**8.1%**	**8.0%**	**8.5%**	**8.4%**	**8.3%**	**8.3%**	**8.1%**	[redacted]

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Sales, EBIT and EBIT-Margin

GEA Group

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	152.0	179.8	184.0	195.7	711.5	146.5	178.5	175.3	200.8	701.1	168.1	197.8	199.3	261.9	827.1	206.0
PEQ	218.7	257.7	248.7	294.4	1,019.5	239.4	273.3	276.4	330.2	1,119.3	272.2	338.0	342.9	421.5	1,374.6	305.5
PEN	225.0	295.7	277.2	393.7	1,191.6	249.3	300.2	342.8	451.2	1,343.5	322.8	413.8	438.0	599.0	1,773.5	423.6
Core Segments	595.7	733.2	709.9	883.8	2,922.6	635.2	752.0	794.5	982.2	3,163.9	763.1	949.6	980.2	1,282.3	3,975.1	935.0
PLE	251.9	210.0	258.3	259.4	979.6	265.0	286.1	315.2	300.5	1,166.8	266.5	263.0	-	-	[illegible]	-
Group	890.4	985.3	1,000.7	1,182.3	4,058.7	942.8	1,076.9	1,143.0	1,334.9	4,497.6	1,091.4	1,280.0	1,077.4	1,398.7	4,346.2	1,055.6

EBIT (in EUR million)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	6.7	13.7	14.8	17.8	53.0	5.3	11.0	13.0	18.1	47.4	6.7	12.4	14.4	23.3	56.8	9.2
PEQ	11.2	26.9	28.6	44.6	111.3	17.3	29.1	31.2	49.1	126.7	19.9	35.5	42.1	56.5	154.0	32.1
PEN	9.3	16.8	15.4	32.9	74.4	8.1	17.1	18.6	52.3	96.3	9.7	24.1	20.3	56.2	110.3	19.2
Core Segments	27.2	57.4	58.8	95.3	238.7	30.7	57.2	62.8	119.5	270.2	36.3	72.0	76.8	136.0	321.2	60.6
PLE	(5.9)	(23.6)	(0.3)	(17.7)	(47.4)	(5.0)	(24.4)	6.5	12.8	(10.2)	(7.1)	(11.1)	-	-	[illegible]	-
Group	(0.7)	(6.5)	42.6	50.7	86.1	15.5	21.5	62.2	110.2	209.4	26.9	56.2	74.5	118.7	298.2	64.3

EBIT margin (in %)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	4.4	7.6	8.0	9.1	7.4	3.6	6.2	7.4	9.0	6.8	4.0	6.3	7.2	8.9	6.8	4.5
PEQ	5.1	10.4	11.5	15.1	10.9	7.2	10.6	11.3	14.9	11.3	7.3	10.5	12.3	13.4	11.3	10.5
PEN	4.1	5.7	5.6	8.4	6.3	3.2	5.7	5.4	11.6	7.2	3.0	5.8	4.6	9.4	6.7	4.5
Core Segments	4.6	7.8	8.3	10.8	8.2	4.8	7.6	7.9	12.2	8.5	4.8	7.6	7.8	10.6	8.1	6.5
PLE	(2.3)	(11.2)	(0.1)	(6.8)	(4.8)	(1.9)	(8.5)	2.1	4.3	(0.9)	(2.7)	(4.2)	-	-	[illegible]	-
Group	(0.1)	(0.7)	4.3	4.3	2.1	1.6	2.0	5.4	8.3	4.7	2.5	4.4	6.9	8.5	6.9	6.1

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Stategic guiding principles

GEA Group

- Market leadership and focus:
  - Operating units to concentrate on core technologies and
  - to be number 1, 2 or 3 in their respective markets
- Technology leadership through strong innovation culture
- High profit orientation: decentralized operational responsability combined with stringent cost management
- Calculated risk:
  - Active risk management
  - Stability through diversification

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Market Environment

GEA Group

- Constant growth prospects
- Low cyclicality
- Robust markets
- Defensive positions

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Sales by region

GEA Group

Sales by region Q1 2006


10%
23%
6%
12%
4%
15%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

836.8 EUR million

Sales by region Q1 2007


10%
22%
6%
12%
4%
14%
32%
Germany
EU
North America
South America
Asia
Middle East
Others

1,055.6 EUR million

+26.1 %

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Employees by region


Employees by region Q1 2006
6%
6%
2%
10%
38%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

15,879 employees


Employees by region Q1 2007
1%
4%
8%
3%
9%
37%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

17,897 employees

+12.7%

Additional Presentations From Company's Website:

http://www.geagroup.com/en/ir/praesentationen.html

GEA Group

Conference Call
Second Quarter 2007

Bochum, August 2, 2007

Agenda

GEA Group

1. General Overview
2. Discontinued Operations
3. Financials: Core Segments
4. Financials: Group
5. Outlook

General overview

Strong development of business

GEA Group

EUR million	**Q2 2007**	Q2 2006	in %
Order Intake	**1.266,3**	1.042,3	**21,5**
Order Backlog	**2.482,4**	1.820,0	**36,4**
Sales	**1.253,2**	1.033,3	**21,3**
EBIT	**95,6**	69,7	**37,0**
EBIT-Margin	**7,6%**	6,7%	**-**
EPS in EUR*	**0,33**	0,19	**70,5**

* on continuing operations

Discontinued Operations

Status of Lurgi and Lentjes disposal

GEA Group

- **EBT** slightly negativ
- **Lurgi** - closing 20 July 2007
- **Lentjes sold to A-Tec Industries AG on May, 2 2007**
  - Closing expected Q3 or Q4 2007
  - Subject to approval by antitrust authorities

Core Segments

Financials: Customized Systems

Margin improvement picks up

GEA Group

- **Air Treatment:**
  - continuing growth in the West European market
  - Denco successfully integrated
  - new low cost plant in Turkey on schedule
- **Refrigeration:**
  - food as well as oil, gas and chemical industry with stable growth
  - increase in margin
  - Extension of food freezing activities by acquisition of Aerofreeze Systems in Canada

Margin improvement picks up

GEA Group

in EUR million	**Q2 2007**	Q2 2006	in %
Order Intake	**278,3**	224,4	24,0
Order Backlog	**296,8**	235,7	26,0
Sales	**250,7**	197,8	26,7
EBIT	**17,8**	12,4	43,9
EBIT in % of sales	**7,1%**	6,3%	-
Employees	**5.205**	4.324	20,4

Financials: Process Equipment

Sustainable increase in margin

GEA Group

- **Process Equipment:**
  - strong growth of PHE business
  - limited availability of special metals (e.g. titanium)
  - very positive margin development
  - extension of production capacities
- **Mechanical Separation:**
  - good order intake from dairy
  - strong demand for biodiesel plants worldwide
  - high order intake/sales from marine, energy and oilfield industry
- **Dairy Farm Systems:**
  - growing market in Eastern and South Eastern Europe
  - respectable increase in margin
  - integration of J. Houle & Fils

Financials: Process Equipment
Sustainable increase in margin

GEA Group

in EUR million	**Q2 2007**	Q2 2006	in %
Order Intake	**410,3**	341,0	20,3
Order Backlog	**501,8**	389,9	28,7
Sales	**390,5**	338,0	15,5
EBIT	**46,7**	35,5	31,8
EBIT in % of sales	**12,0%**	10,5%	-
Employees	**6.632**	6.067	9,3

Financials: Process Engineering
Strong order book

GEA Group

- **Energy Technology:**
  - delayed order intake due to customers' capacity constraints
  - large order book
  - further extension of production capacities
- **Process Engineering:**
  - continued strong order intake especially in Eastern Europe and China
  - strong performance in the dairy market
  - Huppmann and Procomac integration on track

Financials: Process Engineering
Strong order book

GEA Group

in EUR million	**Q2 2007**	Q2 2006	in %
Order Intake	**491,2**	392,1	25,3
Order Backlog	**1.609,1**	1.158,8	38,9
Sales	**506,9**	413,8	22,5
EBIT	**31,0**	24,1	28,8
EBIT in % of sales	**6,1%**	5,8%	-
Employees	**6.616**	5.508	20,1

Financials: Core segments
Continuous improvement

GEA Group

in EUR million	Q2 2007	Q2 2006	in %
Order Intake	**1.179,8**	957,5	23,2
Order Backlog	**2.407,8**	1.784,3	34,9
Sales	**1.148,1**	949,6	20,9
EBIT	**95,6**	71,9	32,9
EBIT in % of sales	**8,3%**	7,6%	-
Employees	**18.453**	15.899	16,1

Financials: Core segments

Continuous improvement in the first half of 2007

GEA Group

	Customized System	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 20,7 %	+ 17,8 %	+ 13,2 %	+ 16,2 %
Order Backlog	+ 26,0 %	+ 28,7 %	+ 38,9 %	+ 34,9 %
Sales	+ 24,8 %	+ 14,1 %	+ 26,3 %	+ 21,6 %
EBIT	+ 41,5 %	+ 42,4 %	+ 48,7 %	+ 44,2 %
EBIT margin	+ 70 bps	+ 220 bps	+ 80 bps	+ 120 bps

Q1 – Q2 2007 compared to Q1 – Q2 2006

Financials: Core segments

GEA Group

Rolling quarterly averages

EUR million



1.300
1.250
1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Order Intake
Sales
EBIT-Margin

Group

Financials: Group
Business performance Q2 2007 (EBIT)

GEA Group

in EUR million	**Q2 2007**	Q2 2006	in %
Customized Systems	**17,8**	12,4	43,9
Process Equipment	**46,7**	35,5	31,8
Process Engineering	**31,0**	24,1	28,8
Subtotal	**95,6**	71,9	32,9
Holding	**(4,3)**	(8,0)	46,8
Other companies / Consolidiation	**4,3**	5,8	(26,6)
Subtotal	0,0	(2,2)	100,0
Total	**95,6**	69,7	37,0

Financials: Group

GEA Group

Ongoing operating improvements in the first half of 2007

in EUR million	**Q1 - Q2 2007**	Q1 -Q2 2006	in %
Order Intake	**2.647,6**	2.265,3	16,9
Order Backlog	**2.482,4**	1.820,0	36,4
Sales	**2.308,8**	1.870,1	23,5
EBIT	**159,9**	104,9	52,4
Net interest expense	**(26,7)**	(20,3)	(31,3)
EBT	**133,2**	84,6	57,5
Taxes	**(40,2)**	(32,9)	(22,3)
Net income on continuing operations	**93,0**	51,7	79,9
Net income/loss on discont. operations	**(31,7)**	(55,7)	43,1
Net income	**61,2**	(4,0)	> 1.000

Net position

GEA Group

in EUR million	30. June 2007	31. December 2006	Change
Cash	**281**	260	21
Securities	**4**	5	(1)
Bank debt	**(646)**	(97)	(549)
Net position	**(361)**	**168**	(528)
Net postion Lurgi and Lentjes	**522**	324	198
Net position incl Lurgi and Lentjes	**161**	**492**	(331)

Outlook 2007

GEA Group

Order intake > 10 %

Sales > 15 %

EBIT margin core segments > 60 bps improvement

Capex > 2,5 % of sales

Return to dividend

Improve leverage of the balance sheet

Outlook Mid term targets 2007-2009

GEA Group

Clearing up portfolio on divisional level

Increase margin of core segments up to 10 %

Widen capex to sales to 2,5 / 3,0 %

Achieving gearing about 50 - 60 % (without pension), i. e. 2 x EBITDA

Enhancing dividend policies to about 1/3 of net income

Using share buy back to realize gearing target as far as necessary

Financial calendar

GEA Group

October 31, 2007	Interim Report Q 3
March 13, 2008	Annual Report FY 2007
April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report Q 1
July 31, 2008	Interim Report Q 2
October 31, 2008	Interim Report Q 3

Disclaimer

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

GEA Group



GEA Group

ENGINEERING EXCELLENCE

Back up

Back up

General Overview - Engineering Excellence

GEA Group

Specialty Mechanical Engineering			Other
Customized Systems	**Process Equipment**	**Process Engineering**	
Air Treatment	Process Equipment	Energy Technology	Bischoff
Refrigeration	Mechanical Separation	Process Engineering	Ruhrzink
	Dairy Farm Systems		Other Companies

Back up

General Overview - Guiding Principles

GEA Group

Market leadership and focusing

Technological leadership through outstanding innovation power

Profitable growth and result-driven operations

Calculated risks

Broad growth opportunities of the GEA portfolio

General Overview - External Growth

GEA Group

Enough room for investments and acquisitions

Acquire accretive targets

Acquire companies, that add to our portfolio and fulfil group requirements

Excellent track record in integration of acquisitions

General Overview - Main Topics

GEA Group

Margin improvement

Portfolio management

Widen low cost base

Improvement leverage

Back up

Sales by region

Sales by region Q1-Q2 2006


9%
23%
6%
13%
5%
14%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

1.870 EUR million

Sales by region Q1-Q2 2007


10%
20%
6%
14%
4%
14%
32%
Germany
EU
North America
South America
Asia
Middle East
Others

2.309 EUR million

+23,5 %

Back up

Employees by region

GEA Group

Employees by region Q2 2006



8%
6%
2%
9%
38%
37%
Germany
EU
North America
South America
Asia
Middle East
Others

16,416 employees

Employees by region Q2 2007



1%
5%
8%
2%
11%
35%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

19,009 employees

+15.8%

Back up
General overview

GEA Group

EUR million	**Q1 - Q2 2007**	Q1 -Q2 2006	in %
Order Intake	**2.647,6**	2.265,3	**16,9**
Order Backlog	**2.482,4**	1.820,0	**36,4**
Sales	**2.308,8**	1.870,1	**23,5**
EBIT	**159,9**	104,9	**52,4**
EBIT-Margin	**6,9%**	5,6%	**-**
EPS in EUR*	**0,49**	0,27	**80,1**

* on continuing operations

Back up

Customized Systems

GEA Group

in EUR million	**Q1 - Q2 2007**	Q1 -Q2 2006	in %
Order Intake	**523,1**	433,5	20,7
Order Backlog	**296,8**	235,7	26,0
Sales	**456,7**	366,0	24,8
EBIT	**27,0**	19,1	41,5
EBIT in % of sales	**5,9%**	5,2%	-
Employees	**5.205**	4.324	20,4

Back up

Process Equipment

GEA Group

in EUR million	**Q1 - Q2 2007**	Q1 -Q2 2006	in %
Order Intake	**810,8**	688,1	17,8
Order Backlog	**501,8**	389,9	28,7
Sales	**696,0**	610,1	14,1
EBIT	**78,9**	55,4	42,4
EBIT in % of sales	**11,3%**	9,1%	-
Employees	**6.632**	6.067	9,3

Back up

Process Engineering

GEA Group

in EUR million	**Q1 - Q2 2007**	Q1 -Q2 2006	in %
Order Intake	**1.108,6**	979,5	13,2
Order Backlog	**1.609,1**	1.158,8	38,9
Sales	**930,5**	736,5	26,3
EBIT	**50,3**	33,8	48,7
EBIT in % of sales	**5,4%**	4,6%	-
Employees	**6.616**	5.508	20,1

Back up

Core segments

GEA Group

in EUR million	**Q1 - Q2 2007**	Q1 -Q2 2006	in %
Order Intake	**2.442,4**	2.101,1	16,2
Order Backlog	**2.407,8**	1.784,3	34,9
Sales	**2.083,1**	1.712,6	21,6
EBIT	**156,2**	108,3	44,2
EBIT in % of sales	**7,5%**	6,3%	-
Employees	**18.453**	15.899	16,1

GEA Group: Q2 2007 (EBIT)

GEA Group

in EUR million	**Q1 - Q2 2007**	Q1 -Q2 2006	in %
Customized Systems	**27,0**	19,1	41,5
Process Equipment	**78,9**	55,4	42,4
Process Engineering	**50,3**	33,8	48,7
Subtotal	**156,2**	108,3	44,2
Holding	**(9,4)**	(12,9)	27,5
Other companies / Consolidiation	**13,1**	9,6	36,9
Subtotal	3,7	(3,4)	210,2
Total	**159,9**	104,9	52,4

GEA Group: Q2 2007

in EUR million	Q2 2007	Q2 2006	in %
Order Intake	**1.266,3**	1.042,3	21,5
Order Backlog	**2.482,4**	1.820,0	36,4
Sales	**1.253,2**	1.033,3	21,3
EBIT	**95,6**	69,7	37,0
Net interest expense	**(14,2)**	(10,8)	(31,5)
EBT	**81,4**	58,9	38,1
Taxes	**(20,1)**	(22,9)	12,5
Net income on continuing operations	**61,3**	36,0	70,3
Net income/loss on discont. operations	**(33,1)**	(50,6)	34,7
Net income	**28,2**	(14,6)	292,6

Back up

GEA Group: Income Statement Q1 - Q2 2007

GEA Group

(EUR million)	Q1-Q2 2007	Q1-Q2 2006	Change %
Sales	2.308,8	1.870,1	23,5
Cost of sales	-1.715,5	-1.378,3	-24,5
Gross profit	**593,3**	**491,8**	**+20,7**
Selling expenses	-212,1	-190,2	-11,5
Adminstrative expenses	-208,0	-186,2	-11,7
Other income	22,9	29,7	-22,8
Other expenses	-36,9	-40,4	+8,7
Earnings before interest and taxes (EBIT)	**159,9**	**104,9**	**+52,4**
Interest and similar income	6,1	6,5	-5,1
Interest expense and similar charges	-32,8	-26,8	-22,5
Earnings before tax on continuing operations	**133,2**	**84,6**	**+57,4**
Income taxes	**-40,2**	**-32,9**	**-22,2**
Net income on continuing operations	**93,0**	**51,7**	+79,9
Net loss on discontinued operations	**-31,7**	**-55,7**	**+43,1**
Net income/loss	**61,2**	**-4,0**	**> 1.000**

Back up

GEA Group: Balance Sheet Q2 2007

GEA Group

Assets (EUR million)	30. June 2007	31. December 2006	Change %
Property, plant and equipment	453,5	404,9	12,0
Goodwill	1.297,9	1.250,8	3,8
Other intangible assets	71,9	41,3	74,2
Other noncurrent assets	127,1	120,1	5,9
Deferred taxes	412,6	431,8	-4,5
Non-current assets	**2.363,1**	**2.248,9**	**5,1**
Inventories	695,2	531,8	30,7
Trade receivables	1.263,8	1.163,5	8,6
Other current assets	215,8	163,7	31,9
Cash and cash equivalents	281,1	260,1	8,1
Current assets	**2.456,0**	**2.119,1**	**15,9**
Assets held for sale	810,6	583,5	38,9
Total assets	**5.629,7**	**4.951,4**	**13,7**

GEA Group: Balance Sheet Q2 2007

GEA Group

Equity and liabilities (EUR million)	30. June 2007	31. December 2006	Change %
Equity	**1.318,0**	**1.261,5**	**4,5**
Non-current provisions	191,8	287,6	-33,3
Non-current obligations to employees	511,0	509,7	0,3
Non-current finalicial liabilities	16,7	17,6	-5,0
Ohter non-current liabilities	7,3	13,8	-47,3
Deferred taxes	72,3	47,5	52,1
Current provisions	799,1	876,1	-8,8
Current provisions	502,9	487,1	3,2
Current financial liabilities	645,2	89,7	619,5
Ohter current liabilities	1.403,3	1.294,1	8,4
Current liabilities	**2.551,5**	**1.870,8**	**36,4**
Liabilities related to asset held for sale	961,1	943,0	1,9
Total equity and liabilities	**5.629,7**	**4.951,4**	**13,7**

Back up

Cash Flow Q2 2007 (1)

GEA Group

(EUR million)	Q1 - Q2 2007	Q1 - Q2 2006
= Earnings before interest and tax (EBIT)	**159,9**	**104,9**
Depreciation, amortization, impairment and reversal of impairment on nun-current assets	35,4	30,4
Other non-cash income and expenses	-0,4	-0,2
Obligations to employees	-11,6	-7,5
Change in provisions	-1,5	11,2
Gains/losses on disposal of non-current assets	-0,2	-1,8
Change in inventories, incl. unbilled PoC receivables [1]	-49,3	-93,2
Change in trade receivables	-30,0	-13,2
Change in trade payables	-94,4	-21,2
Change in other operating assets and liabilities	-21,7	-2,3
Tax payments	-18,0	-14,6
= Cash flow from operating activities before discontinued operations	**-31,8**	**-7,6**
Net cash flow from operating activities of discontinued operations	-101,8	-101,3
= Cash flow from operating activities	**-133,6**	**-108,8**
Proceeds from disposal of non-current assets	3,2	5,3
Cash payments for purchases of property, plant and equipment and intangible assets	-45,8	-28,5
Cash payments for purchases of non-current financial assets	-2,1	-7,1
Interest and dividend income	3,7	5,3
Cash payments for acquisitions	-77,7	-2,9
Proceeds from disposals	0,0	1,2
= Cash flow from investing activities before discontinued operatins	**-118,6**	**-26,9**

Back up

Cash Flow Q2 2007 (2)

GEA Group

	Net cash flow from investment activities of discontinued operatins	0,9	-11,8
=	**Cash flow from investing activities**	**-117,7**	**-38,6**
=	**Free Cash Flow before discontinued operatins**	**-150,4**	**-34,4**
=	**Free cash flow**	**-251,3**	**-147,5**
	Change in financial lease liabilities	-0,8	-0,9
	Dividend paid by GEA Group AG for 2005	0,0	-18,8
	Cash receipts from finance facilities	538,4	45,1
	Cash payments for redemption of finance facilities	-31,6	-29,5
	Interest payments	-19,5	-7,6
	Net cash from financing activities of discontinued operatins	-205,1	50,9
=	**Cash flow from financing activities**	**281,5**	**39,3**
	Exchange-rate-related and other changes in cash and cash equivalents	-4,7	-4,7
=	**Change in unrestricted cash and cash equivalents**	**25,4**	**-112,9**
	Unrestricted cash and cash equivalents at beginning of year	252,2	424,4
	Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	0,0	-86,8
=	**Unrestricted cash and cash equivalents at balance sheet date**	**277,7**	**224,7**
	Restricted cash and cash equivalents	3,4	4,6
=	**Cash and cash equivalents as reported on the face of the balance sheet**	**281,1**	**229,3**

[1] including advance payments

Rolling development of keyfigures

GEA Group

Average of four quarters

	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007	Q3 2006 to Q2 2007
Order Intake [EUR million]										
CUS	173,8	185,0	183,5	186,0	196,9	196,6	207,5	219,5	228,4	241,9
PEQ	264,3	270,1	292,5	300,3	317,6	329,4	341,5	362,0	375,4	392,7
PEN	344,2	359,1	384,9	385,7	449,3	451,6	475,9	566,0	573,5	598,3
Core segments	**782,2**	**814,2**	**860,9**	**871,9**	**963,8**	**977,6**	**1.024,9**	**1.147,5**	**1.177,3**	**1.232,9**
Sales [EUR million]										
CUS	176,5	176,2	174,0	175,3	180,7	185,5	191,5	206,8	216,2	229,5
PEQ	260,0	263,9	270,9	279,8	288,0	304,2	320,8	343,6	352,0	365,1
PEN	304,0	305,1	321,5	335,9	354,2	382,6	406,4	443,4	468,6	491,9
Core segments	**740,5**	**745,2**	**766,3**	**791,0**	**822,9**	**872,3**	**918,8**	**993,8**	**1.036,8**	**1.086,4**
EBIT [EUR million]										
CUS	12,9	12,2	11,8	11,9	12,2	12,5	12,9	14,2	14,8	16,2
PEQ	29,4	29,9	30,6	31,7	32,3	33,9	36,6	38,5	41,6	44,4
PEN	18,3	18,4	19,2	24,0	24,4	26,2	26,6	27,6	30,0	31,7
Core segments	**60,6**	**60,6**	**61,5**	**67,5**	**69,0**	**72,6**	**76,2**	**80,3**	**86,3**	**92,3**
EBIT-Margin [in %]										
CUS	7,3%	6,9%	6,8%	6,8%	6,8%	6,8%	6,7%	6,9%	6,9%	7,1%
PEQ	11,3%	11,3%	11,3%	11,3%	11,2%	11,1%	11,4%	11,2%	11,8%	12,2%
PEN	6,0%	6,0%	6,0%	7,2%	6,9%	6,8%	6,5%	6,2%	6,4%	6,4%
Core segments	**8,2%**	**8,1%**	**8,0%**	**8,5%**	**8,4%**	**8,3%**	**8,3%**	**8,1%**	**8,3%**	**8,5%**

Sales, EBIT and EBIT-Margin

GEA Group

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007
CUS	146,5	178,5	175,3	200,8	701,1	168,1	197,8	199,3	261,9	827,1	206,0	250,7
PEQ	239,4	273,3	276,4	330,2	1.119,3	272,2	338,0	342,9	421,5	1.374,6	305,5	390,5
PEN	249,3	300,2	342,8	451,2	1.343,5	322,8	413,8	438,0	599,0	1.773,5	423,6	506,9
Core Segments	635,2	752,0	794,5	982,2	3.163,9	763,1	949,6	980,2	1.282,3	3.975,1	935,0	1.148,1
Group	942,8	1.076,9	1.143,0	1.334,9	4.497,6	1.091,4	1.280,0	1.077,4	1.398,7	4.346,2	1.055,6	1.253,2

EBIT (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007
CUS	5,3	11,0	13,0	18,1	47,4	6,7	12,4	14,4	23,3	56,8	9,2	17,8
PEQ	17,3	29,1	31,2	49,1	126,7	19,9	35,5	42,1	56,5	154,0	32,1	46,7
PEN	8,1	17,1	18,6	52,3	96,1	9,7	24,1	20,3	56,2	110,3	19,2	31,0
Core Segments	30,7	57,2	62,8	119,5	270,2	36,3	72,0	76,8	136,0	321,2	60,6	95,6
Group	15,5	21,5	62,2	110,2	209,4	26,9	56,2	74,5	118,7	298,2	64,3	95,6

EBIT margin (in %)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007
CUS	3,6	6,2	7,4	9,0	6,8	4,0	6,3	7,2	8,9	6,8	4,5	7,1
PEQ	7,2	10,6	11,3	14,9	11,3	7,3	10,5	12,3	13,4	11,3	10,5	12,0
PEN	3,2	5,7	5,4	11,6	7,2	3,0	5,8	4,6	9,4	6,1	4,5	6,1
Core Segments	4,8	7,6	7,9	12,2	8,5	4,8	7,6	7,8	10,6	8,1	6,5	8,3
Group	1,6	2,0	5,4	8,3	4,7	2,5	4,4	6,9	8,5	6,9	6,1	7,6

GEA Group

Conference Call

First Quarter 2007

Bochum, May 9, 2007

Agenda

GEA Group

1. General Overview
2. Discontinued Operations
3. Financials: Core Segments
4. Financials: Group
5. Outlook

Strong development of business

GEA Group

EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	1,223.0	**1,381.3**	**12.9**
Order Backlog	1,849.3	**2,463.9**	**33.2**
Sales	836.8	**1,055.6**	**26.1**
EBIT	35.2	**64.3**	**82.8**
EBIT-Margin	4.2%	**6.1%**	**-**
EPS in EUR*	0.08	**0.17**	**102.3**

* on continuing operations

Status of Lurgi and Lentjes disposal

- **Lurgi sold to Air Liquide S.A. on April, 17 2007**
  - Equity value approx. 550m EUR
  - Closing / deconsolidation: end of Q2 or Q3 2007
  - Subject to approval by antitrust authorities
- **Lentjes sold to A-Tec Industries AG on May, 2 2007**
  - Purchase price 1 EUR
  - Closing / deconsolidation: Q3 or Q4 2007
  - Subject to approval by antitrust authorities

➔ **Up to deconsolidation Lurgi and Lentjes to be reported as discontinued operations**

Core Segments

Financials: Customized Systems

GEA Group

Margin improvement picks up

- **Air Treatment:**
  - continuing growth in the German market
  - Denco successfully integrated
  - new low cost plant to be built in Turkey in 2007
  - New HVAC product line still under management attention
- **Refrigeration:**
  - food industry with stable growth
  - oil, gas and chemical industry ongoing well
  - increase in margin

Financials: Customized Systems

Margin improvement picks up

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	209.0	**244.7**	17.1
Order Backlog	211.6	**267.7**	26.5
Sales	168.1	**206.0**	22.5
EBIT	6.7	**9.2**	37.3
EBIT in % of sales	4.0%	**4.5%**	-
Employees	4,260	**5,008**	17.5

Financials: Process Equipment
Sharp increase in margin

GEA Group

- **Process Equipment:**
  - very positive margin development
  - addition to production capacity in progress
  - availability of special metals (e.g. titanium) still limited
  - strong growth of PHE business

- **Mechanical Separation:**
  - strong demand for biodiesel plants mainly in Europe and America
  - high order intake/sales from marine industry in Asia
  - good order intake from dairy business
  - margin on Q1 2006 level

- **Dairy Farm Systems:**
  - respectable increase in margin
  - growing market in South Eastern Europe
  - *acquisition of J. Houle & Fils*

Financials: Process Equipment
Sharp increase in margin

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	347.1	**400.5**	15.4
Order Backlog	391.5	**481.4**	23.0
Sales	272.2	**305.5**	12.2
EBIT	19.9	**32.1**	61.3
EBIT in % of sales	7.3%	**10.5%**	-
Employees	5,998	**6,317**	5.3

Financials: Process Engineering
Strong order book

GEA Group

- **Energy Technology:**
  - large order book
  - delayed order intake from process business and power plants due to customers' capacity and planning constraints
  - extension of production capacities in Qatar and China on schedule
- **Process Engineering:**
  - ongoing strong order intake
  - high demand from biofuel and brewery market
  - Huppmann integration on track
  - acquisition of Procomac

Financials: Process Engineering
Strong order book

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	587.4	**617.4**	5.1
Order Backlog	1,197.0	**1,620.5**	35.4
Sales	322.8	**423.6**	31.2
EBIT	9.7	**19.2**	98.0
EBIT in % of sales	3.0%	**4.5%**	-
Employees	5,110	**6,013**	17.7

Financials: Core segments
Margin improvement

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	1,143.5	**1,262.6**	10.4
Order Backlog	1,800.1	**2,369.5**	31.6
Sales	763.0	**935.0**	22.5
EBIT	36.3	**60.6**	66.7
EBIT in % of sales	4.8%	**6.5%**	-
Employees	15,368	**17,338**	12.8

Financials: Core segments

Rolling quarterly averages



EUR million
1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Order Intake
Sales
EBIT-Margin

Group

Business performance Q1 2007 (EBIT)

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Customized Systems	6.7	**9.2**	37.3
Process Equipment	19.9	**32.1**	61.3
Process Engineering	9.7	**19.2**	98.0
Subtotal	36.3	**60.6**	66.7
Holding	(4.9)	**(5.1)**	(4.1)
Other companies / Consolidation	3.7	**8.8**	136.4
Subtotal	(1.2)	**3.7**	420.1
Total	35.2	**64.3**	82.8

Ongoing operating improvements Q1 2007

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	1,223.0	**1,381.3**	12.9
Order Backlog	1,849.3	**2,463.9**	33.2
Sales	836.8	**1,055.6**	26.1
EBIT	35.2	**64.3**	82.8
Net interest expense	(9.5)	**(12.5)**	(31.1)
EBT	25.6	**51.8**	102.0
Taxes	(10.0)	**(20.1)**	(102.1)
Net income on continuing operations	15.7	**31.6**	102.0
Net income/loss on discont. operations	(5.1)	**1.4**	126.8
Net income	10.6	**33.0**	211.7

GEA Group

Outlook 2007 and ongoing

Targets	2007 - 2009
Sales growth	5-10% per anno > 10% in 2007
Capex	> 2% of sales
EBIT-Margin	
Core Segments	up to 10%
Group	> 8%

Return to dividend in 2007

Financial calendar

GEA Group

August 2, 2007	Interim Report for Q 2
October 31, 2007	Interim Report for Q 3
March 13, 2008	Annual Report for FY 2007
April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report for Q 1
July 31, 2008	Interim Report for Q 2
October 31, 2008	Interim Report for Q 3

Disclaimer

GEA Group

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

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Results of discontinued operations

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Lurgi	(6.5)	**5.8**	188.6
Lentjes	(0.7)	**(2.3)**	(214.9)
Zimmer	(0.5)	-	-
Other	-	**(1.3)**	-
EBT	(7.8)	**2.2**	128.6
Taxes	2.7	**(0.9)**	(132.0)
Net income / loss	(5.1)	**1.4**	126.8

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Financial effect of Lurgi and Lentjes disposal*

GEA Group

* as if calculation

in EUR million		Net position
GEA Group 31st December 2006		492
Lurgi and Lentjes	-	(805)
		(313)
proceeds from Lurgi	+	~ 550
reps & warranties Lurgi and Lentjes	-	**(100) or better**

GEA Group: Income Statement Q1 2007

GEA Group

Income statement (EUR thousand)	Q1 2007	in % sales	Q1 2006	in % sales
Sales	1,055,617	100.0%	836,836	100.0%
Cost of sales	-784,760	-74.3%	-621,281	-74.2%
Gross profit	**270,857**	**25.7%**	**215,555**	**25.8%**
Selling Expenses	-104,769	-9.9%	-90,758	-10.8%
Administrative expenses	-98,540	-9.3%	-88,775	-10.6%
Other income	15,800	1.5%	16,651	2.0%
Other expenses	-19,097	-1.8%	-17,810	-2.1%
Net income on enterprises reported at equity	41	0.0%	49	0.0%
Other financial income	0	0.0%	275	0.0%
Other financial expenses	0	0.0%	-12	0.0%
Earnings before interest and tax (EBIT)	**64,292**	**6.1%**	**35,175**	**4.2%**
Interest and similar income	2,934	0.3%	4,295	0.5%
Interest expenses and similar charges	-15,438	-1.5%	-13,834	-1.7%
Earnings before tax	**51,788**	**4.9%**	**25,636**	**3.1%**
Income taxes	-20,146	-1.9%	-9,969	-1.2%
Net income	**31,642**	**3.0%**	**15,667**	**1.9%**
Net income on continuing operations after minority	**31,654**	**3.0%**	**15,647**	**1.9%**
Net loss on discontinued operations	**1,362**	**0.1%**	**-5,078**	**-0.6%**
Net income / net loss	**33,016**	**3.1%**	**10,569**	**1.3%**

GEA Group: Balance Sheet Q1 2007

GEA Group

Assets (EUR thousand)	Q1 2007		2006	
Property, plant & equipment	399,090	7.6%	404,927	8.2%
Investment property	60,124	1.2%	56,869	1.1%
Goodwill	1,251,855	24.0%	1,250,763	25.3%
Other intangible assets	41,352	0.8%	41,280	0.8%
Investment in enterprises reported at equity	10,922	0.2%	10,876	0.2%
Other non-current financial assets	51,780	1.0%	52,343	1.1%
Deferred taxes	426,744	8.2%	431,825	8.7%
Non-current assets	**2,241,867**	**42.9%**	**2,248,883**	**45.4%**
Inventories	585,327	11.2%	531,794	10.7%
Trade receivables	1,167,170	22.3%	1,163,512	23.5%
Income tax assets	19,381	0.4%	17,162	0.3%
Other current financial assets	172,007	3.3%	146,501	3.0%
Cash and cash equivalents	208,074	4.0%	260,101	5.3%
Current assets	**2,151,959**	**41.2%**	**2,119,070**	**42.8%**
Assets held for sale	**828,860**	**15.9%**	**583,476**	**11.8%**
Total assets	**5,222,686**	**100.0%**	**4,951,429**	**100.0%**

GEA Group: Balance Sheet Q1 2007

GEA Group

Equity and liabilities (EUR thousand)	Q1 2007		2006	
Issued capital	496,890	9.5%	496,890	10.0%
Additional paid-in capital	1,077,076	20.6%	1,077,076	21.8%
Retained earnings	-216,133	-4.1%	-249,149	-5.0%
Accumulated other comprehensive income	-9,975	-0.2%	327	0.0%
Treasury shares	-65,263	-1.2%	-65,263	-1.3%
Minority interest	1,329	0.0%	1,582	0.0%
Equity	**1,283,924**	**24.6%**	**1,261,463**	**25.5%**
Non-current provisions	287,383	5.5%	287,576	5.8%
Non-current obligations to employees	508,529	9.7%	509,676	10.3%
Non-current financial liabilities	17,265	0.3%	17,585	0.4%
Other non-current liabilities	9,219	0.2%	13,766	0.3%
Deferred taxes	54,817	1.0%	47,535	1.0%
Non-Current liabilities	**877,213**	**16.8%**	**876,138**	**17.7%**
Current provisions	334,656	6.4%	321,262	6.5%
Current obligations to employees	159,232	3.0%	165,814	3.3%
Current financial liabilities	384,169	7.4%	89,674	1.8%
Trade payables	587,988	11.3%	707,027	14.3%
Income tax liabilities	29,870	0.6%	29,098	0.6%
Other current liabilities	602,431	11.5%	557,964	11.3%
Current liabilities	**2,098,346**	**40.2%**	**1,870,839**	**37.8%**
Liabilities related to assets held for sale	**963,203**	**18.4%**	**942,989**	**19.0%**
Total equity and liabilities	**5,222,686**	**100.0%**	**4,951,429**	**100.0%**

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Cash Flow Q1 2007 (1)

GEA Group

in EUR thousand

		Q1 2007	Q1 2006
	Net Income	33,004	10,589
+	Income taxes	20,146	7,019
+	Profit/loss after taxes on discontinued operations	-1,362	8,028
=	Profit/loss before income taxes on continuing operations	51,788	25,636
	Interest net	12,504	9,539
=	**Profit before interest and taxes (EBIT)**	**64,292**	**35,175**
	Write-downs/Write-ups on fixed assets	17,087	15,508
	Other non-cash expenses and income	-41	-324
	Employee benefits	-6,244	-4,540
	Change in provisions	6,065	-5,667
	Profit/loss from the disposal of non-current assets	-178	-1,534
	Change in inventories including POC receivables not yet invoiced [1)]	-3,290	-82,344
	Change in trade receivables	7,756	54,301
	Change in trade payables	-128,637	-73,977
	Change in other operating assets and liabilities	-32,281	-4,287
	Taxes paid	-10,315	-10,676
=	**Cash flow from operating activities before DOP influence**	**-85,786**	**-78,365**
	Net cash flow from operating activities of discontinued operations	-32,880	-52,944
=	**Cash flow from operating activities**	**-118,666**	**-131,309**

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Cash Flow Q1 2007 (2)

GEA Group

	Proceeds from disposal of non-current assets	2,662	3,810
	Purchases of property, plant and equipment and intangible assets	-14,934	-17,312
	Purchases of investments	-765	-3,786
	Interest and dividend income	1,726	3,979
	Payments for acquisition of businesses	0	0
	Proceeds from disposal of businesses	0	43
=	**Cash flow from investing activities before DOP influence**	**-11,311**	**-13,266**
	Net cash flow from investment activities of discontinued operations	119	158
=	**Cash flow from investing activities**	**-11,192**	**-13,108**
	Free Cash Flow before DOP influence	**-97,097**	**-91,631**
	Free Cash Flow	**-129,858**	**-144,417**
	Change due to financial lease	-376	-463
	Cash from raising financial loans	295,494	16,397
	Interest payments	-7,407	-3,359
	Net cash from financing activities of discontinued operations	-197,233	34,556
=	**Cash flow from financing activities**	**90,478**	**47,131**
	Exchange-rate-related and other changes in cash and cash equivalents	-7,756	-2,206
=	**Change in unrestricted cash and cash equivalents**	**-47,136**	**-99,492**
	Unrestricted cash and cash equivalents at beginning of year	252,240	424,363
	Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	0	-86,755
=	**Unrestricted cash and cash equivalents at balance sheet date**	**205,104**	**238,116**
	Restricted cash and cash equivalents	2,970	11,401
=	**Cash and cash equivalents as reportd on the balance sheet**	**208,074**	**249,517**

Rolling development of keyfigures

GEA Group

Average of four quarters	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007
Order Intake [EUR million]									
CUS	173.8	185.0	183.5	186.0	196.9	196.6	207.5	219.5	228.4
PEQ	264.3	270.1	292.5	300.3	317.6	329.4	341.5	362.0	375.4
PEN	344.2	359.1	384.9	385.7	449.3	451.6	475.9	566.0	573.5
Core segments	**782.2**	**814.2**	**860.9**	**871.9**	**963.8**	**977.6**	**1,024.9**	**1,147.5**	**1,177.3**
Sales [EUR million]									
CUS	176.5	176.2	174.0	175.3	180.7	185.5	191.5	206.8	216.2
PEQ	260.0	263.9	270.9	279.8	288.0	304.2	320.8	343.6	352.0
PEN	304.0	305.1	321.5	335.9	354.2	382.6	406.4	443.4	468.6
Core segments	**740.5**	**745.2**	**766.3**	**791.0**	**822.9**	**872.3**	**918.8**	**993.8**	**1,036.8**
EBIT [EUR million]									
CUS	12.9	12.2	11.8	11.9	12.2	12.5	12.9	14.2	14.8
PEQ	29.4	29.9	30.6	31.7	32.3	33.9	36.6	38.5	41.6
PEN	18.3	18.4	19.2	24.0	24.4	26.2	26.6	27.6	30.0
Core segments	**60.6**	**60.6**	**61.5**	**67.5**	**69.0**	**72.6**	**76.2**	**80.3**	**86.3**
EBIT-Margin [in %]									
CUS	7.3%	6.9%	6.8%	6.8%	6.8%	6.8%	6.7%	6.9%	6.9%
PEQ	11.3%	11.3%	11.3%	11.3%	11.2%	11.1%	11.4%	11.2%	11.8%
PEN	6.0%	6.0%	6.0%	7.2%	6.9%	6.8%	6.5%	6.2%	6.4%
Core segments	**8.2%**	**8.1%**	**8.0%**	**8.5%**	**8.4%**	**8.3%**	**8.3%**	**8.1%**	**8.3%**

Back up

Sales, EBIT and EBIT-Margin

GEA Group

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	152.0	179.8	184.0	195.7	711.5	146.5	178.5	175.3	200.8	701.1	168.1	197.8	199.3	261.9	827.1	206.0
PEQ	218.7	257.7	248.7	294.4	1,019.5	239.4	273.3	276.4	330.2	1,119.3	272.2	338.0	342.9	421.5	1,374.6	305.5
PEN	225.0	295.7	277.2	393.7	1,191.6	249.3	300.2	342.8	451.2	1,343.5	322.8	413.8	438.0	599.0	1,773.5	423.6
Core Segments	595.7	733.2	709.9	883.8	2,922.6	635.2	752.0	794.5	982.2	3,163.9	763.1	949.6	980.2	1,282.3	3,975.1	935.0
PLE	251.9	210.0	258.3	259.4	979.6	265.0	286.1	315.2	300.5	1,166.8	266.5	263.0	-	-	-	-
Group	890.4	985.3	1,000.7	1,182.3	4,058.7	942.8	1,076.9	1,143.0	1,334.9	4,497.6	1,091.4	1,280.0	1,077.4	1,398.7	4,346.2	1,055.6

EBIT (in EUR million)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	6.7	13.7	14.8	17.8	53.0	5.3	11.0	13.0	18.1	47.4	6.7	12.4	14.4	23.3	56.8	9.2
PEQ	11.2	26.9	28.6	44.6	111.3	17.3	29.1	31.2	49.1	126.7	19.9	35.5	42.1	56.5	154.0	32.1
PEN	9.3	16.8	15.4	32.9	74.4	8.1	17.1	18.6	52.3	96.1	9.7	24.1	20.3	56.2	110.3	19.2
Core Segments	27.2	57.4	58.8	95.3	238.7	30.7	57.2	62.8	119.5	270.2	36.3	72.0	76.8	136.0	321.2	60.6
PLE	(5.9)	(23.6)	(0.3)	(17.7)	(47.4)	(5.0)	(24.4)	6.5	12.8	(10.2)	(7.1)	(11.1)	-	-	-	-
Group	(0.7)	(6.5)	42.6	50.7	86.1	15.5	21.5	62.2	110.2	209.4	26.9	56.2	74.5	118.7	298.2	64.3

EBIT margin (in %)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	4.4	7.6	8.0	9.1	7.4	3.6	6.2	7.4	9.0	6.8	4.0	6.3	7.2	8.9	6.8	4.5
PEQ	5.1	10.4	11.5	15.1	10.9	7.2	10.6	11.3	14.9	11.3	7.3	10.5	12.3	13.4	11.3	10.5
PEN	4.1	5.7	5.6	8.4	6.3	3.2	5.7	5.4	11.6	7.2	3.0	5.8	4.6	9.4	6.1	4.5
Core Segments	4.6	7.8	8.3	10.8	8.2	4.8	7.6	7.9	12.2	8.5	4.8	7.6	7.8	10.6	8.1	6.5
PLE	(2.3)	(11.2)	(0.1)	(6.8)	(4.8)	(1.9)	(8.5)	2.1	4.3	(0.9)	(2.7)	(4.2)	-	-		-
Group	(0.1)	(0.7)	4.3	4.3	2.1	1.6	2.0	5.4	8.3	4.7	2.5	4.4	6.9	8.5	6.9	6.1

GEA Group

Stategic guiding principles

- Market leadership and focus:
  - Operating units to concentrate on core technologies and
  - to be number 1, 2 or 3 in their respective markets
- Technology leadership through strong innovation culture
- High profit orientation: decentralized operational responsability combined with stringent cost management
- Calculated risk:
  - Active risk management
  - Stability through diversification

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Market Environment

GEA Group

- Constant growth prospects
- Low cyclicality
- Robust markets
- Defensive positions

Sales by region

Sales by region Q1 2006


10%
23%
6%
12%
4%
15%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

836.8 EUR million

Sales by region Q1 2007


10%
22%
6%
12%
4%
14%
32%
Germany
EU
North America
South America
Asia
Middle East
Others

1,055.6 EUR million

+26.1 %

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Employees by region

GEA Group



Employees by region Q1 2006
6%
6%
2%
10%
38%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

15,879 employees



Employees by region Q1 2007
1%
4%
8%
3%
9%
37%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

17,897 employees

+12.7%

GEA Group

Conference Call

First Quarter 2007

Bochum, May 9, 2007

Agenda

1. General Overview
2. Discontinued Operations
3. Financials: Core Segments
4. Financials: Group
5. Outlook

Strong development of business

GEA Group

EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	1,223.0	**1,381.3**	**12.9**
Order Backlog	1,849.3	**2,463.9**	**33.2**
Sales	836.8	**1,055.6**	**26.1**
EBIT	35.2	**64.3**	**82.8**
EBIT-Margin	4.2%	**6.1%**	**-**
EPS in EUR*	0.08	**0.17**	**102.3**

* on continuing operations

Discontinued Operations

Status of Lurgi and Lentjes disposal

GEA Group

- **Lurgi sold to Air Liquide S.A. on April, 17 2007**
  - Equity value approx. 550m EUR
  - Closing / deconsolidation: end of Q2 or Q3 2007
  - Subject to approval by antitrust authorities
- **Lentjes sold to A-Tec Industries AG on May, 2 2007**
  - Purchase price 1 EUR
  - Closing / deconsolidation: Q3 or Q4 2007
  - Subject to approval by antitrust authorities

➔ **Up to deconsolidation Lurgi and Lentjes to be reported as discontinued operations**

Core Segments

Financials: Customized Systems

Margin improvement picks up

GEA Group

- **Air Treatment:**
  - continuing growth in the German market
  - Denco successfully integrated
  - new low cost plant to be built in Turkey in 2007
  - New HVAC product line still under management attention
- **Refrigeration:**
  - food industry with stable growth
  - oil, gas and chemical industry ongoing well
  - increase in margin

Financials: Customized Systems

Margin improvement picks up

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	209.0	**244.7**	17.1
Order Backlog	211.6	**267.7**	26.5
Sales	168.1	**206.0**	22.5
EBIT	6.7	**9.2**	37.3
EBIT in % of sales	4.0%	**4.5%**	-
Employees	4,260	**5,008**	17.5

Financials: Process Equipment
Sharp increase in margin

GEA Group

- **Process Equipment:**
  - very positive margin development
  - addition to production capacity in progress
  - availability of special metals (e.g. titanium) still limited
  - strong growth of PHE business
- **Mechanical Separation:**
  - strong demand for biodiesel plants mainly in Europe and America
  - high order intake/sales from marine industry in Asia
  - good order intake from dairy business
  - margin on Q1 2006 level
- **Dairy Farm Systems:**
  - respectable increase in margin
  - growing market in South Eastern Europe
  - acquisition of J. Houle & Fils

Financials: Process Equipment
Sharp increase in margin

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	347.1	**400.5**	15.4
Order Backlog	391.5	**481.4**	23.0
Sales	272.2	**305.5**	12.2
EBIT	19.9	**32.1**	61.3
EBIT in % of sales	7.3%	**10.5%**	-
Employees	5,998	**6,317**	5.3

Financials: Process Engineering
Strong order book

GEA Group

- **Energy Technology:**
  - large order book
  - delayed order intake from process business and power plants due to customers' capacity and planning constraints
  - extension of production capacities in Qatar and China on schedule

- **Process Engineering:**
  - ongoing strong order intake
  - high demand from biofuel and brewery market
  - Huppmann integration on track
  - acquisition of Procomac

Financials: Process Engineering

Strong order book

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	587.4	**617.4**	5.1
Order Backlog	1,197.0	**1,620.5**	35.4
Sales	322.8	**423.6**	31.2
EBIT	9.7	**19.2**	98.0
EBIT in % of sales	3.0%	**4.5%**	-
Employees	5,110	**6,013**	17.7

Financials: Core segments
Margin improvement

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	1,143.5	**1,262.6**	10.4
Order Backlog	1,800.1	**2,369.5**	31.6
Sales	763.0	**935.0**	22.5
EBIT	36.3	**60.6**	66.7
EBIT in % of sales	4.8%	**6.5%**	-
Employees	15,368	**17,338**	12.8

Financials: Core segments
Rolling quarterly averages

GEA Group

EUR million



1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Order Intake
Sales
EBIT-Margin

Group

Financials: Group

Business performance Q1 2007 (EBIT)

GEA Group

in EUR million	Q1 2006	Q1 2007	in %
Customized Systems	6.7	**9.2**	37.3
Process Equipment	19.9	**32.1**	61.3
Process Engineering	9.7	**19.2**	98.0
Subtotal	36.3	**60.6**	66.7
Holding	(4.9)	**(5.1)**	(4.1)
Other companies / Consolidation	3.7	**8.8**	136.4
Subtotal	(1.2)	**3.7**	420.1
Total	35.2	**64.3**	82.8

Ongoing operating improvements Q1 2007

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	1,223.0	**1,381.3**	12.9
Order Backlog	1,849.3	**2,463.9**	33.2
Sales	836.8	**1,055.6**	26.1
EBIT	35.2	**64.3**	82.8
Net interest expense	(9.5)	**(12.5)**	(31.1)
EBT	25.6	**51.8**	102.0
Taxes	(10.0)	**(20.1)**	(102.1)
Net income on continuing operations	15.7	**31.6**	102.0
Net income/loss on discont. operations	(5.1)	**1.4**	126.8
Net income	10.6	**33.0**	211.7

Outlook 2007 and ongoing

GEA Group

Targets	2007 - 2009
Sales growth	5-10% per anno > 10% in 2007
Capex	> 2% of sales
EBIT-Margin	
Core Segments	up to 10%
Group	> 8%

Return to dividend in 2007

Financial calendar

GEA Group

August 2, 2007	Interim Report for Q 2
October 31, 2007	Interim Report for Q 3
March 13, 2008	Annual Report for FY 2007
April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report for Q 1
July 31, 2008	Interim Report for Q 2
October 31, 2008	Interim Report for Q 3

Disclaimer

GEA Group

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

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Results of discontinued operations

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Lurgi	(6.5)	**5.8**	188.6
Lentjes	(0.7)	**(2.3)**	(214.9)
Zimmer	(0.5)	**-**	-
Other	-	**(1.3)**	-
EBT	(7.8)	**2.2**	128.6
Taxes	2.7	**(0.9)**	(132.0)
Net income / loss	(5.1)	**1.4**	126.8

Financial effect of Lurgi and Lentjes disposal*

GEA Group

* as if calculation

in EUR million		Net position
GEA Group 31st December 2006		492
Lurgi and Lentjes	-	(805)
		(313)
proceeds from Lurgi	+	~ 550
reps & warranties Lurgi and Lentjes	-	
		(100) or better

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GEA Group: Income Statement Q1 2007

GEA Group

Income statement (EUR thousand)	Q1 2007	in % sales	Q1 2006	in % sales
Sales	1,055,617	100.0%	836,836	100.0%
Cost of sales	-784,760	-74.3%	-621,281	-74.2%
Gross profit	**270,857**	**25.7%**	**215,555**	**25.8%**
Selling Expenses	-104,769	-9.9%	-90,758	-10.8%
Administrative expenses	-98,540	-9.3%	-88,775	-10.6%
Other income	15,800	1.5%	16,651	2.0%
Other expenses	-19,097	-1.8%	-17,810	-2.1%
Net income on enterprises reported at equity	41	0.0%	49	0.0%
Other financial income	0	0.0%	275	0.0%
Other financial expenses	0	0.0%	-12	0.0%
Earnings before interest and tax (EBIT)	**64,292**	**6.1%**	**35,175**	**4.2%**
Interest and similar income	2,934	0.3%	4,295	0.5%
Interest expenses and similar charges	-15,438	-1.5%	-13,834	-1.7%
Earnings before tax	**51,788**	**4.9%**	**25,636**	**3.1%**
Income taxes	-20,146	-1.9%	-9,969	-1.2%
Net income	**31,642**	**3.0%**	**15,667**	**1.9%**
Net income on continuing operations after minority	**31,654**	**3.0%**	**15,647**	**1.9%**
Net loss on discontinued operations	**1,362**	**0.1%**	**-5,078**	**-0.6%**
Net income / net loss	**33,016**	**3.1%**	**10,569**	**1.3%**

GEA Group: Balance Sheet Q1 2007

GEA Group

Assets (EUR thousand)	Q1 2007		2006	
Property, plant & equipment	399,090	7.6%	404,927	8.2%
Investment property	60,124	1.2%	56,869	1.1%
Goodwill	1,251,855	24.0%	1,250,763	25.3%
Other intangible assets	41,352	0.8%	41,280	0.8%
Investment in enterprises reported at equity	10,922	0.2%	10,876	0.2%
Other non-current financial assets	51,780	1.0%	52,343	1.1%
Deferred taxes	426,744	8.2%	431,825	8.7%
Non-current assets	**2,241,867**	**42.9%**	**2,248,883**	**45.4%**
Inventories	585,327	11.2%	531,794	10.7%
Trade receivables	1,167,170	22.3%	1,163,512	23.5%
Income tax assets	19,381	0.4%	17,162	0.3%
Other current financial assets	172,007	3.3%	146,501	3.0%
Cash and cash equivalents	208,074	4.0%	260,101	5.3%
Current assets	**2,151,959**	**41.2%**	**2,119,070**	**42.8%**
Assets held for sale	**828,860**	**15.9%**	**583,476**	**11.8%**
Total assets	**5,222,686**	**100.0%**	**4,951,429**	**100.0%**

GEA Group: Balance Sheet Q1 2007

GEA Group

Equity and liabilities (EUR thousand)	Q1 2007		2006	
Issued capital	496,890	9.5%	496,890	10.0%
Additional paid-in capital	1,077,076	20.6%	1,077,076	21.8%
Retained earnings	-216,133	-4.1%	-249,149	-5.0%
Accumulated other comprehensive income	-9,975	-0.2%	327	0.0%
Treasury shares	-65,263	-1.2%	-65,263	-1.3%
Minority interest	1,329	0.0%	1,582	0.0%
Equity	**1,283,924**	**24.6%**	**1,261,463**	**25.5%**
Non-current provisions	287,383	5.5%	287,576	5.8%
Non-current obligations to employees	508,529	9.7%	509,676	10.3%
Non-current financial liabilities	17,265	0.3%	17,585	0.4%
Other non-current liabilities	9,219	0.2%	13,766	0.3%
Deferred taxes	54,817	1.0%	47,535	1.0%
Non-Current liabilities	**877,213**	**16.8%**	**876,138**	**17.7%**
Current provisions	334,656	6.4%	321,262	6.5%
Current obligations to employees	159,232	3.0%	165,814	3.3%
Current financial liabilities	384,169	7.4%	89,674	1.8%
Trade payables	587,988	11.3%	707,027	14.3%
Income tax liabilities	29,870	0.6%	29,098	0.6%
Other current liabilities	602,431	11.5%	557,964	11.3%
Current liabilities	**2,098,346**	**40.2%**	**1,870,839**	**37.8%**
Liabilities related to assets held for sale	**963,203**	**18.4%**	**942,989**	**19.0%**
Total equity and liabilities	**5,222,686**	**100.0%**	**4,951,429**	**100.0%**

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Cash Flow Q1 2007 (1)

GEA Group

in EUR thousand

		Q1 2007	Q1 2006
	Net Income	33,004	10,589
+	Income taxes	20,146	7,019
+	Profit/loss after taxes on discontinued operations	-1,362	8,028
=	Profit/loss before income taxes on continuing operations	51,788	25,636
	Interest net	12,504	9,539
=	**Profit before interest and taxes (EBIT)**	**64,292**	**35,175**
	Write-downs/Write-ups on fixed assets	17,087	15,508
	Other non-cash expenses and income	-41	-324
	Employee benefits	-6,244	-4,540
	Change in provisions	6,065	-5,667
	Profit/loss from the disposal of non-current assets	-178	-1,534
	Change in inventories including POC receivables not yet invoiced [1]	-3,290	-82,344
	Change in trade receivables	7,756	54,301
	Change in trade payables	-128,637	-73,977
	Change in other operating assets and liabilities	-32,281	-4,287
	Taxes paid	-10,315	-10,676
=	**Cash flow from operating activities before DOP influence**	**-85,786**	**-78,365**
	Net cash flow from operating activities of discontinued operations	-32,880	-52,944
=	**Cash flow from operating activities**	**-118,666**	**-131,309**

Cash Flow Q1 2007 (2)

GEA Group

	Proceeds from disposal of non-current assets	2,662	3,810
	Purchases of property, plant and equipment and intangible assets	-14,934	-17,312
	Purchases of investments	-765	-3,786
	Interest and dividend income	1,726	3,979
	Payments for acquisition of businesses	0	0
	Proceeds from disposal of businesses	0	43
=	**Cash flow from investing activities before DOP influence**	**-11,311**	**-13,266**
	Net cash flow from investment activities of discontinued operations	119	158
=	**Cash flow from investing activities**	**-11,192**	**-13,108**
	Free Cash Flow before DOP influence	**-97,097**	**-91,631**
	Free Cash Flow	**-129,858**	**-144,417**
	Change due to financial lease	-376	-463
	Cash from raising financial loans	295,494	16,397
	Interest payments	-7,407	-3,359
	Net cash from financing activities of discontinued operations	-197,233	34,556
=	**Cash flow from financing activities**	**90,478**	**47,131**
	Exchange-rate-related and other changes in cash and cash equivalents	-7,756	-2,206
=	**Change in unrestricted cash and cash equivalents**	**-47,136**	**-99,492**
	Unrestricted cash and cash equivalents at beginning of year	252,240	424,363
	Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	0	-86,755
=	**Unrestricted cash and cash equivalents at balance sheet date**	**205,104**	**238,116**
	Restricted cash and cash equivalents	2,970	11,401
=	**Cash and cash equivalents as reportd on the balance sheet**	**208,074**	**249,517**

Rolling development of keyfigures

GEA Group

Average of four quarters	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007
Order Intake [EUR million]									
CUS	173.8	185.0	183.5	186.0	196.9	196.6	207.5	219.5	228.4
PEQ	264.3	270.1	292.5	300.3	317.6	329.4	341.5	362.0	375.4
PEN	344.2	359.1	384.9	385.7	449.3	451.6	475.9	566.0	573.5
Core segments	**782.2**	**814.2**	**860.9**	**871.9**	**963.8**	**977.6**	**1,024.9**	**1,147.5**	**1,177.3**
Sales [EUR million]									
CUS	176.5	176.2	174.0	175.3	180.7	185.5	191.5	206.8	216.2
PEQ	260.0	263.9	270.9	279.8	288.0	304.2	320.8	343.6	352.0
PEN	304.0	305.1	321.5	335.9	354.2	382.6	406.4	443.4	468.6
Core segments	**740.5**	**745.2**	**766.3**	**791.0**	**822.9**	**872.3**	**918.8**	**993.8**	**1,036.8**
EBIT [EUR million]									
CUS	12.9	12.2	11.8	11.9	12.2	12.5	12.9	14.2	14.8
PEQ	29.4	29.9	30.6	31.7	32.3	33.9	36.6	38.5	41.6
PEN	18.3	18.4	19.2	24.0	24.4	26.2	26.6	27.6	30.0
Core segments	**60.6**	**60.6**	**61.5**	**67.5**	**69.0**	**72.6**	**76.2**	**80.3**	**86.3**
EBIT-Margin [in %]									
CUS	7.3%	6.9%	6.8%	6.8%	6.8%	6.8%	6.7%	6.9%	6.9%
PEQ	11.3%	11.3%	11.3%	11.3%	11.2%	11.1%	11.4%	11.2%	11.8%
PEN	6.0%	6.0%	6.0%	7.2%	6.9%	6.8%	6.5%	6.2%	6.4%
Core segments	**8.2%**	**8.1%**	**8.0%**	**8.5%**	**8.4%**	**8.3%**	**8.3%**	**8.1%**	**8.3%**

Sales, EBIT and EBIT-Margin

GEA Group

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	152.0	179.8	184.0	195.7	711.5	146.5	178.5	175.3	200.8	701.1	168.1	197.8	199.3	261.9	827.1	206.0
PEQ	218.7	257.7	248.7	294.4	1,019.5	239.4	273.3	276.4	330.2	1,119.3	272.2	338.0	342.9	421.5	1,374.6	305.5
PEN	225.0	295.7	277.2	393.7	1,191.6	249.3	300.2	342.8	451.2	1,343.5	322.8	413.8	438.0	599.0	1,773.5	423.6
Core Segments	595.7	733.2	709.9	883.8	2,922.6	635.2	752.0	794.5	982.2	3,163.9	763.1	949.6	980.2	1,282.3	3,975.1	935.0
PLE	251.9	210.0	258.3	259.4	979.6	265.0	286.1	315.2	300.5	1,166.8	266.5	263.0	-	-	-	-
Group	890.4	985.3	1,000.7	1,182.3	4,058.7	942.8	1,076.9	1,143.0	1,334.9	4,497.6	1,091.4	1,280.0	1,077.4	1,398.7	4,346.2	1,055.6

EBIT (in EUR million)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	6.7	13.7	14.8	17.8	53.0	5.3	11.0	13.0	18.1	47.4	6.7	12.4	14.4	23.3	56.8	9.2
PEQ	11.2	26.9	28.6	44.6	111.3	17.3	29.1	31.2	49.1	126.7	19.9	35.5	42.1	56.5	154.0	32.1
PEN	9.3	16.8	15.4	32.9	74.4	8.1	17.1	18.6	52.3	96.1	9.7	24.1	20.3	56.2	110.3	19.2
Core Segments	27.2	57.4	58.8	95.3	238.7	30.7	57.2	62.8	119.5	270.2	36.3	72.0	76.8	136.0	321.2	60.6
PLE	(5.9)	(23.6)	(0.3)	(17.7)	(47.4)	(5.0)	(24.4)	6.5	12.8	(10.2)	(7.1)	(11.1)	-	-	-	-
Group	(0.7)	(6.5)	42.6	50.7	86.1	15.5	21.5	62.2	110.2	209.4	26.9	56.2	74.5	118.7	298.2	64.3

EBIT margin (in %)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	4.4	7.6	8.0	9.1	7.4	3.6	6.2	7.4	9.0	6.8	4.0	6.3	7.2	8.9	6.8	4.5
PEQ	5.1	10.4	11.5	15.1	10.9	7.2	10.6	11.3	14.9	11.3	7.3	10.5	12.3	13.4	11.3	10.5
PEN	4.1	5.7	5.6	8.4	6.3	3.2	5.7	5.4	11.6	7.2	3.0	5.8	4.6	9.4	6.1	4.5
Core Segments	4.6	7.8	8.3	10.8	8.2	4.8	7.6	7.9	12.2	8.5	4.8	7.6	7.8	10.6	8.1	6.5
PLE	(2.3)	(11.2)	(0.1)	(6.8)	(4.8)	(1.9)	(8.5)	2.1	4.3	(0.9)	(2.7)	(4.2)	-	-		-
Group	(0.1)	(0.7)	4.3	4.3	2.1	1.6	2.0	5.4	8.3	4.7	2.5	4.4	6.9	8.5	6.9	6.1

Stategic guiding principles

- Market leadership and focus:
  - Operating units to concentrate on core technologies and
  - to be number 1, 2 or 3 in their respective markets
- Technology leadership through strong innovation culture
- High profit orientation: decentralized operational responsability combined with stringent cost management
- Calculated risk:
  - Active risk management
  - Stability through diversification

Market Environment

GEA Group

- Constant growth prospects
- Low cyclicality
- Robust markets
- Defensive positions

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Sales by region

GEA Group

Sales by region Q1 2006



10%
6%
23%
12%
4%
15%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

836.8 EUR million

Sales by region Q1 2007



10%
6%
22%
12%
4%
14%
32%
Germany
EU
North America
South America
Asia
Middle East
Others

1,055.6 EUR million

+26.1 %

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Employees by region

GEA Group

Employees by region Q1 2006



6%
6%
2%
10%
38%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

15,879 employees

Employees by region Q1 2007



1%
4%
8%
3%
9%
37%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

17,897 employees

+12.7%



2007 General Annual Meeting

Speech of the CEO

Check against delivery

Many thanks, Dr. Heraeus,
Dear GEA Group shareholders, dear guests at today's Annual General Meeting, ladies and gentlemen,

This is the agenda my Executive Board colleagues and I will follow in presenting the business progress of your company, GEA.

First, I would like to address some of the statements and promises we made during the last year's Annual General Meeting, and provide you with an update on them.

Plant Engineering was sold with the exception of the gas cleaning activities, and the transactions have now been closed.

Recent acquisitions have significantly strengthened our remaining core businesses.

We purchased GEA shares for an amount of around EUR 100 million as part of a share repurchase program, and we have cancelled these shares along with the treasury shares we already owned.

Our aim was to boost sales by over 10 per cent. The actual increase, including acquisitions, amounted to 19.6 per cent, which corresponds to EUR 5.2 billion.

We decided to focus on increasing the margin in the operating business. We achieved this, and reported an increase from 6.9 per cent to 8.1 per cent in the core business.

We announced the return to paying a dividend in 2007, and today we are submitting to you a proposal for a dividend of 20 cents per share.

2007 was an extraordinarily successful year for our company in its core business. However, we also had some difficult challenges to overcome with in our discontinued operations. This made it even more imperative than ever that we separate ourselves from these areas, in order to concentrate on our highly profitable core business.

New orders were up 16.4 per cent, which resulted in orders on the books amounting to almost EUR 2.7 billion - which is equivalent to over 50 per cent of 2007 sales. Sales themselves were up 19.6 per cent, and earnings before interest and tax, abbreviated as EBIT, leapt 41.6 per cent to EUR 422 million. As a result, our EBIT margin has risen significantly.

Following a loss in the previous year, we achieved consolidated earnings of EUR 283.5 million. Earnings per share were raised to EUR 1.72 on a comparable basis.

We invested EUR 139.4 million to equip the company for the future, which is equivalent to 2.7 per cent of sales.

The number of jobs in our Group grew by 984 on an organic basis, and 263 of these jobs we created were in Germany.

As an expression of our gratitude, and as an incentive to future performance, the Executive Board decided to voluntarily distribute a special payment of EUR 4.1 million to all GEA employees around the world. Only our senior managers are excluded from this payment.

Ladies and gentlemen, I would now like to take a look at our individual divisions and segments.

The performance of GEA represents a joint effort made by all our employees and managers. The president of each division carries a great deal of responsibility within our Group structure, which has been specifically designed along decentralized lines.

The Air Treatment Division develops, produces, and sells apparatus, equipment, and systems providing air-conditioning for buildings. It operates across Europe, including Russia and Turkey. Demand in Western Europe was very gratifying. The division also made significant progress in productivity during the course of 2007, and cut its quality-costs. The integration of the companies we acquired in 2006 is proceeding according to our plans. We also started to expand a location we operate in Turkey.

The Refrigeration Division, which is based in the Netherlands, develops and produces machines, special compressors, and systems for the refrigeration industry. Our products are used in the food-processing industry, as well as in the energy and oil industries. We achieved further efficiency enhancements in production, which have also fed through to improved profitability in this area. We also made a major acquisition that is highly important for this division – the company Aero Freeze in Canada.

The Customized Systems segment, which is formed by the two divisions I have just mentioned, raised its inflow of new orders by 17.1 per cent to EUR 1.028 billion. Sales were up by over 20 per cent to EUR 996 million. At the same time the EBIT margin grew from 6.9 per cent to 7.7 per cent. The working capital to sales ratio was cut from 15.9 per cent to 14.7 per cent. This segment employed a workforce of 5,328 employees as of the reporting date.

The Process Equipment Division develops and produces heat exchangers, valves and flow control units, as well as homogenizers. The products are destined for various industries, such as energy generation, foodstuffs, and process industries. The year 2007 was characterized by a very high level of demand for our products, which was reflected in extremely strong growth. We also built a large factory for plate heat exchangers in York, in the United States, which has now been commissioned. Despite start-up costs, sales are strong, and earnings are up well ahead of sales. The rapid expansion continues, and later you will see that we have also been acquiring more companies in 2008.

The Mechanical Separation Division develops, manufactures, and markets separators and decanters. GEA is the world's market leader with these machines. Following a drop-off in demand from the biodiesel and bioethanol areas, there has been a pickup in demand from the food industry, shipbuilding, and the wastewater treatment industry, in other words the cleaning and preparation of local municipal wastewater. The division will further internationalize its production sites with the aim of cutting costs, and to be close to high-growth markets. With this objective in mind, we adapted the division's management structure in 2008.

The Dairy Farm Systems Division has now expanded its product range far beyond simple milking systems. This is being accomplished both as a result of our own developments, as well as through acquisitions. GEA is now in a position to supply farmers and milk producers with a full product range. The portfolio includes milking systems, cooling tanks, collection systems, hygiene solutions for the health of herds, automation solutions, as well as plant to process manure. Happy and healthy cows produce higher quantities of high-quality milk. We provide everything a dairy farmer needs to keep the herds happy, and to boost milk production. Rising global demand for dairy products is driving demand for this equipment. The strongest growth was reported in Eastern Europe. We bought Houle & Fils in Canada in 2007, which is a highly profitable company. We also acquired efficient milking-robot technology.

The Process Equipment segment, which includes the three divisions we have just mentioned, reported new orders up by 20 per cent to EUR 1.739 billion. Sales grew 13.9 per cent, and the EBIT margin rose from 11.2 per cent to 13.3 per cent. The working capital to sales ratio increased slightly from 24 per cent to 24.9 per cent. The reasons for this included the start-up of a factory in the US, and the fact that special steels and titanium were partly very difficult to procure, which meant we warehoused more goods in order to ensure continued supplies to our factories. This segment had 6,882 employees on December 31.

The Energy Technology Division develops, produces, and sells plant to cool thermal power plants, as well as thermal processes in the petrochemical and process industries. Following the disposal of the Plant Engineering business, this division is booking our largest individual orders, which run into several hundreds of millions of euros. This means growth in this division is not calculated on a quarter to quarter basis, but instead from year to year. In terms of new orders we booked in 2007, we once again reported an increase in relation to the absolute record year of 2006. This division enjoyed buoyant demand for power plant cooling systems, as well as process coolers, from various regions. We started up a major production plant in China, as well as one in Qatar.

Allow me to use an example to show what cooling a thermal power plant means.

Here you see a picture of the Matimba coal-fired power plant in South Africa, which GEA equipped with dry cooling elements in 1986. The roof-shaped heat-exchangers on the pillar construction are the elements GEA has provided.

The Medupi power plant in South Africa, which is currently being constructed, will be the largest integrated coal-fired power plant in the world, and will achieve an electric output of six times 790 MW. This is equivalent to a thermal performance of our coolers of around 7,000 MW. The picture shows that the area covered with GEA coolers once again expands significantly ...

.... and finally reaches the dimension of 10 football pitches.

Ladies and gentlemen, I am no fan of large scale projects, since these can also entail major risks. This was our experience with the Plant Engineering business, which has now been sold. However, I'm showing you these examples quite intentionally, as we are not building a major plant in this case, but simply a large number of tried-and-tested coolers.

The Process Engineering division, which is based in Denmark, develops and sells a large number of products, including process technology solutions and applications for the foodstuffs, pharmaceuticals, and cosmetics industries. The inflow of new orders was very strong in 2007, particularly from Eastern Europe and Asia. This also reflects growing demand for processed foods, both liquid and solid. We acquired the Italian company Procomac in spring 2007.

The Process Engineering segment includes the two divisions I have just mentioned, and it raised its new orders by 17.7 per cent in 2007, to EUR 2.666 billion. Sales were up 26.5 per cent to EUR 2.243 billion. The EBIT margin grew from 6.2 per cent to 6.7 per cent, and the working capital to sales ratio fell from 5.7 per cent to 5.4 per cent. This segment employed 6,807 people as of December 31.

We completed the desinvestment of the Plant Engineering business in 2007. Lurgi was sold on July 20, 2007. This allowed us to book a disposal gain of EUR 207 million. The sale of Lentjes GmbH was completed on December 21, 2007, following an in-depth antitrust review. However, very high levels of losses, amounting to EUR 179.7 million, were reported relating to the processing of ongoing orders in 2007. These were in the plant erection, among other areas. We nevertheless reported a slightly positive overall result of EUR 29.1 million for the discontinued operations. As far as 2008 is concerned, we are expecting cash outflows of around EUR 200-300 million out of the existing provisions we for the discontinued operations. I would nevertheless like to mention that certain risks still remain with us relating to both of these company disposals, and these may yet result in additional burdens.

Increasing our EBIT margin represents a focus of corporate management for my Executive Board colleagues and myself. This was, and is, a real cultural change for our company. As you can see from the graph, GEA managed to report a continuous increase in new orders and sales, as well as the margin in 2007.

Our consolidated income statement shows the 2007 financial year was a very successful one for the GEA Group. Our sales were up by almost 20 per cent, and we also achieved an extremely high level of earnings. EBIT rose by over 40 per cent to a record level of EUR 422.2 million. Since net income from discontinued operations was a small net balance of around EUR 29 million in 2007, after the very high level of charges we incurred in the previous year, we closed the financial year with a consolidated net income of EUR 282.5 million.

Raising the EBIT margin has now become a benchmark for the Group and its operating units. Our excellent result in 2007 once again underscores the fact that this has been a correct decision. The EBIT margin is a key indicator to measure improvements in profitability at the operating unit level. All our core business units increased EBIT, EBT, and the EBIT margin in 2007.

The expansion of operating business volumes resulted in a rise in total assets. The disposal of assets and liabilities related to the discontinued operations, however, led to an overall slight reduction of total assets. The increase of EUR 48.9 million in goodwill to EUR 1,299.7 million resulted primarily from acquisitions. The fact that business volumes have once again expanded considerably in all segments has resulted in an increase in both current assets and liabilities. The working capital to sales ratio improved, falling from 13.0 per cent to 12.4 per cent. Equity rose by EUR 152.2 million to EUR 1,413.7 million in 2007 mainly as a result of the net income generated for the year. The equity ratio amounts to 29.8 per cent, following 25.5 per cent at the end of 2006. Assets including goodwill of EUR 253.5 million were acquired with the three acquisitions.

The net position of GEA Group Aktiengesellschaft fell from around EUR 490 million to around EUR 60 million in 2007. The decline of almost EUR 380 million reflects the disposal of the Plant Engineering Business, including the adoption of losses. The sale of the Plant Engineering business also means the pension obligations relating to the units sold, Lurgi and Lentjes, were transferred to the purchaser. Besides this, we invested almost EUR 260 million in acquiring new companies, as well as in property, plant, and equipment, and assets. We spent around EUR 100 million on our share repurchase program.

I would now like to briefly talk about the share repurchase program the company carried out last year, which I've just referred to. The program started on September 24, 2007, and ended on December 20, 2007. The shares were cancelled on December 31. The company repurchased 4,152,771 of its own shares during this period. This was equivalent to 2.21 per cent of the share capital at the time.

This repurchase was based on the authorization that the Annual General Meeting granted on April 30, 2007. The shares were purchased at an average price of around EUR 24.16, compared with an average market price of EUR 24.19 on the days when the shares were being repurchased. The total spend amounted to around EUR 100 million.

The company acquired the shares in order to cancel them without reducing the share capital. The cancellation took effect on December 31, 2007. As a result of this, and also as a result of the cancellation at the mid-year stage of a further 6,231,002 treasury shares we already owned, the proportional amount of share capital per share has risen to around EUR 2.70.

The economic background to these measures was mainly that they allow the company to improve the efficiency of the employment of shareholders' equity.

Following these share repurchases, GEA completed three major corporate acquisitions that have already proved beneficial: the companies we acquired generated 2007 sales of around EUR 210 million on an annualized basis. According to our budgets, these companies will already have a positive impact on their divisions' earnings this year.

The Dairy Farm Systems division acquired 100 per cent of the shares of J. Houle & Fils Inc. in Canada on April 5, 2007. Houle is a leading company in North America in the market for the construction, manufacturing, and selling of manure disposal systems, dung disposal systems for cowsheds, and cowshed constructions with related internal equipment. The division has also acquired the technology for a large-scale milking robot named "Titan". This has allowed it to enrich its product portfolio in a technologically significant area, particularly for developed markets. These acquisitions allow the Dairy Farm Systems Division to strengthen its position as a globally leading manufacturer and provider of agricultural equipment, as well as its ability to provide an integrated and complete service to milk producers.

On April 19, 2007, the Process Technology Division expanded its activities for the drinks and foodstuffs industry with the acquisition of Procomac S.p.A. in Italy. Procomac specializes in the manufacturing and installation of aseptic filling equipment for PET bottles for high-quality drinks, and also offers non-aseptic filling equipment. The acquisition allows the division to expand its value-creation chain, and to strengthen its leading position in the area of integrated process technology for foodstuffs.

On June 1, 2007, the Refrigeration Division acquired 100 per cent of the shares in Aero Heat Exchanger Inc. in Canada. The company was renamed Aero Freeze Systems Inc., and is a leading manufacturer of refrigeration systems for the food-processing industry. The acquisition allows the Refrigeration Division to strengthen its position, particularly in the North American market. As you can see, ladies and gentlemen, we further improved with these 3 acquisitions our position in the production and processing of foodstuffs.

Ladies and gentlemen, your company has not only invested in acquiring its own shares, and the acquisition of companies, but has also built new production sites. We invested EUR 139.4 million in 2007 and among other things on building new plants in Qatar, China, and the US. With its two new factories in Qatar and Shangshu, the Energy Technology division is meeting continued strong demand from China, South Africa, and the Middle East. The Process Equipment division started production at the new plant located at York in the US in the third quarter, so that the North American sales market can now be supplied with plate heat exchangers directly from the US dollar currency zone.

GEA is a global company. 12,846 of our employees work in countries outside Germany. Mainly as a result of the acquisition of companies outside Germany, the share of the workforce employed in Germany fell to 34 per cent. However, with 6,714 employees in Germany significantly more people work for the GEA Group in Germany than in the previous year.

The number of employees at GEA rose by 984 during 2007, as a result of organic growth. Acquisitions and other changes in the scope of consolidation increased the number of employees by a further 1,103. Your company employed a total workforce of 19,560 employees at the end of 2007, which is 11.9 per cent more than at the end of 2006.

GEA was training 515 apprentices and trainees as of December 31, 2007, compared with 470 at the end of 2006. On this basis, the apprentice and trainee ratio in Germany amounted to 5.2 per cent (in the previous year it was 5.1 per cent). This figure is once again ahead of our own requirements, and confirms GEA's long-term social commitment in the area of professional training.

In light of the Group's successful performance in 2007, the Executive Board decided to make a special payment to all its employees around the world, except senior managers. It is made in three categories depending on average purchasing power in certain groups of countries. The special payment in the three categories amounts to EUR 80, EUR 160, or EUR 240 per employee. We shall pay out a total of EUR 4.1 million to our employees. We also regard the special payment as a way of saying thank you to our employees. Our company's success would not have been possible without their high degree of commitment and professionalism.

Ladies and gentlemen, allow me now to turn to the further development of your company.

Our primary objective is to create value for you, the owners of this company. We focus on the sustained relative appreciation of our company's value compared with the investment alternatives on offer to our shareholders. In other words, performance is measured relative to indices, or selected companies that are comparable to GEA.

We have various internal key figures that we follow month by month to ensure we stay on the right path.

You will be quite right to ask, how we want to achieve this? The main elements are:

Supporting and promoting excellent managers, specialists, and employees, and doing this better than other companies.

We shall set a rapid rate of innovation for ourselves, and we aim to always be an attractive partner for our customers, as well as to always be reliable and dependable for anyone dealing with our company.

Our share price determines the valuation of GEA. Comparing the performance of the MDAX with our share shows that you, the owners of GEA Group Aktiengesellschaft, hold a stake in an extraordinarily successful company. The GEA share appreciated in value by 41 per cent between January 1, 2007 and April 18, 2008. The MDAX, by contrast, fell 2 per cent over the same period. This trend continued in the first few months of this year. Although our shares have not remained unaffected by turbulence in global stock markets, GEA shares have once again performed better than the average of companies listed in the MDAX.

Since we aim to create value, and this value is measured primarily by market capitalization, we think it important that managers also familiarize themselves with these relationships. This is why we created the GPS (the Global Performance Share Plan) in summer 2006. This allows us to offer managers the opportunity to acquire shares through the stock market, and then to hold them for a three-year period in a depository account. If the share price performs better than the comparable index, the participant receives an additional bonus. As you can see, the level of participation was extremely pleasing, which is why we decided to extend this program to the next management level. This will allow an even larger group of managers to participate. This means that, like you, ladies and gentlemen, most of our managers are also private investors in GEA shares.

We have refocused the bonuses of senior managers to reflect year-on-year improvements in certain business performance indicators. Specifically, these are EBIT growth, the EBIT margin, and working capital in relation to sales. Managers are only entitled to a bonus if these indicators improve year-on-year. This means bonus payments are no longer based on achieving internal budgets. This system is also very similar to the bonus system used for the Executive Board, which means all managers are now in one and the same boat.

A further measure we've taken to deeply imprint the idea of "creating value" in the minds of our managers is the so-called Value Creator Award. Every year, this award is made to the division that has achieved the greatest relative increase in value within the Group, based on our measurements, and which has consequently made the strongest contribution to boosting the overall value of the Group.

Your company, ladies and gentlemen, will continue to grow successfully in the future, and the Executive Board will continue to employ all its efforts to create growth. The preconditions are favorable:

We supply our technologies mainly to the foodstuffs, pharmaceuticals, chemicals, petrochemicals, energy, and air treatment industries. The foodstuffs industry enjoys a position of particular importance of over 50 per cent. You will all be aware of the debate in recent months about the sharp rise in food prices. It is precisely in this area where we make an important contribution to supplying people with processed foods.

The entire energy sector, which is investing heavily, promises stable growth for the next few years. Industries that produce and process energy will continue to grow rapidly in 2008. There's hardly a region in the world without a potential undersupply of energy provision. Rising levels of standard of living will drive future demand in this area. This can be seen most impressively in the regions of China, parts of Africa, Latin America, and Eastern Europe. At the same time, however, "old" industrial countries are beginning to renew or replace their conventional power plants, which are 30 to 40 years old. The continued high level of the price of oil is having a favorable impact on investments in the petrochemicals industry. GEA's groundbreaking technologies are increasingly opening up new market opportunities in this field.

Rapid population growth in many of the world's countries is one of the key pillars of our business success. There are already over 6.6 billion people in the world. They must eat and drink, they get older, and they generate and use increasing quantities of energy, which must be utilized efficiently.

China and India are the first two states to come into existence with over one billion inhabitants. The population of North and Latin America is also growing rapidly.

The population of the world will have already grown to over 9 billion people by the middle of this century. All regions of the world beside Europe will contribute to this growth. Around one third of the world's population will then live in India and China alone, with around 3 billion people. There will be 300 million more people in North and South America than today.

Rising prosperity resulting from globalization will be accompanied by global growth in demand for processed and nonperishable foods, clean water, pharmaceutical products, increasingly cleaner energy, and the efficient use of energy. The affluent middle-class will grow from around 220 million people to 1.2 billion people within the next two decades. They are all potential customers of our customers, and consequently the drivers of our growth.

However, the effects of globalization will not only lead to high growth in the middle-class, accompanied by a big leap in purchasing power, but also to a huge reduction in the number of poor in the world. The United Nations estimate that the number of people obliged to live on less than one dollar per day has fallen from 1.25 billion people in 1990 to significantly below one billion in 2004. People in major Asian countries such as China, India, Indonesia, as well as in the Near and Middle East, are benefiting particularly from this trend.

Our core technical competencies are the two basic process technologies relating to heat and mass exchange. This means we rank as a preferred partner to the food and semi-luxury foods industry, to which we supply around half of our machines and services. We also supply our machines to the chemical and petrochemical industry, the energy sector, the air treatment sector, and the pharmaceutical and cosmetics industries.

The global rise in prosperity offers an outstanding environment for the continued growth of our company. We possess important technologies in the three core markets of food, energy, and climate and environment, and these technologies will encounter even stronger demand in the future. This makes us an indispensable partner for agriculture, milk production and processing, for the brewing industry, for filling and cooling, warehousing, and the refrigerated transportation of liquid, semi-liquid, and other foodstuffs. We play a role when energy is generated, we cool power plants, large-scale buildings, the technical facilities of oil and gas production plants, we supply environmentally-friendly air-conditioning systems, or environmentally-protective processes for the international shipbuilding industry, and we produce machines to clean waste water.

These reasons lead us to expect that our company's successful growth story, which has been underway for several decades, will continue into the future: GEA has grown consistently over the last 25 years thanks to a portfolio that reflects a balance of products and sectors. We are highly successful in working for expanding industries and markets that are investing in the future. It is this particular factor that differentiates us clearly from other mechanical engineering companies that are subject to the investment fluctuations of their cyclical industries. By contrast, the composition of our product portfolio ensures that your company offers resistance to the business cycle.

The Executive Board has launched the "GEA Cooperation" initiative in order to intensify co-operation across our internal divisional and technology areas. The cardinal aim is to raise the contribution to value made by each individual unit, and by the overall GEA Group. At each division, one divisional president is responsible for managing this cooperation initiative. The aim is to identify areas of potential improvement in operations and technology, to develop ways of working together, particularly to open up new high-growth markets, to make better use of opportunities to provide servicing to customers, to ensure our umbrella GEA brand is suitably positioned around the world, and to push ahead with the building of production capacities in lower wage countries, or the development of new products.

Following the closing of the sale of the Plant Engineering business, and the Group restructuring, GEA is now a homogeneous company that has entered into a new phase of sustained value growth, with the potential to raise our share price, and the dividends we pay to shareholders. We shall support and highlight this change in profile by adjusting the way we present ourselves. In the past, we've been perceived as a conglomerate consisting of individual companies. In the future, we shall present ourselves increasingly as one unit: as GEA. The future growth of business will continue to benefit from the strengthening of our successful umbrella brand, and the more focused employment of our resources.

We set up a new management and reporting structure within the company at the start of this new 2008 business year. The new "Energy and Farm Technology" segment includes the Thermal Engineering Division (which was previously called Energy Technology), Air Treatment, Emission Control (which was previously called Gas Cleaning), and Farm Technologies (which was previously called Dairy Farm Systems). These divisions operate in the areas of air treatment for buildings, waste air cleaning, efficient and environmentally-friendly power plant cooling, the cooling of industrial processes, as well as milk production, and cowshed and animal hygiene. I manage this segment, which is somewhat smaller in terms of volume.

The "Process Technology" segment contains all the Group's process technology activities. In this segment, several units or divisions typically work together at the same time on customer orders. It covers GEA's most important sales markets - foodstuffs, drinks, pharmaceuticals - with specialist machinery, process technology know-how, and interface management - all on a one-stop-shop basis. This segment includes the following divisions: Process Equipment, Mechanical Separation, Refrigeration, Process Engineering (which was previously called Process Technology), and the Pharma Systems Division, which we have separated from the Process Engineering Division. Niels Graugaard manages Process Technology segment, which is larger in terms of sales.

The third reporting segment, which is referred to as "Other", will continue to include all the remaining companies, including Ruhr-Zink, engaged in non-core activities. Our CFO, Hartmut Eberlein, manages this segment. Our aim is to consistently reduce the size of the segment.

Ladies and gentlemen, a company can only be as good as its management. This is why my Executive Board colleagues and I exercise great care when selecting managers for the GEA Group. When we appoint managers we always ensure each individual candidate satisfies these four criteria:

Each manager must of course have the requisite technical background for the role in question. This also includes the ability to get on with others, and to manage them, in a word, to set targets and ensure they are met.

We also expect a high degree of suitability in terms of character, and each manager must have a very high level of personal integrity.

The motivation to outperform others must be a dominant character trait; as well as the desire to be, or become, Number One. A company can only become Number One if its managers are motivated in this way.

At the same time, GEA should not become a matter of obsession for our managers. Our aim is to have managers who identify passionately with our company and its aims, without at the same time diminishing a healthy sense of discernment through blind fanaticism.

A technology-driven company like GEA must innovate constantly. This is why we are proud of a corporate culture that fosters innovation, and we make intensive efforts to cultivate this type of environment. For example, a few years ago we launched a competition for innovative new products across the whole company. Each division presents one finalist, and the three winning companies receive a total of EUR 1.5 million. The prize money is invested in their development budgets with the aim of giving the innovative solutions a boost that will make them ready to launch in the market.

The winner in 2008 came from the Pharma Systems Division. They developed a new technical process for continuous granulation that cuts out expensive maintenance downtime for plant. This generates both a cost advantage for the customer, and a significant reduction in the volume of waste generated during production. GEA has a similar competition for internal process optimization. We shall make this award later this year.

The "i^2m" Ideas and Improvement Management scheme, which was introduced across the whole Group in 2007, allows various tools that we have had for employees to make suggestions to improve operations to be brought together to form an improvements system. The system's clear and comprehensible structures, accompanied by a variable incentive scheme, are helping us to achieve sustainable improvements in the Group's operational efficiency, product and work quality, and customer satisfaction. It allows the innovative abilities of each individual employee to be harnessed in the most efficient way, and it provides additional ideas for the research and development departments to implement. Between the time when it was introduced among 7,163 employees in mid-October 2007, and the end of the year, a total of 1,384 ideas had already been submitted. The system has been introduced in Europe, and we shall soon be rolling it out in America and Asia.

Our company has grown to its current dimensions both through consistent organic growth in the past, as well as through acquisitions that have made strategic sense to us. We apply strict benchmarks when considering corporate takeovers. We use five core strategic points to check whether a takeover candidate fits our Group.

Does it complement or expand our current product portfolio?

Does it provide an addition to our core heat and mass exchange technologies?

Does it allow us to consolidate existing markets?

Can we achieve synergies?

Will it make a direct value-contribution to the division making the acquisition, and consequently also to the Group overall?

Last year we acquired companies with total sales of around EUR 210 million on an annualized basis. Our aim for 2008 is to acquire further companies with a similar level of overall sales. This year, we have very recently announced the acquisition of the Dutch company Bloksma N.V., the Canadian company ViEX, as well as the French company Univalve for the Process Equipment division. We have already strengthened the Thermal Engineering division this year with the acquisition of NEMA AirFin in Germany, and the company PSSP in the UK. As a matter of principle, all acquisitions must stand up to critical comparison with the alternative of repurchasing our own GEA shares.

Ladies and gentlemen, allow me now to turn to the outlook for 2008.

In the first quarter, we raised new orders in our core segments, excluding Thermal Engineering, by 10 per cent year-on-year. The Thermal Engineering division generated new orders at the previous year's level, at over EUR 200 million. Sales in the core segments were up by around 20 per cent, as in the previous year. This demonstrates the stable growth of GEA's business. What is even more important: we raised EBIT in the core segments by 35 per cent. This means the EBIT margin has already risen by 83 basis points during the first quarter. We shall produce detailed quarterly figures as planned on May 8.

To arrive at an overall assessment: we share the opinion of many experts that the markets in the world's growth regions in which GEA operates will continue to grow by annual rates of 7 to 8 per cent. While we are expecting an economic slowdown, particularly in North America, we are not anticipating global recession. To this extent, we expect our largely economically robust business portfolio will deliver continued growth in new orders, from today's high level, of 5 to 10 per cent in the 2008 financial year. We are assuming revenue growth of around 10 per cent in 2008, due to the high level of the order book. Operating earnings in the core segments should continue to rise faster than sales. We are expecting an increase of between 70 and 80 basis points in the EBIT margin in 2008 in the core segments.

The expected improvement in earnings, accompanied by a rising net interest expense, and an assumed approximately 20 per cent cash tax rate, will result in cash flow before investments, financing of rising business volume, and cash outflows associated with the discontinued operations, of at least EUR 350-400 million. We aim for a net debt to consolidated equity ratio of around 50 per cent medium-term, excluding pension provisions. This implies that the Group will be clearly oriented to acquisitions, and potentially also further share repurchases in 2008 and 2009. We are assuming that we will once again be able to submit to you a proposal for an increase in the dividend for the 2008 financial year.

From today's perspective, the overall positive growth will continue in 2009. Given revenue growth of 5 to 10 per cent, we anticipate an EBIT margin of over 10 per cent for the core segments.

We are assuming we will reach our targeted net debt to consolidated equity ratio of 50 per cent in 2009. We also aim to distribute a dividend equivalent to one third of consolidated net income to you for 2009 and the following years.

Ladies and gentlemen, this brings me to the end of my report on a momentous leap year for GEA. I would like to thank you, our shareholders, for the confidence you invest in us, and in our shares. I would also like to thank our employees, who today number over 20,000, for their performance, and I would also like to thank our managers and my Executive Board colleagues for the focused commitment with which they have pursued the enhancement of the value of the company, and we now look forward to responding to your questions. I would like to thank you for your attention.





2007 Annual General Meeting

Oberhausen, April 23, 2008

Check against delivery





Agenda

2007 financial year

Consistent focus on boosting value

GEA's growth-drivers

Further development of the Group

Outlook

Review of 2007 Annual General Meeting

Announced measure	Status
Closing of Plant Engineering disposal	Transaction closed
Strengthening core segments through further acquisitions	Purchase of companies with around EUR 210 million of annual sales in 2007
Repurchase of own shares	Repurchase of early shares for EUR 100 m
2007 sales up by over 10%	2007 sales up 19.6%
Boosting the EBIT margin	Rise from 6.9 to 8.1%
Resumption of dividend payment	Management's proposal: EUR 0.20

2007 highlights

EUR million	2007	2006	in %
New orders	5,794.4	4,977.9	16.4
Order book	2,698.7	2,085.2	29.4
Sales	5,198.6	4,346.2	19.6
EBIT	422.2	298.2	41.6
EBIT margin in %	8.1	6.9	-
EPS in EUR	1.72*	1.00	72.0

Investment volumes raised to 2.7% of sales (EUR 139.4 million)

984 jobs created organically, of which 263 in Germany

EUR 4.1 million profit sharing as special voluntary payment to employees globally

* Excluding the change in tax rate applied to deferred tax in 2008

Customized Systems

Air Treatment

- Rising market share in Western Europe
- Intensification of market activities in Eastern and Southern Europe
- UK, Turkey, and Russia ahead of expectations
- „life cycle costs“ and CO_2 always important for customers





Hugo Blaum
Division President

Customized Systems

Refrigeration

- Growing demand in key markets food and chemicals
- Improved market position
- Greater environmental awareness presents new opportunities
- Acquisition of AeroFreeze Systems in Canada running to schedule





Paul Broekhuijsen
Division President

Customized Systems business figures

Growth, and improvement of profitability

EUR million	Q1-Q4 2007	Q1-Q4 2006	Change in %
New orders	1,027.7	877.8	17.1
Order book	263.9	229.2	15.1
Sales	995.9	827.1	20.4
EBIT	77.1	56.8	35.7
EBIT margin in %	7.7	6.9	-
Working capital as % of sales	14.7	15.9	-
Employees as of the reporting date	5,328	4,930	8.1

Process Equipment

Process Equipment

- Strong demand, especially from industry, petrochemicals, and energy aftermarket
- Rise in profitability despite start-up costs for new US production location
- Further acquisitions in 2008


GEA



Hildemar Böhm
Division President

Process Equipment

Mechanical Separation

- Strong demand from food industry and shipbuilding
- Further growth in waste water treatment in BRIC countries and Eastern Europe


CA 1036
GEA



Holger Heinrich
Division President

Process Equipment

Dairy Farm Systems
From 2008: Farm Technologies

- Growing demand from Eastern Europe and Asia
- Good market position in Western Europe and US defended
- Acquisition of Houle & Fils already contributing to higher EBIT margin


GEA



Dirk Hejnal
Division President

Process Equipment business figures

Significant improvement in EBIT margin

EUR million	Q1-Q4 2007	Q1-Q4 2006	Change in %
New orders	1,738.5	1,448.2	20.0
Order book	544.2	382.6	42.2
Sales	1,565.4	1,374.6	13.9
EBIT	208.0	154.0	35.0
EBIT margin in %	13.3	11.2	-
Working capital as % of sales	24.9	24.0	-
Employees as of the reporting date	6,882	6,155	11.8

Process Engineering

Energy Technology From 2008: Thermal Engineering

- Extraordinarily large order for world's largest air-cooled power plant in Medupi, South Africa
- Strong demand from China and the Middle East
- New production locations opened in China and Qatar
- Acquisitions round out the portfolio





Helmut Schmale
Division President

Matimba / South Africa


509 m
70 m

Medupi – largest order for the Energy Technology division



509 m
669 m
70 m
108 m

Medupi – largest order in the Energy Technology division

Largest coal-fired power plant in the world,
with a capacity of 6 x 790 MW.



Process Engineering

Process Technology

From 2008:
Process Engineering
and
Pharma Systems

- Continued strong inflow of new orders particularly from Eastern Europe and Asia
- Good growth from chemicals industry, milk processing sector, and breweries
- Rising global demand for milk powder strengthens division's leading position
- Integration of Procomac running to schedule





Michael Andersen
Acting Division President
until 05/31/2008



Anders Wilhjelm
Division President
from 06/01/2008

Process Engineering business figures

New orders once again at record levels

EUR million	Q1-Q4 2007	Q1-Q4 2006	Change in %
New orders	2,666.0	2,264,2	17.7
Order book	1,839.9	1,428,0	28.8
Sales	2,242.7	1,773,5	26.5
EBIT	149.6	110,3	35.7
EBIT margin in %	6.7	6,2	-
Working capital as % of sales	5.4	5,7	-
Employees as of the reporting date	6,807	5,879	15.8

Plant Engineering

2007 disposals

Disposal of Lurgi as of July 20, 2007

Disposal gain of EUR 207.0 million

Disposal of Lentjes GmbH as of December 21, 2007

Lentjes GmbH and its subsidiaries - loss of EUR 179.7 million in 2007

Overall result from discontinued operations slightly positive (EUR 29.1 million)

Quarterly comparisons (rolling)


EUR million
%
Order Intake
Sales
EBIT Margin
Relevant average
of last 4 quarters
1,300
1,200
1,100
1,000
900
800
700
10.0
9.5
9.0
8.5
8.0
7.5
7.0
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07

Consolidated income statement for 2007

EUR million	2007	2006
Sales	5,198.575	4,346.201
Cost of sales	-3,869.546	-3,232.233
Gross profit	**1,329.029**	**1,113.968**
Selling expenses	-441.798	-396.163
Administrative expenses	-450.596	-391.178
Other expenses	-16.130	-29.161
Net income/loss on enterprises reported at equity	1.206	-0.359
Other financial income	0.492	1.087
EBIT (earnings before interest and tax)	**422.203**	**298.194**
Net interest result	-51.703	-44.464
EBT on continuing operations	**370.500**	**253.730**
Income taxes	-116.056	-66.307
Net income on continuing operations	**254.444**	**187.423**
Net income/loss on discontinued operations	**29.069**	**-475.647**
Net income/loss	**283.513**	**-288.224**

Consolidated balance sheet

EUR million	12/31/2007	12/31/2006	Change in %
Assets			
Non-current assets	2,349.0	2,248.9	
thereof Goodwill	1,299.7	1,250.8	
thereof Deferred taxes	364.9	431.8	
Current assets	2,382.3	2,119.1	
Assets available for sale	16.7	583.4	
Total assets	4,748.0	4,951.4	-4.1
Equity and liabilities			
Equity	1,413.7	1,261.5	
Equity ratio in %	29.8	25.5	
Non-current liabilities	857.3	876.1	
Current liabilities	2,477.0	1,870.8	
Liabilities related to assets held for sale	0.0	943.0	
Total equity and liabilities	4,748.0	4,951.4	-4.1

Net position

Reconciliation net position, EUR million	
12/31/2006 *	492.0
Disposal Plant Engineering including operational losses	-378.8
Impact of acquisitions on net position	-118.4
Share buy back	-100.3
Capital expenditure in tangible and intangible assets	-139.4
Increase in Working Capital	-94.1
Operating result	400.3
12/31/2007	61.3

* Still includes Plant Engineering as of December 31, 2006

2007 share repurchase

01/01/2007:	Share capital consisting of 194,366,618 ordinary shares
07/31/2007	Cancellation of 6,231,002 treasury shares (existing holdings)
09/24 - 12/20/2007:	Purchase of 4,152,771 shares
Average purchase price:	EUR 24.16
Total amount:	EUR 100.3 million

Sale of 190,000 non-cancellable treasury shares

12/31/2007:	Cancellation of 4,152,771 shares completed
12/31/2007:	- Share capital consisting of 183,982,845 ordinary shares - GEA Group holds no treasury shares

Acquisitions in 2007

Position expanded in terms of technology, geography, and value-creation

Position strengthened in refrigeration technology for food

Portfolio expanded to include filling technology

Dairy Farm Systems Division expanded to become systems-provider

Acquisition of latest milking robot technology

2007 sales * over EUR 210 million

* Annualized figure

Acquisition of J. Houle & Fils / Canada

Portrait:

- Houle is a market leading company in engineering, manufacturing and distribution of manure handling equipment and systems, barn cleaners, cow stalls and related equipment and services.
- Major expansion of Dairy Farm Systems Division's product range
- Workforce of 257 employees







Acquisition of Procomac / Italy

Portrait:

- Specializes in the manufacturing and installation of aseptic filling equipment for PET bottles for high-quality drinks
- Technology leader in this area with very strong market position
- Workforce of 516 employees
- Main customers are large and medium-sized drinks companies and filling companies such as Nestlé, Coca-Cola, Pepsi, Danone and Cadbury Schweppes





Acquisition of Aero Heat Exchanger (AeroFreeze) / Canada

Portrait:

- AeroFreeze constructs and sells industrial refrigeration systems for the food industry
- Workforce of 173 employees
- Significant expansion of our product and service range in refrigeration technology
- Product portfolio:
    - Spiral freezing systems
    - Linear freezing systems


AERO



Continuation of internationalization investments in 2007

USA




China


GEA Btt


Qatar


GEA
Welcome to the Grand Opening of GEA Btt Qatar October 30, 2007.


Total investments of EUR 139.4 million

Employees

Employees by region in %



2007
5
8
13
34
40
Germany
Europe
America
Asia
Other
2006
4
8
12
37
39

19,560 employees (+11.9%)

17,473 employees

Special payment to employees

Employees are our most important asset

All employees worldwide except senior managers

Three categories (EUR 80, EUR 160, and EUR 240 per employee) - depending on average purchasing power of country groups

Total volume of EUR 4.1 million

Creating value for shareholders

Objective: creating value through outperforming indices and peers

Implementation through:

- Supporting excellent managers and staff members
- High level of innovation
- Attractive value-creation partner for our customers
- Reliable and dependable

Share price performance of GEA Group Share and MDAX
January 1, 2007 - April 18, 2008



Price on December 29, 2006: EUR 17.07
in %
170
160
150
140
130
120
110
100
90
80
70
GEA +41 %
MDAX -2 %
01/01/2007
01/21/2007
02/10/2007
03/02/2007
03/22/2007
04/11/2007
05/01/2007
05/21/2007
06/10/2007
06/30/2007
07/20/2007
08/09/2007
08/29/2007
09/18/2007
10/08/2007
10/28/2007
11/17/2007
12/07/2007
12/27/2007
01/19/2008
02/05/2008
02/25/2008
03/16/2008
04/05/2008
GEA Group Change in %
MDAX Change in %

GEA Performance Share Plan

GEA management is also a shareholder

	Employees entitled to participate	Participants
2006	89	64.0 %
2007	64	73.4 %
2008 (contract level 3)	263	

Relative performance of GEA share to MDAX determines payment

New management bonus system

Uniform Group implementation for 250 senior managers

Launched on January 1, 2008

Year-on-year comparison instead of comparison to budget

Benchmarks: EBIT, EBIT margin, working capital ratio to sales

Payments not made until targets (typically previous year's figures) have been reached or exceeded

Value Creator Award

Challenge cup

Best relative increase in corporate value

Measurement using value-drivers

Year-on-year comparison

2008 winner
Farm Technology Division


GEA

External factors determining success


dairy technology
beverage technology
starch technology
Food
fish, meat, fats
processing of oils and fats
growing
world population
6,600,000,000
functional food/
pharmaceuticals
industrial
biotechnology
sustainability
Life Science
Environment / Infrastructure
power
generation
environmental
technology
logistics /
transportation

World Population 2007


USA
304 m
Europe
728 m
China
1,331 m
India
1,136 m
Latin
America
577 m.

Total: 6,616 mill.

Source: UNFPA, State of World Population 2007

Expected World Population 2050


USA
395 m.
Europe
653 m
China
1,392 m
Latin
America
783 m
India
1,593 m

Total: > 9 billion

Source: UNFPA, State of World Population 2007

Growth of the middle class over the next 20 years

Growth of middle class from 220 million to over 1.2 billion people

Prospective doubling of average incomes in developing countries

Over one billion new end-customers for high-quality food, energy, and medicine



in millions of people
1400
1200
1000
800
600
400
200
0
2000
2030
Africa
South Asia
Middle East
Latin America
Europe and Central Asia
East Asia

Source: World Bank: "Global Economic Prospects 2007: Managing the Wave of Globalization"

Less poverty as a result of globalization

The number of people obliged to live on less than one US dollar per day fell from 1.25 billion in 1990 to 980 million in 2004.



in %
50,0
45,0
40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
1990
2004
46,8
41,1
41,1
29,5
33,0
9,9
10,3
8,7
20,8
6,8
1,6
3,8
2,6
1,4
Africa (excluding North Africa)
South Asia
East Asia
Latin America/ Caribbean
South East Asia
West Asia
North Africa

Source: United Nations, Millennium Goal Database

Core technologies

Industries	Heat exchange	Mass exchange
milk	heat	separate
beer	cool	dry (dewater) / dose
Juices / wines /spirits	freeze	pump / dose
Fats / sugar / coffee / cocoa		agglomerate / package
starch		
pharma / cosmetics		
Chemicals / oil / gas		
power generation		
HVAC		
other		



GEA - growth and global prosperity

Growth areas	GEA contribution
Food	Milk production
	Milk processing plant
	Breweries
	Refrigeration technology for the warehousing and transportation of food
	Filling plant
	Drying technology for cost-effective transportation and warehousing of food
Energy	Production of heat exchangers
	Cooling towers
	Process components for oil and gas plant
Climate and environment	Energy-efficient air conditioning systems
	Environmentally friendly processes in shipbuilding
	Water clarification plants
	Environmentally friendly refrigeration technology

Objective: continuation of long-term growth

GEA Group: sales growth in EUR mill[1])


6,000
5,000
4,000
3,000
2,000
1,000
0
Total growth
+ 1,622 %
CAGR
+12.6%
2)
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
99/2000
2000/01
2001/02
2003
2004
2005
2006
2007
Sales in EUR mill.

1) only core GEA segments

2) excluding exchange rate effects to US dollar: EUR 2.9 billion

GEA: Cooperation between divisions

Faster expansion into growth markets through coordination between divisions

Boosting service business of the GEA Group

Cross-divisional production locations in lower wage countries

Securing innovation pipeline across the entire Group

Global positioning and strong identification of GEA brand

Clear brand structure

GEA Group	GEA
Niro A/S	GEA Niro
PROCOMAC	GEA Procomac
Huppmann	GEA Huppmann
GEA Westfalia Separator Mechanical Separation Division	GEA Westfalia Separator
WestfaliaSurge	GEA Westfalia Surge
Lurgi Bischoff	GEA Bischoff
Denco	GEA Denco

New Structure

Energy and Farm Technology

- Thermal Engineering
- Emission Control
- Air Treatment
- Farm Technologies



Process Technology

- Process Engineering
- Pharma Systems
- Process Equipment
- Refrigeration
- Mechanical Separation



Management development

Management capabilities

Personal integrity

The determination to be Number 1

GEA with passion - not obsession

Promoting corporate development

Product and Process Innovation Contest

Employee-driven ideas and improvement management scheme: "i^2m"

NEW IN 2007



GEA



Criteria for acquisitions

Supplementing or expanding existing product portfolio

Core technologies: heat or mass exchange

End-customers with focus on food industry, energy, or climate/environment

Synergy effects

Value contribution for division and GEA

2008 acquisitions - good progress so far

Bloksma*, Almere/Netherlands	Heat exchangers
ViEX, Newmarket/Canada	Heat exchangers
Univalve, Schiltigheim/France	Valves
NEMA AirFin, Netzschkau/Germany	Air coolers
PSSP, Willenhall/UK	Thermal engineering

Annual sales volumes of over EUR 75 million

Further acquisitions under review

Share repurchase is the benchmark

* Anti-trust authority approval applied for

2008 financial year

Growth in new orders of 5 to 10%

Sales increase of around 10%

Improvement of EBIT margin in core segments by 70 to 80 basis points

Further optimization of the product portfolio

Expansion of global sales and manufacturing base

Acquisitions and potentially further share repurchases

Higher dividend

2009 financial year

Sales growth of 5 to 10%

Improvement in the EBIT margin of core segments to over 10%

Targeted level of net debt: 50% of consolidated equity

Dividend equivalent to one third of consolidated earnings



Disclaimer

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

The GEA Group

Engineering Excellence

The GEA Group in summary

- The company focuses on specialty mechanical engineering - especially process engineering and equipment.

- The GEA Group is one of the world's market and technology leaders in 90 per cent of its businesses.

- The company reported sales of EUR 5.2 billion in 2007 and employed 20,128 people as of March, 2008.



The GEA Group in summary

- The GEA Group is a driver of innovation in its markets; up to 70 per cent of products are less than three years old.
- The key markets are the dairy industry, the food industry and the petrochemicals as well as the energy sector.
- GEA Group is a leading international technology group with operating companies in more than 50 countries.
- GEA Group Aktiengesellschaft is the management holding company of GEA Group; and is listed on the German MDAX.



Four guiding strategic principles

Market leadership and focus
- Number one or two in each of its markets around the world*
- Focus on core competencies and core technologies

Technology leadership through innovation
- Technology leader in main markets
- Differentiation through technological lead

Strong focus on bottom line
- Decentralized organizational structure with global responsibility within each division
- Cost leadership through high productivity and a global manufacturing base

Calculated risks
- Stability through diversification across applications and regions
- Thorough risk assessment of projects



* Air Treatment focussed on Europe

Chronicle

mg

1881	Metallgesellschaft AG is founded
up to 1914	MG is a global organization operating on every continent
1992	Global player with sales of EUR 13 billion and 63,000 employees
1993	MG in crisis; first wave of restructuring
1999	MG acquires GEA AG
2000	„Metallgesellschaft AG“ is renamed "mg technologies ag„
2003	Strategic realignment

GEA

1920	Gesellschaft für Entstaubungs-anlagen (GEA) is founded
1989	GEA goes public
1991	Grasso Group is acquired
1993	Niro A/S is taken over
1994	Westfalia Separator is acquired
1995	Tuchenhagen is taken over; GEA is now a global player with sales of some EUR 2 billion and 17,000 employees
1999	GEA AG is acquired by MG

2005	GEA AG is merged with mg technologies ag Group holding company relocates from Frankfurt to Bochum „mg technologies ag“ is renamed "**GEA Group Aktiengesellschaft**"
2007	Divestment of Lurgi and Lentjes
2008	New structure with new segments

GEA Group operates around the world


2,139
764,5 m€
14,087
2,620 m€
195
128.1 m€
240
253.9 m€
1,593
701.2 m€
245
291.6 m€
483
236.3 m€
316
126.5 m€
262
76.5 m€

19,560
Employees

5,198.6 m€
Sales

External factors determining success



dairy technology
beverage technology
starch technology
Food
fish, meat, fats
processing of oils and fats
growing
world population
6,600,000,000
functional food/
pharmaceuticals
industrial
biotechnology
sustainability
Life Science
Environment / Infrastructure
power
generation
environmental
technology
logistics /
transportation

Growth drivers - Food, healthcare, energy

- Continuous growth in world population
- Rising incomes, especially in emerging markets due to advancing industrialization
- Growing demand for quality in food, beverages and pharmaceuticals
- Growing demand for energy
- Rising oil prices



GEA Tuchenhagen
Mixing battery

GEA - growth and global prosperity

Growth areas	GEA contribution
Food	Milk production Milk processing plants Breweries Refrigeration technology for the warehousing and transportation of food Filling plants Drying technology for cost-effective transportation and warehousing of food
Energy	Production of heat exchangers Cooling towers Process components for oil and gas plants
Climate and environment	Energy-efficient air conditioning systems Environmentally friendly processes in shipbuilding Water clarification plants Environmentally friendly refrigeration technology

Global supplier of cutting-edge process engineering

Highlights

Milk
- Farm Systems' global market share of milking equipment roughly 30 per cent
- Annual milk production of around 600 million tonnes

Beer
- Approximately 20 per cent of global beer production in plants from GEA Tuchenhagen
- GEA equipment used in more than 50 per cent of global beer production
- Global beer output approx 1.7 billion hectoliters

Instant coffee
- 30 per cent produced in plants using GEA technology
- Global production of around 440,000 tonnes

Core technologies

milk

beer

Juices / wines /spirits

Fats / sugar / coffee / cocoa

starch

pharma / cosmetics

Chemicals / oil / gas

power generation

HVAC

other

Heat exchange

heat

cool

freeze

Mass exchange

separate

dry (dewater) / dose

pump / dose

agglomerate / package



New Structure

Energy and Farm Technology

Thermal Engineering


Emission Control


Air Treatment


Farm Technologies


Process Technology

Process Engineering


Pharma Systems


Process Equipment


Refrigeration


Mechanical Separation


GEA Group in detail

Energy- and Farm Technology









Thermal Engineering

- Dry and wet cooling systems
- Process coolers
- Heller systems

Emission Control

- Dust Collection Systems
- Dry and wet DeSOx
- DeNOx
- Heavy Metal Removal
- Separation of Acid Components

Air Treatment

- Chillers
- Centralized and decentralized heating, ventilation and air-conditioning systems

Farm Technologies

- Milking systems
- Milking roboter
- Milk tanks
- Vacuum systems
- Cleaning agents
- Animal care products

2007 Sales in EUR million 1,648.3

GEA Group in detail

Process Technology







Process Technology

- Dryers
- Granulators
- Evaporators
- Crystallizers
- Mixing and dosing systems
- Process automation

Pharma Systems

- Dryers
- Granulators
- Mixing and dosing systems

Process Equipment

- Compact heat exchangers
- Tubular heat exchangers
- Plate heat exchangers
- Valves and pumps
- Homogenizers

Refrigeration

- Piston and screw compressors
- Evaporators
- Condensers
- Ice machines
- Cooling and freezing systems

Mechanical Separation

- Separators
- Decanters

2007 Sales in EUR million	3,159.0

2007 key figures GEA Group (continuing operations)

EUR million	2007
New orders	**5,794.4**
Sales	**5,198.6**
EBITDA	**422.2**
EBIT	**370.5**
Employees (31 Dec.)	**19,560**



GEA Grasso rotor pair for refrigeration screw compressors



GEA Energy Technology air condenser in a waste incineration plant in Mallorca

Q 1 - 2008 key figures GEA Group

EUR million	Q1 2008	Q1 2007	Change (%)
New Orders	**1,444.4**	1,381.3	**4.6**
Sales	**1,189.6**	1,055.6	**12.7**
EBITDA	**97.6**	81.4	**20.0**
EBIT	**77.1**	64.3	**19.8**
EBT	**68.0**	51.8	**31,2**
Employees (31 March)	**20,128**	17,897	**12.5**

GEA Group Aktiengesellschaft
Dorstener Straße 484
44809 Bochum
Germany

Tel.: +49 (0) 234-980-0
Fax: +49 (0) 234-980-1004

www.geagroup.com





The GEA Group – 2008

Engineering Excellence.

German & Austrian Corporate Conference

First Quarter 2008

Frankfurt, June 4-5, 2008

Agenda

GEA at a glance

Financials Q1 2008

Outlook

GEA at a glance:

New Segmentation 2008

Energy and Farm Technology

Sales FY 07: 1648 m€

- Thermal Engineering (formerly Energy Technologies)
- Emission Control (formerly Gas Cleaning)
- Air Treatment
- Farm Technology (formerly Dairy Farm Systems)

Process Technology

Sales FY 07: 3159 m€

- Process Engineering
- Pharma Systems (formerly part of Process Engineering)
- Process Equipment
- Refrigeration
- Mechanical Separation

GEA at a glance:
Core technologies

	Heat exchange			Mass exchange			
	heat	cool	freeze	separate	dry (dewater) / dose	pump / dose	agglomerate / package

- milk
- beer
- juices / wines /spirits
- fats / sugar / coffee / cocoa
- starch
- pharma / cosmetics
- chemicals / oil / gas
- power generation
- HVAC
- other



GEA at a glance:

External factors determining success

dairy technology
beverage technology
starch technology


Food

fish, meat, fats
processing of oils and fats

growing world population



> 6,7 billion in March 2008

chemicals / pharmaceuticals
industrial biotechnology
biodiesel / bioethanol


Life Science


Environment / Infrastructure

power generation
environmental technology
logistics / transportation

GEA at a glance:

Sales* by Industry 2007



Other, 6%
HVAC/ Building & Construction, 9%
Energy, 11%
Marine, 4%
Chemical/ Mineral Oil/ Gas, 14%
Pharma, 6%
Food, 50%

*Core Segments plus Emission Control (Bischoff)

GEA at a glance:

GEA - growth and global prosperity

Growth areas	GEA contribution
Food	Milk production Milk processing plant Breweries Refrigeration technology for the warehousing and transportation of food Filling plant Drying technology for cost-effective transportation and warehousing of food
Energy	Production of heat exchangers Cooling towers Process components for oil and gas plant
Climate and environment	Energy-efficient air conditioning systems Environmentally friendly processes in shipbuilding Water clarification plants Environmentally friendly refrigeration technology

Long term growth

GEA[1] development of Sales in mEUR


6.000
5.000
4.000
3.000
2.000
1.000
0
total growth
+ 1,622 %
CAGR
+12.6%
2)
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
99/2000
2000/01
2001/02
2003
2004
2005
2006
2007
Sales mEUR

[1] GEA Core segments only
[2] Without USD effects 2.9 bn EUR

GEA at a glance:

Sales by region Q1 2008 vs. Q1 2007



35%
30%
25%
20%
15%
10%
5%
0%
18%
32%
14%
5%
13%
6%
12%
22%
32%
14%
4%
12%
6%
10%
Sales 2008
Sales 2007
Germany
EU
North America
South America
Asia
Middle East
Others

+12.7% 1,189.6 EUR million 1,055.6 EUR million

GEA at a glance:

Employees by region Q1 2008 vs. Q1 2007


40%
35%
30%
25%
20%
15%
10%
5%
0%
35%
37%
11%
3%
8%
1%
5%
37%
38%
9%
3%
8%
1%
4%
Employees by region 2008
Employees by region 2007
Germany
EU
North America
South America
Asia
Middle East
Others

+12.5% 20,128 employees 17,897 employees

GEA at a glance:

GEA Group - all over the world 2007


2,139
764,5 m€
14,087
2,620 m€
195
128.1 m€
240
253.9 m€
1,593
701.2 m€
245
291.6 m€
483
236.3 m€
316
126.5 m€
262
76.5 m€

19,560
Employees

5,198.6 m€
Sales

GEA at a glance:

Guiding Principles

Market leadership and concentration on core technologies

Technological leadership through outstanding innovation power

Profit orientation: profitability before volume, strict portfolio & cost management

Calculated risks: active risk management and stability through diversification

GEA at a glance:

GEA Performance Share Plan

GEA management is also a shareholder

	Participation of GEA management	Share price
2006	64.0 %	~ 11 €
2007	73.4 %	~ 24 €

Relative performance of GEA share to MDAX determines payment

GEA at a glance:

Bonus system 2005


Individual targets
result basis share
Budget Capital employed 1/4
Budget-EBT GEA 3/4
Variable ratio

Fixed salary	100
Result basis salary	24
Performance basis salary	73
Maximum salary	**197**

GEA at a glance:

Bonus system 2008 - Holding



Result and performance basis share
Individual targets max.
Net Working Capital/ Sales
EBIT GEA
EBIT-Margin GEA
Variable ratio
3 targets each 10 %
If the hurdle* is reached: 10% + Xx1% (X=10 basis points improvement)
If the hurdle* is reached: 10% + Xx1% (X=percent hurdle exceeded)
For each 0.1% absolute increase 10 % bonus

* Hurdles need to be fixed annually and individually for the Divisions by the Executive Board latest in December of the previous fiscal year. In general hurdles will be equal to previous year actual figures.

Fixed salary	100
Result and performance basis salary	150
Maximum salary	**250**

GEA at a glance:
Bonus system 2008 - Divisions

[redacted]



Result and performance basis share
Individual targets
Net Working Capital/ Sales
EBIT GEA
EBIT Div
EBIT-Margin Div
Variable ratio
3 targets each 5 %
If the hurdle* is reached 10% + Xx1% (X=10 basis points improvement)
If the hurdle* is reached 10% + Xx1% (X=percent hurdle exceeded)
For each 0,1% absolute increase 10 % bonus

* Hurdles need to be fixed annually and individually for the Divisions by the Executive Board latest in December of the previous fiscal year. In general hurdles will be equal to previous year actual figures.

Financials Q1 2008

Financials Q1 2008:
Highlights

- EPS Q1 plus ~ 50 %
- EBIT Margin core segments Q1 plus 83 bps
- Sales core segments Q1 20 % up
- Order intake core segments March plus 12 %

Financials Q1 2008: Core segments
Margin improvement

in EUR million	**Q1 2008**	Q1 2007	in %
Order Intake	**1,376.7**	1,270.3	8.4
Order Backlog	**2,827.3**	2,446.5	15.6
Sales	**1,120.6**	935.9	19.7
EBIT	**82.6**	61.1	35.1
EBIT in % of sales	**7.4%**	6.5%	-
Employees	**19,694**	17,445	12.9

Financials Q1 2008: Core segments
Margin improvement

Q1 2008 vs. Q1 2007

	Energy and Farm Technology	Process Technology	Core Segments
Order Intake	+ 6.5 %	+ 9.3 %	+ 8.4 %
w/o Thermal Engineering	+ 12.5 %		+ 10.0 %
Order Backlog	+ 14.8 %	+ 16.2 %	+ 15.6 %
Sales	+ 7.1 %	+ 26.9 %	+ 19.7 %
EBIT	+ 15.4 %	+ 42.9 %	+ 35.1 %
EBIT margin	+ 40 bps	+ 92 bps	+ 83 bps

Financials Q1 2008: Core segments
Rolling quarterly averages

EUR million



1.500
1.400
1.300
1.200
1.100
1.000
900
800
700
600
10,0%
9,8%
9,6%
9,4%
9,2%
9,0%
8,8%
8,6%
8,4%
8,2%
8,0%
Q2 04 - Q1 05
Q3 04 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Q4 06 - Q3 07
Q1 07 - Q4 07
Q2 07 - Q1 08
Order Intake
Sales
EBIT-Margin

Group earnings + 50 %

EUR million	**Q1 2008**	Q1 2007	in %
Order Intake	**1.444,4**	1.381,3	4,6
Order Backlog	**2.834,1**	2.463,9	15,0
Sales	**1.189,6**	1.055,6	12,7
EBIT	**77,1**	64,3	19,8
EBIT-Margin	**6,5%**	6,1%	-
EPS in EUR*	**0,27**	0,17	58,9

* on continued operations

Outlook

Outlook:

Margin core segments nearly 10 % in 2008

Order intake	+ 5 - 10 % organically
Sales	+ ~10 % organically
EBIT margin core segments	+ 70 - 80 bps
Capex	3 % of sales

Outlook:

Margin core segments over 10 % in 2009

Sales	+ 5 - 10 % organically
EBIT margin core segments	> 10 %

Achieving gearing ratio about 40-50 % (w/o pensions)

Enhancing dividend policy to about 1/3 of net income

Financial calendar

July 31, 2008	Interim Report Q2
October 31, 2008	Interim Report Q3
March 12, 2009	Financial Statements Press/ Analysts Conference
April 22, 2009	Annual Shareholders´ Meeting
May 5, 2009	Interim Report Q1
July 30, 2009	Interim Report Q2
October 29, 2009	Interim Report Q3

Disclaimer

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.



Back up

Back up: Energy and Farm Technology
Performance

Q1 2008 vs. Q1 2007

Energy and Farm Technology	OI	Sales	EBIT	margin
Thermal Engineering 	→	→	→	↑
Emission Control 	↓	→	→	↑
Air Treatment 	↑	↑	↑	↑
Farm Technology 	↑	↑	↑	↑

Back up: Energy and Farm Technology

Solid and positive markets

- **Thermal Engineering:**
  - Sound project situation in power and process cooling
  - Order placement of big projects expected in second half of 2008
  - Successful integration of newly started sites in China and Qatar

- **Emission Control:**
  - Focus on engineering and special parts contracts leads to lower order intake but higher margin

Back up: Energy and Farm Technology

Solid and positive markets

- **Air Treatment:**
  - Mild winter leads to good order intake from building industry
  - Solid business growth in Western Europe, strong growth in Eastern European markets and Turkey
  - Margin improvement process backed by resolved production problems of new product line

- **Farm Technology:**
  - Houle & Fils acquisition contributed substantially
  - Strong sales growth due to enlarged dealer network and improved market position
  - Growing interest in high quality milk production and processing from South America

Solid and positive markets

in EUR million	**Q1 2008**	Q1 2007	in %
Order Intake	**451.8**	424.3	6.5
Order Backlog	**1,255.7**	1,093.9	14.8
Sales	**363.2**	339.2	7.1
EBIT	**20.1**	17.4	15.4
EBIT in % of sales	**5.5%**	5.1%	-
Employees	**6,597**	5,719	15.4

Back up: Process Technology
Performance

Q1 2008 vs. Q1 2007

Process Technology	OI	Sales	EBIT	margin
Process Engineering	↓	↑	↑	↑
Pharma Systems	↓	↓	↓	↓
Process Equipment	↑	↑	↑	↑
Refrigeration	↑	↑	↑	↑
Mechanical Separation	↑	↑	↑	↗

Back up: Process Technology

Very positive component business

- **Process Engineering:**
  - Good order intake from dairy and food markets both liquid and dry processing
  - Strong demand from BRIC countries (esp. Brazil) drives diversification from traditional European markets

- **Pharma Systems:**
  - Cost reduction programmes of major Pharma companies impacted delay of investment decisions in US and Europe
  - Earnings burdened by restructuring costs

Back up: Process Technology

Very positive component business

- **Process Equipment:**
  - Positive impact from economic growth in Asia, Brazil and Russia
  - Strong energy cycle for transformator and generator coolers as well as for air cooler for diesel power plants
  - Good order intake for plate heat exchangers as well as for shell&tube heat exchangers for marine

- **Refrigeration:**
  - Strong demand from food and petrochemical industry
  - Aerofreeze above expectations

- **Mechanical Separation:**
  - Good order intake from dairy and beverage
  - Shipbuilding activities still on high level esp. in China; upcoming markets in Vietnam and India
  - Increasing demand for drillships and drill rigs

Very positive component business

GEA

in EUR million	**Q1 2008**	Q1 2007	in %
Order Intake	**924.9**	845.9	9.3
Order Backlog	**1,571.6**	1,352.5	16.2
Sales	**757.4**	596.7	26.9
EBIT	**62.5**	43.8	42.9
EBIT in % of sales	**8.3%**	7.3%	-
Employees	**13,097**	11,726	11.7

Back up:

GEA Group earnings + 50 %

in EUR million	**Q1 2008**	Q1 2007	in %
Energy and Farm Technology	**20.1**	17.4	15.4
Process Technology	**62.5**	43.8	42.9
Subtotal	**82.6**	61.1	35.1
Holding	**(5.5)**	(5.1)	-7.2
Other companies / Consolidation	**(0.1)**	8.3	-101.2
Subtotal	(5.6)	3.2	-275.0
Total	**77.1**	64.3	19.8

Back up:

GEA Group earnings + 50 %

in EUR million	Q1 2008	Q1 2007	in %
Order Intake	**1,444.4**	1,381.3	4.6
Order Backlog	**2,834.1**	2,463.9	15.0
Sales	**1,189.6**	1,055.6	12.7
EBIT	**77.1**	64.3	19.8
Interest expenses	**(9.1)**	(12.5)	27.2
EBT	**68.0**	**51.8**	31.2
Taxes	**(18.5)**	(20.1)	8.2
Net income on continued operations	**49.5**	31.6	56.6
Net income on discont. operations	-	1.4	-
Net income	**49.5**	33.0	49.9

Back up:
GEA Group: Net position

in EUR million	Mar 08
Net Position Dec. 2007	**61.3**
EBITDA	97.6
Change in Net Operating Working Capital	(95.1)
Capex tangible/intangible assets	(26.5)
Net position effect from capex in shares	(18.2)
Cash Effect Provisions (incl. pensions)	(8.3)
Tax payments	(18.0)
P&L interest result w/o pensions	(3.7)
Cash Effect DOP	(48.1)
Other effects	4.4
Net Position March 2008	**(54.6)**

Back up:

GEA Group: Income Statement Q1 2008

(EUR million)	Q1 2008	in % sales	Q1 2007	in % sales
Sales	1,189.6	100.0%	1,055.6	100.0%
Cost of sales	-872.5	-73.3%	-784.8	-74.3%
Gross profit	**317.1**	**26.7%**	**270.9**	**25.7%**
Selling expenses	-113.5	-9.5%	-104.8	-9.9%
Administrative expenses	-116.0	-9.8%	-98.5	-9.3%
Other income/expenses	-10.7	-0.9%	-3.3	-0.3%
Net income on enterprises reported at equity	0.2	0.0%	0.0	0.0%
Earnings before interest and tax (EBIT)	**77.1**	**6.5%**	**64.3**	**6.1%**
Interest income/expenses	-9.1	-0.8%	-12.5	-1.2%
Earnings before tax on continued operations	**68.0**	**5.7%**	**51.8**	**4.9%**
Income taxes	-18.5	-1.6%	-20.1	-1.9%
Net income on continued operations	**49.5**	**4.2%**	**31.6**	**3.0%**
Net income on discontinued operations	-	-	**1.4**	**0.1%**
Net income	**49.5**	**4.2%**	**33.0**	**3.1%**
of which minority interest	0.2	0.0%	0.0	0.0%
of which attributable to shareholders of GEA Group Aktiengesellschaft	49.2	4.1%	33.0	3.1%

Back up:

GEA Group: Balance Sheet Q1 2008

Assets (EUR million)	Q1 2008		2007		Change in %
Property, plant and equipment	492.6	10.3%	486.0	10.2%	1.3
Investment property	44.0	0.9%	44.7	0.9%	-1.6
Goodwill	1,294.2	27.2%	1,299.7	27.4%	-0.4
Other intangible assets	95.1	2.0%	95.9	2.0%	-0.8
Investment in enterprises reported at equity	13.6	0.3%	14.6	0.3%	-6.5
Other non-current financial assets	54.8	1.2%	43.2	0.9%	26.7
Deferred taxes	357.8	7.5%	364.9	7.7%	-2.0
Non-current assets	**2,352.1**	**49.4%**	**2,349.0**	**49.5%**	**0.1**
Inventories	739.3	15.5%	674.7	14.2%	9.6
Trade receivables	1,216.8	25.5%	1,241.5	26.1%	-2.0
Income tax assets	20.9	0.4%	11.2	0.2%	87.3
Other current financial assets	191.2	4.0%	175.7	3.7%	8.8
Cash and cash equivalents	227.2	4.8%	279.2	5.9%	-18.6
Current assets	**2,395.5**	**50.3%**	**2,382.3**	**50.2%**	**0.6**
Assets held for sale	**16.7**	**0.4%**	**16.7**	**0.4%**	**-0.1**
Total assets	**4,764.2**	**100.0%**	**4,748.0**	**100.0%**	**0.3**

Back up:

GEA Group: Balance Sheet Q1 2008

Equity and liabilities (EUR million)	**Q1 2008**		**2007**		**Change in %**
Issued capital	496.9	10.4%	496.9	10.5%	0.0
Additional paid-in capital	1,079.6	22.7%	1,079.6	22.7%	0.0
Retained earnings	-81.2	-1.7%	-130.4	-2.7%	37.8
Accumulated other comprehensive loss/income	-62.9	-1.3%	-35.9	-0.8%	-74.9
Minority interest	2.5	0.1%	3.5	0.1%	-29.0
Equity	**1,435.0**	**30.1%**	**1,413.7**	**29.8%**	**1.5**
Non-current provisions	226.4	4.8%	231.6	4.9%	-2.2
Non-current obligations to employees	510.2	10.7%	513.4	10.8%	-0.6
Non-current financial liabilities	18.4	0.4%	20.9	0.4%	-11.6
Other non-current liabilities	7.3	0.2%	4.3	0.1%	69.5
Deferred taxes	99.5	2.1%	87.2	1.8%	14.1
Non-current liabilities	**861.8**	**18.1%**	**857.3**	**18.1%**	**0.5**
Current provisions	563.6	11.8%	606.8	12.8%	-7.1
Current obligations to employees	165.6	3.5%	168.0	3.5%	-1.4
Current financial liabilities	298.3	6.3%	223.4	4.7%	33.5
Trade payables	627.3	13.2%	763.0	16.1%	-17.8
Income tax liabilities	56.4	1.2%	54.7	1.2%	3.3
Other current liabilities	756.1	15.9%	661.1	13.9%	14.4
Current liabilities	**2,467.4**	**51.8%**	**2,477.0**	**52.2%**	**-0.4**
Total equity and liabilities	**4,764.2**	**100.0%**	**4,748.0**	**100.0%**	**0.3**

Back up:

Keyfigures

Order Intake (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	293,4	314,7	397,3	268,4	1.273,8	522,8	361,0	360,8	525,7	1.770,4	424,3	373,2	364,0	829,6	1.991,2	451,8
Process Technology	480,1	594,9	557,3	591,1	2.223,5	621,4	596,3	779,8	824,3	2.821,7	845,9	801,6	819,9	964,8	3.432,1	924,9
Core Segments	773,5	909,6	954,6	859,5	3.497,3	1.144,3	957,3	1.140,6	1.349,9	4.592,1	1.270,3	1.174,8	1.183,9	1.794,4	5.423,4	1.376,7
Group											1.381,3	1.266,3	1.276,1	1.870,7	5.794,4	1.444,4

Sales (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	216,1	262,0	285,5	349,7	1.113,3	261,4	333,5	339,4	429,9	1.364,1	339,2	409,0	403,5	496,6	1.648,3	363,2
Process Technology	418,9	491,7	509,6	632,2	2.052,3	499,5	613,8	641,0	846,5	2.600,7	596,7	745,6	854,8	961,9	3.159,0	757,4
Core Segments	635,0	753,7	795,1	981,9	3.165,6	760,9	947,3	980,4	1.276,3	3.964,9	935,9	1.154,5	1.258,3	1.458,5	4.807,2	1.120,6
Group	942,8	1.076,9	1.143,0	1.334,9	4.497,6	1.091,4	1.280,0	1.077,4	1.398,7	4.346,2	1.055,6	1.253,2	1.351,8	1.538,0	5.198,6	1.189,6

EBIT (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	6,5	15,9	24,2	32,4	78,9	9,3	24,7	21,5	39,8	95,3	17,4	30,0	37,1	55,4	139,8	20,1
Process Technology	25,3	42,7	39,9	88,6	196,5	28,2	48,7	56,8	97,6	231,3	43,8	68,4	70,7	118,8	301,7	62,5
Core Segments	31,9	58,5	64,0	121,0	275,4	37,5	73,4	78,3	137,4	326,6	61,1	98,4	107,8	174,2	441,5	82,6
Group	15,5	21,5	62,2	110,2	209,4	26,9	56,2	74,5	118,7	298,2	64,3	95,6	107,7	154,6	422,2	77,1

EBIT margin (in %)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	3,0%	6,1%	8,5%	9,3%	7,1%	3,5%	7,4%	6,3%	9,3%	7,0%	5,1%	7,3%	9,2%	11,2%	8,5%	5,5%
Process Technology	6,0%	8,7%	7,8%	14,0%	9,6%	5,6%	7,9%	8,9%	11,5%	8,9%	7,3%	9,2%	8,3%	12,3%	9,6%	8,3%
Core Segments	5,0%	7,8%	8,1%	12,3%	8,7%	4,9%	7,7%	8,0%	10,8%	8,2%	6,5%	8,5%	8,6%	11,9%	9,2%	7,4%
Group	1,6%	2,0%	5,4%	8,3%	4,7%	2,5%	4,4%	6,9%	8,5%	6,9%	6,1%	7,6%	8,0%	10,1%	8,1%	6,5%

Back up:

Rolling development of keyfigures

Average of four quarters

	Q1 2004 to Q4 2004	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007	Q3 2006 to Q2 2007	Q4 2006 to Q3 2007	Q1 2007 to Q4 2007	Q1 2008 to Q1 2008
Order Intake (in EUR million)														
Energie and Farm Technology	279,6	286,7	288,9	319,4	318,5	375,8	387,4	378,3	442,6	418,0	421,0	421,8	497,8	504,7
Process Technology	489,4	495,3	524,7	544,4	555,9	591,2	591,5	647,2	705,4	761,5	812,9	822,9	858,0	877,8
Core Segments	769,0	782,0	813,5	863,8	874,3	967,0	978,9	1.025,4	1.148,0	1.179,5	1.233,9	1.244,7	1.355,8	1.382,5
Sales (in EUR million)														
Energie and Farm Technology	250,9	257,6	261,9	271,3	278,3	289,6	307,5	321,0	341,0	360,5	379,4	395,4	412,1	418,1
Process Technology	480,1	483,2	484,6	495,1	513,1	533,2	563,8	596,6	650,2	674,5	707,4	760,9	789,7	829,9
Core Segments	731,0	740,8	746,5	766,4	791,4	822,9	871,3	917,6	991,2	1.035,0	1.086,8	1.156,3	1.201,8	1.248,0
EBIT (in EUR million)														
Energie and Farm Technology	18,3	18,4	18,1	18,5	19,7	20,4	22,6	22,0	23,8	25,8	27,2	31,1	34,9	35,6
Process Technology	42,6	43,5	43,8	44,4	49,1	49,8	51,4	55,6	57,8	61,7	66,6	70,1	75,4	80,1
Core Segments	61,0	61,9	61,9	62,9	68,8	70,3	74,0	77,5	81,7	87,6	93,8	101,2	110,4	115,7
EBIT margin (in %)														
Energie and Farm Technology	7,3%	7,1%	6,9%	6,8%	7,1%	7,0%	7,4%	6,8%	7,0%	7,2%	7,2%	7,9%	8,5%	8,5%
Process Technology	8,9%	9,0%	9,0%	9,0%	9,6%	9,3%	9,1%	9,3%	8,9%	9,2%	9,4%	9,2%	9,6%	9,7%
Core Segments	8,3%	8,4%	8,3%	8,2%	8,7%	8,5%	8,5%	8,4%	8,2%	8,5%	8,6%	8,8%	9,2%	9,3%

Conference Call
First Quarter 2008

Bochum, May 8, 2008

Agenda

General Overview

Financials: Core Segments

Financials: Group

Outlook

General overview:
Highlights

EPS Q1 plus ~ 50 %

EBIT-Margin core segments Q1 plus 83 bps

Sales core segments Q1 20 % up

Order intake core segments March plus 12 %

Financials: Core Segments

New Segmentation 2008

Energy and Farm Technology

Thermal Engineering
formerly Energy Technologies



Emission Control
formerly Gas Cleaning



Air Treatment



Farm Technology
formerly Dairy Farm Systems



Process Technology

Process Engineering



Pharma Systems
formerly part of Process Engineering



Process Equipment



Refrigeration



Mechanical Separation



Financials: Core Segments

Margin improvement

Q1 2008 vs. Q1 2007

	Energy and Farm Technology	Process Technology	Core Segments
Order Intake	+ 6.5 %	+ 9.3 %	+ 8.4 %
w/o Thermal Engineering	+ 12.5 %		+ 10.0 %
Order Backlog	+ 14.8 %	+ 16.2 %	+ 15.6 %
Sales	+ 7.1 %	+ 26.9 %	+ 19.7 %
EBIT	+ 15.4 %	+ 42.9 %	+ 35.1 %
EBIT margin	+ 40 bps	+ 92 bps	+ 83 bps

Financials: Energy and Farm Technology

Performance

Q1 2008 vs. Q1 2007

Energy and Farm Technology	OI	Sales	EBIT	margin
Thermal Engineering	→	→	→	↑
Emission Control	↓	→	→	↑
Air Treatment	↑	↑	↑	↑
Farm Technology	↑	↑	↑	↑

Solid and positive markets

- **Thermal Engineering:**
  - Sound project situation in power and process cooling
  - Order placement of big projects expected in second half of 2008
  - Successful integration of newly started sites in China and Qatar

- **Emission Control:**
  - Focus on engineering and special parts contracts leads to lower order intake but higher margin

Solid and positive markets

- **Air Treatment:**
  - Mild winter leads to good order intake from building industry
  - Solid business growth in Western Europe, strong growth in Eastern European markets and Turkey
  - Margin improvement process backed by resolved production problems of new product line

- **Farm Technology:**
  - Houle & Fils acquisition contributed substantially
  - Strong sales growth due to enlarged dealer network and improved market position
  - Growing interest in high quality milk production and processing from South America

Financials: Energy and Farm Technology
Solid and positive markets

in EUR million	Q1 2008	Q1 2007	in %
Order Intake	**451.8**	424.3	6.5
Order Backlog	**1,255.7**	1,093.9	14.8
Sales	**363.2**	339.2	7.1
EBIT	**20.1**	17.4	15.4
EBIT in % of sales	**5.5%**	5.1%	-
Employees	**6,597**	5,719	15.4

Financials: Process Technology
Performance

Q1 2008 vs. Q1 2007

Process Technology		OI	Sales	EBIT	margin
Process Engineering		↓	↑	↑	↑
Pharma Systems		↓	↓	↓	↓
Process Equipment		↑	↑	↑	↑
Refrigeration		↑	↑	↑	↑
Mechanical Separation		↑	↑	↑	↗

Financials: Process Technology

Very positive component business

- **Process Engineering:**
  - Good order intake from dairy and food markets both liquid and dry processing
  - Strong demand from BRIC countries (esp. Brazil) drives diversification from traditional European markets

- **Pharma Systems:**
  - Cost reduction programmes of major Pharma companies impacted delay of investment decisions in US and Europe
  - Earnings burdened by restructuring costs

Very positive component business

- **Process Equipment:**
  - Positive impact from economic growth in Asia, Brazil and Russia
  - Strong energy cycle for transformator and generator coolers as well as for air cooler for diesel power plants
  - Good order intake for plate heat exchangers as well as for shell&tube heat exchangers for marine

- **Refrigeration:**
  - Strong demand from food and petrochemical industry
  - Aerofreeze above expectations

- **Mechanical Separation:**
  - Good order intake from dairy and beverage
  - Shipbuilding activities still on high level esp. in China; upcoming markets in Vietnam and India
  - Increasing demand for drillships and drill rigs

Financials: Process Technology

Very positive component business

in EUR million	**Q1 2008**	Q1 2007	in %
Order Intake	**924.9**	845.9	9.3
Order Backlog	**1,571.6**	1,352.5	16.2
Sales	**757.4**	596.7	26.9
EBIT	**62.5**	43.8	42.9
EBIT in % of sales	**8.3%**	7.3%	-
Employees	**13,097**	11,726	11.7

Financials: Core segments
Guidance backed by core performance

in EUR million	Q1 2008	Q1 2007	in %
Order Intake	**1,376.7**	1,270.3	8.4
Order Backlog	**2,827.3**	2,446.5	15.6
Sales	**1,120.6**	935.9	19.7
EBIT	**82.6**	61.1	35.1
EBIT in % of sales	**7.4%**	6.5%	-
Employees	**19,694**	17,445	12.9

Financials: Core segments
Rolling quarterly averages

EUR million



1.500
1.400
1.300
1.200
1.100
1.000
900
800
700
600
10,0%
9,8%
9,6%
9,4%
9,2%
9,0%
8,8%
8,6%
8,4%
8,2%
8,0%
Q2 04 - Q1 05
Q3 04 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Q4 06 - Q3 07
Q1 07 - Q4 07
Q2 07 - Q1 08
Order Intake
Sales
EBIT-Margin

Financials: Group

Group earnings + 50 %

EUR million	**Q1 2008**	Q1 2007	in %
Order Intake	**1.444,4**	1.381,3	4,6
Order Backlog	**2.834,1**	2.463,9	15,0
Sales	**1.189,6**	1.055,6	12,7
EBIT	**77,1**	64,3	19,8
EBIT-Margin	**6,5%**	6,1%	-
EPS in EUR*	**0,27**	0,17	58,9

* on continued operations

Group earnings + 50 %

in EUR million	**Q1 2008**	Q1 2007	in %
Energy and Farm Technology	**20.1**	17.4	15.4
Process Technology	**62.5**	43.8	42.9
Subtotal	**82.6**	61.1	35.1
Holding	**(5.5)**	(5.1)	-7.2
Other companies / Consolidation	**(0.1)**	8.3	-101.2
Subtotal	(5.6)	3.2	-275.0
Total	**77.1**	64.3	19.8

Group earnings + 50 %

in EUR million	Q1 2008	Q1 2007	in %
Order Intake	**1,444.4**	1,381.3	4.6
Order Backlog	**2,834.1**	2,463.9	15.0
Sales	**1,189.6**	1,055.6	12.7
EBIT	**77.1**	64.3	19.8
Interest expenses	**(9.1)**	(12.5)	27.2
EBT	**68.0**	**51.8**	31.2
Taxes	**(18.5)**	(20.1)	8.2
Net income on continued operations	**49.5**	31.6	56.6
Net income on discont. operations	**-**	1.4	-
Net income	**49.5**	33.0	49.9

Outlook

Outlook:

Margin core segments nearly 10 % in 2008

Order intake	+ 5 - 10 % organically
Sales	+ ~10 % organically
EBIT margin core segments	+ 70 - 80 bps
Capex	3 % of sales

Outlook:

Margin core segments over 10 % in 2009

Sales	+ 5 - 10 % organically
EBIT margin core segments	> 10 %

Achieving gearing ratio about 40-50 % (w/o pensions)

Enhancing dividend policy to about 1/3 of net income

Financial calendar

July 31, 2008	Interim Report Q2
October 31, 2008	Interim Report Q3
March 12, 2009	Financial Statements Press/ Analysts Conference
April 22, 2009	Annual Shareholders´Meeting
May 5, 2009	Interim Report Q1
July 30, 2009	Interim Report Q2
October 29, 2009	Interim Report Q3

Disclaimer

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.



Conference Call - Bochum, May 8, 2008

Back up

Back up

Sales by region Q1 2008 vs. Q1 2007



35%
30%
25%
20%
15%
10%
5%
0%
18%
32%
14%
5%
13%
6%
12%
22%
32%
14%
4%
12%
6%
10%
Sales 2008
Sales 2007
Germany
EU
North America
South America
Asia
Middle East
Others

+12.7%

1,189.6 EUR million

1,055.6 EUR million

Back up
Employees by region Q1 2008 vs. Q1 2007



40%
35%
30%
25%
20%
15%
10%
5%
0%
35%
37%
11%
3%
8%
1%
5%
37%
38%
9%
3%
8%
1%
4%
Employees by region 2008
Employees by region 2007
Germany
EU
North America
South America
Asia
Middle East
Others

+12.5% 20,128 employees 17,897 employees

GEA Group - all over the world 2007


2,139
764,5 m€
14,087
2,620 m€
195
128.1 m€
240
253.9 m€
1,593
701.2 m€
245
291.6 m€
483
236.3 m€
316
126.5 m€
262
76.5 m€

19,560
Employees

5,198.6 m€
Sales

Back up
Net position

in EUR million	Mar 08
Net Position Dec. 2007	**61.3**
EBITDA	97.6
Change in Net Operating Working Capital	(95.1)
Capex tangible/intangible assets	(26.5)
Net position effect from capex in shares	(18.2)
Cash Effect Provisions (incl. pensions)	(8.3)
Tax payments	(18.0)
P&L interest result w/o pensions	(3.7)
Cash Effect DOP	(48.1)
Other effects	4.4
Net Position March 2008	**(54.6)**

Back up

GEA Group: Income Statement Q1 2008

(EUR million)	Q1 2008	in % sales	Q1 2007	in % sales
Sales	1,189.6	100.0%	1,055.6	100.0%
Cost of sales	-872.5	-73.3%	-784.8	-74.3%
Gross profit	**317.1**	**26.7%**	**270.9**	**25.7%**
Selling expenses	-113.5	-9.5%	-104.8	-9.9%
Administrative expenses	-116.0	-9.8%	-98.5	-9.3%
Other income/expenses	-10.7	-0.9%	-3.3	-0.3%
Net income on enterprises reported at equity	0.2	0.0%	0.0	0.0%
Earnings before interest and tax (EBIT)	**77.1**	**6.5%**	**64.3**	**6.1%**
Interest income/expenses	-9.1	-0.8%	-12.5	-1.2%
Earnings before tax on continued operations	**68.0**	**5.7%**	**51.8**	**4.9%**
Income taxes	-18.5	-1.6%	-20.1	-1.9%
Net income on continued operations	**49.5**	**4.2%**	**31.6**	**3.0%**
Net income on discontinued operations	**-**	**-**	**1.4**	**0.1%**
Net income	**49.5**	**4.2%**	**33.0**	**3.1%**
of which minority interest	0.2	0.0%	0.0	0.0%
of which attributable to shareholders of GEA Group Aktiengesellschaft	49.2	4.1%	33.0	3.1%

GEA Group: Balance Sheet Q1 2008

Assets (EUR million)	**Q1 2008**		**2007**		**Change in %**
Property, plant and equipment	492.6	10.3%	486.0	10.2%	1.3
Investment property	44.0	0.9%	44.7	0.9%	-1.6
Goodwill	1,294.2	27.2%	1,299.7	27.4%	-0.4
Other intangible assets	95.1	2.0%	95.9	2.0%	-0.8
Investment in enterprises reported at equity	13.6	0.3%	14.6	0.3%	-6.5
Other non-current financial assets	54.8	1.2%	43.2	0.9%	26.7
Deferred taxes	357.8	7.5%	364.9	7.7%	-2.0
Non-current assets	**2,352.1**	**49.4%**	**2,349.0**	**49.5%**	**0.1**
Inventories	739.3	15.5%	674.7	14.2%	9.6
Trade receivables	1,216.8	25.5%	1,241.5	26.1%	-2.0
Income tax assets	20.9	0.4%	11.2	0.2%	87.3
Other current financial assets	191.2	4.0%	175.7	3.7%	8.8
Cash and cash equivalents	227.2	4.8%	279.2	5.9%	-18.6
Current assets	**2,395.5**	**50.3%**	**2,382.3**	**50.2%**	**0.6**
Assets held for sale	**16.7**	**0.4%**	**16.7**	**0.4%**	**-0.1**
Total assets	**4,764.2**	**100.0%**	**4,748.0**	**100.0%**	**0.3**

GEA Group: Balance Sheet Q1 2008

Equity and liabilities (EUR million)	**Q1 2008**		**2007**		**Change in %**
Issued capital	496.9	10.4%	496.9	10.5%	0.0
Additional paid-in capital	1,079.6	22.7%	1,079.6	22.7%	0.0
Retained earnings	-81.2	-1.7%	-130.4	-2.7%	37.8
Accumulated other comprehensive loss/income	-62.9	-1.3%	-35.9	-0.8%	-74.9
Minority interest	2.5	0.1%	3.5	0.1%	-29.0
Equity	**1,435.0**	**30.1%**	**1,413.7**	**29.8%**	**1.5**
Non-current provisions	226.4	4.8%	231.6	4.9%	-2.2
Non-current obligations to employees	510.2	10.7%	513.4	10.8%	-0.6
Non-current financial liabilities	18.4	0.4%	20.9	0.4%	-11.6
Other non-current liabilities	7.3	0.2%	4.3	0.1%	69.5
Deferred taxes	99.5	2.1%	87.2	1.8%	14.1
Non-current liabilities	**861.8**	**18.1%**	**857.3**	**18.1%**	**0.5**
Current provisions	563.6	11.8%	606.8	12.8%	-7.1
Current obligations to employees	165.6	3.5%	168.0	3.5%	-1.4
Current financial liabilities	298.3	6.3%	223.4	4.7%	33.5
Trade payables	627.3	13.2%	763.0	16.1%	-17.8
Income tax liabilities	56.4	1.2%	54.7	1.2%	3.3
Other current liabilities	756.1	15.9%	661.1	13.9%	14.4
Current liabilities	**2,467.4**	**51.8%**	**2,477.0**	**52.2%**	**-0.4**
Total equity and liabilities	**4,764.2**	**100.0%**	**4,748.0**	**100.0%**	**0.3**

Keyfigures

Order Intake (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	293,4	314,7	397,3	268,4	1.273,8	522,8	361,0	360,8	525,7	1.770,4	424,3	373,2	364,0	829,6	1.991,2	451,8
Process Technology	480,1	594,9	557,3	591,1	2.223,5	621,4	596,3	779,8	824,3	2.821,7	845,9	801,6	819,9	964,8	3.432,1	924,9
Core Segments	773,5	909,6	954,6	859,5	3.497,3	1.144,3	957,3	1.140,6	1.349,9	4.592,1	1.270,3	1.174,8	1.183,9	1.794,4	5.423,4	1.376,7
Group											1.381,3	1.266,3	1.276,1	1.870,7	5.794,4	1.444,4

Sales (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	216,1	262,0	285,5	349,7	1.113,3	261,4	333,5	339,4	429,9	1.364,1	339,2	409,0	403,5	496,6	1.648,3	363,2
Process Technology	418,9	491,7	509,6	632,2	2.052,3	499,5	613,8	641,0	846,5	2.600,7	596,7	745,6	854,8	961,9	3.159,0	757,4
Core Segments	635,0	753,7	795,1	981,9	3.165,6	760,9	947,3	980,4	1.276,3	3.964,9	935,9	1.154,5	1.258,3	1.458,5	4.807,2	1.120,6
Group	942,8	1.076,9	1.143,0	1.334,9	4.497,6	1.091,4	1.280,0	1.077,4	1.398,7	4.346,2	1.055,6	1.253,2	1.351,8	1.538,0	5.198,6	1.189,6

EBIT (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	6,5	15,9	24,2	32,4	78,9	9,3	24,7	21,5	39,8	95,3	17,4	30,0	37,1	55,4	139,8	20,1
Process Technology	25,3	42,7	39,9	88,6	196,5	28,2	48,7	56,8	97,6	231,3	43,8	68,4	70,7	118,8	301,7	62,5
Core Segments	31,9	58,5	64,0	121,0	275,4	37,5	73,4	78,3	137,4	326,6	61,1	98,4	107,8	174,2	441,5	82,6
Group	15,5	21,5	62,2	110,2	209,4	26,9	56,2	74,5	118,7	298,2	64,3	95,6	107,7	154,6	422,2	77,1

EBIT margin (in %)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008
Energie and Farm Technology	3,0%	6,1%	8,5%	9,3%	7,1%	3,5%	7,4%	6,3%	9,3%	7,0%	5,1%	7,3%	9,2%	11,2%	8,5%	5,5%
Process Technology	6,0%	8,7%	7,8%	14,0%	9,6%	5,6%	7,9%	8,9%	11,5%	8,9%	7,3%	9,2%	8,3%	12,3%	9,6%	8,3%
Core Segments	5,0%	7,8%	8,1%	12,3%	8,7%	4,9%	7,7%	8,0%	10,8%	8,2%	6,5%	8,5%	8,6%	11,9%	9,2%	7,4%
Group	1,6%	2,0%	5,4%	8,3%	4,7%	2,5%	4,4%	6,9%	8,5%	6,9%	6,1%	7,6%	8,0%	10,1%	8,1%	6,5%

Back up

Rolling development of keyfigures

Average of four quarters

	Q1 2004 to Q4 2004	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007	Q3 2006 to Q2 2007	Q4 2006 to Q3 2007	Q1 2007 to Q4 2007	Q1 2008 to Q1 2008
Order Intake (in EUR million)														
Energie and Farm Technology	279,6	286,7	288,9	319,4	318,5	375,8	387,4	378,3	442,6	418,0	421,0	421,8	497,8	504,7
Process Technology	489,4	495,3	524,7	544,4	555,9	591,2	591,5	647,2	705,4	761,5	812,9	822,9	858,0	877,8
Core Segments	769,0	782,0	813,5	863,8	874,3	967,0	978,9	1.025,4	1.148,0	1.179,5	1.233,9	1.244,7	1.355,8	1.382,5
Sales (in EUR million)														
Energie and Farm Technology	250,9	257,6	261,9	271,3	278,3	289,6	307,5	321,0	341,0	360,5	379,4	395,4	412,1	418,1
Process Technology	480,1	483,2	484,6	495,1	513,1	533,2	563,8	596,6	650,2	674,5	707,4	760,9	789,7	829,9
Core Segments	731,0	740,8	746,5	766,4	791,4	822,9	871,3	917,6	991,2	1.035,0	1.086,8	1.156,3	1.201,8	1.248,0
EBIT (in EUR million)														
Energie and Farm Technology	18,3	18,4	18,1	18,5	19,7	20,4	22,6	22,0	23,8	25,8	27,2	31,1	34,9	35,6
Process Technology	42,6	43,5	43,8	44,4	49,1	49,8	51,4	55,6	57,8	61,7	66,6	70,1	75,4	80,1
Core Segments	61,0	61,9	61,9	62,9	68,8	70,3	74,0	77,5	81,7	87,6	93,8	101,2	110,4	115,7
EBIT margin (in %)														
Energie and Farm Technology	7,3%	7,1%	6,9%	6,8%	7,1%	7,0%	7,4%	6,8%	7,0%	7,2%	7,2%	7,9%	8,5%	8,5%
Process Technology	8,9%	9,0%	9,0%	9,0%	9,6%	9,3%	9,1%	9,3%	8,9%	9,2%	9,4%	9,2%	9,6%	9,7%
Core Segments	8,3%	8,4%	8,3%	8,2%	8,7%	8,5%	8,5%	8,4%	8,2%	8,5%	8,6%	8,8%	9,2%	9,3%

Analyst´s Conference
Fourth Quarter 2007 and Full Year 2007

Bochum, March 13, 2008

Agenda

General Overview

Core Segments

Discontinued Operations

Group

Guidance

General overview: Highlights



Sales + 20 %
EBIT + 42%
EPS (adjusted) + 72%
Best result ever

General overview:
Long term growth

GEA[1] development of Sales in mEUR



6.000
5.000
4.000
3.000
2.000
1.000
0
total growth
+ 1.622 %
CAGR
+12,6%
2)
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
99/2000
2000/01
2001/02
2003
2004
2005
2006
2007
Sales mEUR

[1] GEA Core segments only
[2] Without USD effects 2,9 bn EUR

General overview:
Goals exceeded

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Order Intake	5,794.4	4,977.9	**16.4**
Order Backlog	2,698.7	2,085.2	**29.4**
Sales	5,198.6	4,346.2	**19.6**
EBIT	422.2	298.2	**41.6**
EBIT in % of Sales	8.1%	6.9%	-
EPS in EUR*	1.72	1.00	**72.0**

* on continuing operations, in 2007 adjusted by the 68,2m EUR reduction of deferred taxes according to German tax reform

Core Segments

Core segments Q4:
Order Intake plus 33%

in EUR million	Q4 2007	Q4 2006	in %
Order Intake	1,800.2	1,353.1	33.0
Sales	1,460.9	1,282.3	13.9
EBIT	172.6	136.0	26.9
EBIT in % of sales	11.8%	10.6%	-

Core segments FY 2007:
EBIT plus 97 bps

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Order Intake	5,432.2	4,590.1	18.3
Order Backlog	2,648.0	2,039.9	29.8
Sales	4,804.0	3,975.1	20.9
EBIT	434.7	321.2	35.4
EBIT in % of sales	9.0%	8.1%	-
Working Capital in % of sales	13,7%	14,2%	-
Employees	19,017	16,964	12.1

Core segments:
Sustainable margin improvement

	Customized Systems	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 17.1 %	+ 20.0 %	+ 17.7 %	+ 18.3 %
Order Backlog	+ 15.1 %	+ 42.2 %	+ 28.8 %	+ 29.8 %
Sales	+ 20.4 %	+ 13.9 %	+ 26.5 %	+ 20.9 %
EBIT	+ 35.7 %	+ 35.0 %	+ 35.7 %	+ 35.4 %
EBIT margin	+87 bps	+208 bps	+45 bps	+97 bps

2007 compared to 2006

Core segments: Rolling quarterly averages



EUR million
%
1.300
1.200
1.100
1.000
900
800
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Q4 06 - Q3 07
Q1 07 - Q4 07
Order Intake
Sales
EBIT-Margin

Customized Systems: Improvement of profitability

- **Air Treatment:**
  - raising market shares in Western Europe
  - intensive market coverage in Eastern and Southeastern Europe
  - UK (Denco), Turkey and Russia above expectations
  - life cycle costs and CO_2 footprint of products more and more crucial for customers

- **Refrigeration:**
  - growing demand in the key markets food and chemical
  - market position expanded
  - increasing environmental awareness presenting opportunities
  - acquisition Aerofreeze Systems on track

Process Equipment:
Plus 300 bps in Q4

GEA

- **Process Equipment:**
  - strong demand from industry, petrochemical sector and secondary energy markets
  - profitability improvement more than offset the start up cost of new production facility in the USA
- **Mechanical Separation:**
  - continued demand from food and shipbuilding industry
  - further growth from waste water treatment sector in BRIC countries and Eastern Europe
- **Dairy Farm Systems:**
  - higher demand from Eastern Europe (esp. Russia) and Asia
  - good market position in Western Europe and US defended
  - Houle & Fils acquisition contributes to margin increase

Process Engineering:
New orders again on record high

- **Energy Technology:**
  - outstanding order for world´s largest air-cooled power plant in Medupi, South Africa
  - strong demand from China und Middle East
  - new production facility in China and Qatar opened

- **Process Engineering:**
  - ongoing strong order intake especially in Eastern Europe and Asia
  - substantial growth from chemical industry and milk and beer markets
  - strong global demand for milk powder enhanced division´s leading position
  - Procomac integration on track

Discontinued operations

Discontinued Operations:
Net income

in EUR million	Q1 - Q4 2007
Lurgi	206.6
Lentjes	(210.5)
Others incl release of provisions	33.0
Net income / loss DOP	**29.1**

Group

Group EBIT Q4 2007:
Some special effects in the holding

in EUR million	Q4 2007	Q4 2006	in %
Customized Systems	28.1	23.3	20.6
Process Equipment	76.4	56.5	35.1
Process Engineering	68.1	56.2	21.2
Subtotal	172.6	136.0	26.9
Holding	(21.7)	(11.3)	(92.1)
Other companies / Consolidiation	3.7	(5.9)	162.7
Subtotal	(18.0)	(17.3)	(4.0)
Total	154.6	118.7	30.2

Group EBIT FY 2007: Increased by 41.6 %

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Customized Systems	77.1	56.8	**35.7**
Process Equipment	208.0	154.0	**35.0**
Process Engineering	149.6	110.3	**35.7**
Subtotal	434.7	321.2	**35.4**
Holding	(38.0)	(31.8)	**(19.6)**
Other companies / Consolidiation	25.5	8.8	**189.8**
Subtotal	(12.5)	(23.0)	**45.7**
Total	422.2	298.2	**41.6**

Group Net income Q4:
Plus 63.2 % (continuing operations)

in EUR million	Q4 2007	Q4 2006	in %
Order Intake	1,870.7	1,477.2	**26.6**
Sales	1,538.0	1,398.7	**10.0**
EBIT	154.6	118.7	**30.2**
Net interest expenses	(9.9)	(13.4)	**26.4**
EBT	144.7	105.3	**37.4**
Taxes	13.2	(8.6)	**253.4**
Net income on continuing operations	157.9	96.8	**63.2**
Net income/loss on discont. operations	(119.9)	(238.5)	**49.7**
Net income	38.0	(141.8)	**126.8**

Group Net income FY 2007 and EPS: Adjusted EPS plus 72 % (continuing operations)

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
EBIT	422.2	298.2	**41.6**
Net interest expenses	(51.7)	(44.5)	**(16.3)**
EBT	370.5	253.7	**46.0**
Taxes	(116.1)	(66.3)	**(75.3)**
Net income on continuing operations	254.4	187.4	**35.8**
Net income/loss on discont. operations	29.1	(475.6)	**106.1**
Net income / Loss	283.5	(288.2)	**198.4**
EPS	1.90*	(1.53)	**224.2**
EPS continuing operations	1.72*	1.00	**72.0**
EPS discontinuing operations	0.18*	(2.53)	**111.1**

* adjusted by depreciation of deferred tax assets due to new german tax law (68,2m EUR cont.; 5,6m EUR DOP)
EPS unadjusted: total: 1.51 EUR, continuing operat.: 1.35 EUR, discontinued operat.: 0.16 EUR

Group:
Net position

in EUR million	Dec 07
Net Position Dec. 2006 (incl. PLE) 1)	**492.0**
EBITDA	510.2
Change in Net Operating Working Capital	-94.1
Capex tangible/intangible assets	-139.4
Net position effect from capex in shares	-118.4
Cash Effect Provisions (incl. pensions)	-16.3
tax payments	-36.5
P&L interest result w/o pensions	-28.7
Share buyback program	-95.8
Change in Net Position Lurgi / Disposal	-80.8
Cash Effect Lenties (DOP)	-298.0
other effects	-33.0
Net Position 2007 (incl. PLE)	**61.3**

1) Net Position 2006 excluding PLE 167,8

Group: Gearing



m EUR
1,600
1,400
1,200
1,000
800
600
400
200
0
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
-40.0
-45.0
-39.0
-28.2
-12.2
-7.4
-4.3
December 31, 2006
March 31, 2006
June 30, 2007
September 30, 2007
December 31, 2007
Net position
Equity
Gearing

Guidance

Guidance:
Sales* by Industry 2007


HVAC/ Building & Construction, 9%
Other, 6%
Energy, 11%
Food, 50%
Marine, 4%
Chemical/ Mineral Oil/ Gas, 14%
Pharma, 6%

*Core Segments plus Emission Control (Bischoff)

Guidance:
Sales by region



Sales by region 2006
6%
4%
21%
13%
19%
37%
4,346 Sales



Sales by region 2007
6%
2%
18%
14%
20%
40%
5,198 Sales
+19,6%

Guidance:
Employees by region

Employees by region 2006



8%
4%
12%
37%
39%

□ Germany
Europe
■ America
■ Asia
□ Other

Employees by region 2007



5%
8%
34%
13%
40%

17,473 employees

19,560 employees
+11,9%

GEA at a glance:
New Segmentation 2008

Energy and Farm Technology

- Thermal Engineering
- Emission Control
- Air Treatment
- Farm Systems

Process Technology

- Process Engineering
- Pharma Systems
- Process Equipment
- Refrigeration
- Mechanical Separation

Guidance:
Margin core segments nearly 10 % in 2008

Order intake	+ 5 - 10 % organically
Sales	+ ~10 % organically
EBIT margin core segments	+ 70 - 80 bps
Capex	3 % of sales

Good start in the first two months

Guidance:
Margin core segments over 10 % in 2009

Sales	+ 5 - 10 % organically
EBIT margin core segments	> 10%

Achieving gearing ratio about 50 % (w/o pensions)

Enhancing dividend policy to about 1/3 of net income

Financial calendar

April 23, 2008	Annual Shareholders' Meeting
Mai 8, 2008	Interim Report Q1
July 31, 2008	Interim Report Q2
October 31, 2008	Interim Report Q3

Disclaimer

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.



Backup

Backup: Customized Systems

in EUR million	Q4 2007	Q4 2006	in %
Order Intake	251.6	221.7	13.5
Sales	286.0	261.9	9.2
EBIT	28.1	23.3	20.6
EBIT in % of sales	9.8%	8.9%	-

Backup:
Customized Systems

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Order Intake	1,027.7	877.8	17.1
Order Backlog	263.9	229.2	15.1
Sales	995.9	827.1	20.4
EBIT	77.1	56.8	35.7
EBIT in % of sales	7.7%	6.9%	-
Working Capital in % of sales	14.7%	15.9%	-
Employees	5,328	4,930	8.1

Backup:
Process Equipment

in EUR million	Q4 2007	Q4 2006	in %
Order Intake	484.0	377.2	**28.3**
Sales	465.9	421.5	**10.5**
EBIT	76.4	56.5	**35.1**
EBIT in % of sales	16.4%	13.4%	-

Backup:
Process Equipment

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Order Intake	1,738.5	1,448.2	20.0
Order Backlog	544.2	382.6	42.2
Sales	1,565.4	1,374.6	13.9
EBIT	208.0	154.0	35.0
EBIT in % of sales	13.3%	11.2%	-
Working Capital in % of sales	24.9%	24.0%	-
Employees	6,882	6,155	11.8

Backup:
Process Engineering

in EUR million	Q4 2007	Q4 2006	in %
Order Intake	1,064.6	754.3	41.1
Sales	709.0	599.0	18.4
EBIT	68.1	56.2	21.2
EBIT in % of sales	9.6%	9.4%	-

Backup:
Process Engineering

in EUR million	Q1 - Q4 2007	Q1 - Q4 2006	in %
Order Intake	2,666.0	2,264.2	17.7
Order Backlog	1,839.9	1,428.0	28.8
Sales	2,242.7	1,773.5	26.5
EBIT	149.6	110.3	35.7
EBIT in % of sales	6.7%	6.2%	-
Working Capital in % of sales	5.4%	5.7%	-
Employees	6,807	5,879	15.8

Backup:
Group Performance

in EUR million	Q4 2007	Q4 2006	in %
Order Intake	1,870.7	1,477.2	26.6
Sales	1,538.0	1,398.7	10.0
EBIT	154.6	118.7	30.2
EBIT in % of sales	10.1%	8.5%	-

Backup:
Change in number of shares



196,0
194,0
192,0
190,0
188,0
186,0
184,0
182,0
180,0
6,4
187,9
6,2
Cancellation of own shares
4,2
Share buyback + Cancellation
Sale of remaining own shares
184,0
31.12.2006
31.12.2007
shares on market
own shares

Backup:
Net position

in EUR million	Dec 31, 2007	Dec 31, 2006	Change %
Cash	279,162	260,101	7.3
Securities	503	4,972	(89.9)
Bank debt	(218,395)	(97,321)	(124.4)
Net position	61,270	167,752	(63.5)
Net position Lurgi and Lentjes	0	324,231	(100.0)
Net position incl Lurgi and Lentjes	61,270	491,983	(87.5)

Backup:
GEA Group: Income Statement Q1 – Q4 2007 (1)

(EUR thousand)	Q1-Q4 2007	Q1-Q4 2006	Change in %
Sales	5,198,575	4,346,201	19.6
Cost of sales	-3,869,546	-3,232,233	-19.7
Gross profit	**1,329,029**	**1,113,968**	**19.3**
Selling expenses	-441,798	-396,163	-11.5
Adminstrative expenses	-450,596	-391,178	-15.2
Other income	97,939	60,732	61.3
Other expenses	-114,069	-89,893	-26.9
Net income on enterprises reported at equity	1,206	-359	435.9
Other financial income	2,573	2,338	10.1
Other financial expenses	-2,081	-1,251	-66.3
Earnings before interest and taxes (EBIT)	**422,203**	**298,194**	**41.6**
Interest and similar income	20,532	20,798	-1.3
Interest expense and similar charges	-72,235	-65,262	-10.7
Earnings before tax on continuing operations	**370,500**	**253,730**	**46.0**

Backup:
GEA Group: Income Statement Q1 – Q4 2007 (2)

(EUR thousand)	01/01/2007-12/31/2007	01/01/2006-12/31/2006	Change in %
Earnings before tax on continuing operations	370,500	**253,730**	**46.0**
Income taxes	-116,056	**-66,307**	**-75.0**
Net income on continuing operations	254,444	**187,423**	**35.8**
Net income/loss on discontinued operations	29,069	**-475,647**	**106.1**
Net income/loss	283,513	**-288,224**	**198.4**
thereof minority interest	*1,113*	*215*	*417.7*
thereof net income/loss attributable to shareholders of GEA Group Aktiengesellschaft	*282,400*	*-288,439*	*197.9*
	€ per share	**€ per share**	
Basic earnings per share	1.51	**-1.53**	**198.3**
- thereof on continuing operations	*1.35*	*1.00*	*35.8*
- thereof on discontinued operations	*0.16*	*-2.53*	*106.1*
Diluted earnings per share	1.51	**-1.53**	**198.3**
Basic earnings per share without effects from change of domestic tax rate	1.90	-	-
- thereof on continuing operations	*1.72*	-	-
- thereof on discontinued operations	*0.18*	-	-
Weighted average number of shares in issue (million)	187.3	**187.9**	**-0.4**

Backup:
GEA Group: Income Statement Q4 2007 (1)

(EUR thousand)	Q4 2007	Q4 2006	Change in %
Sales	1,537,994	1,398,684	10.0
Cost of sales	-1,133,231	-1,052,325	-7.7
Gross profit	404,763	346,359	+16.9
Selling expenses	-121,858	-101,669	-19.9
Adminstrative expenses	-129,656	-111,246	-16.5
Other income	56,383	23,671	+138.2
Other expenses	-55,844	-39,314	-42.0
Net income on enterprises reported at equity	529	-527	+200.4
Other financial income	2,159	1,944	+11.1
Other financial expenses	-1,882	-483	-289.6
Earnings before interest and taxes (EBIT)	154,594	118,735	+30.2
Interest and similar income	8,869	10,546	-15.9
Interest expense and similar charges	-18,730	-23,952	+21.8
Earnings before tax on continuing operations	144,733	105,329	+37.4

Backup:
GEA Group: Income Statement Q4 2007 (2)

(EUR thousand)	Q4 2007	Q4 2006	Change in %
Earnings before tax on continuing operations	144,733	**105,329**	**+37.4**
Income taxes	13,159	**-8,579**	**+253.4**
thereof current taxes	-31,547	-22,437	-40.6
thereof deferred taxes	44,706	13,858	+222.6
Net income on continuing operations	157,892	**96,750**	**+63.2**
Net income/loss on discontinued operations	-119,889	**-238,503**	**+49.7**
thereof pre-tax loss/profit on disposals	-	-	> 1.000
thereof income taxes	-	-	> 1.000
Net income/loss	38,003	**-141,753**	**+126.8**
thereof minority interest	529	331	+59.8
thereof net income/loss attributable to shareholders of GEA Group Aktiengesellschaft	37,474	-142,084	**+126.4**
	EUR per share	**EUR per share**	
Basic earnings per share	0.20	**-0.76**	**+126.7**
thereof on continuing operations	0.85	0.51	+65.1
thereof on discontinued operations	-0.65	-1.27	+49.2
Diluted earnings per share	0.20	**-0.76**	**+126.7**
Weighted average number of shares in issue (million)	185.8	**187.9**	**-1.1**

Backup:
GEA Group: Balance Sheet Q1 - Q4 2007 (1)

Assets (EUR thousand)	12/31/2007		12/31/2006		Change in %
Property, plant and equipment	486,037	10.2%	404,927	8.2%	20.0
Investment property	44,666	0.9%	56,869	1.1%	-21.5
Goodwill	1,299,650	27.4%	1,250,763	25.3%	3.9
Other intangible assets	95,869	2.0%	41,280	0.8%	132.2
Investment in enterprises reported at equity	14,585	0.3%	10,876	0.2%	34.1
Other non-current financial assets	43,237	0.9%	52,343	1.1%	-17.4
Deferred taxes	364,910	7.7%	431,825	8.7%	-15.5
Non-current assets	**2,348,954**	**49.5%**	**2,248,883**	**45.4%**	**4.4**
Inventories	674,691	14.2%	531,794	10.7%	26.9
Trade receivables	1,241,541	26.1%	1,163,512	23.5%	6.7
Income tax assets	11,186	0.2%	17,162	0.3%	-34.8
Other current financial assets	175,706	3.7%	146,501	3.0%	19.9
Cash and cash equivalents	279,162	5.9%	260,101	5.3%	7.3
Current assets	**2,382,286**	**50.2%**	**2,119,070**	**42.8%**	**12.4**
Assets held for sale	**16,713**	**0.4%**	**583,476**	**11.8%**	**-97.1**
Total assets	**4,747,953**	**100.0%**	**4,951,429**	**100.0%**	**-4.1**

Backup:
GEA Group: Balance Sheet Q1 - Q4 2007 (2)

Equity and liabilities (EUR thousand)	12/31/2007		12/31/2006		Change in %
Issued capital	496,890	10.5%	496,890	10.0%	0.0
Additional paid-in capital	1,079,610	22.7%	1,077,076	21.8%	0.2
Retained earnings	-130,398	-2.7%	-249,149	-5.0%	47.7
Accumulated other comprehensive loss/income	-35,932	-0.8%	327	0.0%	< -1.000
Treasury shares	0	0.0%	-65,263	-1.3%	100.0
Minority interest	3,508	0.1%	1,582	0.0%	121.7
Equity	**1,413,678**	**29.8%**	**1,261,463**	**25.5%**	**12.1**
Non-current provisions	231,568	4.9%	287,576	5.8%	-19.5
Non-current obligations to employees	513,370	10.8%	509,676	10.3%	0.7
Non-current financial liabilities	20,874	0.4%	17,585	0.4%	18.7
Other non-current liabilities	4,284	0.1%	13,766	0.3%	-68.9
Deferred taxes	87,219	1.8%	47,535	1.0%	83.5
Non-current liabilities	**857,315**	**18.1%**	**876,138**	**17.7%**	**-2.1**
Current provisions	606,770	12.8%	321,262	6.5%	88.9
Current obligations to employees	168,006	3.5%	165,814	3.3%	1.3
Current financial liabilities	223,388	4.7%	89,674	1.8%	149.1
Trade payables	763,015	16.1%	707,027	14.3%	7.9
Income tax liabilities	54,653	1.2%	29,098	0.6%	87.8
Other current liabilities	661,128	13.9%	557,964	11.3%	18.5
Current liabilities	**2,476,960**	**52.2%**	**1,870,839**	**37.8%**	**32.4**
Liabilities related to assets held for sale	**0**	**0.0%**	**942,989**	**19.0%**	**-100.0**
Total equity and liabilities	**4,747,953**	**100.0%**	**4,951,429**	**100.0%**	**-4.1**

Backup:
Cash Flow Q1 - Q4 2007 (1)

(EUR thousand)	01/01/2007 - 12/31/2007	01/01/2006 - 12/31/2006
Net income/loss	283,513	-288,224
+ Income taxes	116,056	66,307
+ Net income/loss on discontinued operations	-29,069	475,647
= Earnings before tax on continuing operations	370,500	253,730
Net interest income	51,703	44,464
= **Earnings before interest and tax (EBIT)**	**422,203**	**298,194**
Depreciation, amortization, impairment and reversal of impairment on nun-current assets	89,976	73,918
Other non-cash income and expenses	5,285	840
Obligations to employees	-36,893	-35,183
Change in provisions	18,965	13,876
Result on disposal of non-current assets	-3,531	-1,592
Change in inventories, incl. unbilled PoC receivables [1]	-51,467	-66,045
Change in trade receivables	-62,886	-107,610
Change in trade payables	8,626	86,436
Change in other operating assets and liabilities	-33,529	-15,282
Tax payments	-36,472	-38,258
Net cash flow from operating activities of discontinued operations	-136,612	-95,015
= **Cash flow from operating activities**	**181,105**	**114,279**

[1] Including advance payments

Backup:
Cash Flow Q1 - Q4 2007 (2)

(EUR thousand)

=	**Cash flow from operating activities**	181,105	**114,279**
	Proceeds from disposal of non-current assets	20,257	8,154
	Cash payments for purchases of property, plant and equipment and intangible assets	-139,440	-100,009
	Cash payments for purchases of non-current financial assets	-10,047	-5,801
	Interest and dividend income	11,930	11,183
	Cash payments for acquisitions	-78,123	-22,288
	Proceeds from disposal of discontinued operations	571,513	0
	Repayment of non-trade receivables from discontinued operations	-484,925	0
	Net cash flow from investment activities of discontinued operations	0	22,349
=	**Cash flow from investing activities**	-108,835	**-86,412**

[1] Including advance payments

Backup:
Cash Flow Q1 - Q4 2007 (3)

(EUR thousand)

= **Cash flow from investing activities**	-111,395	**-86,412**
Change of own shares	-95,853	**0**
Change in financial lease liabilities	-3,244	**-1,820**
Dividend paid by GEA Group AG for 2006	0	**-18,795**
Cash receipts from finance facilities	118,193	**7,476**
Cash payments for redemption of finance facilities	-31,580	**-35,700**
Interest payments	-37,523	**-17,760**
Net cash from financing activities of discontinued operations	0	**-44,449**
= **Cash flow from financing activities**	-50,007	**-111,048**
Exchange-rate-related and other changes in cash and cash equivalents	-1,786	**-2,187**
= **Change in unrestricted cash and cash equivalents**	20,477	**-85,368**
Unrestricted cash and cash equivalents at beginning of year	252,240	**424,363**
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	0	**-86,755**
= **Unrestricted cash and cash equivalents at balance sheet date**	272,717	**252,240**
Restricted cash and cash equivalents	6,445	**7,861**
= **Cash and cash equivalents as reported on the face of the balance sheet**	279,162	**260,101**

[1] Including advance payments

Backup:
Rolling development of keyfigures

Average of four quarters

	Q1 2004 to Q4 2004	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007	Q3 2006 to Q2 2007	Q4 2006 to Q3 2007	Q1 2007 to Q4 2007
Order Intake [EUR million]													
CUS	174.8	173.8	185.0	183.5	186.0	196.9	196.6	207.5	219.5	228.4	241.9	249.4	256.9
PEQ	259.2	264.3	270.1	292.5	300.3	317.6	329.4	341.5	362.0	375.4	392.7	407.9	434.6
PEN	335.1	344.2	359.1	384.9	385.7	449.3	451.6	475.9	566.0	573.5	598.3	588.9	666.5
Core segments	**769.1**	**782.2**	**814.2**	**860.9**	**871.9**	**963.8**	**977.6**	**1,024.9**	**1,147.5**	**1,177.3**	**1,232.9**	**1,246.3**	1,358.1
Sales [EUR million]													
CUS	177.8	176.5	176.2	174.0	175.3	180.7	185.5	191.5	206.8	216.2	229.5	242.9	249.0
PEQ	254.9	260.0	263.9	270.9	279.8	288.0	304.2	320.8	343.6	352.0	365.1	380.2	391.4
PEN	297.9	304.0	305.1	321.5	335.9	354.2	382.6	406.4	443.4	468.6	491.9	533.2	560.7
Core segments	**730.6**	**740.5**	**745.2**	**766.3**	**791.0**	**822.9**	**872.3**	**918.8**	**993.8**	**1,036.8**	**1,086.4**	**1,156.3**	1,201.0
EBIT [EUR million]													
CUS	13.2	12.9	12.2	11.8	11.9	12.2	12.5	12.9	14.2	14.8	16.2	18.1	19.3
PEQ	27.8	29.4	29.9	30.6	31.7	32.3	33.9	36.6	38.5	41.6	44.4	47.0	52.0
PEN	18.6	18.3	18.4	19.2	24.0	24.4	26.2	26.6	27.6	30.0	31.7	34.4	37.4
Core segments	**59.7**	**60.6**	**60.6**	**61.5**	**67.5**	**69.0**	**72.6**	**76.2**	**80.3**	**86.3**	**92.3**	**99.5**	108.7
EBIT-Margin [in %]													
CUS	7.4%	7.3%	6.9%	6.8%	6.8%	6.8%	6.8%	6.7%	6.9%	6.9%	7.1%	7.4%	7.7%
PEQ	10.9%	11.3%	11.3%	11.3%	11.3%	11.2%	11.1%	11.4%	11.2%	11.8%	12.2%	12.4%	13.3%
PEN	6.3%	6.0%	6.0%	6.0%	7.2%	6.9%	6.8%	6.5%	6.2%	6.4%	6.4%	6.5%	6.7%
Core segments	**8.2%**	**8.2%**	**8.1%**	**8.0%**	**8.5%**	**8.4%**	**8.3%**	**8.3%**	**8.1%**	**8.3%**	**8.5%**	**8.6%**	9.0%

Backup:
Sales, EBIT and EBIT-Margin

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007
CUS	146.5	178.5	175.3	200.8	701.1	168.1	197.8	199.3	261.9	827.1	206.0	250.7	253.2	286.0	995.9
PEQ	239.4	273.3	276.4	330.2	1119.3	272.2	338.0	342.9	421.5	1374.6	305.5	390.5	403.5	465.9	1565.4
PEN	249.3	300.2	342.8	451.2	1343.5	322.8	413.8	438.0	599.0	1773.5	423.6	506.9	603.2	709.0	2242.7
Core Segments	635.2	752.0	794.5	982.2	3163.9	763.1	949.6	980.2	1282.3	3975.1	935.0	1148.1	1259.9	1461.0	4804.0
Group	942.8	1076.9	1143.0	1334.9	4497.6	1091.4	1280.0	1077.4	1398.7	4346.2	1055.6	1253.2	1351.8	1538.0	5198.6

EBIT (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007
CUS	5.3	11.0	13.0	18.1	47.4	6.7	12.4	14.4	23.3	56.8	9.2	17.8	22.0	28.1	77.1
PEQ	17.3	29.1	31.2	49.1	126.7	19.9	35.5	42.1	56.5	154.0	32.1	46.7	52.8	76.4	208.0
PEN	8.1	17.1	18.6	52.3	96.1	9.7	24.1	20.3	56.2	110.3	19.2	31.0	31.3	68.1	149.6
Core Segments	30.7	57.2	62.8	119.5	270.2	36.3	72.0	76.8	136.0	321.2	60.6	95.6	106.0	172.5	434.7
Group	15.5	21.5	62.2	110.2	209.4	26.9	56.2	74.5	118.7	298.2	64.3	95.6	107.7	154.6	422.2

EBIT margin (in %)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007
CUS	3.6	6.2	7.4	9.0	6.8	4.0	6.3	7.2	8.9	6.9	4.5	7.1	8.7	9.8	7.7
PEQ	7.2	10.6	11.3	14.9	11.3	7.3	10.5	12.3	13.4	11.2	10.5	12.0	13.1	16.4	13.3
PEN	3.2	5.7	5.4	11.6	7.2	3.0	5.8	4.6	9.4	6.2	4.5	6.1	5.2	9.6	6.7
Core Segments	4.8	7.6	7.9	12.2	8.5	4.8	7.6	7.8	10.6	8.1	6.5	8.3	8.4	11.8	9.0
Group	1.6	2.0	5.4	8.3	4.7	2.5	4.4	6.9	8.5	6.9	6.1	7.6	8.0	10.1	8.1


Foto Handelsblatt
28.01.2008: Artikel über
Davos-Gipfel bzgl.
Wassermangel

GEA Westfalia Separator

UBS Investorentag

Wasser – ein Leben ohne Wasser ist nicht möglich – egal was es kostet

Olaf Müller, MD Westfalia Separator Industry GmbH
Frankfurt, 11. Februar 2008

The GEA Group in summary

- The company focuses on specialty mechanical engineering – especially process engineering and equipment.
- The GEA Group claims market and technology leadership in 90 percent of its businesses.
- The company reported sales of EUR 4,3 billion in 2006 and employed more than 19.200 people as of September 30, 2007.



The GEA Group in summary

- The GEA Group is a driver of innovation in its markets; up to 70 per cent of products are less than three years old.
- The key markets are the food industry, the dairy industry and the petrochemicals as well as the energy sector.
- GEA Group is a leading international technology group with operating companies in more than 50 countries.
- GEA Group Aktiengesellschaft is the management holding company of GEA Group and is listed in the German MDAX.



Four guiding strategic principles

Market leadership and focus

- Number one or two in each of its markets around the world*
- Focus on core competencies and core technologies

Technology leadership through innovation

- Technology leader in main markets
- Differentiation through technological lead

Strong focus on bottom line

- Decentralized organizational structure with global responsibility within each division
- Cost leadership through high productivity and a global manufacturing base

Calculated risks

- Stability through diversification across applications and regions
- Thorough risk assessment of projects



* Air Treatment focussed on Europe

Agenda



- Water Cycle
- Water and process technology by GEA
- Technological strength & Market leadership
- Market Outlook

Agenda



- ☐ Water Cycle
- ☐ Water and process technology by GEA
- ☐ Technological strength & Market leadership
- ☐ Market Outlook

The Water Cycle



Resources
Reclamation
Treatment
Consumption
Transport
Recovery

The Water Cycle



- Resources

Water Cycle – Resources

Statistics on water resources

Fig.: Total Actual Renewable Water Resources

Country	Volume 2005 total [km^3/yr]	Volume 2005 Per capita [m^3/yr]
USA	3.051	10.270
Germany	154	1.870
Brazil	8.233	45.570
Russia	4.507	31.650
India	1.897	1.750
China	2.830	2.140
South Africa	50	1.110
Sudan	65	1.880

Source: FAO-AQUASTAT 2005

The Water Cycle



- Recovery

Water Cycle – Recovery



Statistics on water recovery

- Only 3% of worldwide water reserves are potable
- 1,5 bill. people without access to potable water
  UN expects this number to triple (4,5 bill.) within a few years

Water Cycle – Resources

Population without access to safe drinking water


Percent of population without access
No data
1% - 25%
26% - 50%
51% - 75%
76% - 100%

from The World's Water, The Biennial Report on Freshwater Resources

The Water Cycle



- ☐
- ☐
- ☐ Transport
- ☐
- ☐
- ☐

The Water Cycle - Transport



Statistics on water transport

Fig.: Water abstractions per country

Country	Per Capita [m³/yr]	Total [km³/yr]
USA	1.730	476
Germany	460	38
France	530	30,9
UK	230	12,4
Spain	960	38,5
Netherlands	560	8,9
Belgium	730	7,4

Source: OECD (2005), *OECD Environmental Data Compendium 2004, OECD, Paris.*

Water Cycle – Resources

Population without access to Sanitation Services


Percent of populations without access
No data
1% - 25%
26% - 50%
51% - 75%
76% - 100%

The World's Water, The Biennial Report on Freshwater Resources

The Water Cycle



- ☐
- ☐
- ☐
- ☐ Consumption
- ☐
- ☐

Water Cycle – Consumption

Statistics on availability of water and sanitation

Fig.: Household water consumption and availability

Country	Private Water Consumption[1)] [litres/person/day]	Existing House Connection Water[2)] [%]	Existing House Connection Sani. [%]
USA	575	100	83
Germany	195	100	93
Brazil	188	79	45
Russia	n/a	82	70
India	135	19	9
China	85	69	22
South Africa	n/a	64	43
Sudan	10	26	0

Source: FAO 2006, Average 1998 – 2002
WHO UNICEF Joint Monitoring Programme, 2004

Water Cycle - Consumption

Statistics about water abstractions in Europe, data from 1997 - 2005


45,0%
40,0%
35,0%
30,0%
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
Energy
Irrigation
Public Water Supply
Industry

Source: European Environment Agency

Driving water consumption

Private/household (Potable water)

+ Population growth

− Increasing education/wealth
  - efficient use
  - less leakage/wastage

− Shortage/price of water

Industrial/agricultural (Non-potable water)

+ Industrial growth

− Improving standards
  - efficient process technology
  - process water loops
  - end-of-pipe treatments

− Shortage/price of water

The Water Cycle



- ☐
- ☐
- ☐
- ☐
- ☐ Treatment
- ☐

Water Cycle – Treatment

Statistics about waste water treatment

Germany	
- Waste Water to 10.000 WWTPs	
- total [1.000 m^3 p.a.]	9.400.000
- per capita [m^3 p.a.]	115
- Sewage Sludge [1.000 t]	2.200
- Water losses	7%
- Treatment costs[1)] [€ per capita p.a.]	119
France	
- Water losses	26%
- Treatment costs[1)] [€ per capita p.a.]	122
Great Britain	
- Water losses	19%
- Treatment costs[1)] [€ per capita p.a.]	138
Croatia, New Project Zagreb	
- Treatment costs [€ per capita p.a.]	*27*

Source: BDEW Bundesverband der Energie Wasserwirtschaft e.V
[1)] Equalized costs net of subsidies.

Water Cycle – Treatment

Legal regulations of water sanitation and waste water treatment

Water supply and sanitation in the **EU** is regulated in the

- The Urban waste water treatment directive 91/271/EEC of 21 May 1991
- The Drinking water directive 98/83/EC of 3 November 1998
- The Water framework directive 2000/60/EC of 23 October 2000

Water supply and sanitation in the **United States**

- state-level regulatory commissions
- EPA – Safe drinking water act
- EPA – Clean Water Act

Water supply and sanitation in **BRIC countries**

- Brazil: Implementation of The National Water Supply and Sanitation Plan PLANASA (1968-1986)
- Russia: Required investment of $55 billion to repair water works.
- India: many efforts to improve situation, but little success
- China: 5 year plan to close gap between urban and rural regions

Driving waste water treatment

Municipal sewage water

+ Legal standards
+ Health protection

Industrial waste water

+ Legal/technical standards
+ Sustainability
  - Credit Rating
  - Trade opportunities
− Financial impact (ROI)

The Water Cycle



-
-
-
-
-
- Reclamation

Waste Water Reclamation


Municipal sewage water
Waste water
Microfiltration
Reverse Osmosis
Ultraviolet Disinfection
Indirect potable water
potable water
Industrial waste water
Process water
Microfiltratio
osmosis
Ultraviolet Disinfection
Non-potable water
State of art

Waste Water Reclamation

Singapore PUB Reclamation Plant

TOP OF THE WORLD

PUB's success at managing the country's water resources has netted a major international prize.




2007
INDUSTRY
WATER AWARD

Agenda



- Water Cycle
- **Water and process technology by GEA**
- Technological strength & Market leadership
- Market Outlook

Water and process technology by GEA



-
-
-
- Consumption
- Treatment
- Reclamation

Water and process technology by GEA



- Consumption

Water and process technology by GEA

Private/household (Potable water)	Industrial/agricultural (Non-potable water)
+ Population growth	+ Industrial growth
− Increasing education/wealth ▫ efficient use ▫ less leakage/wastage	− Improving standards ▫ efficient process technology ▫ process water loops ▫ end-of-pipe treatments
− Shortage/price of water	− Shortage/price of water

GEA core competence

Process Technology

- Fermentation
- Distillation
- Evaporation
- Centrifugation
- Filtration



GEA Westfalia Separator core competence

Mechanical Separation Technology

1. **Decanters**
   - Efficient process technology
   - Process water loops
   - End-of-pipe treatment
2. **Separators**
   - Efficient process technology
   - Process water loops
3. **Membrane systems**
   - Efficient process technology
   - High-end clarification



GEA Westfalia Separator core competence



Mechanical Separation Technology


Separation
3-Phase-Separation
Clarification

Input		Process		Output
Process liquid	➔	Separation	➔	clean oil clean water
Process liquid	➔	3-Phase-Separation	➔	clean oil clean water dry solids
Process liquid	➔	Clarification	➔	clean water dry solids

Mechanical Separation Technology

Minimizing process water consumption by means of mechanical separation

Process technology (I)

- Example **Antibiotics** production in Europe

Process technology (II)

- Example **Palm oil** production in SEA

Process technology (III)

- Example **Wheat Starch** recovery

Process water loops

- Example Ash Leach in **Pulp and Paper** Mills

GEA Westfalia Separator core competence



- Consumption
  - ⇒ Antibiotics
  - ⇒ Palm Oil
  - ⇒ Starch
  - ⇒ Ash Leach

GEA Westfalia Separator core competence



- Consumption
  - ⇒ Antibiotics
  - ⇒ Palm Oil
  - ⇒ Starch
  - ⇒ Ash Leach

GEA Westfalia Separator core competence

Minimizing process water consumption in Antibiotics production

- core area of antibiotics production in Europe
- 1980-2008: doubled fermentation yield (19-41%) of antibiotics
- processed with patented Westfalia Separator direct-extraction-decanter



GEA Westfalia Separator core competence



- Consumption
  - ⇒ Antibiotics
  - ⇒ Palm Oil
  - ⇒ Starch
  - ⇒ Ash Leach

GEA Westfalia Separator core competence

Water reduction in palm oil mills

- conventional palm oil mills no longer fullfill requirements of a modern waste management
- The patented Westfalia Separator Eco D® process reduces effluent sludge per ton of FFB processed by 40-45%.

Palm Oil Mill Capacity [t/h]	Effluent Conventional Mill [m^3 POME/h]	Effluent ECO-D [m^3 POME/h]
20	16	9
30	24	13
45	36	20



GEA Westfalia Separator core competence

Process Optimization Palm Oil Mills

- CSB reduction by 90%
- reduction of GHG methane gas
- Making Palm Oil more appropriate for European market regulations





GEA Westfalia Separator core competence



- Consumption
  - ⇒ Antibiotics
  - ⇒ Palm Oil
  - ⇒ Starch
  - ⇒ Ash Leach

GEA Westfalia Separator core competence

Minimizing process water consumption in wheat starch processing

- wet processing requires high water consumption
- historical processes without account of sustainability
- decreased water ratio from 15 to 2,7 tons per ton of flour
- in case of a 400tpd facility 6.000t water saved per day

Martin Process

- kneading dough
- complex structure
- recirculation inhibited



Modified Martin Process

- Homogenization
- Water recirculation
- 3 phase processing



GEA Westfalia Separator core competence



- Consumption
  - ⇒ Antibiotics
  - ⇒ Paim Oil
  - ⇒ Starch
  - ⇒ Ash Leach

GEA Westfalia Separator core competence

Minimizing process water consumption in Pulp Mills

- Removal of non-process-elements
- Increased availability of recovery boilers
- High financial benefit due to drop both of maintenance costs and down time

Water Circuit	L effluent per kg paper
Open	> 100
Less closed	10 – 100
Almost closed	< 10
Completely closed	0
Chemicals Circuit	Kg per ton of pulp
Sodium Sulfate	100 – 200
Losses	10 - 20



Source: Ullmann's Encyclopedia of Industrial Chemistry

GEA Westfalia Separator core competence


Dairy Technology
Beverage Technology
Starch Technology
Food
Fish, Meat, Fat
Oils and Fats Processing
> 2.500 applications
Chemicals / Pharmaceuticals
Industrial Biotechnology
Biodiesel / Bioethanol
Life Science
Environment / Infrastructure
Power Generation
Environmental Technology
Logistics / Shipping

Water and process technology by GEA



- ☐
- ☐
- ☐
- ☐ Consumption
- ☐ Treatment
- ☐

Waste Water Treatment

Municipal



Industrial


Mine Pit
Tailings

GEA core competence

Water Technology

- Evaporation
- Centrifugation
- Filtration



Municipal Waste Water Treatment

Municipal



Typical plant layout

Waste Water

- Primary Treatment
- Secondary Treatment
- Tertiary Treatment

Water to receiving areas

Sludge Treatment

- Stabilization
- Hygienization
- Dewatering



Industrial Waste Water Treatment

Industrial

Efficient Water Treatment in process water loops

Calcit removal in cooling water cycles

- Net Troughput 350 m^3/h
- 10 – 15 minutes for separation of existing impurities
- Recovery rate of 98% > 1µm
- Water is used for
  - boiler
  - further industrial purposes
  - cooling towers



Water and process technology by GEA



- ☐
- ☐
- ☐
- ☐ Consumption
- ☐ Treatment
- ☐ Reclamation

Waste Water Reclamation

World Market Desalination Plants



Number of Plants [units]
Installed Capacity [m³/d]
3.500
3.000
2.500
2.000
1.500
1.000
500
0
2000
2001
2002
2003
2004

Important Markets:

- USA
- Spain
- Saudi Arabia
- Qatar
- Oman
- Israel
- Algeria

Source: The World's Water 2006 – 2007
Pacific Institute Oakland, California

Waste Water Reclamation

PUB Strategy for sustainable water supply

„The four national taps"

- Imported water
- Local catchment water
- Desalination
- NEWater



Source: PUB Singapore

Agenda



- ☐ Water Cycle
- ☐ Water and process technology by GEA
- ☐ Technological strength & Market leadership
- ☐ Market Outlook

Technological strength and market leadership

Ten most important exporting countries of water technology in 2006


21%
20%
7%
6%
5%
4%
4%
4%
3%
USA
Germany
Canada
Italy
France
Netherlands
UK
Japan
Bel.-Lux.
Austria
Others

Source: VDMA

Devices for Filtration and Cleaning of Water

Total export: 2.934 M€

Technological strength and market leadership

Production volume water treatment technology

Germany 2002 - 2006



Chemical treatment potable water
Chemical treatment waste water
Non-chemical treatment potable water
Non-chemical treatment waste water
M€
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006

Source: VDMA

Technological strength and market leadership

Example: Changi waste water treatment plant

- Most modern exemplification of water treatment
- Sludge treatment by GEA Westfalia Separator
- Capacity WWTP: 800.000 m^3 per day
- Expansion to 2.400.000 m^3 per day until 2012
- Supply 30 Decanter 1035mm
- USP: patented VariPond® system


CA 1036
GEA
CA 1036
GEA

Technological strength and market leadership

Example: Los Angeles waste water treatment plant

- Supplement to biggest WWTP in Los Angeles
- Sludge treatment by GEA Westfalia Separator
- Capacity WWTP: 1.741.290 m^3 per day
- Supply: 3 Decanter 1035mm
- USP: patented VariPond® system



Market leadership

Worldwide Organization



GEA Westfalia Separator

sales, service, engineering and production sites

- 66 international sites outside Germany-

Market leadership

Worldwide Service Organization


CERTIFICATE
Authorized Repair Shop
GEA
Excellent Performance
from our
Authorized Repair Shop
for Safety

24 authorized Repair Shops in:

- Germany
- Great Britain
- Ireland
- Denmark
- Netherlands
- Belgium
- Italy
- Spain
- Turkey
- South Africa
- USA
- Argentina
- Brazil
- Chile
- China
- India
- Singapore
- Japan
- New Zealand

Agenda



- ☐ Water Cycle
- ☐ Water and process technology by GEA
- ☐ Technological strength & Market leadership
- ☐ Market Outlook

Market Outlook
Water and process technology

World population growth and economical development

	2005	2025	Increase [mn people]	Total increase [%]
Brazil	184	229	45	24,5%
Russia	143	130	-13	-9,1%
India	1.103	1.363	260	23,6%
China	1.310	1.484	174	13,3%
Indonesia	222	275	53	23,9%
South America	559	702	143	25,6%
Africa	906	1.349	443	48,9%
Europe	730	720	-10	-1,4%
World	**6.477**	**7.956**	**1.479**	**22,8%**

Fig.: World Population growth by country, mill. people Source: DWS Datenreport, 2005

GDP nominal*)

	Growth 2007 [%]	Per Head [USD]	Total [USD mn]
Europe	1,6	26.613	14.481
Russia	7,2	6.856	979
India	8,0	820	1.000
China	11,5	2.050	2630
Latin America	5,8	3.815	1.987
Africa	5,2	ca. 1.000	1.150

*) Source: ViewsWire, IMF, World Bank)

World demands and GEA technologies

The world's increasing demand for

- Food and health
- Potable Water
- Education
- Energy
- Sound Environment











Market Outlook
Water and process technology

GEA Westfalia Separator

Food Tec



- Beverage Technology
- Dairy Technology
- Oils and Fats Processing
- Service / capital care

Industry



- Chemicals, Pharmaceuticals, Biotechnology
- Oils and Fats Recovery
- Starch Technology, Industrial Biotechnology
- Environmental Technology
- Service / capital care

Mineraloil Systems



- Marine
- Energy
- Oilfield
- Industrial
- Service / capital care

Market Outlook
Water and process technology

World market trends GEA Westfalia Separator Industry

→ Overproportional growth of environmental market

→ Further growth in market share for GEA Westfalia Separator Industry

Growth markets for waste water treatment:

→ Municipal: Russia, India, China, SEA etc.

→ Industrial: Eastern Europe, South America esp. Brazil, Russia, China

Market Outlook
Water and process technology



Head of IWF Dominique Strauss-Kahn, Davos 2008

Dominique Strauss-Kahn, Davos 2008:

Only price increase of water will limit its wastage and drive technology.

GEA core competence

GEA Process Technology – a key to the future water management

- Fermentation
- Distillation
- Evaporation
- Centrifugation
- Filtration



- Consumption
- Treatment
- Reclamation



Mechanical Separation within GEA

Segments	Customized Systems	Process Equipment	Process Engineering	Other
Divisions	▫ Air Treatment ▫ Refrigeration	▫ Process Equipment ▫ Mechanical Separation ▫ Dairy Farm Systems	▫ Energy Technology ▫ Process Engineering	▫ Gas Cleaning ▫ Ruhr-Zink ▫ Other companies
Sales 2006	827.1 mEUR	1,374.6 mEUR	1,773.5 mEUR	

GEA Group **4,346.2 mEUR**

Thank you!

Additional Presentations From Company's Website:

http://www.geagroup.com/en/ir/praesentationen.html

GEA Group

The GEA Group

Engineering Excellence

Niels Graugaard, Member of the Executive Board,
GEA Group Aktiengesellschaft

The GEA Group in summary

GEA Group

- The company focuses on specialty mechanical engineering - especially process engineering and equipment.

- The GEA Group is one of the world's market and technology leaders in 90 per cent of its businesses.

- The company reported sales of EUR 4.3 billion in 2006 and employed more than 19,200 people as of September 30, 2007.



The GEA Group in summary

GEA Group

- The GEA Group is a driver of innovation in its markets; up to 70 per cent of products are less than three years old.
- The key markets are the dairy industry, the food industry and the petrochemicals as well as the energy sector.
- GEA Group is a leading international technology group with operating companies in more than 50 countries.
- GEA Group Aktiengesellschaft is the management holding company of GEA Group; and is listed in the German MDAX.


Hauptversammlung
2006

Four guiding strategic principles

GEA Group

Market leadership and focus
- Number one or two in each of its markets around the world*
- Focus on core competencies and core technologies

Technology leadership through innovation
- Technology leader in main markets
- Differentiation through technological lead

Strong focus on bottom line
- Decentralized organizational structure with global responsibility within each division
- Cost leadership through high productivity and a global manufacturing base

Calculated risks
- Stability through diversification across applications and regions
- Thorough risk assessment of projects



* Air Treatment focussed on Europe

Chronicle

mg

1881	Metallgesellschaft AG is founded
up to 1914	MG is a global organization operating on every continent
1992	Global player with sales of EUR 13 billion and 63,000 employees
1993	MG in crisis; first wave of restructuring
1999	MG acquires GEA AG
2000	„Metallgesellschaft AG" is renamed "mg technologies ag„
2003	Strategic realignment

GEA

1920	Gesellschaft für Entstaubungs-anlagen (GEA) is founded
1989	GEA goes public
1991	Grasso Group is acquired
1993	Niro A/S is taken over
1994	Westfalia Separator is acquired
1995	Tuchenhagen is taken over; GEA is now a global player with sales of some EUR 2 billion and 17,000 employees
1999	GEA AG is acquired by MG

GEA Group

2005	GEA AG is merged with mg technologies ag Group holding company relocates from Frankfurt to Bochum „mg technologies ag" is renamed "**GEA Group Aktiengesellschaft**"
2007	Divestment of Lurgi and Lentjes

GEA Group operates around the world

- Sales:
  - 21,2 per cent in Germany
  - 36,8 per cent in rest of Europe
  - 20,5 per cent in Asia, Australia, Middle East
  - 18,4 per cent in North and South America
- Around 63 per cent of employees work outside Germany
- Broad geographical diversification reduces the impact of regional economic fluctuations



2006: Group sales by region in per cent (Total sales: EUR 4.3 billion)


3,1%
18,4%
36,8%
20,5%
21,2%
Europe (incl. Former Soviet Union)
Germany
Asia, Australia, Middle East
North and South America
Africa

Growth drivers

Food, healthcare, energy

GEA Group

- Continuous growth in world population
- Rising incomes, especially in emerging markets due to advancing industrialization
- Growing demand for quality in food, beverages and pharmaceuticals
- Growing demand for energy
- Rising oil prices



Tuchenhagen Brewery Systems
ECO-MATRIX®

External factors determining success

GEA Group



dairy technology
beverage technology
starch technology
Food
fish, meat, fats
processing of oils and fats
growing
world population
6,600,000,000
functional food/
pharmaceuticals
industrial
biotechnology
sustainability
Life Science
Environment / Infrastructure
power
generation
environmental
technology
logistics /
transportation

GEA Group – Global supplier of cutting-edge process engineering, plant and equipment

GEA Group

Highlights

Beer

- Globally, more than 25 per cent of beer is produced in plants from Tuchenhagen Brewery Systems and Huppmann
- GEA equipment and systems used in more than 50 per cent of global beer production

Beverage

- GEA companies are key supplier to the world wide producers of carbonated soft drinks, juice and other beverages

Milk

- Farm Systems' global market share of milking equipment roughly 30 percent
- With a a market share of nearly 30 per cent GEA companies are key suppliers to the dairy processing industry

Instant coffee

- 30 per cent produced in plants using GEA technology

Divisions of GEA Group

GEA Group



Air Treatment



Refrigeration



Process Equipment



Mechanical Separation



Dairy Farm Systems



Energy Technology



Process Engineering



Gas Cleaning

Segments and divisions (1)

GEA Group

Customized Systems





Air Treatment

- Chillers
- Centralized and decentralized heating, ventilation and air-conditioning systems

Refrigeration

- Piston and screw compressors
- Evaporators
- Condensers
- Ice machines
- Cooling and freezing systems

Grasso / Grenco

2006 sales in EUR million **827.1**

Exhibiting company

Segments and divisions (2)

GEA Group

Process Equipment







Process Equipment	Mechanical Separation	Dairy Farm Systems
▫ Tubular heat exchangers ▫ Plate heat exchangers ▫ Valves and pumps ▫ Homogenizers	▫ Separators ▫ Decanters	▫ Milking systems ▫ Milk tanks ▫ Vacuum systems ▫ Cleaning agents ▫ Animal care products
Exhibiting companies: Tuchenhagen GEA Ecoflex, GEA EcoServ	Westfalia Separator Food Tec	

2006 sales in EUR million **1,374.6**

Segments and divisions (3)

GEA Group

Process Engineering





Energy Technology	Process Engineering
▪ Dry and wet cooling towers ▪ Process coolers ▪ Heller systems	▪ Liquid processing ▪ Evaporators ▪ Dryers ▪ Process automation
	Huppmann, GEA Diessel, Procomac, TDS Tuchenhagen Dairy Systems, Tuchenhagen Brewery Systems

Exhibiting companies

2006 sales in EUR million **1,773.5**

2006 key figures GEA Group (continuing operations)

GEA Group

EUR million	2006
New orders	**4,977.9**
Sales	**4,346.2**
EBITDA	**298.2**
EBIT	**253.7**
Employees (31 Dec.)	**17,473**


GEA Grasso rotor pair for refrigeration screw compressors


Huppmann energy recovery system at Oettinger in Germany

Q 3 - 2007 key figures GEA Group

GEA Group

EUR million	Q3 2007	Q3 2006	Change (%)	Q1-Q3 2007	Q1-Q3 2006	Change (%)
New orders	**1,189.5**	1,135.9	**4.7**	**3,632.0**	3,237.0	**12.2**
Sales	**1,351.8**	1,077.4	**25.5**	**3,660.6**	2,947.5	**24.2**
EBITDA	**127.6**	91.5	**39.5**	**322.9**	226.8	**42.3**
EBIT	**107.7**	74.5	**44.5**	**267.6**	179.5	**49.1**
EBT	**92.6**	63.8	**45.1**	**225.8**	148.4	**52.1**
Employees (30 Sep.)	**19,230**	16,584	**16.0**	**19,230**	16,584	**16.0**



Tuchenhagen Brewery
Systems beer processing line
at Grolsch, The Netherlands

Procomac

GEA Group



Home of Procomac:
Sala Baganza, near Parma

- Italian company based in Sala Baganza near Parma in northern Italy.
- Procomac core business is designing, manufacturing and installing complete aseptic filling lines for juices, teas, isotonics, still soft drinks, dairy products and complete traditional filling lines for water, carbonated soft drinks, wine & spirits.
- Part of GEA Group, Process Engineering Division since April 2007
- Employees 2007: 510
- Estimated Turnover 2007: 115 Mio. €

Products bottled using Procomac technology

GEA Group

ASEPTIC TECHNOLOGY

Water	Soft drinks	Wine & Spirits	Hot Fill	Fresh milk	Isotonics	Juices	Milk-based drinks	UHT milk


VERA
nueva
PEPSI
descúbrela
Grant's
GRANAROLO
Alta
Qualità
Tropicana
PURE PREMIUM
SMOOTH STYLE
fiore

Procomac: a leading company in aseptic filling technology

GEA Group

- The first Procomac Aseptic filling line was installed in 1994
- Outstanding experience in both high-acid and low-acid products filling
- High speed, high performance aseptic technology
- 78 aseptic lines sold worldwide



Integration of Procomac inside GEA P-Division

GEA Group

- Procomac is part of the Process Engineering Division, Procomac Spa adds its core filling and packaging competences to the liquid process engineering capabilities of GEA Group
- The result : turnkey project capability from raw materials to the packaged product
- Synergies among group companies are being activated at sales and technical level
- Market sales and service presence of Procomac is being empowered by local GEA companies



GEA
Your products are taking shape

The new web presence at www.procomac.it

Some of Procomac Customers





Thank you for your attention.





Welcome to our booth

GEA Group

GEA Group Companies

- GEA Diessel
- GEA Ecoflex
- GEA EcoServe
- Grasso / Grenco
- Huppmann
- Procomac
- Tuchenhagen
- Tuchenhagen Brewery Systems
- Tuchenhagen Dairy Systems
- Westfalia Separator Food Tec

BRAU Beviale 2007



Hall 7, Stand 610

GEA Group

The GEA Group

Engineering Excellence

Back Up

Divisions inside the beverage industry

Customized Systems

Refrigeration – Products

GEA Group



Screw compressors



Piston compressors

High-performance air coolers





Ice makers

Refrigeration – References

Food

Müllermilch

Nestlé

Mars Chocolate Almond Bar

Oil Gas Chemical

elf

BASF

Linde

Beverage

Coca-Cola

PEPSI

Warsteiner

Heineken

GUINNESS

Food Storage & Distribution

ASDA Britain's Best Value Superstore

ALDI MARKT

ah

TESCO

Process Equipment – Products

GEA Group



Tubular Heat Exchangers

Flow Components



Homogenizers



Plate Heat Exchangers



Compact Heat Exchangers



Process Equipment – References

GEA Group



Pasteurization of raw eggs



Valve cluster in a brewery

BR PETROBRAS

MAN

CATERPILLAR®

WÄRTSILÄ

FOSTER WHEELER

ALSTOM

SIEMENS

General Electric Company

HYUNDAI

bp

Mechanical Separation – Products

GEA Group

Food Tec



Industry



Mineral Oil Systems



Separators, decanters and process lines





Mechanical Separation – References

WeserGold

Fonterra

FOSTER'S GROUP

desmet ballestra
Global Solution Provider

ABC American Beverage Corporation

bp

Bayer

Nestlé
Good Food, Good Life

SAB MILLER

ADM

sanofi aventis

InBev

E.&J. Gallo Winery

HYUNDAI
HEAVY INDUSTRIES CO.,LTD.

ABB

Odense Linde

technotrans

SAMSUNG
HEAVY INDUSTR

WÄRTSILÄ

GUINNESS

Cargill

Cerestar
A CARGILL COMPANY

ULJANIK
Brodogradilište, d.d.

Heineken

MAERSK

Unilever

PORSCHE

Process Engineering – Markets

GEA Group



- Food industry
- Dairies



- Breweries and beverage industry
- Pharmaceutical industry
- Chemical industry

Process Engineering – Products

GEA Group



Liquid Engineering

- Brewhouse
- Cold Area Liquid Processing
- Membrane Filtration Systems
- Process Control
- Freeze Concentrators
- Solid/Liquid Extractors





Drying

- Spray Dryers
- Flash Dryers
- Fluid Bed Dryers
- Freeze Dryers
- Ring and Rotary Dryers





Pharma

- Agglomerators
- Granulators
- Contained Handling and Dispensing Systems
- Tablet Presses
- Coaters
- Pelletizers



Packaging

- Packaging Systems
- Aseptic Filling Lines



Process Engineering – References

InBev BASF Oetker-Gruppe Nestlé

Pepsi Carlsberg SAB Miller P&G

Kraft Coca-Cola Asahi Danone Unilever

Pfizer Roche Fonterra

Efes Pilsen Solvay Diageo Heineken Балтика

GEA Group

GEA Group Aktiengesellschaft
Dorstener Straße 484
44809 Bochum
Germany

Tel.: +49 (0) 234-980-0
Fax: +49 (0) 234-980-1087

www.geagroup.com



GEA Group

The GEA Group

Engineering Excellence

Niels Graugaard, Member of the Executive Board,
GEA Group Aktiengesellschaft

The GEA Group in summary

GEA Group

- The company focuses on specialty mechanical engineering - especially process engineering and equipment.

- The GEA Group is one of the world's market and technology leaders in 90 per cent of its businesses.

- The company reported sales of EUR 4.3 billion in 2006 and employed more than 19,200 people as of September 30, 2007.



The GEA Group in summary

GEA Group

- The GEA Group is a driver of innovation in its markets; up to 70 per cent of products are less than three years old.
- The key markets are the dairy industry, the food industry and the petrochemicals as well as the energy sector.
- GEA Group is a leading international technology group with operating companies in more than 50 countries.
- GEA Group Aktiengesellschaft is the management holding company of GEA Group; and is listed in the German MDAX.


Hauptversammlung
2006

Four guiding strategic principles

GEA Group

Market leadership and focus
- Number one or two in each of its markets around the world*
- Focus on core competencies and core technologies

Technology leadership through innovation
- Technology leader in main markets
- Differentiation through technological lead

Strong focus on bottom line
- Decentralized organizational structure with global responsibility within each division
- Cost leadership through high productivity and a global manufacturing base

Calculated risks
- Stability through diversification across applications and regions
- Thorough risk assessment of projects



* Air Treatment focussed on Europe

Chronicle

GEA Group

mg

1881	Metallgesellschaft AG is founded
up to 1914	MG is a global organization operating on every continent
1992	Global player with sales of EUR 13 billion and 63,000 employees
1993	MG in crisis; first wave of restructuring
1999	MG acquires GEA AG
2000	„Metallgesellschaft AG" is renamed "mg technologies ag„
2003	Strategic realignment

GEA

1920	Gesellschaft für Entstaubungs-anlagen (GEA) is founded
1989	GEA goes public
1991	Grasso Group is acquired
1993	Niro A/S is taken over
1994	Westfalia Separator is acquired
1995	Tuchenhagen is taken over;
	GEA is now a global player with sales of some EUR 2 billion and 17,000 employees
1999	GEA AG is acquired by MG

GEA Group

2005	GEA AG is merged with mg technologies ag
	Group holding company relocates from Frankfurt to Bochum
	„mg technologies ag" is renamed "**GEA Group Aktiengesellschaft**"
2007	Divestment of Lurgi and Lentjes

GEA Group operates around the world

GEA Group

- Sales:
  - 21,2 per cent in Germany
  - 36,8 per cent in rest of Europe
  - 20,5 per cent in Asia, Australia, Middle East
  - 18,4 per cent in North and South America
- Around 63 per cent of employees work outside Germany
- Broad geographical diversification reduces the impact of regional economic fluctuations



2006: Group sales by region in per cent (Total sales: EUR 4.3 billion)



3,1%
18,4%
36,8%
20,5%
21,2%
Europe (incl. Former Soviet Union)
Germany
Asia, Australia, Middle East
North and South America
Africa

Growth drivers

Food, healthcare, energy

GEA Group

- Continuous growth in world population
- Rising incomes, especially in emerging markets due to advancing industrialization
- Growing demand for quality in food, beverages and pharmaceuticals
- Growing demand for energy
- Rising oil prices



Tuchenhagen Brewery Systems
ECO-MATRIX®

External factors determining success

GEA Group


dairy technology
beverage technology
starch technology
Food
fish, meat, fats
processing of oils and fats
growing world population
6,600,000,000
functional food/ pharmaceuticals
industrial biotechnology
sustainability
Life Science
Environment / Infrastructure
power generation
environmental technology
logistics / transportation

GEA Group – Global supplier of cutting-edge process engineering, plant and equipment

GEA Group

Highlights

Beer

- Globally, more than 25 per cent of beer is produced in plants from Tuchenhagen Brewery Systems and Huppmann
- GEA equipment and systems used in more than 50 per cent of global beer production

Beverage

- GEA companies are key supplier to the world wide producers of carbonated soft drinks, juice and other beverages

Milk

- Farm Systems' global market share of milking equipment roughly 30 percent
- With a a market share of nearly 30 per cent GEA companies are key suppliers to the dairy processing industry

Instant coffee

- 30 per cent produced in plants using GEA technology

Divisions of GEA Group

GEA Group



Air Treatment



Refrigeration



Process Equipment



Mechanical Separation



Dairy Farm Systems



Energy Technology



Process Engineering



Gas Cleaning

Segments and divisions (1)

GEA Group

Exhibiting company

Customized Systems





Air Treatment

- Chillers
- Centralized and decentralized heating, ventilation and air-conditioning systems

Refrigeration

- Piston and screw compressors
- Evaporators
- Condensers
- Ice machines
- Cooling and freezing systems

Grasso / Grenco

2006 sales in EUR million **827.1**

Segments and divisions (2)

GEA Group

Process Equipment





	Process Equipment	Mechanical Separation	Dairy Farm Systems
	▫ Tubular heat exchangers ▫ Plate heat exchangers ▫ Valves and pumps ▫ Homogenizers	▫ Separators ▫ Decanters	▫ Milking systems ▫ Milk tanks ▫ Vacuum systems ▫ Cleaning agents ▫ Animal care products
Exhibiting companies	Tuchenhagen GEA Ecoflex, GEA EcoServ	Westfalia Separator Food Tec	

2006 sales in EUR million

1,374.6

Segments and divisions (3)

GEA Group

Process Engineering





Energy Technology	Process Engineering
▪ Dry and wet cooling towers ▪ Process coolers ▪ Heller systems	▪ Liquid processing ▪ Evaporators ▪ Dryers ▪ Process automation
	Huppmann, GEA Diessel, Procomac, TDS Tuchenhagen Dairy Systems, Tuchenhagen Brewery Systems

Exhibiting companies: Huppmann, GEA Diessel, Procomac, TDS Tuchenhagen Dairy Systems, Tuchenhagen Brewery Systems

2006 sales in EUR million **1,773.5**

2006 key figures GEA Group (continuing operations)

GEA Group

EUR million	2006
New orders	**4,977.9**
Sales	**4,346.2**
EBITDA	**298.2**
EBIT	**253.7**
Employees (31 Dec.)	**17,473**



GEA Grasso rotor pair for refrigeration screw compressors



Huppmann energy recovery system at Oettinger in Germany

Q 3 - 2007 key figures GEA Group

EUR million	Q3 2007	Q3 2006	Change (%)	Q1-Q3 2007	Q1-Q3 2006	Change (%)
New orders	**1,189.5**	1,135.9	**4.7**	**3,632.0**	3,237.0	**12.2**
Sales	**1,351.8**	1,077.4	**25.5**	**3,660.6**	2,947.5	**24.2**
EBITDA	**127.6**	91.5	**39.5**	**322.9**	226.8	**42.3**
EBIT	**107.7**	74.5	**44.5**	**267.6**	179.5	**49.1**
EBT	**92.6**	63.8	**45.1**	**225.8**	148.4	**52.1**
Employees (30 Sep.)	**19,230**	16,584	**16.0**	**19,230**	16,584	**16.0**



Tuchenhagen Brewery
Systems beer processing line
at Grolsch, The Netherlands

Procomac

GEA Group



Home of Procomac:
Sala Baganza, near Parma

- Italian company based in Sala Baganza near Parma in northern Italy.
- Procomac core business is designing, manufacturing and installing complete aseptic filling lines for juices, teas, isotonics, still soft drinks, dairy products and complete traditional filling lines for water, carbonated soft drinks, wine & spirits.
- Part of GEA Group, Process Engineering Division since April 2007
- Employees 2007: 510
- Estimated Turnover 2007: 115 Mio. €

Products bottled using Procomac technology

GEA Group

ASEPTIC TECHNOLOGY

Water	Soft drinks	Wine & Spirits	Hot Fill	Fresh milk	Isotonics	Juices	Milk-based drinks	UHT milk



VERA
nueva
PEPSI
descúbrela
Grant's
FAMILY RES
GRANAROLO
Alta
Qualità
latte fresco
GRANARO
Tropicana
PURE PREMIUM
SMOOTH STYLE
fiore

Procomac: a leading company in aseptic filling technology

GEA Group

- The first Procomac Aseptic filling line was installed in 1994
- Outstanding experience in both high-acid and low-acid products filling
- High speed, high performance aseptic technology
- 78 aseptic lines sold worldwide



Integration of Procomac inside GEA P-Division

GEA Group

- Procomac is part of the Process Engineering Division, Procomac Spa adds its core filling and packaging competences to the liquid process engineering capabilities of GEA Group
- The result : turnkey project capability from raw materials to the packaged product
- Synergies among group companies are being activated at sales and technical level
- Market sales and service presence of Procomac is being empowered by local GEA companies



GEA
Your products are taking shape

The new web presence at www.procomac.it

Some of Procomac Customers

Coca-Cola
DANONE
Nestlé
CAMPARI
Cott
PEPSI
RAUCH
GRANAROLO
BRITVIC soft drinks
Sandora
Jamnica
Schweppes
MATTONI
Бiмм-Бiмм-Бом
ROCCHETTA NATURALE
ULIVETO
Barilla
HOCHWALD SPRUDEL
Heineken
GRUPO LECHE PASCUAL
TUBORG





Thank you for your attention.





Welcome to our booth

GEA Group

GEA Group Companies

- GEA Diessel
- GEA Ecoflex
- GEA EcoServe
- Grasso / Grenco
- Huppmann
- Procomac
- Tuchenhagen
- Tuchenhagen Brewery Systems
- Tuchenhagen Dairy Systems
- Westfalia Separator Food Tec

BRAU Beviale 2007



Hall 7, Stand 610

GEA Group

The GEA Group

Engineering Excellence

Back Up
Divisions inside the beverage industry

Refrigeration – Products



Screw compressors



Piston compressors



High-performance air coolers



Ice makers

Refrigeration – References

GEA Group

Food

Nestlé

Mars

Oil Gas Chemical

elf

BASF

Linde

Beverage

Coca-Cola

PEPSI

Warsteiner

Heineken

GUINNESS

Food Storage & Distribution

ASDA
Britain's Best Value Superstore

ALDI
MARKT

TESCO

Process Equipment – Products

GEA Group



Tubular Heat Exchangers

Homogenizers



Flow Components



Plate Heat Exchangers



Compact Heat Exchangers



Process Equipment – References

GEA Group


Pasteurization of raw eggs


Valve cluster in a brewery

BR PETROBRAS

MAN

CATERPILLAR®

WÄRTSILÄ

FOSTER WHEELER

ALSTOM

SIEMENS

General Electric Company

HYUNDAI

bp

Mechanical Separation – Products

GEA Group

Food Tec



Industry



Mineral Oil Systems





Separators, decanters and process lines



Mechanical Separation – References

GEA Group

WeserGold
Fonterra
FOSTER'S GROUP
desmet ballestra Global Solution Provider
ABC American Beverage Corporation
bp
Bayer
Nestlé Good Food, Good Life
SAB MILLER
ADM
sanofi aventis
InBev
E.&J. Gallo Winery
HYUNDAI HEAVY INDUSTRIES CO.,LTD.
ABB
Odense Linde
technotrans
AMERICAN ROLL-ON ROLL-OFF CARRIER
SAMSUNG HEAVY INDUSTR
WÄRTSILÄ
GUINNESS
Cargill
Cerestar A CARGILL COMPANY
ULJANIK Brodogradilište, d.d.
Heineken
MAERSK
Unilever
PORSCHE

Process Engineering – Markets

GEA Group





- Food industry
- Dairies
- Breweries and beverage industry
- Pharmaceutical industry
- Chemical industry

Process Engineering – Products

GEA Group



Liquid Engineering

- Brewhouse
- Cold Area Liquid Processing
- Membrane Filtration Systems
- Process Control
- Freeze Concentrators
- Solid/Liquid Extractors





Drying

- Spray Dryers
- Flash Dryers
- Fluid Bed Dryers
- Freeze Dryers
- Ring and Rotary Dryers





Pharma

- Agglomerators
- Granulators
- Contained Handling and Dispensing Systems
- Tablet Presses
- Coaters
- Pelletizers



Packaging

- Packaging Systems
- Aseptic Filling Lines



Process Engineering – References

GEA Group

- InBev
- BASF
- Oetker-Gruppe
- Nestlé
- Pepsi
- Carlsberg
- SAB Miller
- P&G
- Kraft
- Coca-Cola
- Asahi
- Danone
- Unilever
- Pfizer
- Roche
- Fonterra
- Efes Pilsen
- Solvay
- Diageo
- Heineken
- БАЛТИКА

GEA Group

GEA Group Aktiengesellschaft
Dorstener Straße 484
44809 Bochum
Germany

Tel.: +49 (0) 234-980-0
Fax: +49 (0) 234-980-1087

www.geagroup.com



Parties	Date of Agreement	Description
The Home Depot (US) Supplier [Note: The returned goods policies are between The Home Depot and the MAAX entities listed at right.]	Undated.	The Agreement is a generic supplier buying agreement governing all purchase orders made by the Home Depot. The Agreement was amended on June 23, 2005 by and between The Home Depot U.S.A. Inc. and MAAX KSD Inc. There also are several returned goods policies for Spartan Canada, MAAX Inc., Keystone Shower Doors, and Manhatten Products. We have also received a Supplier Reference Manual.
Costco Wholesale Corporation MAAX Canada Inc.	Undated.	The Agreement is a vendor agreement for Costco.com.
Menard Inc. MAAX Inc.	10/21/2005 (Corner Shower Program) 8/3/2005 (Tub and Shower Program)	The Agreements are the Menard Inc.'s terms of sale as the purchaser of products from the Corner Shower Program and Tub and Shower Program.
MAAX Do it Best Corp	Undated.	The Agreements cover marketing programs or drop shipment programs between MAAX and Do it Best Corp.
Aristech Acrylics LLC MAAX Inc.	March 3, 3004	The Agreement is a supply agreement whereby MAAX Inc. will purchase and Aristech Acrylics LLC will supply cast acrylic, cast acrylic capped composite sheets and Hyrizon® products. The agreement was amended on July 21, 2005 and November 11, 2005.
Alcan Baltek Corp. Aker Plastics Company	July 7, 2005	The Agreement is a supply agreement whereby Aker Plastics Company will purchase balsa wood from Alcan Baltek Corp.

Reichold Inc. MAAX Canada Inc., Pearl Baths Inc., MAAX-Hydro Swirl Manufacturing Corp., MAAX Midwest Inc., Aker	March 1, 2006	The Agreement is a supply agreement whereby MAAX entities will purchase various products from Reichold Inc.
Shenzhen King Glass MAAX Inc. Corperation	January 7, 2008	The Agreement covers the price for all glass products supplied by Shenzhen King Glass to MAAX Inc.
Share Builders' Conference & Marketing Expo. MAAX Inc.	October 1, 2007	The Agreement is an advertising agreement whereby MAAX Inc. purchases television, radio and other marketing from Share Builders'.
Ryder Truck Rental Inc. d/b/a Ryder Transportation Services MAAX-KSD LLC	April 18, 2007	The Agreement is a truck lease and service agreement whereby Ryder will lease vehicles to MAAX entities. The Agreement was originally with MAAX KSD LLC but was later amended to include Aker Plastic Company Inc., Pearl Baths LLC, MAAX Midwest Inc. and MAAX Hydro-Swirl Manufacturing Corp.
Ryder Truck Rental Inc. d/b/a Ryder Transportation Services MAAX-KSD LLC	July 31, 2007	The Agreement is a service agreement whereby Ryder agrees to maintain and service MAAX's vehicles.
Ryder Truck Rental Inc. MAAX KSD LLC	August 17, 2007	The Agreement is an on-site maintenance agreement whereby MAAX leases to Ryder two bays in the maintenance facility located on MAAX's property.
Spancan (1999) Corporation MAAX Canada Inc.	January 1, 2008	The Agreement is a supplier buying agreement for the Advanta brand.
Indalex Limited MAAX Inc.	March 22, 2004	The Agreement is a supply agreement whereby Indalex will supply aluminium parts to MAAX Inc. for use in production.

Octo Purchasing Group Ltd. MAAX Inc.	February 15, 2008	The Agreement is a letter agreement for the purchase of goods manufactured by MAAX Beauce (Ste-Marie), MAAX Lachine (Lachine, QC), and MAAX Westco (Armstrong, BC).
The Coleman Company Inc. MAAX Inc.	October 13, 1998	The Agreement is a license agreement whereby The Coleman Company Inc. grants a license to MAAX Inc. to use the "Coleman" trademark and associated logos.
Rona Corporation MAAX Canada Inc.	August 16, 2006	The Agreement is a commercial agreement governing purchase orders made by Rona Corporation.
Sears Canada Inc. MAAX Canada Inc.	January 13, 2007	The Agreement is a rebate information form whereby Sears shall provide MAAX Canada Inc. certain rebates as a percentage of volume.
Rona Corporation MAAX Canada Inc. (div. Beauce)	August 16, 2006	The Agreement is a commercial agreement governing purchase orders made by Rona Corporation.
Rona Corporation MAAX Canada Inc. (div. Manhattan)	August 16, 2006	The Agreement is a commercial agreement governing purchase orders made by Rona Corporation.
Rona Corporation MAAX Canada Inc. (div. Lachine)	August 16, 2006	The Agreement is a commercial agreement governing purchase orders made by Rona Corporation.
Groupe Norampac Inc., Victoriaville Division MAAX Inc.	February 27, 2004	The Agreement is a long term supply agreement whereby Normpac shall supply MAAX Inc. with corrugated cardboard.
Emco Corporation MAAX Inc.	March 13, 2007	The Agreement is a rebate program for 2007 whereby Emco shall provide a percentage rebate to MAAX Inc. on Acrylic/Doors/cabinets and Gelocat/Abs/Polysterene depending on achieved volume scale.
The Home Depot of Canada Inc. Supplier	Undated	The Agreement is a generic supplier buying agreement that covers the terms and conditions of every purchase order made by The Home Depot of Canada Inc.

Wolseley Canada Inc. MAAX Canada Inc. (div Lachine)	March 22, 2007	The Agreement is a rebate program for 2007 whereby MAAX Inc. shall provide a percentage rebate to Wolseley Canada Inc. for acrylic doors & cabinets and gelcoat/abs/polysterene depending on achieved volume scale.
Wolseley Canada Inc. MAAX Canada Inc. (div Lachine)	Undated.	The Agreement is a rebate program for 2008 whereby MAAX Inc. shall provide a percentage rebate to Wolseley Canada Inc. for acrylic doors & cabinets and gelcoat/abs/polysterene depending on achieved volume scale.
MAAX Corporation ("Parent Company") MAAX Canada Inc. ("Canadian Holding") 4200217 Canada Inc. ("Cabinetry Holding") MAAX Holding Co. ("American Holding") MAAX-KSD Corporation, Pearl Baths Inc., MAAX-Hydro Swirl Manufacturing Corp.. MAAX Midwest Inc., Aker Plastics Company Inc., MAAX Spas (Arizona) Inc. ("American Subsidiaries") MAAX Spas (Ontario) Inc., Cuisine Expert-C.E. Cabinets Inc., 9022-3751 Quebec Inc. ("Canadian Subsidiaries")	June 4, 2004	The Agreement is a cash pooling agreement whereby the parties establish a cash management system such that the balance of Participating Accounts will be at zero at the end of each business day, by lending and transferring, directly or indirectly, to Parent Company Concentration Bank Accounts, money from Participating Accounts with a credit balance, or as the case my be, by lending and transferring, directly or indirectly, money to Participating Accounts with debit balances from Parent Company Concentration Bank Accounts.
MAAX Inc. Lee Supply Company	Undated	The Agreement is a rebate agreement whereby MAAX Inc. provides a percentage rebate to Lee Supply Company depending on volume sold in relation to the following Professional Series products: (i) Maax-Aker; and (ii) Maax Barrier-Free, and the following Showroom Products: (i) Maax Collection; (ii) Maax Pearl; (iii) Maax Doors & Cabinets. MAAX Inc. shall also provide co-op marketing funds.
MAAX Lumbermens Merchandising Corporation	Undated	The Agreement is a marketing program covering the Advanta Regional, MAAX Doors & Cabinets and MAAX Collection & Pearl brands. The program includes a volume incentive rebate, advertising money, displays, show participation, and summer and winter promotion.

MAAX Inc. (USA) Masters Supply	May 18, 2006	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to Masters Supply depending on volume sold in relation to the following Professional Series Products: (i) Maax-Aker; (ii) Maax Barrier-Free, and the following Showroom Series Product: (i) Maax Collection; (ii) Maax Pearl; and (iii) Maax Doors & Cabinets.
MAAX Advanta Mid-Valley Plumbing	July 10, 2007 (Marketing Program) July 1, 2007 (Information Sheet)	The Agreement is a marketing program which includes a volume incentive program, displays, promotional events, product education and training, and warranty and after sales service. There is also a customer information sheet that outlines the discount structure.
MAAX Inc. (USA) Montgomery Plumbing Supply	May 1, 2005	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to Montgomery Plumbing Supply on volume sold in relation to the following Professional Series Products: (i) Maax-Aker; (ii) Maax Barrier-Free, and the following Showroom Series Product: (i) Maax Collection; (ii) Maax Pearl; and (iii) Maax Doors & Cabinets.
MAAX Minneapolis Fresno Distributing	Undated	The Agreement is a rebate program whereby MAAX Inc. shall provide a 10% rebate to Fresno Distributing on all purchases of the Maax Professional (formerly Villa) products, and the following Showroom Series Products: (i) Maax Collection; and (ii) Maax Pearl.
MAAX Inc. (USA) Hajoca Corporation	March 15, 2005	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to Hajoca Corporation depending on volume of the following Maax Professional Series Products: (i) Maax-Aker; and (ii) Maax Barrier-Free, and the following Showroom Series Products: (i) Maax Collection; (ii) Maax Pearl; and (iii) Maax Doors & Cabinets.
MAAX Minneapolis J.W. Wood Company	Undated	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to J.W. Wood Company depending on volume of the Maax Professional (formerly Villa) Products, and the following Showroom Series Products: (i) Maax Collection; and (ii) Maax Pearl.

MAAX Corporation Keller Supply Company	October 22, 2007	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to Keller Supply Company depending on sales dollars for the following products: (i) Villa/Professional Acrylic Series; (ii) Collection Series; (iii) Pearl Series; and (iv) Villa/Professional Fiberglass Series.
MAAX Minneapolis Kennewick Industrial Supply	Undated	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to Kennewick Industrial Supply depending on sales dollars for the following product lines: (i) Maax Collection; (ii) Maax Villa; (iii) Maax Pearl; and (iv) Maax Westco Fiberglass.
MAAX Minneapolis Canyon Pipe & Supply	Undated	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to Canyon Pipe & Supply depending on volume for the following product lines: (i) Maax Collection; (ii) Maax Pearl; and (iii) Maax Doors & Cabinets; and (iv) Maax Villa Acrylic. MAAX shall also provide co-op advertising funds.
MAAX USA Carter-Jones Lumber Company	June 20, 2007	The Agreement is a marketing program and customer information sheet that covers a volume rebate, buying shows, point-of-purchase signage and other literature, as well as store services.
MAAX USA Consumers Bath & Kitchen	January 6, 2006	The Agreement is a rebate program whereby MAAX Inc. shall provide to Consumers Kitchen & Bath a discount on all MAAX Showroom product lines and a percentage rebate on such products depending on volume.
MAAX Advanta Do it Best Corp.	June 29, 2007	The Agreement is a vendor participation authorization whereby Maax Inc. authorizes Do it Best Corp. to include Maax Inc. in the Company's advertising and sales promotion program.
MAAX Minneapolis Benjamin Supply	Undated	The Agreement is a rebate program whereby MAAX shall provide Benjamin Supply with a percentage rebate by volume of the following products: (i) MAAX Collection; (ii) MAAX Pearl; (iii) MAAX Doors & Cabinets; and (iv) MAAX Villa and Acrylic. MAAX shall provide co-op advertising funds.
MAAX Minneapolis MAAX Southeast	Undated	The Agreement is a purchasing program setting out the terms, freight policy, material rebates and promotional discounts for MAAX Bathroom products.

MAAX Busy Beaver Building Centers	Undated	The Agreement is a marketing program covering volume rebates, displays, payment terms, point-of-purchase signage and literature, as well as training.
MAAX Inc. (USA) Butler Supply	December 19, 2005	The Agreement is a rebate program whereby MAAX Inc. shall provide Butler Supply with a percentage rebate based on volume of the following MAAX products: (i) Maax Aker; (ii) Maax Pearl; (iii) Maax Collection; and (iv) Maax Doors & Cabinets.
MAAX – Spa The Home Depot	December 5, 2006	The Agreement is a marketing agreement covering all Home Depot of Canada Inc. divisions and departments.
MAAX – Keystone The Home Depot	October 18, 2006	The Agreement is a marketing agreement covering all Home Depot of Canada Inc. divisions and departments.
MAAX – Keystone The Home Depot	October 18, 2006	The Agreement is a marketing agreement covering all Home Depot U.S.A., Puerto Rico and U.S.V.I. divisons and departments.
MAAX – Keystone The Home Depot	October 18, 2006	The Agreement is a rebate agreement covering all Home Depot of Canada Inc. divisions and departments. The rebate is a tiered incentive whereby The Home Depot shall receive a percentage rebate on purchases depending on volume.
MAAX – Spa The Home Depot	December 5, 2006	The Agreement is a rebate agreement covering all Home Depot of Canada Inc. divisions and departments. The rebate is a tiered incentive whereby The Home Depot shall receive a percentage rebate on purchases depending on volume.
MAAX Inc. ED OS Sales	July 1, 2003	This agreement is a sales representative agreement for the following territories: Maine, New Hampshire, Vermont, Massachusetts, Rhode Island and Connecticut
MAAX Inc. (USA) EDOS Warehousing agreement	September 12, 2005	The Agreement is an addendum to the December 20, 2004 MOU to clarify the following areas: (i) purchase price; (ii) co-op advertising; and (iii) rebates.

MAAX Inc. ENAP, Inc.	Undated (Marketing Program) September 1, 2006 (Discount Program)	The Agreement is a marketing program applicable to Advanta Regional, Advanta National, MAAX Medicine Cabinets and Doors (Manhattan) & MAAX Collection that covers an incentive drop ship program, advertising money and displays. ENAP Inc. shall receive a discount off of current list prices depending on volume from Advanta Regional Northeast, Advanta Regional Midwest, Advanta Regional Northwest, and Advanta National.
MAAX Minneapolis Farnsworth Wholesale	Undated	The Agreement is a rebate program whereby MAAX shall provide a percentage rebate to Farnsworth Wholesale depending on volume of the following products: (i) MAAX Collection; (ii) MAAX Pearl; (iii) MAAX Doors & Cabinets; and (iv) MAAX Villa Acrylic. MAAX will provide Co-op Advertising funds.
MAAX Ferguson Enterprises	April 15, 2007	The Agreement is a rebate program whereby MAAX shall provide a percentage rebate to Ferguson Enterprises based on volume for the following products: (i) Professional Series (Aker, Villa, Barrier-Free); Showroom Products (Collection, Pearl, Doors/Cabinets). MAAX will also provide Co-Op marketing funds for such products.
MAAX Floor to Ceiling Stores Nationally	January 1, 2005	The Agreements are drop shipment marketing program covering volume rebates, advertising allowances, and displays in relation to the Advanta brand.
MAAX Corporation Northern Supply	Undated	The Agreement is a rebate program whereby MAAX Corporation shall provide a percentage discount to Northern Supply based on sales volume of the MAAX Aker Professional Series product and the following Showroom Series Product: (i) MAAX Collection; (ii) MAAX Pearl; and (iii) MAAX Doors, Walls, Bases & Cabinets. MAAX Corporation shall also pay a co-op based on purchased product, and provide display units at no charge.
MAAX Minneapolis Northwest Pipe Fittings Inc.	Undated	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to Northwest Pipe Fittings Inc. on the following products: (i) MAAX Collection; (ii) MAAX Villa; (iii) MAAX Pearl; and (iv) MAAX Westco Fiberglass.

MAAX NuWay Supply	April 27, 2006	This is an email outlining the rebate program whereby MAAX shall provide a volume and growth rebate to NuWay Supply with respect to the MAAX Showroom Brand.
MAAX Orgill, Inc.	Undated (Marketing Agreement) February 16, 2007 (Warehouse Stocking Program)	The Agreement is a marketing agreement covering volume incentive rebates, returned goods, training and product education, product warranty and after sales service and displays. MAAX also outlines the applicable discount structure.
MAAX Minneapolis Pacific Plumbing Supply	Undated	The Agreement is a rebate program whereby MAAX Inc. shall provide Pacific Plumbing Supply with rebate based on percentage of sales for the following products: (i) MAAX Collection; (ii) MAAX Villa; (iii) MAAX Pearl; and (iv) MAAX Fiberglass.
MAAX Minneapolis Tubz	Undated	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to Tubz based on volume of MAAX Professional (formerly Villa) products, and the following Showroom Series products: (i) MAAX Collection; and (ii) MAAX Pearl.
MAAX Inc. (USA) Vamac	January 15, 2007	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to Vamac based on volume of the following Professional Series products: (i) MAAX-Aker; and (ii) MAAX Barrier-Free, and the following Showroom Series products: (i) MAAX Collection; and (ii) MAAX Pearl (excluding Classic Series); and (iii) MAAX Doors & Cabinets. MAAX Inc. also agrees to provide promotional funds for both products.
MAAX Inc. (USA) Wasau Homes	December 15, 2004	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to Wasau Homes based on volume of the following Professional Series products: (i) MAAX-Aker; and (ii) MAAX Barrier-Free. MAAX Inc. also agrees to provide promotional funds for such products.

MAAX Minneapolis Western Navada Supply	Undated	The Agreement is a rebate program whereby MAAX Inc. shall provide a 10% rebate to Western Navada Supply based on volume of MAAX Professional (formerly Villa) products: and the following Showroom Series products: (i) MAAX Collection; and (ii) MAAX Pearl.
MAAX Minneapolis WinWholesale Inc.	January 30, 2008	The Agreement is a rebate program whereby MAAX Inc. shall provide a percentage rebate to WinWholesale Inc. for Professional, Collection and Pearl products. Win Group of Companies will also earn percentage co-op accrual for al professional and showroom series sales for the prior year.
MAAX Minneapolis RV Cloud	Undated	The Agreement is a rebate program whereby MAAX Corporation shall provide a 10% rebate to RV Cloud on all purchases of MAAX Professional (formerly Villa) products and the following Showroom Series products: (i) MAAX Collection; and (ii) MAAX Pearl.
MAAX Minneapolis Slakey Brothers	Undated	The Agreement is a rebate program whereby MAAX Corporation shall provide a 10% rebate to Slakey Brothers on all purchases within the program dates from the MAAX Collection, MAAX Pearl, MAAX Doors & Cabinets and MAAX Villa Acrylic product lines. MAAX shall also participate in the annual Trip Incentive program by contributing a percentage of sales from 11/1/06 to 10/31/07.
MAAX Minneapolis Standard Plumbing Supply	Undated	The Agreement is a rebate program whereby MAAX Corporation shall provide a percentage rebate to Standard Plumbing Supply based on sales of MAAX Collection, MAAX Villa, MAAX Pearl and MAAX Westco Fiberglass products.
MAAX Inc. Stock Lumber Company	Undated	The Agreement is a marketing program covering volume rebates, displays, and discounts on new product opening orders.
MAAX True Value	Undated	The Agreement is a drop ship program covering no-added vendor allowances, advertising allowances, displays and a drop ship catalogue program charge.
MAAX Canada Inc. McDonald Sales	Undated	This is a sales representation agreement

MAAX Canada Inc. Pro Star Marketing	Undated	This is a sales representation agreement
MAAX Canada Inc. Les Ventes Bergeron Sales Inc.	November 3, 2007	The Agreement is a sales representation agreement whereby Les Ventes Bergeron Sales Inc. shall provide services to MAAX as its exclusive sales representative for Ontario: Ottawa Valley to Kingston and Belleville (included), Outaouais Region, (linked with the Quebec Sales Group). The sales representative shall cover the following product categories: (i) Professional/Villa; (ii) Collection; (iii) Accessories; (iv) MAAX Doors; and (v) Advanta.
MAAX Inc. Can-Acqua International	April 1, 2004	The Agreement is a sales representation agreement whereby Can-Aqua International shall provide services to MAAX by giving technical advice and providing specifications service to architects, consulting engineers and building owners in Quebec in connection with MAAX products.
MAAX Canada Inc. 4403428 Canada Inc.	March 1, 2007	The Agreement is a sales representation agreement whereby 4403428 Canada Inc. shall provide services to MAAX as its non exclusive sales representative outside USA and Canada for all brands sold by MAAX bathroom products.
MAAX Canada Inc. Dy-Mon Sales Agency Ltd.	March 1, 2007	The Agreement is a sales representation agreement whereby Representative shall provide services to MAAX as its exclusive sales representative within Manitoba and Ontario: Thunder Bay for the following product categories: (i) Professional/Villa, (ii) Collection; (iii) Accessories; (iv) MAAX Doors; and (v) Advanta.
MAAX Canada Inc. Par Four Plumbing Products Inc.	March 1, 2007	The Agreement is a sales representation agreement whereby Representative shall provide services to MAAX as its exclusive sales representative within Newfoundland, Labrador for the following product categories: (i) Professional/Villa, (ii) Collection; (iii) Accessories; (iv) MAAX Doors; and (v) Advanta.

MAAX Canada Inc. GN Sales Inc.	March 1, 2007	The Agreement is a sales representation agreement whereby Representative shall provide services to MAAX as its exclusive sales representative within the following Ontario Sales Territory: Guelph to Windsor, Hanover to Brantford, Hamilton to Niagara Peninsula for the following product categories: (i) Professional/Villa, (ii) Collection; (iii) Accessories; (iv) MAAX Doors; and (v) Advanta.
MAAX Canada Inc. Icon Agency Ltd.	February 7, 2007	The Agreement is a sales representation agreement whereby Representative shall provide services to MAAX as its exclusive sales representative within the Greater Vancouver, Lower mainland, and Fraser Valley territories for the following product categories: (i) Professional/Villa, (ii) Collection; (iii) Accessories; (iv) MAAX Doors (v) & Storage Solutions; and (vi) Advanta.
MAAX Inc. Bell Canada	May 29, 2003	Frame Relay Agreement entered into between Maax Inc. and Bell Canada. Bell Canada will provide a high speed network frame relay service in accordance with international norms.
MAAX Bell Canada	May 29, 2003	Global Frame Relay Agreement entered into between Bell Canada and Maax Inc. Bell Canada will provide a high speed network frame relay service in accordance with international norms.
MAAX Inc. Bell Canada.	December 11, 2003	IP Messaging Services Agreement entered into between Bell Canada and Maax Inc. Bell Canada will provide Maax with reliable IP messaging services and assures that 99.8 % of messages will be delivered within 30 seconds of their reception.
MAAX Inc. Bell Nexxia	May 28, 2003	Local Network Service Agreement entered into between Bell Nexxia and Maax Inc. Bell Nexxia will provide Maax with the Détail RL local network, ensuring network connectivity between at least two of Maax's locations.
MAAX Inc. Bell Canada	May 31, 2003	Telecommunication Services Agreement entered into between Bell Canada and Maax Inc.

MAAX Canada Inc. IBM Canada Lteé Financement Mondial IBM	June 30, 2006	Products and Services Agreement entered into between IBM Canada Ltée and Maax Canada Inc.
MAAX Inc. SAP Canada Inc.	May 4, 2000	Software License Agreement entered into between SAP Canada Inc and Maax Inc. (the "Agreement") under which Maax accepts a non-exclusive and perpetual license from SAP to use the mySAP.com software package.
MAAX Lachine Eligible MAAX customer	Revised April 1, 2007	The Agreement describes the terms of the 2007 MAAX Co-Op Program.
MAAX Holdings, Inc., JWC Holders, Persies Holders, OMERS Holders and the Management Holders.	July 14, 2006	Third Amended and Restated Stockholders Agreement.
MAAX Canada Inc. Canaplus Limited Partnership, signed by Rick Murray, of 1161958 Ontario Limited (General Partner)	December 12, 2007, signed for approval by MAAX Canada on January 14, 2008.	2008 Rebate Program for all products invoiced from MAAX Beauce, MAAX Lachine and MAAX Westco.
Maple Trade Finance Inc. MAAX Corporation and any and all of its parents, affiliates and subsidiaries ("MAAX").	April 30, 2008	The Agreement is a release and total discharge signed by Maple Trade Finance in favour of MAAX in relation to factoring agreements between Maple Trade Finance Inc. and MAAX Canada Inc. and Maple Trade Finance Inc. and MAAX KSD Corporation, both dated January 18, 2007 and terminated by MAAX on or around January 8, 2008.
Maax Cabinets Inc. ("MAAX") Armoires Fabritec Ltee ("Fabritec")	September 28, 2007	The Agreement is a letter to Maax Cabinets Inc. (i) confirming their agreement as to the settlement of the sale of $500,000 which is due following the acquisition of MAAX assets by Fabritec; and (ii) outlining royalty fees owing to MAAX in connection with sales to Home Depot.

MAAX – Keystone The Home Depot	October 18, 2006	The Agreement is a rebate agreement covering all Home Depot of Canada Inc. divisions and departments. The rebate is a tiered incentive whereby The Home Depot shall receive a percentage rebate on purchases depending on volume.
MAAX – Keystone The Home Depot	October 18, 2006	The Agreement is a marketing agreement covering all Home Depot U.S.A., Puerto Rico and U.S.V.I. divisions and departments.
MAAX The Home Depot	December 5, 2006	The Agreement is a marketing agreement covering all Home Depot of Canada Inc. divisions and departments.
MAAX – Keystone The Home Depot	October 18, 2006	The Agreement is a marking agreement covering all Home Depot USA, Puerto Rico and USVI divisions and departments.
MAAX Inc. All American Home Center	September 26, 2006	2008 Promotional Advertising Agreement.
MAAX Corporation Robertson Heating Supply	Undated	The Agreement is a rebate program for 2007 covering: (i) MAAX Aker; (ii) MAAX Collection; (iii) MAAX Pearl; and (iv) MAAX Doors, Walls, Bases & Cabinets.
MAAX Westco Robertson Supply Company	Undated	The Agreement is a rebate program for 2006 for MAAX Westco Fiberglass product.
MAAX Canada Inc. (div Lachine) Rona Corporation	February 15, 2008	The Agreement is a commercial agreement covering purchase orders made by Rona corporation.
MAAX Westco Rosen Supply Company	Undated	2005 Supply Program for MAAX Westco Fiberglass product.
Rundle Spence Company MAAX Inc.	Undated	2006 Rebate Program for MAAX Aker, MAAX Pearl, MAAX Doors & Cabinets and MAAX Collection product.

Caresee Equipment of Relaxation Ltd MAAX Spas (Arizona) Inc.	January 1, 2008	This is a spa component supply agreement
H2O Vision Inc. MAAX Spas (Arizona) Inc.	February 1, 2008	This is a consulting agreement.
ARS Solutions MAAX Canada Inc.	January 19, 2008	This is a computer services agreement
Vision IP MAAX Canada Inc.	February 1, 2008	This is a software support and services agreement.
Telus MAAX Canada Inc.	December 18, 2007	This is a telecommunications services agreement.
Sprint Solutions Aker Plastics	March 17, 2008	This is a telecommunications services agreement.
Hollabaugh Brothers and Associates MAAX Hydro-Swirl and Pearl Baths	March 1, 2007	This is a sales representation agreement and related addenda
FourMation Sales Pearl Baths and Aker Plastics	January 1, 2007	This is a sales representation agreement
Steadfast Sales and Marketing Inc. Aker Plastics, MAAX KSD and Pearl Baths	February 1, 2008	This is a sales representation agreement and related addenda
Markovich Marketing	December 4, 2007	This is a sales representation and services agreement

MAAX Spas (Arizona) Inc.		
Craig Melges MAAX Spas (Arizona) Inc	May 25, 2008	This is a sales representation and services agreement
Bill Sheldon & Associates MAAX Spas (Arizona) Inc.	February 1, 2008	This is a sales representation agreement
Ken McCargar MAAX Spas (Arizona) Inc	February 1, 2008	This is a sales representation and services agreement
[NTD: Employment agreements of the following individuals: Denis Aubin, Jerry Pudmanski, Linda Taube, Terry Rake, Daniel Stewart, Paul Golden, Richard Levesque and Karen McCawley]		
The Leases and other contracts set forth in Schedules 2.1(f), 2.1(g) and 2.1(q)		
Non-competition Agreements in favour of MAAX Inc. with each of Marie-France Poulin, Placide Poulin, David Poulin and Richard Garneau, dated as of March 10, 2004		

GEA Group

WestLB Deutschland Conference

Frankfurt

November 13-14, 2007

Disclaimer

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

Agenda

GEA Group

1. GEA Core Segments: growth reflects globalisation
2. GEA's markets and drivers
3. GEA's next strategic targets
4. Q3 2007 and Outlook

GEA Core Segments:
Growth in order intake

GEA Group

Rolling order intake


mEUR
1.300
1.100
900
700
500
Q1 04- Q4 04
until
Q4 06 – Q3 07

GEA Core Segments:
Growth in sales

GEA Group



Rolling sales
mEUR
1.300
1.100
900
700
500
Q1 04- Q4 04
until
Q4 06 – Q3 07

GEA Core Segments:

Growth in EBIT

GEA Group

Rolling EBIT


120
100
80
60
40
20
0
Q1 04- Q4 04
until
Q4 06 – Q3 07

GEA Core Segments:
Employees by region

GEA Group

Employees by region 2004

Core segments



7%
3%
2%
10%
37%
41%
Germany
EU
North America
South America
Asia
Middle East
Others

14,469 employees

(core segments)

Employees by region Q3 2007

Core segments



1%
6%
8%
2%
33%
11%
39%
Germany
EU
North America
South America
Asia
Middle East
Others

18,677 employees

+ 4,208 +29%

GEA Core Segments:
Growth of Employees by region

GEA Group



December 31,2004
14.469
Germany
760
EU
1.263
North America
730
South America
111
Asia
1.032
Middle East
173
Others
139
September 30, 2007
18.677
+4,208 employees (+29%)
14.000
15.000
16.000
17.000
18.000

GEA Core Segments:
Sales by region

GEA Group

Sales by region 2004



10%
17%
5%
12%
3%
14%
39%
Germany
EU
North America
South America
Asia
Middle East
Others

Sales by region Q1-Q3 2007



11%
22%
6%
13%
4%
14%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

Main markets and business fields

GEA Group


dairy technology
beverage technology
starch technology
Food
fish, meat, fats
processing of oils and fats
growing
world population
> 6,6 billion in July 2007
chemicals /
pharmaceuticals
industrial
biotechnology
biodiesel /
bioethanol
Life Science
Environment / Infrastructure
power
generation
environmental
technology
logistics /
transportation

GEA's markets and drivers

Population Growth 2007 - 2050 (in mill.)

GEA Group

Region	2007	2050	in %
World	6,616	9,076	37.2
US	304	395	29.9
Europe	728	653	-10.3
China	1,331	1,392	4.6
India	1,136	1,593	40.2
Latin America	577	783	35.7
Africa	945	1,937	104.9

Source: UNFPA, State of World Population 2007

Import – Export emerging markets

exports to selected emerging marktes	2005 mEUR	delta 2005/2000
total	**4,809**	+ 16 %
thereof		
South Corea	957	+ 27 %
China	765	+ 72 %
Mexico	563	-11 %
Ukraine	525	+ 62 %
Thailand	432	+ 8 %
Brazil	417	-18 %
South Africa	389	+ 33 %
Malaysia	260	-8 %
Indonesia	244	-17 %
India	116	+ 32 %
Chile	90	+ 9 %
Argentina	51	-12 %

imports from selected emerging marktes	2005 mEUR	delta 2005/2000
total	**17,796**	+ 29 %
Brazil	4,696	+ 23 %
Argentinia	3,708	+ 25 %
China	2,155	+ 42 %
Indonesia	1,381	+ 23 %
Thailand	1,310	+ 4 %
Malaysia	1,087	+ 63 %
Chile	1,074	+ 59 %
South Africa	822	+ 40 %
India	808	+ 23 %
Ukraine	383	+ 61 %
Mexico	289	+ 55 %
South Korea	83	-25 %

CIAA Data and trends report 2006

GEA's next strategic targets
Mid term

GEA Group

- Margin improvement
- Portfolio management on divisional level
- Widen low cost base
- Improvement leverage

GEA's next strategic targets

Guiding Principles

GEA Group

Market leadership and focusing

Technological leadership through outstanding innovation power

Profitable growth and result-driven operations

Calculated risks

Broad growth opportunities of the GEA portfolio

Q3 2007
Group

Q3 2007 general overview

Sales growth and margin improvement

GEA Group

in EUR million	**Q3 2007**	Q3 2006	in %
Order Intake	**1,276.1**	1,235.4	3.3
Order Backlog	**2,440.4**	1,997.7	22.2
Sales	**1,351.8**	1,077.4	25.5
EBIT	**107.7**	74.5	44.5
EBIT in % of sales	**8.0%**	6.9%	-

Q3 2007
Core Segments

Core Segments

Rolling quarterly averages

EUR million



1.300
1.250
1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Q4 06 - Q3 07
Order Intake
Sales
EBIT-Margin

Core Segments

Profound growth and healthy margin increase

GEA Group

9 months	Customized System	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 18.3 %	+ 17.1 %	+ 6.1 %	+ 12.2 %
Order Backlog	+ 15.0 %	+ 25.7 %	+ 21.6 %	+ 21.6 %
Sales	+ 25.6 %	+ 15.4 %	+ 30.6 %	+ 24.1 %
EBIT	+ 46.2 %	+ 35.0 %	+ 50.6 %	+ 41.6 %
EBIT margin	+ 100 bps	+ 170 bps	+ 70 bps	+ 100 bps

Q1 – Q3 2007 compared to Q1 – Q3 2006

Outlook

Outlook 2007

GEA Group

Order intake core segments w/o Energy Technology division > 15 %

Sales > 15 %

EBIT margin core segments > 60 bps improvement

Capex > 2,5 % of sales

Return to dividend

Improve leverage of the balance sheet

Outlook mid term targets 2007-2009

GEA Group

Clearing up portfolio on divisional level

Increase margin of core segments up to 10%

Widen capex to sales to 2.5 / 3.0 %

Achieving gearing of about 50-60% of equity (w/o pensions), i.e. 2x EBITDA

Enhancing dividend policies to about 1/3 of net income

Use share buy back to realize gearing target as far as necessary

Financial calendar

GEA Group

March 13, 2008	Annual Report FY 2007
April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report Q 1
July 31, 2008	Interim Report Q 2
October 31, 2008	Interim Report Q 3

GEA Group





GEA Group

ENGINEERING EXCELLENCE




PUMPS
VALVES

GEA Group

Conference Call

Third Quarter 2007

Bochum, October 31, 2007

Agenda

1. General Overview
2. Core Segments
3. Discontinued Operations
4. Group
5. Outlook

General overview

Sales growth and margin improvement

GEA Group

in EUR million	**Q3 2007**	Q3 2006	in %
Order Intake	**1,276.1**	1,235.4	3.3
Order Backlog	**2,440.4**	1,997.7	22.2
Sales	**1,351.8**	1,077.4	25.5
EBIT	**107.7**	74.5	44.5
EBIT in % of sales	**8.0%**	6.9%	-

Business performance Q3 2007 (EBIT)

GEA Group

in EUR million	**Q3 2007**	Q3 2006	in %
Customized Systems	**22.0**	14.4	52.4
Process Equipment	**52.8**	42.1	25.2
Process Engineering	**31.3**	20.3	53.9
Subtotal	**106.0**	76.9	37.9
Holding	**(6.9)**	(7.6)	8.7
Other companies / Consolidiation	**8.7**	5.3	65.0
Subtotal	**1.7**	(2.3)	173.6
Total	**107.7**	74.5	44.5

Core Segments

Core Segments: Customized Systems

GEA Group

Increase in margin sped up

- **Air Treatment:**
  - continuing growth in the West European market
  - UK (Denco), Turkey and Russia above expectations
  - production cost problem of new product line overcome
  - strong EBIT and margin increase
  - life cycle costs and CO_2 footprint of products more and more crucial for customers

- **Refrigeration:**
  - stable growth of food as well as oil, gas and chemical industry, market position strenghtening further
  - Rising energy costs and increasing environmental concerns presenting opportunities
  - increase in margin
  - acquisition Aerofreeze Systems in Canada on track

Core Segments: Customized Systems
Increase in margin sped up

GEA Group

in EUR million	Q3 2007	Q3 2006	in %
Order Intake	**253.0**	222.7	13.6
Order Backlog	**297.4**	258.7	15.0
Sales	**253.2**	199.3	27.1
EBIT	**22.0**	14.4	52.4
EBIT in % of sales	**8.7%**	7.2%	-
Employees	**5,245**	4,392	19.4

GEA Group

Sound and sustainable improvement

- **Process Equipment:**
  - strong growth in marine, food and power business for all kinds of heat exchangers (shell & tube as well as plates)
  - start up cost of new US factory affected EBIT but due to USD the new site turns out to be very favorable
- **Mechanical Separation:**
  - order intake on high level, still moderate increase
  - good demand by dairy, brewery and juice industry
  - high order intake/sales from marine, energy and oilfield industry
  - increasing demand for sewage works (China, Middle East)
- **Dairy Farm Systems:**
  - strong Eastern (esp. Russia), South Eastern Europe market
  - Western Europe and US market healthy
  - Houle & Fils acquisition contributes to margin increase

Core Segments: Process Equipment

Sound and sustainable improvement

GEA Group

in EUR million	**Q3 2007**	Q3 2006	in %
Order Intake	**443.7**	382.9	15.9
Order Backlog	**538.3**	428.3	25.7
Sales	**403.5**	342.9	17.7
EBIT	**52.8**	42.1	25.2
EBIT in % of sales	**13.1%**	12.3%	-
Employees	**6,746**	6,117	10.3

Core Segments: Process Engineering
Strong EBIT growth

GEA Group

- **Energy Technology:**
  - order intake significantly below PY due to customers' capacity constraints and not yet finalized contract placements
  - good order backlog and loaded capacities
  - new site in Qatar opened yesterday
- **Process Engineering:**
  - ongoing strong order intake especially in Eastern Europe and Asia
  - strong growth in sales
  - reduced pace in margin improvement
  - Procomac integration on track

Core Segments: Process Engineering
Strong EBIT growth

in EUR million	Q3 2007	Q3 2006	in %
Order Intake	**492.8**	530.4	-7.1
Order Backlog	**1,547.7**	1,272.7	21.6
Sales	**603.2**	438.0	37.7
EBIT	**31.3**	20.3	53.9
EBIT in % of sales	**5.2%**	4.6%	-
Employees	**6,686**	5,565	20.2

Core segments

Profound growth and healthy margin increase

GEA Group

in EUR million	**Q3 2007**	Q3 2006	in %
Order Intake	**1,189.5**	1,135.9	4.7
Order Backlog	**2,383.4**	1,959.7	21.6
Sales	**1,259.9**	980.1	28.5
EBIT	**106.0**	76.9	37.9
EBIT in % of sales	**8.4%**	7.8%	-
Employees	**18,677**	16,074	16.2

Core segments

Profound growth and healthy margin increase

GEA Group

9 months	Customized System	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 18.3 %	+ 17.1 %	+ 6.1 %	+ 12.2 %
Order Backlog	+ 15.0 %	+ 25.7 %	+ 21.6 %	+ 21.6 %
Sales	+ 25.6 %	+ 15.4 %	+ 30.6 %	+ 24.1 %
EBIT	+ 46.2 %	+ 35.0 %	+ 50.6 %	+ 41.6 %
EBIT margin	+ 100 bps	+ 170 bps	+ 70 bps	+ 100 bps

Q1 – Q3 2007 compared to Q1 – Q3 2006

Core segments

Rolling quarterly averages

EUR million



1.300
1.250
1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Q4 06 - Q3 07
Order Intake
Sales
EBIT-Margin

Discontinued operations

Discontinued Operations

Status of Lurgi and Lentjes disposal

GEA Group

- **Lurgi**
  - Closing on July 20, 2007
  - Result of Lurgi disposal: 207 m EUR

- **Lentjes sold to A-Tec Industries AG on May 2, 2007**
  - Closing expected in Q4 2007
  - Subject to approval by antitrust authorities

Net income of discontinued operations

GEA Group

in EUR million	Q1 - Q2 2007	Q3 2007	**Q1 - Q3 2007**
Lurgi	6.1	201.3	**207.3**
Lentjes	(101.1)	(38.0)	**(139.1)**
Others incl release of provisions	63.3	17.4	**80.7**
Net income / loss DOP	(31.7)	180.7	**149.0**

Group

GEA Group: Q1 - Q3 2007 (EBIT)

GEA Group

in EUR million	**Q1 - Q3 2007**	Q1 - Q3 2006	in %
Customized Systems	**49.0**	33.5	46.2
Process Equipment	**131.6**	97.5	35.0
Process Engineering	**81.5**	54.1	50.6
Subtotal	**262.2**	185.2	41.6
Holding	**(16.3)**	(20.5)	20.5
Other companies / Consolidiation	**21.7**	14.8	47.0
Subtotal	5.4	(5.7)	195.2
Total	**267.6**	179.5	49.1

GEA Group: Q1 - Q3 2007

GEA Group

in EUR million	Q1 - Q3 2007	Q1 - Q3 2006	in %
EBIT	**267.6**	179.5	49.1
Net interest expenses	**(41.8)**	(31.1)	(34.7)
EBT	**225.8**	148.4	52.1
Taxes	**(129.2)**	(57.7)	(123.8)
Net income on continuing operations	**96.6**	90.7	6.5
Net income/loss on discont. operations	**149.0**	(237.1)	162.8
Net income / Loss	**245.5**	(146.5)	267.6
EPS*	**1.66**	(0.78)	313.6
EPS continuing operations*	**0.84**	0.48	73.0
EPS discontinuing operations*	**0.82**	(1.26)	165.3

* 2007 adjusted by 61m depreciation of deferred tax assets due to new german tax law
EPS unadjusted: total: 1.30 EUR, continuing operat.: 0.51 EUR, discontinued operat.: 0.79 EUR

Net position

GEA Group

m EUR


June 30, 2007
Disposal Lurgi
Discont. operations
Share buy back
EBITDA
Acquisitions
Capex
WC
Others
September 30, 2007
0
25
50
75
100
125
150
175
200
NP
Cash In
Cash Out

Gearing


m EUR
1.600
1.400
1.200
1.000
800
600
400
200
0
0,0
-5,0
-10,0
-15,0
-20,0
-25,0
-30,0
-35,0
-40,0
-45,0
-39,0
-12,2
-7,4
December 31, 2006
June 30, 2007
September 30, 2007
Net position
Equity
Gearing

Outlook

Outlook 2007

GEA Group

Order intake core segments w/o E-division > 15 %

Sales > 15 %

EBIT margin core segments > 60 bps improvement

Capex > 2,5 % of sales

Return to dividend

Improve leverage of the balance sheet

Outlook mid term targets 2007-2009

GEA Group

Clearing up portfolio on divisional level

Increase margin of core segments up to 10%

Widen capex to sales to 2.5 / 3.0 %

Achieving gearing of about 50-60% of equity (w/o pensions), i.e. 2x EBITDA

Enhancing dividend policies to about 1/3 of net income

Use share buy back to realize gearing target as far as necessary

Financial calendar

GEA Group

March 13, 2008	Annual Report FY 2007
April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report Q 1
July 31, 2008	Interim Report Q 2
October 31, 2008	Interim Report Q 3

Disclaimer

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

GEA Group



GEA Group

ENGINEERING EXCELLENCE

Backup

Backup

Customized Systems Q1 – Q3

GEA Group

in EUR million	**Q1 - Q3 2007**	Q1 - Q3 2006	in %
Order Intake	**776.1**	656.2	18.3
Order Backlog	**297.4**	258.7	15.0
Sales	**709.9**	565.2	25.6
EBIT	**49.0**	33.5	46.2
EBIT in % of sales	**0.1**	0.1	-
Employees	**5,245.0**	4,392.0	19.4

Backup

Process Equipment Q1 – Q3

GEA Group

in EUR million	**Q1 - Q3 2007**	Q1 -Q3 2006	in %
Order Intake	**1,254.5**	1,071.0	17.1
Order Backlog	**538.3**	428.3	25.7
Sales	**1,099.5**	953.1	15.4
EBIT	**131.6**	97.5	35.0
EBIT in % of sales	**12.0%**	10.2%	-
Employees	**6,746**	6,117	10.3

Backup

Process Engineering Q1 – Q3

GEA Group

in EUR million	**Q1 - Q3 2007**	Q1 -Q3 2006	in %
Order Intake	**1,601.4**	1,509.9	6.1
Order Backlog	**1,547.7**	1,272.7	21.6
Sales	**1,533.7**	1,174.5	30.6
EBIT	**81.5**	54.1	50.6
EBIT in % of sales	**5.3%**	4.6%	-
Employees	**6,686**	5,565	20.2

Backup

Core segments Q1 – Q3

GEA Group

in EUR million	Q1 - Q3 2007	Q1 -Q3 2006	in %
Order Intake	**3,632.0**	3,237.0	12.2
Order Backlog	**2,383.4**	1,959.7	21.6
Sales	**3,343.0**	2,692.8	24.1
EBIT	**262.2**	185.2	41.6
EBIT in % of sales	**7.8%**	6.9%	-
Employees	**18,677**	16,074	16.2

Core segments Q3

GEA Group

	Customized System	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 13.6 %	+ 15.9 %	- 7.1 %	+ 4.7 %
Order Backlog	+ 15.0 %	+ 25.7 %	+ 21.6 %	+ 21.6 %
Sales	+ 27.1 %	+ 17.7 %	+ 37.7 %	+ 28.5 %
EBIT	+ 52.4 %	+ 25.2 %	+ 53.9 %	+ 37.9 %
EBIT margin	+ 140 bps	+ 80 bps	+ 50 bps	+ 60 bps

Q3 2007 compared to Q3 2006

Backup

Group Performance

GEA Group

EUR million	**Q1 - Q3 2007**	Q1 - Q3 2006	in %
Order Intake	**3,923.7**	3,500.7	**12.1**
Order Backlog	**2,440.4**	1,997.7	**22.2**
Sales	**3,660.6**	2,947.5	**24.2**
EBIT	**267.6**	179.5	**49.1**
EBIT-Margin	**7.3%**	6.1%	**-**
EPS in EUR*	**0.84**	0.48	**73.0**

* continuing operations 2007: adjusted by the 61m depeciation of deferred taxes according to German tax reform

Backup

Continuing and discontinuing business

GEA Group

in EUR million	Q3 2007	Q3 2006	in %
EBIT	**107.7**	74.5	44.5
Net interest expenses	**(15.2)**	(10.7)	(41.3)
EBT	**92.6**	63.8	45.1
Taxes	**(89.0)**	(24.8)	(258.5)
Net income on continuing operations	**3.6**	39.0	(90.8)
Net income/loss on discont. operations	**180.7**	(181.4)	199.6
Net income / Loss	**184.3**	(142.4)	229.4
EPS*	**1.34**	(0.76)	276.0
EPS continuing operations*	**0.34**	0.21	63.5
EPS discontinuing operations*	**0.99**	(0.97)	202.9

* 2007 adjusted by 61m depreciation of deferred tax assets due to new german tax law
EPS unadjusted: total: 0.98 EUR, continuing operat.: 0.02 EUR, discontinued operat.: 0.96 EUR

Backup

Sales by region

GEA Group

Sales by region Q1-Q3 2006



12%
22%
5%
13%
4%
14%
30%
□ Germany
■ EU
■ North America
□ South America
□ Asia
□ Middle East
□ Others

2.948 EUR million

Sales by region Q1-Q3 2007



11%
22%
6%
13%
4%
14%
30%
□ Germany
■ EU
■ North America
□ South America
□ Asia
□ Middle East
□ Others

3.661 EUR million

+24,2 %

Backup

Employees by region


Employees by region Q3 2006
7%
6%
3%
9%
38%
37%
Germany
EU
North America
South America
Asia
Middle East
Others

16,584 employees


Employees by region Q3 2007
1%
5%
8%
2%
11%
35%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

19,230 employees

+16%

Backup

Net position (A)

GEA Group

in EUR million	Sep 30, 2007	June 30, 2007	Change %
Cash	**296**	**281**	5.3
Securities	**2**	**4**	(54.8)
Bank debt	**(309)**	**(646)**	52.1
Net position	**(11)**	**(361)**	96.9
Net position Lurgi and Lentjes	**120**	**522**	(77.0)
Net position incl Lurgi and Lentjes	**109**	**161**	(32.4)

Backup

Net position (B)

GEA Group

in EUR million	Sep 30, 2007	Dec 31, 2006	Change %
Cash	**296**	260	13.8
Securities	**2**	5	(61.0)
Bank debt	**(309)**	(97)	(217.8)
Net position	**(11)**	**168**	(106.7)
Net position Lurgi and Lentjes	**120**	324	(62.9)
Net position incl Lurgi and Lentjes	**109**	**492**	(77.9)

Backup

GEA Group: Income Statement Q1 – Q3 2007 (1)

GEA Group

(EUR million)	Q1-Q3 2007	Q1-Q3 2006	Change %
Sales	3,660.6	2,947.5	24.2
Cost of sales	-2,736.3	-2,179.9	-25.5
Gross profit	**924.3**	**767.6**	**+20.4**
Selling expenses	-319.9	-294.5	-8.6
Adminstrative expenses	-320.9	-279.9	-14.6
Other income	41.6	37.1	+12.1
Other expenses	-58.2	-50.6	-15.1
Net income on enterprises reported at equity	0.7	0.2	+303.0
Other financial income	0.4	0.4	+5.1
Other financial expenses	-0.2	-0.8	+74.1
Earnings before interest and taxes (EBIT)	**267.6**	**179.5**	**+49.1**
Interest and similar income	11.7	10.3	+13.8
Interest expense and similar charges	-53.5	-41.3	-29.5
Earnings before tax on continuing operations	**225.8**	**148.4**	**+52.1**

Backup

GEA Group: Income Statement Q1 – Q3 2007 (2)

GEA Group

(EUR million)	Q1-Q3 2007	Q1-Q3 2006	Change %
Earnings before tax on continuing operations	**225.8**	**148.4**	**+52.1**
Income taxes	**-129.2**	**-57.7**	**-123.8**
thereof current taxes	*-35.9*	*-23.6*	*-52.0*
thereof deferred taxes	*-93.4*	*-34.1*	*-173.5*
Net income on continuing operations	**96.6**	**90.7**	*+6.5*
Net income/loss on discontinued operations	**149.0**	**-237.1**	**+162.8**
Net income/loss	**245.5**	**-146.5**	**+267.6**
thereof minority interest	0.6	-0.1	+603.4
thereof net income/loss attributable to shareholders of GEA Group Aktiengesellschaft	244.9	-146.4	**+267.4**
Per share (EUR)	**EUR per share**	**EUR per share**	
Basic earnings per share	**1.30**	**-0.78**	**+267.4**
- thereof on continuing operations	*0.51*	*0.48*	+5.7
- thereof on discontinued operations	*0.79*	*-1.26*	+162.8
Diluted earnings per share	**1.30**	**-0.78**	**+267.4**
Weighted average number of shares in issue (million)	**187.9**	**187.9**	**-0.0**

Backup

GEA Group: Income Statement Q3 2007 (1)

GEA Group

(EUR million)	Q3 2007	Q3 2006	Change %
Sales	1,351.8	1,077.4	25.5
Cost of sales	-1,020.9	-801.6	-27.4
Gross profit	**330.9**	**275.8**	**+20.0**
Selling expenses	-107.8	-104.3	-3.4
Adminstrative expenses	-112.9	-93.8	-20.4
Other income	18.7	7.4	+152.8
Other expenses	-21.3	-10.1	-110.0
Net income on enterprises reported at equity	0.0	0.2	-99.5
Other financial income	0.4	0.1	+231.3
Other financial expenses	-0.2	-0.8	+73.7
Earnings before interest and taxes (EBIT)	**107.7**	**74.5**	**+44.5**
Interest and similar income	5.5	3.8	+45.8
Interest expense and similar charges	-20.7	-14.5	-42.5
Earnings before tax on continuing operations	**92.6**	**63.8**	**+45.1**

Backup

GEA Group: Income Statement Q3 2007 (2)

GEA Group

(EUR million)	Q3 2007	Q3 2006	Change %
Earnings before tax on continuing operations	**92.6**	**63.8**	**+45.1**
Income taxes	**-89.0**	**-24.8**	**-258.5**
thereof current taxes	*-14.5*	*-8.5*	*-69.7*
thereof deferred taxes	*-74.5*	*-16.3*	*-357.5*
Net income on continuing operations	**3.6**	**39.0**	*-90.8*
Net income/loss on discontinued operations	**180.7**	**-181.4**	**+199.6**
Net income/loss	**184.3**	**-142.4**	**+229.4**
thereof minority interest	0.6	-0.2	+503.8
thereof net income/loss attributable to shareholders of GEA Group Aktiengesellschaft	183.6	-142.3	**+229.1**
Per share (EUR)	**EUR per share**	**EUR per share**	
Basic earnings per share	**0.98**	**-0.76**	**+229.1**
- thereof on continuing operations	*0.02*	*0.21*	-92.4
- thereof on discontinued operations	*0.96*	*-0.97*	+199.6
Diluted earnings per share	**0.98**	**-0.76**	**+229.1**
Weighted average number of shares in issue (million)	**187.8**	**187.9**	**-0.1**

Backup

GEA Group: Balance Sheet Q3 2007 (1)

GEA Group

Assets (EUR thousand)	09/30/2007	12/31/2006	Change %
Property, plant and equipment	455,537	404,927	12.5
Investment property	52,760	56,869	-7.2
Goodwill	1,299,389	1,250,763	3.9
Other intangible assets	86,030	41,280	108.4
Investment in enterprises reported at equity	14,058	10,876	29.3
Other non-current financial assets	56,547	52,343	8.0
Deferred taxes	344,106	431,825	-20.3
Non-current assets	**2,308,427**	**2,248,883**	2.6
Inventories	689,755	531,794	29.7
Trade receivables	1,232,560	1,163,512	5.9
Income tax assets	17,712	17,162	3.2
Other current financial assets	190,525	146,501	30.1
Cash and cash equivalents	296,042	260,101	13.8
Current assets	**2,426,594**	**2,119,070**	14.5
Assets held for sale	184,021	583,476	-68.5
Total assets	**4,919,042**	**4,951,429**	-0.7

GEA Group: Balance Sheet Q3 2007 (2)

GEA Group

Equity and liabilities (EUR thousand)	**09/30/2007**	**12/31/2006**	**Change %**
Issued capital	496,890	496,890	0.0
Additional paid-in capital	1,077,076	1,077,076	0.0
Retained earnings	-67,554	-249,149	72.9
Accumulated other comprehensive loss/income	-21,428	327	< -1.000
Treasury shares	-12,029	-65,263	81.6
Minority interest	3,415	1,582	115.9
Equity	**1,476,370**	**1,261,463**	17.0
Non-current provisions	306,424	287,576	6.6
Non-current obligations to employees	513,222	509,676	0.7
Non-current financial liabilities	18,379	17,585	4.5
Other non-current liabilities	7,106	13,766	-48.4
Deferred taxes	87,472	47,535	84.0
Non-current liabilities	**932,603**	**876,138**	6.4
Current provisions	339,765	321,262	5.8
Current obligations to employees	159,489	165,814	-3.8
Current financial liabilities	315,538	89,674	251.9
Trade payables	616,349	707,027	-12.8
Income tax liabilities	46,567	29,098	60.0
Other current liabilities	698,114	557,964	25.1
Current liabilities	**2,175,822**	**1,870,839**	16.3
Liabilities related to assets held for sale	334,247	942,989	-64.6
Total equity and liabilities	**4,919,042**	**4,951,429**	-0.7

Backup

Cash Flow Q3 2007 (1)

GEA Group

(EUR thousand)	01/01/2007 - 09/30/2007	01/01/2006 - 09/30/2006
Net income/loss	245,510	-146,471
+ Income taxes	129,215	57,728
+ Net income/loss on discontinued operations	-148,958	237,144
= Earnings before tax on continuing operations	225,767	148,401
Net interest income	41,842	31,058
= Earnings before interest and tax (EBIT)	**267,609**	**179,459**
Depreciation, amortization, impairment and reversal of impairment on nun-current assets	55,002	47,388
Other non-cash income and expenses	-563	-562
Obligations to employees	-19,789	-10,337
Change in provisions	1,818	45,995
Gains/losses on disposal of non-current assets	-393	-3,425
Change in inventories, incl. unbilled PoC receivables [1]	-42,099	-110,158
Change in trade receivables	-18,919	-87,543
Change in trade payables	-161,569	28,920
Change in other operating assets and liabilities	-24,558	5,570
Tax payments	-18,939	-29,299
Net cash flow from operating activities of discontinued operations	-89,742	-97,286
= Cash flow from operating activities	**-52,142**	**-31,278**

Backup

Cash Flow Q3 2007 (2)

GEA Group

(EUR thousand)	01/01/2007 - 09/30/2007	01/01/2006 - 09/30/2006
= Cash flow from operating activities	**-52.142**	**-31.278**
Proceeds from disposal of non-current assets	11.904	7.147
Cash payments for purchases of property, plant and equipment and intangible assets	-81.873	-57.091
Cash payments for purchases of non-current financial assets	-5.087	-6.158
Interest and dividend income	6.903	8.629
Cash payments for acquisitions	-76.678	-3.311
Proceeds from disposal of discontinued operations	571.513	-
Repayment of non-trade receivables from discontinued operations	-484.925	-
Net cash flow from investment activities of discontinued operations	-700	1.066
= Cash flow from investing activities	**-58.943**	**-49.718**

Backup

Cash Flow Q3 2007 (3)

GEA Group

(EUR thousand)	01/01/2007 - 09/30/2007	01/01/2006 - 09/30/2006
= Cash flow from investing activities	**-58.943**	**-49.718**
Payment from the purchase of own shares	-10.109	-
Change in financial lease liabilities	-1.723	-2.297
Dividend paid by GEA Group AG for 2005	-	-18.795
Cash receipts from finance facilities	203.198	42.559
Cash payments for redemption of finance facilities	-31.580	-29.500
Interest payments	-30.372	-11.868
Net cash from financing activities of discontinued operations	25.871	40.736
= Cash flow from financing activities	**155.285**	**20.835**
Exchange-rate-related and other changes in cash and cash equivalents	-2.615	-2.225
= Change in unrestricted cash and cash equivalents	**41.585**	**-62.386**
Unrestricted cash and cash equivalents at beginning of year	252.240	424.363
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	-	-88.501
= Unrestricted cash and cash equivalents at balance sheet date	**293.825**	**273.476**
Restricted cash and cash equivalents	2.217	4.140
= Cash and cash equivalents as reported on the face of the balance sheet	**296.042**	**277.616**

[1] including advance payments

Rolling development of keyfigures

GEA Group

Average of four quarters

	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007	Q3 2006 to Q2 2007	Q4 2006 to Q3 2007
Order Intake [EUR million]											
CUS	173.8	185.0	183.5	186.0	196.9	196.6	207.5	219.5	228.4	241.9	249.4
PEQ	264.3	270.1	292.5	300.3	317.6	329.4	341.5	362.0	375.4	392.7	407.9
PEN	344.2	359.1	384.9	385.7	449.3	451.6	475.9	566.0	573.5	598.3	588.9
Core segments	**782.2**	**814.2**	**860.9**	**871.9**	**963.8**	**977.6**	**1,024.9**	**1,147.5**	**1,177.3**	**1,232.9**	**1,246.3**
Sales [EUR million]											
CUS	176.5	176.2	174.0	175.3	180.7	185.5	191.5	206.8	216.2	229.5	242.9
PEQ	260.0	263.9	270.9	279.8	288.0	304.2	320.8	343.6	352.0	365.1	380.2
PEN	304.0	305.1	321.5	335.9	354.2	382.6	406.4	443.4	468.6	491.9	533.2
Core segments	**740.5**	**745.2**	**766.3**	**791.0**	**822.9**	**872.3**	**918.8**	**993.8**	**1,036.8**	**1,086.4**	**1,156.3**
EBIT [EUR million]											
CUS	12.9	12.2	11.8	11.9	12.2	12.5	12.9	14.2	14.8	16.2	18.1
PEQ	29.4	29.9	30.6	31.7	32.3	33.9	36.6	38.5	41.6	44.4	47.0
PEN	18.3	18.4	19.2	24.0	24.4	26.2	26.6	27.6	30.0	31.7	34.4
Core segments	**60.6**	**60.6**	**61.5**	**67.5**	**69.0**	**72.6**	**76.2**	**80.3**	**86.3**	**92.3**	**99.5**
EBIT-Margin [in %]											
CUS	7.3%	6.9%	6.8%	6.8%	6.8%	6.8%	6.7%	6.9%	6.9%	7.1%	7.4%
PEQ	11.3%	11.3%	11.3%	11.3%	11.2%	11.1%	11.4%	11.2%	11.8%	12.2%	12.4%
PEN	6.0%	6.0%	6.0%	7.2%	6.9%	6.8%	6.5%	6.2%	6.4%	6.4%	6.5%
Core segments	**8.2%**	**8.1%**	**8.0%**	**8.5%**	**8.4%**	**8.3%**	**8.3%**	**8.1%**	**8.3%**	**8.5%**	**8.6%**

Sales, EBIT and EBIT-Margin

GEA Group

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007
CUS	146.5	178.5	175.3	200.8	701.1	168.1	197.8	199.3	261.9	827.1	206.0	250.7	253.2
PEQ	239.4	273.3	276.4	330.2	1,119.3	272.2	338.0	342.9	421.5	1,374.6	305.5	390.5	403.5
PEN	249.3	300.2	342.8	451.2	1,343.5	322.8	413.8	438.0	599.0	1,773.5	423.6	506.9	603.2
Core Segments	635.2	752.0	794.5	982.2	3,163.9	763.1	949.6	980.2	1,282.3	3,975.1	935.0	1,148.1	1,259.9
Group	942.8	1,076.9	1,143.0	1,334.9	4,497.6	1,091.4	1,280.0	1,077.4	1,398.7	4,346.2	1,055.6	1,253.2	1,351.8

EBIT (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007
CUS	5.3	11.0	13.0	18.1	47.4	6.7	12.4	14.4	23.3	56.8	9.2	17.8	22.0
PEQ	17.3	29.1	31.2	49.1	126.7	19.9	35.5	42.1	56.5	154.0	32.1	46.7	52.8
PEN	8.1	17.1	18.6	52.3	96.1	9.7	24.1	20.3	56.2	110.3	19.2	31.0	31.3
Core Segments	30.7	57.2	62.8	119.5	270.2	36.3	72.0	76.8	136.0	321.2	60.6	95.6	106.0
Group	15.5	21.5	62.2	110.2	209.4	26.9	56.2	74.5	118.7	298.2	64.3	95.6	107.7

EBIT margin (in %)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007
CUS	3.6	6.2	7.4	9.0	6.8	4.0	6.3	7.2	8.9	6.8	4.5	7.1	8.7
PEQ	7.2	10.6	11.3	14.9	11.3	7.3	10.5	12.3	13.4	11.3	10.5	12.0	13.1
PEN	3.2	5.7	5.4	11.6	7.2	3.0	5.8	4.6	9.4	6.1	4.5	6.1	5.2
Core Segments	4.8	7.6	7.9	12.2	8.5	4.8	7.6	7.8	10.6	8.1	6.5	8.3	8.4
Group	1.6	2.0	5.4	8.3	4.7	2.5	4.4	6.9	8.5	6.9	6.1	7.6	8.0

SCHEDULE 2.1(n)

Employee Plans

1. MAAX FY 2008 Achievement Incentive Plan

2. MAAX Sales Incentive Plan FY 2009 Representatives Professional Division

3. MAAX Sales Incentive Plan FY 2009 Key Account Managers Retail Division

4. MAAX Sales Incentive Plan FY 2009 Regional Managers Professional Division

5. Teamsters Local Union No. 115 Pension Plan, Plan No. 001

6. Pension Plan for the Employees of MAAX Canada Inc., Policy/Plan No. 54112, Registration No. CRA 0929117/Provincial P086139

7. Pension Plan for the Employees of MAAX Spas (Ontario) Inc., Policy/Plan No. 54112, Registration No. 1095595

8. Standard Life Simplified Pension Plan for the Employees who are Members of the Syndicat des Salariés D'Acrylique de Beauce (CSD) Acrylica

9. Simplified Pension Plan (Québec), Contract No. SP-54112 for the Employees of MAAX Canada Inc. or of MAAX Canada Inc., Beauce Division

10. MAAX Holding Company Profit Sharing and 401(k) Plan, Plan No. 104168, as modified

11. Trust Agreement effective _________, 2008, by and among MAAX Holdings, Inc., Pearl Baths LLC, MAAX-KSD LLC, MAAX Spas (Arizona), Inc., MAAX Canada Inc. and certain affiliates

12. Management Incentive Plan of MAAX Holdings, Inc. and certain affiliates, effective _____________, 2008

EX-99.1 4 f36794exv99w1.htm EXHIBIT 99.1

Exhibit 99.1

News Release

Endwave Completes Repurchase of Shares from Wood River Funds

SAN JOSE, CA — December 26, 2007 — Endwave Corporation (Nasdaq: ENWV) today announced that it has consummated the purchase of shares under the previously-announced stock purchase agreement with the Wood River Funds. Under the stock purchase agreement, Endwave acquired 2,502,247 shares of Endwave common stock held by the Wood River Funds. The remaining 1,600,000 shares of Endwave common stock held by the Wood River Funds were sold to institutional investors. The price per share paid by Endwave in the share repurchase was $6.83. The receiver, on behalf of the Wood River entities, has reimbursed Endwave $300,000 for professional expenses incurred by Endwave and the mutual releases of claims set forth in the amended and restated settlement agreement have become effective.

"After two years of uncertainty, we are pleased to reach a final resolution with the Receiver for the Wood River Funds," said Ed Keible, Endwave's President and Chief Executive Officer. "We believe this repurchase will improve the liquidity of our common stock and eliminates the overhang that has concerned many of our stockholders."

About Endwave

Endwave Corporation designs, manufactures and markets RF modules that enable the transmission, reception and processing of high-frequency signals in telecommunications networks, defense electronics and homeland security systems. Our RF modules are typically used in high-frequency applications and include integrated transceivers, amplifiers, synthesizers, oscillators, up and down converters, frequency multipliers and microwave switch arrays. Endwave has 42 issued patents covering its core technologies including semiconductor and proprietary circuit designs. Endwave Corporation is headquartered in San Jose, CA, with operations in Diamond Springs, CA; El Dorado Hills, CA; Andover, MA; and Chiang Mai, Thailand. Additional information about the company can be accessed from the company's web site.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

This press release may contain forward-looking statements within the meaning of the Federal securities laws and is subject to the safe harbor created thereby. Forward-looking statements are based on management's current preliminary expectations and are subject to risks, uncertainties and assumptions. Forward-looking statements contained in this press release should be considered in light of those factors discussed from time to time in Endwave's public reports filed with the Securities and Exchange Commission, such as those discussed under "Risk Factors" in Endwave's most recent Annual Report on Form 10-K, and subsequently-filed reports on Form 10-Q. Endwave does not undertake any obligation to update such forward-looking statements.

Contact:

Mary McGowan
Summit IR Group, Inc.
408-404-5401
mary@summitirgroup.com

GEA Group

Conference Call

Second Quarter 2007

Bochum, August 2, 2007

Agenda

GEA Group

1. General Overview
2. Discontinued Operations
3. Financials: Core Segments
4. Financials: Group
5. Outlook

Strong development of business

GEA Group

EUR million	Q2 2007	Q2 2006	in %
Order Intake	**1.266,3**	1.042,3	**21,5**
Order Backlog	**2.482,4**	1.820,0	**36,4**
Sales	**1.253,2**	1.033,3	**21,3**
EBIT	**95,6**	69,7	**37,0**
EBIT-Margin	**7,6%**	6,7%	**-**
EPS in EUR*	**0,33**	0,19	**70,5**

* on continuing operations

Discontinued Operations

Status of Lurgi and Lentjes disposal

GEA Group

- **EBT** slightly negativ
- **Lurgi** - closing 20 July 2007
- **Lentjes sold to A-Tec Industries AG on May, 2 2007**
  - Closing expected Q3 or Q4 2007
  - Subject to approval by antitrust authorities

Core Segments

Financials: Customized Systems

GEA Group

Margin improvement picks up

- **Air Treatment:**
  - continuing growth in the West European market
  - Denco successfully integrated
  - new low cost plant in Turkey on schedule
- **Refrigeration:**
  - food as well as oil, gas and chemical industry with stable growth
  - increase in margin
  - Extension of food freezing activities by acquisition of Aerofreeze Systems in Canada

Financials: Customized Systems

Margin improvement picks up

GEA Group

in EUR million	**Q2 2007**	Q2 2006	in %
Order Intake	**278,3**	224,4	24,0
Order Backlog	**296,8**	235,7	26,0
Sales	**250,7**	197,8	26,7
EBIT	**17,8**	12,4	43,9
EBIT in % of sales	**7,1%**	6,3%	-
Employees	**5.205**	4.324	20,4

Sustainable increase in margin

GEA Group

- **Process Equipment:**
  - strong growth of PHE business
  - limited availability of special metals (e.g. titanium)
  - very positive margin development
  - extension of production capacities
- **Mechanical Separation:**
  - good order intake from dairy
  - strong demand for biodiesel plants worldwide
  - high order intake/sales from marine, energy and oilfield industry
- **Dairy Farm Systems:**
  - growing market in Eastern and South Eastern Europe
  - respectable increase in margin
  - integration of J. Houle & Fils

Financials: Process Equipment

Sustainable increase in margin

GEA Group

in EUR million	**Q2 2007**	Q2 2006	in %
Order Intake	**410,3**	341,0	20,3
Order Backlog	**501,8**	389,9	28,7
Sales	**390,5**	338,0	15,5
EBIT	**46,7**	35,5	31,8
EBIT in % of sales	**12,0%**	10,5%	-
Employees	**6.632**	6.067	9,3

Financials: Process Engineering
Strong order book

GEA Group

- **Energy Technology:**
  - delayed order intake due to customers' capacity constraints
  - large order book
  - further extension of production capacities
- **Process Engineering:**
  - continued strong order intake especially in Eastern Europe and China
  - strong performance in the dairy market
  - Huppmann and Procomac integration on track

Financials: Process Engineering
Strong order book

GEA Group

in EUR million	**Q2 2007**	Q2 2006	in %
Order Intake	**491,2**	392,1	25,3
Order Backlog	**1.609,1**	1.158,8	38,9
Sales	**506,9**	413,8	22,5
EBIT	**31,0**	24,1	28,8
EBIT in % of sales	**6,1%**	5,8%	-
Employees	**6.616**	5.508	20,1

Financials: Core segments
Continuous improvement

GEA Group

in EUR million	Q2 2007	Q2 2006	in %
Order Intake	**1.179,8**	957,5	23,2
Order Backlog	**2.407,8**	1.784,3	34,9
Sales	**1.148,1**	949,6	20,9
EBIT	**95,6**	71,9	32,9
EBIT in % of sales	**8,3%**	7,6%	-
Employees	**18.453**	15.899	16,1

Financials: Core segments

Continuous improvement in the first half of 2007

GEA Group

	Customized System	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 20,7 %	+ 17,8 %	+ 13,2 %	+ 16,2 %
Order Backlog	+ 26,0 %	+ 28,7 %	+ 38,9 %	+ 34,9 %
Sales	+ 24,8 %	+ 14,1 %	+ 26,3 %	+ 21,6 %
EBIT	+ 41,5 %	+ 42,4 %	+ 48,7 %	+ 44,2 %
EBIT margin	+ 70 bps	+ 220 bps	+ 80 bps	+ 120 bps

Q1 – Q2 2007 compared to Q1 – Q2 2006

GEA Group

Financials: Core segments
Rolling quarterly averages

EUR million



1.300
1.250
1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Order Intake
Sales
EBIT-Margin

Group

Financials: Group

Business performance Q2 2007 (EBIT)

GEA Group

in EUR million	**Q2 2007**	Q2 2006	in %
Customized Systems	**17,8**	12,4	43,9
Process Equipment	**46,7**	35,5	31,8
Process Engineering	**31,0**	24,1	28,8
Subtotal	**95,6**	71,9	32,9
Holding	**(4,3)**	(8,0)	46,8
Other companies / Consolidiation	**4,3**	5,8	(26,6)
Subtotal	0,0	(2,2)	100,0
Total	**95,6**	69,7	37,0

GEA Group

Ongoing operating improvements in the first half of 2007

in EUR million	Q1 - Q2 2007	Q1 -Q2 2006	in %
Order Intake	**2.647,6**	2.265,3	16,9
Order Backlog	**2.482,4**	1.820,0	36,4
Sales	**2.308,8**	1.870,1	23,5
EBIT	**159,9**	104,9	52,4
Net interest expense	**(26,7)**	(20,3)	(31,3)
EBT	**133,2**	84,6	57,5
Taxes	**(40,2)**	(32,9)	(22,3)
Net income on continuing operations	**93,0**	51,7	79,9
Net income/loss on discont. operations	**(31,7)**	(55,7)	43,1
Net income	**61,2**	(4,0)	> 1.000

Net position

GEA Group

in EUR million	30. June 2007	31. December 2006	Change
Cash	**281**	260	21
Securities	**4**	5	(1)
Bank debt	**(646)**	(97)	(549)
Net position	**(361)**	**168**	(528)
Net postion Lurgi and Lentjes	**522**	324	198
Net position incl Lurgi and Lentjes	**161**	**492**	(331)

Outlook 2007

GEA Group

Order intake > 10 %

Sales > 15 %

EBIT margin core segments > 60 bps improvement

Capex > 2,5 % of sales

Return to dividend

Improve leverage of the balance sheet

Outlook Mid term targets 2007-2009

GEA Group

Clearing up portfolio on divisional level

Increase margin of core segments up to 10 %

Widen capex to sales to 2,5 / 3,0 %

Achieving gearing about 50 - 60 % (without pension), i. e. 2 x EBITDA

Enhancing dividend policies to about 1/3 of net income

Using share buy back to realize gearing target as far as necessary

Financial calendar

GEA Group

October 31, 2007	Interim Report Q 3
March 13, 2008	Annual Report FY 2007
April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report Q 1
July 31, 2008	Interim Report Q 2
October 31, 2008	Interim Report Q 3

Disclaimer

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

GEA Group





GEA Group

ENGINEERING EXCELLENCE





Back up

Back up

General Overview - Engineering Excellence

GEA Group

Specialty Mechanical Engineering			Other
Customized Systems	**Process Equipment**	**Process Engineering**	
Air Treatment	Process Equipment	Energy Technology	Bischoff
Refrigeration	Mechanical Separation	Process Engineering	Ruhrzink
	Dairy Farm Systems		Other Companies

Back up

General Overview - Guiding Principles

GEA Group

Market leadership and focusing

Technological leadership through outstanding innovation power

Profitable growth and result-driven operations

Calculated risks

Broad growth opportunities of the GEA portfolio

General Overview - External Growth

GEA Group

Enough room for investments and acquisitions

Acquire accretive targets

Acquire companies, that add to our portfolio and fulfil group requirements

Excellent track record in integration of acquisitions

Back up

General Overview - Main Topics

GEA Group

Margin improvement

Portfolio management

Widen low cost base

Improvement leverage

Back up
Sales by region

GEA Group

Sales by region Q1-Q2 2006


9%
6%
23%
13%
5%
14%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

1.870 EUR million

Sales by region Q1-Q2 2007


10%
6%
20%
14%
4%
14%
32%
Germany
EU
North America
South America
Asia
Middle East
Others

2.309 EUR million

+23,5 %

Back up

Employees by region

Employees by region Q2 2006



8%
6%
2%
9%
38%
37%
Germany
EU
North America
South America
Asia
Middle East
Others

16,416 employees

Employees by region Q2 2007



1%
5%
8%
2%
11%
35%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

19,009 employees

+15.8%

General overview

GEA Group

EUR million	Q1 - Q2 2007	Q1 -Q2 2006	in %
Order Intake	**2.647,6**	2.265,3	**16,9**
Order Backlog	**2.482,4**	1.820,0	**36,4**
Sales	**2.308,8**	1.870,1	**23,5**
EBIT	**159,9**	104,9	**52,4**
EBIT-Margin	**6,9%**	5,6%	**-**
EPS in EUR*	**0,49**	0,27	**80,1**

* on continuing operations

Customized Systems

GEA Group

in EUR million	**Q1 - Q2 2007**	Q1 -Q2 2006	in %
Order Intake	**523,1**	433,5	20,7
Order Backlog	**296,8**	235,7	26,0
Sales	**456,7**	366,0	24,8
EBIT	**27,0**	19,1	41,5
EBIT in % of sales	**5,9%**	5,2%	-
Employees	**5.205**	4.324	20,4

Back up

Process Equipment

GEA Group

in EUR million	**Q1 - Q2 2007**	Q1 -Q2 2006	in %
Order Intake	**810,8**	688,1	17,8
Order Backlog	**501,8**	389,9	28,7
Sales	**696,0**	610,1	14,1
EBIT	**78,9**	55,4	42,4
EBIT in % of sales	**11,3%**	9,1%	-
Employees	**6.632**	6.067	9,3

Back up

Process Engineering

GEA Group

in EUR million	**Q1 - Q2 2007**	Q1 -Q2 2006	in %
Order Intake	**1.108,6**	979,5	13,2
Order Backlog	**1.609,1**	1.158,8	38,9
Sales	**930,5**	736,5	26,3
EBIT	**50,3**	33,8	48,7
EBIT in % of sales	**5,4%**	4,6%	-
Employees	**6.616**	5.508	20,1

Back up

Core segments

GEA Group

in EUR million	**Q1 - Q2 2007**	Q1 -Q2 2006	in %
Order Intake	**2.442,4**	2.101,1	16,2
Order Backlog	**2.407,8**	1.784,3	34,9
Sales	**2.083,1**	1.712,6	21,6
EBIT	**156,2**	108,3	44,2
EBIT in % of sales	**7,5%**	6,3%	-
Employees	**18.453**	15.899	16,1

Back up

GEA Group: Q2 2007 (EBIT)

GEA Group

in EUR million	Q1 - Q2 2007	Q1 -Q2 2006	in %
Customized Systems	**27,0**	19,1	41,5
Process Equipment	**78,9**	55,4	42,4
Process Engineering	**50,3**	33,8	48,7
Subtotal	**156,2**	108,3	44,2
Holding	**(9,4)**	(12,9)	27,5
Other companies / Consolidiation	**13,1**	9,6	36,9
Subtotal	3,7	(3,4)	210,2
Total	**159,9**	104,9	52,4

Back up

GEA Group: Q2 2007

GEA Group

in EUR million	**Q2 2007**	Q2 2006	in %
Order Intake	**1.266,3**	1.042,3	21,5
Order Backlog	**2.482,4**	1.820,0	36,4
Sales	**1.253,2**	1.033,3	21,3
EBIT	**95,6**	69,7	37,0
Net interest expense	**(14,2)**	(10,8)	(31,5)
EBT	**81,4**	58,9	38,1
Taxes	**(20,1)**	(22,9)	12,5
Net income on continuing operations	**61,3**	36,0	70,3
Net income/loss on discont. operations	**(33,1)**	(50,6)	34,7
Net income	**28,2**	(14,6)	292,6

Back up

GEA Group: Income Statement Q1 - Q2 2007

GEA Group

(EUR million)	Q1-Q2 2007	Q1-Q2 2006	Change %
Sales	2.308,8	1.870,1	23,5
Cost of sales	-1.715,5	-1.378,3	-24,5
Gross profit	**593,3**	**491,8**	**+20,7**
Selling expenses	-212,1	-190,2	-11,5
Adminstrative expenses	-208,0	-186,2	-11,7
Other income	22,9	29,7	-22,8
Other expenses	-36,9	-40,4	+8,7
Earnings before interest and taxes (EBIT)	**159,9**	**104,9**	**+52,4**
Interest and similar income	6,1	6,5	-5,1
Interest expense and similar charges	-32,8	-26,8	-22,5
Earnings before tax on continuing operations	**133,2**	**84,6**	**+57,4**
Income taxes	**-40,2**	**-32,9**	**-22,2**
Net income on continuing operations	**93,0**	**51,7**	+79,9
Net loss on discontinued operations	**-31,7**	**-55,7**	**+43,1**
Net income/loss	**61,2**	**-4,0**	**> 1.000**

Back up

GEA Group: Balance Sheet Q2 2007

GEA Group

Assets (EUR million)	30. June 2007	31. December 2006	Change %
Property, plant and equipment	453,5	404,9	12,0
Goodwill	1.297,9	1.250,8	3,8
Other intangible assets	71,9	41,3	74,2
Other noncurrent assets	127,1	120,1	5,9
Deferred taxes	412,6	431,8	-4,5
Non-current assets	**2.363,1**	**2.248,9**	**5,1**
Inventories	695,2	531,8	30,7
Trade receivables	1.263,8	1.163,5	8,6
Other current assets	215,8	163,7	31,9
Cash and cash equivalents	281,1	260,1	8,1
Current assets	**2.456,0**	**2.119,1**	**15,9**
Assets held for sale	810,6	583,5	38,9
Total assets	**5.629,7**	**4.951,4**	**13,7**

GEA Group: Balance Sheet Q2 2007

GEA Group

Equity and liabilities (EUR million)	30. June 2007	31. December 2006	Change %
Equity	**1.318,0**	**1.261,5**	**4,5**
Non-current provisions	191,8	287,6	-33,3
Non-current obligations to employees	511,0	509,7	0,3
Non-current finalicial liabilities	16,7	17,6	-5,0
Ohter non-current liabilities	7,3	13,8	-47,3
Deferred taxes	72,3	47,5	52,1
Current provisions	799,1	876,1	-8,8
Current provisions	502,9	487,1	3,2
Current financial liabilities	645,2	89,7	619,5
Ohter current liabilities	1.403,3	1.294,1	8,4
Current liabilities	**2.551,5**	**1.870,8**	**36,4**
Liabilities related to asset held for sale	961,1	943,0	1,9
Total equity and liabilities	**5.629,7**	**4.951,4**	**13,7**

Back up

Cash Flow Q2 2007 (1)

GEA Group

(EUR million)		Q1 - Q2 2007	Q1 - Q2 2006
=	**Earnings before interest and tax (EBIT)**	**159,9**	**104,9**
	Depreciation, amortization, impairment and reversal of impairment on nun-current assets	35,4	30,4
	Other non-cash income and expenses	-0,4	-0,2
	Obligations to employees	-11,6	-7,5
	Change in provisions	-1,5	11,2
	Gains/losses on disposal of non-current assets	-0,2	-1,8
	Change in inventories, incl. unbilled PoC receivables [1]	-49,3	-93,2
	Change in trade receivables	-30,0	-13,2
	Change in trade payables	-94,4	-21,2
	Change in other operating assets and liabilities	-21,7	-2,3
	Tax payments	-18,0	-14,6
=	**Cash flow from operating activities before discontinued operations**	**-31,8**	**-7,6**
	Net cash flow from operating activities of discontinued operations	-101,8	-101,3
=	**Cash flow from operating activities**	**-133,6**	**-108,8**
	Proceeds from disposal of non-current assets	3,2	5,3
	Cash payments for purchases of property, plant and equipment and intangible assets	-45,8	-28,5
	Cash payments for purchases of non-current financial assets	-2,1	-7,1
	Interest and dividend income	3,7	5,3
	Cash payments for acquisitions	-77,7	-2,9
	Proceeds from disposals	0,0	1,2
=	**Cash flow from investing activities before discontinued operatins**	**-118,6**	**-26,9**

Back up

Cash Flow Q2 2007 (2)

GEA Group

	Net cash flow from investment activities of discontinued operatins	0,9	-11,8
=	**Cash flow from investing activities**	**-117,7**	**-38,6**
=	**Free Cash Flow before discontinued operatins**	**-150,4**	**-34,4**
=	**Free cash flow**	**-251,3**	**-147,5**
	Change in financial lease liabilities	-0,8	-0,9
	Dividend paid by GEA Group AG for 2005	0,0	-18,8
	Cash receipts from finance facilities	538,4	45,1
	Cash payments for redemption of finance facilities	-31,6	-29,5
	Interest payments	-19,5	-7,6
	Net cash from financing activities of discontinued operatins	-205,1	50,9
=	**Cash flow from financing activities**	**281,5**	**39,3**
	Exchange-rate-related and other changes in cash and cash equivalents	-4,7	-4,7
=	**Change in unrestricted cash and cash equivalents**	**25,4**	**-112,9**
	Unrestricted cash and cash equivalents at beginning of year	252,2	424,4
	Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	0,0	-86,8
=	**Unrestricted cash and cash equivalents at balance sheet date**	**277,7**	**224,7**
	Restricted cash and cash equivalents	3,4	4,6
=	**Cash and cash equivalents as reported on the face of the balance sheet**	**281,1**	**229,3**

[1] including advance payments

Back up

Rolling development of keyfigures

GEA Group

Average of four quarters

	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007	Q3 2006 to Q2 2007
Order Intake [EUR million]										
CUS	173,8	185,0	183,5	186,0	196,9	196,6	207,5	219,5	228,4	241,9
PEQ	264,3	270,1	292,5	300,3	317,6	329,4	341,5	362,0	375,4	392,7
PEN	344,2	359,1	384,9	385,7	449,3	451,6	475,9	566,0	573,5	598,3
Core segments	**782,2**	**814,2**	**860,9**	**871,9**	**963,8**	**977,6**	**1.024,9**	**1.147,5**	**1.177,3**	**1.232,9**
Sales [EUR million]										
CUS	176,5	176,2	174,0	175,3	180,7	185,5	191,5	206,8	216,2	229,5
PEQ	260,0	263,9	270,9	279,8	288,0	304,2	320,8	343,6	352,0	365,1
PEN	304,0	305,1	321,5	335,9	354,2	382,6	406,4	443,4	468,6	491,9
Core segments	**740,5**	**745,2**	**766,3**	**791,0**	**822,9**	**872,3**	**918,8**	**993,8**	**1.036,8**	**1.086,4**
EBIT [EUR million]										
CUS	12,9	12,2	11,8	11,9	12,2	12,5	12,9	14,2	14,8	16,2
PEQ	29,4	29,9	30,6	31,7	32,3	33,9	36,6	38,5	41,6	44,4
PEN	18,3	18,4	19,2	24,0	24,4	26,2	26,6	27,6	30,0	31,7
Core segments	**60,6**	**60,6**	**61,5**	**67,5**	**69,0**	**72,6**	**76,2**	**80,3**	**86,3**	**92,3**
EBIT-Margin [in %]										
CUS	7,3%	6,9%	6,8%	6,8%	6,8%	6,8%	6,7%	6,9%	6,9%	7,1%
PEQ	11,3%	11,3%	11,3%	11,3%	11,2%	11,1%	11,4%	11,2%	11,8%	12,2%
PEN	6,0%	6,0%	6,0%	7,2%	6,9%	6,8%	6,5%	6,2%	6,4%	6,4%
Core segments	**8,2%**	**8,1%**	**8,0%**	**8,5%**	**8,4%**	**8,3%**	**8,3%**	**8,1%**	**8,3%**	**8,5%**

Back up

Sales, EBIT and EBIT-Margin

GEA Group

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007
CUS	146,5	178,5	175,3	200,8	701,1	168,1	197,8	199,3	261,9	827,1	206,0	250,7
PEQ	239,4	273,3	276,4	330,2	1.119,3	272,2	338,0	342,9	421,5	1.374,6	305,5	390,5
PEN	249,3	300,2	342,8	451,2	1.343,5	322,8	413,8	438,0	599,0	1.773,5	423,6	506,9
Core Segments	635,2	752,0	794,5	982,2	3.163,9	763,1	949,6	980,2	1.282,3	3.975,1	935,0	1.148,1
Group	942,8	1.076,9	1.143,0	1.334,9	4.497,6	1.091,4	1.280,0	1.077,4	1.398,7	4.346,2	1.055,6	1.253,2

EBIT (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007
CUS	5,3	11,0	13,0	18,1	47,4	6,7	12,4	14,4	23,3	56,8	9,2	17,8
PEQ	17,3	29,1	31,2	49,1	126,7	19,9	35,5	42,1	56,5	154,0	32,1	46,7
PEN	8,1	17,1	18,6	52,3	96,1	9,7	24,1	20,3	56,2	110,3	19,2	31,0
Core Segments	30,7	57,2	62,8	119,5	270,2	36,3	72,0	76,8	136,0	321,2	60,6	95,6
Group	15,5	21,5	62,2	110,2	209,4	26,9	56,2	74,5	118,7	298,2	64,3	95,6

EBIT margin (in %)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007
CUS	3,6	6,2	7,4	9,0	6,8	4,0	6,3	7,2	8,9	6,8	4,5	7,1
PEQ	7,2	10,6	11,3	14,9	11,3	7,3	10,5	12,3	13,4	11,3	10,5	12,0
PEN	3,2	5,7	5,4	11,6	7,2	3,0	5,8	4,6	9,4	6,1	4,5	6,1
Core Segments	4,8	7,6	7,9	12,2	8,5	4,8	7,6	7,8	10,6	8,1	6,5	8,3
Group	1,6	2,0	5,4	8,3	4,7	2,5	4,4	6,9	8,5	6,9	6,1	7,6

GEA Group

Capital Markets Day
July, 5-6, 2007

Hartmut Eberlein

Agenda

GEA Group



Agenda

GEA Group

- Outlook 2007 and 2009
- GEA Group structure
- Low cost countries and growth
- Impacts of german tax-reform
- Main strategic tasks

Outlook 2007

GEA Group

Sales > 15 %

EBIT margin core segments > 60 bps improvement

Capex > 2,5 % of sales

Return to dividend

Improve leverage of the balance sheet

Outlook mid term targets 2007-2009

Active portfolio management on divisional level

Increase margin of core segments up to 10 %

Widen capex to sales to 2,5 / 3,0 %

Achieving gearing about 50 - 60 % (without pension), i. e. 2 x EBITDA

Enhancing dividend policies to about 1/3 of net income

Using share buy back to realize gearing target if no acquisitions

Key performance indicators

Focus up to 2006	Focus from 2007 on
✓ ***Growth***	✓ ***Profit Margin***
Volume of EBT	**Price**
Working Capital	**Volume of EBIT**
Cost	**Working Capital**
Price	**Cost**

From single company to group level

GEA Group


GEA GROUP
Holding
1
Segments
3 + 1
Divisions
7(+ 1)
Single entities
266 +
28 others

Decision / responsibilities

- Group Strategy
- Portfolio decision
- Financing
- Resources allocation
- Performance Targets
- Financial/tax guidelines ...

- Operational Profit Margin
- Productivity
- Cost
- Capex
- Working Capital

GEA Group structure

Consolidation scope reporting

GEA Group

Number of Companies



consolidated companies
affiliated not consolidated companies
associated companies
other investments
16
14
100
295

Consolidation scope

GEA Group

Employees Actual 2006

→ Out of 295 companies only 2/3 report employees.

→ The average number of employees of these companies is ~90 employees.


18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
5
10
20
30
40
50
75
100
150
197
X largest companies represent y number of employees


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
X percent of companies represent y percent of employees

→ So the biggest 30 companies (regarding personnel) already report half of all employees.

GEA Group

Low cost countries and growth

Regional split of employees

Number of Employees by region
Q1 2006



6%
0%
6%
2%
10%
37%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

Number of Employees by region
Outlook 2007



1%
6%
8%
2%
34%
11%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

Low cost countries and growth

Increase in employees by region

GEA Group

Total increase 05 to 06:
+ 1,867 employees



2005 versus 2006
2006 versus Outlook 2007
Others
Middle East
Asia
South America
North America
EU
Germany
-200
0
200
400
600
organic growth
growth by acquisitions
deconsolidation

Low cost countries and growth

Regional split of capex (w/o acq.)

GEA Group

Capex by region FY 2006 (w/o acq.)



2%
4%
3%
7%
52%
32%
Germany
EU
North America
South America
Asia
Middle East
Others

Capex by region outlook 2007(w/o acq.)



4%
2%
9%
1%
40%
17%
27%
Germany
EU
North America
South America
Asia
Middle East
Others

Low cost countries and growth

Split of capex (w/o acq.)

GEA Group

Capex by region outlook 2007 (w/o acq.)



4%
2%
9%
1%
40%
17%
27%
Germany
EU
North America
South America
Asia
Middle East
Others

Capex by purpose outlook 2007(w/o acq.)



10%
3%
14%
3%
32%
38%
new products / processes
internationalisation / growth
replacement
quality improvement
streamlining / rationalisation
environmental

German tax reform 2008

- Corporate tax rate from 25% to 15%
- Change of ownership by 50% or more (one owner): German loss carry forwards will fall apart

→GEA german tax rate from 38.9% to ~29.5%

GEA Group strategy

Main Topics

GEA Group

Margin improvement

Portfolio management

Widen low cost base

Improvement leverage

GEA Group strategy

External Growth

GEA Group

Enough room for investments and acquisitions

Acquire accretive targets

Acquire companies, that add to our portfolio and fulfil group requirements

Excellent track record in integration of acquisitions

Disclaimer

GEA Group

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

GEA Group

Conference Call
First Quarter 2007

Bochum, May 9, 2007

Agenda

GEA Group

1. General Overview
2. Discontinued Operations
3. Financials: Core Segments
4. Financials: Group
5. Outlook

General overview
Strong development of business

GEA Group

EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	1,223.0	**1,381.3**	**12.9**
Order Backlog	1,849.3	**2,463.9**	**33.2**
Sales	836.8	**1,055.6**	**26.1**
EBIT	35.2	**64.3**	**82.8**
EBIT-Margin	4.2%	**6.1%**	**-**
EPS in EUR*	0.08	**0.17**	**102.3**

* on continuing operations

Status of Lurgi and Lentjes disposal

GEA Group

- **Lurgi sold to Air Liquide S.A. on April, 17 2007**
  - Equity value approx. 550m EUR
  - Closing / deconsolidation: end of Q2 or Q3 2007
  - Subject to approval by antitrust authorities
- **Lentjes sold to A-Tec Industries AG on May, 2 2007**
  - Purchase price 1 EUR
  - Closing / deconsolidation: Q3 or Q4 2007
  - Subject to approval by antitrust authorities

➔ **Up to deconsolidation Lurgi and Lentjes to be reported as discontinued operations**

Core Segments

Financials: Customized Systems

GEA Group

Margin improvement picks up

- **Air Treatment:**
  - continuing growth in the German market
  - Denco successfully integrated
  - new low cost plant to be built in Turkey in 2007
  - New HVAC product line still under management attention
- **Refrigeration:**
  - food industry with stable growth
  - oil, gas and chemical industry ongoing well
  - increase in margin

Financials: Customized Systems
Margin improvement picks up

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	209.0	**244.7**	17.1
Order Backlog	211.6	**267.7**	26.5
Sales	168.1	**206.0**	22.5
EBIT	6.7	**9.2**	37.3
EBIT in % of sales	4.0%	**4.5%**	-
Employees	4,260	**5,008**	17.5

Financials: Process Equipment

Sharp increase in margin

GEA Group

- **Process Equipment:**
  - very positive margin development
  - addition to production capacity in progress
  - availability of special metals (e.g. titanium) still limited
  - strong growth of PHE business
- **Mechanical Separation:**
  - strong demand for biodiesel plants mainly in Europe and America
  - high order intake/sales from marine industry in Asia
  - good order intake from dairy business
  - margin on Q1 2006 level
- **Dairy Farm Systems:**
  - respectable increase in margin
  - growing market in South Eastern Europe
  - acquisition of J. Houle & Fils

Financials: Process Equipment
Sharp increase in margin

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	347.1	**400.5**	15.4
Order Backlog	391.5	**481.4**	23.0
Sales	272.2	**305.5**	12.2
EBIT	19.9	**32.1**	61.3
EBIT in % of sales	7.3%	**10.5%**	-
Employees	5,998	**6,317**	5.3

Financials: Process Engineering
Strong order book

GEA Group

- **Energy Technology:**
  - large order book
  - delayed order intake from process business and power plants due to customers' capacity and planning constraints
  - extension of production capacities in Qatar and China on schedule
- **Process Engineering:**
  - ongoing strong order intake
  - high demand from biofuel and brewery market
  - Huppmann integration on track
  - acquisition of Procomac

Financials: Process Engineering
Strong order book

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	587.4	**617.4**	5.1
Order Backlog	1,197.0	**1,620.5**	35.4
Sales	322.8	**423.6**	31.2
EBIT	9.7	**19.2**	98.0
EBIT in % of sales	3.0%	**4.5%**	-
Employees	5,110	**6,013**	17.7

Financials: Core segments
Margin improvement

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	1,143.5	**1,262.6**	10.4
Order Backlog	1,800.1	**2,369.5**	31.6
Sales	763.0	**935.0**	22.5
EBIT	36.3	**60.6**	66.7
EBIT in % of sales	4.8%	**6.5%**	-
Employees	15,368	**17,338**	12.8

Financials: Core segments

GEA Group

Rolling quarterly averages

EUR million


1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Order Intake
Sales
EBIT-Margin

Group

Financials: Group

Business performance Q1 2007 (EBIT)

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Customized Systems	6.7	**9.2**	37.3
Process Equipment	19.9	**32.1**	61.3
Process Engineering	9.7	**19.2**	98.0
Subtotal	36.3	**60.6**	66.7
Holding	(4.9)	**(5.1)**	(4.1)
Other companies / Consolidation	3.7	**8.8**	136.4
Subtotal	(1.2)	**3.7**	420.1
Total	35.2	**64.3**	82.8

Financials: Group

Ongoing operating improvements Q1 2007

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Order Intake	1,223.0	**1,381.3**	12.9
Order Backlog	1,849.3	**2,463.9**	33.2
Sales	836.8	**1,055.6**	26.1
EBIT	35.2	**64.3**	82.8
Net interest expense	(9.5)	**(12.5)**	(31.1)
EBT	25.6	**51.8**	102.0
Taxes	(10.0)	**(20.1)**	(102.1)
Net income on continuing operations	15.7	**31.6**	102.0
Net income/loss on discont. operations	(5.1)	**1.4**	126.8
Net income	10.6	**33.0**	211.7

Outlook 2007 and ongoing

GEA Group

Targets	2007 - 2009
Sales growth	5-10% per anno > 10% in 2007
Capex	> 2% of sales
EBIT-Margin	
Core Segments	up to 10%
Group	> 8%

Return to dividend in 2007

Financial calendar

GEA Group

August 2, 2007	Interim Report for Q 2
October 31, 2007	Interim Report for Q 3
March 13, 2008	Annual Report for FY 2007
April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report for Q 1
July 31, 2008	Interim Report for Q 2
October 31, 2008	Interim Report for Q 3

Disclaimer

GEA Group

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

Back up

Results of discontinued operations

GEA Group

in EUR million	Q1 2006	**Q1 2007**	in %
Lurgi	(6.5)	**5.8**	188.6
Lentjes	(0.7)	**(2.3)**	(214.9)
Zimmer	(0.5)	**-**	-
Other	-	**(1.3)**	-
EBT	(7.8)	**2.2**	128.6
Taxes	2.7	**(0.9)**	(132.0)
Net income / loss	(5.1)	**1.4**	126.8

Back up

Financial effect of Lurgi and Lentjes disposal*

GEA Group

* as if calculation

in EUR million		Net position
GEA Group 31st December 2006		492
Lurgi and Lentjes	-	(805)
		(313)
proceeds from Lurgi	+	~ 550
reps & warranties Lurgi and Lentjes	-	**(100) or better**

GEA Group: Income Statement Q1 2007

GEA Group

Income statement (EUR thousand)	Q1 2007	in % sales	Q1 2006	in % sales
Sales	1,055,617	100.0%	836,836	100.0%
Cost of sales	-784,760	-74.3%	-621,281	-74.2%
Gross profit	**270,857**	**25.7%**	**215,555**	**25.8%**
Selling Expenses	-104,769	-9.9%	-90,758	-10.8%
Administrative expenses	-98,540	-9.3%	-88,775	-10.6%
Other income	15,800	1.5%	16,651	2.0%
Other expenses	-19,097	-1.8%	-17,810	-2.1%
Net income on enterprises reported at equity	41	0.0%	49	0.0%
Other financial income	0	0.0%	275	0.0%
Other financial expenses	0	0.0%	-12	0.0%
Earnings before interest and tax (EBIT)	**64,292**	**6.1%**	**35,175**	**4.2%**
Interest and similar income	2,934	0.3%	4,295	0.5%
Interest expenses and similar charges	-15,438	-1.5%	-13,834	-1.7%
Earnings before tax	**51,788**	**4.9%**	**25,636**	**3.1%**
Income taxes	-20,146	-1.9%	-9,969	-1.2%
Net income	**31,642**	**3.0%**	**15,667**	**1.9%**
Net income on continuing operations after minority	**31,654**	**3.0%**	**15,647**	**1.9%**
Net loss on discontinued operations	**1,362**	**0.1%**	**-5,078**	**-0.6%**
Net income / net loss	**33,016**	**3.1%**	**10,569**	**1.3%**

GEA Group: Balance Sheet Q1 2007

GEA Group

Assets (EUR thousand)	Q1 2007		2006	
Property, plant & equipment	399,090	7.6%	404,927	8.2%
Investment property	60,124	1.2%	56,869	1.1%
Goodwill	1,251,855	24.0%	1,250,763	25.3%
Other intangible assets	41,352	0.8%	41,280	0.8%
Investment in enterprises reported at equity	10,922	0.2%	10,876	0.2%
Other non-current financial assets	51,780	1.0%	52,343	1.1%
Deferred taxes	426,744	8.2%	431,825	8.7%
Non-current assets	**2,241,867**	**42.9%**	**2,248,883**	**45.4%**
Inventories	585,327	11.2%	531,794	10.7%
Trade receivables	1,167,170	22.3%	1,163,512	23.5%
Income tax assets	19,381	0.4%	17,162	0.3%
Other current financial assets	172,007	3.3%	146,501	3.0%
Cash and cash equivalents	208,074	4.0%	260,101	5.3%
Current assets	**2,151,959**	**41.2%**	**2,119,070**	**42.8%**
Assets held for sale	**828,860**	**15.9%**	**583,476**	**11.8%**
Total assets	**5,222,686**	**100.0%**	**4,951,429**	**100.0%**

Back up

GEA Group: Balance Sheet Q1 2007

GEA Group

Equity and liabilities (EUR thousand)	Q1 2007		2006	
Issued capital	496,890	9.5%	496,890	10.0%
Additional paid-in capital	1,077,076	20.6%	1,077,076	21.8%
Retained earnings	-216,133	-4.1%	-249,149	-5.0%
Accumulated other comprehensive income	-9,975	-0.2%	327	0.0%
Treasury shares	-65,263	-1.2%	-65,263	-1.3%
Minority interest	1,329	0.0%	1,582	0.0%
Equity	**1,283,924**	**24.6%**	**1,261,463**	**25.5%**
Non-current provisions	287,383	5.5%	287,576	5.8%
Non-current obligations to employees	508,529	9.7%	509,676	10.3%
Non-current financial liabilities	17,265	0.3%	17,585	0.4%
Other non-current liabilities	9,219	0.2%	13,766	0.3%
Deferred taxes	54,817	1.0%	47,535	1.0%
Non-Current liabilities	**877,213**	**16.8%**	**876,138**	**17.7%**
Current provisions	334,656	6.4%	321,262	6.5%
Current obligations to employees	159,232	3.0%	165,814	3.3%
Current financial liabilities	384,169	7.4%	89,674	1.8%
Trade payables	587,988	11.3%	707,027	14.3%
Income tax liabilities	29,870	0.6%	29,098	0.6%
Other current liabilities	602,431	11.5%	557,964	11.3%
Current liabilities	**2,098,346**	**40.2%**	**1,870,839**	**37.8%**
Liabilities related to assets held for sale	**963,203**	**18.4%**	**942,989**	**19.0%**
Total equity and liabilities	**5,222,686**	**100.0%**	**4,951,429**	**100.0%**

Back up

Cash Flow Q1 2007 (1)

GEA Group

in EUR thousand

		Q1 2007	Q1 2006
	Net Income	33,004	10,589
+	Income taxes	20,146	7,019
+	Profit/loss after taxes on discontinued operations	-1,362	8,028
=	Profit/loss before income taxes on continuing operations	51,788	25,636
	Interest net	12,504	9,539
=	**Profit before interest and taxes (EBIT)**	**64,292**	**35,175**
	Write-downs/Write-ups on fixed assets	17,087	15,508
	Other non-cash expenses and income	-41	-324
	Employee benefits	-6,244	-4,540
	Change in provisions	6,065	-5,667
	Profit/loss from the disposal of non-current assets	-178	-1,534
	Change in inventories including POC receivables not yet invoiced 1)	-3,290	-82,344
	Change in trade receivables	7,756	54,301
	Change in trade payables	-128,637	-73,977
	Change in other operating assets and liabilities	-32,281	-4,287
	Taxes paid	-10,315	-10,676
=	**Cash flow from operating activities before DOP influence**	**-85,786**	**-78,365**
	Net cash flow from operating activities of discontinued operations	-32,880	-52,944
=	**Cash flow from operating activities**	**-118,666**	**-131,309**

Back up

Cash Flow Q1 2007 (2)

GEA Group

	Proceeds from disposal of non-current assets	2,662	3,810
	Purchases of property, plant and equipment and intangible assets	-14,934	-17,312
	Purchases of investments	-765	-3,786
	Interest and dividend income	1,726	3,979
	Payments for acquisition of businesses	0	0
	Proceeds from disposal of businesses	0	43
=	**Cash flow from investing activities before DOP influence**	**-11,311**	**-13,266**
	Net cash flow from investment activities of discontinued operations	119	158
=	**Cash flow from investing activities**	**-11,192**	**-13,108**
	Free Cash Flow before DOP influence	**-97,097**	**-91,631**
	Free Cash Flow	**-129,858**	**-144,417**
	Change due to financial lease	-376	-463
	Cash from raising financial loans	295,494	16,397
	Interest payments	-7,407	-3,359
	Net cash from financing activities of discontinued operations	-197,233	34,556
=	**Cash flow from financing activities**	**90,478**	**47,131**
	Exchange-rate-related and other changes in cash and cash equivalents	-7,756	-2,206
=	**Change in unrestricted cash and cash equivalents**	**-47,136**	**-99,492**
	Unrestricted cash and cash equivalents at beginning of year	252,240	424,363
	Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	0	-86,755
=	**Unrestricted cash and cash equivalents at balance sheet date**	**205,104**	**238,116**
	Restricted cash and cash equivalents	2,970	11,401
=	**Cash and cash equivalents as reportd on the balance sheet**	**208,074**	**249,517**

GEA Group

Rolling development of keyfigures

Average of four quarters	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007
Order Intake [EUR million]									
CUS	173.8	185.0	183.5	186.0	196.9	196.6	207.5	219.5	228.4
PEQ	264.3	270.1	292.5	300.3	317.6	329.4	341.5	362.0	375.4
PEN	344.2	359.1	384.9	385.7	449.3	451.6	475.9	566.0	573.5
Core segments	**782.2**	**814.2**	**860.9**	**871.9**	**963.8**	**977.6**	**1,024.9**	**1,147.5**	**1,177.3**
Sales [EUR million]									
CUS	176.5	176.2	174.0	175.3	180.7	185.5	191.5	206.8	216.2
PEQ	260.0	263.9	270.9	279.8	288.0	304.2	320.8	343.6	352.0
PEN	304.0	305.1	321.5	335.9	354.2	382.6	406.4	443.4	468.6
Core segments	**740.5**	**745.2**	**766.3**	**791.0**	**822.9**	**872.3**	**918.8**	**993.8**	**1,036.8**
EBIT [EUR million]									
CUS	12.9	12.2	11.8	11.9	12.2	12.5	12.9	14.2	14.8
PEQ	29.4	29.9	30.6	31.7	32.3	33.9	36.6	38.5	41.6
PEN	18.3	18.4	19.2	24.0	24.4	26.2	26.6	27.6	30.0
Core segments	**60.6**	**60.6**	**61.5**	**67.5**	**69.0**	**72.6**	**76.2**	**80.3**	**86.3**
EBIT-Margin [in %]									
CUS	7.3%	6.9%	6.8%	6.8%	6.8%	6.8%	6.7%	6.9%	6.9%
PEQ	11.3%	11.3%	11.3%	11.3%	11.2%	11.1%	11.4%	11.2%	11.8%
PEN	6.0%	6.0%	6.0%	7.2%	6.9%	6.8%	6.5%	6.2%	6.4%
Core segments	**8.2%**	**8.1%**	**8.0%**	**8.5%**	**8.4%**	**8.3%**	**8.3%**	**8.1%**	**8.3%**

Back up

Sales, EBIT and EBIT-Margin

GEA Group

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	152.0	179.8	184.0	195.7	711.5	146.5	178.5	175.3	200.8	701.1	168.1	197.8	199.3	261.9	827.1	206.0
PEQ	218.7	257.7	248.7	294.4	1,019.5	239.4	273.3	276.4	330.2	1,119.3	272.2	338.0	342.9	421.5	1,374.6	305.5
PEN	225.0	295.7	277.2	393.7	1,191.6	249.3	300.2	342.8	451.2	1,343.5	322.8	413.8	438.0	599.0	1,773.5	423.6
Core Segments	595.7	733.2	709.9	883.8	2,922.6	635.2	752.0	794.5	982.2	3,163.9	763.1	949.6	980.2	1,282.3	3,975.1	935.0
PLE	251.9	210.0	258.3	259.4	979.6	265.0	286.1	315.2	300.5	1,166.8	266.5	263.0	-	-	-	-
Group	890.4	985.3	1,000.7	1,182.3	4,058.7	942.8	1,076.9	1,143.0	1,334.9	4,497.6	1,091.4	1,280.0	1,077.4	1,398.7	4,346.2	1,055.6

EBIT (in EUR million)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	6.7	13.7	14.8	17.8	53.0	5.3	11.0	13.0	18.1	47.4	6.7	12.4	14.4	23.3	56.8	9.2
PEQ	11.2	26.9	28.6	44.6	111.3	17.3	29.1	31.2	49.1	126.7	19.9	35.5	42.1	56.5	154.0	32.1
PEN	9.3	16.8	15.4	32.9	74.4	8.1	17.1	18.6	52.3	96.1	9.7	24.1	20.3	56.2	110.3	19.2
Core Segments	27.2	57.4	58.8	95.3	238.7	30.7	57.2	62.8	119.5	270.2	36.3	72.0	76.8	136.0	321.2	60.6
PLE	(5.9)	(23.6)	(0.3)	(17.7)	(47.4)	(5.0)	(24.4)	6.5	12.8	(10.2)	(7.1)	(11.1)	-	-	-	-
Group	(0.7)	(6.5)	42.6	50.7	86.1	15.5	21.5	62.2	110.2	209.4	26.9	56.2	74.5	118.7	298.2	64.3

EBIT margin (in %)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007
CUS	4.4	7.6	8.0	9.1	7.4	3.6	6.2	7.4	9.0	6.8	4.0	6.3	7.2	8.9	6.8	4.5
PEQ	5.1	10.4	11.5	15.1	10.9	7.2	10.6	11.3	14.9	11.3	7.3	10.5	12.3	13.4	11.3	10.5
PEN	4.1	5.7	5.6	8.4	6.3	3.2	5.7	5.4	11.6	7.2	3.0	5.8	4.6	9.4	6.1	4.5
Core Segments	4.6	7.8	8.3	10.8	8.2	4.8	7.6	7.9	12.2	8.5	4.8	7.6	7.8	10.6	8.1	6.5
PLE	(2.3)	(11.2)	(0.1)	(6.8)	(4.8)	(1.9)	(8.5)	2.1	4.3	(0.9)	(2.7)	(4.2)	-	-		-
Group	(0.1)	(0.7)	4.3	4.3	2.1	1.6	2.0	5.4	8.3	4.7	2.5	4.4	6.9	8.5	6.9	6.1

Stategic guiding principles

GEA Group

- Market leadership and focus:
  - Operating units to concentrate on core technologies and
  - to be number 1, 2 or 3 in their respective markets
- Technology leadership through strong innovation culture
- High profit orientation: decentralized operational responsability combined with stringent cost management
- Calculated risk:
  - Active risk management
  - Stability through diversification

Back up

Market Environment

GEA Group

- Constant growth prospects
- Low cyclicality
- Robust markets
- Defensive positions

Back up

Sales by region

GEA Group

Sales by region Q1 2006


10%
23%
6%
12%
4%
15%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

836.8 EUR million

Sales by region Q1 2007


10%
22%
6%
12%
4%
14%
32%
Germany
EU
North America
South America
Asia
Middle East
Others

1,055.6 EUR million

+26.1 %

Employees by region

GEA Group

Employees by region Q1 2006


6%
6%
2%
10%
38%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

15,879 employees

Employees by region Q1 2007


1%
4%
8%
3%
9%
37%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

17,897 employees

+12.7%

GEA Group

Analysts' Conference

Fiscal Year 2006

Düsseldorf, March 21, 2007

Agenda

GEA Group

1. General Overview
2. Discontinued Operations
3. Continuing Operations
4. Outlook 2007

Strong underlying business

	Q4 2006		Q1 -Q4 2006	
	m EUR	% of py	m EUR	% of py
Order Intake	**1,477.2**	**+ 59.3**	**4,977.9**	**+ 35.1**
Sales	**1,398.7**	**+ 32.9**	**4,346.2**	**+ 28.2**
EBIT	**118.7**	**+ 21.5**	**298.2**	**+ 32.3**

Significant charges in Discontinued Operations due to Lentjes

Discontinued Operations

Disposal process

GEA Group

- **Lurgi:** - agreement in principle
- **Lentjes:** - agreement in principle
- **Zimmer:**
  - integrated into Lurgi as of 31st December 2006
  - Fleissner deal closed

Discontinued Operations
Net loss

GEA Group

in EUR million	Q1 - Q3 2006	**Q4 2006**	**Q1 - Q4 2006**
Lurgi	(3.5)	**13.1**	**9.6**
Lentjes			
Lentjes AG	(29.5)	**(31.1)**	**(60.6)**
Lentjes GmbH	(91.0)	**(194.0)**	**(285.0)**
Zimmer	(77.0)	**18.1**	**(58.9)**
Other	(6.8)	**18.4**	**11.6**
EBT	(207.8)	**(175.5)**	**(383.3)**
Taxes	(29.3)	**(63.0)**	**(92.3)**
Net loss	(237.1)	**(238.5)**	**(475.7)**

Net asset value

GEA Group

in EUR million	December 31, 2006
Assets held for sale *	569.5
Liabilities held for sale	943.0
Net asset value according to balance sheet	(373.5)
Consolidation (Intercompany-elimination)	481.4
Net asset value	107.9

* without other assets held for sale (14 million Euro) from continuing operations

Discontinued Operations
Financial effect (as if calculation)

GEA Group

in EUR million	Net position	Pensions	Net position incl. Pensions
GEA Group 31st December 2006	491.9	(668.4)	(176.5)
Lurgi and Lentjes	805.2	(191.6)	613.6
	(313.3)	**(476.8)**	**(790.1)**

After expected inflow (reduced by Reps and Warranties) the net position will be roughly minus 100 mEuro.

Core Segments

Growth in Order Intake and Sales

GEA Group

- **Air Treatment:**
  - recovery of domestic market reflected in high growth rates in the German market
  - extension of business in Turkey and Great Britain (acquisition of Denco and ISISAN)
  - margin pressure from high raw material costs and start up costs for new havac product line
- **Refrigeration:**
  - food industry resumes investment
  - sales growth especially in the oil, gas and chemical industry
  - increase in market share and margin

Financials: Customized Systems
Growth in Order Intake and Sales

GEA Group

in EUR million	Q4 2005	**Q4 2006**	in %
Order Intake	173.8	**221.7**	+ 27.6
Sales	200.9	**261.9**	+ 30.4
EBIT	18.1	**23.3**	+ 28.7
EBIT in % of sales	9.0	**8.9**	
Employees	4,281	**4,930**	+ 15.2

Financials: Customized Systems

Growth in Order Intake and Sales

GEA Group

in EUR million	Q1 - Q4 2005	**Q1 - Q4 2006**	in %
Order Intake	743.9	**877.8**	+ 18.0
Sales	701.1	**827.1**	+ 18.0
EBIT	47.4	**56.8**	+ 19.9
EBIT in % of sales	6.8	**6.9**	
Working Capital in % of sales	15.9	**14.0**	
Employees	4,281	**4,930**	+ 15.2

Financials: Process Equipment

Dynamic growth sustained

GEA Group

- **Process Equipment:**
  - sound EBIT growth despite strong increase in raw material prices
  - factories fully loaded
  - limited availability of special metals (e.g. titanium)

- **Mechanical Separation:**
  - food, pharma and biotec, mineral oil and marine remain strong
  - high demand for biodiesel plants
  - start-up of production in India, also for export
  - margin slightly affected by one-off in USA

- **Dairy Farm Systems:**
  - further increase in margin
  - promising market trends in the US (despite lower milk prices)
  - increasing market in Eastern Europe (Russia, Belarus)

Financials: Process Equipment
Dynamic growth sustained

GEA Group

in EUR million	Q4 2005	**Q4 2006**	in %
Order Intake	295.1	**377.2**	+ 27.8
Sales	330.2	**421.5**	+ 27.6
EBIT	49.1	**56.5**	+ 15.2
EBIT in % of sales	14.9	**13.4**	
Employees	5,695	**6,155**	+ 8.1

Financials: Process Equipment
Dynamic growth sustained

GEA Group

in EUR million	Q1 - Q4 2005	**Q1 - Q4 2006**	in %
Order Intake	1,201.0	**1,448.2**	+ 20.6
Sales	1,119.3	**1,374.6**	+ 22.8
EBIT	126.7	**154.0**	+ 21.6
EBIT in % of sales	11.3	**11.2**	
Working Capital in % of sales	23.7	**23.3**	
Employees	5,695	**6,155**	+ 8.1

Financials: Process Engineering

GEA Group

Order Intake on record high

- **Energy Technology:**
  - order intake doubled within two years
  - strong demand for power plants in China, but also from Europe (Germany and Italy), USA picking up
  - one project with high one-time quality cost
  - extension of capacities in Qatar and China
- **Process Engineering:**
  - sound growth of the American markets, Eurozone slow, Asia and Eastern Europe driving the growth
  - strong evaporation business from bioethanol plants
  - order intake and sales on a record high
  - short-term margin erosion due to the integration of Huppmann

Financials: Process Engineering
Orders intake on record high

GEA Group

in EUR million	Q4 2005	**Q4 2006**	in %
Order Intake	393.8	**754.3**	+ 91.5
Sales	451.2	**599.0**	+ 32.8
EBIT	52.3	**56.2**	+ 7.4
EBIT in % of sales	11.6	**9.4**	
Employees	5,028	**5,879**	+ 16.9

Financials: Process Engineering
New orders on record high

GEA Group

in EUR million	Q1 - Q4 2005	**Q1 - Q4 2006**	in %
Order Intake	1,542.8	**2,264.2**	+ 46.8
Sales	1,343.5	**1,773.5**	+ 32.0
EBIT	96.1	**110.3**	+ 14.8
EBIT in % of sales	7.2	**6.2**	
Working Capital in % of sales	5.6	**4.6**	
Employees	5,028	**5,879**	+ 16.9

Financials: Core segments

Double-digit growth in sales and earnings

GEA Group

in EUR million	Q4 2005	**Q4 2006**	in %
Order Intake	862.7	**1,353.1**	+ 56.9
Sales	982.3	**1,282.3**	+ 30.6
EBIT	119.5	**136.0**	+ 13.8
EBIT in % of sales	12.2	**10.6**	
Employees	15,004	**16,964**	+ 13.1

Financials: Core segments

Double-digit growth in sales and earnings

GEA Group

in EUR million	Q1 - Q4 2005	**Q1 - Q4 2006**	in %
Order Intake	3,487.7	**4,590.1**	+ 31.6
Sales	3,163.9	**3,975.1**	+ 25.6
EBIT	270.2	**321.2**	+ 18.9
EBIT in % of sales	8.5	**8.1**	
Working Capital in % of sales	14.3	**13.0**	
Employees	15,004	**16,964**	+ 13.1

Financials: Core segments
Rolling quarterly averages

GEA Group


Mio EURO
1.150
1.100
1.050
1.000
950
900
850
800
750
10,0
9,5
9,0
8,5
8,0
7,5
7,0
6,5
6,0
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Order Intake
Sales
EBIT-Margin

Group

Business performance Q4 2006 (EBIT)

GEA Group

in EUR million	Q4 2005	**Q4 2006**	in %
Customized Systems	18.1	**23.3**	+ 28.7
Process Equipment	49.1	**56.5**	+ 15.2
Process Engineering	52.3	**56.2**	+ 7.4
Subtotal	119.5	**136.0**	+ 13.8
Holding	(14.9)	**(11.3)**	+ 23.8
Other companies / Consolidation	(6.9)	**(5.9)**	+ 13.9
Subtotal	(21.8)	**(17.3)**	+ 20.7
Total	97.7	**118.7**	+ 21.5

Financials: Group

Business performance Q1-Q4 2006 (EBIT)

GEA Group

in EUR million	Q1 - Q4 2005	**Q1 - Q4 2006**	in %
Customized Systems	47.4	**56.8**	+ 19.9
Process Equipment	126.7	**154.0**	+ 21.6
Process Engineering	96.1	**110.3**	+ 14.8
Subtotal	270.2	**321.2**	+ 18.9
Holding	(37.9)	**(31.8)**	+ 16.1
Other companies / Consolidation	(7.0)	**8.8**	+ 226.0
Subtotal	(44.9)	**(23.0)**	+ 48.9
Total	225.3	**298.2**	+ 32.3

Ongoing operating improvements Q1-Q4 2006

GEA Group

in EUR million	Q1 - Q4 2005	**Q1 - Q4 2006**	in %
Order Intake	3,683.6	**4,977.9**	+ 35.1
Sales	3,390.7	**4,346.2**	+ 28.2
EBIT	225.3	**298.2**	+ 32.3
Net interest expense	(44.5)	**(44.6)**	(0.3)
EBT	180.8	**253.7**	+ 40.4
Taxes	(40.4)	**(66.3)**	(64.2)
Net income on continuing operations	140.4	**187.4**	+ 33.5
Net loss on discontinued operations	(204.6)	**(475.6)**	(132.4)
Net loss	(64.3)	**(288.2)**	(348.3)

Financials: Group

EPS

GEA Group

in EUR	Q1 - Q4 2005	**Q1 - Q4 2006**
EPS	(0.35)	**(1.53)**
Thereof on continuing operations	0.74	**1.00**
Thereof on discontinued operations	(1.09)	**(2.53)**

Outlook 2007 and ongoing

- Sales growth 5-10% per anno
- Acquisitions only if accretive
- Capex about 2% of sales
- Midterm EBIT margin target
  - Core segments up to 10 %
  - Group > 8 %
- Return to dividend for 2007

Financial calendar

GEA Group

March 21, 2007	Annual Report for FY 2006
April 30, 2007	Annual Shareholders' Meeting
May 9, 2007	Interim Report for Q 1
August 2, 2007	Interim Report for Q 2
October 31, 2007	Interim Report for Q 3

Disclaimer

GEA Group

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

GEA Group

Dresdner Kleinwort, German Investment Seminar

New York

January 14-16, 2008

Disclaimer

GEA Group

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.

Agenda

1. **GEA Group at a glance**
2. **YTD 2007**
   1. General Overview
   2. Core Segments
   3. Discontinued Operations
   4. Group
3. **Outlook**
4. **Backup**

Engineering Excellence

GEA Group

Specialty Mechanical Engineering			Other
Customized Systems	**Process Equipment**	**Process Engineering**	
Air Treatment	Process Equipment	Energy Technology	Bischoff
Refrigeration	Mechanical Separation	Process Engineering	Ruhrzink
	Dairy Farm Systems		Other Companies

Guiding Principles

Market leadership and focusing

Technological leadership through outstanding innovation power

Profitable growth and result-driven operations

Calculated risks

Broad growth opportunities of the GEA portfolio

Main Topics

GEA Group

- Margin improvement
- Portfolio management
- Widen low cost base
- Improvement leverage

External factors determining success

GEA Group



dairy technology
beverage technology
starch technology
Food
fish, meat, fats
processing of oils and fats
growing world population
> 6,6 billion in July 2007
chemicals / pharmaceuticals
industrial biotechnology
biodiesel / bioethanol
Life Science
Environment / Infrastructure
power generation
environmental technology
logistics / transportation

Sales by region

GEA Group

Sales by region Q1-Q3 2006


12%
22%
5%
13%
4%
14%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

2.948 EUR million

Sales by region Q1-Q3 2007


11%
22%
6%
13%
4%
14%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

3.661 EUR million

+24,2 %

Employees by region

GEA Group

Employees by region Q3 2006


7%
6%
3%
9%
38%
37%
Germany
EU
North America
South America
Asia
Middle East
Others

16,584 employees

Employees by region Q3 2007


1%
5%
8%
2%
11%
35%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

19,230 employees

+16%

GEA Group

Sales growth and margin improvement

in EUR million	Q1 - Q3 2007	Q1 - Q3 2006	in %
Order Intake	3,923.7	3,500.7	12.1
Order Backlog	2,440.4	1,997.7	22.2
Sales	3,660.6	2,947.5	24.2
EBIT	267.6	179.5	49.1
EBIT in % of sales	7.3%	6.1%	

GEA Group

Increase in margin sped up

- **Air Treatment:**
  - continuing growth in the West European market
  - UK (Denco), Turkey and Russia above expectations
  - production cost problem of new product line overcome
  - strong EBIT and margin increase
  - life cycle costs and CO2 footprint of products more and more crucial for customers

- **Refrigeration:**
  - stable growth of food as well as oil, gas and chemical industry, market position strenghtening further
  - Rising energy costs and increasing environmental concerns presenting opportunities
  - increase in margin
  - acquisition Aerofreeze Systems in Canada on track

Core Segments: Customized Systems

GEA Group

Increase in margin sped up

in EUR million	Q1 - Q3 2007	Q1 - Q3 2006	in %
Order Intake	776.1	656.2	18.3
Order Backlog	297.4	258.7	15.0
Sales	709.9	565.2	25.6
EBIT	49.0	33.5	46.2
EBIT in % of sales	6.9%	5.9%	-
Employees	5,245	4,392	19.4

Core Segments: Process Equipment

GEA Group

Sound and sustainable improvement

- **Process Equipment:**
  - strong growth in marine, food and power business for all kinds of heat exchangers (shell & tube as well as plates)
  - start up cost of new US factory affected result
- **Mechanical Separation:**
  - order intake on high level, still moderate increase
  - good demand by dairy, brewery and juice industry
  - high order intake/sales from marine, energy and oilfield industry
  - increasing demand for sewage works (China, Middle East)
- **Dairy Farm Systems:**
  - strong Eastern (esp. Russia), South Eastern Europe market
  - Western Europe and US market healthy
  - Houle & Fils acquisition contributes to margin increase

Core Segments: Process Equipment

GEA Group

Sound and sustainable improvement

in EUR million	Q1 - Q3 2007	Q1 -Q3 2006	in %
Order Intake	1,254.5	1,071.0	17.1
Order Backlog	538.3	428.3	25.7
Sales	1,099.5	953.1	15.4
EBIT	131.6	97.5	35.0
EBIT in % of sales	12.0%	10.2%	-
Employees	6,746	6,117	10.3

GEA Group

Strong EBIT growth

- **Energy Technology:**
  - order intake 940 Mio. Euro until November
  - contract placements not yet finalized due to customers'capacity constraints
  - new site in Qatar
- **Process Engineering:**
  - ongoing strong order intake especially in Eastern Europe and Asia
  - strong growth in sales
  - Procomac integration on track

Core Segments: Process Engineering

GEA Group

Strong EBIT growth

in EUR million	Q1 - Q3 2007	Q1 -Q3 2006	in %
Order Intake	1,601.4	1,509.9	6.1
Order Backlog	1,547.7	1,272.7	21.6
Sales	1,533.7	1,174.5	30.6
EBIT	81.5	54.1	50.6
EBIT in % of sales	5.3%	4.6%	-
Employees	6,686	5,565	20.2

GEA Group

Profound growth and healthy margin increase

in EUR million	Q1 - Q3 2007	Q1 -Q3 2006	in %
Order Intake	3,632.0	3,237.0	12.2
Order Backlog	2,383.4	1,959.7	21.6
Sales	3,343.0	2,692.8	24.1
EBIT	262.2	185.2	41.6
EBIT in % of sales	7.8%	6.9%	-
Employees	18,677	16,074	16.2

GEA Group

Profound growth and healthy margin increase

9 months	Customized System	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 18.3 %	+ 17.1 %	+ 6.1 %	+ 12.2 %
Order Backlog	+ 15.0 %	+ 25.7 %	+ 21.6 %	+ 21.6 %
Sales	+ 25.6 %	+ 15.4 %	+ 30.6 %	+ 24.1 %
EBIT	+ 46.2 %	+ 35.0 %	+ 50.6 %	+ 41.6 %
EBIT margin	+ 100 bps	+ 170 bps	+ 70 bps	+ 100 bps

Q1 – Q3 2007 compared to Q1 – Q3 2006

GEA Group

Rolling quarterly averages

EUR million


1.300
1.250
1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q1 04 - Q4 04
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Q4 06 - Q3 07
Order Intake
Sales
EBIT-Margin

Discontinued Operations

Both transactions closed

GEA Group

- **Lurgi**
  - Closing on July 20, 2007
- **Lentjes**
  - Closing on December 21, 2007

GEA Group: Q1 - Q3 2007 (EBIT)

in EUR million	Q1 - Q3 2007	Q1 - Q3 2006	in %
Customized Systems	49.0	33.5	46.2
Process Equipment	131.6	97.5	35.0
Process Engineering	81.5	54.1	50.6
Subtotal	262.2	185.2	41.6
Holding	(16.3)	(20.5)	20.5
Other companies / Consolidiation	21.7	14.8	47.0
Subtotal	5.4	(5.7)	195.2
Total	267.6	179.5	49.1

Outlook 2007

GEA Group

Order intake core segments w/o Energy Division > 15 %

Sales > 15 %

EBIT margin core segments > 60 bps improvement

Capex > 2,5 % of sales

Return to dividend

Improve leverage of the balance sheet

Outlook mid term targets 2008-2009

GEA Group

Clearing up portfolio on divisional level

Increase margin of core segments up to 10%

Widen capex to sales to 2.5 / 3.0 %

Achieving gearing of about 50-60% of equity (w/o pensions), i.e. 2x EBITDA

Enhancing dividend policies to about 1/3 of net income

Use share buy back to realize gearing target as far as necessary

Financial calendar

GEA Group

March 13, 2008	Annual Report FY 2007
April 23, 2008	Annual Shareholders‘ Meeting
May 8, 2008	Interim Report Q 1
July 31, 2008	Interim Report Q 2
October 31, 2008	Interim Report Q 3

GEA Group





GEA Group

ENGINEERING EXCELLENCE





Backup

Backup

Net position

GEA Group

in EUR million	Sep 30, 2007
Cash	**296**
Securities	**2**
Bank debt	**(309)**
Net position	**(11)**
Net position Lurgi and Lentjes	**120**
Net position incl Lurgi and Lentjes	**109**

Net position

GEA Group

in EUR million	Sep 30, 2007	June 30, 2007
Cash	296	281
Securities	2	4
Bank debt	(309)	(646)
Net position	(11)	(361)
Net position Lurgi and Lentjes	120	522
Net position incl Lurgi and Lentjes	109	161

GEA Group: Income Statement Q1 – Q3 2007 (1)

GEA Group

(EUR million)	Q1-Q3 2007	Q1-Q3 2006	Change %
Sales	3,660.6	2,947.5	24.2
Cost of sales	-2,736.3	-2,179.9	-25.5
Gross profit	**924.3**	**767.6**	**+20.4**
Selling expenses	-319.9	-294.5	-8.6
Adminstrative expenses	-320.9	-279.9	-14.6
Other income	41.6	37.1	+12.1
Other expenses	-58.2	-50.6	-15.1
Net income on enterprises reported at equity	0.7	0.2	+303.0
Other financial income	0.4	0.4	+5.1
Other financial expenses	-0.2	-0.8	+74.1
Earnings before interest and taxes (EBIT)	**267.6**	**179.5**	**+49.1**
Interest and similar income	11.7	10.3	+13.8
Interest expense and similar charges	-53.5	-41.3	-29.5
Earnings before tax on continuing operations	**225.8**	**148.4**	**+52.1**

GEA Group: Income Statement Q1 – Q3 2007 (2)

GEA Group

(EUR million)	Q1-Q3 2007	Q1-Q3 2006	Change %
Earnings before tax on continuing operations	225.8	148.4	+52.1
Income taxes	-129.2	-57.7	-123.8
thereof current taxes	-35.9	-23.6	-52.0
thereof deferred taxes	-93.4	-34.1	-173.5
Net income on continuing operations	96.6	90.7	+6.5
Net income/loss on discontinued operations	149.0	-237.1	+162.8
Net income/loss	245.5	-146.5	+267.6
thereof minority interest	0.6	-0.1	+603.4
thereof net income/loss attributable to shareholders of GEA Group Aktiengesellschaft	244.9	-146.4	+267.4
Per share (EUR)	EUR per share	EUR per share	
Basic earnings per share	1.30	-0.78	+267.4
- thereof on continuing operations	0.51	0.48	+5.7
- thereof on discontinued operations	0.79	-1.26	+162.8
Diluted earnings per share	1.30	-0.78	+267.4
Weighted average number of shares in issue (million)	187.9	187.9	-0.0

GEA Group: Balance Sheet Q3 2007 (1)

GEA Group

Assets (EUR thousand)	09/30/2007	12/31/2006	Change %
Property, plant and equipment	455,537	404,927	12.5
Investment property	52,760	56,869	-7.2
Goodwill	1,299,389	1,250,763	3.9
Other intangible assets	86,030	41,280	108.4
Investment in enterprises reported at equity	14,058	10,876	29.3
Other non-current financial assets	56,547	52,343	8.0
Deferred taxes	344,106	431,825	-20.3
Non-current assets	**2,308,427**	**2,248,883**	2.6
Inventories	689,755	531,794	29.7
Trade receivables	1,232,560	1,163,512	5.9
Income tax assets	17,712	17,162	3.2
Other current financial assets	190,525	146,501	30.1
Cash and cash equivalents	296,042	260,101	13.8
Current assets	**2,426,594**	**2,119,070**	14.5
Assets held for sale	184,021	583,476	-68.5
Total assets	**4,919,042**	**4,951,429**	-0.7

GEA Group: Balance Sheet Q3 2007 (2)

GEA Group

Equity and liabilities (EUR thousand)	09/30/2007	12/31/2006	Change %
Issued capital	496,890	496,890	0.0
Additional paid-in capital	1,077,076	1,077,076	0.0
Retained earnings	-67,554	-249,149	72.9
Accumulated other comprehensive loss/income	-21,428	327	< -1.000
Treasury shares	-12,029	-65,263	81.6
Minority interest	3,415	1,582	115.9
Equity	**1,476,370**	**1,261,463**	17.0
Non-current provisions	306,424	287,576	6.6
Non-current obligations to employees	513,222	509,676	0.7
Non-current financial liabilities	18,379	17,585	4.5
Other non-current liabilities	7,106	13,766	-48.4
Deferred taxes	87,472	47,535	84.0
Non-current liabilities	**932,603**	**876,138**	6.4
Current provisions	339,765	321,262	5.8
Current obligations to employees	159,489	165,814	-3.8
Current financial liabilities	315,538	89,674	251.9
Trade payables	616,349	707,027	-12.8
Income tax liabilities	46,567	29,098	60.0
Other current liabilities	698,114	557,964	25.1
Current liabilities	**2,175,822**	**1,870,839**	16.3
Liabilities related to assets held for sale	334,247	942,989	-64.6
Total equity and liabilities	**4,919,042**	**4,951,429**	-0.7

GEA Group

Conference Call
Third Quarter 2007

Bochum, October 31, 2007

Agenda

GEA Group

1. General Overview
2. Core Segments
3. Discontinued Operations
4. Group
5. Outlook

Sales growth and margin improvement

GEA Group

in EUR million	Q3 2007	Q3 2006	in %
Order Intake	**1,276.1**	1,235.4	3.3
Order Backlog	**2,440.4**	1,997.7	22.2
Sales	**1,351.8**	1,077.4	25.5
EBIT	**107.7**	74.5	44.5
EBIT in % of sales	**8.0%**	6.9%	-

Business performance Q3 2007 (EBIT)

GEA Group

in EUR million	**Q3 2007**	Q3 2006	in %
Customized Systems	**22.0**	14.4	52.4
Process Equipment	**52.8**	42.1	25.2
Process Engineering	**31.3**	20.3	53.9
Subtotal	**106.0**	76.9	37.9
Holding	**(6.9)**	(7.6)	8.7
Other companies / Consolidiation	**8.7**	5.3	65.0
Subtotal	**1.7**	(2.3)	173.6
Total	**107.7**	74.5	44.5

Core Segments

Core Segments: Customized Systems

GEA Group

Increase in margin sped up

- **Air Treatment:**
  - continuing growth in the West European market
  - UK (Denco), Turkey and Russia above expectations
  - production cost problem of new product line overcome
  - strong EBIT and margin increase
  - life cycle costs and CO2 footprint of products more and more crucial for customers

- **Refrigeration:**
  - stable growth of food as well as oil, gas and chemical industry, market position strenghtening further
  - Rising energy costs and increasing environmental concerns presenting opportunities
  - increase in margin
  - acquisition Aerofreeze Systems in Canada on track

Core Segments: Customized Systems
Increase in margin sped up

GEA Group

in EUR million	**Q3 2007**	Q3 2006	in %
Order Intake	**253.0**	222.7	13.6
Order Backlog	**297.4**	258.7	15.0
Sales	**253.2**	199.3	27.1
EBIT	**22.0**	14.4	52.4
EBIT in % of sales	**8.7%**	7.2%	-
Employees	**5,245**	4,392	19.4

Core Segments: Process Equipment

GEA Group

Sound and sustainable improvement

- **Process Equipment:**
  - strong growth in marine, food and power business for all kinds of heat exchangers (shell & tube as well as plates)
  - start up cost of new US factory affected EBIT but due to USD the new site turns out to be very favorable
- **Mechanical Separation:**
  - order intake on high level, still moderate increase
  - good demand by dairy, brewery and juice industry
  - high order intake/sales from marine, energy and oilfield industry
  - increasing demand for sewage works (China, Middle East)
- **Dairy Farm Systems:**
  - strong Eastern (esp. Russia), South Eastern Europe market
  - Western Europe and US market healthy
  - Houle & Fils acquisition contributes to margin increase

Core Segments: Process Equipment
Sound and sustainable improvement

GEA Group

in EUR million	**Q3 2007**	Q3 2006	in %
Order Intake	**443.7**	382.9	15.9
Order Backlog	**538.3**	428.3	25.7
Sales	**403.5**	342.9	17.7
EBIT	**52.8**	42.1	25.2
EBIT in % of sales	**13.1%**	12.3%	-
Employees	**6,746**	6,117	10.3

Core Segments: Process Engineering

GEA Group

Strong EBIT growth

- **Energy Technology:**
  - order intake significantly below PY due to customers' capacity constraints and not yet finalized contract placements
  - good order backlog and loaded capacities
  - new site in Qatar opened yesterday
- **Process Engineering:**
  - ongoing strong order intake especially in Eastern Europe and Asia
  - strong growth in sales
  - reduced pace in margin improvement
  - Procomac integration on track

Core Segments: Process Engineering
Strong EBIT growth

GEA Group

in EUR million	**Q3 2007**	Q3 2006	in %
Order Intake	**492.8**	530.4	-7.1
Order Backlog	**1,547.7**	1,272.7	21.6
Sales	**603.2**	438.0	37.7
EBIT	**31.3**	20.3	53.9
EBIT in % of sales	**5.2%**	4.6%	-
Employees	**6,686**	5,565	20.2

Core segments

Profound growth and healthy margin increase

GEA Group

in EUR million	**Q3 2007**	Q3 2006	in %
Order Intake	**1,189.5**	1,135.9	4.7
Order Backlog	**2,383.4**	1,959.7	21.6
Sales	**1,259.9**	980.1	28.5
EBIT	**106.0**	76.9	37.9
EBIT in % of sales	**8.4%**	7.8%	-
Employees	**18,677**	16,074	16.2

Core segments

Profound growth and healthy margin increase

GEA Group

9 months	Customized System	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 18.3 %	+ 17.1 %	+ 6.1 %	+ 12.2 %
Order Backlog	+ 15.0 %	+ 25.7 %	+ 21.6 %	+ 21.6 %
Sales	+ 25.6 %	+ 15.4 %	+ 30.6 %	+ 24.1 %
EBIT	+ 46.2 %	+ 35.0 %	+ 50.6 %	+ 41.6 %
EBIT margin	+ 100 bps	+ 170 bps	+ 70 bps	+ 100 bps

Q1 – Q3 2007 compared to Q1 – Q3 2006

GEA Group

Core segments
Rolling quarterly averages

EUR million



1.300
1.250
1.200
1.150
1.100
1.050
1.000
950
900
850
800
750
700
10,0
9,5
9,0
8,5
8,0
7,5
7,0
Q2 04 - Q1 05
Q3 02 - Q2 05
Q4 04 - Q3 05
Q1 05 - Q4 05
Q2 05 - Q1 06
Q3 05 - Q2 06
Q4 05 - Q3 06
Q1 06 - Q4 06
Q2 06 - Q1 07
Q3 06 - Q2 07
Q4 06 - Q3 07
Order Intake
Sales
EBIT-Margin

Discontinued operations

Status of Lurgi and Lentjes disposal

GEA Group

- **Lurgi**
  - Closing on July 20, 2007
  - Result of Lurgi disposal: 207 m EUR

- **Lentjes sold to A-Tec Industries AG on May 2, 2007**
  - Closing expected in Q4 2007
  - Subject to approval by antitrust authorities

Net income of discontinued operations

GEA Group

in EUR million	Q1 - Q2 2007	Q3 2007	**Q1 - Q3 2007**
Lurgi	6.1	201.3	**207.3**
Lentjes	(101.1)	(38.0)	**(139.1)**
Others incl release of provisions	63.3	17.4	**80.7**
Net income / loss DOP	(31.7)	180.7	**149.0**

Group

GEA Group: Q1 - Q3 2007 (EBIT)

GEA Group

in EUR million	**Q1 - Q3 2007**	Q1 - Q3 2006	in %
Customized Systems	**49.0**	33.5	46.2
Process Equipment	**131.6**	97.5	35.0
Process Engineering	**81.5**	54.1	50.6
Subtotal	**262.2**	185.2	41.6
Holding	**(16.3)**	(20.5)	20.5
Other companies / Consolidiation	**21.7**	14.8	47.0
Subtotal	5.4	(5.7)	195.2
Total	**267.6**	179.5	49.1

GEA Group: Q1 - Q3 2007

GEA Group

in EUR million	**Q1 - Q3 2007**	Q1 - Q3 2006	in %
EBIT	**267.6**	179.5	49.1
Net interest expenses	**(41.8)**	(31.1)	(34.7)
EBT	**225.8**	148.4	52.1
Taxes	**(129.2)**	(57.7)	(123.8)
Net income on continuing operations	**96.6**	90.7	6.5
Net income/loss on discont. operations	**149.0**	(237.1)	162.8
Net income / Loss	**245.5**	(146.5)	267.6
EPS*	**1.66**	(0.78)	313.6
EPS continuing operations*	**0.84**	0.48	73.0
EPS discontinuing operations*	**0.82**	(1.26)	165.3

* 2007 adjusted by 61m depreciation of deferred tax assets due to new german tax law
EPS unadjusted: total: 1.30 EUR, continuing operat.: 0.51 EUR, discontinued operat.: 0.79 EUR

Net position

GEA Group

m EUR


June 30, 2007
Disposal Lurgi
Discont. operations
Share buy back
EBITDA
Acquisitions
Capex
WC
Others
September 30, 2007
0
25
50
75
100
125
150
175
200
NP
Cash In
Cash Out

Gearing

GEA Group


m EUR
1.600
1.400
1.200
1.000
800
600
400
200
0
0,0
-5,0
-10,0
-15,0
-20,0
-25,0
-30,0
-35,0
-40,0
-45,0
-39,0
-12,2
-7,4
December 31, 2006
June 30, 2007
September 30, 2007
Net position
Equity
Gearing

Outlook

Outlook 2007

GEA Group

Order intake core segments w/o E-division > 15 %

Sales > 15 %

EBIT margin core segments > 60 bps improvement

Capex > 2,5 % of sales

Return to dividend

Improve leverage of the balance sheet

Outlook mid term targets 2007-2009

GEA Group

Clearing up portfolio on divisional level

Increase margin of core segments up to 10%

Widen capex to sales to 2.5 / 3.0 %

Achieving gearing of about 50-60% of equity (w/o pensions), i.e. 2x EBITDA

Enhancing dividend policies to about 1/3 of net income

Use share buy back to realize gearing target as far as necessary

Financial calendar

GEA Group

March 13, 2008	Annual Report FY 2007
April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report Q 1
July 31, 2008	Interim Report Q 2
October 31, 2008	Interim Report Q 3

Disclaimer

GEA Group

Forward-looking statements are based on our current assumptions and forecasts. These statements naturally entail risks and uncertainties, which may cause the actual results of operations, financial position or performance to diverge significantly from the estimates given here. Factors that could cause such a divergence include changes in the economic and business environment, fluctuations in exchange rates and interest rates, launches of competing products, poor acceptance of new products or services, and changes in business strategy. We are under no obligation to update forward-looking statements.





GEA Group

ENGINEERING EXCELLENCE





Backup

Customized Systems Q1 – Q3

GEA Group

in EUR million	**Q1 - Q3 2007**	Q1 - Q3 2006	in %
Order Intake	**776.1**	656.2	18.3
Order Backlog	**297.4**	258.7	15.0
Sales	**709.9**	565.2	25.6
EBIT	**49.0**	33.5	46.2
EBIT in % of sales	**0.1**	0.1	-
Employees	**5,245.0**	4,392.0	19.4

Backup

Process Equipment Q1 – Q3

GEA Group

in EUR million	**Q1 - Q3 2007**	Q1 -Q3 2006	in %
Order Intake	**1,254.5**	1,071.0	17.1
Order Backlog	**538.3**	428.3	25.7
Sales	**1,099.5**	953.1	15.4
EBIT	**131.6**	97.5	35.0
EBIT in % of sales	**12.0%**	10.2%	-
Employees	**6,746**	6,117	10.3

Backup

Process Engineering Q1 – Q3

GEA Group

in EUR million	**Q1 - Q3 2007**	Q1 -Q3 2006	in %
Order Intake	**1,601.4**	1,509.9	6.1
Order Backlog	**1,547.7**	1,272.7	21.6
Sales	**1,533.7**	1,174.5	30.6
EBIT	**81.5**	54.1	50.6
EBIT in % of sales	**5.3%**	4.6%	-
Employees	**6,686**	5,565	20.2

Core segments Q1 – Q3

GEA Group

in EUR million	**Q1 - Q3 2007**	Q1 -Q3 2006	in %
Order Intake	**3,632.0**	3,237.0	12.2
Order Backlog	**2,383.4**	1,959.7	21.6
Sales	**3,343.0**	2,692.8	24.1
EBIT	**262.2**	185.2	41.6
EBIT in % of sales	**7.8%**	6.9%	-
Employees	**18,677**	16,074	16.2

Core segments Q3

GEA Group

	Customized System	Process Equipment	Process Engineering	Core Segments
Order Intake	+ 13.6 %	+ 15.9 %	- 7.1 %	+ 4.7 %
Order Backlog	+ 15.0 %	+ 25.7 %	+ 21.6 %	+ 21.6 %
Sales	+ 27.1 %	+ 17.7 %	+ 37.7 %	+ 28.5 %
EBIT	+ 52.4 %	+ 25.2 %	+ 53.9 %	+ 37.9 %
EBIT margin	+ 140 bps	+ 80 bps	+ 50 bps	+ 60 bps

Q3 2007 compared to Q3 2006

Group Performance

GEA Group

EUR million	**Q1 - Q3 2007**	Q1 - Q3 2006	in %
Order Intake	**3,923.7**	3,500.7	**12.1**
Order Backlog	**2,440.4**	1,997.7	**22.2**
Sales	**3,660.6**	2,947.5	**24.2**
EBIT	**267.6**	179.5	**49.1**
EBIT-Margin	**7.3%**	6.1%	**-**
EPS in EUR*	**0.84**	0.48	**73.0**

* continuing operations 2007: adjusted by the 61m depeciation of deferred taxes according to German tax reform

Backup

Continuing and discontinuing business

GEA Group

in EUR million	Q3 2007	Q3 2006	in %
EBIT	**107.7**	74.5	44.5
Net interest expenses	**(15.2)**	(10.7)	(41.3)
EBT	**92.6**	63.8	45.1
Taxes	**(89.0)**	(24.8)	(258.5)
Net income on continuing operations	**3.6**	39.0	(90.8)
Net income/loss on discont. operations	**180.7**	(181.4)	199.6
Net income / Loss	**184.3**	(142.4)	229.4
EPS*	**1.34**	(0.76)	276.0
EPS continuing operations*	**0.34**	0.21	63.5
EPS discontinuing operations*	**0.99**	(0.97)	202.9

* 2007 adjusted by 61m depreciation of deferred tax assets due to new german tax law
EPS unadjusted: total: 0.98 EUR, continuing operat.: 0.02 EUR, discontinued operat.: 0.96 EUR

Backup

Sales by region

GEA Group

Sales by region Q1-Q3 2006



12%
22%
5%
13%
4%
14%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

2.948 EUR million

Sales by region Q1-Q3 2007



11%
22%
6%
13%
4%
14%
30%
Germany
EU
North America
South America
Asia
Middle East
Others

3.661 EUR million

+24,2 %

Employees by region

GEA Group

Employees by region Q3 2006


7%
6%
3%
9%
38%
37%
Germany
EU
North America
South America
Asia
Middle East
Others

16,584 employees

Employees by region Q3 2007


1%
5%
8%
2%
11%
35%
38%
Germany
EU
North America
South America
Asia
Middle East
Others

19,230 employees

+16%

Backup

Net position (A)

GEA Group

in EUR million	Sep 30, 2007	June 30, 2007	Change %
Cash	**296**	**281**	5.3
Securities	**2**	**4**	(54.8)
Bank debt	**(309)**	**(646)**	52.1
Net position	**(11)**	**(361)**	96.9
Net position Lurgi and Lentjes	**120**	**522**	(77.0)
Net position incl Lurgi and Lentjes	**109**	**161**	(32.4)

Backup

Net position (B)

GEA Group

in EUR million	Sep 30, 2007	Dec 31, 2006	Change %
Cash	**296**	260	13.8
Securities	**2**	5	(61.0)
Bank debt	**(309)**	(97)	(217.8)
Net position	**(11)**	**168**	(106.7)
Net position Lurgi and Lentjes	**120**	324	(62.9)
Net position incl Lurgi and Lentjes	**109**	**492**	(77.9)

GEA Group: Income Statement Q1 – Q3 2007 (1)

GEA Group

(EUR million)	Q1-Q3 2007	Q1-Q3 2006	Change %
Sales	3,660.6	2,947.5	24.2
Cost of sales	-2,736.3	-2,179.9	-25.5
Gross profit	**924.3**	**767.6**	**+20.4**
Selling expenses	-319.9	-294.5	-8.6
Adminstrative expenses	-320.9	-279.9	-14.6
Other income	41.6	37.1	+12.1
Other expenses	-58.2	-50.6	-15.1
Net income on enterprises reported at equity	0.7	0.2	+303.0
Other financial income	0.4	0.4	+5.1
Other financial expenses	-0.2	-0.8	+74.1
Earnings before interest and taxes (EBIT)	**267.6**	**179.5**	**+49.1**
Interest and similar income	11.7	10.3	+13.8
Interest expense and similar charges	-53.5	-41.3	-29.5
Earnings before tax on continuing operations	**225.8**	**148.4**	**+52.1**

Backup

GEA Group: Income Statement Q1 – Q3 2007 (2)

GEA Group

(EUR million)	Q1-Q3 2007	Q1-Q3 2006	Change %
Earnings before tax on continuing operations	**225.8**	**148.4**	**+52.1**
Income taxes	**-129.2**	**-57.7**	**-123.8**
thereof current taxes	*-35.9*	*-23.6*	*-52.0*
thereof deferred taxes	*-93.4*	*-34.1*	*-173.5*
Net income on continuing operations	**96.6**	**90.7**	*+6.5*
Net income/loss on discontinued operations	**149.0**	**-237.1**	**+162.8**
Net income/loss	**245.5**	**-146.5**	**+267.6**
thereof minority interest	0.6	-0.1	+603.4
thereof net income/loss attributable to shareholders of GEA Group Aktiengesellschaft	244.9	-146.4	**+267.4**
Per share (EUR)	**EUR per share**	**EUR per share**	
Basic earnings per share	**1.30**	**-0.78**	**+267.4**
- thereof on continuing operations	*0.51*	*0.48*	+5.7
- thereof on discontinued operations	*0.79*	*-1.26*	+162.8
Diluted earnings per share	**1.30**	**-0.78**	**+267.4**
Weighted average number of shares in issue (million)	**187.9**	**187.9**	**-0.0**

GEA Group: Income Statement Q3 2007 (1)

GEA Group

(EUR million)	Q3 2007	Q3 2006	Change %
Sales	1,351.8	1,077.4	25.5
Cost of sales	-1,020.9	-801.6	-27.4
Gross profit	**330.9**	**275.8**	**+20.0**
Selling expenses	-107.8	-104.3	-3.4
Adminstrative expenses	-112.9	-93.8	-20.4
Other income	18.7	7.4	+152.8
Other expenses	-21.3	-10.1	-110.0
Net income on enterprises reported at equity	0.0	0.2	-99.5
Other financial income	0.4	0.1	+231.3
Other financial expenses	-0.2	-0.8	+73.7
Earnings before interest and taxes (EBIT)	**107.7**	**74.5**	**+44.5**
Interest and similar income	5.5	3.8	+45.8
Interest expense and similar charges	-20.7	-14.5	-42.5
Earnings before tax on continuing operations	**92.6**	**63.8**	**+45.1**

GEA Group: Income Statement Q3 2007 (2)

GEA Group

(EUR million)	Q3 2007	Q3 2006	Change %
Earnings before tax on continuing operations	**92.6**	**63.8**	**+45.1**
Income taxes	**-89.0**	**-24.8**	**-258.5**
thereof current taxes	*-14.5*	*-8.5*	*-69.7*
thereof deferred taxes	*-74.5*	*-16.3*	*-357.5*
Net income on continuing operations	**3.6**	**39.0**	*-90.8*
Net income/loss on discontinued operations	**180.7**	**-181.4**	**+199.6**
Net income/loss	**184.3**	**-142.4**	**+229.4**
thereof minority interest	0.6	-0.2	+503.8
thereof net income/loss attributable to shareholders of GEA Group Aktiengesellschaft	183.6	-142.3	**+229.1**
Per share (EUR)	**EUR per share**	**EUR per share**	
Basic earnings per share	**0.98**	**-0.76**	**+229.1**
- thereof on continuing operations	*0.02*	*0.21*	-92.4
- thereof on discontinued operations	*0.96*	*-0.97*	+199.6
Diluted earnings per share	**0.98**	**-0.76**	**+229.1**
Weighted average number of shares in issue (million)	**187.8**	**187.9**	**-0.1**

GEA Group: Balance Sheet Q3 2007 (1)

GEA Group

Assets (EUR thousand)	09/30/2007	12/31/2006	Change %
Property, plant and equipment	455,537	404,927	12.5
Investment property	52,760	56,869	-7.2
Goodwill	1,299,389	1,250,763	3.9
Other intangible assets	86,030	41,280	108.4
Investment in enterprises reported at equity	14,058	10,876	29.3
Other non-current financial assets	56,547	52,343	8.0
Deferred taxes	344,106	431,825	-20.3
Non-current assets	**2,308,427**	**2,248,883**	2.6
Inventories	689,755	531,794	29.7
Trade receivables	1,232,560	1,163,512	5.9
Income tax assets	17,712	17,162	3.2
Other current financial assets	190,525	146,501	30.1
Cash and cash equivalents	296,042	260,101	13.8
Current assets	**2,426,594**	**2,119,070**	14.5
Assets held for sale	184,021	583,476	-68.5
Total assets	**4,919,042**	**4,951,429**	-0.7

GEA Group: Balance Sheet Q3 2007 (2)

GEA Group

Equity and liabilities (EUR thousand)	09/30/2007	12/31/2006	Change %
Issued capital	496,890	496,890	0.0
Additional paid-in capital	1,077,076	1,077,076	0.0
Retained earnings	-67,554	-249,149	72.9
Accumulated other comprehensive loss/income	-21,428	327	< -1.000
Treasury shares	-12,029	-65,263	81.6
Minority interest	3,415	1,582	115.9
Equity	**1,476,370**	**1,261,463**	17.0
Non-current provisions	306,424	287,576	6.6
Non-current obligations to employees	513,222	509,676	0.7
Non-current financial liabilities	18,379	17,585	4.5
Other non-current liabilities	7,106	13,766	-48.4
Deferred taxes	87,472	47,535	84.0
Non-current liabilities	**932,603**	**876,138**	6.4
Current provisions	339,765	321,262	5.8
Current obligations to employees	159,489	165,814	-3.8
Current financial liabilities	315,538	89,674	251.9
Trade payables	616,349	707,027	-12.8
Income tax liabilities	46,567	29,098	60.0
Other current liabilities	698,114	557,964	25.1
Current liabilities	**2,175,822**	**1,870,839**	16.3
Liabilities related to assets held for sale	334,247	942,989	-64.6
Total equity and liabilities	**4,919,042**	**4,951,429**	-0.7

Backup

Cash Flow Q3 2007 (1)

GEA Group

(EUR thousand)	01/01/2007 - 09/30/2007	01/01/2006 - 09/30/2006
Net income/loss	245,510	-146,471
+ Income taxes	129,215	57,728
+ Net income/loss on discontinued operations	-148,958	237,144
= Earnings before tax on continuing operations	225,767	148,401
Net interest income	41,842	31,058
= Earnings before interest and tax (EBIT)	**267,609**	**179,459**
Depreciation, amortization, impairment and reversal of impairment on nun-current assets	55,002	47,388
Other non-cash income and expenses	-563	-562
Obligations to employees	-19,789	-10,337
Change in provisions	1,818	45,995
Gains/losses on disposal of non-current assets	-393	-3,425
Change in inventories, incl. unbilled PoC receivables [1]	-42,099	-110,158
Change in trade receivables	-18,919	-87,543
Change in trade payables	-161,569	28,920
Change in other operating assets and liabilities	-24,558	5,570
Tax payments	-18,939	-29,299
Net cash flow from operating activities of discontinued operations	-89,742	-97,286
= Cash flow from operating activities	**-52,142**	**-31,278**

Backup

Cash Flow Q3 2007 (2)

GEA Group

(EUR thousand)	01/01/2007 - 09/30/2007	01/01/2006 - 09/30/2006
= **Cash flow from operating activities**	**-52.142**	**-31.278**
Proceeds from disposal of non-current assets	11.904	7.147
Cash payments for purchases of property, plant and equipment and intangible assets	-81.873	-57.091
Cash payments for purchases of non-current financial assets	-5.087	-6.158
Interest and dividend income	6.903	8.629
Cash payments for acquisitions	-76.678	-3.311
Proceeds from disposal of discontinued operations	571.513	-
Repayment of non-trade receivables from discontinued operations	-484.925	-
Net cash flow from investment activities of discontinued operations	-700	1.066
= **Cash flow from investing activities**	**-58.943**	**-49.718**

Backup

Cash Flow Q3 2007 (3)

GEA Group

(EUR thousand)	01/01/2007 - 09/30/2007	01/01/2006 - 09/30/2006
= **Cash flow from investing activities**	**-58.943**	**-49.718**
Payment from the purchase of own shares	-10.109	-
Change in financial lease liabilities	-1.723	-2.297
Dividend paid by GEA Group AG for 2005	-	-18.795
Cash receipts from finance facilities	203.198	42.559
Cash payments for redemption of finance facilities	-31.580	-29.500
Interest payments	-30.372	-11.868
Net cash from financing activities of discontinued operations	25.871	40.736
= **Cash flow from financing activities**	**155.285**	**20.835**
Exchange-rate-related and other changes in cash and cash equivalents	-2.615	-2.225
= **Change in unrestricted cash and cash equivalents**	**41.585**	**-62.386**
Unrestricted cash and cash equivalents at beginning of year	252.240	424.363
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	-	-88.501
= **Unrestricted cash and cash equivalents at balance sheet date**	**293.825**	**273.476**
Restricted cash and cash equivalents	2.217	4.140
= **Cash and cash equivalents as reported on the face of the balance sheet**	**296.042**	**277.616**

1) including advance payments

Backup

Rolling development of keyfigures

GEA Group

Average of four quarters

	Q2 2004 to Q1 2005	Q3 2004 to Q2 2005	Q4 2004 to Q3 2005	Q1 2005 to Q4 2005	Q2 2005 to Q1 2006	Q3 2005 to Q2 2006	Q4 2005 to Q3 2006	Q1 2006 to Q4 2006	Q2 2006 to Q1 2007	Q3 2006 to Q2 2007	Q4 2006 to Q3 2007
Order Intake [EUR million]											
CUS	173.8	185.0	183.5	186.0	196.9	196.6	207.5	219.5	228.4	241.9	249.4
PEQ	264.3	270.1	292.5	300.3	317.6	329.4	341.5	362.0	375.4	392.7	407.9
PEN	344.2	359.1	384.9	385.7	449.3	451.6	475.9	566.0	573.5	598.3	588.9
Core segments	**782.2**	**814.2**	**860.9**	**871.9**	**963.8**	**977.6**	**1,024.9**	**1,147.5**	**1,177.3**	**1,232.9**	**1,246.3**
Sales [EUR million]											
CUS	176.5	176.2	174.0	175.3	180.7	185.5	191.5	206.8	216.2	229.5	242.9
PEQ	260.0	263.9	270.9	279.8	288.0	304.2	320.8	343.6	352.0	365.1	380.2
PEN	304.0	305.1	321.5	335.9	354.2	382.6	406.4	443.4	468.6	491.9	533.2
Core segments	**740.5**	**745.2**	**766.3**	**791.0**	**822.9**	**872.3**	**918.8**	**993.8**	**1,036.8**	**1,086.4**	**1,156.3**
EBIT [EUR million]											
CUS	12.9	12.2	11.8	11.9	12.2	12.5	12.9	14.2	14.8	16.2	18.1
PEQ	29.4	29.9	30.6	31.7	32.3	33.9	36.6	38.5	41.6	44.4	47.0
PEN	18.3	18.4	19.2	24.0	24.4	26.2	26.6	27.6	30.0	31.7	34.4
Core segments	**60.6**	**60.6**	**61.5**	**67.5**	**69.0**	**72.6**	**76.2**	**80.3**	**86.3**	**92.3**	**99.5**
EBIT-Margin [in %]											
CUS	7.3%	6.9%	6.8%	6.8%	6.8%	6.8%	6.7%	6.9%	6.9%	7.1%	7.4%
PEQ	11.3%	11.3%	11.3%	11.3%	11.2%	11.1%	11.4%	11.2%	11.8%	12.2%	12.4%
PEN	6.0%	6.0%	6.0%	7.2%	6.9%	6.8%	6.5%	6.2%	6.4%	6.4%	6.5%
Core segments	**8.2%**	**8.1%**	**8.0%**	**8.5%**	**8.4%**	**8.3%**	**8.3%**	**8.1%**	**8.3%**	**8.5%**	**8.6%**

Sales, EBIT and EBIT-Margin

GEA Group

Time series partly not comparable due to changes in reporting structures.

Sales (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007
CUS	146.5	178.5	175.3	200.8	701.1	168.1	197.8	199.3	261.9	827.1	206.0	250.7	253.2
PEQ	239.4	273.3	276.4	330.2	1,119.3	272.2	338.0	342.9	421.5	1,374.6	305.5	390.5	403.5
PEN	249.3	300.2	342.8	451.2	1,343.5	322.8	413.8	438.0	599.0	1,773.5	423.6	506.9	603.2
Core Segments	635.2	752.0	794.5	982.2	3,163.9	763.1	949.6	980.2	1,282.3	3,975.1	935.0	1,148.1	1,259.9
Group	942.8	1,076.9	1,143.0	1,334.9	4,497.6	1,091.4	1,280.0	1,077.4	1,398.7	4,346.2	1,055.6	1,253.2	1,351.8

EBIT (in EUR million)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007
CUS	5.3	11.0	13.0	18.1	47.4	6.7	12.4	14.4	23.3	56.8	9.2	17.8	22.0
PEQ	17.3	29.1	31.2	49.1	126.7	19.9	35.5	42.1	56.5	154.0	32.1	46.7	52.8
PEN	8.1	17.1	18.6	52.3	96.1	9.7	24.1	20.3	56.2	110.3	19.2	31.0	31.3
Core Segments	30.7	57.2	62.8	119.5	270.2	36.3	72.0	76.8	136.0	321.2	60.6	95.6	106.0
Group	15.5	21.5	62.2	110.2	209.4	26.9	56.2	74.5	118.7	298.2	64.3	95.6	107.7

EBIT margin (in %)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007
CUS	3.6	6.2	7.4	9.0	6.8	4.0	6.3	7.2	8.9	6.8	4.5	7.1	8.7
PEQ	7.2	10.6	11.3	14.9	11.3	7.3	10.5	12.3	13.4	11.3	10.5	12.0	13.1
PEN	3.2	5.7	5.4	11.6	7.2	3.0	5.8	4.6	9.4	6.1	4.5	6.1	5.2
Core Segments	4.8	7.6	7.9	12.2	8.5	4.8	7.6	7.8	10.6	8.1	6.5	8.3	8.4
Group	1.6	2.0	5.4	8.3	4.7	2.5	4.4	6.9	8.5	6.9	6.1	7.6	8.0

GEA Group sales markets continue to grow

- **Orders rise by 12% and revenue up 24% in 2007**
- **EBIT increases 49% to EUR 267.6 million**
- **Consolidated earnings grow to EUR 245.5 million**

Bochum, October 31, 2007 – GEA Group Aktiengesellschaft reported 2007 Q3 earnings before interest and tax (EBIT) of EUR 107.7 million, representing a rise of 44.5 percent relative to 2006 Q3 (EUR 74.5 million). The EBIT margin rose from 6.9 to 8.0 percent. The cumulative EBIT of the GEA Group rose 49.1 percent, from EUR 179.5 million to EUR 267.6 million. The EBIT margin of the first three quarters improved from 6.1 percent in 2006 to 7.3 percent in 2007. Third-quarter consolidated earnings in 2007 of EUR 1,352 million represented a 25.5 percent rise compared with the prior year period (EUR 1,077 million). Cumulative revenue grew 24.2 percent, from EUR 2,948 million to EUR 3,661 million. In the third quarter, GEA Group earnings before tax (EBT) rose by EUR 28.8 million, or 45.1 percent, to EUR 92.6 million, and cumulatively by EUR 77.4 million, or 52.1 percent, to EUR 225.8 million. The deterioration in the net financial result is mainly due to the change in the Group's financing structure following the sale of the industrial-scale plant construction business. As announced, the reduction of the domestic corporate tax rates by around 10 percent to below 30 percent necessitated an adjustment to the deferred tax assets totaling EUR 67 million in the third quarter. Including earnings from the discontinued business operations, consolidated earnings in the third quarter amounted to EUR 184.3 million (previous year: EUR -142.4 million), and cumulatively stood at EUR 245.5 million (previous year: EUR -146.5 million).

"The most important sales markets for the GEA Group - the food and beverages industry, pharmaceuticals, energy, and chemical/petrochemicals - continue to grow as they are driven primarily by global population growth and rising household incomes, particularly in developing countries. Rising demand for energy, drugs, and processed foodstuffs leads to growing demand for process technology. GEA Group, which enjoys a particularly broad presence in this area, is a beneficiary of this development," as Jürg Oleas, Chairman of the Executive Board of GEA Group Aktiengesellschaft, stated.

With a look on 2007, the Executive Board anticipates rising incoming orders in all divisions except Energy Technology. In view of a decline in demand due to an overall high level of utilization of available capacities, a temporary decline in orders for Energy Technology should be anticipated. Excluding this effect, a rise in orders in the core divisions and Gas Cleaning of over 15 percent can be assumed. The company continues to expect revenue growth of over 15 percent, and a margin improvement in the core business of over 60 basis points for the full 2007 financial year. The positive expectations for 2008 and 2009 have once again improved slightly due to the quality of the new orders received, and the overall positive prospects for mechanical engineering. This should make it possible to realize major progress towards achieving the margin target in 2008. Organic revenue growth should be between 5 and 10 percent per year in 2008 at 2009. The aim is to continue to utilize the financial scope for maneuver to pursue an active acquisition policy. The company is targeting a gearing level of 50 to 60 percent (ratio of net debt to equity). GEA Group will also actively pursue

its aim of buying back its own shares and subsequent cancellation. Around 6.2 million treasury shares that GEA Group previously held were cancelled in July 2007. A further 452,999 shares were repurchased in September and will be cancelled before the end of the 2007 financial year.

Key performance indicators for Q3 2007 (EUR million)

	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006
New Orders				
Customized Systems	253.0	222.7	776.1	656.2
Process Equipment	443.7	382.9	1,254.5	1,071.0
Process Engineering	492.8	530.4	1,601.4	1,509.9
Other	86.5	99.5	291.7	263.7
Total	**1,276.1**	**1,235.4**	**3,923.7**	**3,500.7**
Sales				
Customized Systems	253.2	199.3	709.9	565.2
Process Equipment	403.5	342.9	1,099.5	953.1
Process Engineering	603.2	438.0	1,533.7	1,174.5
Other	91.9	97.3	317.5	254.7
Total	**1,351.8**	**1,077.4**	**3,660.6**	**2,947.5**
EBIT				
Customized Systems	22.0	14.4	49.0	33.5
Process Equipment	52.8	42.1	131.6	97.5
Process Engineering	31.3	20.3	81.5	54.1
Other	1.7	-2.3	5.4	-5.7
Total	**107.7**	**74.5**	**267.6**	**179.5**
% of sales	**8.0**	**6.9**	**7.3**	**6.1**
Earnings before tax	**92.6**	**63.8**	**225.8**	**148.4**
Net income / loss	**184.3**	**-142.4**	**245.5**	**-146.5**
- Net income on continuing operations	3.6	39.0	96.6	90.7
- Net loss on discontinued operations	180.7	-181.4	149.0	-237.1
Basic earings per share (EUR)	**0.98**	**-0.76**	**1.30**	**-0.78**
- thereof on continuing operations	0.02	0.21	0.51	0.48
- thereof on discontinued operations	0.96	-0.97	0.79	-1.26
Net position (adjusted) [1]	109.0	277.4	109.0	277.4
Capital expenditures incl. finance leases	37.2	23.0	188.6	67.3
Employees at balance sheet date	19,230	16,584	19,230	16,584

[1] Including Plant Engineering

GEA Group Aktiengesellschaft is an international technology group that focuses on specialty mechanical engineering, especially process engineering and equipment. The company reported sales of EUR 4.3 billion in 2006 and employed more than 19,200 people as at September 30, 2007. The GEA Group is one of the world's market and technology leaders in 90 percent of its businesses and is listed in Germany's MDAX index (G1A, WKN 660200).

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